 As filed with the Securities and Exchange Commission on October 10, 2000

                                                        File No. 333-44926
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            Amendment No. 1 to
                                   Form S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                                PHONE.COM, INC.
            (Exact Name of Registrant as Specified in Its Charter)

        Delaware                     3661                     94-3219054
                             (Primary Standard             (I.R.S. Employer
    (State or Other              Industrial             Identification Number)
    Jurisdiction of         Classification Code
    Incorporation or              Number)
     Organization)

                             800 Chesapeake Drive
                        Redwood City, California 94063
                                (650) 562-0200
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                ---------------

                            Donald J. Listwin

                  President and Chief Executive Officer
                                Phone.com, Inc.
                             800 Chesapeake Drive
                        Redwood City, California 94063
                                (650) 562-0200
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                                ---------------

                                with copies to:
         Kenton J. King, Esq.                   Elizabeth R. Flint, Esq.
 Skadden, Arps, Slate, Meagher & Flom           Steve L. Camahort, Esq.
                 LLP                       Wilson Sonsini Goodrich & Rosati,
   525 University Avenue, Suite 220             Professional Corporation
     Palo Alto, California 94301                   650 Page Mill Road
            (650) 470-4500                    Palo Alto, California 94304
                                                     (650) 493-9300

                                ---------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger of a subsidiary of the Registrant with and into Software.com pursuant to the Agreement and Plan of Merger, dated as of August 8, 2000, as amended October 5, 2000, described in the enclosed joint proxy statement/prospectus, have been satisfied or waived.

  If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      [PHONE.COM AND SOFTWARE.COM LOGOS]

October 10, 2000

To the Stockholders of Phone.com and Software.com:

  The boards of directors of Phone.com and Software.com have unanimously approved a "merger of equals." In order to complete the merger, both companies must obtain the approval of their stockholders. Phone.com and Software.com believe that this merger will benefit the stockholders of both companies and ask for your support in voting for the merger proposals at the companies' respective meetings.

  Under the terms of the merger agreement, a wholly-owned subsidiary of Phone.com, would merge with and into Software.com and Software.com would become a wholly-owned subsidiary of Phone.com. In the merger, each share of common stock of Software.com outstanding immediately prior to the effective time of the merger would be converted into 1.6105 shares of Phone.com common stock. In addition, outstanding Software.com stock options and warrants would be assumed by Phone.com.

  After careful consideration, the boards of directors of both Phone.com and Software.com have determined that the merger and the transactions associated with it, including the stock issuance, are fair to and in the best interests of their respective stockholders and have approved the merger agreement. The boards of directors of both companies recommend that their respective stockholders vote "FOR" the proposals relating to the merger.

  Phone.com stockholders will vote at Phone.com's annual meeting on November 17, 2000 at the Westin Hotel, 1 Old Bayshore Highway, Millbrae, California at 8:30 a.m., Pacific time. Software.com stockholders will vote at Software.com's special meeting on November 17, 2000 at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware at 11:30 a.m., Eastern time.

  You should consider the matters discussed under "Risk Factors" commencing on page 13 of the enclosed joint proxy statement/prospectus before voting. Please carefully review the entire joint proxy statement/prospectus.

  It is important that your shares be represented at the Phone.com annual meeting or Software.com special meeting, whether or not you plan to attend the meeting in person. Please complete, sign and date the enclosed proxy card and return in the accompanying prepaid envelope to ensure that your shares will be represented at the meeting. You may also vote by telephone or over the Internet by following the instructions on the enclosed proxy card.

  We thank you for your support and interest.

Sincerely,
/S/ ALAIN ROSSMANN                        /S/ FRANK PERNA, JR.
Alain Rossmann                            Frank Perna, Jr.
Chairman of the Board                     Chairman of the Board
Phone.com                                 Software.com

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

  This joint proxy statement/prospectus is dated October 10, 2000, and is first being mailed to stockholders on or about October 16, 2000.

                               [PHONE.COM LOGO]

                               ----------------

                 Notice of Annual Meeting of Stockholders

                               ----------------

  We will hold an annual meeting of stockholders of Phone.com, Inc. at the Westin Hotel, 1 Old Bayshore Highway, Millbrae, California, on November 17, 2000, at 8:30 a.m., Pacific time, to consider and vote upon the following:

  1. A proposal to elect Donald J. Listwin and Alain Rossmann as Class I directors to serve for a term of three years;

  2. A proposal to approve the Agreement and Plan of Merger, dated as of August 8, 2000, as amended, by and among Phone.com, Silver Merger Sub Inc., a wholly owned subsidiary of Phone.com, and Software.com and the issuance of shares of Phone.com common stock, par value $0.001 per share, pursuant to the agreement;


  3. A proposal to approve an amendment to Phone.com's 1996 Stock Plan that would increase the number of shares of Phone.com common stock reserved for issuance under that plan by 4,125,000 shares;

  4. A proposal to ratify the appointment of KPMG LLP as Phone.com's independent auditors for the fiscal year ending June 30, 2001;

  5. A proposal to amend Phone.com's certificate of incorporation to increase the number of authorized shares of Phone.com common stock from 250,000,000 to 1,000,000,000; and

  6. Any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

  The accompanying joint proxy statement/prospectus describes the proposed merger and other proposals in more detail. You are encouraged to read the entire document carefully. In particular, you should carefully consider the discussion entitled "Risk Factors" which begins on page 13.

  Only stockholders of record at the close of business on September 25, 2000, which has been fixed as the record date for notice of the meeting, are entitled to receive notice of the meeting. All stockholders of record on the date of the meeting are entitled to attend and vote at the meeting.

  We urge you to attend the meeting in person or by proxy. If you do not expect to attend the meeting, please vote by completing, signing and dating the enclosed proxy card and returning it promptly in the reply envelope provided. You may also vote by telephone or over the Internet by following the instructions on the enclosed proxy card.

                                         By Order of the Board of Directors of
                                         Phone.com, Inc.

                                         /s/ Alain Rossman


                                         Alain Rossmann
                                         Secretary

Redwood City, California

October 10, 2000

Important: Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote by telephone or over the Internet. If a quorum is not reached, Phone.com will have the added expense of re-issuing these proxy materials. If you attend the meeting and so desire, you may withdraw your proxy and vote in person. Thank you for acting promptly.

                           [SOFTWARE.COM, INC. LOGO]

                               ----------------

                   Notice of Special Meeting of Stockholders

                               ----------------

  We will hold a special meeting of stockholders of Software.com, Inc. ("Software.com") at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware, on November 17, 2000 at 11:30 a.m., Eastern time, for the following purposes:

  1. To consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of August 8, 2000, as amended, by and among Phone.com, Inc., Silver Merger Sub Inc., a wholly-owned subsidiary of Phone.com, Inc., and Software.com. In the merger, Phone.com will issue 1.6105 shares of its common stock in exchange for each outstanding share of Software.com common stock.

  2. To approve an amendment to Software.com's 1995 Stock Plan to increase the number of shares reserved for issuance thereunder by 2,500,000 shares.

  3. To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

  The accompanying joint proxy statement/prospectus describes the proposed merger and other proposals in more detail. You are encouraged to read the entire document carefully. In particular, you should carefully consider the discussion entitled "Risk Factors" which begins on page 13.

  Stockholders who held shares of Software.com at the close of business on September 25, 2000, are entitled to notice of, and to vote at, this meeting. You may also vote by telephone or over the Internet by following the instructions on the enclosed proxy card.

                                         By Order of the Board of Directors of
                                         Software.com, Inc.

                                         /S/ CRAIG A. SHELBURNE

                                         Craig A. Shelburne
                                         Secretary

Santa Barbara, California

October 10, 2000

Important: Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may also vote by telephone or over the Internet. If a quorum is not reached, Software.com will have the added expense of re-issuing these proxy materials. If you attend the meeting and so desire, you may withdraw your proxy and vote in person. Thank you for acting promptly.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
QUESTIONS & ANSWERS ABOUT THE MERGER.......................................   1

SUMMARY....................................................................   3
  The Companies............................................................   3
  What You Will Receive in the Merger......................................   4
  Ownership of Phone.com After the Merger..................................   4
  Record Date for Voting; Required Votes for the Merger Proposals..........   4
  Conditions to the Completion of the Merger...............................   4
  Termination of the Merger Agreement......................................   5
  Temination Fees and Stock Option Agreements..............................   5
  Our Reasons for the Merger...............................................   5
  Board Recommendations....................................................   6
  Opinions of Financial Advisors...........................................   6
  Certain United States Federal Income Tax Considerations..................   6
  Anticipated Accounting Treatment.........................................   6
  Interests of Directors and Officers in the Merger........................   6
  Regulatory Clearances and Approvals......................................   7
  No Dissenter's or Appraisal Rights.......................................   7
  Trading of Phone.com Common Stock........................................   7
  Phone.com Selected Historical Consolidated Financial Data................   8
  Software.com Selected Historical Consolidated Financial Data.............   9
  Selected Unaudited Pro Forma Combined Condensed Financial Data...........  10
  Comparative Per Share Data...............................................  11

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................  12

RISK FACTORS...............................................................  13
  Risks Relating to the Proposed Merger....................................  13
  Risks Relating to the Business and Operations of Phone.com ..............  17
  Risks Relating to the Business and Operations of Software.com ...........  26

THE PHONE.COM ANNUAL MEETING...............................................  36
  Time and Place; Purpose..................................................  36
  Record Date and Outstanding Shares.......................................  36
  Vote and Quorum Required.................................................  36
  How Shares Will Be Voted at the Annual Meeting...........................  37
  Methods of Voting........................................................  37
  How to Revoke a Proxy....................................................  37
  Solicitation of Proxies..................................................  38
  Recommendation of the Phone.com Board of Directors.......................  38

THE SOFTWARE.COM SPECIAL MEETING...........................................  39
  Time and Place; Purpose..................................................  39
  Record Date and Outstanding Shares.......................................  39
  Vote and Quorum Required.................................................  39
  How Shares Will Be Voted at the Special Meeting..........................  39
  Methods of Voting........................................................  40
  How to Revoke a Proxy....................................................  40
  Solicitation of Proxies..................................................  40
  Dissenter's or Appraisal Rights..........................................  41
  Recommendation of the Software.com Board of Directors....................  41

                                                                           Page
                                                                           ----
THE MERGER...............................................................   42
  General................................................................   42
  Background of the Merger...............................................   42
  Phone.com's Reasons for the Merger; Recommendation of the Phone.com
   Board.................................................................   47
  Software.com's Reasons for the Merger; Recommendation of the
   Software.com Board....................................................   49
  Opinion of Phone.com's Financial Advisor...............................   51
  Opinion of Software.com's Financial Advisor............................   56
  Certain United States Federal Income Tax Considerations................   62
  Anticipated Accounting Treatment.......................................   63
  Interests of Directors and Officers in the Merger......................   64
  Regulatory Clearances and Approvals....................................   65
  No Dissenter's or Appraisal Rights.....................................   65
  Quotation on the Nasdaq National Market................................   65
  Delisting and Deregistration of Software.com Common Stock..............   65
  Federal Securities Laws Consequences...................................   65

THE MERGER AGREEMENT.....................................................   66
  The Merger.............................................................   66
  The Exchange Ratio and Treatment of Software.com Securities............   66
  Exchange of Certificates...............................................   66
  Corporate Organization and Governance..................................   67
  Representations and Warranties.........................................   67
  Covenants..............................................................   68
  No Solicitation of Transactions........................................   69
  Board of Directors' Agreement to Recommend.............................   70
  Pooling Letters........................................................   70
  Access to Information..................................................   71
  Commercially Reasonable Efforts........................................   71
  Indemnification, Exculpation and Insurance.............................   71
  Affiliates.............................................................   71
  Employee Benefits......................................................   71
  Post-Merger Operations; Phone.com Board of Directors and Officers......   71
  Conditions to the Consummation of the Merger...........................   72
  Termination............................................................   72
  Termination Fee and Expenses...........................................   73
  Amendment; Extension and Waiver........................................   74

RELATED AGREEMENTS.......................................................   76
  Phone.com Stock Option Agreement.......................................   76
  Phone.com Voting Agreements............................................   77
  Phone.com Affiliate Agreements.........................................   78
  Phone.com Rights Agreement.............................................   78
  Memorandum of Understanding Between Phone.com and Software.com.........   79
  Software.com Stock Option Agreement....................................   79
  Software.com Voting Agreements.........................................   81
  Software.com Affiliate Agreements......................................   81
  Software.com Rights Agreement..........................................   82

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.............   83

PHONE.COM BUSINESS.......................................................   94

PHONE.COM'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  109

                                                                          Page
                                                                          ----
PHONE.COM MANAGEMENT..................................................... 122
  Phone.com Directors and Executive Officers............................. 122
  Phone.com Classified Board of Directors................................ 124
  Phone.com Committees of the Board of Directors......................... 124
  Phone.com Compensation Committee Interlocks and Insider Participation.. 124
  Phone.com Executive Compensation....................................... 125
  Phone.com Summary Compensation Table................................... 125
  Phone.com Director Compensation........................................ 126
  Phone.com Option Grants in Last Fiscal Year............................ 126
  Phone.com Aggregate Option Exercises in Last Fiscal Year and Fiscal
   Year-End Option Values................................................ 127
  Phone.com Employment Agreements and Change of Control Agreements....... 127
  Phone.com Employee Benefit Plans....................................... 128
  Phone.com Limitation of Liability and Indemnification.................. 132

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS, MANAGEMENT AND DIRECTORS
 OF PHONE.COM............................................................ 133

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION.................. 135

PHONE.COM TRANSACTIONS WITH RELATED PARTIES.............................. 137

STOCK PERFORMANCE GRAPH.................................................. 137

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.................. 138

SOFTWARE.COM BUSINESS.................................................... 139

SOFTWARE.COM'S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS............................................... 151

SOFTWARE.COM MANAGEMENT.................................................. 162
  Software.com Directors and Executive Officers.......................... 162
  Software.com Classified Board of Directors............................. 162
  Software.com Committees of the Board of Directors...................... 162
  Software.com Compensation Committee Interlocks and Insider
   Participation......................................................... 163
  Software.com Executive Compensation.................................... 163
  Software.com Summary Compensation Table................................ 163
  Software.com Director Compensation..................................... 163
  Software.com Option Grants in Last Fiscal Year......................... 164
  Software.com Aggregate Option Exercises in Last Fiscal Year and Fiscal
   Year-End Option Values................................................ 164
  Software.com Employment Agreements and Change of Control Agreements.... 164
  Software.com Employee Benefit Plans.................................... 164
  Software.com Limitations of Liability and Indemnification.............. 167

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS, MANAGEMENT AND DIRECTORS
 OF SOFTWARE.COM......................................................... 168

SOFTWARE.COM TRANSACTIONS WITH RELATED PARTIES........................... 169

MARKET PRICE AND DIVIDEND INFORMATION.................................... 170

DESCRIPTION OF PHONE.COM CAPITAL STOCK................................... 171

COMPARISON OF RIGHTS OF HOLDERS OF PHONE.COM COMMON STOCK AND
 SOFTWARE.COM COMMON STOCK............................................... 173
  Size and Classification of the Board of Directors...................... 173
  Removal of Directors; Vacancies........................................ 173
  Meetings of Stockholders............................................... 173
  Indemnification of Officers and Directors.............................. 174
  Annual Statement to Stockholders....................................... 174

                                                                          Page
                                                                          ----
PROPOSALS TO PHONE.COM STOCKHOLDERS TO BE VOTED ON AT THE PHONE.COM
 ANNUAL MEETING.......................................................... 175

OTHER MATTERS............................................................. 179

PROPOSALS TO SOFTWARE.COM STOCKHOLDERS TO BE VOTED ON AT THE SOFTWARE.COM
 SPECIAL MEETING.......................................................... 180

LEGAL MATTERS............................................................. 185

EXPERTS................................................................... 185

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS................................ 186

WHERE YOU CAN FIND MORE INFORMATION....................................... 187

PHONE.COM, INC. AND SOFTWARE.COM, INC. INDEX TO FINANCIAL STATEMENTS...... F-1

ANNEX A Agreement and Plan of Merger, as amended
ANNEX B Phone.com Stock Option Agreement
ANNEX C Software.com Stock Option Agreement
ANNEX D Form of Phone.com Voting Agreement
ANNEX E Form of Software.com Voting Agreement
ANNEX F Form of Phone.com Affiliate Letter
ANNEX G Form of Software.com Affiliate Letter
ANNEX H Form of Software.com Special Affiliate Letter
ANNEX I Memorandum of Understanding
ANNEX J Opinion of Phone.com's Financial Advisor, Credit Suisse First
 Boston Corporation
ANNEX K Opinion of Software.com's Financial Advisor, Morgan Stanley & Co.
 Incorporated

                              QUESTIONS & ANSWERS
                               ABOUT THE MERGER

Q: Why are the two companies proposing the merger?

A: The Internet and telecommunications industries continue to change dramatically as a result of developments in technology, consumer needs and the range of product offerings made possible by these changes. We believe that companies that offer a full range of software products for communications service providers will be the most effective competitors in a market created by the rapid development and convergence of these two industries. We believe that our merger will create a global leader that will provide a broad range of carrier-class software to wireless and wireline carriers, portal operators and Internet service providers. When the merger is completed, we expect the combined company to be a leading provider of highly scalable infrastructure and application software enabling the delivery of e-mail, voicemail, unified messaging, directory, and wireless Internet access for IP-based networks.

To review the reasons for the merger in greater detail, see pages 47 through 50.

Q: What is the proposed merger?

A: In the proposed merger, Software.com will merge with a wholly owned subsidiary of Phone.com. Software.com will survive the merger as a wholly owned subsidiary of Phone.com. The merger agreement, as amended, is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read it carefully.

Q: What will I receive in the merger?

A: Phone.com stockholders:

Following the merger, each share of Phone.com common stock and each option to purchase Phone.com common stock will remain outstanding.

Software.com stockholders:

Following the merger:

 . Software.com common stockholders will receive, in exchange for each of their Software.com shares, 1.6105 shares of Phone.com common stock.

 . Instead of fractional shares of Phone.com common stock, Software.com stockholders will receive cash in an amount equal to such fraction multiplied by the average of the closing prices reported on the Nasdaq National Market for Phone.com common stock for the ten trading days immediately preceding the effective date of the merger.

 . Each option or warrant to purchase Software.com common stock outstanding immediately before the completion of the merger will automatically become an option or warrant to purchase shares of Phone.com common stock. The number of shares of Phone.com common stock which may be purchased under such option or warrant will be equal to the product of the number of Software.com shares that were purchasable before the merger multiplied by 1.6105. The exercise price per share will be the pre-merger exercise price divided by 1.6105.

Q: What are the United States federal income tax consequences of the merger?

A: We expect that, in general, Phone.com stockholders, Software.com and Software.com stockholders will not recognize gain or loss for United States federal income tax purposes as a result of the merger, except for gain or loss attributable to cash received by Software.com stockholders instead of fractional shares. It is a condition to the merger that both Phone.com and Software.com receive legal opinions to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The tax consequences of the merger to you will depend on your own situation. You should consult your tax advisors for a full understanding of these tax consequences.

Q: What do I need to do to get my Phone.com shares?

A: Phone.com stockholders will keep their existing certificates. After the merger is completed Phone.com will send Software.com stockholders written instructions for exchanging their stock certificates. Software.com stockholders should not send in their stock certificates now.

Q: When do you expect to complete the merger?

A: We expect to complete the merger in November 2000, as quickly as possible after the stockholder meetings.

Q: What do I need to do now?

A: First, carefully read this document. There are several ways your shares can be represented at your stockholder meeting. You can indicate on the enclosed proxy card how you want to vote and then sign and mail the proxy card in the enclosed return envelope as soon as possible. You can also cast your vote electronically by telephone by calling the number on your proxy card or over the Internet by going to the web site designated on your proxy card.

Your vote is important regardless of the number of shares that you own.


Q: If my broker holds my shares in "street name," will my broker vote my shares?

A: Your broker will not vote your shares unless you follow the directions your broker provides to you regarding how to vote your shares on the merger proposals. For Software.com stockholders, if you fail to provide your broker with instructions, it will have the same effect as a vote against the merger. For Phone.com stockholders, if you fail to provide your broker with instructions, it will have no effect in determining the number of votes for or against the approval of the merger agreement and the issuance of shares of Phone.com common stock in the merger.

Q: What do I do if I want to change my vote?

A: You can change your vote by sending in a written notice of revocation or a later-dated, signed proxy card to your company's secretary before your stockholders meeting or by attending the meeting in person and voting. You also can change your vote by voting by telephone or over the Internet at a later time.

Q: Who should I call with questions?

A: Phone.com stockholders:

If you have any questions, please call Doug Solomon, Associate General Counsel, at (650) 817-7161.

  Software.com stockholders:

If you have any questions, please call Craig Shelburne, Senior Vice President and General Counsel, at (805) 882-2470.

                                    SUMMARY

  This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read carefully the entire document and the other documents referred to in this document to fully understand the merger. In particular, you should read the documents attached to this joint proxy statement/prospectus, including the merger agreement, as amended, which is attached as Annex A. More information on Phone.com is included in this document beginning on page 94. More information on Software.com is included in this document beginning on page 139. For a guide as to where you can obtain more information on Phone.com and Software.com, see "Where You Can Find More Information" on page 187.

                                 The Companies

Phone.com, Inc. (Page 94)
800 Chesapeake Drive
Redwood City, California 94063
(650) 562-0200

  Phone.com is a leading provider of software, applications and services that enable the delivery of Internet-based information to mass-market wireless telephones. Using its software, wireless subscribers have access to Internet-and corporate intranet-based services, including e-mail, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Phone.com is headquartered in Redwood City, California and has offices throughout the United States, Europe, Asia and Latin America.

Software.com, Inc. (Page 139)
525 Anacapa Street
Santa Barbara, California 93101
(805) 882-2470

  Software.com is a leading supplier of carrier-scale Internet infrastructure software for communication service providers worldwide. Software.com provides a scalable platform that enables service providers to deploy next-generation business and consumer Internet services, including e-mail, IP unified messaging, mobile mail and mobile instant messaging. In addition, Software.com has established strategic relationships with Cisco Systems, Hewlett-Packard, IBM, Nortel Networks and Telcordia Technologies (formerly Bellcore). Founded in 1993, with headquarters in Santa Barbara, California, the company has offices throughout the United States, Europe and Asia.

What You Will Receive in the Merger (Page 66)

Phone.com stockholders:

  After the merger, each share of Phone.com common stock will remain outstanding and each option to purchase Phone.com common stock will also remain outstanding.

Software.com stockholders:

  In the merger, each Software.com share will be exchanged for 1.6105 shares of Phone.com common stock.

  Instead of fractional shares of Phone.com common stock, Software.com stockholders will receive cash in an amount equal to such fraction multiplied by the average of the closing prices reported on the Nasdaq National Market for Phone.com common stock for the ten trading days immediately preceding the effective date of the merger.

  Each option or warrant to purchase Software.com common stock outstanding immediately before the completion of the merger will automatically become an option or warrant to purchase shares of Phone.com common stock. The number of shares of Phone.com common stock which may be purchased under such option or warrant will be equal to the product of the number of Software.com shares that were purchasable before the merger multiplied by 1.6105. The exercise price per share will be the pre-merger exercise price divided by 1.6105.

Ownership of Phone.com After the Merger

  We estimate that the number of shares of Phone.com common stock issued to Software.com stockholders in the merger will constitute approximately 50% of the outstanding common stock of the combined company after the merger.

Record Date for Voting; Required Votes for the Merger Proposals (Pages 36-41)

Phone.com stockholders:

  Each holder of record, as of September 25, 2000, of Phone.com common stock is entitled to cast one vote per share. The affirmative vote, in person or by proxy, of at least a majority of the votes properly cast, is required to approve the merger agreement and the issuance of shares of Phone.com common stock in the merger.

  Stockholders representing approximately 12.7% of the voting power of Phone.com, as of September 15, 2000, have entered into voting agreements with Software.com in which they agreed to vote in favor of the share issuance. We have attached a copy of the form of Phone.com voting agreement as Annex D to this document. You should read it in its entirety.

Software.com stockholders:

  Each holder of record, as of September 25, 2000, of Software.com common stock is entitled to cast one vote per share. The affirmative vote, in person or by proxy, of at least a majority of the shares of Software.com common stock outstanding as of the record date, is required to approve the merger and the merger agreement.

  Stockholders representing approximately 17.1% of the voting power of Software.com, as of September 15, 2000, have entered into voting agreements with Phone.com in which they agreed to vote in favor of the adoption of the merger agreement. We have attached a copy of the form of Software.com voting agreement as Annex E to this document. You should read it in its entirety.

Conditions to the Completion of the Merger (Page 72)

  The completion of the merger depends on the satisfaction or waiver of a number of conditions, including, but not limited to, the following:

  . the approval of the stockholders of Phone.com of the issuance of shares of Phone.com common stock;

  . adoption of the merger agreement by the stockholders of Software.com;

  . expiration or termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which waiting period terminated on August 30, 2000;

  . absence of any legal prohibition or restraint that would prevent consummation of the merger or would be likely to have a material adverse effect on Phone.com or on the effective operation of the business of the combined company after the effective time of the merger;

  . absence of any stop order suspending the effectiveness of the registration statement relating to the shares of Phone.com common stock to be issued in the merger and approval of those shares for trading on the Nasdaq National Market; and

  . receipt of legal opinions that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination of the Merger Agreement (Pages 72-73)

1. Phone.com and Software.com may mutually agree to terminate the merger agreement if the board of directors of each determines to do so by a vote of a majority of the entire board of directors.

2. Either Phone.com or Software.com may terminate the merger agreement if:

  . the merger is not completed by March 31, 2001, or June 30, 2001 under certain circumstances, so long as the party seeking to terminate did not prevent the consummation of the merger by failing to perform any of its obligations under the merger agreement;

  . Phone.com stockholders do not approve the issuance of shares of Phone.com common stock in the merger;

  . Software.com stockholders do not approve the adoption of the merger agreement and the transactions contemplated thereby;

  . any governmental entity issues a nonappealable final order that has a material adverse effect on Phone.com or the effective operation of the combined company following the merger, or a required regulatory approval is denied;

  . the other party materially breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach is incurable or is not cured within 15 business days of written notice thereof; or

  . prior to the Phone.com or Software.com stockholder meeting, as the case may be, the other party's board of directors withdraws, modifies, qualifies or fails to reconfirm its recommendations discussed below under "Board Recommendations," or the other party materially breaches its obligations not to solicit alternative transactions.

Termination Fees and Stock Option Agreements (Pages 73-81)

  If either Phone.com or Software.com terminates the merger agreement because of a failure to obtain stockholder approval and there was a publicly announced proposal for an alternative transaction involving acquisition of at least 50% of its stock, it will have to pay to the other party all of its expenses incurred in connection with the merger agreement. In addition, in certain cases in which the merger agreement is terminated, either party may have to pay a termination fee of $195 million, less any expenses already paid.

  Both Phone.com and Software.com have entered into stock option agreements under which each has granted to the other party an option to purchase up to 19.9% of its shares. The exercise price of the option for Phone.com shares is $78.0625 per share and the exercise price for the option for Software.com shares is $125.7197 per share. The stock option agreements are attached as Annexes B and C. The options are exercisable by a party when such party is entitled to receive a termination fee upon the termination of the merger agreement.

  The termination fees and stock options could discourage other companies from trying or proposing to combine with either Software.com or Phone.com. The total termination fees, expenses and profit realizable under a stock option agreement by either Phone.com or Software.com is limited to $230,454,545.

Our Reasons for the Merger (Pages 47-50)

  Our boards of directors have unanimously approved the merger agreement and the transactions associated with it, and have determined that the merger and the transactions associated with it are in the best interests of our respective stockholders. In reaching their respective decisions, our boards of directors considered that the combination of the companies will likely offer customers a broad range of carrier-class software.

Board Recommendations (Pages 47-50)

Phone.com stockholders:

  The Phone.com board of directors believes that the merger is in your best interests and unanimously recommends that Phone.com stockholders vote "FOR" approval of the merger agreement and the issuance of shares of Phone.com common stock pursuant to the merger agreement.

Software.com stockholders:

  The Software.com board of directors believes that the merger is in your best interests and unanimously recommends that Software.com stockholders vote "FOR" adoption of the merger agreement.

Opinions of Financial Advisors (Pages 51-62)

  In deciding to approve the merger, each of our boards of directors considered opinions from our respective financial advisors.

  Phone.com's financial advisor, Credit Suisse First Boston Corporation, has delivered a written opinion to the Phone.com board of directors as to the fairness, from a financial point of view, to Phone.com of the exchange ratio provided for in the merger. The full text of Credit Suisse First Boston's written opinion, dated August 8, 2000, is attached to this document as Annex
J. Phone.com encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Credit Suisse First Boston's opinion is directed to the Phone.com board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

  In deciding to approve the merger, the Software.com board of directors considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Software.com common stock. The full text of this opinion is attached as Annex K. Software.com urges its stockholders to read the opinion of Morgan Stanley carefully and in its entirety. Morgan Stanley's opinion is directed to the Software.com board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Certain United States Federal Income Tax Considerations (Pages 62-63)

  The exchange of Software.com common stock for Phone.com common stock, other than cash paid for fractional shares, is intended to be tax-free to Software.com stockholders for United States federal income tax purposes. Tax matters are very complicated and the tax consequences of the merger to you will depend on your own personal circumstances. You should consult your tax advisors for a full understanding of all of the tax consequences of the merger to you.

Anticipated Accounting Treatment (Pages 63-64)

  We expect that the merger will be accounted for as a pooling of interests. However, pooling-of- interests accounting treatment is not a condition to the consummation of the merger.

Interests of Directors and Officers in the Merger (Pages 64-65)

  When considering the recommendations of Software.com's and Phone.com's boards of directors, you should be aware that certain Software.com and Phone.com directors, officers and stockholders have interests in the merger that are different from, or are in addition to, yours. These interests include the potential acceleration of stock options held by some of Phone.com's and Software.com's officers upon completion of the merger, the post-merger membership of certain Software.com directors and certain Phone.com directors on the board of directors of the combined company and the indemnification of directors and officers of Software.com against certain liabilities both before and after the merger. In addition, Donald J. Listwin, who was a member of Software.com's board of directors at the time the merger agreement was approved by Software.com's board, resigned from the Software.com board in September 2000 and joined Phone.com as President and Chief Executive Officer and a director of Phone.com. Mr. Listwin has also been designated by both Phone.com and Software.com to serve as President and Chief Executive Officer and as a member of the board of directors of the combined company. Mr. Listwin beneficially owned 111,666 shares of Software.com common stock as of September 15, 2000.

Regulatory Clearances and Approvals (Page 65)

  The completion of the merger is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On August 30, 2000, such waiting period was terminated.

No Dissenter's or Appraisal Rights (Page 65)

  You are not entitled to dissenter's or appraisal rights in connection with the merger.

Trading of Phone.com Common Stock (Page 65)

  Phone.com's common stock is currently traded on the Nasdaq National Market under the symbol "PHCM." The shares of Phone.com common stock issued in connection with the merger will be listed on the Nasdaq National Market.

           Phone.com Selected Historical Consolidated Financial Data

  The tables that follow present portions of Phone.com's consolidated financial statements and are not complete. You should read the following selected historical consolidated financial data in conjunction with Phone.com's consolidated financial statements and related notes thereto and with "Phone.com's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the years ended June 30, 1998, 1999 and 2000, and the consolidated balance sheet data as of June 30, 1999 and 2000 are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, which are included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the years ended June 30, 1996 and 1997 and the consolidated balance sheet data as of June 30, 1996, 1997 and 1998 are derived from audited consolidated financial statements that are not included in this joint proxy statement/prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Phone.com's Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                          Years ended June 30,
                              -------------------------------------------------
                               1996     1997      1998      1999        2000
                              -------  -------  --------  ---------  ----------
                                (in thousands, except per share amounts)
Consolidated Statements of
 Operations Data:
Revenues:
 License....................  $   --   $    80  $    522  $   5,229  $   43,729
 Maintenance and support
  services..................      --       212     1,683      5,921      14,548
 Consulting services........      --       --        --       2,292      10,450
                              -------  -------  --------  ---------  ----------
 Total revenues.............      --       292     2,205     13,442      68,727
                              -------  -------  --------  ---------  ----------
Cost of revenues:
 License....................      --        87        95        371       4,233
 Maintenance and support
  services..................      --       266     1,063      3,022      10,437
 Consulting services........      --       --        --       1,146       6,156
                              -------  -------  --------  ---------  ----------
 Total cost of revenues.....      --       353     1,158      4,539      20,826
                              -------  -------  --------  ---------  ----------
 Gross profit (loss)........      --       (61)    1,047      8,903      47,901
                              -------  -------  --------  ---------  ----------
Operating expenses:
 Research and development...    1,387    3,959     5,732     13,082      37,965
 Sales and marketing........      757    3,198     5,011     10,840      37,222
 General and
  administrative............      522    1,237     1,801      4,432      13,492
 Stock-based compensation...      --       --        108      1,011       5,464
 Amortization of goodwill
  and other intangible
  assets....................      --       --        --         --      214,401
 In-process research and
  development...............      --       --        --         --       22,490
                              -------  -------  --------  ---------  ----------
 Total operating expenses...    2,666    8,394    12,652     29,365     331,034
                              -------  -------  --------  ---------  ----------
 Operating loss.............   (2,666)  (8,455)  (11,605)   (20,462)   (283,133)
Interest income, net........      196      464       982      1,803      19,586
                              -------  -------  --------  ---------  ----------
 Loss before income taxes...   (2,470)  (7,991)  (10,623)   (18,659)   (263,547)
Income taxes................      --       --        --      (2,104)     (1,597)
                              -------  -------  --------  ---------  ----------
 Net loss...................  $(2,470) $(7,991) $(10,623) $ (20,763) $ (265,144)
                              =======  =======  ========  =========  ==========
Basic and diluted net loss
 per share..................  $ (0.26) $ (0.84) $  (1.02) $   (1.49) $    (3.81)
                              =======  =======  ========  =========  ==========
Shares used in computing
 basic and diluted net loss
 per share..................    9,408    9,552    10,442     13,932      69,650
                              =======  =======  ========  =========  ==========
                                                June 30,
                              -------------------------------------------------
                               1996     1997      1998      1999        2000
                              -------  -------  --------  ---------  ----------
                                             (in thousands)
Consolidated Balance Sheet
 Data:
Cash, cash equivalents and
 short-term investments.....  $ 5,848  $ 8,014  $ 33,464  $ 113,086  $  435,588
Total assets................    6,767    9,759    39,144    138,933   2,158,833
Equipment loan and capital
 lease obligations, less
 current portion............      --       --        915        498       3,291
Total stockholders' equity..    6,464    8,125    28,393     92,292   2,020,757

          Software.com Selected Historical Consolidated Financial Data

  In reading the following selected consolidated financial data, you should refer to the Software.com consolidated financial statements and the notes thereto and "Software.com's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The balance sheet data at December 31, 1997 is derived from financial statements audited by Ernst & Young LLP not included herein. The statement of operations data for the year ended December 31, 1996 and the balance sheet data at December 31, 1996 are derived from Software.com's historical financial statements which have been audited by Ernst & Young LLP as combined with unaudited financial statements of AtMobile for such periods. The statement of operations data for the year ended December 31, 1995 and balance sheet data as of December 31, 1995 are derived from unaudited consolidated financial statements not included herein. The selected financial data as of June 30, 2000, for the six months ended June 30, 1999 and 2000 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods.

                                                                            Six Months
                                  Years Ended December 31,                Ended June 30,
                          ---------------------------------------------  -----------------
                           1995    1996      1997      1998      1999     1999      2000
                          ------  -------  --------  --------  --------  -------  --------
                                   (in thousands, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
 Software licenses......  $3,185  $ 6,555  $  7,859  $ 17,462  $ 26,847  $10,285  $ 33,620
 Services...............   1,542    1,332     2,963     9,271    20,094    7,666    15,992
                          ------  -------  --------  --------  --------  -------  --------
 Total Revenues.........   4,727    7,887    10,822    26,733    46,941   17,951    49,612
Cost of Revenues:
 Software licenses......      58      218       689     1,568     2,677    1,142     1,328
 Services...............     --       767     2,736     9,021    13,681    5,823    12,057
                          ------  -------  --------  --------  --------  -------  --------
 Total cost of
  revenues..............      58      985     3,425    10,589    16,358    6,965    13,385
                          ------  -------  --------  --------  --------  -------  --------
 Gross Profit...........   4,669    6,902     7,397    16,144    30,583   10,986    36,227
Operating Expenses:
 Sales and Marketing....     552    4,554     8,767    12,337    19,686    8,249    15,685
 Research and
  development...........   1,263    3,457     6,710    12,093    15,910    6,784    12,651
 General and
  administrative........     811    2,139     3,505     5,891     8,055    3,076     5,778
 Stock based
  compensation--
  acquisition related...     --       --        --        --        125      --      3,646
 Amortization of
  goodwill and purchased
  intangible assets.....     --       --        --        --        329      --      1,716
 Purchased in-process
  research and
  development...........     --       --        --        --      3,210      --      2,000
 Acquisition-related
  costs.................     --       --        --        --        --       --     10,395
 Legal matter...........     --       --      1,000      (400)     (200)    (200)      --
                          ------  -------  --------  --------  --------  -------  --------
 Total operating
  expenses..............   2,626   10,150    19,982    29,921    47,115   17,909    51,871
                          ------  -------  --------  --------  --------  -------  --------
Income (loss) from
 operations.............   2,043   (3,248)  (12,585)  (13,777)  (16,532)  (6,923)  (15,644)
Other income (expense):
 Interest income........     --        87       335       363     2,073        6     2,326
 Interest expense.......     --       --        (63)     (815)     (956)    (427)     (50)
 Other..................      (4)     --        --        (84)      (91)     (68)     (157)
                          ------  -------  --------  --------  --------  -------  --------
 Total other income
  (expense).............      (4)      87       272      (536)    1,026     (489)    2,119
                          ------  -------  --------  --------  --------  -------  --------
Income (loss) before
 income taxes...........   2,039   (3,161)  (12,313)  (14,313)  (15,506)  (7,412)  (13,525)
Provision for income
 taxes..................      69      --          1       446       212      146       356
                          ------  -------  --------  --------  --------  -------  --------
Net Income (loss).......   1,970   (3,161)  (12,314)  (14,759)  (15,718)  (7,558)  (13,881)
 Accretion on redeemable
  convertible preferred
  stock.................     --      (180)     (730)     (825)     (403)    (403)      --
                          ------  -------  --------  --------  --------  -------  --------
 Net income (loss)
  applicable to common
  stockholders..........  $1,970  $(3,341) $(13,044) $(15,584) $(16,121) $(7,961) $(13,881)
                          ======  =======  ========  ========  ========  =======  ========
 Basic and diluted net
  income (loss) per
  share.................  $ 0.10  $ (0.13) $  (0.46) $  (0.54) $  (0.45) $ (0.27) $  (0.30)
                          ======  =======  ========  ========  ========  =======  ========
 Weighted average shares
  outstanding used in
  computing per share
  amounts...............  20,080   25,501    28,119    28,671    35,754   29,740    45,633
                          ======  =======  ========  ========  ========  =======  ========

                                          December 31,
                             ----------------------------------------- June 30,
                              1995   1996   1997      1998      1999     2000
                             ------ ------ -------  --------  -------- --------
                                              (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents..  $2,182 $3,168 $10,433  $  6,262  $ 47,175 $ 41,712
Working capital
 (deficiency)..............   2,271  4,451   4,004    (1,000)   76,979   88,363
Total assets...............   3,742  7,715  18,878    21,748   111,892  201,817
Long-term debt.............     --     --      552     3,115     5,500       28
Redeemable convertible
 preferred stock...........     --   4,710  12,838    13,370       --       --
Total stockholders' equity
 (deficit).................   2,551  1,977  (5,590)  (13,069)   85,164  169,013

         Selected Unaudited Pro Forma Combined Condensed Financial Data

  The following selected unaudited pro forma combined condensed financial data is not complete and is derived from the "Unaudited Pro Forma Combined Condensed Financial Information" included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with such unaudited pro forma combined condensed financial information and the notes thereto. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

  Phone.com's fiscal year ends on June 30. Software.com's fiscal year ends on December 31. The selected unaudited pro forma combined condensed financial data gives effect to the merger of Phone.com and Software.com as if such merger occurred at the beginning of the earliest period presented. The unaudited pro forma combined condensed statement of operations data for the year ended June 30, 1998, reflects the results of operations of Phone.com for the fiscal year ended June 30, 1998, combined with the results of operations of Software.com for the fiscal year ended December 31, 1998. The unaudited pro forma combined condensed statement of operations data for the year ended June 30, 1999, reflects the results of operations of Phone.com for the fiscal year ended June 30, 1999, combined with the results of operations of Software.com for the fiscal year ended December 31, 1999. The unaudited pro forma combined condensed statement of operations data for the year ended June 30, 2000, reflects the results of operations of Phone.com for the fiscal year ended June 30, 2000, with the results of operations of Software.com for the year ended June 30, 2000, in addition to the results of operations of the WAP Business of APiON, AtMotion, Paragon, Onebox, Telarc, and bCandid for the period from July 1, 1999 through their respective dates of acquisition.

                                              Years ended June 30,
                                   --------------------------------------------
                                       1998           1999            2000
                                   -------------  -------------  --------------
                                    (in thousands, except per share amounts)
Pro forma Combined Statements of
 Operations Data:
Revenues:
 License.........................  $      17,984  $      32,076  $       99,121
 Maintenance and support
  services.......................          4,396         13,507          26,708
 Consulting services.............          6,558         14,800          27,714
                                   -------------  -------------  --------------
 Total revenues..................         28,938         60,383         153,543
                                   -------------  -------------  --------------
 Cost of revenues:
 License.........................          1,663          3,046          13,356
 Maintenance and support
  services.......................          2,700          5,797          15,150
 Consulting services.............          5,161          8,685          17,220
                                   -------------  -------------  --------------
 Total cost of revenues..........          9,524         17,528          45,726
                                   -------------  -------------  --------------
 Gross profit....................         19,414         42,855         107,817
                                   -------------  -------------  --------------
Operating expenses:
 Research and development........         17,822         28,934          68,742
 Sales and marketing.............         19,541         33,597          79,318
 General and administrative......          7,677         12,299          32,411
 Stock-based compensation........            335          2,236          12,006
 Amortization of goodwill and
  other intangible assets........            --             329         626,233
 In-process research and
  development....................            --           3,210          27,700
 Legal matter....................           (400)          (200)            --
 Acquisition-related costs.......            --             --           10,395
                                   -------------  -------------  --------------
 Total operating expenses........         44,975         80,405         856,805
                                   -------------  -------------  --------------
 Operating loss..................        (25,561)       (37,550)       (748,988)
Interest and other income, net...            446          2,829          13,826
                                   -------------  -------------  --------------
 Loss before income taxes........        (25,115)       (34,721)       (735,162)
Income taxes.....................           (446)        (2,316)         (2,093)
                                   -------------  -------------  --------------
 Net loss........................        (25,561)       (37,037)       (737,255)
Accretion on redeemable
 convertible preferred stock.....           (825)          (403)            --
                                   -------------  -------------  --------------
 Net loss attributable to common
  stockholders...................  $     (26,386) $     (37,440) $     (737,255)
                                   =============  =============  ==============
Basic and diluted net loss per
 share...........................  $       (0.47) $       (0.52) $        (4.92)
                                   =============  =============  ==============
Shares used in computing basic
 and diluted net loss per share..         56,617         71,514         149,948
                                   =============  =============  ==============

                                                                June 30, 2000
                                                                --------------
                                                                (in thousands)
Pro forma Combined Balance Sheet Data:
Cash, cash equivalents and short-term investments..............   $  523,007
Total assets...................................................    2,358,052
Equipment loan and capital lease obligations, less current
 portion.......................................................        3,319
Total stockholders' equity.....................................    2,089,203

                           Comparative Per Share Data

  The following tables set forth certain historical per share data of Phone.com and Software.com and combined per share data on an unaudited pro forma basis after giving effect to the merger on a pooling of interests accounting basis assuming the issuance of 1.6105 shares of Phone.com common stock in exchange for each share of Software.com common stock. The data is derived from and should be read in conjunction with "Phone.com Selected Historical Consolidated Financial Data," "Software.com Selected Historical Consolidated Financial Data," "Selected Unaudited Pro Forma Combined Condensed Financial Data" and the historical consolidated financial statements of Phone.com and Software.com included in this joint proxy statement/prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the periods presented and should not be construed as representative of future operations. Neither Phone.com nor Software.com declared any cash dividends related to their respective common stock during the periods presented.

  The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. The pro forma combined net loss per share for the years ended June 30, 1998, 1999 and 2000 includes Phone.com's net loss per share for the years ended June 30, 1998, 1999 and 2000, combined with Software.com's net loss per share for the years ended December 31, 1998 and 1999 and the year ended June 30, 2000, respectively. The Software.com equivalent pro forma combined net loss per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 1.6105 shares of Phone.com common stock for each share of Software.com common stock. The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period. The Software.com equivalent pro forma combined book value per share amount is calculated by multiplying the pro forma combined per share amount by the exchange rates of 1.6105 shares of Phone.com common stock for each share of Software.com common stock.

                                                        Years ended June 30,
                                                        ----------------------
                                                         1998    1999    2000
                                                        ------  ------  ------
Historical--Phone.com
Net loss per share--basic and diluted.................. $(1.02) $(1.49) $(3.81)
Book value per share................................... $ 2.29  $ 1.48  $24.40

                                                                Six months
                                       Years Ended December     ended June
                                                31,                 30,
                                       ----------------------  --------------
                                        1997    1998    1999    1999    2000
                                       ------  ------- ------  ------  ------
Historical--Software.com
Net loss per share--basic and
 diluted.............................. $(0.46) $(0.54) $(0.45) $(0.27) $(0.30)
Book value per share.................. $(0.20) $(0.45) $ 2.00  $ 1.87  $ 3.47

                                                         Years ended June 30,
                                                        -----------------------
                                                         1998    1999    2000
                                                        ------- ------- -------
Pro forma combined net loss per share
Per Phone.com share--basic and diluted................. $(0.47) $(0.52) $(4.92)
Per equivalent Software.com share-basic and diluted.... $(0.76) $(0.84) $(7.92)

                                                                        June 30,
                                                                          2000
                                                                        --------
Pro forma combined book value per share
Per Phone.com share....................................................  $12.95
Per equivalent Software.com share......................................  $20.86

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  Any statements in this document about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "believe," "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this document. Among the key factors that have a direct bearing on our results of operations are:

  . general economic and business conditions; the existence or absence of adverse publicity; changes in marketing and technology; changes in political, social and economic conditions;

  . competition in the Internet and wireless and wireline telecommunications sectors; general risks of the wireless and wireline telecommunications and Internet sectors;

  . success of acquisitions and operating initiatives; changes in business strategy or development plans; management of growth;

  . dependence on senior management; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs;

  . our ability to integrate effectively the two companies' technology, operations and personnel in a timely and efficient manner;

  . ability of the combined company to retain and hire key executives, technical personnel and other employees;

  . ability of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization;

  . ability of the combined company to successfully manage its changing relationships with customers, suppliers, value added resellers, and strategic partners;

  . ability of the combined company's customers to accept new product offerings; and

  . the timing of, and regulatory and other conditions associated with, the completion of the merger and the ability of the combined company to combine operations and obtain revenue enhancements following the merger.

  These factors and the risk factors referred to below could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                 RISK FACTORS

  Stockholders of Phone.com and Software.com should consider the following factors, in addition to the other information contained in this document. By voting in favor of the merger, current Software.com stockholders will be choosing to invest in Phone.com common stock and current Phone.com stockholders will face dilution of their ownership interest in Phone.com.

Risks Relating to the Proposed Merger

Phone.com and Software.com may not achieve the benefits they expect from the merger which may have a material adverse effect on the combined company's business, financial and operating results.

  Phone.com and Software.com entered into the merger agreement with the expectation that the merger will result in benefits to the combined company arising out of the creation of a global provider of a broad range of carrier-class software to wireless and wireline carriers, portal operators and Internet service providers. To realize any benefits or synergies from the merger, the combined company will face the following post merger challenges:

  . combining product and service offerings effectively and quickly;

  . retaining and assimilating the management and employees of each company;

  . offering the existing products of each company to the other company's customers;

  . retaining existing customers, strategic partners and suppliers of each company;

  . developing new products that utilize the assets and resources of both companies; and

  . developing and maintaining uniform standards, controls, procedures, policies and information systems.

  If the combined company is not successful in addressing these and other challenges, then the benefits of the merger will not be realized and, as a result, the combined company's operating results and the market price of the combined company's common stock may be adversely affected. Further, neither Phone.com nor Software.com can assure you that the growth rate of the combined company will equal the historical growth rates experienced by Phone.com and Software.com.

Software.com stockholders will receive 1.6105 shares of Phone.com common stock for each share of Software.com common stock despite changes in the market value of Software.com common stock or Phone.com common stock.

  Each share of Software.com common stock will be exchanged for 1.6105 shares of Phone.com common stock upon completion of the merger. This exchange ratio is a fixed number and will not be adjusted for changes in the market price of either Software.com common stock or Phone.com common stock. Neither party is permitted to terminate the merger agreement solely because of changes in the market price of Phone.com or Software.com common stock. Consequently, the specific dollar value of Phone.com common stock to be received by Software.com stockholders will depend on the market value of Phone.com at the time of completion of the merger and may decrease from the date that you submit your proxy. You are urged to obtain recent market quotations for Phone.com common stock and Software.com common stock. Phone.com cannot predict or give any assurances as to the market price of Phone.com common stock at any time before or after the merger. The prices of Phone.com common stock and Software.com common stock may vary because of factors such as:

  . changes in the business, operating results or prospects of Phone.com or Software.com;

  . actual or anticipated variations in quarterly results of operations;

  . market assessments of the likelihood that the merger will be completed;

  . the timing of the completion of the merger;

  . sales of Phone.com common stock or Software.com common stock;

  . additions or departures of key personnel;

  . announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  . conditions or trends in the Internet and telecommunications industries;

  . announcements of technological innovations, new products or services by Phone.com, Software.com or their competitors;

  . changes in market valuations of other Internet software companies;

  . the prospects of post-merger operations;

  . regulatory considerations; and

  . general market and economic conditions.

  If the merger is successfully completed, holders of Software.com common stock will become holders of Phone.com common stock. Phone.com's business differs from Software.com's business, and Phone.com's results of operations, as well as the price of Phone.com common stock, may be affected by factors different than those affecting Software.com's results of operations and the price of Software.com common stock. In particular, Phone.com's business is not operationally profitable and it is not certain that it will achieve profitability in the foreseeable future.

The market price of the combined company's common stock may decline as a result of the merger.

  The market price of the combined company's common stock may decline as a result of the merger for a number of reasons including if:

  . the integration of Phone.com and Software.com is not completed in a timely and efficient manner;

  . the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

  . the effect of the merger on the combined company's financial results is not consistent with the expectations of financial or industry analysts; or

  . significant stockholders of Phone.com and Software.com decide to dispose of their shares following completion of the merger.

Phone.com's and Software.com's officers and directors have conflicts of interest that may influence them to support or approve the merger.

  The directors and officers of Phone.com and Software.com participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . Phone.com has agreed to cause the surviving corporation in the merger to indemnify each present and former Software.com officer and director against liabilities arising out of such person's services as an officer or director;

  . Phone.com will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years;

  . Phone.com has agreed that its board of directors will take all action necessary so that as of the effective time, the board of directors of Phone.com will consist of six members, three of whom were members of the Phone.com board of directors as of the date of the merger agreement and three of whom were members of the Software.com board of directors as of the date of the merger agreement.

  . Phone.com and Software.com have agreed that Donald J. Listwin, a former member of Software.com's board who joined Phone.com in September 2000 as President, Chief Executive Officer and a director, will serve as the combined company's President and Chief Executive Officer. Phone.com and Software.com also agreed that Alain Rossmann, Phone.com's former Chief Executive Officer and current Executive Vice President and Chairman of the Board of Directors, will serve as the combined company's Executive Vice President and Chairman of the Board of Directors, that John L. MacFarlane, Software.com's current Chief Executive Officer, will serve as the combined company's Executive Vice President and that Alan Black, Phone.com's current Senior Vice President, Corporate Affairs, Chief Financial Officer and Treasurer, will continue in the same capacity for the combined company following the merger;

  . the merger may result in a change of control of Software.com and certain of Software.com's officers and key employees have entered into change of control agreements that provide for one-half of the unvested portion of any stock option held by the officer or employee to accelerate and become exercisable in the event that the officer or employee is involuntarily terminated or assigned a position of lesser responsibility or compensation following a change of control; and

  . the merger may result in a change of control of Phone.com and certain of Phone.com's officers and key employees have entered into change of control agreements that provide for all of the unvested portion of any stock option or restricted stock held by the officer or employee to accelerate and become exercisable in the event that the officer or employee is terminated other than for cause or assigned a position of lesser responsibility or compensation within 18 months following a change of control transaction.

  For the above reasons, the directors and officers of Phone.com and Software.com may have been more likely to vote to approve the merger agreement than if they did not hold these interests. Phone.com stockholders and Software.com stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger. You should read more about these interests under "The Merger--Interests of Directors and Officers in the Merger."

Failure to complete the merger could negatively impact Phone.com's and/or Software.com's stock price, future business and operations.

  If the merger is not completed for any reason, Phone.com and Software.com may be subject to a number of material risks, including the following:

  . Phone.com may be required under certain circumstances to pay
    Software.com, and Software.com may be required under certain circumstances to pay Phone.com, a substantial termination fee;

  . benefits that the combined company expects to realize from the merger, such as the potentially enhanced financial and competitive position of the combined company, would not be realized;

  . Phone.com stockholders may experience dilution to their stock ownership because the stock option granted to Software.com by Phone.com may become exercisable and Software.com stockholders may experience dilution of their stock ownership because the stock option granted to Phone.com by Software.com may become exercisable;

  . Phone.com and Software.com may no longer qualify as an entity that may be a party to a business combination for which pooling-of-interests accounting would be available;

  . the price of Phone.com and/or Software.com common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed and that Donald J. Listwin will assume the role of President and Chief Executive Officer of the combined company;

  . costs related to the merger, such as legal, accounting and financial printing fees, as well as a portion of the investment banking fees, must be paid even if the merger is not completed; and

  . the diversion of management attention from the day-to-day business of each company and the unavoidable disruption to its employees and its relationships with customers and suppliers, during the period before consummation of the merger may make it difficult for each company to regain its financial and market position if the merger does not occur.

Uncertainty regarding the merger and the effects of the merger could cause each company's customers strategic partners or key employees to delay or defer decisions.

  Phone.com's and/or Software.com's customers and strategic partners, in response to the announcement of the merger, may delay or defer decisions, which could have a material adverse effect on the business of the relevant company, regardless of whether the merger is ultimately completed. Similarly, current and prospective Phone.com and/or Software.com employees may experience uncertainty about their future roles with the combined company. This may adversely affect Phone.com's and/or Software.com's ability to attract and retain key management, sales, marketing and technical personnel. Further, if the merger is terminated and either company's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner on terms similar to those provided for in this merger agreement. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party.

The costs of the proposed merger could adversely affect combined financial results.

  Phone.com and Software.com expect to incur direct transaction costs of approximately $100.0 million in connection with the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the stockholders of both companies resulting from the issuance of shares in connection with the merger, the combined company's financial results, including earnings per share, could be adversely affected.

Failure to qualify for pooling-of-interests accounting treatment may impact reported operating results.

  While the merger is expected to qualify for pooling-of-interests accounting treatment, pooling treatment is not a condition to the merger. If the merger does not qualify for pooling-of-interests accounting treatment, the purchase method of accounting will apply. Under the purchase method, the fair value of the shares of Phone.com common stock issued in the merger would be recorded as the cost of acquiring the business of Software.com. That cost would be allocated to the individual assets acquired and liabilities assumed according to their respective estimated fair values, with the excess of the fair value of shares of Phone.com common stock over the estimated fair value of net assets acquired recorded as goodwill, to be amortized over a period of 3 to 7 years.

  Purchase accounting treatment would have a material adverse effect on the reported operating results of the combined company as compared to pooling-of-interests accounting treatment because of potential charges to the combined company's earnings for in-process research and development and amortization of goodwill and other intangible assets required by purchase accounting treatment which would result in the combined company reporting a net loss for a longer period of time.

Phone.com and Software.com may not be able to obtain the required regulatory approvals for completion of the merger.

  Phone.com and Software.com cannot complete the merger until they give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a statutory waiting period requirement. Phone.com and Software.com filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division and the waiting period was terminated on August 30, 2000. At any time before or after the effective time of the merger, and notwithstanding that the waiting period has terminated or the merger may have been consummated, the Federal Trade Commission, the Antitrust Division or any state could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

Risks Relating to the Business and Operations of Phone.com

Phone.com's future profitability is uncertain because it has a limited operating history.

  Because Phone.com commenced operations in December 1994 and commercially released its first products in June 1996, Phone.com has only a limited operating history on which you can base your evaluation of its business. In addition, until its fiscal year ended June 30, 1999, Phone.com had less than $2.25 million in annual revenue, which represents a small percentage of its future anticipated annual revenues.

Phone.com may not continue to grow or achieve profitability.

  Phone.com faces a number of risks encountered by early stage companies in the wireless telecommunications and Internet software industries, including:

  . its need for network operators to launch and maintain commercial services utilizing its products;

  . the uncertainty of market acceptance of commercial services utilizing its products;

  . its substantial dependence on products with only limited market acceptance to date;

  . its need to introduce reliable and robust products that meet the demanding needs of network operators and wireless telephone manufacturers;

  . its need to expand its marketing, sales, consulting, and support organizations, as well as its distribution channels;

  . its ability to anticipate and respond to market competition;

  . its need to manage expanding operations; and

  . its dependence upon key personnel.

  Phone.com's business strategy may not be successful, and it may not successfully address these risks.

Phone.com may not achieve or sustain revenue or profit goals.

  Because Phone.com expects to continue to incur significant product development, sales and marketing, and administrative expenses, Phone.com will need to generate significant revenues to become profitable and sustain profitability on a quarterly or annual basis. Phone.com may not achieve or sustain its revenue or profit goals, and Phone.com's ability to do so depends on a number of factors outside of its control, including the extent to which:

  . there is market acceptance of commercial services utilizing Phone.com's products;

  . Phone.com's competitors announce and develop, or lower the prices of, competing products; and

  . Phone.com's strategic partners dedicate resources selling Phone.com's products and services.

  As a result, Phone.com may not be able to increase revenue or achieve profitability on a quarterly or annual basis.

Phone.com's quarterly operating results are subject to significant fluctuations, and its stock price may decline if it does not meet expectations of investors and analysts.

  Phone.com's quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

  . delays in market acceptance or implementation by Phone.com's customers of its products and services;

  . changes in demand by Phone.com's customers for additional products and services;

  . Phone.com's lengthy sales cycle;

  . Phone.com's concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental network operator customer;

  . introduction of new products or services by Phone.com or its competitors;

  . delays in developing and introducing new products and services;

  . changes in Phone.com's pricing policies or those of its competitors or customers;

  . changes in Phone.com's mix of domestic and international sales;

  . risks inherent in international operations;

  . changes in Phone.com's mix of license, consulting and maintenance and support services revenues; and

  . changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation.

  Most of Phone.com's expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed and growing. In addition, Phone.com's expense levels are based, in part, on its expectations regarding future revenues. As a result, any shortfall in revenues relative to Phone.com's expectations could cause significant changes in its operating results from quarter to quarter. Due to the foregoing factors, Phone.com believes period to period comparisons of its revenue levels and operating results are not meaningful. You should not rely on Phone.com's quarterly revenues and operating results to predict its future performance.

Phone.com may be unable to successfully integrate acquired companies into its business or achieve the expected benefits of the acquisitions.

  Phone.com's acquisitions of AtMotion and Paragon, which were completed in February 2000 and March 2000, respectively, and its acquisition of Onebox, which was completed in April 2000, will require further integration of the products, business and operations of these companies with Phone.com. Phone.com may not be able to successfully assimilate the personnel, operations and customers of these companies into its business. Additionally, Phone.com may fail to achieve the anticipated synergies from the acquisitions, including product integration, marketing, product development, distribution and other operational synergies.

  The integration process may further strain Phone.com's existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from Phone.com's core business objectives. In addition, Phone.com is relatively inexperienced in managing significant facilities or operations in geographically distant areas. Finally, Phone.com cannot be certain that it will be able to retain these companies' key employees.

Any future merger or acquisition of companies or technologies may result in disruptions to Phone.com's business and/or the distraction of its management.

  In addition to our pending merger with Software.com, Phone.com may merge with or acquire technologies or companies in the future. Entering into any business combination entails many risks, any of which could materially harm its business, including:

  . diversion of management's attention from other business concerns;

  . failure to assimilate the merged or acquired company with Phone.com's pre-existing businesses;

  . potential loss of key employees from either Phone.com's pre-existing business or the merged or acquired business;

  . dilution of Phone.com's existing stockholders as a result of issuing equity securities; and

  . assumption of liabilities of the merged or acquired company.

  To date, Phone.com has completed acquisitions of seven companies or their assets, consisting of APiON, Angelica Wireless, AtMotion, Paragon, Onebox, Velos and MyAble and has pending its merger with Software.com. Phone.com may merge with or acquire other complementary businesses and technologies in the future. Phone.com may not be able to identify other future suitable merger or acquisition candidates, and even if it does identify suitable candidates, it may not be able to make these transactions on commercially acceptable terms, or at all. If Phone.com does merge with or acquire other companies, it may not be able to realize the benefits it expected to achieve at the time of entering into the transaction. In any future merger or acquisition, Phone.com will likely face the same risks as discussed above. Further, Phone.com may have to incur debt or issue equity securities to pay for any future merger or acquisition, the issuance of which could be dilutive to its existing stockholders.

Phone.com may not be successful in making strategic investments.

  In the future, Phone.com may make strategic investments in other companies. Some of these investments may be made in immature businesses with unproven track records and technologies, and have a high degree of risk, with the possibility that Phone.com may lose the total amount of its investments. Phone.com may not be able to identify suitable investment candidates, and even if it does, it may not be able to make those investments on acceptable terms, or at all. In addition, even if Phone.com makes investments, it may not gain strategic benefits from those investments.

Phone.com's sales cycle is long, and its stock price could decline if sales are delayed or cancelled.

  Quarterly fluctuations in Phone.com's operating performance are exacerbated by its sales cycle, which is lengthy, typically between six and twelve months, and unpredictable. Many factors outside Phone.com's control add to the lengthy education and customer approval process for its products. For example, many of Phone.com's prospective customers have neither budgeted expenses for the provision of Internet-based services to wireless subscribers nor specifically dedicated personnel for the procurement and implementation of its products and services. As a result, Phone.com spends a substantial amount of time educating customers regarding the use and benefits of its products and they in turn spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing Phone.com's products. Further, the emerging and evolving nature of the market for Internet-based services via wireless telephones may lead prospective customers to postpone their purchasing decisions. Any delay in sales of Phone.com's products could cause Phone.com's quarterly operating results to vary significantly from projected results, which could cause Phone.com's stock price to decline.

Phone.com's success depends on acceptance of its products and services by network operators and their subscribers.

  From inception through June 30, 2000, Phone.com has generated a significant portion of its total cumulative revenues from fees paid to it by wireless telephone manufacturers that embed its browser in their wireless telephones. However, Phone.com's future success depends on its ability to increase revenues from sales of its UP.Link Server Suite and related server-based software and services to new and existing network operator customers and on market acceptance of new products and services, including its MyPhone wireless Internet portal framework and related server-based communications applications software products, and Phone.com may not be able to achieve widespread adoption of these products and services by these customers. This dependence is exacerbated by the relatively small number of network operators worldwide. To date, only a limited number of network operators have implemented and deployed services based on Phone.com's products. Phone.com cannot assure you that network operators will widely deploy or successfully market services based on its products, or that large numbers of subscribers will use these services.

The market for the delivery of Internet-based services through wireless telephones is rapidly evolving, and Phone.com may not be able to adequately address this market.

  The market for the delivery of Internet-based services through wireless telephones is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless telephones. As a result, the life cycle of Phone.com's products is difficult to estimate. Phone.com may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, in which case its business would suffer. In addition,

Phone.com cannot predict the rate of adoption by wireless subscribers of these services or the price they will be willing to pay for these services. As a result, it is extremely difficult to predict the pricing of these services and the future size and growth rate of this market.

  Phone.com's network operator customers face implementation and support challenges in introducing Internet-based services via wireless telephones, which may slow their rate of adoption or implementation of the services Phone.com's products enable. Historically, network operators have been relatively slow to implement new complex services such as Internet-based services. In addition, network operators may encounter greater customer service demands to support Internet-based services via wireless telephones than they do for their traditional voice services. Phone.com has limited or no control over the pace at which network operators implement these new services. The failure of network operators to introduce and support services utilizing Phone.com's products in a timely and effective manner could harm its business.

Until recently, Phone.com has relied on sales to a small number of customers, and the failure to retain these customers or add new customers may harm its business.

  To date, a significant portion of Phone.com's revenues in any particular period has been attributable to a limited number of customers, comprised primarily of network operators and wireless telephone manufacturers. Phone.com believes that it will continue to depend upon a limited number of customers for a significant portion of its revenues for each quarter for the foreseeable future. Any failure by Phone.com to capture a significant share of those customers could materially harm its business. For example, during the fiscal year ended June 30, 1999, AT&T Wireless Services accounted for approximately 17% of our total revenues, and DDI Corporation accounted for approximately 14% of our total revenues. For the year ended June 30, 2000 AT&T Wireless Services and DDI Corporation accounted for 6% and 18%, respectively, of our total revenues. The foregoing calculations are based on revenues derived from direct and indirect sales to these customers.

If wireless telephones are not widely adopted for mobile delivery of Internet-based services, Phone.com's business could suffer.

  Phone.com has focused its efforts on mass-market wireless telephones as the principal means of delivery of Internet-based services using its products. If wireless telephones are not widely adopted for mobile delivery of Internet-based services, Phone.com's business would suffer materially. Mobile individuals currently use many competing products, such as portable computers, to remotely access the Internet and e-mail. These products generally are designed for the visual presentation of data, while wireless telephones historically have been limited in this regard. In addition, the development and proliferation of many types of competing products capable of the mobile delivery of Internet-based services in a rapidly evolving industry represents a significant risk to adoption of wireless telephones as the dominant mobile device for accessing Internet-based services. If mobile individuals do not adopt wireless telephones as a means of accessing Internet-based services, Phone.com's business would suffer.

If widespread integration of browser technology does not occur in wireless telephones, Phone.com's business could suffer.

  Because Phone.com's current UP.Link Server Suite and related server-based software offers enhanced features and functionality that are not currently covered by the specifications promulgated by the WAP Forum, subscribers currently must use UP.Browser-enabled wireless telephones in order to fully utilize these features and functionality. Additionally, Phone.com expects that future versions of its UP.Link Server Suite and related server-based software will offer features and functionality that are compatible with the specifications promulgated by the WAP Forum. Phone.com's business could suffer materially if widespread integration of UP.Browser or WAP-compliant third-party browser software in wireless telephones does not occur. All of Phone.com's agreements with wireless telephone manufacturers are nonexclusive, so they may choose to embed a browser other than Phone.com's in their wireless telephones. Phone.com may not succeed in maintaining and developing relationships with telephone manufacturers, and any arrangements may be terminated early or not renewed at expiration. In addition, wireless telephone manufacturers may not produce products using UP.Browser in a timely manner and in sufficient quantities, if at all.

Phone.com's strategy for the MyPhone business model is subject to uncertainties, and Phone.com may not be able to generate sufficient revenues to achieve profitability.

  In September 1999, Phone.com announced its MyPhone service. Phone.com offers MyPhone as an OEM service to enable network operators to create branded mobile Internet portals for their subscribers, and Phone.com does not currently intend to develop its own branded portal site. Phone.com also offers MyPhone as software products that network operators can license from Phone.com and host themselves. Phone.com has limited experience in developing mobile internet portals, and it may not be successful in executing its business strategy for the MyPhone service and products. The success of MyPhone will depend on a number of factors, including the successful transition from offering MyPhone as a hosted service to also offering MyPhone products, the adoption of MyPhone network operators, Phone.com's ability to provide compelling applications and services through MyPhone, and the acceptance by end users of the MyPhone service from network operators. Developing these capabilities and commercializing the product offering will require Phone.com to incur significant additional expenses, including costs relating to operating the portal, as well as sales and marketing and research and development expenses. Phone.com expects to incur these costs and expenses in advance of generating revenues from the services and products. Furthermore, Phone.com's business model for MyPhone is new and evolving. Even if Phone.com is successful in executing this strategy, it cannot be certain that its business model for the MyPhone service and products will result in sufficient revenue to achieve profitability.

The market for Phone.com's products and services is highly competitive.

  The market for Phone.com's products and services is becoming increasingly competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with Phone.com's software products. In addition, a number of Phone.com's competitors, including Nokia, have announced or are expected to announce enhanced features and functionality as proprietary extensions to the WAP protocol. Furthermore, some of Phone.com's competitors, such as NTT, have introduced or may introduce services based on proprietary wireless protocols that are not compliant with the WAP specifications.

  Phone.com expects that it will compete primarily on the basis of price, time to market, functionality, quality and breadth of product and service offerings. Phone.com's current and potential competitors include the following:

    . Wireless equipment manufacturers, such as Ericsson and Nokia;

    . Microsoft;

    . Wireless Knowledge, a joint venture of Microsoft and Qualcomm, as well as a similar European joint venture of Microsoft and Ericsson;

    . Systems integrators, such as CMG plc, and software companies, such as Oracle Corporation and iPlanet, a Sun/Netscape alliance;

    . Wireless network operators, such as NTT DoCoMo;

    . providers of Internet software applications and content, electronic messaging applications and personal information management software solutions; and

    . providers of unified messaging products and services, such as Comverse and Critical Path.

  In particular, Microsoft Corporation has announced its intention to introduce products and services that may compete directly with Phone.com's UP.Link, UP.Browser and UP.Application products. In addition, Microsoft has announced that it intends to enable its Windows CE operating system to run on wireless handheld devices, including wireless telephones. Microsoft has announced its own browser, called Mobile Explorer, for these devices. Furthermore, Nokia is marketing a WAP server to corporate customers and content providers. This WAP server is designed to enable wireless telephone subscribers to directly access applications and services provided by these customers, rather than through gateways provided by network operators' WAP servers. If Nokia's WAP server is widely adopted by corporate customers and content providers, it could undermine the need for network operators to purchase WAP servers. Many of Phone.com's existing competitors, as well as potential competitors, have substantially greater financial, technical, marketing and distribution resources than Phone.com does.

  As Phone.com enters new markets and introduces new services, such as the MyPhone products and services, it will face additional competitors. As Phone.com enters the unified messaging market, it will face competition from established voicemail providers such as Comverse, and Internet-based messaging providers such as Critical Path. In the Portal Framework market, a number of companies have introduced products and services relating to mobile portals that compete with Phone.com's MyPhone service. These existing and potential competitors may include telecommunications companies such as Lucent Technologies, traditional Internet portals, Internet infrastructure software companies and several private mobile Internet portal companies. Phone.com's FoneSync synchronization product will face competition from Motorola's TrueSync product, and product from Puma, as well as from emerging synchronization companies such as Fusion One.

Phone.com's software products may contain defects or errors, and shipments of Phone.com's software may be delayed.

  The software Phone.com develops is complex and must meet the stringent technical requirements of its customers. Phone.com must develop its products quickly to keep pace with the rapidly changing Internet software and telecommunications markets. Software products and services as complex as Phone.com's are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Phone.com has in the past experienced delays in releasing some versions of its products until software problems were corrected. Phone.com's products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of its products and damage to its reputation, as well as lost revenues, diverted development resources, and increased service and warranty costs, any of which could harm Phone.com's business.

Phone.com depends on recruiting and retaining key management and technical personnel with telecommunications and Internet software experience.

  Because of the technical nature of Phone.com's products and the dynamic market in which Phone.com competes, its performance depends on attracting and retaining key employees. In particular, Phone.com's future success depends in part on the continued services of each of its executive officers. Competition for qualified personnel in the telecommunications and Internet software industries is intense, and finding qualified personnel with experience in both industries is even more difficult. Phone.com believes that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others have in the past, and may in the future, attempt to recruit Phone.com's employees.

Phone.com may fail to support its anticipated growth in operations.

  To succeed in the implementation of its business strategy, Phone.com must rapidly execute its sales strategy and further develop products and expand service capabilities, while managing anticipated growth by implementing effective planning and operating processes. If Phone.com fails to manage its growth effectively, its business could suffer materially. To manage anticipated growth, Phone.com must:

  . continue to implement and improve its operational, financial and management information systems; for example, Phone.com is currently in the process of implementing Oracle financial software;

  . hire, train and retain additional qualified personnel;

  . continue to expand and upgrade core technologies;

  . effectively manage multiple relationships with various network operators, wireless telephone manufacturers, content providers, applications developers and other third parties; and

  . successfully integrate the businesses of its acquired companies.

  Phone.com's systems, procedures and controls may not be adequate to support its operations, and its management may not be able to achieve the rapid execution necessary to exploit the market for its products and services.

Phone.com's success, particularly in international markets, depends in part on its ability to maintain and expand its distribution channels.

  Phone.com's success depends in part on its ability to increase sales of its products and services through value-added resellers and systems integrators and to expand its indirect distribution channels. If Phone.com is unable to maintain the relationships that it has with its existing distribution partners, increase revenues derived from sales through its indirect distribution channels, or increase the number of distribution partners with whom it has relationships, then Phone.com may not be able to increase its revenues or achieve profitability.

  Phone.com expects that many network operators in international markets will require that Phone.com's products and support services be supplied through value-added resellers and systems integrators. Thus, Phone.com expects that a significant portion of international sales will be made through value-added resellers and systems integrators, and the success of its international operations will depend on its ability to maintain productive relationships with value-added resellers and systems integrators.

  In addition, Phone.com's agreements with its distribution partners generally do not restrict the sale by them of products and services that are competitive with Phone.com's products and services, and each of Phone.com's partners generally can cease marketing our products and services at their option and, in some circumstances, with little or no notice or penalty.

Phone.com depends on others to provide content and develop applications for wireless telephones.

  In order to increase the value to customers of Phone.com's product platform and encourage subscriber demand for Internet-based services via wireless telephones, Phone.com must successfully promote the development of Internet-based applications and content for this market. If content providers and application developers fail to create sufficient applications and content for Internet-based services via wireless telephones, its business could suffer materially. Phone.com's success in motivating content providers and application developers to create and support content and applications that subscribers find useful and compelling will depend, in part, on its ability to develop a customer base of network operators and wireless telephone manufacturers large enough to justify significant and continued investments in these endeavors.

If Phone.com is unable to integrate its products with third-party technology, such as network operators' systems, its business may suffer.

  Phone.com products are integrated with network operators' systems and wireless telephones. If Phone.com is unable to integrate its platform products with these third-party technologies, its business could suffer materially. For example, if, as a result of technology enhancements or upgrades of these systems or telephones, Phone.com is unable to integrate its products with these systems or telephones, Phone.com could be required to redesign its software products. Moreover, many network operators use legacy, or custom-made, systems for their general network management software. Legacy systems and certain custom-made systems are typically very difficult to integrate with new server software such as Phone.com's UP.Link Server Suite. Phone.com may not be able to redesign its products or develop redesigned products that achieve market acceptance.

An interruption in the supply of software that Phone.com licenses from third parties could cause a decline in product sales.

  Phone.com licenses technology that is incorporated into its products from third parties, such as RSA Data Security, Inc. and other companies. Any significant interruption in the supply of any licensed software could cause a decline in product sales, unless and until Phone.com is able to replace the functionality provided by this licensed software. Phone.com also depends on these third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could materially harm Phone.com's business.

Phone.com may be unable to adequately protect its proprietary rights.

  Phone.com's success depends significantly on its ability to protect its proprietary rights to the technologies used in Phone.com's products. If Phone.com is not adequately protected, its competitors could use the intellectual property that Phone.com has developed to enhance their products and services, which could harm Phone.com's business. Phone.com relies on patent protection, as well as a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions, to protect its proprietary rights, but these legal means afford only limited protection.

Phone.com may be sued by third parties for infringement of their proprietary rights.

  The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of entrants into Phone.com's market increases, the possibility of an intellectual property claim against Phone.com grows. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle and could divert management attention from administering Phone.com's core business.

  In April 2000, Phone.com filed a lawsuit against Geoworks Corporation in the U.S. District Court in San Francisco, California, alleging, and seeking a court order declaring, that U.S. Patent No. 5,327,529, assigned to Geoworks is not infringed by Phone.com and that the patent is also invalid and unenforceable. Phone.com took this action in response to Geoworks' attempt to require industry participants to obtain licenses under the Geoworks patent. On June 15, 2000, Geoworks filed an answer to Phone.com's complaint and asserted a counterclaim against Phone.com alleging that Phone.com infringes the patent and seeking various forms of relief. On September 8, 2000, Geoworks filed a complaint with the International Trade Commission requesting that the commission commence an investigation pursuant to section 337 of the Tariff Act of 1930, based on the importation by Phone.com and Sanyo of WAP compatible devices. Geoworks seeks to have the commission prohibit the importation of these WAP compatible devices based on Geoworks' allegation that they infringe U.S. Patent No. 5,327,529. Phone.com denies Geoworks' allegations and while it intends to pursue its position vigorously, the outcome of any litigation is uncertain, and Phone.com may not prevail. Additionally, Phone.com may incur substantial expenses in defending against these claims. Should Phone.com be found to infringe the Geoworks patent, it may be liable for potential monetary damages, and could be required to obtain a license from Geoworks. If Phone.com is unable to obtain a license on commercially reasonable terms, it may not be able to proceed with development and sale of some of its products.

International sales of products is an important part of Phone.com's strategy, and this expansion carries specific risks.

  International sales of products and services accounted for 73% of Phone.com's total revenues for the year ended June 30, 2000. Phone.com expects international sales to continue to account for a significant portion of its revenues, although the percentage of Phone.com's total revenues derived from international sales may vary. Risks inherent in Phone.com's international business activities include business, economic, political and legal risks. See

"Phone.com's Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview."

Undetected Year 2000 problems could potentially harm Phone.com's business.

  Although the date is now past January 1, 2000 and Phone.com has not experienced any material adverse impact from the transition to the Year 2000, Phone.com cannot provide assurance that its suppliers and customers have not been affected in a manner that is not yet apparent. In addition, certain computer programs that were date sensitive to the Year 2000 may experience difficulties with future dates even though they have not experienced difficulties to date.

Phone.com's stock price, like that of many companies in the Internet and telecommunications software industries, may be volatile.

  Since Phone.com's initial public offering in June 1999, its stock price has experienced significant volatility. Phone.com expects that the market price of its common stock also will fluctuate in the future as a result of variations in its quarterly operating results. These fluctuations may be exaggerated if the trading volume of Phone.com's common stock is low. In addition, due to the technology-intensive and emerging nature of Phone.com's business, the market price of its common stock may rise and fall in response to:

  . announcements of technological or competitive developments;

  . acquisitions or strategic alliances by Phone.com or its competitors;

  . the gain or loss of a significant customer or order; and

  . changes in estimates of Phone.com's financial performance or changes in recommendations by securities analysts.

  Additionally, the market price of Software.com is subject to many of the same risks listed above. Because of Phone.com's pending merger with of Software.com, fluctuations in Software.com's stock price can increase the volatility in the market price of Phone.com's common stock.

Phone.com's stock price may be volatile, exposing it to expensive and time-consuming securities class action litigation.

  The stock market in general, and the stock prices of Internet-related companies in particular, have recently experienced extreme volatility, which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, Phone.com's stock price could decline below current levels or the initial public offering price regardless of its actual operating performance. Furthermore, the historical trading volume of Phone.com's stock is not indicative of any future trading volume of Phone.com's stock because a substantial portion of shares were not eligible for sale until recently. Therefore, if a large number of shares of Phone.com's stock are sold in a short period of time, Phone.com's stock price will decline. In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. Phone.com may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert Phone.com's management's time and resources, which could harm its business, financial condition, and operating results.

Phone.com's certificate of incorporation, bylaws, rights agreement and Delaware law contain provisions that could discourage a takeover.

  On August 8, 2000, in connection with Phone.com's pending merger with Software.com, Phone.com's board of directors declared a dividend distribution of one right for each share of Phone.com's common stock outstanding on August 18, 2000. The rights are exercisable for a series of Phone.com's preferred stock under certain circumstances as specified in Phone.com's rights agreement dated August 8, 2000. The potential exercise of rights under the rights agreement could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. Additionally, provisions of Phone.com's certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger. These provisions include the following:

  . establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

  . authorizing the board to issue preferred stock;

  . prohibiting cumulative voting in the election of directors;

  . limiting the persons who may call special meetings of stockholders;

  . prohibiting stockholder action by written consent; and

  . establishing advance notice requirements for nominations for election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Risks Relating to the Business and Operations of Software.com

Software.com's future revenues are unpredictable and it expects its quarterly operating results to fluctuate.

  Software.com may fail to accurately forecast its revenues in any given period as a result of its limited operating history, the emerging nature of the markets in which it competes and its reliance on a small number of products and large customers. Software.com's revenues could fall short of its expectations if it experiences delays in signing new customer accounts or cancellation of one or more current or new customer accounts. A number of factors are likely to cause fluctuations in Software.com's operating results, including:

  . the volume and timing of mailbox activation by Software.com's InterMail Mx customers;

  . the length of Software.com's sales and product deployment cycles for Software.com's InterMail products;

  . Software.com's ability to attract and retain customers in new markets, including Europe and Asia;

  . Software.com's continuing dependence on the InterMail line of products and related services for substantially all of its revenues;

  .  Software.com's dependence on a small number of large customers;

  . Software.com's dependence on continued growth of the service provider market;

  . any delays in Software.com's introduction of new products or enhancements;

  . the amount and timing of operating costs and capital expenditures relating to expansion of Software.com's operations;

  . the announcement or introduction of new or enhanced products or services by Software.com's competitors;

  . adverse customer reaction to technical difficulties or "bugs" in Software.com's software;

  . the growth rate and performance of the Internet in general and of Internet communications in particular;

  . the growth rate and performance of wireless networks in general and of wireless communications in particular;

  . the volume of sales by Software.com's distribution partners and resellers;

  .  Software.com's pricing policies and those of its competitors; and

  . the increase in Software.com's cost to resell, or its customers' cost to buy or the unavailability of, the Oracle 8i database which is currently necessary to use Software.com's InterMail Mx product and any related price concessions on Software.com's InterMail Mx product that its customers demand as a result.

  Due to the foregoing factors, Software.com's quarterly operating results have fluctuated significantly and it expects that future operating results will be subject to similar fluctuations. Software.com's revenue from large-scale installations of its software depends heavily on the customers' timing of deployment of its software, the migration of their installed base of users to its software platform, and the rate of growth of their customer base.

Accordingly, a delay in a deployment past the end of a particular quarter could negatively impact Software.com's results of operations for that quarter. It is possible that in future quarters Software.com's operating results could fall below the expectations of public market analysts or investors. In this event, the price of Software.com's common stock may fall.

  Software.com plans to significantly increase its operating expenses to expand its international sales and marketing operations and fund greater levels of research and development. Software.com's operating expenses, which include sales and marketing, research and development, and general and administrative expenses, are based on expectations of future revenues and are relatively fixed in the short term. If revenues fall below Software.com's expectations and it is not able to quickly reduce its spending in response, its business, financial condition, and operating results will suffer. Accordingly, period-to-period comparisons of Software.com's operating results are not a good indication of its future performance. It is possible that Software.com's operating results in some quarters will not meet the expectations of stock market analysts and investors.

Variations in the time it takes to sell, deploy and activate mailboxes using Software.com's InterMail Mx product may cause fluctuations in Software.com's operating results.

  Variations in the length of Software.com's sales and deployment cycles for InterMail Mx could cause its revenue, and thus its business, financial condition and operating results, to fluctuate widely from period to period. Software.com's customers generally take a long time to evaluate its InterMail Mx product, and many people are involved in the evaluation process. Software.com expends significant resources educating and providing information to its prospective customers regarding the use and benefits of InterMail Mx. Additionally, at present, in order to deploy Software.com's InterMail Mx product, a customer must have a license to use an Oracle 8i database. Software.com's customers' cost for purchasing an Oracle 8i database, whether from Software.com or directly from Oracle, has increased and may cause potential customers to decide not to buy Software.com's InterMail Mx product. If this happens, Software.com may be forced to absorb some of the costs of the increase in order to sell the InterMail Mx product. In either case, unless Software.com is able to identify and implement a suitable alternative to the Oracle database, Software.com's revenues from its InterMail Mx product would decrease. Although Software.com is actively evaluating alternative databases, there can be no assurance that it will be able to substitute a new database for Oracle in a timely and cost-effective manner. Even if a customer decides to purchase Software.com's InterMail Mx product, Software.com's customers tend to integrate InterMail Mx into their existing systems slowly and deliberately. The timing of the deployment depends upon:

  .  the efforts of Software.com's professional services staff;

  .  the geographic disbursement of the customer's hardware;

  . the complexity of the customer's network and the resulting degree of hardware configuration necessary to deploy InterMail Mx on their system;

  .  the internal technical capabilities of the customer;

  .  the customer's budgetary constraints; and

  . the stability and sophistication of the customer's current messaging system.

  Because of the number of factors influencing the sales and deployment processes, the period between Software.com's initial contact with a new customer and the time when Software.com begins to recognize revenue from that customer varies widely in length. Software.com's sales cycles for InterMail Mx typically range from six months to a year, and its software deployment cycles typically range from three to six months thereafter, although occasionally these cycles can be much longer. During these cycles, Software.com typically commits substantial resources in advance of receiving any software license revenue.

  In addition, the amount of software license revenue that Software.com is able to recognize in any given period depends on how quickly Software.com's customers activate new mailboxes and report the activation of those new mailboxes to Software.com. Under Software.com's InterMail Mx license agreements, Software.com's customers typically pay it a fee for each new user account, or "mailbox," they activate using InterMail Mx. Software.com recognizes software license revenue from these agreements when its customer reports mailbox activations to it or Software.com otherwise learns of such activations. Customers typically report activations on a quarterly basis after they have completed a deployment of InterMail Mx. Because Software.com charges its customers only for activating "new" mailboxes, a customer can reassign a lost subscriber's mailbox to a new subscriber without having to pay Software.com a fee. Software.com cannot control how quickly its customers activate new mailboxes. The primary factors affecting the timing are the ability of Software.com's customers to retain subscribers and grow their subscriber bases by attracting end users to their online services, and their willingness to promote InterMail Mx messaging services with their subscribers. Mailbox activations and the associated revenue may be concentrated in a particular quarter and, as a result, Software.com's revenue for a particular quarter is not a good indication of its future revenue. Software.com's revenues may fluctuate widely from period to period depending on the timing of its customers' activation of new mailboxes, and any delay in or failure by its customers to activate new mailboxes will harm its business, financial condition, and operating results.

  In addition, Software.com bases its quarterly revenue projections, in part, upon its expectations of how many mailboxes its InterMail Mx customers will activate in that quarter. Because the timing of mailbox activation is outside of Software.com's control, it is often difficult for Software.com to make accurate forecasts. If Software.com's expectations, and thus its revenue projections, are not accurate for a particular quarter, its actual operating results for that quarter could fall below the expectations of analysts and investors.

Because Software.com has a limited operating history, it may be difficult for you to evaluate Software.com's business and prospects.

  Software.com has only a limited operating history, which makes it difficult for investors to predict its future operating performance. You should consider the risks, expenses, and difficulties that Software.com may encounter as a young company in a rapidly evolving market. These risks include Software.com's ability to:

  .  expand its sales and marketing activities;

  .  expand its customer base;

  .  develop and introduce new products and services;

  .  identify and integrate acquisitions; and

  .  compete effectively.

  Software.com cannot be certain that its business strategy will be successful or that it will successfully address these risks.

Software.com has a history of losses and it may not be able to achieve or sustain profitability in the future.

  Software.com has a history of losses and may not be able to achieve or sustain profitability in the future. Software.com has historically invested heavily in its sales and marketing efforts and in technology research and development. Software.com expects to continue to spend substantial resources on developing and introducing new software products and on expanding its sales and marketing activities, particularly in Europe, Japan and Asia Pacific. As a result, Software.com needs to generate significant revenues to achieve and maintain profitability. Software.com expects that its sales and marketing expenses, research and development expenses, and general and administrative expenses will continue to increase in absolute dollars and may increase as percentages of revenues. In addition, any amortization of goodwill or other intangible assets, or other charges resulting from the costs of acquisitions could significantly impact its business, financial condition, and operating results.

  As of June 30, 2000, Software.com had an accumulated deficit of approximately $60.1 million. Although Software.com's revenues have grown significantly in recent quarters, it may not be able to sustain these growth rates or obtain sufficient revenues to achieve or maintain profitability.

Software.com depends on a small number of customers for most of its revenues, and its business, financial condition, and operating results could be harmed by a decline or delay in revenue from these customers.

  Software.com has generated a significant portion of its revenues from a limited number of customers. Software.com expects that a small number of customers will continue to account for a significant portion of revenues for the foreseeable future. Software.com's target market is made up only of service providers, which constitute only a small portion of all users of messaging and directory solutions. As a result, if Software.com loses a major customer, or if there is a decline in usage, or if there is a downturn in the service provider industry, Software.com's business, financial condition, and operating results will suffer. Software.com cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues for Software.com in any future period.

Software.com must overcome significant and increasing competition in order to continue its growth.

  The market for Internet standards-based messaging and infrastructure products and services is intensely competitive, and Software.com expects it to become increasingly so in the future. Software.com competes in its core service provider market with many software providers and, in some instances, with outsourced messaging providers who have either internally developed or acquired their own messaging software. Software.com also competes, principally on the basis of performance, features and price, against messaging solutions based on public domain software code that is developed and enhanced internally by service providers. Software.com competes to a more limited extent with providers of messaging applications designed for the enterprise market.

  Software.com's current software competitors in the service provider market include iPlanet E-Commerce Solutions (a Sun/Netscape Alliance) and Isocor, which was recently acquired by Critical Path. Software.com also indirectly competes with Critical Path when it offers outsourced messaging to the service provider market and with Microsoft, whose current messaging product was developed for the enterprise market but is sold to some service providers. In addition, with Software.com's release of a highly scalable LDAP directory with InterMail Mx, Software.com has become more direct competitors with Novell's NDS technology and Microsoft's Active Directory product, to the extent that these products are marketed to service providers. Software.com believes that competition will intensify as its current competitors increase the sophistication of their offerings and as new market participants, including additional providers of outsourced messaging services enter the market. Many of Software.com's current and future competitors have longer operating histories, larger installed customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Software.com does. In addition, these competitors may benefit from existing strategic and other relationships with each other or with Software.com's current customers. Software.com must respond quickly and effectively to the new products, services, and enhancements offered by its competitors in order to continue its growth.

Microsoft and other competitors possess many competitive advantages over Software.com that present risks to the sales of Software.com's products.

  Microsoft, among other software providers, is well positioned to become increasingly competitive in Software.com's service provider messaging market. Software.com believes that Microsoft is currently in the process of developing electronic messaging software to compete more directly in its core service provider market. Because of its dominance in other software markets, Microsoft has many competitive advantages over Software.com. For example, Microsoft could incorporate electronic messaging technology into its Web browser software, its client operating system or email interface, or its server software offerings, possibly at no additional cost to service providers or end users. In addition, Microsoft may promote technologies and standards that are not compatible with Software.com's technology, or that are less compatible with Software.com's technology than competitive products offered by Microsoft. Software.com believes that Microsoft's increasing presence in the electronic messaging software industry will dramatically increase competitive pressure in the market, leading to increased pricing pressure and longer sales cycles. These competitive pressures may force Software.com to reduce the prices of its products, and may also materially reduce its market share.

  In addition to the existing competitors listed above, voicemail solutions providers could be formidable competitors in the unified communications infrastructure software and Internet voicemail markets because of

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

their existing presences in service providers and ownership of technologies for the conversion of voice to data. If Software.com is unable to compete effectively with Microsoft, existing voicemail solution providers, or its other existing or emerging competitors, its business, financial condition, and operating results will suffer.

Software.com's InterMail Kx product may interfere with sales of its other products.

  Competition from InterMail Kx has had a negative effect on Software.com's sales of Post.Office and could have a negative impact on its sales of InterMail Mx, or the prices it could charge for these products. Software.com's InterMail Kx product was introduced in March of 1999 and overlaps to some extent with its Post.Office product as both products are targeted at small and medium size service providers worldwide. Software.com currently has several licenses for its Post.Office product with service providers that have more than 25,000 subscribers and Software.com has licensed its InterMail Mx product to service providers with fewer than 250,000 subscribers. Accordingly, InterMail Kx may compete to some extent with Software.com's other products. Software.com may also divert sales and marketing resources from Post.Office in order to successfully promote and develop InterMail Kx. This diversion of resources could have a further negative effect on Software.com's sales of Post.Office. If Software.com's revenues from InterMail Kx are not sufficient to compensate for the effect of any decrease in sales or prices of its other products, its business, financial condition, and operating results will suffer.

Software.com's acquisition strategy could cause financial or operational problems.

  Software.com's success depends on its ability to continually enhance and broaden its product offerings in response to changing technologies, customer demands, and competitive pressures. To this end, Software.com may acquire new and complementary businesses, products, or technologies, instead of developing them itself. Software.com does not know if it will be able to complete any acquisitions or that it will be able to successfully integrate any acquired business, operate them profitably, or retain their key employees. For example, Software.com completed the acquisitions of Mobility.Net Corporation, in April 1999, of Telarc, in October 1999, and of bCandid, in June 2000, and continue to integrate these companies' products and personnel into Software.com's organization. Software.com completed the acquisition of AtMobile in April 2000. AtMobile is a substantially larger organization than either Mobility.Net or Telarc and therefore will present greater challenges in terms of integration of products and employees. Integrating AtMobile or any other newly acquired business, product or technology could be expensive and time-consuming, could disrupt Software.com's ongoing business, and could distract Software.com's management. Software.com may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisitions, Software.com might need to raise additional funds through public or private financings. In that event, Software.com could be forced to obtain equity or debt financing on terms that are not favorable to it and, in the case of equity financing, that results in dilution to Software.com's stockholders. If Software.com is unable to integrate AtMobile or any other newly acquired entities or technologies effectively, Software.com's business, financial condition, and operating results would suffer. In addition, any amortization of goodwill or other assets, or other charges resulting from the costs of acquisitions could harm Software.com's business, financial condition, and operating results.

Software.com's expanding international operations are subject to significant uncertainties in addition to those it faces in domestic markets.

  Revenues attributable to customers outside of North America accounted for approximately 45% of Software.com's total revenues for the three months ended June 30, 2000. If Software.com's revenues from international operations, and particularly from its operations in the countries and regions on which Software.com has focused its spending, do not exceed the expense of establishing and maintaining these operations, its business, financial condition, and operating results will suffer. Software.com continues to invest significant financial and managerial resources to expand its sales and marketing operations in international markets, and it must continue to do so for the foreseeable future in order to succeed in these markets. In particular, Software.com is making significant expenditures on expansion in Europe and Asia, including the translation of its products for use in these regions, and it expects these expenditures to continue or increase. Software.com is expending the most resources in the countries and regions that it thinks will be the most receptive markets for its products. Software.com has only limited experience in international operations, and it may not be able to capitalize on its investment in these markets. In this regard, Software.com faces certain risks inherent in conducting business internationally, including:

  .  fluctuations in currency exchange rates;

  . problems caused by the ongoing conversion of various European currencies into a single currency, the Euro;

  .  any imposition of currency exchange controls;

  . unexpected changes in regulatory requirements applicable to the Internet or Software.com's business;

  . difficulties and costs of staffing and managing international operations;

  .  differing technology standards;

  . difficulties in collecting accounts receivable and longer collection periods;

  . seasonal variations in customer buying patterns or electronic messaging usage;

  .  political instability or economic downturns;

  .  potentially adverse tax consequences; and

  . reduced protection for intellectual property rights in certain countries.

  Any of these factors could harm Software.com's international operations and, consequently, its business, financial condition, and operating results.

The loss of any of Software.com's senior management or key personnel could harm its business, financial condition, and operating results.

  Software.com's success depends on the skills, experience and performance of its senior management and certain other key personnel, some of whom have worked together for only a short period of time. With the exception of certain key personnel who have joined Software.com in connection with acquisitions, Software.com does not have employment agreements with any of its senior management, and their employment is at will. The loss of the services of any of Software.com's senior management or other key personnel could harm its business, financial condition, and operating results.

If Software.com is unable to attract and retain highly skilled employees, its financial and operational results may suffer.

  Software.com's success depends on its ability to recruit, integrate, retain, and motivate highly skilled sales and marketing, engineering, and quality assurance personnel. In particular, Software.com's ability to attract and retain qualified sales management personnel is critical to the success of its planned expansion in Europe and Asia. Competition for these people in the Internet messaging industry is intense, and Software.com may not be able to successfully recruit, train, or retain qualified personnel. If Software.com fails to retain and recruit necessary sales and marketing, engineering, and quality assurance personnel, its ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer, and this could harm its business, financial condition, and operating results.

Software.com must adapt to rapid changes in technology and customer preferences in order to remain competitive.

  The Internet messaging industry is characterized by rapidly changing technology, changes in customer and end user requirements and preferences, and evolving industry standards and practices that could render its software products obsolete. Software.com's success depends on its ability to enhance its existing messaging and directory platform and products on a timely basis and to develop new products that address the increasingly sophisticated and varied needs of its customers and their end users. Software.com must accurately forecast the features and functionality required by its target customers and end users in order to continually improve its products. For example, in response to customer and end user demand, Software.com has recently developed for some of its products a voicemail feature based on Internet standards that govern data transmission and receipt, known as Internet Protocol or "IP." In addition, in response to the rapid development of opportunities in the wireless sector, Software.com is aggressively pursuing the development and/or acquisition of key technologies required by service providers in the wireless sector. The development of proprietary technology and product enhancements has required, and will continue to require, substantial expenditures and lead-time, and Software.com may not always be able to keep pace with the latest technological developments. If Software.com cannot, for technical, legal, financial, or other reasons, adapt its products to changing customer or end user requirements or industry standards in a cost-effective and timely fashion, or if any new product, enhancement, or feature, including IP voicemail or the wireless messaging products and technologies acquired in the Telarc acquisition and the AtMobile.com acquisition is not favorably received and accepted by customers and end users, Software.com's business, financial condition, and operating results will suffer.

Software.com's software products may have unknown defects, which could harm its reputation or impede market acceptance of its products.

  Despite testing by Software.com, defects have in the past and may in the future occur in its software. Complex software like Software.com's is difficult to integrate with customers' existing systems and often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Although Software.com conducts extensive testing, it may not discover software defects that affect its current or new products, including new releases or editions of its InterMail products, the wireless messaging products acquired in the Telarc acquisition or the wireless products intended to be developed as a result of the AtMobile acquisition, until after they are sold. Software.com also experiences difficulty in deploying software at Software.com's customer's sites due to its complex nature. Any defect in other software or hardware with which Software.com's software interacts could be mistakenly attributed to Software.com's software by its customers or their end users. These defects or perceptions of defects could cause Software.com's customers and their end users to experience service interruptions. Because Software.com's customers depend on its software to provide critical services to their end users, any service interruptions could damage Software.com's reputation or increase its product development costs, divert its product development resources, cause it to lose revenue, or delay market acceptance of its products, any of which could harm its business, financial condition, and operating results.

The rapid growth of Software.com's operations could strain its resources and harm its business, financial condition, and operating results.

  Software.com's recent growth has placed and will continue to place a significant strain on its management systems, infrastructure, and resources. Software.com is increasing the scope of its operations and its customer base domestically and internationally, and it has recently increased its headcount substantially. From December 31, 1997 to July 31, 2000 Software.com's total number of employees increased from 144 to 516. Software.com expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train, and manage its workforce worldwide. Software.com expects that it will be required to manage an increasing number of relationships with various customers and other third parties. Software.com's ability to successfully offer products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. Any failure to expand any of the foregoing areas efficiently and effectively could harm Software.com's business, financial condition and operating results. In addition, there can be no assurance that Software.com's business will continue to grow at historical rates.

Software.com's business depends on continued growth in use and improvement of the Internet and its customers' ability to operate their systems effectively.

  The infrastructure, products, and services necessary to maintain and expand the Internet may not be developed, and the Internet may not continue to be a viable medium for secure and reliable personal and business communication, in which case its business, financial condition, and operating results would be harmed. Because Software.com is in the business of providing Internet infrastructure applications, its future success depends on the continued expansion of, and reliance of consumers and businesses on, the Internet for communications and other services. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet in response to increased demands will require timely improvement of the high speed modems and other communications equipment that form the Internet's infrastructure. The Internet has already experienced temporary outages and delays as a result of damage to portions of its infrastructure. The effectiveness of the Internet may also decline due to delays in the development or adoption of new technical standards and protocols designed to support increased levels of activity and due to the transmission of computer viruses.

  In addition to problems that may affect the Internet as a whole, Software.com's customers have in the past experienced some interruptions in providing their Internet-related services, including services related to Software.com's software products. Software.com believes that these interruptions will continue to occur from time to time. Software.com's revenues depend substantially upon the number of end-users who use the services provided by its customers. Software.com's business may suffer if its customers experience frequent or long system interruptions that result in the unavailability or reduced performance of their systems or networks or reduce their ability to provide services to their end users.

The market for wireless communications and the delivery of Internet-based services through wireless technology is rapidly evolving, and Software.com may not be able to adequately address this market.

  The market for wireless communications and the delivery of Internet-based services through wireless technology is rapidly evolving and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate wireless communication and the delivery of Internet-based services through wireless devices. Software.com intends to devote significant efforts and resources on developing and marketing infrastructure applications for wireless communications and the wireless delivery of Internet-based content and services. Software.com's acquisitions of Telarc and AtMobile and Software.com's proposed merger with Phone.com were undertaken in part to address opportunities in that market. If wireless devices are not widely adopted for data communications or mobile delivery of Internet-based services, Software.com would not realize expected benefits from these acquisitions and proposed merger and its business would suffer.

  In addition, the emerging nature of the market for wireless communications and Internet-based services via wireless devices may lead prospective customers to postpone adopting wireless devices or using wireless technology. As a result, the life cycle of Software.com's wireless products is difficult to estimate. Software.com may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, in which case Software.com's business would suffer. In addition, Software.com cannot predict the rate of adoption by wireless subscribers of these services or the price they will be willing to pay for these services. As a result, it is extremely difficult to predict the pricing of these services and the future size and growth rate of the wireless market.

  Software.com's service provider customers face implementation and support challenges in expanding wireless communications and introducing Internet-based services via wireless devices, which may slow their rate of adoption or implementation of the services Software.com's wireless messaging products enable. Historically, service providers have been relatively slow to implement new complex services such as wireless messaging services and wireless delivery of Internet content. In addition, service providers may encounter greater customer service demands to support Internet-based services via wireless devices than they do for their traditional Internet services. Software.com has limited or no control over the pace at which service providers implement these new services. The failure of service providers to introduce and support services utilizing Software.com's products in a timely and effective manner could harm its business.

Software.com's intellectual property or proprietary rights could be misappropriated, which could force Software.com to become involved in expensive and time-consuming litigation.

  Software.com's ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology, including the entire InterMail product line. Software.com relies on a combination of copyright, trade secret, and trademark law to protect its technology, although it believes that other factors such as the technological and creative skills of its personnel, new product developments, frequent product and feature enhancements, and reliable product support and maintenance are more essential to maintaining a technology leadership position. As a result of the AtMobile acquisition, Software.com acquired one patent and a number of patent applications, specifically for wireless subject matter.

  Software.com generally enters into confidentiality and nondisclosure agreements with its employees, consultants, prospective customers, licensees, and corporate partners. In addition, Software.com control access to and distribution of its software, documentation, and other proprietary information. Except for certain limited escrow arrangements, Software.com does not provide third parties with access to the source code for Software.com's products. Despite Software.com's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use Software.com's products or technology. Effectively policing the unauthorized use of Software.com's products is time consuming and costly, and there can be no assurance that the steps taken by Software.com will prevent misappropriation of Software.com's technology, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

If others claim that Software.com's products infringe their intellectual property rights, Software.com may be forced to seek expensive licenses, reengineer its products, engage in expensive and time-consuming litigation, or stop marketing its products.

  Software.com attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, Software.com does not regularly conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. There are many issued patents as well as patent applications in the electronic messaging field. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to Software.com's software products. In addition, Software.com's competitors and other companies as well as research and academic institutions have conducted research for many years in the electronic messaging field, and this research could lead to the filing of further patent applications. If Software.com were to discover that its products violated or potentially violated third party proprietary rights, it might not be able to obtain licenses to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can Software.com be certain that any licenses would be available on commercially reasonable terms.

  Substantial litigation regarding intellectual property rights exists in the software industry, and Software.com expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in its industry segments grows and the functionality of software products in different industry segments overlaps. Any third-party infringement claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require Software.com to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to Software.com, if at all. A successful claim of infringement against Software.com and its failure or inability to license the infringed or similar technology could have a material adverse effect on its business, financial condition, and results of operations.

The geographic disbursement of Software.com's senior management could impede their ability to communicate effectively.

  Software.com's senior management and key personnel are based in several different offices, which makes coordination of projects more difficult. For example, John MacFarlane, Software.com's Chief Executive Officer, and Amy Staas, Software.com's Chief Financial Officer, are based at Software.com's headquarters in Santa Barbara, California, while Valdur Koha, Software.com's President, and John Poulack, Software.com's Senior Vice President, Operations, are based at Software.com's office in Lexington, Massachusetts. In addition, acquisitions and Software.com's proposed merger with Phone.com may have the effect of increasing geographic disbursement of senior management and key personnel. The geographic disbursement of Software.com's senior management team and key personnel could impede their ability to communicate effectively or work together efficiently, either of which could harm Software.com's business, financial condition, and operating results.

The security provided by Software.com's messaging products could be breached, in which case Software.com's reputation, business, financial condition, and operating results could suffer.

  The occurrence or perception of security breaches could harm Software.com's business, financial condition, and operating results. A fundamental requirement for online communications is the secure transmission of confidential information over the Internet. Third parties may attempt to breach the security provided by Software.com's messaging products, or the security of its customers' internal systems. If they are successful, they could obtain confidential information about Software.com's customers' end users, including their passwords, financial account information, credit card numbers, or other personal information. Software.com's customers or their end users may file suits against it for any breach in security. Even if Software.com is not held liable, a security breach could harm Software.com's reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of Software.com's products. Despite Software.com's implementation of security measures, its software is vulnerable to computer viruses, electronic break-ins and similar disruptions, which could lead to interruptions, delays, or loss of data. Software.com may be required to expend significant capital and other resources to license encryption or other technologies to protect against security breaches or to alleviate problems caused by these breaches. In addition, Software.com's customers might decide to stop using Software.com's software if their end users experience security breaches.

Future governmental regulation of the Internet could limit Software.com's ability to conduct its business.

  Although there are currently few laws and regulations directly applicable to the Internet and commercial messaging, a number of laws have been proposed involving the Internet, including laws addressing user privacy, pricing, content, copyrights, distribution, antitrust, and characteristics and quality of products and services. Further, the growth and development of the market for online messaging may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies, including Software.com, that conduct business online. The adoption of any additional laws or regulations may impair the growth of the Internet or commercial online services, which would decrease the demand for Software.com's services and could increase its cost of doing business or otherwise harm Software.com's business, financial condition, and operating results. Moreover, the applicability of existing laws governing property ownership, sales and other taxes, libel, and personal privacy to the Internet is uncertain and may take years to resolve.

Software.com's stock price may be volatile, exposing it to expensive and time-consuming securities class action litigation.

  The stock market in general, and the stock prices of Internet-related companies in particular, have recently experienced extreme volatility, which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, Software.com's stock price could decline below current levels regardless of its actual operating performance. Furthermore, the historical trading volume of Software.com's stock is not indicative of any future trading volume of Software.com's stock because a substantial portion of shares were not eligible for sale until recently. Therefore, if a large number of shares of Software.com's stock are sold in a short period of time, Software.com's stock price will decline. In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. Software.com may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert Software.com's management's time and resources, which could harm its business, financial condition, and operating results.

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


                       THE PHONE.COM ANNUAL MEETING

  This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies from holders of Phone.com common stock by the Phone.com board of directors for use at the annual meeting of Phone.com stockholders.

Time and Place; Purpose

  The annual meeting will be held at the Westin Hotel, 1 Old Bayshore Highway, Millbrae, California, on November 17, 2000, starting at 8:30 a.m., Pacific time. At the annual meeting, Phone.com common stockholders will be asked to consider and vote upon the following proposals:

  . to elect Donald J. Listwin and Alain Rossmann as Class I directors to serve for a term of three years;

  . to approve the merger agreement and the issuance of shares of Phone.com common stock pursuant to the merger agreement;

  . to approve an amendment to Phone.com's 1996 Stock Plan that would increase the number of shares of Phone.com common stock reserved for issuance under that plan by 4,125,000 shares;

  . to ratify the appointment of KPMG LLP as Phone.com's independent auditors for the fiscal year ending June 30, 2001;

  . to approve an amendment to Phone.com's certificate of incorporation to increase the number of authorized shares of Phone.com common stock from 250,000,000 to 1,000,000,000; and

  . to transact any other business as may properly come before the annual meeting.

  For more information regarding the proposals described above, see "Proposals to Phone.com Stockholders To Be Voted on at the Phone.com Annual Meeting."

Record Date and Outstanding Shares

  The Phone.com board of directors has fixed the close of business on September 25, 2000, as the record date for purposes of voting at the annual meeting. Only holders of record of shares of common stock on the record date are entitled to notice of and to vote at the annual meeting. On the record date, there were 83,381,896 shares of Phone.com common stock outstanding and entitled to vote at the annual meeting held by 558 stockholders of record. The record stockholder number does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Vote and Quorum Required

  Each holder of record, as of the record date, of common stock is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting.

  The affirmative vote, in person or by proxy, of at least a majority of the votes properly cast, is required to approve the merger agreement and the share issuance pursuant to the merger agreement, increase of shares reserved for issuance under the 1996 Stock Plan, and the appointment of the auditors. The affirmative vote, in person or by proxy, of a plurality of the votes properly cast, is required to elect the directors. The affirmative vote, in person or by proxy, of a majority of the shares outstanding as of the record date is required to approve and adopt the amendment to Phone.com's certificate of incorporation to increase the share capital. As of September 15, 2000, directors, executive officers of Phone.com and their affiliates beneficially owned an aggregate of 10,847,757 shares of Phone.com common stock entitled to vote at the Phone.com special meeting (including shares issuable upon the exercise of options exercisable within 60 days of September 15, 2000), or approximately 13.0% of the shares of Phone.com common stock outstanding and entitled to vote on such date.

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


  Stockholders who beneficially own shares of Phone.com common stock representing approximately 12.7% of the voting power of Phone.com, as of September 15, 2000, entered into voting agreements with Software.com on August 8, 2000. Under the voting agreement, the stockholders have agreed to vote in favor of the merger proposal. See "Related Agreements--Phone.com Voting Agreement."

How Shares Will Be Voted at the Annual Meeting

  All shares of common stock represented by properly executed proxies received before or at the annual meeting, and not revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted "FOR" the adoption of the proposals set forth in the accompanying notice of annual meeting.

  A properly executed proxy marked "ABSTAIN" with respect to any proposal will be counted as present for purposes of determining whether there is a quorum at the annual meeting. Abstentions, however, will have the same effect as a vote against the adoption of each of the proposals.

  In the event that a broker, bank, custodian, nominee or other record holder of Phone.com's common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of votes properly cast with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

  Phone.com's board of directors is not currently aware of any business to be acted upon at the annual meeting other than the proposals described in the accompanying notice of annual meeting. If, however, other matters are properly brought before the annual meeting, or any adjournments or postponements of the meeting, the people appointed as proxies will have discretion to vote the shares represented by duly executed proxies according to their best judgment.

  The people named as proxies by a stockholder may propose and vote for one or more adjournments of the annual meeting to permit further solicitations of proxies in favor of approval of the merger proposal and the other proposals to be voted on at the annual meeting; except that no proxy which is voted against the approval of the merger proposal will be voted in favor of any such adjournment.

Methods of Voting

  All stockholders of record may vote by mail, by telephone or electronically over the Internet.

  . Voting by mail. Stockholders may sign, date and mail their proxies in the postage-paid envelope provided.

  . Voting by telephone or Internet. Stockholders may vote by using the toll-free number listed on the proxy card or electronically over the Internet. The telephone and Internet voting procedures verify stockholders through the use of a control number that is provided on each proxy card. Both procedures allow you to vote your shares and to confirm that your shares have been properly recorded. Please see your proxy card for specific instructions.

How to Revoke a Proxy

  A stockholder may revoke his or her proxy at any time before its use by delivering to Phone.com's secretary a signed notice of revocation or a later-dated signed proxy or by attending the annual meeting and voting in person. Attendance at the annual meeting will not in itself constitute the revocation of a proxy.

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

Solicitation of Proxies

  The cost of solicitation of proxies for the annual meeting will be paid by Phone.com. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners; and Phone.com will, upon request, reimburse them for their reasonable expenses in so doing. Phone.com has retained Corporate Investor Communications, Inc. to aid in the solicitation of proxies and to verify records related to the solicitations. Corporate Investor Communications, Inc. will receive a fee of approximately $12,500 plus reasonable out-of-pocket expenses for such services. Phone.com or its representatives may request by telephone, facsimile, electronic mail, telegram or over the Internet the return of proxy cards in order to ensure sufficient representation at the annual meeting. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

Recommendation of the Phone.com Board of Directors

  The Phone.com board of directors believes that each of the proposals is in the best interests of Phone.com and the stockholders of Phone.com. Phone.com's board of directors has, by unanimous vote, approved each of the proposals and unanimously recommends that Phone.com stockholders vote "FOR" the approval of the proposals.

                       THE SOFTWARE.COM SPECIAL MEETING

  This joint proxy statement/prospectus is furnished in connection with the solicitation of proxies from holders of Software.com common stock by the Software.com board of directors for use at the special meeting of Software.com stockholders.

Time and Place; Purpose

  The special meeting will be held at the Hotel Du Pont, 11th and Market Streets, Wilmington, Delaware, 19801, on November 17, 2000, starting at 11:30 a.m., Eastern time. At the special meeting, Software.com common stockholders will be asked to consider and vote upon:

  . a proposal to adopt the merger agreement;

  . a proposal to approve an amendment to Software.com's 1995 Stock Plan to increase the number of shares reserved for issuance thereunder by 2,500,000 shares; and

  . any other business as may properly come before the special meeting.

The merger agreement is included as Annex A to this joint proxy statement/prospectus.

Record Date and Outstanding Shares

  The Software.com board of directors has fixed the close of business on September 25, 2000, as the record date for purposes of voting at the special meeting. Only holders of record of shares of common stock on the record date are entitled to notice of and to vote at the special meeting. On the record date, there were 50,310,782 shares of Software.com common stock outstanding and entitled to vote at the special meeting held by 379 stockholders of record. The record stockholder number does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Vote and Quorum Required

  Each holder of record, as of the record date, of common stock is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the special meeting.

  The affirmative vote, in person or by proxy, of at least a majority of the shares of Software.com common stock outstanding on the record date, is required to adopt the merger agreement. The affirmative vote, in person or by proxy, of at least a majority of the votes properly cast, is required to approve the amendment to Software.com's 1995 Stock Plan. As of September 15, 2000, directors, executive officers of Software.com and their affiliates beneficially owned an aggregate of 8,576,520 shares of Software.com common stock entitled to vote at the special meeting (including shares issuable upon the exercise of options exercisable within 60 days of September 15, 2000) or approximately 17.0% of the shares of Software.com common stock outstanding and entitled to vote on such date.

  Stockholders who beneficially own shares of Software.com common stock representing approximately 17.1% of the voting power of Software.com, as of September 15, 2000, have entered into voting agreements with Phone.com on August 8, 2000. Under the voting agreement, the stockholders have agreed to vote in favor of the adoption of the merger agreement. See "Related Agreements--Software.com Voting Agreement."

How Shares Will Be Voted at the Special Meeting

  All shares of common stock represented by properly executed proxies received before or at the special meeting, and not revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted "FOR" the adoption of the proposals set forth in the accompanying notice of special meeting.

  A properly executed proxy marked "ABSTAIN" with respect to any proposal will be counted as present for purposes of determining whether there is a quorum at the special meeting. Abstentions, however, will have the same effect as a vote against the adoption of each of the proposals.

  In the event that a broker, bank, custodian, nominee or other record holder of Software.com's common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of votes properly cast with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

  Software.com's board of directors is not currently aware of any business to be acted upon at the special meeting other than the proposal described in the accompanying notice of special meeting. If, however, other matters are properly brought before the special meeting, or any adjournments or postponements of the meeting, the people appointed as proxies will have discretion to vote the shares represented by duly executed proxies according to their best judgment.

  The people named as proxies by a stockholder may propose and vote for one or more adjournments of the special meeting to permit further solicitations of proxies in favor of the adoption of the merger agreement and the stock plan amendment; except that no proxy which is voted against the adoption of the merger agreement will be voted in favor of any such adjournment.

Methods of Voting

  All stockholders of record may vote by mail, by telephone or electronically over the Internet.

  . Voting by mail. Stockholders may sign, date and mail their proxies in the postage-paid envelope provided.

  . Voting by telephone or Internet. Stockholders may vote by using the toll-free number listed on the proxy card or electronically over the Internet. The telephone and Internet voting procedures verify stockholders through the use of a control number that is provided on each proxy card. Both procedures allow you to vote your shares and to confirm that your shares have been properly recorded. Please see your proxy card for specific instructions.

How to Revoke a Proxy

  A stockholder may revoke his or her proxy at any time before its use by delivering to Software.com's secretary a signed notice of revocation or a later-dated signed proxy or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute the revocation of a proxy.

Solicitation of Proxies

  The cost of solicitation of proxies for the special meeting will be paid by Software.com. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners; and Software.com will, upon request, reimburse them for their reasonable expenses in so doing. Software.com has retained Corporate Investor Communications, Inc. to aid in the solicitation of proxies and to verify records related to the solicitations. Corporate Investor Communications, Inc. will receive a fee of approximately $10,000 plus reasonable out-of-pocket expense for such services. Software.com or its representatives may request by telephone, facsimile, electronic mail, telegram or over the Internet the return of proxy cards in order to ensure sufficient representation at the special meeting. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

Dissenter's or Appraisal Rights

  Dissenter's or appraisal rights are not available with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or Nasdaq or held of record by more than 2,000 stockholders if such stockholders are required to receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or Nasdaq or held of record by more than 2,000 holders, cash in lieu of fractional shares or a combination of the foregoing. Therefore, stockholders of Software.com will not able to exercise any appraisal rights in connection with this merger.

Recommendation of the Software.com Board of Directors

  The Software.com board of directors believes that the terms of the merger and the merger agreement are fair to, and in the best interests of, Software.com and the stockholders of Software.com. The Software.com board of directors also believes that the amendment to Software.com's 1995 Stock Plan is in the best interests of Software.com and the stockholders of Software.com. Software.com's board of directors has, by unanimous vote, approved the merger agreement, the transactions contemplated by the merger agreement and the amendment to the 1995 Stock Plan, and unanimously recommends that Software.com stockholders vote "FOR" the adoption of the merger agreement and the amendment to the 1995 Stock Plan.

                                  THE MERGER

  This section of the joint proxy statement/prospectus describes the proposed merger. Although Phone.com and Software.com believe that the description in this section covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read the entire joint proxy statement/prospectus for a more complete understanding of the merger.

General

  The merger agreement, as amended, provides that, at the effective time of the merger, Silver Merger Sub, a wholly-owned subsidiary of Phone.com, will merge with and into Software.com, with Software.com continuing in existence as the surviving corporation. Each share of Software.com common stock issued and outstanding at the effective time of the merger will be converted into 1.6105 shares of Phone.com common stock. Upon completion of the merger, Software.com will be a wholly-owned subsidiary of Phone.com and market trading of Software.com common stock will cease.

Background of the Merger

  In light of the rapid changes in the wireless and wireline telecommunications and Internet industries, it had become a regular practice of the board of directors of both Phone.com and Software.com to review periodically with senior management the relative position of each company in these industries, changes in the competitive landscape and technology as well as strategic alternatives available to each company in order to remain competitive and enhance stockholder value. In connection with this ongoing review of long-term strategic plans, each company had been considering a wide range of strategic options, including internal growth strategies, growth through various strategic alliances, investments, acquisitions or business combinations. In furtherance of these objectives, from time to time each company has had contact with various parties to explore on a preliminary basis several of these alternatives, including some discussions with one or more parties during the time periods described below.

  During the fourth quarter of calendar year 1999, Phone.com evaluated products from various developers of electronic mail software, including from Software.com, for the purpose of adding electronic mail applications to its product line.

  On January 14, 2000, Jeff Damir, Vice President of Phone.com, and Obie Oberoi, Director of Business Development of Phone.com, met with Tom Cullen, Senior Vice President of World Wide Sales of Software.com, and other representatives of Software.com for the purpose of discussing a potential customer/supplier relationship between the two companies. At this meeting, the representatives of Phone.com stated that Phone.com was interested in incorporating Software.com's InterMail Mx product into Phone.com's product line. The representatives of both companies discussed Phone.com's use of the InterMail Mx product, but were unable to reach an agreement.

  On January 21, 2000, Alain Rossmann, Chairman and Chief Executive Officer of Phone.com, met with John L. MacFarlane, Chief Executive Officer of Software.com, to discuss Software.com's electronic mail software and the possibility of including that software in Phone.com's products. Mr. Rossmann and Mr. MacFarlane discussed a potential customer/supplier relationship between the two companies but were unable to reach any agreement. Mr. Rossmann also explained at this meeting that Phone.com, as part of its growth strategies, periodically explores acquisitions, business combinations and other strategic transactions. Mr. Rossmann then discussed with Mr. MacFarlane whether Software.com would be interested in exploring the possibility of a strategic transaction with Phone.com, including a business combination. Mr. MacFarlane indicated that Software.com was presently focused on other types of growth strategies and that Software.com was not interested in exploring a possible strategic transaction with Phone.com.

  In connection with Phone.com's acquisition of Onebox.com, Inc., or Onebox, Phone.com learned during its due diligence investigation of Onebox that Software.com was an important supplier of software to Onebox.

On April 4, 2000, Mr. Rossmann, Ross Bott, former Chief Executive Officer of Onebox and current Chief Operating Officer of Phone.com, and Mike Mulica Vice President of Worldwide Sales, Consulting and Support for Phone.com, met with Mr. McFarlane, Mr. Cullen and Adarbad Master, Chief Technology Officer of Software.com. At this meeting, the participants discussed Software.com's future customer/supplier relationship with Onebox following its pending acquisition by Phone.com, including a proposed amendment to the existing agreement. At this meeting, Mr. Rossmann again raised with Mr. MacFarlane the possibility of Phone.com and Software.com exploring a strategic transaction including a business combination. Mr. MacFarlane declined to pursue discussions concerning a potential business combination but instead indicated a desire to expand the existing customer/supplier relationship.

  At its regularly scheduled board meeting on April 12, 2000, Mr. Rossmann briefed the board of directors of Phone.com on recent discussions with various entities, including Software.com.

  On April 13, 2000, Software.com and Onebox entered into an amendment to their existing contract. On April 14, 2000, Phone.com completed its acquisition of Onebox.

  During the remainder of April 2000 and May 2000, there were several telephone discussions among representatives of Phone.com and Software.com regarding expansion of their customer/supplier relationship, possible strategic relationships and transactions and the strategic objectives that could be achieved through such relationships and transactions.

  On June 1, 2000, Mr. MacFarlane advised the Software.com board of directors that discussions had been held between Phone.com and Software.com regarding expanding the customer/supplier relationship with Phone.com, including the possibility of developing a strategic relationship with Phone.com.

  On June 6, 2000, Mr. Rossmann called Mr. MacFarlane and suggested that they meet again to discuss the potential benefits of expanding the customer/supplier relationship between the two companies and the benefits of a strategic transaction including a possible business combination between Phone.com and Software.com. Mr. MacFarlane agreed to meet with Mr. Rossmann on June 13, 2000. During their June 13, 2000 meeting, Mr. Rossmann and Mr. MacFarlane discussed certain potential strategic transactions including a business combination of Phone.com and Software.com, although no agreement was reached on how to proceed.

  On June 15, 2000, Mr. MacFarlane telephoned Mr. Rossmann and stated that Software.com would agree to explore with Phone.com in more detail the possibility of a business combination transaction. During this discussion, Mr. MacFarlane stated that, given the relatively comparable market capitalization of the two companies, any possible business combination transaction should be structured as a "merger of equals," after which the stockholders of Phone.com and Software.com would each, collectively, own approximately 50 percent of the resulting company. Mr. Rossmann and Mr. MacFarlane agreed to discuss such a potential business combination with their respective boards of directors and management.

  On June 16, 2000, Mr. Rossmann and Kennen Hagen, Vice President of Corporate Development of Phone.com, met with representatives of Credit Suisse First Boston. Credit Suisse First Boston had previously acted as financial advisor to Phone.com in connection with its initial public offering and other transactions, including its acquisition of Onebox. At this meeting the representatives of Phone.com discussed certain potential strategic transactions with the representatives of Credit Suisse First Boston including a possible business combination transaction with Software.com.

  On June 18, 2000, in a status update to the board of directors on several business items, Mr. MacFarlane briefed the Software.com board of directors on recent discussions with Phone.com regarding a potential strategic relationship.

  On June 22, 2000, representatives of Phone.com and Credit Suisse First Boston again met to discuss strategic transactions including a possible business combination transaction between Phone.com and Software.com.

  Also on June 22, 2000, Mr. Mulica met with Mr. Cullen to discuss the synergies and potential impact on product sales of a possible business combination transaction between Phone.com and Software.com. At this meeting, Mr. Mulica and Mr. Cullen agreed that the potential synergies from such a business combination could potentially have a strong positive impact on the product sales of both companies. Mr. Mulica so advised members of his senior management.

  On June 26, 2000, Mr. MacFarlane met with other members of the Software.com's senior management for the purpose of informing them of the need to evaluate a potential business combination transaction with Phone.com. Mr. Cullen advised members of his management team of his June 22, 2000, meeting with Mr. Mulica. Also on June 26, 2000, Mr. Rossmann telephoned Mr. MacFarlane to discuss the potential business combination transaction between Phone.com and Software.com and agreed to meet with Mr. MacFarlane on June 28, 2000.

  On June 28, 2000, Mr. Rossmann met with Mr. MacFarlane to discuss a potential "merger of equals" business combination transaction between Phone.com and Software.com, including possible transaction structures and proposed management of the combined company.

  On July 5, 2000, Mr. Rossmann and Alan Black, Chief Financial Officer, Vice President of Finance and Administration and Treasurer of Phone.com, met with Mr. MacFarlane and other members of Software.com's senior management. During this meeting, Mr. Rossmann and Mr. Black provided an overview of Phone.com's business and strategies for future growth. On July 6, 2000, Mr. Rossmann held several meetings with individual members of Software.com's senior management for the purposes of introducing himself to such individuals and to analyze the potential benefits of a business combination between Phone.com and Software.com.

  On July 10, 2000, Mr. Hagen met with Valdur Koha, President of Software.com. At this meeting, Mr. Hagen and Mr. Koha discussed in more detail a potential "merger of equals" business combination transaction between Phone.com and Software.com. Following this meeting, Phone.com and Software.com executed a confidentiality agreement, effective as of June 9, 2000, covering the exchange of nonpublic information between the companies for the purpose of evaluating a strategic transaction. The parties agreed to continue their respective due diligence investigations.

  On July 11, 2000 and July 12, 2000 Mr. MacFarlane held several meetings with individual members of Phone.com's senior management for the purposes of introducing himself and providing a business overview of Software.com.

  On July 12, 2000, at its regularly scheduled meeting, Mr. Rossmann briefed the board of directors of Phone.com on recent discussions with Software.com.

  On July 13, 2000, Mr. Black and Mr. Mulica met with Mr. MacFarlane, Amy Staas, Vice President, Finance and Chief Financial Officer of Software.com, and other members of Software.com's management. At this meeting, the representatives of each company discussed potential synergies and financial, accounting and tax issues related to the potential business combination between Phone.com and Software.com.

  During the week of July 17, 2000, representatives of Phone.com held several discussions with representatives of Software.com regarding the principal business terms of a proposed "merger of equals" business combination. The contemplated terms provided for a share for share exchange of Software.com shares for Phone.com shares following which Phone.com stockholders and Software.com stockholders would each, collectively, own approximately 50 percent of the resulting company. The exact exchange ratio would be based on the relative capitalization of each company as determined during a measurement period ending prior to the execution of definitive documentation. The terms discussed also provided that the business combination would be intended to be a tax-free reorganization and accounted for as a pooling of interests.

  Also during the week of July 17, 2000, representatives of Software.com met with representatives of Morgan Stanley for the purpose of discussing Morgan Stanley's engagement as Software.com's financial advisor for a potential business combination transaction between Phone.com and Software.com.

  From July 19 through August 8, 2000, representatives of Phone.com and Software.com, including their financial, legal and accounting advisors, conducted extensive mutual due diligence concerning businesses and operations of the other party.

  On July 21, 2000, Software.com held a regularly scheduled meeting of its board of directors to discuss, among other things, a potential business combination with Phone.com and the contemplated terms of such combination.

  On July 24, 2000, Skadden, Arps, Slate, Meagher & Flom LLP, Phone.com's legal adviser, delivered a draft merger agreement and related draft documents to Software.com and Wilson Sonsini Goodrich & Rosati, Professional Corporation, Software.com's legal advisor.

  From July 24 through August 8, 2000, representatives of Phone.com and Software.com, together with their financial and legal advisors, held numerous calls and face-to-face meetings to discuss and negotiate the terms and conditions of the merger agreement, the stock option agreements, the voting agreements and other related documents and various other legal, financial and regulatory issues, including, among other things, the treatment of employee benefit plans, the anticipated tax treatment of the proposed transaction and the proper accounting treatment of the proposed transaction.

  On August 2, 2000, the Phone.com board of directors held a special meeting to discuss the potential business combination with Software.com. At this meeting, management briefed the board on its discussions with Software.com. In addition, management, Skadden, Arps, Slate, Meagher & Flom, LLP and KPMG LLP discussed the benefits and issues related to the merger, the terms of the merger agreement and related documents, and the results of due diligence. Also at this meeting, representatives of Phone.com's financial advisors reviewed with the board its analysis of the financial terms of the proposed transaction. In addition, management and representatives of Phone.com's legal and financial advisors reviewed the proposed terms of the stockholder rights plan with the board.

  On August 2, 2000, the Software.com board of directors held a special meeting. At the meeting, Mr. MacFarlane updated the board on the status of discussions with Phone.com regarding a potential business combination. The directors discussed the benefits and issues associated with a combination of the companies. The directors instructed Mr. MacFarlane to pursue further discussions and negotiations with Phone.com.

  On August 5, 2000, the Software.com board of directors held a special meeting. At the meeting, Mr. MacFarlane updated the board on the status of negotiations with Phone.com and outlined the material terms of the proposed transaction. Wilson Sonsini Goodrich & Rosati, Professional Corporation, discussed the board's fiduciary duties in considering a strategic business combination and discussed the terms of the merger agreement and related documents. In addition, Morgan Stanley discussed the proposed merger from a financial perspective. Management and representatives of Software.com's legal and financial advisors also reviewed the proposed terms of the stockholder rights agreement with the board.

  On August 7, 2000, the Phone.com board held a special meeting to review the terms of the proposed business combination. At this meeting, Skadden, Arps, Slate, Meagher & Flom LLP advised the board regarding its fiduciary duties with respect to any potential merger transaction involving Software.com. Representatives of management and Skadden, Arps, Slate, Meagher & Flom LLP updated the board on the status of negotiations with Software.com. Several presentations were then made by Phone.com senior management regarding, among other things, an overview of Software.com, strategies for the combined company and the results of due diligence. Representatives of Phone.com's financial advisor then reviewed with the board its updated financial analysis relating to Software.com. In addition, representatives of management and Skadden, Arps, Slate, Meagher & Flom LLP reviewed with the board the terms of the merger agreement and related documents including the stockholder rights plan. Also at this meeting, Mr. Rossmann reported to the board that Donald J. Listwin, Executive Vice President of Cisco Systems and a member of Software.com's board of directors, was interested in joining the combined company as its Chief Executive Officer and a member of its board of directors. The directors then discussed the possibility of Mr. Listwin joining the combined company as it's Chief Executive Officer and Mr. Rossmann continuing as Chairman of the combined company. The directors then agreed to meet with Mr. Listwin later in the day. Following such meetings, Mr. Listwin agreed to join the combined company as its Chief Executive Officer.

  On August 7, 2000, the Software.com board of directors held a special meeting. At the meeting, Mr. MacFarlane updated the board on the status of negotiations with Phone.com and management's due diligence review. Also at this meeting, Mr. Listwin advised the board of directors that he had agreed to join the combined company as its Chief Executive Officer and a member of its board of directors. Software.com's legal advisors further discussed the terms of the merger agreement and related documents. In addition, Software.com's financial advisors further reviewed the financial terms of the proposed merger.

  On August 8, 2000, the Phone.com board of directors held a special meeting to review the terms of the proposed business combination. At the meeting Skadden, Arps, Slate, Meagher & Flom LLP advised the Phone.com board of directors regarding its fiduciary duties with respect to any potential merger transaction involving Software.com. Representatives of management and Skadden, Arps, Slate, Meagher & Flom LLP reviewed the terms of the proposed merger agreement, the stock option agreements, the voting agreement, the reciprocal reseller license and services memorandum of understanding and the stockholder rights agreement. The board of directors also discussed the significant and potential effects of the break-up fee, the stock option agreement and the stockholder rights agreement. Representatives of Credit Suisse First Boston reviewed with the board its financial analyses of the exchange ratio provided for in the proposed merger agreement and rendered its opinion to the effect that, as of the date of its opinion and based on and subject to the matters discussed in its opinion, the exchange ratio was fair, from a financial point of view, to Phone.com. After further discussions and considerations, the Phone.com board of directors unanimously determined that the merger was fair to Phone.com and approved the merger agreement, the stock option agreements, the voting agreements, the reciprocal reseller license and services memorandum of understanding and the stockholder rights agreement and resolved to recommend that the Phone.com stockholders approve the share issuance in the merger and related transactions.

  On August 8, 2000, the Software.com board of directors held a special meeting during which senior management and legal and financial advisors of Software.com reviewed the following:

  . the status of negotiations with Phone.com;

  . the potential benefits and risks of the transaction with Phone.com; and

  . the principal terms of the merger agreement and related documents.

Software.com's legal advisors further discussed the terms of the merger agreement and related documents. Software.com's financial advisors reviewed the financial analyses relating to, the proposed merger. In addition, at the meeting Software.com's financial advisors provided their opinion that as of August 8, 2000 and based on and subject to various conditions in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of Software.com common stock. Following discussion, the Software.com board of directors determined that the proposed merger was advisable and approved the merger agreement, the stock option agreements, the voting agreements, the reciprocal reseller license and services memorandum of understanding, and the stockholder rights agreement and resolved to recommend that Software.com stockholders adopt the merger agreement and approve the merger.

  Following the Software.com board meeting, the merger agreement, the voting agreements, the stock option agreements and the reciprocal reseller license and services memorandum of understanding were executed. The parties issued a joint press release announcing the proposed merger before the opening of business on August 9, 2000.

  On August 18, 2000, Software.com and Phone.com entered into a Reseller License and Services Agreement, as contemplated by the reciprocal reseller license and services memorandum of understanding.

  In September 2000, Donald J. Listwin joined Phone.com as its President and Chief Executive Officer and as a member of its Board of Directors. Mr. Listwin also resigned as a director of Software.com.

  As of October 5, 2000, Phone.com, Silver Merger Sub and Software.com entered into an Agreement to Amend Agreement and Plan of Merger to, among other things, remove as a condition to the closing of the merger the approval of the Phone.com stockholders of a change in the name of Phone.com.

Phone.com's Reasons for the Merger; Recommendation of the Phone.com Board

  The Phone.com board has approved the merger agreement and has deemed the merger advisable and has determined that the terms of the merger agreement are fair and in the best interests of Phone.com and its stockholders. During the course of its deliberations, the Phone.com board considered, with the assistance of management and its financial and other advisors, a number of factors. The following discussion of the factors considered by the Phone.com board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Phone.com board of directors.

  The Phone.com board of directors considered the following factors as reasons that the merger will be beneficial to Phone.com and its stockholders:

  . the expansion of the product and service offerings Phone.com can make available to its existing and prospective customers to include Software.com's messaging technologies and applications;

  . the potential revenue synergies including cross-selling opportunities for the products of both companies;

  . the belief of Phone.com's management that, given the complementary nature of the technologies and business strategies of Software.com and Phone.com, the merger will enhance the opportunity for the potential realization of Phone.com's strategic objectives;

  . the terms of the merger agreement, including the benefits to be received by Phone.com and the dilution to Phone.com's stockholders in the merger and a comparison of comparable merger transactions;

  . Credit Suisse First Boston's opinion to the Phone.com board of directors that the exchange ratio in the merger is fair to Phone.com from a financial point of view; and

  . the strength of the management team of the combined company, including the addition of Donald J. Listwin as President and Chief Executive Officer of Phone.com and the combined company.

  In the course of deliberations, the Phone.com board of directors also considered a number of additional factors relevant to the merger, including:

  . the financial condition, results of operations, businesses and prospects of Phone.com and Software.com before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Phone.com common stock and Software.com common stock;

  . reports from management and from legal, accounting and financial advisors as to the results of their due diligence investigation of Software.com;

  . detailed financial analysis and pro forma and other information with respect to the companies presented by Credit Suisse First Boston to Phone.com's board of directors;

  . the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

  . the terms of the merger agreement regarding the right of Phone.com to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreements;

  . historical information concerning Phone.com's and Software.com's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company as filed with the Securities and Exchange Commission;

  . a comparison of comparable merger transactions;

  . the potential of developing in-house scalable messaging technology and applications similar to Software.com's technology and applications or acquiring it from other third party sources;

  . the technical expertise and experience of Software.com's employees;

  . the depth of experience of the combined management; and

  . the impact of the merger on Phone.com's customers and employees.

  The Phone.com board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized;

  . the challenges of integrating the management teams, strategies, cultures and organizations of the companies;

  . the risk that despite the efforts of the combined company, key management and other personnel might not remain employed by the combined company;

  . the risk that certain key employees of both Phone.com and Software.com that are parties to change of control agreements will leave the combined company upon any triggering of such change of control agreements, and the costs resulting from such departures;

  . risks associated with fluctuations in Software.com's stock price and Phone.com's stock price prior to closing of the merger;

  . the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger;

  . the possibility that the merger might not be consummated, even if approved by each company's stockholders including the possible effect of the termination fee and the Phone.com stock option agreement;

  . the effect of the public announcement of the merger and the possibility that the merger might not be consummated on (a) demand for Phone.com's products and services, Phone.com's relationships with strategic partners, Phone.com's operating results and Phone.com's stock price and (b) Phone.com's ability to attract and retain key management and marketing, sales, technical and other personnel;

  . the significant adverse impact to the net income of the combined company that will arise if the merger is not accounted for as a pooling of interests due to the amortization of goodwill and other intangibles in light of the impact of purchase accounting for the merger;

  . the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger; and

  . other applicable risks described in the section of this joint proxy statement/prospectus entitled "Risk Factors" on page 13.

The Phone.com board of directors believed that these risks were outweighed by the potential benefits of the merger.

  The foregoing discussion is not exhaustive of all factors considered by the Phone.com board of directors. Each member of Phone.com's board may have considered different factors, and the Phone.com board of directors evaluated these factors as a whole and did not quantify or otherwise assign relative weights to factors considered. In addition, the Phone.com board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Phone.com board conducted an overall analysis of the factors described above.

  Recommendation of the Phone.com Board of Directors. After careful consideration, the Phone.com board of directors has determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, the stockholders of Phone.com and has approved the merger agreement and the merger. The Phone.com board of directors recommends that the stockholders of Phone.com vote "FOR" approval of the merger agreement and the issuance of shares of Phone.com common stock pursuant to the merger agreement. All of the Phone.com directors who considered the merger concur in the foregoing determination and recommendation.

Software.com's Reasons for the Merger; Recommendation of the Software.com
Board

  Reasons for the merger. In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by Software.com stockholders, the Software.com board of directors consulted with its management team and advisors and independently considered the proposed merger, the merger agreement and the transactions contemplated by the merger agreement. The following discussion of the factors considered by the Software.com board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the Software.com board of directors.

  The Software.com board of directors considered the following factors as reasons that the merger will be beneficial to Software.com and its stockholders:

  . Phone.com's wireless technologies and applications will facilitate and expedite Software.com's entry into the market for wireless communications service providers;

  . the potential revenue synergies including cross-selling opportunities for the products of both companies;

  . Software.com's stockholders would have the opportunity to participate in the future growth potential for the combined company following the merger;

  . the stronger financial position of the combined company;

  . the belief of Software.com's management that, given the complementary nature of the technologies and business strategies of Software.com and Phone.com, the merger will enhance the opportunity for the potential realization of Software.com's strategic objectives;

  . the terms of the merger agreement, including consideration to be received by Software.com's stockholders in the merger and the relationship between the market value of the Phone.com common stock to be issued in exchange for each share of Software.com common stock and a comparison of comparable merger transactions;

  . Morgan Stanley's financial analysis and opinion that, as of August 8, 2000 and based on and subject to the various considerations in its opinion, the exchange ratio in the merger agreement was fair to such holders of shares of Software.com common stock from a financial point of view; and

  . the strength of the management team of the combined company, including the addition of Donald J. Listwin as President and Chief Executive Officer of the combined company.

  In the course of deliberations, the Software.com board of directors also considered a number of additional factors relevant to the merger, including:

  . the financial condition, results of operations, businesses and prospects of Software.com and Phone.com before and after giving effect to the merger;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Software.com common stock and Phone.com common stock;

  . reports from management and from legal, accounting and financial advisors as to the results of their due diligence investigation of Phone.com;

  . detailed financial analysis and pro forma and other information with respect to the companies presented by Morgan Stanley to Software.com's board of directors;

  . the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

  . the terms of the merger agreement regarding the right of Software.com to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreements;

  . historical information concerning Software.com's and Phone.com's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company as filed with the Securities and Exchange Commission;

  . a comparison of comparable merger transactions;

  . the prospects of Software.com as an independent company;

  . the potential for other third parties to enter into strategic relationships with or to acquire Software.com;

  . the depth of experience of the combined management; and

  . the impact of the merger on Software.com's customers and employees.

  The Software.com board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized;

  . the challenges of integrating the management teams, strategies, cultures and organizations of the companies;

  . the risk that despite the efforts of the combined company, key management and other personnel might not remain employed by the combined company;

  . risks associated with fluctuations in Phone.com's stock price and Software.com's stock price prior to closing of the merger;

  . the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger;

  . the possibility that the merger might not be consummated, even if approved by each company's stockholders including the possible effect of the termination fee and the Software.com stock option agreement;

  . the effect of the public announcement of the merger and the possibility that the merger might not be consummated on (a) demand for Software.com's products and services, Software.com's relationships with strategic partners, Software.com's operating results and Software.com's stock price and (b) Software.com's ability to attract and retain key management and marketing, sales, technical and other personnel;

  . if the merger is not accounted for as a pooling of interests, the significant adverse impact to the net income of the combined company that will arise due to the amortization of goodwill and other intangibles in light of the impact of purchase accounting for the merger;

  . the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger; and

  . other applicable risks described in the section of this joint proxy statement/prospectus entitled "Risk Factors" on page 13.

  The Software.com board of directors believed that these risks were outweighed by the potential benefits of the merger.

  The foregoing discussion is not exhaustive of all factors considered by the Software.com board of directors. Each member of Software.com's board may have considered different factors, and the Software.com board of directors evaluated these factors as a whole and did not quantify or otherwise assign relative weights to factors considered. In addition, the Software.com board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Software.com board conducted an overall analysis of the factors described above.

  Recommendation of the Software.com Board of Directors. After careful consideration, the Software.com board of directors has determined that the terms of the merger agreement and the merger are fair to, and in the best interests of, the stockholders of Software.com and has approved the merger agreement and the merger. The Software.com board of directors recommends that the stockholders of Software.com vote "FOR" the adoption of the merger agreement. All of the Software.com directors who considered the merger concur in the foregoing determination and recommendation.

Opinion of Phone.com's Financial Advisor

  Credit Suisse First Boston has acted as Phone.com's financial advisor in connection with the merger. Phone.com selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation, and familiarity with Phone.com's business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  In connection with Credit Suisse First Boston's engagement, Phone.com requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to Phone.com of the exchange ratio provided for in the merger. On August 8, 2000, at a meeting of the Phone.com board of directors held to evaluate the merger, Credit Suisse First Boston rendered to the Phone.com board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 8, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Phone.com.

  The full text of Credit Suisse First Boston's written opinion, dated August 8, 2000, to the Phone.com board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex J and is incorporated into this document by reference. Holders of Phone.com common stock are urged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the Phone.com board of directors and relates only to the fairness of the exchange ratio from a financial point of view, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any stockholder as to any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this document is qualified in its entirety by reference to the full text of the opinion.

  In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and related documents, as well as publicly available business and financial information relating to Phone.com and Software.com. Credit Suisse First Boston also reviewed other information relating to Phone.com and Software.com, including publicly available financial forecasts, that were provided to or discussed with Credit Suisse First Boston by Phone.com and Software.com. Credit Suisse First Boston also met with the managements of Phone.com and Software.com to discuss the businesses and prospects of Phone.com and Software.com and potential synergies that might be achieved in the merger. Credit Suisse First Boston considered financial and stock market data of Phone.com and Software.com, and compared those data with similar data for publicly held companies in businesses similar to those of Phone.com and Software.com. Credit Suisse First Boston considered, to the extent publicly available, the financial terms of other business combinations and other transactions which have recently been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

  In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Phone.com and Software.com, Credit Suisse First Boston assumed, with the consent of the managements of Phone.com and Software.com, that the forecasts represented reasonable estimates and judgments as to the future financial performance of Phone.com and Software.com. In addition, Credit Suisse First Boston relied on, without independent verification, the assessment of the managements of Phone.com and Software.com as to the strategic benefits anticipated to result from the merger, the existing and future technology and products of Phone.com and Software.com and the risks associated with the future technology and products, Phone.com's and Software.com's ability to integrate the businesses of Phone.com and Software.com, and Phone.com's and Software.com's ability to retain key employees of Phone.com and Software.com. Credit Suisse First Boston also assumed, with the consent of the Phone.com board of directors, that the merger would be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Phone.com and Software.com, nor was Credit Suisse First Boston furnished with any evaluations or appraisals.

  Credit Suisse First Boston's opinion is necessarily based upon information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of the Phone.com common stock actually would be when issued in the merger or the prices at which the Phone.com common stock would trade after the merger. Although Credit Suisse First Boston evaluated the exchange ratio in the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined between Phone.com and Software.com. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

  In preparing its opinion to the Phone.com board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

  In its analysis, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Phone.com and Software.com. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Phone.com and Software.com or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

  Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Phone.com board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Phone.com board of directors or management with respect to the merger or the exchange ratio.

  The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the Phone.com board of directors at a meeting of the Phone.com board of directors held on August 8, 2000. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

  Historical Stock Price Analysis. Credit Suisse First Boston analyzed the prices at which Phone.com common stock traded since Phone.com's initial public offering on June 11, 1999 through August 7, 2000. Credit Suisse First Boston noted that the all-time high closing price for Phone.com common stock was $200.75 on March 10, 2000, and the all-time low closing price for Phone.com common stock was $16.56 on June 15, 1999.

  Credit Suisse First Boston also analyzed the prices at which Software.com common stock traded since Software.com's initial public offering on June 24, 1999 through August 7, 2000. Credit Suisse First Boston noted that the all-time high closing price for Software.com common stock was $149.50 on March 28, 2000, and the all-time low closing price for Software.com common stock was $18.06 on June 24, 1999.

  Peer Group Comparison. Credit Suisse First Boston compared financial, operating and stock market data of Phone.com and Software.com to corresponding data of the following 11 publicly traded companies in the Internet and e-business infrastructure and wireless Internet infrastructure industries:

                                                           Wireless Internet
        Internet and eBusiness                              Infrastructure
       Infrastructure Companies                                Companies
       ------------------------                          ---------------------
       . Critical Path, Inc.                             .Aether Systems, Inc.
       . Infospace, Inc.                                 .Infospace, Inc.
       . Inktomi Corporation                             .Palm, Inc.
       . Interwoven, Inc.                                .724 Solutions, Inc.
       . Liberate Technologies
       . Micromuse, Inc.
       . Portal Software, Inc.
       . Quest Software, inc.

  Credit Suisse First Boston compared equity values as multiples of estimated calendar years 2000 and 2001 earnings and enterprise values, calculated as equity value, plus debt, less cash, as multiples of estimated calendar years 2000 and 2001 revenue. All multiples were based on closing stock prices on August 7, 2000. Estimated financial data for the selected companies, Phone.com and Software.com were based on publicly available research analysts' estimates. This analysis indicated the following implied mean multiples for the groups of companies, as compared to the implied multiples for Phone.com and Software.com:

                                         Aggregate Value/    Price/Earnings
                                         Revenue Multiples      Multiples
                                         ------------------  ----------------
                                           2000      2001     2000     2001
                                         --------  --------  -------  -------
Internet and eBusiness Infrastructure
 Companies..............................     45.1x     28.1x   331.6x   296.1x
Wireless Internet Infrastructure
 Companies..............................     60.5x     28.0x   371.1x   303.1x
Phone.com...............................     52.3x     24.6x      NM       NM
Software.com............................     50.3x     29.1x   653.8x   423.4x

  Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Phone.com and Software.com to the revenue and gross profit of the combined company for the latest quarter annualized, calendar year 1999, estimated calendar years 2000 and 2001 and estimated fiscal years ended June 30, 2000 and 2001, based on estimates prepared by securities research analysts. Credit Suisse First Boston then calculated the pro forma ownership of the combined company implied by Software.com's relative contribution, the resulting implied exchange ratio and the premium/(discount) represented by the implied exchange ratio to the exchange ratio in the merger. This analysis indicated the following:

                                                             Premium/(Discount)
                                                             of Exchange Ratio
                                       Software.com Implied   in the Merger to
                                         Implied    Exchange  Implied Exchange
                                        Ownership    Ratio         Ratio
                                       ------------ -------- ------------------
Revenue
  Latest Quarter Annualized...........     49.2%     1.567x          2.8 %
  Calendar Year 1999..................     56.8%     2.125x        (24.2)%
  Estimated Calendar Year 2000........     46.9%     1.430x         12.6 %
  Estimated Calendar Year 2001........     42.0%     1.171x         37.6 %
  Phone.com Fiscal Year Ended June 30,
   2000...............................     51.4%     1.707x         (5.6)%
  Phone.com Fiscal Year Ended June 30,
   2001...............................     43.8%     1.261x         27.7 %
Gross Profit
  Latest Quarter Annualized...........     51.2%     1.696x         (5.1)%
  Calendar Year 1999..................     56.4%     2.090x        (22.9)%
  Estimated Calendar Year 2000........     48.8%     1.541x          4.5 %
  Estimated Calendar Year 2001........     42.9%     1.214x         32.7 %
  Phone.com Fiscal year Ended June 30,
   2000...............................     52.0%     1.752x         (8.1)%
  Phone.com Fiscal year Ended June 30,
   2001...............................     45.7%     1.358x         18.6 %
Mean..................................     48.9%     1.576x          5.9 %
Median................................     49.0%     1.554x          3.6 %

  Exchange Ratio Analysis. Credit Suisse First Boston reviewed the average of the ratios of the closing price of Software.com common stock divided by the closing price of Phone.com common stock over various periods beginning June 24, 1999 and ending August 7, 2000, referred to as the average market exchange ratio, and computed the premiums/(discounts) of the exchange ratio in the merger to the average ratio of the closing prices for Phone.com common stock to the closing prices of Software.com common stock, or the market exchange ratio, over each of the various periods covered. This analysis indicated the following:

                                                              Premium/(Discount)
                                                              of Exchange Ratio
                                                               in the Merger to
                                               Average Market   Average Market
                                               Exchange Ratio   Exchange Ratio
         Period ending August 7, 2000           Over Period      Over Period
         ----------------------------          -------------- ------------------
Period since June 24, 1999....................     0.889x            81.1%
90 trading days...............................     1.221x            31.9%
60 trading days...............................     1.328x            21.3%
30 trading days...............................     1.512x             6.5%
10 trading days...............................     1.290x            24.9%
Current market................................     1.378x            16.8%

  Precedent Transactions Analysis. Credit Suisse First Boston analyzed the publicly available financial terms of the following six publicly announced stock-for-stock merger-of-equals transactions involving companies in the technology industry:

  . NetIQ Corporation / Mission Critical Software, Inc.

  . Whittman-Hart, Inc. / USWeb Corporation

  . MindSpring Enterprises, Inc. / Earthlink, Inc.

  . Wellfleet Communications, Inc. / SynOptics Communications, Inc.

  . KLA Instruments Corporation / Tencor Instruments

  . Uniphase Corporation / JDS Fitel, Inc.

  The following table presents the premium/(discount) of the exchange ratio in each transaction to the ratio of the stock prices for the parties in the transactions on the date of the announcement of the transaction and, on average, over various periods prior to the announcement of the transaction:

                                  Exchange Ratio Premium/(Discount) of
                               Precedent Stock-for-Stock Merger-of-Equals
                                              Transactions
                          ------------------------------------------------------
                                                              Date of
                          90 Days  60 Days  30 Days 10 Days Announcement Average
                          -------  -------  ------- ------- ------------ -------
NetlQ/Mission Critical
 Software...............   (20.7)%  (13.7)%   2.2%    5.8%      11.1%     (3.1)%
Whittman-Hart/US Web....     3.7 %    3.2 %  10.5%   27.6%      34.7%     16.0 %
MindSpring/Earthlink....    10.6 %    9.3 %   2.2%    6.7%      22.1%     10.2 %
Wellfleet/SynOptics.....    17.9 %   17.5 %  11.4%   19.3%      16.2%     16.5 %
KLA Instruments/Tencor..    29.9 %   37.2 %  38.7%   36.9%      34.0%     35.3 %
Uniphase/JDS Fitel......    45.3 %   32.9 %  19.6%    5.5%       4.4%     21.6 %

  Precedent Merger-of-Equals Transactions Analysis. Credit Suisse First Boston reviewed 70 precedent merger-of-equals transactions across a wide range of industries in order to determine the median and mean premium paid to the stockholders of the effective target in each transaction one trading day and 30 trading days prior to announcement of each transaction. Credit Suisse First Boston identified the acquiror and target in each transaction by considering the party issuing shares in the transaction, relative ownership and control of the combined entity and location of the combined entity's headquarters. Credit Suisse First Boston compared the results of this review to the premium to be paid to Software.com's stockholders in the merger utilizing closing prices for Phone.com common stock on August 7, 2000 at the exchange ratio in the merger. The results of this analysis are as follows:

                                                        Premium to Stock Price
                                                       -------------------------
                                                         30 Days      One Day
                                                         Prior to     Prior to
                                                       Announcement Announcement
                                                       ------------ ------------
   70 Precedent Merger-of-Equals Transactions
     Median...........................................     15.9%        12.2%
     Mean.............................................     19.7%        16.0%
   Exchange Ratio in the Merger.......................      8.2%        16.8%

  No transaction utilized as a comparison in the precedent transactions analysis or precedent merger-of-equals transactions analysis is identical to the merger. In evaluating the business combination, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Phone.com and Software.com, such as the impact of competition on the businesses of Phone.com and Software.com and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Phone.com, Software.com or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

  Analysis of Pro Forma Impact of the Merger. Credit Suisse First Boston also conducted an analysis of the potential pro forma impact of the merger on the estimated quarterly revenues, gross profit, operating income and net income of Phone.com through December 31, 2001 based on estimates prepared by securities research analysts. Credit Suisse First Boston noted that, assuming no synergies, the transaction would be dilutive to Phone.com's revenue per share during estimated calendar year 2001. Credit Suisse First Boston also noted that the combined company would have a higher gross profit margin than would Phone.com on a stand-alone basis and that, assuming no synergies, the combined company would achieve profitability sooner than would Phone.com on a stand-alone basis.

  Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including the potential pro forma effect of the merger on near term and one-year forward prices for Phone.com common stock.

  Miscellaneous. Phone.com has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees based on the aggregate value of the business combination. Phone.com also has agreed to reimburse Credit Suisse First Boston for all out-of-pocket expenses, including fees and reasonable expenses of legal counsel, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Credit Suisse First Boston and its affiliates have in the past provided financial services to Phone.com and Software.com, and may in the future provide financial services to Phone.com, unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received and will receive compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Phone.com and Software.com for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Opinion of Software.com's Financial Advisor

  Under an engagement letter dated July 28, 2000, Software.com retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger. Software.com's board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Software.com. At the meeting of the Software.com board of directors on August 8, 2000, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of August 8, 2000, based upon and subject to the various considerations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of shares of Software.com common stock.

  The full text of the written opinion of Morgan Stanley, dated as of August 8, 2000, is attached as Annex K to this document. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We urge you to read the entire opinion carefully. Morgan Stanley's opinion is directed to Software.com's board of directors and addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to holders of shares of Software.com common stock as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of Software.com common stock as to how to vote at the Software.com special meeting. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

  In connection with rendering its opinion, Morgan Stanley, among other things:

  . reviewed certain publicly available financial statements and other information of Software.com and Phone.com, respectively;

  . reviewed certain internal financial statements and other financial and operating data concerning Software.com and Phone.com, prepared by the managements of Software.com and Phone.com, respectively;

  . reviewed certain financial projections prepared by the managements of Software.com and Phone.com;

  . reviewed the pro forma impact of the merger on certain operational and financial metrics for the combined company;

  . discussed the past and current operations and financial condition and the prospects of Software.com and Phone.com, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Software.com and Phone.com, respectively;

  . reviewed the reported prices and trading activity for the Software.com common stock and Phone.com common stock;

  . compared the financial performance of Software.com and Phone.com and the prices and trading activity of the Software.com common stock and Phone.com common stock with that of certain other publicly-traded companies comparable to Software.com and Phone.com, respectively, and their securities;

  . reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

  . reviewed and discussed with the senior managements of Software.com and Phone.com their strategic rationales for the merger;

  . participated in discussions and negotiations among representatives of Software.com, Phone.com and their financial and legal advisors;

  . reviewed the draft merger agreement and certain related documents; and

  . performed such other analyses and considered such other factors as Morgan
    Stanley deemed appropriate.

  Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections and information relating to the strategic, financial and operational benefits anticipated from the merger, Morgan Stanley has assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of Software.com and Phone.com, respectively. In addition, Morgan Stanley has assumed that the merger will be consummated in accordance with the terms set forth in the merger Agreement and will be treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion.

  Morgan Stanley relied upon the assessment by the managements of Software.com and Phone.com of their ability to retain key employees of Software.com and Phone.com, respectively. Morgan Stanley also relied upon, without independent verification, the assessment by the managements of Software.com and Phone.com of: (1) the strategic, financial and other benefits expected to result from the merger; (2) the timing and risks associated with the integration of Software.com and Phone.com; and (3) the validity of, and risks associated with, Software.com's and Phone.com's existing and future technologies, services or business models. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of Software.com and Phone.com, nor has Morgan Stanley been furnished with any such appraisals.

  In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Software.com.

  The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated August 8, 2000. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  On August 8, 2000, Software.com and Phone.com entered into the merger agreement whereby each holder of Software.com common stock would receive 1.6105 shares of Phone.com common stock. As a result, Software.com's stockholders would own approximately 50% of the combined company on a pro forma basis.

  Exchange Ratio Premium Analysis. Morgan Stanley reviewed the ratios of the closing prices of Software.com common stock divided by the corresponding closing prices of Phone.com common shares over various periods ending August 8, 2000. The ratios are referred to as average exchange ratios. Morgan Stanley examined the premiums represented by the exchange ratio set forth in the merger agreement over the averages of these period average exchange ratios, and found them to be as follows:

                                                            Transaction Exchange
                                                              Ratio (1.6105x)
                                                Average      Premium to Average
   Period (ending August 8, 2000)            Exchange Ratio    Exchange Ratio
   ------------------------------            -------------- --------------------
   August 8, 2000...........................     1.380x             16.7%
   Last 5 days..............................     1.307              23.2
   Last 10 days.............................     1.294              24.5
   Last 20 days.............................     1.362              18.2
   Last 30 days.............................     1.511               6.6
   Last 60 days.............................     1.331              21.0
   Last 90 days.............................     1.227              31.3
   Last 120 days............................     1.116              44.3
   Last twelve months.......................     0.881              82.8

  Morgan Stanley noted that the transaction exchange ratio was higher than the average exchange ratio of the closing prices for all periods. Morgan Stanley also noted that the exchange ratio ranged from a low of 0.527x to a high of 1.994x over the 180-day period ending August 8, 2000. Morgan Stanley noted that the transaction exchange ratio was at the high-end of this relative trading range.

  Comparable Company Valuation Analysis. Morgan Stanley compared certain financial information of Software.com and Phone.com with publicly available information for other companies that shared some characteristics of Software.com and Phone.com. The companies analyzed by Morgan Stanley included Verisign Inc., Ariba Inc., Broadvision Inc., Oracle Corporation, and Vignette Corporation (the "Internet Software" Index), Exodus Communications Inc., Inktomi Corporation, Akamai Technologies Inc., Mail.com Inc., Internap Network Services Corporation and Critical Path Inc. (the "Infrastructure Services" Index), and Aether Systems Inc., 724 Solutions Inc., and Puma Technologies Inc. (the "Wireless Software and Services" Index).

  For purposes of this analysis, Morgan Stanley analyzed the following statistics for purposes of a comparison across various companies:

  --the ratio of aggregate value (defined as market capitalization plus total debt less cash and cash equivalents) to estimated calendar year 2001 revenues (based on equity research analyst estimates); and

  --the estimated five-year growth rate for each of these companies.

  The following table presents, as of August 8, 2000, the statistics of the various companies Morgan Stanley analyzed. The first table compares Software.com with companies in the Internet Software Index and the Internet Services Index. The second table compares Phone.com with companies in the Wireless Software and Services Index.

                                              Aggregate Value
                                                to Calendar
                                            Year 2001 Estimated Estimated 5 Year
Company                                          Revenues         Growth Rate
-------                                     ------------------- ----------------
Software.com...............................          29                63%
Infrastructure Software Index
Ariba......................................          69                55
Verisign...................................          32                50
Oracle.....................................          19                25
Broad Vision...............................          17                50
Vignette...................................          15                50
Infrastructure Services Index
Akamai.....................................          42               N/A
Inktomi....................................          37                50
Internap...................................          21               N/A
Critical Path..............................          17                55
Exodus Communications......................          15                60
Mail.com...................................           4                45

Phone.com..................................          25               100
Wireless Software and Services Index
Aether Systems.............................          62               100
InfoSpace..................................          31                50
724 Solutions..............................          21                63
Puma Technology............................          15                48

  Morgan Stanley observed that the Software.com and Phone.com revenue multiples were in the middle of their respective peer groups. Further, Software.com's and Phone.com's valuation multiples were closer to each other than they were to certain other companies in the respective comparable company groups.

  Morgan Stanley also noted that both Software.com and Phone.com were on the high end of their respective peer group(s) in terms of projected growth rates. For example, Phone.com had the highest growth rate when compared to the other companies in the Wireless Software and Services Index; however, its valuation multiple was in the middle of this range when compared to these comparable companies.

  No company utilized in the peer group(s) comparison analysis is identical to Software.com or Phone.com. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Software.com and Phone.com, such as the impact of competition on the businesses of Software.com and Phone.com and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Software.com and Phone.com or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

  Securities Research Analysts' Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for Software.com and Phone.com common stock prepared and published by securities research analysts during the period between July 21, 2000 and July 27, 2000 for each of the companies. These targets reflect each analyst's estimate of the future public market trading price of Software.com and Phone.com common stock at the end of the twelve month period beginning the date of each of the respective research reports. The range of the price targets are set forth below:

                                                             Price Target
                                                       ------------------------
                                                       Low  High Average Median
                                                       ---- ---- ------- ------
Software.com common stock............................. $140 $180  $ 165  $ 175
Phone.com common stock................................  125  200    151    139
Ratio.................................................            1.096x 1.264x
Transaction exchange ratio premium to ratio...........               47%    27%

  Morgan Stanley compared the transaction exchange ratio to the ratio implied by the respective average and median price targets published by such analysts for Phone.com and Software.com, respectively. Morgan Stanley noted that the transaction exchange ratio reflected a 47% and 27% premium to the ratio of such average and median price targets. Morgan Stanley also noted that the range of exchange ratios resulting from comparing these ranges of price targets of Software.com and Phone.com was from 0.700 to 1.440. The transaction exchange ratio of 1.6105x was above this range.

  Morgan Stanley noted that the public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for Software.com and Phone.com common stock and these estimates are subject to uncertainties, including the future financial performance of Software.com and Phone.com and future financial market conditions.

  Relative Contribution Analysis. Morgan Stanley compared Software.com and Phone.com stockholders' respective percentage ownership of the combined company to Software.com's and Phone.com's respective percentage contribution (and the implied ownership based on such contribution) to the combined company using revenues and gross profit based on equity research analysts' estimates.

                                                                Implied %
                                                          Pro Forma Ownership by
                                                          ----------------------
                                                          Software.com Phone.com
                                                          ------------ ---------
   Revenue
     Calendar Year 1999 Actual...........................     56.9%      43.1%
     Jan--Jun 2000.......................................     49.8       50.2
     Calendar Year 2000 Estimated........................     47.0       53.0
     Calendar Year 2001 Estimated........................     42.1       57.9
     Calendar Year 2002 Estimated........................     39.0       61.0
   Gross Profit
     Calendar Year 2000 Estimated........................     48.9       51.1
     Calendar Year 2001 Estimated........................     43.0       57.0
   Operating Income
     Calendar Year 2000 Estimated........................       NM         NM
     Calendar Year 2001 Estimated........................       NM         NM
   Market Value
     Current.............................................     46.1       53.9
     30-day Average......................................     48.0       52.0

  Morgan Stanley noted that the implied pro forma Software.com ownership of the combined company was approximately 50% based on the transaction exchange ratio of 1.6105x. Morgan Stanley also noted that the 50% ownership position was higher than Software.com's contribution to the combined company in future periods, based on the revenue and gross profit projections used.

  Morgan Stanley also noted that Software.com was already profitable, as of the second quarter of 2000 on an operating income basis, excluding one-time charges while Phone.com had negative operating income, excluding one-time charges. As a result, the contribution analysis based on operating income was not meaningful.

  Analysis of Stock Price Premiums Paid. Morgan Stanley also compared publicly available statistics for merger transactions involving mergers of equals of public companies for 27 transactions, between January 1997 to August 8, 2000, where the target company's ownership of the newly formed entity exceeded 35%. Morgan Stanley reviewed the premiums to the unaffected stock price of the target company 1-day and 30-days prior to announcement for each of these transactions.

  Based on these analyses, Morgan Stanley applied a 0% to 25% premium to the current exchange ratio of Software.com common stock to Phone.com common stock and calculated a reference exchange ratio range of 1.380x to 1.725x. Morgan Stanley noted that the transaction exchange ratio was within this range.

  No company or transaction utilized in the analysis of stock price premiums paid is identical to Software.com or Phone.com or the merger. In evaluating the precedent acquisition transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Software.com and Phone.com, such as the impact of competition on the business of Software.com, Phone.com, or the industry generally, industry growth and the absence of any adverse material change in financial condition of Software.com, Phone.com or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

  Accretion/Dilution Analysis: Morgan Stanley analyzed the impact on revenues per share based on the transaction exchange ratio for the Software.com stockholders. Morgan Stanley utilized equity research analyst estimates to determine the revenues in Calendar Year 2000 and Calendar Year 2001.

                                                   Accretion/Dilution to
                                                       Software.com,
                         Revenues ($MM)           assuming Synergies ($MM)
                -------------------------------- ----------------------------
                Software.com Phone.com Pro Forma    $0       $50       $75
Calendar Year
 2001E.........     $203       $267      $470          16%       28%       34%

  Based on equity research analysts' revenue estimates for Calendar Year 2001 for both Software.com and Phone.com and assuming no synergies, Morgan Stanley calculated that this transaction would be 16% accretive to Software.com stockholders on a revenue per share basis. Assuming $75 million in synergies for Calendar Year 2001, the accretion would be approximately 34%.

  In connection with the review of the merger by Software.com's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Software.com or Phone.com. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Software.com or Phone.com. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

  Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to holders of shares of Software.com common stock and in connection with the delivery of its opinion to Software.com's board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Software.com or Phone.com might actually trade.

  The exchange ratio pursuant to the merger agreement was determined through arm's-length negotiations between Software.com and Phone.com and was approved by Software.com's board of directors. Morgan Stanley provided advice to Software.com during these negotiations. Morgan Stanley did not however, recommend any specific exchange ratio to Software.com or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.

  In addition, Morgan Stanley's opinion and its presentation to Software.com's board of directors was one of many factors taken into consideration by Software.com's board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Software.com's board of directors with respect to the exchange ratio or of whether Software.com's board of directors would have been willing to agree to a different exchange ratio.

  Software.com's board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Software.com, Phone.com or any other parties involved in the merger.

  Under the engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the merger, and Software.com agreed to pay Morgan Stanley a customary fee for providing financial advisory services and a financial fairness opinion in connection with the merger. Software.com has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Software.com has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

Certain United States Federal Income Tax Considerations

  The following is a summary of certain federal income tax considerations of the merger to the holders of Software.com common stock that exchange such stock for Phone.com common stock pursuant to the merger. This summary addresses only such stockholders who hold their Software.com common stock as a capital asset and will hold Phone.com common stock received in exchange therefor as a capital asset. This summary does not address all United States federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities, foreign stockholders, stockholders who hold Software.com common stock as part of a straddle, hedge, or conversion transaction, and stockholders who acquired their Software.com common stock pursuant to the exercise of employee stock options or otherwise as compensation. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations thereunder, judicial decisions and current administrative rulings, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Tax considerations under state, local, foreign, and other laws are not addressed herein. Accordingly, each stockholder is advised to consult his or her tax advisor as to the particular facts and circumstances which may be unique to such stockholder and also as to any estate, gift, state, local, foreign, or federal tax considerations arising out of the merger.

  No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. There can be no assurance that future legislation, regulations, administrative rulings or court decisions would not alter the tax considerations set forth below. It is a condition to the obligation of Phone.com to consummate the merger that Phone.com receive an opinion from its counsel, Skadden, Arps, Slate,

Meagher & Flom LLP, and it is a condition to the obligation of Software.com to consummate the merger that Software.com receive an opinion from its counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, in both cases substantially to the effect that, based upon certain facts, representations, and assumptions, the merger will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. The issuance of such opinions is conditioned, among other things, on the receipt by Skadden, Arps, Slate, Meagher & Flom LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, of representation letters from each of Phone.com, Silver Merger Sub and Software.com, in each case, in form and substance reasonably satisfactory to Skadden, Arps, Slate, Meagher & Flom LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation. The following summary assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus and that the merger will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended.

  Treatment of Software.com, Phone.com and Silver Merger Sub. No gain or loss will be recognized by Software.com, Phone.com, or Silver Merger Sub as a result of the merger.

  Exchange of Software.com Common Stock for Phone.com Common Stock. A holder of Software.com common stock whose shares of Software.com common stock are exchanged in the merger for Phone.com common stock will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share. See "Cash in Lieu of Fractional Shares" below. The aggregate tax basis of Phone.com common stock received by such holder will be equal to the aggregate tax basis of the Software.com common stock exchanged therefor (excluding any portion of the holder's basis allocable to fractional shares), and the holding period of Phone.com common stock received will include the holding period of the Software.com common stock exchanged therefor.

  Cash in Lieu of Fractional Shares. A holder of Software.com common stock who receives cash in lieu of a fractional share of Phone.com common stock will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by Phone.com. The amount of any gain or loss will be equal to the difference between the ratable portion of the tax basis of the Software.com common stock exchanged in the merger that is allocable to such fractional share and the cash received in lieu thereof. Any such gain or loss will constitute long-term capital gain or loss if such Software.com common stock has been held by the holder for more than one year at the time of the consummation of the merger.

  Backup Withholding. Holders of Software.com common stock who receive cash in lieu of fractional shares of Phone.com common stock may be subject to backup withholding at a rate of 31%. Backup withholding will not apply, however, to a stockholder who (a) furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that he or she is not subject to backup withholding on a Form W-9, (b) provides a certificate of foreign status on Form W-8, or (c) is otherwise exempt from backup withholding. A stockholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

  Reporting Requirements. Each holder of Software.com common stock that receives Phone.com common stock in the merger will be required to retain records and file with such stockholder's United States federal income tax return a statement setting forth certain facts relating to the merger.

Anticipated Accounting Treatment

  The merger is expected to be accounted for as a pooling of interests for accounting purposes but pooling-of-interests accounting treatment is not a condition to the closing of the merger. Under this accounting method, the historical financial information of Phone.com and Software.com will be restated to reflect the combined financial position and operations of both companies. The combined financial position and operations will be adjusted to conform the accounting practices of the companies.

  Some of the conditions to be met to qualify for pooling-of-interests accounting treatment cannot be fully assessed until the passage of specified periods of time after the effective time of the merger, as certain of the conditions for pooling-of-interests accounting treatment address transactions occurring within such specified periods of time. Certain events, including certain transactions with respect to shares of Phone.com and Software.com common stock by affiliates of Phone.com and Software.com could prevent the merger from qualifying as pooling-of-interests for accounting purposes. For information concerning certain restrictions to be imposed on the transferability of shares of our common stock by affiliates in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "The Merger Agreement--Affiliates."

  If events occur that cause the merger to be deemed no longer to qualify for pooling-of-interests accounting treatment, the purchase method of accounting would be applied. The purchase method of accounting could have a material adverse effect on the reported operating results of Phone.com as compared to pooling-of-interests accounting treatment. See "Risk Factors--Failure to qualify for pooling-of-interests accounting treatment may impact reported operating results."

Interests of Directors and Officers in the Merger

  When considering the recommendation of Software.com's and Phone.com's boards of directors, you should be aware that both companies' directors and officers have interests in the merger that are different from, or are in addition to, your interests.

  In accordance with the terms of the merger agreement, the combined company's board of directors will be comprised of six members. It is expected that John
L. MacFarlane and Bernard Puckett from Software.com's board of directors will join Phone.com's board of directors and Donald J. Listwin, Alain Rossmann, Andrew Verhalen and Roger Evans from Phone.com's board of directors will continue as directors. After the merger, Donald J. Listwin will be President and Chief Executive Officer of the combined company, Alain Rossmann will be Executive Vice President and Chairman, John L. MacFarlane will be Executive Vice President and Alan J. Black will be Senior Vice President, Corporate Affairs, Chief Financial Officer and Treasurer. In September 2000, Donald J. Listwin resigned from Software.com's board of directors and joined Phone.com as its President and Chief Executive Officer and a director of Phone.com.
Mr. Listwin beneficially owned 111,666 shares of Software.com common stock as of September 15, 2000.

  Software.com's executive officers John L. MacFarlane and Valdur Koha and 14 other officers and key employees of Software.com have entered into change of control agreements that provide that if an officer's employment is terminated as a result of an "involuntary termination" during a period beginning two months before, and ending six months after a change of control, then one-half of the unvested portion of any stock options held by the officer will accelerate and become exercisable, subject to certain limitations. The merger with Phone.com may constitute a change of control. For purposes of the agreement, "involuntary termination" includes a change in the nature or scope of the officer's duties that is inconsistent with the position held by the officer immediately before the change of control, a material reduction of benefits or perquisites, a reduction in base cash salary, a relocation that is more than 20 miles from the officer's present location, any purported termination of the officer by Software.com, or the failure by Software.com to obtain the assumption of the change of control agreement.

  Phone.com also has entered into change of control agreements with Alan Black, Benjamin Linder, Charles Parrish, Alain Rossmann and Mike Mulica and five other officers and key employees. These agreements provide that if the officer's employment is terminated as a result of an "involuntary termination" other than for cause within 18 months following a change of control transaction, the vesting of any stock option or restricted stock held by the officer shall be automatically accelerated so that the option or restricted stock becomes completely vested and exercisable. The merger with Software.com may constitute a change of control. For purposes of the change of control agreements, "involuntary termination" includes a significant reduction in the employee's duties, authority or responsibilities, a substantial reduction of facilities or perquisites, a reduction in base salary, a material reduction in employee benefits, a relocation that is more than 30 miles from the employee's then-present location, the failure of successors of Phone.com to assume the change of control agreement, the purported

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termination of the employee other than for disability or cause, or any act or circumstances that would constitute a constructive termination under California case law or statute.

  In addition, the directors and officers of Software.com have continuing indemnification against liabilities. Phone.com has agreed to cause the surviving corporation in the merger to indemnify each Software.com officer and director to the same extent as provided in Software.com's certificate of incorporation and bylaws and the indemnification agreements between Software.com and its officers and directors. In addition, Phone.com has agreed to cause the surviving corporation to maintain Software.com's directors' and officers' liability insurance for at least six years from the completion of the merger.

Regulatory Clearances and Approvals

  Hart-Scott-Rodino Antitrust Improvements Act

  Phone.com and Software.com cannot complete the merger until they give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a statutory waiting period requirement. Phone.com and Software.com filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division and the waiting period was terminated on August 30, 2000. At any time before or after the effective time of the merger, and notwithstanding that the waiting period has terminated or the merger may have been consummated, the Federal Trade Commission, the Antitrust Division or any state could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

No Dissenter's or Appraisal Rights

  Under Delaware law, no holder of Phone.com common stock or Software.com common stock will have any dissenter's or appraisal rights in connection with the merger.

Quotation on the Nasdaq National Market

  It is a condition to the merger that the shares of Phone.com common stock to be issued in the merger and the other shares to be reserved for issuance in connection with the merger be approved for trading on the Nasdaq National Market subject to official notice of issuance. The merger agreement provides that Phone.com will use its commercially reasonable efforts to cause the shares of Phone.com common stock to be issued in the merger and the shares of Phone.com common stock to be reserved for issuance in connection with the merger to be approved for trading on the Nasdaq National Market.

Delisting and Deregistration of Software.com Common Stock

  If the merger is completed, Software.com common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Federal Securities Laws Consequences

  The shares of Phone.com common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for Phone.com common stock issued to any person who is deemed to be an affiliate of Software.com or the combined company. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Software.com and include Software.com's officers and directors, as well as its principal stockholders. Software.com's affiliates may not sell their Phone.com common stock acquired in the merger, except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  . an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  . any other applicable exemption under the Securities Act.

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                             THE MERGER AGREEMENT

  This section is a summary of the material terms of the merger agreement, as amended, a copy of which is attached as Annex A to this document. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The Merger

  The merger agreement, as amended, provides that when all closing conditions have been satisfied or waived, Silver Merger Sub will be merged into Software.com, with Software.com as the surviving corporation. As a result of the merger, Software.com will become a wholly-owned subsidiary of Phone.com. The merger will become effective on the date of filing of a certificate of merger with the Secretary of State of the State of Delaware or a later date as is specified in the certificate of merger and agreed upon by the parties. This is referred to as the effective time of the merger.

The Exchange Ratio and Treatment of Software.com Securities

  At the effective time of the merger:

  . each share of Software.com common stock issued and outstanding immediately prior to the effective time, other than shares of Software.com common stock held in the treasury of Software.com, or owned by Phone.com or any direct or indirect subsidiary of Software.com or Phone.com, will be converted into the right to receive 1.6105 shares of Phone.com common stock; and

  . shares of Software.com common stock held in the treasury of Software.com, or owned by Phone.com or any direct or indirect subsidiary of Software.com or Phone.com, will be canceled and no Phone.com common stock or other consideration will be delivered in exchange for this cancellation.

  Each outstanding option or warrant to purchase Software.com common stock will be converted at the effective time of the merger into, and will become an option or warrant to purchase, 1.6105 shares of Phone.com common stock for each share of Software.com common stock covered by the option or warrant before the merger. After conversion, the exercise price per share of Phone.com common stock subject to each option and warrant will equal its pre-conversion exercise price per share of Software.com common stock divided by 1.6105. Each such outstanding option or warrant to purchase Software.com common stock, whether or not exercisable, shall be assumed by Phone.com and shall be subject to, and exercisable upon, the same terms and conditions as under the applicable stock plan, except as provided in the merger agreement.

  At the effective time of the merger, all outstanding rights to purchase Software.com common stock under the Software.com Employee Stock Purchase Plan will be converted, in accordance with the exchange ratio of 1.6105, into, and will become rights to purchase shares of Phone.com common stock at a purchase price also adjusted in accordance with the exchange ratio. Each converted right and outstanding offering period in effect under the Software.com Employee Stock Purchase Plan immediately prior to the effective time shall be assumed by Phone.com.

Exchange of Certificates

  As soon as reasonably practicable after the effective time of the merger, U.S. Stock Transfer Corporation, as exchange agent, will mail to each stockholder of record of Software.com a letter of transmittal containing instructions for the surrender of certificates representing Software.com common stock in exchange for certificates representing Phone.com common stock.

  No fractional shares of Phone.com common stock will be issued in the merger. Instead of issuing fractional shares of Phone.com common stock to the holders of shares of Software.com common stock, Phone.com will pay cash in an amount equal to the fractional amount multiplied by the average of the closing price of a share of Phone.com common stock on the Nasdaq National Market for the ten most recent trading days Phone.com

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common stock has traded ending on the trading day immediately prior to the effective time of the merger. No interest will be paid or accrued on cash in lieu of fractional shares, if any.

  If, after six months from the effective time of the merger, a holder of shares of Software.com common stock has not surrendered the stock certificates representing such shares to the exchange agent, then the holder of stock certificates representing Software.com common stock may look only to Phone.com to receive its shares of Phone.com common stock, cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Phone.com common stock. None of Phone.com, Silver Merger Sub, Software.com or the exchange agent will be liable to any holder of a certificate formerly representing shares of Software.com common stock for Phone.com common stock, cash in lieu of fractional shares, or any unpaid dividends and distributions properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  If, after seven years from the effective time of the merger, a holder of a certificate formerly representing shares of Software.com common stock has not surrendered the holder's certificate, then unclaimed shares of Phone.com common stock, cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Phone.com common stock will, to the extent permitted by applicable law, become the property of Software.com as the surviving corporation of the merger.

  Holders of Software.com common stock should not send in their certificates until they receive a letter of transmittal from the exchange agent.

Corporate Organization and Governance

  Upon consummation of the merger, Software.com will become the surviving corporation and shall continue to be governed by the laws of the State of Delaware. The directors and officers of Silver Merger Sub at the effective time of the merger will be the directors and officers of the surviving corporation, until their respective successors are duly elected, appointed or qualified or until their earlier death, removal or resignation in accordance with the certificate of incorporation and by-laws of the surviving corporation.

Representations and Warranties

  The merger agreement contains reciprocal customary representations and warranties, subject to qualifications, made by each of us to the other relating to the following matters:

  . organization, standing and similar corporate matters;

  . subsidiaries;

  . capital structure;

  . the corporate power and authority to execute, deliver and perform the merger agreement and the related agreements and to consummate the transactions contemplated by these agreements;

  . the absence of conflicts between organizational documents, by-laws and agreements and the merger agreement and the related transactions;

  . the absence of any required governmental consents, approvals or authorizations other than those specified in the merger agreement;

  . the timely filing of documents and the accuracy of information contained in documents filed with the Securities and Exchange Commission;

  . the absence of undisclosed liabilities;

  . the accuracy of information supplied by us in connection with this proxy statement/prospectus and the registration statement of which it is a part;

  . the absence of material changes or events relating to our businesses since March 31, 2000;

  . compliance with applicable laws and possession of material permits;

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  . the absence of undisclosed pending or threatened material litigation;

  . benefit plans and other employment-related matters;

  . timely filing of tax returns and other tax-related matters;

  . voting requirements in connection with the merger agreement and the related transactions;

  . the inapplicability of state anti-takeover laws;

  . the absence of undisclosed brokers and finders;

  . the receipt of fairness opinions from our respective financial advisors;

  . ownership by one party of the common stock of another party;

  . intellectual property matters;

  . the existence, validity and status of material agreements;

  . rights agreements;

  . compliance with environmental laws and regulations;

  . insurance;

  . the absence of actions that would prevent the accounting for the merger as a pooling of interests;

  . the absence of transactions with affiliates; and

  . full disclosure of material facts.

  All representations and warranties of Phone.com, Software.com and Silver Merger Sub will expire at the effective time of the merger.

Covenants

  The merger agreement contains reciprocal covenants made by each of us to the other relating to certain matters. Each of us has agreed that, except as provided in the merger agreement or with the consent of the other party, which shall not be unreasonably withheld or delayed prior to the time the merger becomes effective, it will conduct its business in the ordinary course consistent with past practice and will use its reasonable efforts to preserve its business organization and to maintain its existing relationships with customers, suppliers, employees, creditors and business partners.

  Accordingly, each of us has agreed that neither it nor its subsidiaries will, prior to the effective time of the merger, without the consent of the other party, which consent shall not be unreasonably withheld or delayed:

  . declare, set aside or pay any dividend or other distribution on any of its capital stock;

  . split, combine or reclassify its common stock;

  . purchase, redeem or otherwise acquire any of its capital stock or any of its subsidiaries' capital stock;

  . issue additional shares of or securities convertible into, or options, warrants or rights to acquire, any capital stock, except issuances pursuant to the exercise of its options outstanding on the date of the merger agreement in accordance with their present terms;

  . amend its certificate of incorporation or by-laws or similar organizational documents;

  . acquire a substantial portion of the assets or securities of any business or person;

  . make any material investment in any other individual or entity other than its subsidiaries;

  . sell, lease, license, mortgage or encumber any assets other than in the ordinary course of business;

  . take any action that would cause any of its representations and warranties to become inaccurate;

  . incur or assume any debt or guarantee the debt of others other than in the ordinary course of business;

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  . settle any material claims or proceedings involving money damages except in the ordinary course of business;

  . make any material tax election except in the ordinary course of business;

  . enter into, modify, amend or terminate any material agreements other than in the ordinary course of business;

  . increase the compensation of or benefits to officers or directors or materially increase the compensation of or benefits to employees except for increases in accordance with normal past practice, or provide any new or change any existing benefit plan, or enter into any employment agreement involving compensation in excess of $200,000 per year;

  . change the accounting methods used by it or any of its subsidiaries or take any action to jeopardize the treatment of the merger as a pooling of interests for accounting purposes; or

  . authorize, or commit or agree to take, any of the above actions.

  In addition, Phone.com, Software.com and Silver Merger Sub have agreed not to take any action or permit any of their respective subsidiaries to take any action that could result in any of the closing conditions to the merger not being satisfied. Each of Phone.com, Software.com and Silver Merger Sub agree to advise the other parties if they are aware of any event that would cause a failure of any such closing condition.

No Solicitation of Transactions

  In the merger agreement, each party has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any representatives retained by it or any of its subsidiaries to, directly or indirectly:

  . solicit, initiate or encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would result in:

   -- a transaction or series of transactions pursuant to which a person or group of persons, other than Phone.com and its subsidiaries or Software.com and its subsidiaries, would acquire beneficial ownership of more than 20% of the outstanding shares of its common stock;

   -- any acquisition or proposed acquisition of it or any of its significant subsidiaries by a merger or other business combination, regardless of whether it or any of its subsidiaries survives the merger; or

   -- any other transaction pursuant to which a third party would acquire, directly or indirectly, control of assets of it or any of its subsidiaries, including the equity securities of such subsidiaries, for consideration equal to 20% or more of the fair market value of all of the outstanding shares of its common stock.

  . participate in any discussions or negotiations regarding any proposals or offers described above, each of which we will refer to as an "alternative transaction."

  However, if either Phone.com or Software.com receives an unsolicited proposal with respect to an alternative transaction and the holders of its common stock have not adopted the merger proposals set forth in this joint proxy statement/prospectus, and if its board of directors determines in good faith, after consultation with outside legal counsel, that the failure to provide information or participate in such negotiations would result in a reasonable possibility that its board of directors would breach its fiduciary duties to its stockholders, then it may:

  . furnish information with respect to itself and its subsidiaries pursuant to a customary confidentiality agreement containing terms no less restrictive than the one between Software.com and Phone.com; and

  . participate in negotiations regarding such proposal.

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  Each party has also agreed in the merger agreement that its board of directors may not:

  . withdraw, qualify or modify, or propose publicly to do any of the foregoing, in a manner adverse to the other party, its approval or recommendation with respect to the merger;

  . approve or recommend, or propose publicly to approve or recommend, any alternative transaction; or

  . cause its company to enter into an agreement with respect to any alternative transaction.

  However, if Phone.com or Software.com receives a superior proposal and the holders of its common stock have not adopted the merger agreement, and if its board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would result in a reasonable possibility that the board of directors would breach its fiduciary duties to its stockholders, then the board of directors may inform its stockholders that it no longer believes that the merger or this agreement is advisable and no longer recommends the merger proposal. However, prior to making such a determination, Phone.com or Software.com must provide the other notice which includes the terms and conditions of the superior proposal.

  A "superior proposal" means any proposal made by a third party to enter into an alternative transaction that the board of directors of Phone.com or Software.com determines in its good faith judgment, after consultation with a financial advisor of nationally recognized reputation, to be more favorable to its stockholders than the merger. However, each party must submit the merger agreement to its stockholders even if its board of directors determines that is no longer advisable and no longer recommends the merger proposals.

  Additionally, each party will promptly advise the other party of any request for information or of any proposal in connection with an alternative transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal and keep the other party reasonably informed of the status and details of any request or proposal.

  The merger agreement provides that these restrictions will not prohibit Phone.com or Software.com from:

  . complying with Rule 14e-2(a) and Rule 14d-9 under the Securities and Exchange Act of 1934, as amended; or

  . making any disclosure to its stockholders if, in the good faith judgment of its board of directors, after consultation with outside counsel, the failure to disclose would be inconsistent with its board of directors' fiduciary duties to its stockholders.

Board of Directors' Agreement to Recommend

  Subject to the provisions described above under "--No Solicitation of Transactions," Phone.com has agreed that its board of directors will recommend to its stockholders the approval of the issuance of shares of Phone.com common stock pursuant to the merger agreement.

  Subject to the provisions described above under "--No Solicitation of Transactions," Software.com has agreed that its board of directors will recommend to its stockholders the approval and adoption of the merger agreement, the merger and the other transactions contemplated thereby.

Pooling Letters

  Software.com will use commercially reasonable efforts to obtain from its independent auditor a letter stating that it concurs with the conclusion of Software.com's management that Software.com qualifies as a "combining company" for purposes of pooling-of-interests accounting. Phone.com will use commercially reasonable efforts to obtain from its independent accountant a letter stating that it concurs with the conclusion of Phone.com's management that the merger qualifies for pooling-of-interests accounting. In addition, both Phone.com and Software.com agree, on behalf of themselves and their subsidiaries, to use their reasonable efforts to cause the merger to be accounted for as a pooling of interests, although pooling-of-interests accounting treatment is not a condition to the merger.

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Access to Information

  Subject to existing confidentiality obligations, Software.com and Phone.com have agreed to afford each other and each of their respective representatives reasonable access during normal business hours to their respective properties, books, contracts, commitments, personnel and records.

Commercially Reasonable Efforts

  Under the merger agreement and subject to the conditions and limitations specified in the merger agreement, the parties have agreed to cooperate with each other to take specified actions and to use commercially reasonable efforts to consummate the merger.

Indemnification, Exculpation and Insurance

  The merger agreement provides that Phone.com agrees to indemnify, at all times after the effective time, directors or officers of Software.com, any of its subsidiaries or affiliates, to the same extent as provided in Software.com's certificate of incorporation or by-laws or indemnity agreements in effect at the effective time.

  In addition, Phone.com also agrees to maintain for at least six years after the effective time of the merger directors' and officers' liability insurance policies on the same terms and conditions as Software.com's insurance policies in effect on August 8, 2000, which will cover events occurring prior to the effective time of the merger.

Affiliates

  Phone.com's and Software.com's respective affiliates, for purposes of applicable Securities and Exchange Commission accounting releases with respect to pooling-of-interests accounting treatment, have delivered written agreements to the effect that such affiliates will not sell, transfer or otherwise dispose of or reduce their risk with respect to any shares of the common stock of our companies at any time from the date thirty days prior to the effective time until there has been a public filing or announcement that includes appropriate combined results of operations of Phone.com and Software.com.

Employee Benefits

  After the closing of the merger, for a period of one year, Phone.com has agreed to provide all active employees of Software.com and their dependents and all qualified beneficiaries with coverage under one or more Phone.com welfare benefits plans, including health coverage, which, in the aggregate, is comparable to that provided under the Software.com benefit plans before the effective time of the merger.

Post-Merger Operations; Phone.com Board of Directors and Officers

  After the merger, the headquarters of Phone.com and its subsidiaries will be located in Redwood City, California. Phone.com has agreed that its board of directors will take all action necessary so that as of the effective time, the board of directors of Phone.com will consist of six members, three of whom were members of the Phone.com board of directors as of the date of the merger agreement designated by Phone.com and three of whom were members of the Software.com board of directors as of the date of the merger agreement designated by Software.com. It is expected that John L. MacFarlane and Bernard Puckett from Software.com's board of directors will join Phone.com's board of directors and Donald J. Listwin, Alain Rossmann, Roger Evans and Andrew Verhalen from Phone.com's board of directors will continue as directors. Phone.com has also agreed for its board of directors to take all action necessary so that as of the effective time Donald J. Listwin will be the President and Chief Executive Officer of Phone.com, Alain Rossmann will be Chairman of the Board of Directors and an Executive Vice President of Phone.com, John L. MacFarlane will be an Executive Vice President of Phone.com and Alan J. Black will be Senior Vice President, Corporate Affairs, Chief Financial Officer and Treasurer of Phone.com. In September 2000, Donald J. Listwin resigned from Software.com's board of directors and joined Phone.com as its President and Chief Executive Officer and a director of Phone.com. The Phone.com board of directors also plans to consider changing the name of Phone.com after completion of the merger.

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Conditions to the Consummation of the Merger

  The respective obligations of Phone.com, Silver Merger Sub and Software.com to effect the merger are subject to the following conditions:

  . the approval of the stockholders of Phone.com of the issuance of shares of Phone.com common stock pursuant to the merger agreement;

  . the approval of the stockholders of Software.com of the adoption of the merger agreement and the transactions contemplated thereby;

  . all required regulatory consents and approvals, including the observance of the statutory waiting period under the HSR Act, have been obtained;

  . there may be no judgment, order, law, injunction or other legal restraint or prohibition preventing the consummation of the merger or likely to have a material adverse effect on Phone.com or the effective operation of the combined company after the effective time of the merger;

  . the registration statement of which this joint proxy statement/prospectus is a part is declared effective and no stop order suspends the effectiveness of the registration statement, and no proceeding for that purpose is initiated or threatened by the Securities and Exchange Commission; and

  . the shares of Phone.com common stock to be issued in the merger are qualified for inclusion in the Nasdaq National Market.

  Software.com's obligations to effect the merger are subject to the following additional conditions:

  . the representations and warranties of Phone.com and Silver Merger Sub are true and correct when made and as of the closing date except where the failure of such representations and warranties to be true and correct does not and is not likely to have a material adverse effect on Phone.com;

  . each of Phone.com and Silver Merger Sub has performed in all material respects its obligations required to be performed by it prior to and at the closing date;

  . since August 8, 2000, no material adverse change has occurred relating to Phone.com;

  . an officer of Phone.com certifies that the above closing conditions have been satisfied; and

  . Software.com has received an opinion of Wilson Sonsini Goodrich & Rosati,
    Professional Corporation, that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended,

  Phone.com and Silver Merger Sub's obligations to effect the merger are subject to the following additional conditions:

  . the representations and warranties of Software.com are true and correct when made and as of the closing date except where the failure of such representations and warranties to be true and correct does not and is not likely to have a material adverse effect on Software.com;

  . Software.com has performed in all material respects its obligations required to be performed by it prior to and at the closing date;

  . since August 8, 2000, no material adverse change has occurred relating to Software.com;

  . an officer of Software.com certifies that the above closing conditions have been satisfied; and

  . Phone.com has received an opinion of Skadden, Arps, Slate, Meagher & Flom
    LLP that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended,

Termination

  The merger agreement provides that at any time prior to the effective time of the merger, the merger agreement may be terminated:

  . by mutual written consent of Phone.com and Software.com if the board of directors of each determines to do so by a vote of a majority of the entire board of directors;

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  .  by the board of directors of either Phone.com or Software.com if:

   -- the merger has not been completed on or prior to March 31, 2001, or June 30, 2001 if either Phone.com or Software.com has received a request for additional information from a governmental entity responsible for antitrust regulation, in any case so long as the party seeking to terminate did not prevent the consummation of the merger by failing to perform any of its obligations under the merger agreement;

   -- the Phone.com stockholders fail to approve the issuance of shares of Phone.com common stock;

   -- the Software.com stockholders fail to approve the adoption of the merger agreement and the transactions contemplated thereby; or

   -- any court or other governmental body issues a nonappealable final order that has a material adverse effect on Phone.com or the effective operation of the combined company following the merger, or a required regulatory approval is denied.

  .  by the board of directors of Software.com if:

   -- Phone.com or Silver Merger Sub materially breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform is incapable of being cured or is not cured within 15 business days of written notice from Software.com; or

   -- at any time prior to Phone.com's special meeting, Phone.com's board of directors withdraws, modifies, qualifies in a manner adverse to Software.com or fails to reconfirm, on Software.com's request, its recommendation that stockholders approve the issuance of shares of Phone.com common stock in the merger, or Phone.com materially breaches its covenant not to solicit alternative transactions.

  . by the board of directors of Phone.com if:

   -- Software.com materially breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform is incapable of being cured or is not cured within 15 business days of written notice from Phone.com; or

   -- at any time prior to Software.com's special meeting, Software.com's board of directors withdraws, modifies, qualifies in a manner adverse to Phone.com or fails to reconfirm, on Phone.com's request, its recommendation that the stockholders approve the merger agreement and the transactions contemplated thereby, or Software.com materially breaches its covenant not to solicit alternative transactions.

Termination Fee and Expenses

  If the merger agreement is terminated by either Software.com or Phone.com because of:

  . the failure of Phone.com stockholders to approve the issuance of shares of Phone.com common stock; and

  . at the time of such termination or prior to the meeting of Phone.com stockholders there was a publicly announced offer or proposal for an alternative transaction involving an acquisition of at least fifty percent of Phone.com's outstanding shares, then the merger agreement provides that Phone.com will pay to Software.com all of Software.com's expenses incurred in connection with the merger agreement and the transactions contemplated thereby.

  The merger agreement provides that Phone.com will pay to Software.com a termination fee of $195 million less any expenses paid as described in the above paragraph, if the merger agreement is terminated and:

  . within twelve months following a termination described in the above paragraph, Phone.com consummates an alternative transaction or enters into an agreement or binding letter of intent providing for an alternative transaction;

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  . Phone.com materially breaches its obligations to promptly convene and hold its stockholder meeting and to recommend approval of the issuance of shares of Phone.com common stock pursuant to the merger agreement, which breach is not cured within 30 days after notice from Software.com; or

  . at any time prior to Phone.com's special meeting, Phone.com's board of directors withdraws, modifies, qualifies in a manner adverse to Software.com or fails to reconfirm, on Software.com's request, its recommendation that stockholders approve the issuance of shares of Phone.com common stock in the merger, or Phone.com materially breaches its covenant not to solicit alternative transactions.

  Any termination fee shall be paid in cash and shares of Phone.com shares provided that the amount of cash is at least $40 million. Shares of Phone.com will be valued at a price per share equal to the average closing price of Phone.com common stock on Nasdaq for the five trading days ending on the trading day immediately prior to the termination date.

  If the merger agreement is terminated by either Software.com or Phone.com because of:

  . the failure of Software.com stockholders to approve the adoption of the merger agreement and the transactions contemplated thereby; and

  . at the time of such termination or prior to the meeting of Software.com stockholders there was a publicly announced offer or proposal for an alternative transaction involving an acquisition of at least fifty percent of Software.com's outstanding shares, then the merger agreement provides that Software.com will pay to Phone.com all of Phone.com's expenses incurred in connection with the merger agreement and the transactions contemplated thereby.

  The merger agreement provides that Software.com will pay to Phone.com a termination fee of $195 million less any expenses paid as described in the above paragraph, if the merger agreement is terminated and:

  . within twelve months following a termination described in the above paragraph, Software.com consummates an alternative transaction or enters into an agreement or binding letter of intent providing for an alternative transaction;

  . Software.com materially breaches its obligations to promptly convene and hold its stockholder meeting and to recommend approval of adoption of the merger agreement, the merger and the other transactions contemplated thereby, to its stockholders, which breach is not cured within 30 days after notice from Phone.com; or

  . at any time prior to Software.com's special meeting, Software.com's board of directors withdraws, modifies, qualifies in a manner adverse to Phone.com or fails to reconfirm, on Phone.com's request, its recommendation that stockholders approve the merger, or Software.com materially breaches its covenant not to solicit alternative transactions.

  Any termination fee shall be paid in cash and shares of Software.com shares provided that the amount of cash is at least $40 million. Shares of Software.com will be valued at a price per share equal to the average closing price of Software.com common stock on Nasdaq for the five trading days ending on the trading day immediately prior to the termination date.

  In addition, except as specifically provided in the merger agreement, each party has agreed to bear its own expenses in connection with the merger agreement and the other related agreements and the transactions contemplated by the merger agreement.

Amendment; Extension and Waiver

  The parties may amend the merger agreement at any time before or after the approval of the merger proposals by the Phone.com stockholders or the Software.com stockholders. After the approval by either the

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Phone.com stockholders or the Software.com stockholders, the parties may not amend the merger agreement without further stockholder approvals of the Phone.com stockholders and the Software.com stockholders if the amendment changes the amount or the form of consideration to be issued to Software.com stockholders, or which by law requires the further approval of the stockholders.

  At any time prior to the effective time of the merger, any party may, subject to the amendment restrictions described above:

  . extend the time for the performance of any of the obligations or other acts of the other parties;

  . waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

  . waive compliance by the other party with any of the agreements or conditions in the merger agreement.

  Any extension or waiver described above will be valid if set forth in writing and signed on behalf of the waiving party.

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                              RELATED AGREEMENTS

Phone.com Stock Option Agreement

  General

  Phone.com and Software.com have entered into a stock option agreement giving Software.com the right to acquire shares of Phone.com. The stock option agreement may prevent a third party from completing a pooling-of-interests transaction with Phone.com and would make alternative transactions, including a merger with another company, significantly more expensive for a potential purchaser than would otherwise be the case. Accordingly, the stock option agreement may discourage third parties from proposing alternative transactions that may be more advantageous than the merger for Phone.com stockholders.

  The stock option agreement gives Software.com an option to purchase shares of Phone.com common stock at an exercise price of $78.0625 per share. The maximum number of shares that Software.com may purchase under the option is 16,516,495 shares of Phone.com common stock, which represents 19.9% of the shares of Phone.com common stock outstanding on July 31, 2000.

  Phone.com has attached the stock option agreement to this document as Annex
B. Phone.com urges you to read the full text of the stock option agreement.

  When the option may be exercised

  The option will become exercisable when the merger agreement is terminated in a circumstance under which Software.com is permitted to receive a termination fee from Phone.com. These circumstances are described under "The Merger Agreement--Termination Fee and Expenses."

  Events terminating the right to exercise

  The right to exercise the option terminates if Software.com completes the merger. The right to exercise the option also terminates in the following circumstances:

  . six months after the option first becomes exercisable, provided that, if the option cannot be exercised as of such date by reason of any applicable judgment, decree, law, regulation or order, or by reason of the waiting period under the HSR Act, then the right to exercise the option will terminate thirty days after such impediment has been removed or such waiting period has expired;

  . twelve months after the termination of the merger agreement if such termination results from Phone.com's failure to obtain the required approval of merger agreement from the Phone.com stockholders, provided that Software.com is entitled to recover its expenses as described under the "The Merger Agreement--Termination Fee and Expenses," unless within such twelve-month period Phone.com is required to pay a termination fee to Software.com, as described under the "The Merger Agreement-- Termination Fee and Expenses," in which case the right to exercise the option shall terminate six months after the actual payment of the termination fee; and

  . upon termination of the merger agreement under any other circumstances not described in item 2 above, which do not result in the option becoming exercisable.

  Repurchase

  At any time after the option becomes exercisable and before the option expires, Software.com may request that Phone.com repurchase all or any portion of the option, to the extent not previously exercised, and all or any portion of the shares of Phone.com common stock issued pursuant to the option as Software.com may designate.

  The option will be repurchased at a price equal to the difference between
(i) the higher of (A) the highest price per share offered as of the date of such repurchase pursuant to any alternative transaction described under

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the "The Merger Agreement--Termination Fee and Expenses" above, and (B) the average closing sale price of Phone.com common stock during the five trading days ending on the trading day immediately preceding the repurchase and (ii) option exercise price, multiplied by the number of shares of Phone.com common stock purchasable pursuant to the option. The shares of Phone.com common stock issued pursuant to the option will be repurchased at (i) the higher of (A) the highest price per share offered as of the date of such repurchase pursuant to any alternative transaction described under the "The Merger Agreement-- Termination Fee and Expenses," and (B) the average closing sale price of Phone.com common stock during the five trading days ending on the trading day immediately preceding such repurchase (ii) multiplied by the number of shares being repurchased.

  Limitation on total profit

  The "total profit" that Software.com can realize from the stock option agreement and the termination fee may not exceed $230,454,545. The "total profit" realized by Software.com is defined as the sum of the following amounts received by Software.com from:

  . the sale of shares purchased under the option, less the purchase price for those shares;

  .  the sale of shares received as part of the termination fee;

  .  the repurchase of the option by Phone.com;

  .  the transfer of the option; and

  .  any expenses or termination fee received under the merger agreement.

  Registration rights

  Software.com may demand on two occasions that Phone.com file a registration statement, including a shelf registration statement, to register the shares of Phone.com common stock that it may acquire upon the exercise of the option. The registration rights terminate three years after the first exercise of the option. The option agreement also grants Software.com the right to have shares of Phone.com common stock that it may acquire upon exercise of the option included in registration statements filed by Phone.com for a period of two years after the first exercise of the option.

  Adjustments

  The type and number of securities purchasable under the option agreement will be adjusted appropriately to reflect any change in Software.com's common stock involving reclassifications, recapitalizations, stock dividends, dividends, split-ups, combinations, subdivisions, exchanges or similar events.

  Transfer

  Software.com may not transfer the exercise of rights or the option to any person without Phone.com's prior written consent.

Phone.com Voting Agreements

  Certain stockholders of Phone.com have agreed with Software.com, and have granted John L. MacFarlane and Craig A. Shelburne of Software.com irrevocable proxies to vote all of the voting securities of Phone.com which are beneficially owned by them in favor of the issuance of Phone.com common stock in the merger. These stockholders have also agreed that beginning thirty days prior to the effective time of the merger, they will not sell or transfer the securities of Phone.com which are beneficially owned by them except to a person who executes the Phone.com voting agreement and have agreed in writing to be bound by its terms. As of September 15, 2000, these stockholders beneficially owned 10,633,062 shares of Phone.com common stock, representing approximately 12.7% of the voting power of the outstanding Phone.com common stock.

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

  The voting agreement also restricts the stockholders and their representatives from initiating, taking, soliciting or encouraging any action to facilitate the making of any offer or proposal for any of (i) a transaction or series of transactions pursuant to which any person or group of persons other than Software.com and its subsidiaries acquires or would acquire, directly or indirectly, beneficial ownership of more than 20% of the outstanding shares of Phone.com, (ii) any acquisition or proposed acquisition of Phone.com or any of its significant subsidiaries, by a merger or other business combination or (iii) any other transaction pursuant to which any person or group of persons other than Software.com and its subsidiaries acquires or would acquire, directly or indirectly, control of assets of Phone.com or any of its subsidiaries for consideration equal to 20% or more of the fair market value of all of the outstanding shares of Phone.com common stock. The stockholders and their representatives are also prohibited from engaging in negotiations or discussions with or providing information to anyone who proposes such an alternative transaction to the extent Phone.com is prohibited from taking those actions.

  The voting agreement will terminate on the earliest of:

  . the completion of the merger;

  . the termination of the merger agreement; and

  . the mutual agreement of the parties to terminate the voting agreement.

  The Phone.com voting agreement is attached as Annex D to this document. You should read it in its entirety.

Phone.com Affiliate Agreements

  Each member of the Phone.com board of directors, each executive officer of Phone.com and certain significant stockholders of Phone.com have executed affiliate agreements. Under the affiliate agreements, these Phone.com officers, directors and stockholders agreed not to transfer or otherwise reduce their risk relative to any shares of Phone.com or Software.com common stock during the period from the date 30 days prior to the effective date of the merger until the combined company publicly announces financial results covering at least 30 days of combined operations of Phone.com and Software.com. The form of Phone.com affiliate agreement is attached as Annex F to this document, and you are urged to read it in its entirety.

Phone.com Rights Agreement

  Phone.com has entered into a rights agreement that entitles each holder of Phone.com common stock to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $500 per one one-thousandth of a share, subject to adjustment. Ten business days after a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding shares of Phone.com common stock, other than as a result of repurchases of stock by Phone.com or certain inadvertent actions by institutional or certain other stockholders, and except pursuant to an offer for all outstanding shares of Phone.com common stock which the independent directors of Phone.com determine to be fair and in the best interests of Phone.com and its stockholders, and other than pursuant to the merger agreement, the Software.com option agreement and the Phone.com voting agreements, each holder of a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock will thereafter have the right to receive, upon exercise of the right, shares of Phone.com common stock having a value equal to two times the exercise price of the right.

  At any time until the tenth business day after a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding shares of Phone.com common stock, Phone.com may redeem the rights in whole, but not in part, at a price of $0.001 per right. This rights agreement will terminate on August 18, 2008, unless such date is extended or the rights are redeemed by Phone.com prior to such date.

  This rights agreement may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Phone.com in a manner which causes the rights to become discount rights unless the offer is conditional upon a substantial number of rights being acquired.

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

Memorandum of Understanding Between Phone.com and Software.com

  Phone.com and Software.com have entered into a memorandum of understanding which memorializes the intent of both Phone.com and Software.com to use good faith efforts to enter into definitive agreements regarding the rights of Phone.com to license, distribute, resell, sublicense, use and test all of the products commercially available to Software.com and the rights of Software.com to license, distribute, resell, sublicense, use and test all of the products commercially available to Phone.com. Each party has agreed to bear its own costs of such definitive documentation and has agreed to keep all information shared between the companies confidential pursuant to a confidentiality agreement. The memorandum of understanding between Phone.com and Software.com is attached as Annex I to this document. You should read it in its entirety.

  On August 18, 2000, Software.com and Phone.com entered into a Reseller License and Services Agreement, or the VAR Agreement, as contemplated by the memorandum of understanding. The VAR Agreement provides that each party has the right to resell the other's products and services based on standard reseller discounts. There are no minimum commitments for either party under the VAR Agreement. In addition, the VAR Agreement contemplates that each party will provide sales and marketing training to resell the various products, and the parties will hold periodic meetings amongst various personnel to conduct such training. Other meetings will be held among various development personnel to evaluate integration opportunities for the products to be resold under the VAR Agreement. Each party will, for at least the first six months of the VAR Agreement, provide technical support to the customers of the other party who have sub-licensed the products.

Software.com Stock Option Agreement

  General

  Software.com and Phone.com have entered into a stock option agreement giving Phone.com the right to acquire shares of Software.com. The stock option agreement may prevent a third party from completing a pooling-of-interests transaction with Software.com and would make alternative transactions, including a merger with another company, significantly more expensive for a potential purchaser than would otherwise be the case. Accordingly, the stock option agreement may discourage third parties from proposing alternative transactions that may be more advantageous than the merger for Software.com stockholders.

  The stock option agreement gives Phone.com an option to purchase shares of Software.com common stock at an exercise price of $125.7197 per share. The maximum number of shares that Phone.com may purchase under the option is 9,724,460 shares of Software.com common stock, which represents 19.9% of the shares of Software.com common stock outstanding on July 31, 2000.

  Software.com has attached the stock option agreement to this document as Annex C. Software.com urges you to read the full text of the stock option agreement.

  When the option may be exercised

  The option will become exercisable when the merger agreement is terminated in a circumstance under which Phone.com is permitted to receive a termination fee from Software.com. These circumstances are described under "The Merger Agreement--Termination Fee and Expenses."

  Events terminating the right to exercise

  The right to exercise the option terminates if Phone.com completes the merger. The right to exercise the option also terminates in the following circumstances:

  . six months after the option first becomes exercisable, provided that, if the option cannot be exercised as of such date by reason of any applicable judgment, decree, law, regulation or order, or by reason of the waiting period under the HSR Act, then the right to exercise the option will terminate thirty days after such impediment has been removed or such waiting period has expired;

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


  . twelve months after the termination of the merger agreement if such termination results from Software.com's failure to obtain the required approval of merger agreement from the Software.com stockholders, provided that Phone.com is entitled to recover its expenses as described under the "The Merger Agreement--Termination Fee and Expenses," unless within such twelve-month period Software.com required to pay a termination fee to Phone.com as described under the "The Merger Agreement--Termination Fee and Expenses," in which case the right to exercise the option shall terminate six months after the actual payment of the termination fee; and

  . upon termination of the merger agreement under any other circumstances not described in item 2 above, which do not result in the option becoming exercisable.

  Repurchase

  At any time after the option becomes exercisable and before the option expires, Phone.com may request that Software.com repurchase all or any portion of the option, to the extent not previously exercised, and all or any portion of the shares of Software.com common stock issued pursuant to the option as Phone.com may designate.

  The option will be repurchased at a price equal to the difference between
(i) the higher of (A) the highest price per share offered as of the date of such repurchase pursuant to any alternative transaction described under the "The Merger Agreement--Termination Fee and Expenses" above, and (B) the average closing sale price of Software.com common stock during the five trading days ending on the trading day immediately preceding the repurchase and (ii) option exercise price multiplied by the number of shares of Software.com common stock purchasable pursuant to the option. The shares of Software.com common stock issued pursuant to the option will be repurchased at
(i) the higher of (A) the highest price per share offered as of the date of such repurchase pursuant to any alternative transaction described under the "The Merger Agreement--Termination Fee and Expenses," and (B) the average closing sale price of Software.com common stock during the five trading days ending on the trading day immediately preceding such repurchase (ii) multiplied by the number of shares being repurchased.

  Limitation on total profit

  The "total profit" that Phone.com can realize from the stock option agreement and the termination fee may not exceed $230,454,545. The "total profit" realized by Phone.com is defined as the sum of the following amounts received by Phone.com from:

  . the sale of shares purchased under the option, less the purchase price for those shares;

  . the sale of shares received as part of the termination fee;

  . the repurchase of the option by Software.com;

  . the transfer of the option; and

  . any expenses or termination fee received under the merger agreement.

  Registration rights

  Phone.com may demand on two occasions that Software.com file a registration statement, including a shelf registration statement, to register the shares of Software.com common stock that it may acquire upon the exercise of the option. The registration rights terminate three years after the first exercise of the option. The option agreement also grants Phone.com the right to have shares of Software.com common stock that it may acquire upon exercise of the option included in registration statements filed by Software.com for a period of two years after the first exercise of the option.


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  Adjustments

  The type and number of securities purchasable under the option agreement will be adjusted appropriately to reflect any change in Software.com common stock occurs involving reclassifications, recapitalizations, stock dividends, dividends, split-ups, combinations, subdivisions, exchanges or similar events.

  Transfer

  Phone.com may not transfer the exercise of rights or the option to any person without Software.com's prior written consent.

Software.com Voting Agreements

  Certain stockholders of Software.com have agreed with Phone.com, and have granted Alan Black and Steve Peters of Phone.com irrevocable proxies to vote all of the voting securities of Software.com which are beneficially owned by them in favor of the merger and any action required in furtherance of these matters and the merger. These stockholders have also agreed that beginning thirty days prior to the effective time of the merger, they will not sell or transfer the securities of Software.com which are beneficially owned by them except to a person who executes the Software.com voting agreement and have agreed in writing to be bound by its terms. As of September 15, 2000, these stockholders beneficially owned 8,649,744 shares of Software.com common stock, representing approximately 17.1% of the voting power of the outstanding Software.com common stock.

  The voting agreement also restricts the stockholders and their representatives from initiating, taking, soliciting or encouraging any action to facilitate the making of any offer or proposal for any of (i) a transaction or series of transactions pursuant to which any person or group of persons other than Phone.com and its subsidiaries acquires or would acquire, directly or indirectly, beneficial ownership of more than 20% of the outstanding shares of Software.com, (ii) any acquisition or proposed acquisition of Software.com or any of its significant subsidiaries, by a merger or other business combination or (iii) any other transaction pursuant to which any person or group of persons other than Phone.com and its subsidiaries acquires or would acquire, directly or indirectly, control of assets of Phone.com or any of its subsidiaries for consideration equal to 20% or more of the fair market value of all of the outstanding shares of Software.com common stock. The stockholders and their representatives are also prohibited from engaging in negotiations or discussions with or providing information to anyone who proposes such an alternative transaction to the extent Software.com is prohibited from taking those actions.

  The voting agreement will terminate on the earliest of:

  .  the completion of the merger;

  .  the termination of the merger agreement; and

  .  the mutual agreement of the parties to terminate the voting agreement.

  The Software.com voting agreement is attached as Annex E to this document. You should read it in its entirety.

Software.com Affiliate Agreements

  Each member of the Software.com board of directors, each executive officer of Software.com and certain significant stockholders of Software.com have executed affiliate agreements. Under the affiliate agreements, these Software.com officers, directors and stockholders agreed not to transfer or otherwise reduce their risk relative to any shares of Phone.com or Software.com common stock during the period from the date 30 days prior to the effective date of the merger until the combined company publicly announces financial results covering at least 30 days of combined operations of Software.com and Phone.com. Further, two persons have executed a special affiliate agreement, the form of which is attached to this proxy statement/prospectus as Annex H, that

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

acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Phone.com common stock to be received by them in the merger. In accordance with the affiliate agreements, Phone.com will be entitled to place appropriate legends on these Software.com stockholders' certificates evidencing any Phone.com common stock to be received by them. The form of Software.com affiliate agreements are attached to this document as Annex G and Annex H. You are urged to read both affiliate agreements in their entirety.

Software.com Rights Agreement

  Software.com has entered into a rights agreement which entitles each holder of Software.com common stock to purchase one one-thousandth of a share of Series A Participating Preferred Stock at a price of $600 per one one-thousandth of a share, subject to a adjustment. Ten business days after a person or group of affiliated or associated persons acquires, or announces a tender offer to acquire, beneficial ownership of 15% or more of the outstanding shares of Software.com common stock, other than pursuant to the merger agreement, the Phone.com option agreement and the Software.com voting agreements, each holder of a right to purchase one one-thousandth of a share of Series A Participating Preferred Stock will thereafter have the right to receive, upon exercise of the right, shares of Software.com stock having a value equal to two times the exercise price of the right.

  At any time until the fifth business day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Software.com common stock, Software.com may redeem the rights in whole, but not in part, at a price of $0.001 per right. This right agreement will terminate on the earlier
(i) August 24, 2010, (ii) the date the rights are redeemed by Software.com and
(iii) the effective date of merger.

  This rights agreement may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Phone.com in a manner not approved by Software.com's board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

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         UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Overview

  On August 8, 2000, Phone.com entered into an agreement to merge with Software.com in a transaction expected to be accounted for as a pooling of interests. Under the terms of the agreement, each issued and outstanding share of Software.com common stock will be exchanged for 1.6105 shares of Phone.com common stock. In addition, all outstanding stock options and warrants of Software.com will be exchanged for Phone.com stock options and warrants based on the exchange ratio.

  The following unaudited pro forma combined condensed financial statements reflect adjustments to the historical consolidated financial statements of Phone.com and Software.com to give effect to the merger using the pooling-of-interests method of accounting, and to certain other acquisitions of Phone.com and Software.com using purchase accounting as discussed below.

  During the period from October 1999 through June 2000, Phone.com completed the acquisitions of APiON, AtMotion, Paragon, and Onebox in various transactions accounted for as purchases. Collectively, the companies acquired by Phone.com through June 2000 accounted for as purchases are referred to herein as the "Phone.com Acquired Entities."

  During the period from October 1999 through June 2000, Software.com completed the acquisitions of Telarc and bCandid in transactions accounted for as purchases. Collectively, these companies acquired by Software.com through June 2000 accounted for as purchases are referred to herein as the "Software.com Acquired Entities."

  Between April 1999 and April 2000, Software.com acquired two entities under separate transactions that were accounted for as poolings of interests. Accordingly, the historical financial statements of Software.com for all periods have been restated to give retroactive effect to these acquisitions.

  The following unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Phone.com, Software.com, Phone.com Acquired Entities, and Software.com Acquired Entities been a combined company during the specified periods. The unaudited pro forma combined condensed financial statements, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Phone.com, Software.com, Phone.com Acquired Entities, and Software.com Acquired Entities, included elsewhere in this joint proxy statement/prospectus. The pro forma adjustments are preliminary and are based upon available information and certain assumptions that management of Phone.com and Software.com believe are reasonable.

  The accompanying unaudited pro forma combined condensed balance sheet as of June 30, 2000, gives effect to the merger of Phone.com and Software.com as if such transaction occurred on June 30, 2000. The unaudited pro forma combined condensed balance sheet combines the consolidated balance of Phone.com as of June 30, 2000, with the consolidated balance sheet of Software.com as of June 30, 2000.

  The accompanying unaudited pro forma combined condensed statements of operations presents the consolidated results of operations of Phone.com for the fiscal years ended June 30, 1998, 1999 and 2000, combined with the consolidated statements of operations of Software.com for the fiscal years ended December 31, 1998 and 1999, and the year ended June 30, 2000, respectively, as if Phone.com and Software.com had merged at the beginning of such periods. Additionally, the unaudited pro forma combined condensed statement of operations for the year ended June 30, 2000, reflects the acquisitions by Phone.com of the Phone.com Acquired Entities and the acquisitions by Software.com of the Software.com Acquired Entities as if such entities had been acquired on July 1, 1999.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 June 30, 2000

                                  Historical               Pro forma
                            ------------------------ -------------------------
                            Phone.com   Software.com Adjustments     Combined
                            ----------  ------------ -----------    ----------
                                            (in thousands)
          ASSETS
Current assets:
  Cash and cash
   equivalents............  $   78,873    $ 41,712    $     --      $  120,585
  Short-term investments..     356,715      45,707          --         402,422
  Accounts receivable.....      46,939      30,738         (292)(A)     77,385
  Prepaid expenses and
   other current assets...       9,033       2,982         (516)(A)     11,499
                            ----------    --------    ---------     ----------
    Total current assets..     491,560     121,139         (808)       611,891
Property and equipment,
 net......................      25,188       9,636          --          34,824
Restricted cash and in-
 vestments................      20,700         --           --          20,700
Deposits and other as-
 sets.....................       8,508         829       (3,457)(A)      5,880
Goodwill and other intan-
 gible assets, net........   1,612,877      70,213        1,667 (A)  1,684,757
                            ----------    --------    ---------     ----------
                            $2,158,833    $201,817    $  (2,598)    $2,358,052
                            ==========    ========    =========     ==========
LIABILITIES AND STOCKHOLD-
           ERS'
          EQUITY
Current liabilities:
  Current portion of
   equipment loan and
   capital lease
   obligations............  $    2,882    $    485          --      $    3,367
  Accounts payable........       9,062       5,114          --          14,176
  Accrued liabilities.....      45,497       6,658       (2,031)(A)
                                                        100,000 (B)    150,124
  Deferred revenue........      77,344      20,519          --          97,863
                            ----------    --------    ---------     ----------
    Total current
     liabilities..........     134,785      32,776       97,969        265,530
Equipment loans and capi-
 tal lease obligations,
 less current portion.....       3,291          28          --           3,319
                            ----------    --------    ---------     ----------
    Total liabilities.....     138,076      32,804       97,969        268,849
                            ----------    --------    ---------     ----------
Stockholders' equity:
  Common stock............          83     230,470     (230,392)(D)        161
  Additional paid-in
   capital................   2,335,683         --       230,392 (D)  2,566,075
  Deferred stock-based
   compensation...........      (6,659)     (1,368)         790 (C)     (7,237)
  Notes receivable from
   stockholders...........        (724)        --           --            (724)
  Accumulated other
   comprehensive loss.....        (532)        (29)         --            (561)
  Accumulated deficit.....    (307,094)    (60,060)        (567)(A)
                                                       (100,000)(B)
                                                           (790)(C)   (468,511)
                            ----------    --------    ---------     ----------
    Total stockholders'
     equity...............   2,020,757     169,013     (100,567)     2,089,203
                            ----------    --------    ---------     ----------
                            $2,158,833    $201,817    $  (2,598)    $2,358,052
                            ==========    ========    =========     ==========

   See accompanying notes to unaudited pro forma combined condensed financial statements

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                            Year ended June 30, 1998

                                                                   Pro forma
                                  Historical                       Phone.com/
                            -----------------------               Software.com
                            Phone.com  Software.com Adjustments     Combined
                            ---------  ------------ -----------   ------------
                                 (in thousands, except per share data)
Revenues:
  License.................. $    522     $ 17,462     $   --        $ 17,984
  Maintenance and support
   services................    1,683        2,713         --           4,396
  Consulting services......      --         6,558         --           6,558
                            --------     --------     -------       --------
    Total revenues.........    2,205       26,733         --          28,938
                            --------     --------     -------       --------
Cost of revenues:
  License..................       95        1,568         --           1,663
  Maintenance and support
   services................    1,063        1,639          (2)(C)      2,700
  Consulting services......      --         7,382          (6)(C)
                                                       (2,215)(E)      5,161
                            --------     --------     -------       --------
    Total cost of
     revenues..............    1,158       10,589      (2,223)         9,524
                            --------     --------     -------       --------
    Gross profit...........    1,047       16,144       2,223         19,414
                            --------     --------     -------       --------
Operating expenses:
  Research and
   development.............    5,732       12,093          (3)(C)     17,822
  Sales and marketing......    5,011       12,337         (22)(C)
                                                        2,215 (E)     19,541
  General and
   administrative..........    1,801        5,891         (15)(C)      7,677
  Stock-based
   compensation............      108          --          227 (C)        335
  Legal matter.............      --          (400)        --            (400)
                            --------     --------     -------       --------
    Total operating
     expenses..............   12,652       29,921       2,402         44,975
                            --------     --------     -------       --------
    Operating loss.........  (11,605)     (13,777)       (179)       (25,561)
Interest income (expense),
 net.......................      982         (536)        --             446
                            --------     --------     -------       --------
  Loss before income
   taxes...................  (10,623)     (14,313)       (179)       (25,115)
Income taxes...............      --          (446)        --            (446)
                            --------     --------     -------       --------
  Net loss.................  (10,623)     (14,759)       (179)       (25,561)
Accretion on redeemable
 convertible preferred
 stock.....................      --          (825)        --            (825)
                            --------     --------     -------       --------
  Net loss attributable to
   common stock
   stockholders............ $(10,623)    $(15,584)    $  (179)      $(26,386)
                            ========     ========     =======       ========
Basic and diluted net loss
 per share attributable to
 common stockholders....... $  (1.02)    $  (0.54)                  $  (0.47)
                            ========     ========                   ========
Shares used in computing
 basic and diluted per
 share data................   10,442       28,671      17,504 (F)     56,617
                            ========     ========     =======       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                            Year ended June 30, 1999

                                                                   Pro forma
                                  Historical                       Phone.com/
                            -----------------------               Software.com
                            Phone.com  Software.com Adjustments     Combined
                            ---------  ------------ -----------   ------------
                                 (in thousands, except per share data)
Revenues:
  License.................. $  5,229     $ 26,847     $   --        $ 32,076
  Maintenance and support
   services................    5,921        7,586         --          13,507
  Consulting services......    2,292       12,508         --          14,800
                            --------     --------     -------       --------
    Total revenues.........   13,442       46,941         --          60,383
                            --------     --------     -------       --------
Cost of revenues:
  License..................      371        2,677          (2)(C)      3,046
  Maintenance and support
   services................    3,022        2,816         (41)(C)      5,797
  Consulting services......    1,146       10,865         (67)(C)
                                                       (3,259)(E)      8,685
                            --------     --------     -------       --------
    Total cost of
     revenues..............    4,539       16,358      (3,369)        17,528
                            --------     --------     -------       --------
    Gross profit...........    8,903       30,583       3,369         42,855
                            --------     --------     -------       --------
Operating expenses:
  Research and
   development.............   13,082       15,910         (58)(C)     28,934
  Sales and marketing......   10,840       19,686        (188)(C)
                                                        3,259 (E)     33,597
  General and
   administrative..........    4,432        8,055        (188)(C)     12,299
  Stock-based
   compensation............    1,011          125       1,100 (C)      2,236
  Amortization of goodwill
   and other intangible
   assets..................      --           329         --             329
  In-process research and
   development.............      --         3,210         --           3,210
  Legal matter.............      --          (200)        --            (200)
                            --------     --------     -------       --------
    Total operating
     expenses..............   29,365       47,115       3,925         80,405
                            --------     --------     -------       --------
    Operating loss.........  (20,462)     (16,532)       (556)       (37,550)
Interest income, net.......    1,803        1,026         --           2,829
                            --------     --------     -------       --------
    Loss before income
     taxes.................  (18,659)     (15,506)       (556)       (34,721)
Income taxes...............   (2,104)        (212)        --          (2,316)
                            --------     --------     -------       --------
  Net loss.................  (20,763)     (15,718)       (556)       (37,037)
Accretion on redeemable
 convertible preferred
 stock.....................      --          (403)        --            (403)
                            --------     --------     -------       --------
  Net loss attributable to
   common stockholders..... $(20,763)    $(16,121)    $  (556)      $(37,440)
                            ========     ========     =======       ========
Basic and diluted net loss
 per share attributable to
 common stockholders....... $  (1.49)    $  (0.45)                  $  (0.52)
                            ========     ========                   ========
Shares used in computing
 basic and diluted per
 share data................   13,932       35,754      21,828 (F)     71,514
                            ========     ========     =======       ========

   See accompanying notes to unaudited pro forma combined condensed financial statements

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                            Year ended June 30, 2000

                        Pro Forma                                                       Software.com Acquired
                        Phone.com/         Phone.com Acquired Entities                         Entities
                       Software.com ----------------------------------------------    ---------------------------    Pro Forma
                         Combined   APiON  AtMotion  Paragon  Onebox   Adjustments    Telarc bCandid  Adjustments    Combined
                       ------------ -----  --------  -------  -------  -----------    ------ -------  -----------    ---------
                                                  (in thousands, except per share data)
Revenues:
 License.............   $  93,126   $ 473  $   --    $ 1,843  $   212   $     --       $364  $3,103    $    --       $  99,121
 Maintenance and
 support services....      25,835     --       --        --       --          --        --      873         --          26,708
 Consulting
 services............      27,447     --       --        --       --          --         21     246         --          27,714
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Total revenues....     146,408     473      --      1,843      212         --        385   4,222         --         153,543
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
Cost of revenues:
 License.............       6,739     310      --      1,127    5,022         --        --      158         --          13,356
 Maintenance and
 support services....      14,867     --       --        --       --          --        --      283         --          15,150
 Consulting
 services............      16,894     --       --        --       --          --         56     270         --          17,220
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Total cost of
   revenues..........      38,500     310      --      1,127    5,022         --         56     711         --          45,726
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Gross profit
   (loss)............     107,908     163      --        716   (4,810)        --        329   3,511         --         107,817
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
Operating expenses:
 Research and
 development.........      59,675     197    3,563     1,745    2,923         --        --      639         --          68,742
 Sales and
 marketing...........      68,745     276      --      2,485    6,512         --        --    1,300         --          79,318
 General and
 administrative......      24,056     241    1,757     3,292    2,318         --         49     698         --          32,411
 Stock-based
 compensation........      10,185     --       --      3,189      --        1,274 (G)
                                                                           (3,189)(H)   --      --          547 (T)     12,006
 Amortization of
 goodwill and other
 intangible assets...     216,446     --       --        --       --       27,084 (I)
                                                                           55,626 (J)
                                                                          103,478 (K)
                                                                          202,517 (L)   --    1,472         657 (R)
                                                                                                         20,425 (S)
                                                                                                         (1,472)(U)    626,233
 In-process research
 and development.....      27,700     --       --        --       --          --        --      --          --          27,700
 Acquisition related
 costs...............      10,395     --       --        --       --          --        --      --          --          10,395
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Total operating
   expenses..........     417,202     714    5,320    10,711   11,753     386,790        49   4,109      20,157        856,805
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Operating income
   (loss)............    (309,294)   (551)  (5,320)   (9,995) (16,563)   (386,790)      280    (598)    (20,157)      (748,988)
Interest and other
income (expense),
net..................      23,220     --       (68)       13  (10,085)        --          1     745         --          13,826
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Income (loss)
   before income
   taxes.............    (286,074)   (551)  (5,388)   (9,982) (26,648)   (386,790)      281     147     (20,157)      (735,162)
Income taxes.........      (2,019)    (68)     --        --       --          --        --       (6)        --          (2,093)
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Net income
   (loss)............    (288,093)   (619)  (5,388)   (9,982) (26,648)   (386,790)      281     141     (20,157)      (737,255)
Accretion on
redeemable
convertible preferred
stock................         --      --      (752)      --       --          752 (M)   --      --          --             --
                        ---------   -----  -------   -------  -------   ---------      ----  ------    --------      ---------
   Net income (loss)
   attributable to
   common
   stockholders......   $(288,093)  $(619) $(6,140)  $(9,982) (26,648)  $(386,038)     $281  $  141    $(20,157)     $(737,255)
                        =========   =====  =======   =======  =======   =========      ====  ======    ========      =========
Basic and diluted net
loss per share.......   $   (2.06)                                                                                   $   (4.92)
                        =========                                                                                    =========
Shares used in
computing basic and
diluted net loss per
share................     139,921                                             774 (N)
                        =========
                                                                            1,393 (O)
                                                                            1,831 (P)
                                                                            4,898 (Q)                       104 (V)
                                                                                                          1,027 (W)    149,948
                                                                                                                     =========

   See accompanying notes to unaudited pro forma combined condensed financial statements

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                            Year ended June 30, 2000

                                                                    Pro Forma
                                   Historical                       Phone.com/
                             -----------------------               Software.com
                             Phone.com  Software.com Adjustments     Combined
                             ---------  ------------ -----------   ------------
                                  (in thousands, except per share data)
Revenues:
  License..................  $  43,729    $ 50,182     $  (785)(A)  $  93,126
  Maintenance and support
   services................     14,548      11,423        (136)(A)     25,835
  Consulting services......     10,450      16,997         --          27,447
                             ---------    --------     -------      ---------
    Total revenues.........     68,727      78,602        (921)       146,408
                             ---------    --------     -------      ---------
Cost of revenues:
  License..................      4,233       2,863        (354)(A)
                                                            (3)(C)      6,739
  Maintenance and support
   services................     10,437       4,463         (33)(C)     14,867
  Consulting services......      6,156      15,452         (79)(C)
                                                        (4,635)(E)     16,894
                             ---------    --------     -------      ---------
    Total cost of
     revenues..............     20,826      22,778      (5,104)        38,500
                             ---------    --------     -------      ---------
    Gross profit...........     47,901      55,824       4,183        107,908
                             ---------    --------     -------      ---------
Operating expenses:
  Research and
   development.............     37,965      21,777         (67)(C)     59,675
  Sales and marketing......     37,222      27,122        (234)(C)
                                                         4,635 (E)     68,745
  General and
   administrative..........     13,492      10,757        (193)(C)     24,056
  Stock-based
   compensation............      5,464       3,771         950 (C)     10,185
  Amortization of goodwill
   and other intangible
   assets..................    214,401       2,045         --         216,446
  In-process research and
   development.............     22,490       5,210         --          27,700
  Acquisition related
   costs...................        --       10,395         --          10,395
                             ---------    --------     -------      ---------
    Total operating
     expenses..............    331,034      81,077       5,091        417,202
                             ---------    --------     -------      ---------
    Operating loss.........   (283,133)    (25,253)       (908)      (309,294)
Interest income, net.......     19,586       3,634         --          23,220
                             ---------    --------     -------      ---------
    Loss before income
     taxes.................   (263,547)    (21,619)       (908)      (286,074)
Income taxes...............     (1,597)       (422)        --          (2,019)
                             ---------    --------     -------      ---------
    Net loss...............  $(265,144)   $(22,041)    $  (908)     $(288,093)
                             =========    ========     =======      =========
Basic and diluted net loss
 per share.................  $   (3.81)   $  (0.51)                 $   (2.06)
                             =========    ========                  =========
Shares in computing compute
 basic and diluted net loss
 per share.................     69,650      43,633      26,638 (F)    139,921
                             =========    ========     =======      =========

   See accompanying notes to unaudited pro forma combined condensed financial statements

     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Note 1--Periods Presented

  Phone.com's fiscal year ends on June 30. Software.com's fiscal year ends on December 31. The accompanying unaudited pro forma combined condensed statement of operations information gives effect to the merger of Phone.com and Software.com as if such merger occurred at the beginning of the earliest year presented. The unaudited pro forma combined condensed statement of operations for the year ended June 30, 1998, reflects the results of operations of Phone.com for the fiscal year ended June 30, 1998 combined with the results of operations of Software.com for the fiscal year ended December 31, 1998. The unaudited pro forma combined condensed statement of operations for the year ended June 30, 1999, reflects the results of operations of Phone.com for the fiscal year ended June 30, 1999 combined with the results of operations of Software.com for the fiscal year ended December 31, 1999. The unaudited pro forma combined condensed statement of operations for the year ended June 30, 2000, on page 88, reflects the results of operations of Phone.com for the fiscal year ended June 30, 2000, combined with the results of operations of Software.com for the year ended June 30, 2000. The unaudited pro forma combined condensed statement of operations for the year ended June 30, 2000, on page 87, reflects the results of Phone.com/Software.com combined, which is derived at page 88, combined with the results of operations of the Phone.com Acquired Entities and the Software.com Acquired Entities for the period from July 1, 1999 through their respective dates of acquisition.

Note 2--Phone.com Acquired Entities

 The WAP Business of APiON

  On October 26, 1999, Phone.com completed its acquisition of APiON Telecom Limited, or APiON, a company based in Belfast, Northern Ireland, in exchange for 2,393,026 shares of its common stock. In addition, Phone.com also agreed to issue cash and common stock with an aggregate value of up to approximately $14.1 million to the then current and former employees of APiON. APiON was a provider of WAP software products to GSM network operators in Europe and had expertise in GSM Intelligent Networks, wireless data and WAP technology. Former employees of APiON received consideration totaling approximately $2.2 million in cash with the remaining $4.3 million payable in common stock of Phone.com on the one year anniversary of the closing of the acquisition of APiON subject to forfeiture upon the occurrence of certain events. Current employees of APiON received approximately $2.5 million in cash with the remaining $5.1 million payable in common stock of Phone.com on each of the first two anniversaries of the closing of the acquisition of APiON contingent upon continued employment. The actual number of Phone.com shares to be issued to the then current and former employees of APiON will depend upon the fair value of Phone.com common stock on the distribution date. The total purchase price for the transaction including direct acquisition costs was approximately $246.8 million.

  Common stock issued to former shareholders and cash paid to current and former employees of APiON at the closing of the acquisition was included in the purchase price. Contingent common stock issuable in the future to former employees of APiON has been treated as contingent consideration. The common stock that is issued to the former employees of APiON upon the satisfaction of certain future events will be added to goodwill and amortized over the remaining useful life. Common stock issuable in the future to current employees of APiON has been recorded as deferred stock-based compensation.

  The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $244.5 million, with $242.5 million attributable to goodwill, $1.7 million attributable to assembled workforce, $170,000 attributable to developed technology and $110,000 attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years with the exception of the in-process research and development, which was expensed on the acquisition date. In connection with the acquisition, Phone.com recorded deferred stock-based compensation in the amount of approximately $5.1 million, which is being amortized on an accelerated basis over the vesting period of 24 months, consistent with the method described in FASB Interpretation No. 28.

  The historical balance sheet of Phone.com as of June 30, 2000 reflects the acquisition of APiON.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION--
                                  (Continued)


 AtMotion

  On February 8, 2000, Phone.com acquired all of the outstanding common and redeemable convertible preferred stock of AtMotion, Inc., or AtMotion, in exchange for 2,280,287 shares of its common stock. Phone.com also assumed all of the outstanding options and warrants of AtMotion. AtMotion is a provider of Voice Portal technology. Total consideration given aggregated approximately $287.2 million. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $286.1 million, with $242.9 million attributable to goodwill, $655,000 attributable to assembled workforce and $42.5 million attributable to developed technology. These assets are being amortized on a straight-line basis over a period of three years. At the time of the acquisition, 12.1% of the shares issued by Phone.com were placed in escrow with most of the escrow shares to remain in escrow for a period of at least one year from the date of the acquisition to be released upon the occurrence of certain events.

  The historical balance sheet of Phone.com as of June 30, 2000 reflects the acquisition of AtMotion.

 Paragon

  On March 4, 2000, Phone.com acquired all of the outstanding common and convertible preferred stock of Paragon Software (Holdings) Limited, or Paragon, a company incorporated in England and Wales, in exchange for approximately 3,051,016 shares of its common stock. Phone.com also assumed all of the outstanding options of Paragon. Paragon is a provider of synchronization technology allowing PC-based personal information to be easily transferred to mobile devices. Total consideration aggregated approximately $453.7 million in common stock of Phone.com in addition to a cash payment of $3.6 million. An additional $17.0 million was to be paid within one year, payable in approximately 143,000 common shares of Phone.com's common stock at the election of the shareholder or in cash with the consent of Phone.com as well as additional cash payments of approximately $3.9 million to be allocated among certain employees of Paragon. The $17.0 million was paid to the former shareholder on August 11, 2000, in conjunction with the former shareholder's separation from Phone.com. There were also transaction costs in connection with the purchase of approximately $11.6 million. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $483.7 million, with $455.1 million attributable to goodwill, $980,000 attributable to assembled workforce, $7.2 million attributable to developed technology, $2.3 million attributable to non-compete agreements and $18.1 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the in-process research and development, which was expensed on the acquisition date.

  The historical balance sheet of Phone.com as of June 30, 2000 reflects the acquisition of Paragon.

 Onebox

  On April 14, 2000, Phone.com acquired all of the outstanding common and preferred stock of Onebox.com, Inc., or Onebox, a company based in San Mateo, California, in exchange for approximately 6,207,865 shares of its common stock. Phone.com also assumed all of the outstanding options of Onebox. Onebox is a communications application service provider offering users unified e-mail, voicemail, facsimile, and wireless-enabled communication applications. Total consideration aggregated approximately $814.7 million including estimated transaction costs of approximately $16.8 million. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $814.1 million, with $789.7 million attributable to goodwill, $590,000 attributable to assembled workforce, $14.7 million attributable to developed technology, $4.8 million attributable to non-compete agreements and $4.3 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the amount recorded for in-process research and development, which was expensed on the acquisition date.

  The historical balance sheet of Phone.com as of June 30, 2000 reflects the acquisition of Onebox.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION--
                                  (Continued)


Note 3--Software.com Acquired Entities

 Telarc

  On October 20, 1999, Software.com acquired Telarc, a provider of carrier-scale Short Messaging Service (SMS) technologies. The total purchase price of approximately $11.5 million consisted of $1.5 million of cash and $10.0 million of Software.com common stock (211,918 shares). In addition, Software.com incurred approximately $101,000 in costs directly attributable to the completion of the acquisition. Of the total estimated purchase price of $11.6 million, approximately $263,000 was allocated to net tangible assets, and the remainder was allocated to intangible assets, including $43,000 to assembled workforce, $82,000 to covenant not to compete, $5.7 million to core/alternative use technology, and $2.3 million to goodwill. The Company recorded a one-time charge related to in-process research and development of $3.2 million at the date of acquisition. The acquired intangible assets and goodwill are being amortized over their estimated useful lives of three to five years.

  The historical balance sheet of Software.com as of June 30, 2000 reflects the acquisition of Telarc.

 bCandid

  On June 14, 2000, Software.com completed its acquisition of bCandid Corporation, a market leader in providing carrier-class discussion server infrastructure software to service providers worldwide. BCandid was formed in early 1999 through the merger of two companies, ISPNews, a service related business, and Highwind Software, Inc., a software developer. Immediately prior to the acquisition by Software.com, bCandid spun-off the service portion of its business. As a result, Software.com acquired the remaining business of bCandid representing its core software development operations. In connection with the acquisition of bCandid, Software.com issued approximately 667,000 shares of its common stock with a value of $65.4 million in exchange for all of the issued and outstanding capital stock of bCandid, as well as the assumption of all outstanding warrants and options to purchase shares of bCandid. The purchase price plus costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired based on their approximate fair market value. Approximately $1.7 million was allocated to tangible assets and the remainder was allocated to intangible assets, including $300,000 to covenant not to compete, $400,000 to assembled workforce, $600,000 to customer relations and $6.7 million to core/alternative use technology and $55.9 million to goodwill. In addition, Software.com assumed approximately $2.2 million in current liabilities as part of the purchase. Software.com recorded a one-time charge related to in-process research and development of $2.0 million at the date of acquisition. The acquired intangible assets and goodwill are being amortized over their estimated useful lives of two to four years.

  The historical balance sheet of Software.com as of June 30, 2000 reflects the acquisition of bCandid and the spin-off of its service business, ISP News.

Note 4--Adjustments Applied to the Historical Financial Information of Phone.com, Software.com, Phone.com Acquired Entities, and Software.com Acquired Entities to Arrive at the Unaudited Pro Forma Combined Condensed Financial Information

(A) To eliminate intercompany purchases and sales, and related balance sheet amounts, between Phone.com and Software.com.

(B) To record the accrual of estimated costs resulting from the merger of Phone.com and Software.com. It is anticipated that Phone.com and Software.com will incur charges to operations related to the merger currently estimated to total approximately $100.0 million to be recorded in the quarter in which the merger is consummated. These charges include direct transaction costs, principally for financial advisory and legal fees, and costs associated with combining operations of the two companies. The estimated charge is reflected in the unaudited pro forma combined condensed balance sheet data, but is not reflected in the unaudited pro forma combined condensed statement of operations data. The charge is a preliminary estimate only and is subject to change.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION--
                                  (Continued)


(C) To adjust Software.com's amortization of deferred stock-based compensation consistent with Phone.com's method as described in FASB Interpretation No. 28 which resulted in additional amortization of deferred stock-based compensation of $179,000, $556,000 and $341,000 in the years ended December 31, 1998, December 31, 1999, and June 30, 2000, respectively.

(D) In connection with the merger, Phone.com will issue approximately 78,000,000 shares of its common stock to Software.com based on an exchange ratio of 1.6105 shares of Phone.com common stock for each share of Software.com common stock.

(E) To reclassify approximately $2.2 million, $3.3 million and $4.6 million from Software.com's consulting services costs of revenues to sales and marketing expense for the years ended December 31, 1998, December 31, 1999 and June 30, 2000, respectively, in order to conform to Phone.com's accounting policies and basis of presentation.

(F) To reflect the number of Software.com weighted average shares outstanding for basic and diluted earnings per share to give effect to the 1.6105 to 1 exchange ratio.

(G) To reflect the amortization of deferred stock-based compensation associated with common stock of Phone.com to be issued to current employees of APiON in a manner consistent with FASB Interpretation No.
     28. The accelerated amortization results in 75% and 25% of the deferred stock-based compensation being amortized in the first year and second year after the closing of the acquisition of APiON, respectively.

(H)  To reverse Paragon's historical amortization of stock-based compensation.

(I) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the APiON purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over an estimated life of three years.

(J) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the AtMotion purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over an estimated life of three years.

(K) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the Paragon purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over an estimated life of three years.

(L) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the Onebox purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over an estimated life of three years.

(M)  To reverse historical accretion on preferred stock of AtMotion.

(N) To reflect the shares issued as consideration for the acquisition of APiON.

(O) To reflect common stock issued to shareholders of AtMotion. Shares to be issued for stock options and warrants and shares subject to repurchase until vested are excluded as they are antidilutive.

(P) To reflect common stock issued to shareholders of Paragon. Shares to be issued for stock options are excluded as they are antidilutive.

(Q) To reflect common stock issued to shareholders of Onebox. Shares to be issued for stock options and warrants and shares subject to repurchase until vested are excluded as they are antidilutive.

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION--
                                  (Continued)


(R) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the Telarc purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over estimated lives of three to five years.

(S) Adjustment to record the amortization of goodwill and intangible assets resulting from the allocation of the bCandid purchase price. The pro forma adjustment reflects goodwill and other intangible assets amortized on a straight-line basis over an estimated life of three years.

(T) To record compensation expense related to the Telarc acquisition. In connection with the acquisition of Telarc, the sole shareholder of Telarc is entitled to additional consideration of up to $3.5 million
     (10 quarterly payments of $350,000) as long as such shareholder is continuously employed by Software.com from the closing date through each payment date.

(U) To reverse historical amortization of goodwill and other intangible assets of bCandid.

(V)  To reflect common stock issued to shareholders of Telarc.

(W) To reflect common stock issued to shareholders of bCandid. Shares to be issued for stock options are excluded as they are antidilutive.

                              PHONE.COM BUSINESS

Overview

  Phone.com is a leading provider of software, applications, and services that enable the convergence of the Internet and wireless communications. Using Phone.com's software, network operators can provide Internet services to their wireless subscribers, and wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. Wireless subscribers thus have access to Internet- and corporate intranet-based services, including e-mail, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Using Phone.com's software, network operators may also provide their subscribers with a unified mailbox for e-mail, voicemail, and fascimile.

  Phone.com's software platform consists of the UP.Link Server, the Mobile Management Server, and the MyPhone Application Suite which are designed to be installed on network operators' systems. Phone.com's UP.Browser software is designed to be embedded in wireless telephones. As of June 30, 2000, 77 network operators have licensed Phone.com's software and have commenced or announced commercial service or are in market or laboratory trials. In addition, 35 wireless telephone manufacturers have licensed Phone.com's UP.Browser software, and UP.Browser has been ported to approximately 80 phone models.

Industry Background

  Growth of the Internet and Wireless Telecommunications

  Worldwide use of the Internet and wireless telecommunications has grown rapidly in the last few years. Current forecasts predict that rapid growth of both industries will continue. International Data Corporation, or IDC, estimates that there were approximately 261 million users of the Internet worldwide at the end of 1999 and that the number of users will grow to 623 million by the end of 2003. IDC estimates that there were approximately 395 million digital wireless subscribers worldwide at the end of 1999 and the number of subscribers will grow to approximately 1.3 billion by the end of 2003. Phone.com cannot assure you that these estimates will be achieved.

  The Convergence of the Internet and Mobile Telephony

  As people have become increasingly dependent on e-mail services, remote access to corporate intranets, and other Internet-based services, mass-market wireless telephones that provide mobile access to these resources have become increasingly useful tools. Phone.com was a pioneer in the convergence of the Internet and mobile telephony. In 1995, Phone.com developed its initial technology which enables the delivery of Internet-based services to wireless telephones. In 1996, Phone.com introduced and deployed its first products based on this technology.

  To provide a worldwide open standard enabling the delivery of Internet-based services to mass-market wireless telephones, Phone.com co-founded the Wireless Application Protocol, or WAP, Forum. In 1998, the WAP Forum published technical specifications for application and content development and product interoperability based on Internet technology and standards. By complying with WAP specifications, wireless telephone manufacturers, network operators, content providers and application developers can provide Internet-based products and services that are interoperable.

  In 1998, the WAP Forum published the Wireless Markup Language, or WML. WML is compliant with the Extensible Markup Language, or XML, specification published by the World Wide Web Consortium, or W3C. XML is a programming language that provides a means of describing and exchanging data in an open format. Content providers and application developers use WML to optimize the display of, and interaction with, Web-based data on wireless telephones. Based substantially on technology that Phone.com contributed to the public domain, WML is optimized for delivery of Internet content to mass-market wireless telephones, which have numeric keypads instead of full keyboards, small screens, and limited memory capacity, processing power, battery life and bandwidth. In the same manner that the programming language known as Hypertext Markup Language, or HTML, has provided an open standard that has fueled the development of Internet applications and content for personal computers, WML is designed to be an industry standard that will encourage the development of Internet applications and content for wireless telephones.

  The Market Opportunity

  In response to an increasingly competitive environment, network operators are seeking to deliver Internet-based services to their wireless subscribers as a means to generate revenues from new sources, differentiate their service offerings, reduce subscriber turnover and operating costs, and unify offerings available to their wireless and wireline voice customers, and Internet portal users. To do this, network operators require a scalable software and services solution to deliver Internet-based services and content to their wireless and wireline subscribers.

  The proliferation of Internet-standards based networks is rapidly altering the structure of the wireline and wireless network operator business. Operators which own wireless, wireline, portal and Internet service provider, or ISP, businesses are finding that they can achieve greater economies of scale by deploying common service platforms and applications across their various networks. Phone.com's MyPhone application suite and unified messaging application allow its customers such as British Telecom to offer common services across their wireless, wireline, and ISP businesses thereby improving their efficiency and overall economics of scale.

The Phone.com Solution

  Phone.com provides platforms, applications and services that enable the delivery of Internet-based services to mass-market wireless telephones, personal computers and other mobile devices. Using Phone.com's scalable products, network operators can provide Internet-based content, applications and services to their wireless subscribers and offer common services across their wireless, wireline and ISP businesses. In addition, wireless telephone manufacturers can turn their mass-market wireless telephones into mobile Internet appliances. With Phone.com's technology, wireless subscribers have access to advanced communication services, Internet-based content and services and corporate intranet-based services; in addition, subscribers have the ability to use a single mailbox for wireless and wireline voice messages, e-mail and facsimiles. Existing carrier deployments, built on Phone.com's platform, include such services as unified messaging, e-mail, news, stock trading, weather, travel, sports, commerce, and calendaring.

  Phone.com's solutions exhibit several characteristics valued by network and service operators:

  . Innovative--Phone.com's products contain innovative features and functionality, and enable the network operator to provide valuable new services to their customers.

  . Standards-based--Phone.com's products are based on industry standards, including those defined by WAP, W3C and the Internet Engineering Task Force, or IETF.

  . Reliability--Phone.com's products are reliable, enabling the network operator to provide a high quality of service to their customers.

  . Scalability--Phone.com's products have market-proven scalability into the millions of users, with high performance and reliability.

  . Maturity--Phone.com's products are deployed in many networks, and have many features that make them desirable.

  . Unity--Phone.com's products enable network operators to offer common services across their wireless, wireline and ISP businesses.

  Phone.com's software platform consists of the UP.Link Server Suite, UP. Browser, Mobile Management Server, MyPhone Application Suite and FoneSync data synchronization software products.

  UP.Link Server Suite

  The UP.Link Server Suite includes:

  . a means of exchanging data between the Internet and mass-market wireless telephones, commonly referred to as a gateway; and

  . a service platform that performs subscriber management and service provisioning functions, and communicates with the network operator's customer care and billing systems.

  UP. Browser

  The UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones and other wireless devices. It is also an enabler for other infrastructure-based products from Phone.com, such as over-the-air provisioning. As of July 2000, approximately 110,000 third-party developers have registered to use Phone.com's UP.SDK software development kit, and a variety of third-party content or services are currently available for wireless telephones equipped with UP.Browser, including:

   Amazon.com                         Yahoo                    TD Waterhouse
   E*Trade                            eBay                     Bloomberg
   DLJ Direct                         Vicinity                 Barnes & Noble
   Citysearch / Ticketmaster          Webraska                 Taito
   Vignette                           Reuters                  Shared Medical Systems

  Mobile Management Server

  The Mobile Management Server, or MMS, is a network server that allows network operators to remotely manage and alter specific settings within wireless phones even after the phones have been deployed to a customer. Using WAP and IP-based protocols, the MMS provides the network operator with a means to provision and manage phone settings over the network, including such settings as roaming lists, area code information and other data parameters. MMS reduces network operator costs and provides more flexibility in managing phone settings. Consequently, MMS provides a means for network operators to differentiate their services and attract and retain subscribers.

  Phone.com's infrastructure platform conforms to a wide variety of standards, including WAP, W3C and IETF standards. Among other functions, the products provide a WAP-compliant platform for the delivery of Internet-based content and services. Phone.com's software supports all major digital wireless telephony standards in use around the world, including:

   . CDMA (Code Division Multiple Access)  . PHS (Personal Handyphone System)
   . TDMA (Time Division Multiple Access)  . GSM (Global System for Mobile Communication)
   . iDEN (Integrated Digital Enhanced     . CDPD (Cellular Digital Packet Data)
     Network)                              . PDC (Personal Digital Cellular)

  MyPhone Application Suite

  The MyPhone application suite comprises applications and services that enable a network operator to rapidly deploy branded and customized portals for their wireless subscribers and ISP customers. Users access MyPhone from a PC Web browser, WAP-enabled wireless phone or voice phone. The core features of MyPhone address mobile communications and portal infrastructure requirements, including:

  . Portal framework platform--application infrastructure enabling the integration of Internet-access devices with a variety of applications and services, as well as branding, subscriber management and other services necessary for a comprehensive portal solution.

  . Homepage--a personalized homepage, allowing each user to customize their PC and phone browser experience.

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

  . Directory services--enabling the network operator to promote services to their user base.

  . Unified Messaging--an Internet-based unified messaging application, with integrated voicemail, e-mail and fascimile.

  . Personal Information Manager--a PIM managing contact lists, calendar and other personal information.

  FoneSync

  Phone.com's FoneSync Essentials software allows wireless phone users to transfer names and phone numbers from their personal computer or PDA to their phones, and keep them up-to-date. Having up-to-date and readily available phone numbers makes it easier for wireless phone users to place calls and can lead to increased call volume. FoneSync is compatible with the leading personal information managers, or PIMs, such as Microsoft Outlook, ACT!, GoldMine, Lotus Organizer and Lotus Notes, enabling wireless phone users to download contact information to their phones. FoneSync Essentials supports over 20 phone manufacturers, including such leading vendors as Motorola, Phillips, Nokia, Siemens, Ericsson, Panasonic and Sony.

  Most of Phone.com's products are delivered as packaged software, for deployment on the premises of its customers. However, to support the rapid deployment of network operator portals, large portions of the MyPhone product are available in a hosted configuration. In addition, Phone.com offers extensive consulting services to its customers to enable the rapid and successful deployment of Phone.com products.

  Key benefits of Phone.com's products and services for network operators include:

  . Opportunity to generate incremental revenue. Network operators can generate additional revenue by offering value-added Internet-based services. They can also charge for the increased data and voice airtime that such applications encourage. For example, users can access email messages via MyPhone and initiate voice calls to any phone number appearing in the message with the press of one button.

  . Ability to differentiate services and improve subscriber retention. Using
    Phone.com's products, network operators can improve their competitive position by offering new Internet-based services to wireless subscribers. By enabling wireless subscribers to store personal contact information in their networks, and to personalize the selection and presentation of Internet content, such as stock quotes, sports scores and news, network operators can enhance subscriber retention. Finally, network operators can offer unified offerings to wireline, wireless and ISP customers which enhances subscriber retention.

  . Opportunity to reduce operating costs. Phone.com's UP.Link Server Suite can also be used by network operators to reduce operating costs. For example, network operators' call centers are burdened by high rates of calls from subscribers inquiring about billing, service availability, usage and other service-related matters. Phone.com's software platform enables network operators to leverage standards-based Internet technology to allow subscribers to make certain of these inquiries using their wireless telephones without assistance by customer care representatives. By bypassing the call center infrastructure for certain of these activities, network operators can reduce their operating costs.

  . Ability to rapidly deploy a branded mobile Internet portal site. MyPhone is designed to allow network operators to rapidly deploy a customized and branded Internet portal to its wireless subscribers. Phone.com believes that by aggregating content and applications optimized for mobile users in a customized, branded portal service, network operators will be able to increase subscriber loyalty and generate new revenue opportunities. MyPhone's extensible architecture can facilitate new application development, allowing network operators to continue to deliver new and enhanced services to their subscribers.

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The Phone.com Strategy

  Phone.com's objective is to be the leading supplier to network operators of software, applications, and services that enable the convergence of the Internet, and mobile and wireline communications. Key elements of Phone.com's strategy include:

  . Focus on Providing Products and Services to Network Operators. Phone.com focuses on providing comprehensive solutions that enable network operators to deliver Internet-based services to their wireless and wireline subscribers. Phone.com's close working relationships with network operators provide it with a valuable understanding of its customers' technology and operations, which it intends to leverage to accelerate time to market of its products and identify new sales opportunities. In order to generate revenues from its products and related services, Phone.com utilizes direct and indirect sales channels. Its direct sales force focuses on selling products and consulting services and assists its indirect channel partners in selling its products and services. Phone.com's indirect sales channel partners currently include Alcatel, Itocho Techno-Science Corporation, Motorola, Nortel, Saritel, Sema Group, Siemens and Unisys. These partners are licensed to sell Phone.com's products and services to network operators primarily in international markets. Phone.com intends to add new partners to its indirect sales channel to serve customers in key markets.

  . Continue to Invest in our Technology. Network operators have stringent requirements for server software performance, scalability and reliability. Phone.com also expects that network operators will demand regular upgrades that include new functions and features. Consequently, Phone.com intends to continue to invest heavily in research and product development. Phone.com also intends to maintain its technology leadership by leveraging its role in prominent industry standard-setting organizations such as the WAP Forum and the World Wide Web Consortium.

  . Drive the Sale and Development of Internet-Based Communication
    Applications and Services. Network operators that offer Internet-based services by using Phone.com's UP.Link Server generally seek new value-added applications to offer to their subscribers. Phone.com currently offers the following MyPhone applications:

    . Unified Messaging, which delivers e-mail, voicemail, and fascimile to wireless and wireline telephones as well as to PC's,

    . Personal Information Manager, which provides a calendar, contacts function, and to-do list with synchronization capabilities,

    . Communication-centric Portal Framework, allowing our network operator customers to create their own private-branded communication portals leveraging third-party content relationships.

    Phone.com is continuously enhancing its existing products and developing new applications and services to provide additional functionality for network operators and their subscribers. Phone.com believes that the adoption of its MyPhone application suite by network operators will accelerate the adoption by subscribers of Internet-based services using their wireless telephones, as well as the development of new WAP-compatible information services and applications.


  . Propagate Widespread Use of UP.Browser in Mass-Market Wireless
    Telephones. Phone.com believes that increasing the number of wireless telephone manufacturers that incorporate UP.Browser into its mass-market wireless telephones enhances the attractiveness of its UP.Link server software to network operators. Therefore, in order to drive widespread adoption, Phone.com generally licenses UP.Browser to wireless telephone manufacturers, free of per-unit royalties. As of June 30, 2000, Phone.com had licensed UP.Browser to over 35 wireless telephone manufacturers. In addition, Phone.com estimates that total shipments of UP.Browser enabled phones exceeded 12 million units as of June 30, 2000.

  . Promote the Development of Internet-Based Services Over Mass-Market
    Wireless Telephones. To encourage the growth of its business, Phone.com actively encourages Internet content and application developers to create WML applications.


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Products and Services

  Products

  Phone.com's software products include:

  . UP.Link Server--a product that network operators can use to connect their subscribers' mass-market wireless telephones to Internet services,

  . Mobile Management Server--a product that network operators can use to provision subscribers in an operators network and to send voice and data parameters to the subscriber's mobile phone,

  . UP.Browser--a browser that is embedded in mass-market wireless devices and enables wireless subscribers to access Internet services and other data,

  . UP.SDK--a software development kit that Internet content providers and third-party developers use to create HDML and WML-compliant applications,

  .MyPhone Application Suite--a solution that enables a network operator to rapidly deploy branded and customized portals to their wireless subscribers and ISP customers, and

  . FoneSync--a Windows application enabling phone list management and data synchronization between contact management packages, Wireless Carrier Portals, Internet resources, mobile phones and personal digital assistants, or PDAs.


  UP.Link Server

  UP.Link Server is a software solution that enables network operators to offer Internet-based services to their wireless subscribers. UP.Link Server connects data-enabled wireless telephones to applications and content hosted by Web servers on the Internet or private intranets. UP.Link Server also provides network operators with subscriber provisioning and network management functions on a robust and scalable software platform. The UP.Link Server consists of the following components:

 Components                               Description
 ----------                               -----------
 Gateway        UP.Link Gateway provides the network-layer functions of the
                UP.Link Server, and connects Internet- and intranet-based
                services to wireless networks and wireless telephones. UP.Link
                Gateway connects the multiple protocols for wireless data
                communications to the open standards of the Internet, thereby enabling Web servers to recognize a wireless telephone as an
                Internet standards-compliant client.

 Administration The UP.Link administration component provides a Web-based administration control system to keep the network operator's
                Internet-based network components up and running, assess system status and provision new subscribers.

                The UP.Link Provisioning Application Programming Interface, or
                PAPI, enables integration of UP.Link with the network operator's existing customer care, help desk and billing systems.

 Services The services component provides an open application programming framework with interfaces that standardize the way that the services component interacts with applications. These services include:

                . Push Server--allows applications to push information to
                  wireless subscribers. For example, an e-mail application can use the Push Server to notify a wireless subscriber of new messages.

                . Fax Server--enables the forwarding of e-mail attachments and other data content to fascimile machines for printing.

                . Identity Server--maintains a subscriber profile that retains wireless subscribers' service settings and allows network operators to track their subscribers' service usage.

                . Content Translation Framework-translation from one content format or encoding to another

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

  Mobile Management Server

  The Mobile Management Server provides network operators with a solution for provisioning network elements. In addition, it provides a method for provisioning handset data and voice parameters over the air.

  UP.Browser

  The UP.Browser is a browser and messaging software product that is designed and optimized for mass-market wireless telephones and other wireless devices. It is also an enabler for other infrastructure-based products from Phone.com, such as over-the-air, or OTA, provisioning. A variety of third-party content is currently available for wireless telephones equipped with UP.Browser.

  Key features of UP.Browser include:

 Features                              Description
 --------                              -----------
 Browsing UP.Browser displays WML-designed pages from any Web or intranet site.
          In addition, UP.Browser supports pen-based input and integrates with a number of third-party input technologies.

 Alerts UP.Browser notifies subscribers with a visual or audible indication when a Web page or other data has been proactively "pushed" to their wireless telephones. Examples include Web-based content such as stock quotes, traffic alerts and flight information.

 Security UP.Browser employs the same encryption technology used by many commercial Web sites. Consequently, interactions between the wireless telephone and a Web site can be authenticated and encrypted.

  UP.SDK

  Phone.com's software development kit, known as UP.SDK, provides tools and documentation for Internet content providers and developers to create and maintain HDML and WML-based Internet services. UP.SDK consists of the following components:

  . The UP.Simulator, a Windows-based application that simulates the behavior of UP.Browser-equipped wireless telephones, allowing developers to more easily test HDML and WML services.

  . Specialized functions and libraries that simplify the process of generating HDML and WML applications.

  . Tools for establishing secure communications between HDML and WML applications and UP.Link servers.

  . Sample HDML and WML files and application source code.

  . Customized configurations allowing the UP.SDK browser simulator to mimic the look and feel of multiple handsets.

  MyPhone Application Suite

  The MyPhone application suite enables a network operator to rapidly deploy branded and customized portals for their wireless subscribers and ISP customers. Phone.com's product provides a portal framework and a collection of applications, to which the carrier may add additional applications of their choice. Subscribers can access MyPhone through a variety of interfaces, including a PC Web browser, WAP-enabled wireless phone or wireline telephone. The core features of MyPhone address mobile communications and portal infrastructure requirements, including:

  . Portal framework platform--application infrastructure enabling the integration of Internet-access devices with a variety of applications and services, as well as branding, subscriber management and other services necessary for a comprehensive portal solution.

  . Homepage--a personalized homepage, allowing each user to customize their PC and phone browser experience.

  . Directory services--enabling the network operator to promote services to their user base.

  . Unified Messaging--an Internet-based unified messaging application and service offering, with integrated voicemail, e-mail and fascimile.

  . Personal Information Manager--a PIM managing customer contact lists, calendar and other personal information.

  FoneSync

  FoneSync is a Windows application enabling phone list management and synchronization between leading contact management packages, Wireless Carrier Portals, Internet resources, mobile phones and personal digital assistants, or PDAs. Synchronization allows users to keep all names and numbers, calendar appointments and to-do lists current no matter where changes are made by creating a backup of key data and providing a mechanism for migrating to new handsets. Key features include:

Features                                         Description
--------                                         -----------
One Button Multi-point         Click one button and FoneSync will synchronize
Synchronization..............  all connected devices.

Support for Multiple Device    Desktop PIMs, Internet PIMs, or iPIMs, standard
Types........................  mobile phone handsets, feature phones, PDAs.

Personalization of             FoneSync has built-in drag and drop capability,
Information..................  the user simply highlights the contact information he or she wants, then clicks and
                               drags the information onto the mobile device,
                               giving control to how contact lists are updated.
                               Information is automatically formatted to a form
                               suitable for the specific device.

Intelligent Number Handling..  FoneSync's number handling technology automatically amends and formats country and international codes appropriately for the location from which the user is dialing.

  Services

  Phone.com provides maintenance and engineering support services to wireless telephone manufacturers who have ported its UP.Browser to their telephones. In addition, Phone.com provides consulting services to wireless network operators who have licensed its mobile Internet platform software and engage Phone.com to perform integration services relating to the commercial launches of its technology. Phone.com also offers certain components of MyPhone as a hosted service.

New Products and Services under Development

  UP.Browser

  Phone.com is continuously enhancing its existing products to provide additional functionality for wireless telephone manufacturers. As Phone.com continues to upgrade UP.Browser, UP.Browser software will be expanded to include additional support for the server-based applications described elsewhere in this section, including Instant Messaging, or IM, over-the-air synchronization, or AirServer, and the Mobile Location Server, or MLS. Additionally, other new features in development include:

  . Upgrade of browser to support updated mark-up language as well as improved security through support of Server Certificates and the Wireless Identity Module, or WIM.

  . Improved graphical user interface for use on devices with high quality displays.

  . In May 2000, Phone.com announced a collaborative effort with Conversa to integrate device-based voice recognition technology with the UP.Browser software.

  Over-the-Air Synchronization

  Phone.com is developing over-the-air synchronization, or Airserver, technology for deployment by wireless carriers. Using this technology, customers will be able to synchronize personal information such as names, numbers and calendar information "over-the-air" to their enabled devices running an enhanced version of the Phone.com browser.

  Mobile Location Server

  In July 2000, Phone.com announced the availability of the Mobile Location Server, or MLS. The MLS serves as the Internet interface to locate information provided by the wireless network. This server will provide Internet and Web applications with the ability to determine the location of a wireless phone, thereby enabling an entirely new class of location-enabled applications. This server will allow network operators to add or change location technologies as needed without affecting the development of their portfolio of content and application services.

  Instant Messaging

  Phone.com believes that mobile communication products are of high value to network operators, and is developing enhancements to the MyPhone platform in the area of instant messaging. Phone.com intends to optimize the instant messaging for deployment by network operators and design it to interoperate with existing third-party IM solutions. The instant messaging solution is expected to include text-based messaging, presence and buddy list management, and will be fully integrated with the unified messaging solution.

  Third-Generation Networks

  Third-generation, or 3G, networks are being planned and deployed by major wireless network operators. All of these networks support Internet Protocol, or IP, as a data transport protocol. Currently, all of Phone.com's products support IP transport and are expected to continue to function correctly on 3G networks. Phone.com is engaged in ongoing testing of its products to ensure that they will fully support 3G deployments in the future.

Customers

  Network Operators

  Phone.com sells software products to network operators worldwide to enable them to offer a variety of wireless Internet services to their subscribers. As of June 30, 2000, 77 network operators have licensed our software and have commenced or announced commercial service or are in market or laboratory trials.

  Phone.com also provides its network operator customers with consulting services that enable them to rapidly adopt Phone.com's technology and bring wireless Internet-based services to market. Phone.com's consulting services focus on those areas where its products interface with the network operators' internal systems such as billing, provisioning and customer care. Phone.com also provides its network operator customers with assistance in choosing the appropriate content and applications for their subscribers.

  Phone.com's agreements with network operators provide these customers with non-exclusive licenses to use its mobile Internet platform software in connection with providing Internet-based services to their subscribers. There are two pricing models under which Phone.com sells its products. Pricing and payment terms for licenses are negotiated with each network operator based on subscriber count or transaction capacity. Under the first pricing model, licenses can be purchased on an as-deployed basis or on a prepaid basis. Under the second pricing model, each operator pays Phone.com a recurring fee either on a monthly or a quarterly basis based on the active number of subscribers such operator has for that period. While these agreements do not provide for a right of return, Phone.com typically provides for a three-month warranty, limited indemnification against intellectual property infringement claims and a source code escrow. In addition, Phone.com typically provides fee-based maintenance and support services to its customers, under which they receive error corrections and remote support. They can also elect to receive new releases of Phone.com's products for an additional fee.

  Wireless Telephone Manufacturers

  Phone.com licenses its UP.Browser software to wireless telephone manufacturers, who embed UP.Browser into their products. In order to encourage these manufacturers to include UP.Browser in their wireless telephone models, generally no per-unit royalty is charged. In addition, Phone.com provides engineering and support services to accelerate the introduction of new wireless telephone models that contain UP.Browser. These services are provided to manufacturers on an annual flat-fee basis per digital wireless telephony standard.

  As of June 30, 2000, 35 wireless telephone manufacturers have licensed UP.Browser, and the UP.Browser software has been ported to approximately 80 phone models. In addition, Phone.com is currently providing engineering support services in connection with integration projects for over 150 phone models.

  Phone.com's agreements with wireless telephone manufacturers generally provide these customers with a non-exclusive, royalty-free license to include UP.Browser in the wireless telephones that they sell. These agreements typically provide for a 90-day warranty, indemnification against intellectual property infringement claims and a source code escrow. In addition, customers can elect to receive varying levels of maintenance and support services for a fee.

Research and Product Development

  Phone.com continues to enhance the features and performance of its existing products. In addition, Phone.com is continuing to develop new products to meet its customers' expectations of ongoing innovation and enhancement within its product family.

  Phone.com's ability to meet its customer's expectation of innovation and enhancement depends on a number of factors, including its ability to identify and respond to emerging technological trends in its target markets, develop and maintain competitive products, enhance its existing products by adding features and functionality that differentiate them from those of its competitors and bring products to market on a timely basis and at competitive prices. Consequently, Phone.com has made, and it intends to continue to make, significant investments in research and product development. Phone.com's research and development expenses were $5.7 million, $13.1 million and $38.0 million for the years ended June 30, 1998, 1999 and 2000, respectively. As of June 30, 2000, Phone.com had 432 employees engaged in research and product development activities. Phone.com is recruiting additional skilled engineers for research and product development, and its business could be adversely affected if it is unable to hire these engineers on a timely basis.

Technology

  Technology and technology innovation are core elements of Phone.com's value. Phone.com's technology has contributed significantly to the emergence of the mobile Web as a viable and robust platform, and to innovative products such as Internet-based unified messaging. Phone.com has also contributed to the development of open standards for the delivery of wireless Internet-based services to mass-market wireless telephones and to providing network operators and wireless telephone manufacturers with software solutions that are robust and scalable, and take into account the specific characteristics of wireless telephony networks and telephones.

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

  The following sections discuss standards domains that have a notable impact on Phone.com's products.

  Wireless Application Protocol

  Phone.com co-founded the WAP Forum in 1997, and published open standards-based technical specifications for application and content development, as well as product interoperability based on Internet technology and standards. Leading network operators, telecommunications device and equipment manufacturers, software and content companies worldwide have joined the WAP Forum, which has grown to over 525 members as of July 2000. Wireless carriers have continued to express strong demand for WAP-based technologies and to view WAP as a central organization for standardizing wireless Internet technologies.

  In order to implement interoperability with Internet-based content, the WAP specifications use the open standards-based Internet model of interaction, in which content and applications reside on Web servers that are physically distributed, and requests for the data on these servers are sent via open-standard Internet addresses, commonly known as URLs.

  On standard Internet Web servers, content typically resides in databases, but is provided to users via a number of content formats, including HTML and Java. WML and WML Script function as standard content formats, so Internet content providers can add WML and WML Script access to their servers without having to change the underlying data. WML and WML Script applications deliver content in a format that is optimized for wireless telephone interfaces.

  CDMA Developer Group

  Phone.com has participated actively in the CDMA Developer Group, or CDG, towards the development of a standard model for over-the-air, or OTA, provisioning and OTA management of wireless devices. This work is based upon the Mobile Management Command, or MMC, protocol, developed as part of the MMS product. MMC allows a network server and wireless device to send and receive defined provisioning and management information.

  World Wide Web Consortium

  Phone.com has also been very active in the World Wide Web Consortium, or W3C, and in particular in the development of future standards in the areas of the mobile Web. Phone.com's products have substantial dependencies on W3C technology, including XML, HTML, HTTP, P3P and the overall WWW architecture. Phone.com is working to ensure that future developments in the W3C are fully enabled for wireless and mobile devices, and that it has substantive insight into the motivation and design of these new technologies.

  UP.Link Technology

  Phone.com's UP.Link Server Suite is designed to be modular, expandable, flexible, scalable and reliable. Using an architecture based on scalable, object-oriented technology, the UP.Link Server Suite typically runs on a large, distributed set of servers. The UP.Link Server Suite is designed to meet the stringent performance, scalability and reliability requirements of network operators.

  UP.Browser Technology

  Phone.com's UP.Browser software is designed for embedding in limited function devices, such as wireless telephones and has minimum hardware resource requirements. The UP.Browser supports a wide variety of Web content, including markup languages (e.g., HDML, WML), scripting languages (WMLScript), and image formats (WBMP). In addition, the scripting engine in later versions of UP.Browser allows for the creation of more interactive Web pages by providing developers with additional functionality.

  MyPhone Technology

  The MyPhone products are designed for carrier-grade deployment, including high reliability and scalability. MyPhone provides a suite of advanced communication and portal services, running on a network of servers. MyPhone is typically deployed on Unix servers. MyPhone components are all based upon a common set of infrastructure, enabling quick and easy customization and branding during deployment. This enables the deployment of MyPhone to be optimized for the market and business needs of a network operator.

  The MyPhone technology is built upon a three-tier platform, and supports WAP and HDML browsers. This platform is comprised of HTTP application servers primarily providing user interface, application logic and session state caching, and scalable data storage. Communication between these tiers is accomplished with a high-speed remote procedure call, or RPC, environment, supporting a high degree of scalability and replication for increased reliability. Access to the MyPhone front-end servers is directly from a browser.

  FoneSync Essentials Technology

  FoneSync uses a powerful component-based architecture that enables easy upgradeability and extensibility. FoneSync is designed to operate on the Microsoft Windows platform, enabling the wireless phone user to synchronize directly with his personal contact database. The components are true 32-bit Windows modules, exposing a Component Object Model, or COM, interface for maximum flexibility and re-usability. All components are optimized for delivery via the Internet.

Sales and Marketing

  Phone.com sells its products through both a direct sales force and third-party resellers, currently Alcatel, Itochu Techno-Science Corporation, Sema Group, Siemens, Nortel, Unisys and Motorola. As of June 30, 2000, Phone.com had 203 persons in sales and marketing serving the United States market, and 103 persons in sales and marketing outside the United States. Phone.com plans to significantly expand this group over the next 12 months. In addition, Phone.com's international offices include London, Newbury, Belfast, Paris, Madrid, Rome, Copenhagen, Mexico City, Hong Kong, Seoul and Tokyo. Phone.com's direct sales force focuses on selling products and consulting services and assists its indirect channel partners in selling its products and services. International sales of products and services accounted for 48%, 68% and 73% of Phone.com's total revenues for the years ended June 30, 1998, 1999 and 2000, respectively. Phone.com expects international revenues to continue to account for a significant portion of its revenues. Phone.com's international sales strategy is to sell directly to large carriers and partner with leading distributors and systems integrators that have strong industry backgrounds and market presence in their respective markets and geographic regions.

  Phone.com believes that customer service and ongoing technical support is an essential part of the sales process in the wireless communications industry. In order to provide high levels of customer service, senior management and assigned account managers play a role in ongoing account management and relationships. Phone.com believes these customer relationships enable it to improve customer satisfaction and develop products to meet specific customer needs. Phone.com's agreements with its network operator customers provide for support 24 hours per day and seven days per week.

  Phone.com actively recruits content and application developers to its platform and provides to them free of charge its software developer's kit, UP.SDK. Phone.com also provides them with free membership in its Developer Program, free e-mail-based support and the opportunity to participate in its Alliances Program. As of July 2000, approximately 110,000 registered developers in Phone.com's Developer Program have downloaded UP.SDK, including:

     . Amazon.com                           .Lotus
     . biztravel.com                        .Mapquest.com
     . BroadVision                          .NewsAlert
     . CableData                            .Reuters
     . Fidelity                             .Siebel Systems
     . ESPN Sports                          .SmartServOnline
     . Data Broadcasting Corporation        .Sportsfeed.com
     . eDispatch.com                        .StockTips
     . Ameritrade                           .DLJ Direct
     . Internet Travel Network              .The Weather Channel
     . KLELine                              .Webraska Mobile Technologies
     . Lightbridge                          .Ticketmaster/CitySearch

  Phone.com's Alliances Program is comprised of a select group of our content and application developers. Phone.com screens applications to its Alliances Program based on the availability and quality of the content or applications produced by the partner. Phone.com performs joint marketing activities with the partner, as well as provides introductions between its wireless network operators and its Alliances Program members.

Competition

  The market for Phone.com's products and services continues to be competitive. The widespread adoption of open industry standards such as the WAP specifications may make it easier for new market entrants and existing competitors to introduce products that compete with Phone.com's software products. In addition, a number of Phone.com's competitors, including Nokia, have announced or are expected to announce enhanced features and functionality as proprietary extensions to the WAP protocol. Furthermore, some of Phone.com's competitors have introduced or may introduce services based on proprietary wireless protocols that are not compliant with the WAP specifications.

  Phone.com expects that it will compete primarily on the basis of price, time-to-market, functionality, quality and breadth of product and service offerings. Phone.com's current and potential competitors include the following:

  . Wireless equipment manufacturers, such as Ericsson and Nokia, which are developing and marketing competitive server, browser and application software products. These companies already sell billions of dollars worth of wireless telephones and other telecommunications products to network operators which are Phone.com's existing and potential customers.

  . Microsoft, which has produced a wireless a version of its Mobile Explorer microbrowser to run on wireless handheld devices, including wireless telephones. This system is currently featured on handsets being marketed in the United Kingdom by Sony.

  . Software companies, such as Oracle Corporation, which is marketing portal platform software that is compliant with the specifications promulgated by the WAP Forum. Oracle has additionally launched a separate Oracle Mobile division which supplies consumers with mobile information services.

  . NTT DoCoMo, a customer of Phone.com through an agreement with its MID subsidiary, is pursuing a strategy to become a global wireless carrier. As part of this strategy, NTT DoCoMo, may seek to offer or sublicense its iMode service to other wireless service providers in a manner that would be competitive with the wireless Internet service offerings of Phone.com's customers.

  With the expansion of Phone.com's MyPhone application suite to include such services as unified messaging, electronic messaging, personal information management software solutions and other advanced communications applications, Phone.com faces additional competitors. These competitors are varied as they individually touch various aspects of Phone.com's offerings. Competitors may include telecommunications messaging providers such as Comverse.

  Many of Phone.com's existing competitors as well as potential competitors have substantially greater financial, technical, marketing and distribution resources than it does. Several of these companies also have greater name recognition and better established relationships with Phone.com's target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than Phone.com can. Phone.com may face increasing price pressure from its network operator customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively. Finally, existing and potential competitors may develop enhancements to, or future generations of, competitive products that will have better performance features than Phone.com's products.

Intellectual Property Rights

  Phone.com's performance depends significantly on its ability to protect its proprietary rights to the technologies used in its products. If Phone.com is not adequately protected, its competitors could use the intellectual property that Phone.com has developed to enhance their products and services, which could harm Phone.com's business. As of June 30, 2000, Phone.com had four issued United States patents. It also had six other United States patent applications containing allowed claims, and 79 pending United States patent applications. Phone.com has also filed corresponding foreign patent applications for approximately 50 of these United States patents and applications. In addition, Phone.com relies on a combination of copyright, trademark, trade secret laws, confidentiality provisions and other contractual provisions to protect its proprietary rights, but these legal means afford only limited protection. Despite any measures taken to protect its intellectual property, unauthorized parties may attempt to copy aspects of its products or to obtain and use information which it regards as proprietary. In addition, the laws of some foreign countries may not protect Phone.com's proprietary rights as fully as do the laws of the United States. Thus, the measures that Phone.com is taking to protect its proprietary rights in the United States and abroad may not be adequate. Finally, Phone.com's competitors may independently develop similar technologies.

  The telecommunications and Internet software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into Phone.com's market increases, the possibility of an infringement claim against Phone.com grows. For example, Phone.com may be inadvertently infringing a patent of which it is unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which Phone.com is unaware, and which Phone.com may be accused of infringing when it issues in the future. To address any patent infringement claims, Phone.com may have to enter into royalty or licensing agreements on disadvantageous commercial terms. Phone.com may also have to incur significant legal expenses to ascertain the risk of infringing a patent and the likelihood of that patent being valid. A successful claim of patent infringement against Phone.com, and its failure to license the infringed or similar technology, would harm Phone.com's business. In addition, any infringement claims, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management attention from administering Phone.com's core business.

  Phone.com relies on a license of encryption technology from RSA Data Security, Inc. The license from RSA is perpetual unless terminated by either party as the result of a material breach or insolvency or, at Phone.com's election, for convenience.

  As a member of several groups involved in setting standards for the industry, the WAP Forum, for example, Phone.com has agreed to license its intellectual property to other members of those groups on fair and reasonable terms to the extent that the intellectual property is essential to implementing the specifications promulgated by those groups. Each other member of the groups has entered into a reciprocal agreement.

Employees

  As of June 30, 2000, Phone.com had a total of 875 employees. None of Phone.com's employees is covered by any collective bargaining agreements. Phone.com believes that its relations with its employees are good.

Properties

  Phone.com's principal offices are located in Redwood City, California in four buildings aggregating 115,000 square feet under leases expiring in March and May of 2005. Phone.com has renewal options on two buildings for another five-year term. Phone.com's Belfast, Ireland office totals 20,000 square feet under a lease which expires in July 2014, with an option to terminate in 2009. Phone.com also leases space for our offices in London, Newbury, Copenhagen, Paris, Madrid, Rome, Mexico City, Hong Kong, Seoul and Tokyo.

  In March 2000, Phone.com entered into a lease for approximately 280,000 square feet of office space in Redwood City, California, that is under construction and is expected to be completed in the year 2001. The lease is for a period of twelve years from the commencement date of the lease and has two five-year renewal options.

Legal Proceedings

  In April 2000, Phone.com filed a lawsuit against Geoworks Corporation in the U.S. District Court in San Francisco California, alleging and seeking a court order declaring that U.S. Patent No. 5,327,529, assigned to Geoworks is not infringed by Phone.com and that the patent is also invalid and unenforceable. Phone.com took this action in response to Geoworks attempt to require industry participants to obtain licenses under the Geoworks patent. On June 15, 2000, Geoworks filed an answer to Phone.com's complaint and asserted a counterclaim against Phone.com alleging that it infringes the patent and seeking various forms of relief. On September 8, 2000, Geoworks filed a complaint with the International Trade Commission requesting that the commission commence an investigation pursuant to section 337 of the Tariff Act of 1930, based on the importation by Phone.com and Sanyo of WAP compatible devices. Geoworks seeks to have the commission prohibit the importation of these WAP compatible devices based on Geoworks' allegation that they infringe U.S. Patent No. 5,327,529. Phone.com denies Geoworks' allegations and while it intends to pursue its position vigorously, the outcome of any litigation is uncertain, and Phone.com may not prevail. Additionally, Phone.com may incur substantial expenses in defending against these claims. Should Phone.com be found to infringe the Geoworks patent, it may be liable for potential monetary damages, and could be required to obtain a license from Geoworks. If Phone.com is unable to obtain a license on commercially reasonable terms, it may not be able to proceed with development and sale of some of its products.

                       PHONE.COM'S MANAGEMENT DISCUSSION
                    AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

  Phone.com was incorporated in December 1994 and, from inception until June 1996, its operations consisted primarily of various start-up activities, including development of technologies central to its business, recruiting personnel and raising capital. In 1995, Phone.com developed its initial technology, which enables the delivery of Internet-based services to wireless telephones. In 1996, Phone.com introduced and deployed its first products based on this technology. Phone.com first recognized license revenues in August 1996, and generated license revenues of approximately $522,000, $5.2 million and $43.7 million for the fiscal years ended June 30, 1998, 1999 and 2000, respectively. Phone.com incurred net losses of approximately $10.6 million, $20.8 million and $265.1 million for the fiscal years ended June 30, 1998, 1999 and 2000, respectively. Excluding amortization of goodwill and other intangibles, deferred stock compensation and charges for in-process research and development, Phone.com incurred net losses of approximately $10.5 million, $19.8 million and $22.8 million for the fiscal years ended June 30, 1998, 1999 and 2000, respectively. As of June 30, 2000, Phone.com had an accumulated deficit of approximately $307.1 million.

  To provide a worldwide standard for the delivery of Internet-based services over mass-market wireless telephones, Phone.com co-founded the WAP Forum in 1997. In February 1998, the WAP Forum published technical specifications for application development and product interoperability based substantially on Phone.com's technology and on Internet standards. Leading network operators, telecommunications device and equipment manufacturers and software companies worldwide have sanctioned the specifications promulgated by the WAP Forum. In addition to the standard-setting process developed by the WAP Forum, Phone.com is also currently involved in development of a standard model for over-the-air provisioning and management of wireless devices through the CDG and also with the W3C for the development of future standards in the mobile web. Phone.com anticipates that the standards developed through these initiatives will continue to increase the acceptance of Internet-based services over wireless telephones.

  Phone.com generates revenues from licenses, maintenance and support services and consulting services. Phone.com receives license revenues from licensing its software platform directly to network operators and indirectly through value-added resellers. Currently, Phone.com's software platform consists of the UP.Link Server, the Mobile Management Server and the MyPhone application suite. As of June 30, 2000, 77 network operators have licensed Phone.com's software and have commenced or announced commercial service or are in market or laboratory trials. Those customers serve over 240 million voice subscribers. Maintenance and support services revenues are from engineering and support services provided to wireless telephone manufacturers and wireless network operators. Consulting services revenues are derived from consulting services provided to network operator customers either directly by Phone.com or indirectly through resellers.

  Phone.com's future success depends on its ability to increase revenues from sales of products and services to new and existing network operator customers. If the market for Internet-based services via wireless telephones fails to develop or develops more slowly than expected, then Phone.com's business would be materially and adversely affected. In addition, because there is a relatively small number of network operators worldwide, any failure to sell Phone.com's products to network operator customers successfully could result in a shortfall in revenues that could not be readily offset by other revenue sources.

  Phone.com's business strategy also relies to a significant extent on the widespread propagation of UP.Browser-enabled telephones through its relationships with network operators and wireless telephone manufacturers. In order to encourage adoption of UP.Browser-enabled wireless telephones, Phone.com generally licenses its UP.Browser software to wireless telephone manufacturers free of per-unit royalties and other license fees and provide maintenance and support services for an annual flat fee. As of June 30, 2000, Phone.com had licensed UP.Browser to 35 wireless telephone manufacturers.

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  Effective July 1, 1998, Phone.com adopted SOP 97-2, Software Revenue
Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

  Phone.com licenses its UP.Link Server Suite and related server-based software products to network operators through its direct sales force and indirectly through its channel partners. Phone.com's license agreements do not provide for a right of return. Allowances for future estimated warranty costs are provided at the time revenue is recognized. Licenses can be purchased under a perpetual license model either on an as-deployed or on a prepaid basis, or alternatively, under a monthly or quarterly time-based license model under which no perpetual license is acquired. For licenses purchased on an as-deployed basis, license revenue is generally recognized quarterly as subscribers are activated to use the services that are based on Phone.com's UP.Link Server Suite and related server-based software products. For licenses purchased on a prepaid basis, prepaid license fees are recognized ratably over the period that maintenance and support services are expected to be provided unless Phone.com committed to provide the customer with future unspecified products under a subscription arrangement. Under a subscription arrangement, prepaid license fees are recognized ratably over the contractual term of the prepaid arrangement (i.e., the date the prepaid licenses expire if not used), generally 12 to 30 months, commencing at the beginning of the month delivery and acceptance occur by the network operator. Phone.com recognizes revenues from its other prepaid licenses, including the related maintenance and support services provided to network operators, ratably over the lesser of the estimated life of the software or the contractual term of the arrangement, generally 12 to 30 months, commencing at the beginning of the month delivery and acceptance occur by the network operator. For customers that license Phone.com's products under the time-based license model, revenues are recognized over the respective period based on the number of the customer's subscribers using the services that are based on Phone.com's products. Revenues from consulting services provided to network operators are recognized as the services are performed.

  Phone.com recognizes revenues from UP.Browser agreements with wireless telephone manufacturers ratably over the period during which the services are performed, generally one year. Phone.com provides its wireless telephone manufacturer customers with support associated with their efforts to port its UP.Browser software to their wireless telephones, software error corrections, and new releases as they become commercially available.

  Deferred revenue increased from $36.8 million as of June 30, 1999 to $77.3 million as of June 30, 2000. Deferred revenue as of June 30, 2000, was comprised of $72.9 million in prepaid fees charged to wireless network operators and $4.4 million in prepaid maintenance and other service fees charged to wireless telephone manufacturers. Despite the year over year increase in deferred revenue, Phone.com expects that deferred revenue will decline in the long term as network operators deploy services based on its products. Deferred revenues relating to prepayments by wireless network operators as of June 30, 2000, in the amount of approximately $68.8 million will be recognized over the next fifteen months. The remainder of deferred revenues relating to wireless network operators will generally be recognized over the next 12 to 30 months.

  Phone.com expects that its gross profit on revenues derived from sales through indirect channel partners will be less than the gross profit on revenues from direct sales. Phone.com's success, in particular in international markets, depends in part on its ability to increase sales of its products and services through value-added resellers and to expand its indirect distribution channels. In addition, Phone.com's agreements with its distribution partners generally do not restrict the sale of products that are competitive with its products and services, and each of Phone.com's partners can cease marketing Phone.com's products and services at their option.

  International sales of products and services accounted for 48%, 68% and 73% of Phone.com's total revenues in the years ended June 30, 1998, 1999 and 2000, respectively. Phone.com expects international sales to continue to account for a significant portion of its revenues, although the percentage of Phone.com's total revenues derived from international sales may vary. In particular, a number of manufacturers have delayed commercial release of WAP-compliant wireless telephones, particularly affecting European and other markets based on the GSM standard. Risks inherent in Phone.com's international business activities, include:

  . failure by Phone.com and/or third parties to develop localized content and applications that are used with its products;

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  . costs of localizing Phone.com's products for foreign markets;

  . difficulties in staffing and managing foreign operations;

  . longer accounts receivable collection time;

  . political and economic instability;

  . fluctuations in foreign currency exchange rates;

  . protection of intellectual property rights in some foreign countries;

  . contractual provisions governed by foreign laws;

  . export restrictions on encryption and other technologies;

  . potentially adverse tax consequences; and

  . the burden of complying with complex and changing regulatory requirements.

  Since early 1997, Phone.com has invested substantially in research and development, marketing, domestic and international sales channels, professional services and its general and administrative infrastructure. These investments have significantly increased Phone.com's operating expenses, contributing to net losses in each fiscal quarter since its inception. Phone.com's limited operating history makes it difficult to forecast future operating results. Although Phone.com's revenues have grown in recent quarters, its revenues may not increase at a rate sufficient to achieve and maintain profitability, if at all. Phone.com anticipates that its operating expenses will increase substantially in absolute dollars for the foreseeable future as it expands its product development, sales and marketing, professional services and administrative staff. Even if Phone.com was to achieve profitability in any period, it may not sustain or increase profitability on a quarterly or annual basis.

  Acquisitions

  On October 26, 1999, Phone.com completed its acquisition of APiON Telecoms Limited, or APiON, a company based in Belfast, Northern Ireland, in exchange for 2,393,026 shares of its common stock. In addition, Phone.com also agreed to issue cash and common stock with an aggregate value of up to approximately $14.1 million to current and former employees of APiON. APiON was a provider of WAP software products to GSM network operators in Europe and had expertise in GSM Intelligent Networks, wireless data and WAP technology. Former employees of APiON received consideration totaling approximately $2.2 million in cash with the remaining $4.3 million payable in common stock of Phone.com on the one-year anniversary of the closing of the acquisition of APiON subject to forfeiture upon the occurrence of certain events. Current employees of APiON received approximately $2.5 million in cash with the remaining $5.1 million payable in common stock of Phone.com on each of the first two anniversaries of the closing of the acquisition of APiON contingent upon continued employment. The actual number of Phone.com shares to be issued to the then current and former employees of APiON will depend upon the fair value of Phone.com common stock on the distribution date. The total purchase price for the transaction including direct acquisition costs was approximately $246.8 million.

  Common stock issued to former shareholders and cash paid to current and former employees of APiON at the closing of the acquisition was included in the purchase price. Contingent common stock issuable in the future to former employees of APiON has been treated as contingent consideration. The common stock that is issued to the former employees of APiON upon the satisfaction of certain future events will be added to goodwill and amortized over the remaining useful life, which may increase Phone.com's losses in future periods. Common stock issuable in the future to current employees of APiON has been recorded as deferred stock-based compensation.

  Phone.com accounted for the acquisition of APiON as a purchase with APiON's results of operations included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $244.5 million, with $242.5 million attributable to goodwill, $1.7 million attributable to assembled workforce, $170,000 attributable to developed technology and $110,000 attributable to

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in-process research and development. These assets are being amortized on a straight-line basis over a period of three years with the exception of the in-process research and development, which was expensed on the acquisition date. In connection with the acquisition, Phone.com recorded deferred stock-based compensation in the amount of approximately $5.1 million, to be amortized over a two-year period.

  On October 27, 1999, Phone.com acquired substantially all of the assets of Angelica Wireless ApS, or Angelica, including all software technology, intellectual property and certain customer agreements, and excluding the assumption of liabilities. Angelica is a developer of WAP software products complementary to Phone.com's MyPhone mobile Internet portal software. Total consideration paid, including direct acquisition costs, was approximately $2.0 million. In addition, Phone.com also agreed to issue approximately 16,000 shares of its common stock to employees of Angelica with an aggregate value of approximately $1.7 million, subject to certain forfeiture conditions dependent on continued employment. Phone.com accounted for the acquisition as a purchase with Angelica's results of operations included from the acquisition date. Approximately $2.0 million was allocated to goodwill, which is being amortized on a straight line basis over a period of three years. In addition, Phone.com recorded deferred stock-based compensation in the amount of approximately $1.7 million, which is being amortized on an accelerated basis over the vesting period of 36 months.

  On February 8, 2000, Phone.com acquired all of the outstanding common and redeemable convertible preferred stock of AtMotion, Inc., or AtMotion, in exchange for 2,280,287 shares of its common stock. Phone.com also assumed all of the outstanding options and warrants of AtMotion. AtMotion is a provider of Voice Portal technology. Total consideration paid was approximately $287.2 million. The acquisition was accounted for as a purchase with AtMotion's results of operations included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $286.1 million, with $242.9 million attributable to goodwill, $655,000 attributable to assembled workforce and $42.5 million attributable to developed technology. These assets are being amortized on a straight-line basis over a period of three years. Phone.com expects to incur significant additional expenses in developing, integrating and commercializing the acquired technology, as well as sales and marketing and research and development expenses. Phone.com expects to incur these costs and expenses in advance of generating revenues and cannot be certain that its business model for the incorporation of the AtMotion technology will result in significant revenues or profitability.

  On March 4, 2000, Phone.com acquired all of the outstanding common and convertible preferred stock of Paragon Software (Holdings) Limited, or Paragon, a company incorporated in England and Wales, in exchange for 3,051,016 shares of its common stock. Phone.com also assumed all of the outstanding options of Paragon. Paragon is a provider of synchronization technology allowing PC-based personal information to be easily transferred to mobile devices. Phone.com plans to extend the Paragon technology to WAP-based over-the-air synchronization to meet phone users' needs for simpler synchronization of information between the mobile phone, PC applications, and Internet information services, whether or not the phone users are on-line. Total consideration paid was approximately $453.7 million in common stock of Phone.com in addition to a cash payment of $3.6 million. Additional cash payments of approximately $3.9 million will be allocated among certain employees of Paragon within one year of the acquisition. There were also transaction costs in connection with the purchase of approximately $11.6 million. The acquisition was accounted for as a purchase with Paragon's results of operations included from the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $483.7 million, with $455.1 million attributable to goodwill, $980,000 attributable to assembled workforce, $7.2 million attributable to developed technology, $2.3 million attributable to non-compete agreements and $18.1 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the in-process research and development, which was expensed on the acquisition date. In addition, Phone.com expects to incur significant additional expenses in developing, integrating and commercializing the acquired technology, as well as sales and marketing and research and development expenses. Phone.com expects to incur these costs and expenses in advance of generating revenues and cannot be certain that its business model for the incorporation of the Paragon technology will result in significant revenues or profitability. On August 11,

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2000, the Company accelerated a cash payment of $17.0 million to a former shareholder of Paragon that was originally due one year from the original purchase date of March 4, 2000. The payment was accelerated in conjunction with the former shareholder's separation from Phone.com.

  On April 14, 2000, Phone.com acquired all of the outstanding common and preferred stock of Onebox.com, Inc., or Onebox, a wireless communications application service provider offering users unified e-mail, voicemail and fascimile, in exchange for 6,207,865 shares of Phone.com common stock. Phone.com also assumed all of the outstanding options of Onebox, which is based in San Mateo, California. Total consideration paid was approximately $814.7 million including estimated transaction costs of approximately $16.8 million. The acquisition was accounted for as a purchase with Onebox's results of operations included from the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $814.1 million, with $789.7 million attributable to goodwill, $590,000 attributable to assembled workforce, $14.7 million attributable to developed technology, $4.8 million attributable to non-compete agreements and $4.3 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the amount recorded for in-process research and development, which was expensed on the acquisition date. In addition, while the technology that it acquired as a result of Phone.com's Onebox acquisition now forms a part of its MyPhone application suite, Phone.com expects to continue to incur significant sales and marketing expenses in advance of generating significant revenues and cannot be assured that the incorporation of the Onebox technology will result in significant revenues or profitability.

  On May 4, 2000, Phone.com acquired all of the outstanding common stock of Velos 2 S.r.l., or Velos, a company based in Milan, Italy, in exchange for 8,134 shares of Phone.com common stock valued at approximately $579,000 plus a cash payment and direct transaction costs totaling approximately $350,000. The acquisition was accounted for as a purchase with Velos' results of operations included from the date of acquisition. Approximately $929,000 was allocated to goodwill, which is being amortized on a straight-line basis over a period of three years. In addition, Phone.com issued an additional 9,866 shares of its common stock contingent on future employment, which resulted in deferred stock-based compensation in the amount of approximately $1.2 million, to be amortized over a three-year period.

  On June 14, 2000, Phone.com acquired all of the outstanding common stock of MyAble, Inc., or MyAble, a company based in Palo Alto, California, in exchange for 193,873 shares of Phone.com common stock. Phone.com also assumed all of the outstanding options of MyAble. MyAble is a provider of hosted personalization services for wireline and wireless web technologies. Total consideration paid was approximately $18.4 million. The acquisition was accounted for as a purchase with MyAble's results of operations included from the date of acquisition. Approximately $18.4 million was allocated to goodwill, which is being amortized on a straight-line basis over a period of three years.

  The amount expensed to purchased research and development in the fiscal year ended June 30, 2000 arose from the purchase acquisitions of Paragon and Onebox.

  At the time of the acquisitions, the estimated aggregate fair value of Paragon's and Onebox's research and development efforts that had not reached technological feasibility as of the acquisition date and, as of that date, had no alternative future uses was estimated to be approximately $18.1 million and $4.3 million, respectively, and was expensed at the date of acquisition. This allocation represented the estimated fair value based on risk-adjusted cash flows related to incomplete research and development projects. Paragon and Onebox each had one project considered to be in-process technology at the time of the acquisitions.

  These projects were for Paragon's over-the-air synchronization product, which would allow a user to synchronize information between their PIM, cellular phone and PDA devices at the touch of a button without requiring the use of a cord or other linking device, and Onebox's productization of integrated messaging services for wireless and wireline telecommunications providers, ISP's and Web-based businesses. The products of Paragon and Onebox are due for completion in Phone.com's fiscal 2001 period.

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  The percentage completion of these projects at the time of acquisition were as follows:

   Over-the-air synchronization product..................................... 40%
   Productization of integrated messaging service........................... 77%

  The fair value assigned to purchased in-process technology was determined by estimating the completion percentage of research and development efforts at the acquisition date, forecasting risk-adjusted revenues considering the completion percentage, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The completion percentages were estimated based on cost incurred to date, importance of completed development tasks and the elapsed portion of the total project time.

  The revenue projection used to value the in-process research and development is based on units sales forecasts for worldwide sales territories and adjusted to consider only the revenue related to development achievements completed at the acquisition date. Projected annual revenues for the in-process development projects were assumed to increase from product release through 2003 and decline significantly in 2004.

  Gross profit for the over-the-air synchronization project was assumed to be 84% in 2001 and between 81% and 85% from 2002 through 2004. Gross profit for the productization of the integrated messaging service project was assumed to be 68% in 2000 and between 87% and 89% from 2001 through 2002. These projections were based on previous experience with similar products.

  Estimated operating expenses, income taxes and capital charges to provide a return on other acquired assets were deducted from gross profit to arrive at net operating income for the in-process development projects. Operating expenses were estimated as a percentage of revenue and included sales and marketing expenses, administrative expenses, and development costs to maintain the technology once it has achieved technological feasibility. In addition, net cash flows estimates were adjusted to allow for fair return on working capital and fixed assets. For Paragon, a 25% discount rate was used to discount the net cash flows back to their present value. For Onebox, a 22% discount rate was used to discount the net cash flows back to their present value. If these projects are not successfully developed, Phone.com may not realize the value assigned to the in-process research and development projects. Total estimated costs to complete Paragon's project as of the acquisition date was approximately $395,000. Total estimated costs to complete Onebox's project as of the acquisition date was approximately $1.1 million.

Fiscal Years Ended June 30, 1998, 1999 and 2000

  License Revenues

  License revenues increased from $522,000 in the fiscal year ended June 30, 1998 to $5.2 million in the fiscal year ended June 30, 1999, and $43.7 million in the fiscal year ended June 30, 2000. The increase in license revenues was due primarily to the launch of wireless Internet-based services by an increasing number of network operators. The increase in license revenues in fiscal 2000 was due primarily to the launch by Omnitel, Sprint and other wireless network operators in the United States as well as the ongoing satisfaction of Phone.com's deployment obligations related to AT&T. In total, Phone.com recognized license revenues from approximately 50 wireless network operator customers in North America, Europe, Asia and other parts of the world.

  Maintenance and Support Services Revenues

  Maintenance and support services revenues increased from $1.7 million in the fiscal year ended June 30, 1998 to $5.9 million in the fiscal year ended June 30, 1999, and $14.5 million in the fiscal year ended June 30, 2000. The increase in maintenance and support services revenues reflects an increase in services provided to wireless telephone manufacturers and increased installation and support fees from network operators. Of the increase from fiscal 1999 to fiscal 2000, approximately $6.6 million was attributable primarily to increased demand for maintenance and engineering support services by wireless telephone manufacturers, and

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approximately $2.0 million was attributable to maintenance and support services provided to wireless network operators.

  Consulting Services Revenues

  Consulting services revenues increased from $2.3 million for the fiscal year ended June 30, 1999 to $10.5 million for the fiscal year ended June 30, 2000. The increase in consulting services revenues was primarily due to the increased number of wireless network operators who have licensed Phone.com's technology and engaged Phone.com to perform integration services relating to their commercial launches of its technology. No consulting services revenues were earned in the fiscal year ended June 30, 1998.

  Cost of License Revenues

  Cost of license revenues consists primarily of third-party license and support fees. Cost of license revenues increased from $95,000 in the fiscal year ended June 30, 1998 to $371,000 in the fiscal year ended June 30, 1999, and $4.2 million in the fiscal year ended June 30, 2000. As a percentage of license revenues, cost of license revenues in the fiscal years ended June 30, 1998, 1999 and 2000 was 18%, 7% and 10%, respectively. The decrease as a percentage of license revenues for fiscal 1999 was attributable primarily to higher license revenues for fiscal 1999 and to the amortization of fixed maintenance fees relating to third party software licenses. The cost of license revenues increased for the fiscal year ended June 30, 2000 as a percentage of license revenues due to the acquisition of Onebox and the inclusion of its costs associated with the operation of its data center in cost of license revenues under the ASP model. Under an ASP model, certain costs such as the depreciation costs associated with operating a data center are charged to cost of license revenues. Phone.com expects that cost of license revenues will continue to vary as a percentage of license revenues from period to period.

  Cost of Maintenance and Support Services Revenues

  Cost of maintenance and support services revenues consists of compensation and related overhead costs for personnel engaged in the delivery of installation, training and support services to network operators and engineering and support services to wireless telephone manufacturers. The engineering and support services performed for wireless telephone manufacturers include assistance relating to integrating Phone.com's UP.Browser software into the manufacturers' wireless telephones. Cost of maintenance and support services revenues increased from $1.1 million in the fiscal year ended June 30, 1998 to $3.0 million in the fiscal year ended June 30, 1999, and $10.4 million in the fiscal year ended June 30, 2000. As a percentage of maintenance and support services revenues, cost of maintenance and support services revenues in the fiscal years ended June 30, 1998, 1999 and 2000 was 63%, 51% and 72%, respectively. The margin decrease associated with the growth in cost of maintenance and support services revenues from the fiscal year ended June 30, 1999 to the fiscal year ended June 30, 2000, was attributable primarily to an increase in personnel dedicated to support a larger number of wireless telephone manufacturer customers and to increased staffing in anticipation of growth in the number of network operator customers. Gross profit on maintenance and support services increased from fiscal 1998 to fiscal 1999 due to the increase in the number of browser integration assignments for wireless telephone manufacturers, which had the effect of spreading our costs over a greater revenue base. In addition, the number of trials in progress by network operators increased during this period. Phone.com anticipates that the cost of maintenance and support services revenues will increase in absolute dollars in future operating periods.

  Cost of Consulting Services Revenues

  Cost of consulting services revenues consists of compensation and independent consultant costs for personnel engaged in Phone.com's consulting services operations and related overhead. Cost of consulting services revenues increased from $1.1 million in the fiscal year ended June 30, 1999 to $6.2 million in the fiscal year ended June 30, 2000. No consulting services were performed in fiscal year 1998. As a percentage of consulting services revenues, cost of consulting services revenues in the fiscal years ended June 30, 1999 and 2000 were 50% and 59%, respectively. The decrease in gross margins associated with consulting services

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revenues was due to a higher mix of consulting services performed on a time and materials basis compared to the services Phone.com performs under fixed contractual arrangements. Gross profit on consulting services revenues is impacted by the mix of company personnel and independent consultants assigned to projects. The gross profit Phone.com achieves is also impacted by the contractual terms of the consulting assignments Phone.com undertakes, and the gross profit on fixed price contracts typically is more susceptible to fluctuation than contracts performed on a time-and-materials basis. Phone.com anticipates that the cost of consulting services revenues will increase in absolute dollars as it continues to invest in the growth of its consulting operations.

  Research and Development Expenses

  Research and development expenses consist primarily of compensation and related costs for research and development personnel. Research and development expenses increased 128% from $5.7 million in the fiscal year ended June 30, 1998 to $13.1 million in the fiscal year ended June 30, 1999 and increased 190% to $38.0 million in the fiscal year ended June 30, 2000. The increases in research and development expenses were attributable primarily to the addition of personnel in Phone.com's research and development organization associated with product development. Phone.com expects to continue to make substantial investments in research and development and anticipates that research and development expenses will increase in absolute dollars. Phone.com further anticipates that research and development expenses will increase substantially due to product development efforts associated with all of Phone.com's initiatives, including Unified Messaging. Phone.com has also added a significant numbers of engineering personnel through its acquisitions of APiON, Angelica, AtMotion, Paragon, Onebox and MyAble.

  Sales and Marketing Expenses

  Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses. Sales and marketing expenses increased 116% from $5.0 million in the fiscal year ended June 30, 1998 to $10.8 million in the fiscal year ended June 30, 1999 and increased 243% to $37.2 million in the fiscal year ended June 30, 2000. These increases resulted from the addition of personnel in Phone.com's sales and marketing organizations, reflecting its increased selling effort to develop market awareness of its products and services. Phone.com anticipates that sales and marketing expenses will increase in absolute dollars as it increases its investment in these areas. In addition, Phone.com expects that sales and marketing expenses will increase as a result of the addition of sales and marketing personnel in connection with the acquisitions of APiON, AtMotion, Paragon, Onebox, Velos and MyAble.

  General and Administrative Expenses

  General and administrative expenses consist primarily of salaries and related expenses, accounting, legal and administrative expenses, professional service fees and other general corporate expenses. General and administrative expenses increased 146% from $1.8 million in the fiscal year ended June 30, 1998 to $4.4 million in the fiscal year ended June 30, 1999 and increased 204% to $13.5 million in the fiscal year ended June 30, 2000. The increases were due primarily to the addition of personnel performing general and administrative functions, additional expenses in connection with Phone.com's operation as a public company and, to a lesser extent, legal expenses associated with increased product licensing and patent activity. Phone.com expects general and administrative expenses to increase in absolute dollars as it adds personnel and incurs additional expenses related to the anticipated growth of its business, the management of its international operations, and its operation as a public company.

  Stock-Based Compensation

  Stock-based compensation expense totaled $108,000, $1.0 million and $5.5 million for the fiscal years ended June 30, 1998, 1999 and 2000, respectively. All stock-based compensation is being amortized in a manner consistent with Financial Accounting Standards Board Interpretation No. 28. Some stock options granted and

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restricted stock issued during the fiscal years ended June 30, 1998, 1999, and
2000, resulted in the recognition of deferred stock-based compensation. Total deferred stock-based compensation associated with these equity arrangements amounted to $2.4 million related to stock options granted and restricted stock issued from October 1997 through June 1999. Of the total deferred stock-based compensation recorded through June 1999, $108,000, $1.0 million, and $696,000 was amortized in the fiscal years ended June 30, 1998, 1999 and 2000, respectively. In November 1999, a stock option award was made to a new employee at a price discounted from the then-current fair market value of Phone.com's stock, giving rise to deferred stock-based compensation in the amount of $2.8 million. For the year ended June 30, 2000, Phone.com recognized stock-based compensation expense related to this award in the amount of $1.3 million. Phone.com expects amortization of approximately $1.3 million, $600,000 and $300,000 in the fiscal years ending June 30, 2001, 2002 and 2003, respectively, relating to the amortization of the deferred stock-based compensation associated with stock options granted and restricted stock issued from October 1997 through June 2000.

  In connection with its acquisition of APiON in October 1999, Phone.com recorded additional deferred stock-based compensation of approximately $5.1 million. For the year ended June 30, 2000, Phone.com recognized stock-based compensation expense related to APiON in the amount of $2.6 million, and it expects amortization of approximately $2.1 million and $400,000 in the fiscal years ending June 30, 2001 and 2002, respectively. In connection with its acquisition of Angelica in October 1999, Phone.com recorded additional deferred stock-based compensation of approximately $1.7 million. For the year ended June 30, 2000, Phone.com recognized stock-based compensation expense related to Angelica in the amount of $818,000, and expects amortization of approximately $700,000 and $200,000 in the fiscal years ending June 30, 2001 and 2002, respectively. In connection with its acquisition of Velos in June 2000, Phone.com recorded additional deferred stock-based compensation of approximately $1.2 million. For the year ended June 30, 2000, Phone.com recognized stock-based compensation expense related to Velos in the amount of $145,000, and it expects amortization of approximately $800,000 and $300,000 in the fiscal years ending June 30, 2001 and 2002, respectively. Phone.com may in the future issue stock options with exercise prices below the then fair market value, which would increase deferred stock-based compensation.

  Amortization of Goodwill and Other Intangible Assets and In-Process Research and Development

  Amortization of goodwill and intangible assets relating to Phone.com's October 1999 acquisitions of APiON and Anglica and its acquisitions of AtMotion in February 2000, Paragon in March 2000, Onebox in April 2000, Velos in May 2000 and MyAble in June 2000 aggregated $214.4 million for the year ended June 30, 2000. In connection with the APiON acquisition, Phone.com recorded goodwill and other intangible assets of approximately $244.4 million, which is being amortized on a straight-line basis over a three-year period. Phone.com also recorded an immediate expense of $110,000 relating to in-process research and development in connection with the APiON acquisition. In connection with the Angelica acquisition, Phone.com recorded goodwill of approximately $2.0 million, which is being amortized on a straight-line basis over a three-year period. In connection with the AtMotion acquisition, Phone.com recorded goodwill and other intangible assets of approximately $286.1 million, which is being amortized on a straight-line basis over a three-year period. In connection with the Paragon acquisition, Phone.com recorded goodwill and other intangible assets of approximately $465.6 million, which is being amortized on a straight-line basis over a three-year period. Phone.com also recorded an immediate expense of $18.1 million relating to in-process research and development in connection with the Paragon acquisition. In connection with the Onebox acquisition, Phone.com recorded goodwill and other intangible assets of approximately $809.8 million, which is being amortized on a straight-line basis over a three-year period. Phone.com also recorded an immediate expense of $4.3 million relating to in-process research and development in connection with the Onebox acquisition. In connection with the Velos acquisition, Phone.com recorded goodwill of approximately $929,000, which is being amortized on a straight-line basis over a three-year period. In connection with the MyAble acquisition, Phone.com recorded goodwill of approximately $18.4 million, which is being amortized on straight-line basis over a three-year period. Phone.com expects amortization of approximately $609.1 million, $609.1 million and $394.8 million in the fiscal years ending June 30, 2001, 2002 and 2003, respectively, relating to the amortization of goodwill and other intangible

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

assets. In addition, Phone.com may have additional acquisitions in future periods, which could give rise to additional goodwill or other intangible assets being acquired. If Phone.com acquires additional goodwill or other intangible assets, its acquisition-related amortization may increase in future periods.

  Interest Income, Net

  Net interest income was $982,000, $1.8 million and $19.6 million in the fiscal years ended June 30, 1998, 1999, and 2000, respectively. The year-to-year increases resulted primarily from earnings on rising cash, cash equivalent, and short-term investment balances as a result of Phone.com's private placement financings in February 1998 and March 1999, its initial public offering in June 1999, and its secondary public offering in November 1999, partially offset in the fiscal years ended June 30, 1998, 1999, and 2000 by interest expense related to obligations under capital leases and Phone.com's equipment loan.

  Income Taxes

  Income tax expense of $2.1 million and $1.6 million for the fiscal years ended June 30, 1999 and 2000, consisted of foreign withholding taxes. Since its inception, Phone.com has incurred net losses for federal and state tax purposes and has not recognized any tax provision or benefit. As of June 30, 2000, Phone.com had net operating loss carryforwards for federal and California income tax purposes of approximately $192 million and $96 million, respectively. In addition, Phone.com has federal and California research and development credit carryforwards of approximately $4.9 million and $3.9 million, respectively. The federal net operating loss carryforwards and research and development credit carryforwards will expire from 2011 through 2020 if not utilized. The California net operating loss carryforwards will expire from 2004 through 2006 if not utilized. The California research and development credit carryforwards can be carried forward indefinitely. Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in Phone.com's ownership that constitutes an "ownership change," as defined in Section 382 of the Internal Revenue Code. If Phone.com has an ownership change, the ability to utilize the stated carryforwards could be significantly reduced. The merger with Software.com may result in an ownership change.

  As of June 30, 2000, Phone.com had net deferred tax assets of $63.9 million, which were fully offset by a valuation allowance. Deferred tax assets consist principally of the federal and state net operating loss carryforwards, start-up expenditures capitalized for tax purposes, accruals and reserves not currently deductible for tax purposes, research and development credits, and foreign tax credit carryforwards. Deferred tax liabilities resulted from Phone.com's acquisitions during the year ended June 30, 2000, due to a difference in the financial statement and tax basis of net assets acquired. In addition, Phone.com has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of these deferred tax assets. Accordingly, no tax benefit was recorded in the accompanying consolidated statements of operations.

  Approximately $49.2 million of the valuation allowance for deferred tax assets relating to net operating loss carryforwards is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when and if subsequently realized. The benefit from approximately $5.8 million of the total $7.5 million valuation allowance for the deferred tax asset related to research and development credit carryforwards will be allocated to additional paid-in capital when and if subsequently realized.

Liquidity and Capital Resources

  Since its inception, Phone.com has financed its operations through private sales of convertible preferred stock, which totaled $66.0 million in aggregate net proceeds through March 31, 1999, through its initial public offering in June 1999, which generated net proceeds of approximately $66.8 million, and through its secondary public offering in November 1999, which generated net proceeds of approximately $390.4 million. As of June 30, 2000, Phone.com had $435.6 million of cash, cash equivalents, and short-term investments and working capital of $356.8 million.

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

  Net cash used for operating activities was $5.1 million, $917,000, and $1.4 million for the fiscal years ended June 30, 1998, 1999, and 2000, respectively. For each of the fiscal years ended June 30, 1998, 1999, and 2000, cash used for operating activities was attributable primarily to net losses and an increase in accounts receivable offset in part by non-cash expenses such as acquisition-related amortization charges and depreciation, increases in accounts payable and accrued liabilities, and increases in deferred revenue. For the fiscal year ended June 30, 2000, accounts receivable increased by approximately $22.3 million. This increase was due to increased sales to both wireless telephone manufacturers and network operators. Accrued liabilities increased by approximately $8.7 million for the fiscal year ended June 30, 2000, excluding acquisition-related accruals. Deferred revenue increased by approximately $38.5 million for the fiscal year ended June 30, 2000, primarily as a result of increased deferred license prepayments by network operators.

  Net cash used for investing activities was $18.0 million, $15.2 million, and $396.2 million for the fiscal years ended June 30, 1998, 1999, and 2000, respectively. For the fiscal year ended June 30, 2000, Phone.com's primary use of cash was for increased purchases of short-term and restricted investments in the amount of $544.6 million, partially offset by the sale of short-term investments in the amount of $200.1 million. Phone.com also continued to make investments in property and equipment in the amount of $20.1 million and used $31.6 million of cash as part of the cost of acquiring APiON, Angelica, AtMotion, Paragon, Onebox, Velos, and MyAble.

  Net cash provided by financing activities was $31.7 million, $83.2 million, and $396.9 million for the fiscal years ended June 30, 1998, 1999, and 2000, respectively. Cash provided by financing activities in fiscal years 1998 and 1999 was primarily attributable to proceeds from the issuance of preferred stock. In addition, in June 1999, Phone.com completed an initial public offering of 9,200,000 shares of its common stock at a public offering price of $8.00 per share, which resulted in net proceeds to Phone.com of approximately $66.8 million. In November 1999, Phone.com completed a secondary public offering of 3,041,500 shares of its common stock at a public offering price of $135.00 per share, which resulted in net proceeds to Phone.com of approximately $390.4 million. All of the outstanding shares of convertible preferred stock were automatically converted into shares of common stock upon the closing of the initial public offering in June 1999.

  As of June 30, 2000, Phone.com's principal commitments consisted of obligations outstanding under operating leases and its equipment loans and capital lease obligations. On March 30, 2000, Phone.com entered into a lease for approximately 280,000 square feet of office space in Redwood City, California, that is under construction and is expected to be completed in the year 2001. Lease terms require a base rent of $3.25 per square foot per month as provided by the lease agreement and will increase by 3.5% annually on the anniversary of the initial month of the commencement of the lease. The lease term is for a period of twelve years from the commencement date of the lease. The agreement required that Phone.com provide a letter of credit in the amount of $16.5 million. As of June 30, 2000, Phone.com has guaranteed the letter of credit and has pledged approximately $20.7 million, or 125% of the letter of credit, of cash equivalents, and investments to be held in trust as security for the letter of credit. The restricted cash and investments held in trust under this agreement are earning approximately 6.7% interest and the resulting income earned is not subject to any restrictions. The lease further requires that Phone.com pay leasehold improvements, which are expected to be at least $15 million over the next year. Although Phone.com has no material other commitments for capital expenditures, it expects to increase capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure, and personnel.

  Phone.com believes that its current cash, cash equivalents, and short-term investments will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If cash generated from operations is insufficient to satisfy its liquidity requirements, Phone.com may seek to sell additional equity or debt securities or to obtain a credit facility. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences, and privileges senior to holders of common stock, and the terms of any debt could impose restrictions on Phone.com's operations. The sale of additional equity or convertible debt securities could result in additional dilution to Phone.com's stockholders, and additional financing may not be available in amounts or on terms acceptable to Phone.com, if at all. If Phone.com is unable to obtain this additional financing, it may be required to reduce the scope of its planned product development and marketing efforts, which could harm its business, financial condition, and operating results.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. Phone.com adopted SFAS No. 133 effective July 1, 2000. Management does not believe the adoption of SFAS No. 133 will have a material effect on Phone.com's consolidated financial position or results of operations.

  In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, or SAB 101, Revenue Recognition in Financial Statements, as amended by SAB 101A and SAB 101B, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B that delayed the implementation of SAB 101. Phone.com must adopt SAB 101 no later than the fourth quarter of fiscal 2001. The SEC has recently indicated it intends to issue further guidance with respect to the adoption of specific issues addressed by SAB 101. Until such time as this additional guidance is issued, Phone.com is unable to assess the impact, if any, it may have on its financial position or results of operations.

  In March 2000, the Emerging Issues Task Force, or EITF, published their consensus on EITF Issue No. 00-2, Accounting for Web Site Development Costs, which requires that costs incurred during the development of web site applications and infrastructure, involving developing software to operate the web site, including graphics that affect the "look and feel" of the web page and all costs relating to software used to operate a web site should be accounted for under Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. However, if a plan exists or is being developed to market the software externally, the costs relating to the software should be accounted for pursuant to FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Phone.com will be required to adopt EITF Issue No. 00-2 in its first fiscal quarter, beginning after June 30, 2000. Phone.com is in the process of assessing any impact that the adoption of EITF Issue No. 00-2 will have on its consolidated financial position or results of operations.

  In March 2000, the EITF published their consensus on EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. EITF Issue No. 00-3 states that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Phone.com will be required to adopt EITF Issue No. 00-2 in its first fiscal quarter, beginning after June 30, 2000. Management does not believe the adoption of EITF Issue No. 00-3 will have a material effect on Phone.com's consolidated financial position or results of operations.

  In March 2000, the FASB issued Interpretation No. 44, or FIN 44, an interpretation of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. FIN 44 addresses inconsistencies in accounting for stock-based compensation that arise from implementation of APB Opinion No. 25. Phone.com does not anticipate that the adoption of FIN 44 will have a significant impact on Phone.com's consolidated financial position or results of operations. Phone.com adopted FIN 44 effective July 1, 2000.

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

Year 2000 Readiness Disclosure

  With the changeover to the year 2000, Phone.com did not experience any disruption to its operations as a result of the issues associated with the limitations of the programming code in many existing computer systems, whereby the computer systems may not properly recognize or process date-sensitive information. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. There can be no assurance that there will not be future complications arising from Year 2000 issues.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Hedging Instruments

  Phone.com transacts business in various foreign currencies and, accordingly, Phone.com is subject to exposure from adverse movements in foreign currency exchange rates. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses have not been material. Substantially all of Phone.com's revenues are earned in U.S. dollars. Operating expenses incurred by its European and Japanese subsidiaries are denominated primarily in U.K. pounds sterling and Japanese yen, respectively.

  Phone.com currently does not use financial instruments to hedge operating expenses in foreign currencies. Phone.com intends to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

  Phone.com does not use derivative financial instruments for speculative trading purposes, nor does Phone.com currently hedge its foreign currency exposure to offset the effects of changes in foreign exchange rates.

  Fixed Income Investments

  Phone.com's exposure to market risks for changes in interest rates relates primarily to corporate debt securities, U.S. Treasury Notes and certificates of deposit. Phone.com places its investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

  Phone.com's general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as available-for-sale and considered to be short-term investments. As of June 30, 2000, Phone.com's interest rate risk was further limited by the fact that all investments in our short-term investment portfolio had a maturity of less than one year.

  Principal amounts of short-term investments by expected maturity:

                                                                        Fair
                                 Expected maturity date                Value
                              -----------------------------           June 30,
                                2001    2002 2003 2004 2005  Total      2000
                              --------  ---- ---- ---- ---- --------  --------
                                  (in thousands, except interest rates)
   Corporate bonds........... $126,917   --   --   --   --  $126,917  $126,666
   Commercial paper..........  123,877   --   --   --   --   123,877   123,840
   Certificates of deposit...   70,823   --   --   --   --    70,823    70,845
   Federal agencies..........   37,464   --   --   --   --    37,464    37,370
                              --------  ---- ---- ---- ---- --------  --------
     Total................... $359,081   --   --   --   --  $359,081  $358,721
                              ========  ==== ==== ==== ==== ========  ========
     Weighted-average
      interest rate..........     6.50%                         6.50%
                              ========                      ========

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

                             PHONE.COM MANAGEMENT

Phone.com Directors and Executive Officers

  The following section sets forth information regarding Phone.com's executive officers and directors as of September 15, 2000:

   Name                     Age Position
   ----                     --- --------
   Donald J. Listwin.......  41 President, Chief Executive Officer and Director

   Alain Rossmann..........  44 Chairman of the Board, Executive Vice President and Secretary

   Alan Black..............  40 Senior Vice President, Corporate Affairs, Chief Financial Officer
                                and Treasurer

   Ross Bott...............  40 Chief Operating Officer

   Mike Mulica.............  40 Senior Vice President, Worldwide Sales, Consulting, and Support

   Benjamin Linder.........  34 Vice President, Marketing

   Roger Evans.............  55 Director

   Reed Hundt..............  52 Director

   David Kronfeld..........  52 Director

   Andrew Verhalen.........  44 Director

  Donald J. Listwin joined Phone.com as President and Chief Executive Officer and a director in September 2000. From May 1998 to September 2000, Mr. Listwin was an Executive Vice President at Cisco Systems. Prior to May 1998, he held a variety of positions at Cisco Systems, including from April 1997 to May 1998, Senior Vice President of Service Provider Line of Business, from August 1996 to April 1997, Senior Vice President of IOS Development and Marketing, from September 1995 to 1996, Vice President and General Manager of Cisco's Access Business Unit, and from September 1993 to September 1995, Vice President of Marketing. Mr. Listwin also serves on the board of directors of TIBCO Software, Inc. and JDS Uniphase Corporation. Mr. Listwin holds a B.S. degree in electrical engineering from the University of Saskatchewan, Canada.

  Alain Rossmann is the founder, Chairman of the Board, Executive Vice President and Secretary of Phone.com. He was the Chief Executive Officer of Phone.com from January 1995 to September 2000. Prior to founding Phone.com in December 1994, he was Chief Executive Officer of EO Corporation, a pioneer in personal digital assistant devices, from 1991 to 1993. Prior to his involvement with EO, he was Vice President of Operations for C-Cube Microsystems Inc., a semiconductor design company, from 1989 to 1991. From 1986 to 1989, Mr. Rossmann co-founded and served as Vice President of Marketing and Sales at Radius, Inc., a developer of digital video products. From 1983 to 1986, Mr. Rossmann was manager of the third-party developer group at Apple Computer, Inc. Mr. Rossmann holds an M.S. degree in Mathematics from the Ecole Polytechnique, an M.S. degree in Civil Engineering from Ecole Nationale des Ponts et Chaussees and an M.B.A. degree from Stanford University.


  Alan Black joined Phone.com as Vice President of Finance and Administration and Chief Financial Officer in August 1997, was appointed to the additional office of Treasurer in September 1997 and was promoted from Vice President of Finance and Administration to Senior Vice President, Corporate Affairs in September 2000. Mr. Black was Chief Financial Officer of Vicor, Inc., a provider of Internet information capture and delivery systems for financial services firms, from August 1992 to August 1997. Prior to his tenure at Vicor, Mr. Black was with KPMG LLP between 1982 and 1992, most recently with the firm's High Technology practice. Mr. Black holds a Bachelor of Commerce and a graduate diploma in Public Accountancy from McGill University. Mr. Black is a member of the California Society of Certified Public Accountants and the Canadian Institute of Chartered Accountants.

  Ross Bott joined Phone.com in April 2000 as Chief Operating Officer. Prior to Phone.com, Dr. Bott was President and Chief Executive Officer of Onebox.com, a leading provider of Web-based communications. Before joining Onebox.com, Dr. Bott served as Executive Vice President, Product Divisions at Adobe Systems, with responsibility for five product and marketing divisions of Adobe. Prior to Adobe, Dr. Bott served as Sr. Vice President of Enterprise Technologies at Silicon Graphics, where he founded their Commercial Server Division. Before Silicon Graphics, he served as Chief Technical Officer and Vice President of Advanced Development at Pyramid Technology Corp. Dr Bott holds a B.S. degree in Mathematics from Stanford University and a Ph.D. in Artificial Intelligence/Cognitive Science from the University of California, San Diego.

  Mike Mulica joined Phone.com in November 1999 as the Senior Vice President of Worldwide Sales, Consulting, and Support for Phone.com. Before joining Phone.com, Mr. Mulica was the former President of Global Sales and Marketing for Adaptive Broadband, Inc. Before working at Adaptive Broadband, Mr. Mulica held the position of Vice President of Worldwide Sales at Motorola's Wireless Alliance Group. Prior to Motorola, he spent six years at Tandem Computer developing the enhanced services and intelligent network applications business in both the Infrastructure vendor and wireless carrier market. Mr. Mulica holds an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. degree in Business from Marquette University.

  Benjamin Linder joined Phone.com in January 1996 as Vice President of Product Management and was appointed as Vice President of Marketing in October 1996. From July 1987 to December 1995 Mr. Linder worked at Oracle Corporation, where he most recently served as Vice President of Marketing, co-founding Oracle's New Media Division in 1992. Prior to working in the New Media division of Oracle, Mr. Linder was Director of Technical Services for the massively parallel processing technology at Oracle. He holds B.S. degrees in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

  Roger Evans has been a director of Phone.com since September 1995. Mr. Evans has been associated with Greylock Management Corporation, a Boston-based venture capital firm since 1989, serving as a general partner since January 1991. At Greylock Management Corporation, Mr. Evans focused on the data communication industry. He also serves as a director of Copper Mountain Networks, RightNow Technologies, Sirocco Systems, Syndesis, PraiseComm, Inc. and Maker Communications, Inc. Mr. Evans is a graduate of Cambridge University.

  Reed Hundt has been a director of Phone.com since April 1999. Since November 1998, Mr. Hundt has been a senior advisor on information industries to McKinsey & Company, a worldwide management consulting firm. He has also been a principal of Charles Ross Partners, LLC, a Bethesda, Maryland firm that provides consulting and investment advice on telecommunications, since November 1997. From November 1993 to November 1997, Mr. Hundt was Chairman of the Federal Communications Commission. Prior to joining the FCC, Mr. Hundt was a partner at the law firm of Latham & Watkins. Mr. Hundt serves on the boards of directors of Allegiance Telecom, Inc., NorthPoint Communications, Inc., and Novell, Inc.

  David Kronfeld has been a director of Phone.com since February 1998. Mr. Kronfeld founded JK&B Capital in January 1996 and is the managing member. Mr. Kronfeld is also a general partner at Boston Capital Ventures, where he specializes in the telecommunications and software industries. Before joining Boston Capital Ventures in October 1989, Mr. Kronfeld was the Vice President of Acquisitions and Venture Investments at Ameritech, a telecommunications company, from October 1984 to October 1989. Prior to working for Ameritech, Mr. Kronfeld was a Senior Manager at Booz Allen & Hamilton, an international management consulting firm, from 1977 to 1981. Mr. Kronfeld is a director of SCC Communications, Inc., a 911 service provider, MGC Communications, Inc., a local exchange carrier, and 21st Century Telecom Group, a telecommunications company. He holds a B.S. degree in Electrical Engineering and an M.S. degree in Computer Science from Stevens Institute of Technology and an M.B.A. degree from The Wharton School of Business.

  Andrew Verhalen has been a director of Phone.com since September 1995. Mr. Verhalen is a general partner of Matrix Partners, a venture capital firm, which he joined in 1992. From 1986 to 1991, Mr. Verhalen worked at 3Com Corporation, a network equipment manufacturer, initially as a Vice President of Marketing, then as Vice

President and General Manager of the Network Adapter Division. Prior to joining 3Com, he worked for five years in the Microprocessor Group at Intel Corporation, in various marketing, management and strategic planning roles. He currently is a director of Copper Mountain Networks, a network equipment manufacturer, WatchGuard Technologies, a network security company, and several private technology companies. Mr. Verhalen holds a B.S. degree in Electrical Engineering, an M. Eng. degree in Electrical Engineering and an M.B.A. degree from Cornell University.

Phone.com Classified Board of Directors

  Phone.com's bylaws currently provide for a board of directors consisting of six members. In accordance with Phone.com's certificate of incorporation, effective as of Phone.com's annual meeting, Phone.com's board of directors will be divided into three classes serving staggered terms. As a result, only one class of directors will be elected at each annual meeting of Phone.com stockholders, with the other classes continuing for the remainder of their respective terms. Donald Listwin and Alain Rossmann have been designated as Class I directors, whose terms will expire at Phone.com's annual meeting this year. They will be nominated for election for a three-year term at this year's annual meeting. Roger Evans and David Kronfeld have been designated as Class II directors whose terms will expire at Phone.com's 2001 annual meeting. Andrew Verhalen and Reed Hundt have been designated as Class III directors whose term will expire at Phone.com's 2002 annual meeting. If the merger proposal is approved, David Kronfeld, a Class II director, and Reed Hundt, a Class III director, intend to resign their positions as directors of Phone.com in accordance with the merger agreement. In such case, Phone.com's board of directors intends to appoint Bernard Puckett to fill the vacancy for the Class II director and to appoint John MacFarlane to fill the vacancy for the Class III director.

Phone.com Committees of the Board of Directors

  Phone.com's board of directors has audit and compensation committees, which assist the board of directors in the discharge of its responsibilities.

  The compensation committee currently consists of Messrs. Evans and Verhalen. The compensation committee:

  . reviews and approves the compensation and benefits for our executive officers and grants stock options under our stock option plans; and

  . makes recommendations to the board of directors regarding executive compensation matters.

  The audit committee currently consists of Messrs. Kronfeld and Evans. The audit committee:

  . makes recommendations to the board of directors regarding the selection of independent auditors;

  . reviews the results and scope of the audit and other services provided by our independent auditors; and

  . reviews and evaluates our audit and control functions.

Phone.com Compensation Committee Interlocks and Insider Participation

  The Compensation Committee of the Board of Directors currently consists of Roger Evans and Andrew Verhalen. No member of the Compensation Committee or executive officer of Phone.com has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.


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

Phone.com Executive Compensation

  The following table shows the compensation awarded to, earned by or paid to
(a) the individual who served as Phone.com's Chief Executive Officer during the fiscal year ended June 30, 2000, (b) the four other most highly compensated individuals who served as an executive officer of Phone.com during the fiscal year ended June 30, 2000; and (c) the compensation received by each such individuals during the fiscal year ended June 30, 1999. The following table also shows the compensation received by two employees whose total individual compensation exceeded the lowest paid executive officer reported below. These two employees served as executive officers for an interim period during the fiscal year ended June 30, 2000, but were not executive officers as of June 30, 2000.

                     Phone.com Summary Compensation Table

                                                             Long-Term
                                                            Compensation
                                 Annual Compensation           Awards
                                 -----------------------    ------------
                                                             Securities
   Name and Principal     Fiscal                             Underlying      All Other
        Position           Year  Salary($)     Bonus($)      Options(#)   Compensation($)
   ------------------     ------ ---------    ----------    ------------  ---------------
Alain Rossmann*.........   2000  $275,000     $      --           --          $   576(1)
 Chairman and Chief
  Executive Officer        1999   200,000            --           --            1,092(1)

Tony Miranzadeh.........   2000   130,667      1,472,631(2)   112,666             392(1)
 V.P. of Sales and         1999    40,000         98,700(2)    86,666             384(1)
 Business Development,
 Asia Pacific and Latin
 America

Charles Parrish**.......   2000   189,000            --           --           43,416(6)
 Executive Vice            1999   180,000            --       120,000          43,930(6)
 President

Benjamin Linder.........   2000   180,250            --           --              519(1)
 Vice President,           1999   175,000            --           --              999(1)
 Marketing

Mike Mulica.............   2000   146,667        771,560(2)   936,667(5)          576(1)
 Senior Vice President     1999       --             --           --              --
 of Worldwide Sales,
 Consulting, and
 Support.

Malcolm Bird............   2000   136,754(3)     376,983(2)       --           18,642(4)
 Managing Director,
 Phone.com (Europe) Ltd.   1999   132,480(3)     139,548(2)    26,666          18,000(4)

Alan Black***...........   2000   170,500            --           --              576(1)
 Vice President, Finance   1999   155,000            --       100,000             917(1)
 and Administration,
 Chief Financial Officer
 and Treasurer

--------
(1) Consists of life insurance premiums paid by Phone.com.
(2) Consists of sales commissions.
(3) Includes auto allowance of approximately $12,480.
(4) Consists of contribution to pension plan.
(5) Includes option grant for 50,000 shares of common stock with an exercise price of $55.16, which was one-half of the fair market value on the grant date.
(6) Consists of $42,840 for monthly payments for housing expenses pursuant to relocation agreement with the remainder representing life insurance premiums paid by Phone.com.

* Mr. Rossmann resigned as Chief Executive Officer in September 2000 and became Executive Vice President of Phone.com. He remains Chairman of the Board of Phone.com. Mr. Rossmann will serve as the combined company's Executive Vice President and Chairman of the Board.

** Mr. Parrish resigned as Executive Vice President in September 2000 and became Senior Vice President of Phone.com.

*** Mr. Black became Senior Vice President, Corporate Affairs, Chief Financial
    Officer and Treasurer of Phone.com in September 2000. Mr. Black will continue to serve in the same capacity for the combined company.

Phone.com Director Compensation

  Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, Phone.com directors are not compensated for their services as directors. Directors who are employees of Phone.com are eligible to participate in Phone.com's 1995 and 1996 Stock Plans and Phone.com's Employee Stock Purchase Plan. Directors who are not employees of Phone.com are eligible to participate in Phone.com's 1996 Stock Plan and Phone.com's Directors' Stock Option Plan.

  The Directors' Stock Option Plan provides that each person who becomes a Phone.com nonemployee director will be granted a nonstatutory stock option to purchase 66,666 shares of common stock on the date on which the individual first becomes a nonemployee director. Thereafter, on the first date of the board of directors meeting of each calendar quarter beginning on or after October 1, 2000, each nonemployee director who was a member of the board of directors prior to Phone.com's initial public offering in June 1999 will be granted an option to purchase 5,000 shares of common stock. In addition, on the date of the first board of directors meeting of each calendar quarter that begins at least one year following the initial option grant to a nonemployee director who becomes a director after the completion of Phone.com's initial public offering in June 1999, but in no event earlier than October 1, 2000, such director will be granted an option to purchase 5,000 shares of common stock.

  All options granted under the Directors' Stock Option Plan have an exercise price equal to the fair market value of a share of common stock on the date of grant, vest in full immediately upon grant of the option and have a term of five years.

Phone.com Option Grants in Last Fiscal Year

  The following table provides certain information with respect to stock options granted to the executive officers named in the Phone.com Summary Compensation Table in the last fiscal year. In addition, as required by Securities and Exchange Commission rules, the table sets forth the hypothetical gains that would exist for the options based on assumed rates of annual compound stock price appreciation during the option term. No stock appreciation rights were granted to these individuals during the year.

                                                                          Potential Realizable
                                                                         Value at Assumed Annual
                          Number of                  Exercise             Rates of Stock Price
                            Shares     Percentage of  Price              Appreciation for Option
                          Underlying   Total Options   per                      Term(1)
                         Options/SARs   Granted to    Share   Expiration -----------------------
          Name           Granted (#s)  Employees (%)  ($/sh)     Date        5%          10%
          ----           ------------  ------------- -------- ---------- ----------- -----------
Alain Rossmann..........       --           --           --        --            --          --
Charles Parrish.........       --           --           --        --            --          --
Alan Black..............       --           --           --        --            --          --
Mike Mulica.............   350,000         5.40      $110.33   11/1/09   $24,281,228 $61,533,400
                            50,000         0.77      $ 55.16   11/1/09   $ 6,226,559 $11,548,298
                           200,000         3.08      $120.50    1/3/10   $15,156,361 $38,409,193
                           336,667         5.19      $ 75.31    5/3/10   $15,945,770 $40,409,712
Benjamin Linder.........       --           --           --        --            --          --
Tony Miranzadeh.........   112,666(2)      1.73      $ 65.13   6/30/10   $ 4,614,435 $11,693,883
Malcolm Bird............       --           --           --        --            --          --

--------
(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level.
(2) These stock options, which were granted under the 1996 stock plan, become exercisable at a rate of 5% of the total number of shares on a monthly basis during the first year after grant, as to an aggregate of 10% of the total number of shares on a monthly basis during the second year after grant, as to an aggregate of 45% of the shares on a monthly basis during the third, fourth and fifth years after grant and as to an aggregate of 40% of the shares on a monthly basis during the sixth and seventh years after grant, as long as the optionee remains an employee with, or consultant to, or director of Phone.com.

Phone.com Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

  The following table sets forth certain information with respect to stock options exercised by the executive officers named in the Phone.com Summary Compensation Table during the fiscal year ended June 30, 2000. In addition, the table sets forth the number of shares covered by stock options as of the fiscal year ended June 30, 2000, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option at the end of the fiscal year ended June 30, 2000.

                                                      Number of Securities
                                                     Underlying Unexercised     Value of Unexercised
                          Number of                    Options at June 30,     In-the-Money Options at
                           Shares                            2000(#)             June 30, 2000($)(1)
                         Acquired on     Value      ------------------------- -------------------------
          Name           Exercise(#) Realized($)(1) Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------------- ----------- ------------- ----------- -------------
Alain Rossmann..........       --             --          --           --            --           --
Charles Parrish.........       --             --       28,832      304,500     1,791,286   18,692,962
Alan Black..............       --             --        3,292       96,708       202,467    5,947,784
Mike Mulica.............       --             --        7,291      929,376        72,682      425,755
Benjamin Linder.........   127,203     11,126,332     138,914      168,169     8,992,029   10,461,399
Tony Miranzadeh.........    14,791      1,042,513       3,360      181,001       203,606    4,064,147
Malcolm Bird............    24,000      2,916,215     118,833      123,833     7,701,253    7,805,223

--------
(1) The amount set forth represents the difference between the fair market value of the underlying common stock at June 30, 2000 of $65.13 and the exercise price of the option.

Phone.com Employment Agreements and Change of Control Agreements

  On July 24, 2000, Phone.com entered into an employment agreement with Mr. Mike Mulica that provides that through May 3, 2001, Mr. Mulica will not be an "at will" employee. Accordingly, for such period, Phone.com does not have a right to terminate Mr. Mulica's employment for any reason other than any of the following: (i) gross negligence or willful misconduct by Mr. Mulica, (ii) repeated unexplained or unjustified absence from Phone.com, (iii) a material and willful violation of any federal or state law, (iv) the commission of any act of fraud with respect to Phone.com, or (v) the conviction of a felony. Phone.com has also entered into an agreement with Mr. Mulica dated October 4, 1999, whereby Phone.com agreed to pay Mr. Mulica a severance payment equal to 12 months of target pay and benefits if he is terminated other than for cause within the first 24 months of his employment. Thereafter, the severance payment will be equal to six months of target pay and benefits, excluding vesting of options.

  Phone.com also has entered into "change of control" agreements with the following of its employees who were officers as of June 30, 2000: Alain Rossmann, Charles Parrish, Alan Black, Benjamin Linder and Mike Mulica. An additional five employees who were not executive officers were covered by "change of control" agreements. These agreements provide that if the officer's employment is terminated as a result of an "involuntary termination" other than for cause within 18 months following a change of control transaction, the vesting of any stock option or restricted stock held by the officer shall be automatically accelerated so that the option or restricted stock becomes completely vested and exercisable. The merger with Software.com may constitute a change of control for purposes of the foregoing agreements. For purposes of the change of control agreements, "involuntary termination" includes a significant reduction in the employee's duties, authority or responsibilities, a substantial reduction of facilities or perquisites, a reduction in base salary, a material reduction in employee benefits, a relocation that is more than 30 miles from the employee's then-present location, the failure of successors of Phone.com to assume the change of control agreement, the purported termination of the employee other than for disability or cause, or any act or circumstances that would constitute a constructive termination under California case law or statute.

  Phone.com has entered into a relocation agreement with Charles Parrish on December 23, 1996 pursuant to which Phone.com has agreed to pay Mr. Parrish a housing allowance of $3,570 per month starting in September 1996 through the earlier of August 2003 or the date that Mr. Parrish's terminates employment with Phone.com.

Phone.com has also entered into a loan agreement with Mr. Parrish on December 23, 1996, under which Phone.com has agreed to lend Mr. Parrish $300,000 less the aggregate amount of all payments made to him under the relocation agreement upon Mr. Parrish's request before August 1, 2003 in order to assist him in purchasing a residence. In addition, Phone.com has agreed to pay Mr. Parrish a severance payment equal to six months of his base salary if Mr. Parrish's employment with Phone.com is involuntarily terminated.

  Phone.com has entered into a letter agreement with Malcolm Bird on August 18, 1997, which provides that if Mr. Bird's employment with Phone.com is involuntarily terminated by Phone.com other than for cause, he will receive a severance payment equal to six months of his base salary and continue to receive his medical insurance benefits for a period of six months following his termination.

  Phone.com has entered into an employment agreement with Donald Listwin under which his annual base salary through the end of the fiscal year 2001 is $250,000. Mr. Listwin will be eligible for an annual incentive compensation award based upon a target that is equal to at least 50% of his annual base salary with an opportunity to earn up to two times the target amount if he attains objectives defined by the compensation committee. He was also granted options to purchase 6 million shares of common stock on September 18, 2000, at an exercise price equal to fair market value on that date. If Mr. Listwin's employment is terminated for any reason other than for cause, death, or disability or as a result of an "involuntary termination," he will be entitled to severance pay consisting of his annual base salary and target amount, 50% of his then unvested stock options will vest, and Phone.com will provide health insurance and life insurance benefits for one year following the termination unless another employer provides Mr. Listwin with comparable coverage. This agreement also provides that in the event of a "change in control," 50% of Mr. Listwin's unvested options will vest. Under his employment agreement, the merger with Software.com will not constitute a "change in control." If Mr. Listwin is terminated for any reason other than for cause, death, or disability or as a result of an "involuntary termination" within 18 months following a "change in control" transaction, he will be entitled to receive the severance pay and benefits described above, except that 100%, rather than 50%, of his then unvested options will vest. For purposes of Mr. Listwin's employment agreement, "involuntary termination" includes a greater than 10% reduction in Mr. Listwin's base salary, target amount and benefits, unless all executive officers receive similar reductions, a material change in Mr. Listwin's status or his responsibilities, Phone.com's failure to retain Mr. Listwin as its CEO, Phone.com's failure to nominate Mr. Listwin for re-election as a member of Phone.com's board, and a relocation that increases Mr. Listwin's commute by more than thirty miles.

Phone.com Employee Benefit Plans

  1995 Stock Plan. Phone.com's 1995 stock plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1995 stock plan are to attract and retain the best available personnel, to provide additional incentives to Phone.com's employees and consultants and to promote the success of Phone.com's business. The 1995 stock plan was originally adopted by Phone.com's board of directors in October 1995 and approved by its stockholders in October 1995. Unless terminated earlier by the board of directors, the 1995 stock plan shall terminate in October 2005. A total of 3,298,924 shares of common stock have been reserved for issuance under the 1995 stock plan. As of June 30, 2000, options to purchase 143,333 shares of common stock were outstanding at a weighted average exercise price of $0.08 per share, 3,155,591 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and no shares remained available for future grant.

  The administrator of the 1995 stock plan may be either the board of directors or a committee of the board. The administrator determines the terms of options granted under the 1995 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. Incentive stock options granted under the 1995 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Nonstatutory stock options granted under the 1995 stock plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant (or at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock). Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

  The administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by the optionee. The administrator determines when options become exercisable. Options granted under the 1995 stock plan generally must be exercised within 60 days after the termination of the optionee's status as an employee, director or consultant of Phone.com, or within 12 months if termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1995 stock plan generally vest at the rate of 1/4 of the total number of shares subject to the option 12 months after the date of grant, and 1/48 of the total number of shares subject to the option each month thereafter.

  In the event of Phone.com's merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. The administrator has the authority to amend or terminate the 1995 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval will be obtained for any amendment to the extent required by applicable law.

  In addition to stock options, the administrator may issue stock purchase rights under the 1995 stock plan to employees, directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1995 stock plan must be at least 85% of the fair market value of the shares as of the date of the offer. The period during which the stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determined otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Phone.com an option to repurchase unvested shares at cost upon termination of the recipient's relationship with Phone.com.

  1996 Stock Plan. Phone.com's 1996 stock plan provides for the grant of incentive stock options to employees and nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 1996 stock plan are to attract and retain the best available personnel, to provide additional incentives to Phone.com's employees and consultants and to promote the success of Phone.com's business. The 1996 stock plan was originally adopted by Phone.com's board of directors in September 1996 and approved by its stockholders in October 1996. The 1996 stock plan was amended to increase the number of shares reserved for issuance under the plan in March 1999 with stockholder approval. Unless terminated earlier by the board of directors, the 1996 stock plan shall terminate in September 2006. Currently, a total of 18,468,850 shares of common stock have been reserved for issuance under the 1996 stock plan. In addition, the number of shares reserved under the plan is automatically increased each year, in an amount equal to the lesser of (a) 3,000,000 shares, (b) four percent of the shares outstanding on the last day of the preceding fiscal year or (c) a lesser number of shares as is determined by the board of directors. As of June 30, 2000, options to purchase 11,647,120 shares of common stock were outstanding at a weighted average exercise price of $41.61 per share, 2,852,743 shares had been issued upon exercise of outstanding options or pursuant to restricted stock purchase agreements, and 968,987 shares remained available for future grant.

  The administrator of the 1996 stock plan may be either the board of directors or a committee of the board. The administrator determines the terms of options granted under the 1996 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual receive option grants for more than 2,000,000 shares under the 1996 plan in any fiscal year. Incentive stock options granted under the 1996 stock plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of Phone.com's stock. The administrator determines the exercise price of nonstatutory stock options. Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

  The administrator determines the term of options, which may not exceed 10 years (or five years in the case of an option granted to a holder of more than 10% of the total voting power of all classes of our stock). No option may be transferred by the optionee other than by will or the laws of descent or distribution provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 1996 stock plan. Each option may be exercised during the lifetime of the optionee only by the optionee or permitted transferee. The administrator determines when options become exercisable. Options granted under the 1996 stock plan generally must be exercised within 30 to 90 days, as determined by the administrator, after the termination of the optionee's status as an employee, director or consultant of Phone.com, or within 12 months if termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 1996 stock plan generally vest over a period of four or five years.

  If Phone.com merges with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to assume or substitute the option, the option will terminate. The administrator has the authority to amend or terminate the 1996 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent.

  In addition, stockholder approval is required to increase the number of shares subject to the 1996 stock plan, to change the designation of the class of persons eligible to be granted options or to increase the individual grant limitation.

  In addition to stock options, the administrator may issue stock purchase rights under the 1996 stock plan to employees, directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The administrator determines the purchase price of shares subject to stock purchase rights. The period during which an offer of a stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchase right must execute a restricted stock purchase agreement granting Phone.com an option to repurchase the unvested shares at cost upon termination of the recipient's relationship with Phone.com.

  2000 Non-Executive Stock Option Plan (2000 stock plan). Phone.com's 2000 stock plan provides for the grant of nonstatutory stock options to employees and consultants. The purposes of the 2000 stock plan are to attract and retain the best available personnel, to provide additional incentives to Phone.com's employees and consultants and to promote the success of Phone.com's business. The 2000 stock plan was originally adopted by Phone.com's board of directors on May 3, 2000. Unless terminated earlier by the board of directors, the 2000 stock plan shall terminate on May 3, 2010. A total of 2,000,000 shares of common stock have been reserved for issuance under the 2000 stock plan. As of June 30, 2000, options to purchase 1,246,777 shares of common stock were outstanding at a weighted average exercise price of $75.31 per share, no shares had been issued upon exercise of outstanding options, and 753,223 shares remained available for future grant.

  The administrator of the 2000 stock plan may be either the board of directors or a committee of the board. The administrator determines the terms of options granted under the 2000 stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual receive option grants for more than 2,000,000 shares under the 2000 plan in any fiscal year. Nonstatutory stock options granted under the 2000 stock plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant. Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

  The administrator determines the term of options, which may not exceed 10 years. No option may be transferred by the optionee other than by will or the laws of descent or distribution provided, however, that the administrator may in its discretion provide for the transferability of nonstatutory stock options granted under the 2000 stock plan. Each option may be exercised during the lifetime of the optionee only by the optionee or permitted transferee. The administrator determines when options become exercisable. Options granted under the 2000 stock plan generally must be exercised within 30 to 90 days, as determined by the administrator, after the termination of the optionee's status as an employee or consultant of Phone.com, or within 12 months if termination is due to the death or disability of the optionee, but in no event later than the expiration of the option's term. Options granted under the 2000 stock plan generally vest over a period of four or five years.

  In the event of Phone.com's merger with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to assume or substitute the option, the option will terminate. The administrator has the authority to amend or terminate the 2000 stock plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent.

  1999 Employee Stock Purchase Plan. Phone.com's employee stock purchase plan was adopted by the board of directors in March 1999 and was approved by Phone.com's stockholders in May 1999. As of June 30, 2000, a total of 1,200,000 shares of common stock has been reserved for issuance under the employee stock purchase plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000, 2001, 2002, 2003 and 2004 equal to the lesser of 1,000,000 shares or 1% of Phone.com's outstanding common stock on the last day of the immediately preceding fiscal year. Unless terminated earlier by the board of directors, the employee stock purchase plan shall terminate in March 2019.

  The employee stock purchase plan, which is intended to qualify under Section 423 of the Code, is implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period generally consists of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period commenced on June 11, 1999 and will end on April 30, 2001; the initial purchase period began on June 11, 1999 and ended on January 31, 2000, with subsequent purchase periods ending on April 30, 2000, October 31, 2000 and April 30, 2001. The employee stock purchase plan is administered by the board of directors or by a committee appointed by the board. Phone.com's employees (including officers and employee directors), or of any majority-owned subsidiary designated by the board, are eligible to participate in the employee stock purchase plan if they are employed by Phone.com or a subsidiary of Phone.com for at least 20 hours per week and more than five months per year. The employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which in any event may not exceed 20% of an employee's base salary. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the employee stock purchase plan at any time during an offering period, and participation ends automatically on termination of employment.

  An employee cannot be granted an option under the employee stock purchase plan if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of Phone.com's stock or stock of Phone.com's subsidiaries, or if the option would permit an employee to purchase stock under the employee stock purchase plan at a rate that exceeds $25,000 of fair market value of stock for each calendar year in which the option is outstanding. In addition, no employee may purchase more than 5,000 shares of common stock under the employee stock purchase plan in any one purchase period. If the fair market value of the common stock on a purchase date is less than the fair market value at the beginning of the offering period, each participant in that offering period shall automatically be withdrawn from the offering period as of the end of the purchase date and re-enrolled in the new twenty-four month offering period beginning on the first business day following the purchase date.

  If Phone.com merges or consolidates with or into another corporation or sells all or substantially all of its assets, each right to purchase stock under the employee stock purchase plan will be assumed or an equivalent right substituted by the successor corporation. However, the board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the employee stock purchase plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right of the acquiring corporation. The board of directors has the power to amend or terminate the employee stock purchase plan and to change or terminate offering periods as long as this action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the employee stock purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

Phone.com Limitation of Liability and Indemnification

  Phone.com's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of an individual's fiduciary duties as a director except for liability;

  . for any breach of a director's duty of loyalty to Phone.com or to its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which a director derives an improper personal benefit.

  Phone.com's bylaws provide that Phone.com shall indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. Phone.com believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of an indemnified party. Phone.com's bylaws also permit it to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of a party's status or service as a director, officer, employee or other agent of Phone.com upon an undertaking by the party to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

  Phone.com has entered into separate indemnification agreements with each of our directors and officers. These agreements require Phone.com to, among other things, indemnify the director or officer against expenses (including attorney's fees), judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Phone.com (other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by Phone.com. Phone.com believes that its certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Phone.com also maintains directors' and officers' liability insurance.

  At present, Phone.com is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Phone.com where indemnification will be required or permitted. Furthermore, Phone.com is not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                         STOCK OWNERSHIP OF PRINCIPAL
                         STOCKHOLDERS, MANAGEMENT AND
                            DIRECTORS OF PHONE.COM

  The following table sets forth certain information with respect to beneficial ownership of Phone.com's common stock as of September 15, 2000, as to:

  . each person (or group of affiliated persons) known by Phone.com to own beneficially more than 5% of Phone.com's outstanding common stock,

  .  each of Phone.com's directors,

  . each of the executive officers named in the Phone.com Summary Compensation Table, and

  .  all directors and executive officers as a group.

  Except as indicated in the footnotes to this table and under applicable community property laws, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock. For the purposes of calculating percent ownership, as of September 15, 2000, 83,193,170 shares were issued and outstanding, and, for any individual who beneficially owns shares represented by options exercisable on or before November 15, 2000, these shares are treated as if outstanding for that person, but not for any other person. Unless otherwise indicated, the address of each of the individuals named below is: c/o Phone.com, Inc., 800 Chesapeake Drive, Redwood City, California 94063.

                                                 Amount and Nature Percent of
                                                   of Beneficial     Common
                Name and Address                     Ownership       Stock
                ----------------                 ----------------- ----------
Software.com, Inc.(1) ..........................    27,149,557       32.63%
  525 Anacapa Street
  Santa Barbara, CA 93101
FMR Corp.(2) ...................................    10,232,410       12.30%
  82 Devonshire Street,
  Boston, Massachusetts 02109
Donald J. Listwin (3)...........................             0           0
Alain Rossmann(4)...............................     6,632,782        7.97%
Charles Parrish(5)..............................     1,050,873        1.26%
Alan Black(6)...................................       309,189          *
Mike Mulica(7)..................................       100,000          *
Benjamin Linder(8)..............................       434,400          *
Tony Miranzadeh(9)..............................         8,090          *
Malcolm Bird....................................       124,570          *
Roger Evans(10).................................       376,967          *
Reed Hundt(11)..................................        29,832          *
David Kronfeld(12)..............................        90,786          *
Andrew Verhalen(13).............................     1,101,698        1.32%
All directors and executive officers as a group
 (13 persons)(14)...............................    10,847,757       12.95%

--------
  *   Less than 1%.

 (1) Software.com entered into voting agreements with certain stockholders of Phone.com and 10,633,062 shares of Phone.com common stock are subject to the voting agreements. Software.com also entered into a stock option agreement with Phone.com pursuant to which Phone.com granted Software.com an option to purchase up to 16,516,495 shares of Phone.com common stock under certain circumstances. Software.com disclaims beneficial ownership of these shares.
 (2) As reported in the Schedule 13G dated August 10, 2000, FMR Corp., a parent holding company, has sole power to vote or to direct the vote of 850,100 shares and sole power to dispose or to direct the disposition with respect to 10,232,410 shares. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Phone.com. As further reported in this Schedule 13G, the interest of one person, OTC Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Phone.com, amounted to 4,372,780 shares or 5.26% of the total outstanding common stock at September 15, 2000.

 (3) Mr. Listwin beneficially owned 111,666 shares of Software.com common stock as of September 15, 2000 which will be converted to shares of Phone.com common stock at the effective time of the merger.

 (4) Includes 149,664 shares held by Platane Investments Limited. Mr. Rossmann is the manager of Platane Investments Limited, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (5) Includes 32,582 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

 (6) Includes 299,801 shares held in a revocable trust for the benefit of Alan Black and 9,388 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

 (7) Is comprised entirely of shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

 (8) Includes 125,858 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

 (9) Includes 4,766 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

(10) Includes 120,286 shares held by Greylock Equity Limited Partnership. Mr. Evans is a director of Phone.com and a general partner of Greylock Equity GP Limited Partnership, the general partner of Greylock Equity Limited Partnership. Mr. Evans disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of Greylock Equity GP Limited Partnership with whom Mr. Evans shares voting and dispositive powers over these shares are Henry F. McCance, Howard E. Cox, Jr., David N. Strohm, William W. Helman and William S. Kaiser.

(11) Includes 24,166 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

(12) Includes 16,080 shares held by JK&B Capital, L.P. and 8,040 shares held by JK&B Capital II, L.P. Mr. Kronfeld is a director of Phone.com and general partner of JK&B Capital, the general partner of JK&B Capital, L.P. and JK&B Capital II, L.P. Mr. Kronfeld disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of JK&B Capital with whom Mr. Kronfeld shares voting and dispositive powers over these shares are George Spencer and Eileen Richardson. Also includes 66,666 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

(13) Includes 48,318 shares held by Matrix IV Entrepreneurs Fund LP and 846,658 shares held by Matrix Partners IV LP. Mr. Verhalen is a director of Phone.com and a general partner of Matrix Partners, the general partner of each of Matrix Entrepreneurs Fund and Matrix Partners IV LP. Mr. Verhalen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The other general partners of Matrix Partners with whom Mr. Verhalen shares voting and dispositive powers over the shares are Paul J. Ferri, W. Michael Humphreys, Timothy
      A. Barrows and Andrew Marcuvitz. Also includes 66,666 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

(14) Includes 551,201 shares issuable upon exercise of outstanding options exercisable on or before November 15, 2000.

  Notwithstanding anything to the contrary set forth in any of Phone.com's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this joint proxy statement/prospectus, in whole or in part, the following report and the Stock Performance Graph which follows shall not be deemed to incorporated by reference into any such filings.

         COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The following is a report of the compensation committee of Phone.com's board of directors describing the compensation policies applicable to Phone.com's executive officers during the fiscal year ended June 30, 2000 and through September 30, 2000. The compensation committee is responsible for establishing and monitoring the general compensation policies and compensation plans of Phone.com, as well as the specific compensation levels for executive officers. It also grants options under Phone.com's stock plans. Executive officers who are also directors have not participated in deliberations or decisions involving their own compensation.

General Compensation Policy

  Phone.com's compensation policy is designed to attract and retain qualified key executives critical to Phone.com's growth and long-term success. It is the objective of Phone.com's compensation commitee to have a portion of each executive's compensation contingent upon Phone.com's performance as well as upon the individual's personal performance. Accordingly, each executive officer's compensation package is comprised of three elements: (i) base salary which reflects individual performance and expertise, (ii) variable bonus awards payable in cash and tied to the achievement of certain performance goals that Phone.com's compensation committee establishes from time to time for Phone.com and (iii) long-term stock-based incentive awards which are designed to strengthen the mutuality of interests between the executive officers and Phone.com's stockholders.

  The summary below describes in more detail the factors which Phone.com's compensation committee considers in establishing each of the three primary components of the compensation package provided to the executive officers.

Base Salary

  The level of base salary is established primarily on the basis of the individual's qualifications and relevant experience, the strategic goals for which he or she has responsibility, the compensation levels at companies which compete with Phone.com for business and executive talent, and the incentives necessary to attract and retain qualified management. Base salary is adjusted each year to take into account the individual's performance and to maintain a competitive salary structure.

Cash-Based Incentive Compensation

  Cash bonuses are awarded on a discretionary basis to executive officers on the basis of their success in achieving designated individual goals and Phone.com's success in achieving specific company-wide goals, such as customer satisfaction, revenue growth and earnings growth.

Long-Term Incentive Compensation

  Phone.com has utilized its stock option plans to provide executives and other key employees with incentives to maximize long-term stockholder value. Awards under this plan by Phone.com's compensation committee take the form of stock options designed to give the recipient a significant equity stake in Phone.com and thereby closely align his or her interests with those of Phone.com's stockholders. Factors considered in making such awards include the individual's position in Phone.com, his or her performance and responsibilities, and industry practices and norms. Long-term incentives granted in prior years and existing level of stock ownership are also taken into consideration.

  Each option grant allows the executive officer to acquire shares of Phone.com common stock at a fixed price per share (the fair market value on the date of grant) over a specified period of time (up to 10 years). Options granted to the executive officers prior to June 1999, typically vested in periodic installments over a four-year or five-year period. The options granted to the executive officers between June 1999 through September 2000 vest over a seven-year period, excepting options granted to Messrs. Listwin and Mulica which vest over a four-year period. Phone.com expects that future options granted to executive officers will generally vest over a four- to seven-year period. Accordingly, the option will provide a return to the executive officer only if he or she remains in Phone.com's service for the vesting period, and then only if the market price of the Phone.com common stock appreciates over the option term.

Compensation of the Chief Executive Officer

  Alain Rossmann served as Phone.com's Chief Executive from January 1995 until September 2000. Donald J. Listwin began serving as Phone.com's Chief Executive Officer in September 2000. With respect to each of Messrs. Rossmann and Listwin, the compensation committee determined their respective compensation packages based on the advice of benefit consultants retained for such purposes after evaluating a number of factors including salaries of chief executive officers of companies of similar size in the industry, qualifications and past performance of the executives and Phone.com's performance.

  Mr. Rossmann's salary for fiscal year 2000 was $275,000. Since Mr. Rossmann, as founder of Phone.com, owns a significant number of shares of Phone.com common stock, he has not been granted options to purchase additional shares of Phone.com common stock.

  Mr. Listwin's annual base salary through the end of fiscal year 2001 is $250,000. Mr. Listwin will be eligible for an annual incentive compensation award based upon a target that is equal to at least 50% of his annual base salary with an opportunity to earn up to two times the target amount if he attains objectives defined by the compensation committee. He was also granted options to purchase 6 million shares of common stock on September 18, 2000 by the compensation committee based upon the advice of benefit consultants. If Mr. Listwin's employment is terminated for any reason other than for cause, death, or disability or as a result of an "involuntary termination," he will be entitled to severance pay consisting of his annual base salary and target amount, 50% of his then unvested options will vest, and Phone.com will provide health insurance and life insurance benefits for one year following the termination unless another employer provides Mr. Listwin with comparable coverage. Mr. Listwin's employment agreement also provides that in the event of a "change in control," 50% of Mr. Listwin's unvested options will vest. Under his employment agreement, the merger with Software.com will not constitute a "change in control." If Mr. Listwin is terminated for any reason other than for cause, death, or disability or as a result of an "involuntary termination" within 18 months following a "change in control" transaction, he will be entitled to receive the severance pay and benefits described above, except that 100%, rather than 50%, of his then unvested options will vest.

Deductibility of Executive Compensation

  The compensation committee has considered the impact of Section 162(m) of the Internal Revenue Code adopted under the Omnibus Budget Reconciliation Act of 1993, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the CEO and four other most highly compensated executive officers, respectively, unless such compensation meets the requirements for the "performance-based" exception to Section 162(m). It is the compensation committee's policy to qualify, to the extent practical, its executive officers' compensation for deductibility under applicable tax law. However, Phone.com may from time to time pay compensation to its executive officers that may not be deductible. The non-equity-based compensation paid by Phone.com to each of its executive officers each year is generally expected to be below $1 million and, except as set forth below, the compensation committee believes that most of the options granted under Phone.com's 1995 Stock Plan and 1996 Stock Plan to such officers will meet the requirements for qualifying as performance-based. With respect to the options granted to Mr. Listwin, 1.5 million of the 6 million options granted should qualify for a deduction under Section 162(m). The compensation committee believes that the application of Section 162(m) will not have a significant financial impact on Phone.com.

                  PHONE.COM TRANSACTIONS WITH RELATED PARTIES

  Alan Black was issued full recourse promissory notes to Phone.com to purchase restricted stock under the 1996 Stock Plan. The full principal amount and accrued interest under each note remain outstanding. The terms of the notes are summarized below:

                            Principal
        Date of Note         Amount               Date Due             Interest Rate
      ----------------      ---------         ----------------         -------------
      October 31, 1997      $ 52,000          October 31, 2001             6.24%
         July 20, 1998      $123,750             July 20, 2002             5.49%

                          STOCK PERFORMANCE GRAPH

  The following graph compares the cumulative total stockholder return data for Phone.com's common stock since June 11, 1999, the date of Phone.com's initial public offering of common stock, to the cumulative return over such period of
(i) The Nasdaq Stock Market (U.S.) Index and (ii) S&P Communications Services Index. The graph assumes that $100 was invested on June 11, 1999, the date on which Phone.com completed the initial public offering of its common stock, in the common stock of Phone.com and in each of the comparative indices. The graph further assumes that such amount was initially invested in the common stock of Phone.com at a per share price of $8, the price to which such stock was first offered to the public by Phone.com on the date of its initial public offering, and reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

                  COMPARISON OF CUMULATIVE TOTAL RETURN*

        AMONG PHONE.COM, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX

                   AND S&P COMMUNICATIONS SERVICES INDEX

                        [PERFORMANCE GRAPH APPEARS HERE]
--------

* Assumes $100 invested on June 11, 1999 in stock or index, including reinvestment of dividends through the fiscal year ending June 30, 2000.

                                                      06/11/99 06/30/99 06/30/00
                                                      -------- -------- --------
     Phone.com, Inc. ................................   $100   $350.00  $814.06
     The Nasdaq Stock Market (U.S.) Index............    100    104.48   154.35
     S&P Communications Services Index...............    100    104.13    89.92

         SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Phone.com's directors, executive officers and persons who own more than 10% of Phone.com's common stock, or the reporting persons, to file with the Securities and Exchange Commission, or the SEC, initial reports of ownership and changes in ownership of Phone.com's common stock. Reporting persons are required by SEC regulations to furnish Phone.com with copies of all Section 16(a) reports they file. To Phone.com's knowledge, based solely on its review of the copies of such reports received or written representations from certain reporting persons that no other reports were required, Phone.com believes that during its fiscal year ended June 30, 2000, all reporting persons complied with all applicable filing requirements.

                             SOFTWARE.COM BUSINESS

Overview

  Software.com develops and markets Internet infrastructure software based on open standards and protocols for Internet and telecommunications service providers. It designs this software, which it refers to as Internet infrastructure software, to enable communications service providers to transition to the Internet as the technology foundation for worldwide communications and services. Software.com's infrastructure software platform and related applications are designed exclusively for the communications service provider market: traditional telecommunications carriers; Internet service providers (or ISPs) and wholesalers; cable-based, Internet access providers; application service providers (or ASPs); competitive local exchange carriers; Internet destination sites or portals; and wireless telephony carriers. Software.com believes that a fundamental component of the success and timing of the transition to an Internet-based communications structure will be enabling and empowering those service providers who possess the vision, experience, infrastructure and economies of scale to bring next-generation communications and services to the consumer and business mass-markets. There is significant and increasing competition for users of these new services, especially with the expansion of the wireless market. Therefore, Software.com believes successful service providers must utilize Internet infrastructure platforms and applications that have the ability to perform at increasingly high capacities, or scale, and that have the flexibility to unite both traditional and next-generation communication devices within a common architecture in a cost-effective manner.

  Software.com's business is focused on equipping communications service providers with a highly scalable and extensible infrastructure software platform based on open standards that enables them to offer the most competitive, next generation communication services to millions of subscribers. To accomplish this, it provides its customers with a scalable and extensible software platform and selected applications leveraging the underlying components of this platform, as well as a broad range of consulting and customer support services that complement these offerings. Since Software.com's founding in 1993, its vision has remained the same-supplying standards-based, service provider software solutions enabling Internet and communications services.

  In the race to build user bases, service providers increasingly focus on providing applications and services that help attract and retain customers. Software.com's initial applications, based on the underlying infrastructure software platform have been designed to provide service providers with a common platform for multiple electronic messaging services. Internet electronic mail, or Internet email, has proven to be one of the most popular applications on the Internet and a compelling application for attracting subscribers. The growth in the use of Internet email has also attracted businesses, as email becomes a routine method of communicating among employees and with customers, vendors, and partners. As service providers seek to differentiate offerings to attract more business users, service providers are expanding basic email service to create new and innovative Internet-based messaging services, including "fail-safe" email, wireless messaging, and new types of unified communications services such as integrated email, faxmail and voicemail.

  To take advantage of opportunities in both consumer and business messaging, service providers must deploy messaging services capable of meeting the evolving needs of these groups. Service outages or the loss of messages can lead to adverse publicity for service providers, and can result in the loss of substantial numbers of subscribers. In order to leverage infrastructure investments, service providers must provide systems that can grow to accommodate hundreds of thousands, or even millions, of users and the rapidly increasing number of messages being sent by their larger user bases. Most service providers, however, have neither the products and services in place nor the existing internal technical and development capabilities to address this enormous growth.

  Software.com's service provider customers deploy its scalable, high-performance infrastructure software platform and related applications to deliver advanced messaging services to their consumer and business subscribers. Its products have been proven to deliver messaging services in some of the most demanding service provider environments in the world, including those of AT&T WorldNet(R) Service, Excite@Home, Japan Telecom, Sprint PCS, Telecom Italia Net, Telecom Italia Mobile and Verizon. As of June 30, 2000, Software.com had licensed approximately 116 million seats and estimates that approximately 70 million of these seats had been activated. It combines its infrastructure software platform, applications and services to create advanced solutions that provide several benefits to communications service providers.

  Software.com's infrastructure software is designed to easily scale and enable a service provider to offer an increasing array of applications and services to a rapidly-growing number of subscribers. Software.com designs its products to be highly available, meaning that a user can access the service when needed, as well as highly reliable, meaning that the users do not lose data that is sent or received. In addition, its technology enables service providers to create, manage, and host multiple offerings on the same infrastructure software platform. A service provider can therefore easily tailor feature sets to meet the different and evolving needs of individual segments of its subscriber base. In addition to its infrastructure software, Software.com offers business planning, system design, capacity planning, on-site operations training, and integrated support services to help service providers rapidly pilot, launch and scale innovative new service offerings. After completion of a consulting engagement, Software.com's professional services staff passes essential, site-specific knowledge to its support staff to facilitate a smooth transition from deployment to ongoing customer care. It supports its customers' sites on a 24 hour basis and has developed sophisticated tracking and response systems to provide customers with the highest quality support.

  Software.com's goal is to be the leading provider of Internet infrastructure software designed for communications service providers. To this end, it intends to continue its exclusive focus on the communications service provider market. Software.com believes that its exclusive focus on service providers, as opposed to the enterprise market, enables it to better identify and offer the feature sets and attributes that are required for its products to be successful in the communications service provider marketplace. Within the communications service provider marketplace, it focuses its sales efforts on the world's largest service providers. Software.com believes that this strategy allows it to capture the broadest possible user base while targeting a limited number of accounts. It also believes that winning the large, well-known accounts helps its sales to smaller and medium sized providers by enhancing its reputation as a leading provider of Internet infrastructure software in the communications service provider market. Software.com also intends to leverage its infrastructure software platform to build additional service provider applications. For example, Software.com has integrated web-based technology, acquired in the Mobility.Net acquisition of April 1999, to enhance the performance of its existing Web interface and ultimately extend the reach of its infrastructure software platform to encompass additional Web-based applications. Software.com has pursued a similar strategy to leverage the wireless technologies acquired in the Telarc acquisition of October 1999. In April 2000 Software.com acquired AtMobile.com, Inc., (or AtMobile), a wireless Internet application developer with Instant Messaging technology and Wireless Intelligent Network integration expertise. Software.com is working on integrating the AtMobile wireless applications to leverage the infrastructure software platform and increase the scope of service offerings for communications service providers. Software.com intends to add more applications as extensions to the infrastructure software platform through internal development, external development programs, partnering arrangements or the acquisition of third party technologies. Software.com also intends to continue to leverage the expertise of its professional services organization to help customers design, build, and deploy systems based on its products.

Products and Services

  Software.com has developed a scalable, extensible infrastructure software platform that provides the foundation for its applications. This platform is the core technology that underlies its three current messaging applications:
Post.Office, InterMail Kx, and InterMail Mx. These product packages enable service providers to support a user base ranging from hundreds to millions of subscribers, for both consumers and businesses. The following table sets forth the target customer and architecture for these product packages:

                             Post.Office             InterMail Kx                InterMail Mx
                         ------------------- ----------------------------- -------------------------
Target Customer......... 100 to 25,000 users 25,000 to 400,000 users       250,000 and above users
Architecture............ Single server       Multiple servers, distributed Multiple servers,
                                             and modular                   distributed and modular
Operating System........ NT, UNIX            UNIX                          UNIX
Directory...............                     Single application LDAP       Multiple application,
                                             directory                     highly scalable LDAP
                                                                           directory
Object Store             Single multimedia   Single, highly-parallel       Multiple, highly-parallel
 Technology............. object store        multimedia object store       multimedia object stores

Post.Office

  Designed to meet the messaging needs of small to medium size service providers, Post.Office is typically chosen by service providers with 100 to 25,000 users, although it can scale to support up to 250,000 subscribers on a single UNIX server. E-mail system administrators, or postmasters, can use Post.Office to easily administer their entire email systems, while allowing end users to manage their individual email accounts. Post.Office provides a user-friendly administration interface featuring fill-in-the-blank forms and pop-up options assisted by Web-based help links. Post.Office offers a broad array of security features, including multiple password protection levels and numerous user restriction settings. Post.Office also provides a variety of features for preventing the sending and receiving of Internet junk mail, or "spam." Post.Office operates independently of the host computer system, making it difficult to compromise the main system security through the email application.

InterMail Kx and InterMail Mx

  The InterMail Mx and InterMail Kx product packages are designed to meet the rapidly evolving needs of communications service providers and provide the foundation for continued growth in applications and service offerings. InterMail Kx and InterMail Mx are designed to enable service providers to offer premium consumer, business, and Web-based messaging services from a single, integrated solution. InterMail Kx is designed for fast-growing, medium-sized service providers with a subscriber base of up to 400,000. InterMail Mx, which is designed for the largest service providers, scales to support millions of subscribers. The InterMail Kx and InterMail Mx product packages provide postmasters with a suite of powerful system administration tools that enable streamlined subscriber account creation and management. InterMail Kx and InterMail Mx components run on multiple servers, providing greater scalability, reliability, and performance than a single server system.

  Within the InterMail Kx and InterMail Mx product packages, Software.com has developed a broad set of customizable messaging applications, which are designated as different editions: InterMail Standard Edition, InterMail Business Advantage Edition and the recently developed, initial version of InterMail IP Unified Messaging (IPUM) Edition. InterMail Mx also offers the InterMail Mx Mobile Mail Edition, specifically designed for mobile messaging users. These editions provide a range of functionality and allow service providers to create and customize multiple classes of service at varying price points for consumer and business subscribers. A single InterMail Kx or InterMail Mx installation can host multiple classes of messaging services, thereby eliminating the expense associated with running separate systems. These capabilities help service providers to expand market share, retain subscribers, lower total cost of ownership, and derive increased profits from their businesses. Additionally, Software.com recently began selling a highly scalable, Lightweight Directory Access

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Protocol (LDAP) Directory, as part of InterMail Mx, and upon which its service provider customers can design and develop multiple directory applications.

  InterMail Standard Edition-Designed for service providers offering consumer email or hosting the consumer-oriented services of another service provider, InterMail Standard Edition provides a standard post office protocol or POP3 mailbox, and interfaces with commonly used desktop email clients such as Microsoft Outlook and Outlook Express, Netscape Navigator, and QUALCOMM Eudora. InterMail Standard Edition also includes the ability to access mailboxes from any location where the Internet can be accessed through commonly used Internet browsers such as Microsoft Internet Explorer and Netscape Navigator. InterMail Standard Edition is typically bundled with dial-up or cable access as part of an entry level service provider offering. As with all its InterMail editions, InterMail Standard Edition supports individual account spam protection.

  InterMail Business Advantage Edition-Designed for service providers offering managed messaging to businesses or hosting the business-oriented services of another service provider, InterMail Business Advantage Edition enables service providers to offer fully-functional business mailboxes. InterMail Business Advantage Edition provides a full range of advanced features, including the advanced Internet protocol for delivery and retrieval of messages known as IMAP4, enhanced message encryption, delegated administration, and customer self-care tools.

  InterMail IP Unified Messaging Edition-InterMail IP UM Edition is designed to provide a full function "universal mailbox" that works with Internet standards-based voicemail and faxmail network components. Software.com's solution is intended to be a cost-efficient replacement for traditional call answering, or as a more functional universal mailbox where email, faxmail and voicemail messages are stored in a single mailbox accessed either by telephone or computer.

Wireless

  Software.com has developed InterMail Mx Mobile Mail Edition and will continue to develop additional wireless applications, based on its infrastructure software platform, to enable service providers to meet the increasing demands of both consumer and business customers to expand mobile communications and access to Internet content and services beyond wireline devices. For example, it has developed products designed to enable the extraction and encoding of Internet data (typically found in HyperText Markup Language (HTML), the document format language used on the World Wide Web) into a document format language, such as Wireless Markup Language (WML) or compact HTML (cHTML), that is readable on particular wireless devices.

Professional and Support Services

  Software.com has designed its professional services offerings to enable its customers to bring their service offerings to market more quickly by leveraging its significant expertise in deploying and managing large-scale messaging solutions. Software.com's professional services offerings include a wide range of consulting services such as business planning services, system assessment, system architecture review, system migration, and operations management, as well as rapid deployment and integration of its InterMail messaging products. It offers professional services in connection with the initial deployment of its products, as well as on an ongoing basis to address the continuing needs of its customers. Its services are designed to ensure on-
schedule implementation, whether the customer is installing a completely new system, migrating from an old system, or expanding an existing Software.com system. It works with its customers to ensure that all of the components of their messaging systems are selected, configured, and integrated to manage subscriber services and growth. As of June 30, 2000, Software.com's professional services staff consisted of 76 employees. In addition, it also supplements its professional services staff with outside contractors from time to time.

  Software.com's Support Solutions group provides 24 hour global support services to meet the demanding needs of the largest service providers. For each customer, it designates a primary support engineer with responsibility for fielding and addressing all support issues for that customer. Software.com monitors support

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issues internally using a variety of integrated processes, including regular customer interaction sessions. Customers have access to a dedicated Web site where information on past and outstanding issues is posted, and through which updates and upgrades can be delivered for ease of implementation. Software.com maintains support groups in Santa Barbara, California and Lexington, Massachusetts for North American customers, as well as Windsor, England and Naarden, the Netherlands for European customers, Hong Kong, PRC for Asian customers and Tokyo, Japan for Japanese customers. As of June 30, 2000, its customer support group consisted of 31 employees.

Customers

  Numerous service providers around the world use Software.com's products as the platform for their Internet messaging applications. As of June 30, 2000, over 1,000 service providers had purchased licenses for its Post.Office and InterMail messaging software. Software.com's customers range from some of the largest communications service providers in the world, with millions of users, to local Internet service providers providing Internet connectivity and services with a hundred or more users. In 1999 no customer accounted for more than 10% of revenue. The majority of its customers can be classified according to the following criteria:

  . Traditional Telecommunication Carriers: These customers are comprised of the Internet service provider organizations within established telecommunications companies, such as the Regional Bell Operating Companies (RBOCs) in the United States and national telephone companies overseas.

  . Internet Service Providers (ISPs) and Wholesalers: This group is made up of companies focused primarily on providing Internet connectivity and related services enabled by the Internet, such as Web hosting and managed messaging. Software.com's customers in this group include hundreds of local ISPs in North America, South America, Europe, and Asia focused on providing Internet services to local communities.

  . Cable-based Internet Access Providers: Software.com's customer base includes a number of companies focusing on providing Internet services to end users through broadband access, notably cable modems. Some of these customers partner with cable companies, and some are wholly owned divisions within established cable providers.

  . Application Service Providers: These customers are comprised of the increasing number of companies that host specific applications as a service to their end users.

  . Competitive Local Exchange Carriers (CLECs): This group is made up of companies, other than RBOCs, that offer local phone service. These companies typically also offer Internet connectivity and services.

  . Internet Portals: A number of companies position themselves as Internet destination sites, or portals, a point of entry to the Internet for a consumer or business. Many of these portals offer messaging services to consumers without charge, generating revenues instead by selling advertising space on the message screens.

  . Wireless Telephony Carriers: This group is made up of companies that offer wireless network services (such as telephone and short messaging services) and, increasingly, Internet access and services (such as content delivery to mobile devices).

Strategic Relationships

  Software.com has established a number of formal and informal relationships with companies that provide Internet infrastructure components and software to service providers. It works with these companies to expand sales channels and to develop additional applications and services based on Software.com's infrastructure platform. Set forth below are descriptions of its relationships with several of its partners:

  Cisco Systems. Software.com has been working with Cisco Systems on a variety of product development efforts, including unified communications based on Internet protocols, network (hosted) applications, and

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directory technology. Its work with Cisco has focused on providing solutions for common customers and partners. In February 1997, Cisco made the first of two equity investments in Software.com.

  Hewlett-Packard. Hewlett-Packard has selected InterMail as its preferred messaging application for the service provider market. Hewlett-Packard markets solutions, including its applications, to rapidly growing service providers that are building the infrastructure to offer unified communications and managed messaging services and to those offering Internet services to consumers and businesses. Software.com also works closely with Hewlett-Packard to improve the performance and customization of its applications on Hewlett-Packard's HP-UX operating systems. In April 1999, Hewlett-Packard purchased a minority equity interest in Software.com.

  IBM. IBM offers InterMail Kx and Post.Office on its high performance operating systems and hardware, including bundled offerings of InterMail Kx and Post.Office on its servers. Software.com's works with IBM on a high availability, high reliability, carrier-scale performance solution based on InterMail and IBM's Serial Storage Architecture disk subsystems, and high-availability cluster multiprocessing software. In addition, IBM integrates its Intelligent Subscriber Management System with InterMail for IBM's service provider customers.

  Telcordia Technologies. Software.com's Strategic Solutions and Professional Services groups have been working with Telcordia Technologies (formerly Bellcore) on deploying a next-generation, unified messaging platform based on standard Internet protocols. It will continue to partner with Telcordia to explore emerging opportunities created by the convergence of voice and data networks, including voicemail and faxmail based on Internet protocols.

  Nortel. Nortel Networks has selected the InterMail platform as a messaging component of its Managed Application Services Initiative, giving application service providers (ASPs) an end-to-end solution. It will continue to partner with Nortel to explore emerging opportunities created by the convergence of voice and data networks, including voicemail and faxmail based on Internet protocols in the ASP market.

  Software.com works closely with many other UNIX vendors to customize its messaging software to run on their systems. These relationships enable Software.com to sell its products to service providers that use different hardware platforms. It has relationships with Sun Microsystems (for Solaris) and Compaq/DEC (for Digital UNIX). It also works on integration, sales and marketing projects with other companies that currently sell in the service provider market, including several billing/provisioning systems vendors.

Sales

  Software.com markets and sells its Internet infrastructure software and services exclusively to communications service providers. Its sales strategy focuses on the pursuit of key accounts worldwide through a direct sales force and additional market segments through a combination of direct and indirect channels. It divides the communications service provider market into three segments: Tier One, Tier Two, and Tier Three. Software.com's sales approach for a given customer depends upon the tier in which it categorizes the customer's account.

Tier One Accounts

  Tier One accounts consist of a designated list of the largest and most well-known communications service providers in the world, and are targeted by its direct sales force. Software.com's InterMail Mx product is specifically designed for these Tier One accounts whose current subscriber base generally exceeds 250,000 users, and whose projected subscriber base generally exceeds one million users. Software.com has Tier One direct sales force personnel located in California, Washington, Colorado, Texas, Virginia, Massachusetts, England, Germany, France, Italy, Spain, the Netherlands, Sweden, Japan, Korea, Australia, and the People's Republic of China (PRC). The direct sales force is organized into account teams, consisting of a sales director and a sales engineer, or "technology consultant," and shared account managers. Each team has responsibility for a designated number of Tier One accounts in the region. Software.com generate sales leads for Tier One accounts through a

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combination of direct and indirect initiatives, such as conferences, presentations and responses to requests for proposals. The Tier One sales process typically involves a large expense commitment from Software.com and the sales cycle in these accounts lasts from several months to over a year. Software.com intends to increase the size of its direct sales force in the Americas, Europe, and Asia to further pursue Tier One account opportunities. In addition, Software.com intends to engage more strategic partners to increase its indirect channels for Tier One accounts.

Tier Two Accounts

  Software.com characterizes Tier Two accounts as those service providers with a current subscriber base in excess of 25,000 users and a projected subscriber base of up to 400,000 users. The performance and feature requirements of Tier Two accounts are closely aligned with those of larger service providers. Software.com offers the InterMail Kx package to satisfy the requirements for these Tier Two accounts. It targets these accounts through a combination of direct and indirect channels, referred to as the "territory" channel. Software.com has Tier Two direct sales force personnel located in California, Colorado, Massachusetts, Texas, Florida, Virginia, Italy, Japan, PRC, Singapore, and the Netherlands. The Tier Two direct sales force is complemented by multiple indirect distribution channel partners, including resellers, systems integrators, and joint marketing partners, such as IBM, Nortel and Hewlett-Packard. The majority of its indirect sales partners purchase software from Software.com at a specified discount and resell the software to their customers. The indirect channels are designed to increase geographic sales coverage for Tier Two service providers and to leverage the existing sales organizations of key strategic partners. Software.com is in the early stages of building these distribution channels and intends to significantly increase its indirect channel for territory sales.

Tier Three Accounts

  Tier Three accounts consist of small to medium size service providers that operate on a single-server architecture and typically have an installed base of less than 25,000 users. In general, these small to medium size service providers are best suited for the Post.Office product package. Software.com targets these accounts primarily through indirect channels, including resellers, systems integrators, and joint marketing partners. However, Software.com also has several Tier Three direct telephone sales force personnel located in California. It conducts a substantial amount of Tier Three sales via its external website with direct software downloads to users.

Marketing

  Software.com engages in a broad range of marketing activities, including advertising its products and services in print and electronic media, sponsoring seminars and events for customers and potential customers, participating in trade shows and conferences, and providing product information through its Web site. It also works closely with the marketing departments of its strategic partners and customers to promote new service offerings, including their messaging initiatives, that are enabled by its products. These efforts are augmented with the assistance of several public relations firms specializing in the technology marketplace in an effort to further establish and define the market for highly scalable infrastructure software for communications service providers. For the Tier Two and Tier Three market segments, Software.com periodically undertakes direct mail programs designed to promote brand name awareness and inform existing customers of advances in product features. In addition, it periodically publishes white papers and industry reports to promote awareness of its technology and advances in industry practices.

Technology

  Infrastructure Software Platform

  Software.com has developed a scalable, high performance infrastructure software platform upon which its service provider customers can build Internet standards-based applications and services, such as messaging. This infrastructure software platform consists of a number of core technologies and/or components. Software.com's

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software "partitions" or separates application processing into a series of steps, such as retrieving a message from the Internet, storing it on disk, and delivering it to the user. The software for each step is called a component, and a set of partitioned components makes up a cluster. The components and the clustering concept are described below.

  Replicated, Multi-Master Directory. The central component of Software.com's software infrastructure platform is the directory repository, which stores information about each user of the application. Each component in a distributed platform needs to access common information, such as a user's name and password. This data is accessed every time an application interacts with a user or with another application in a cooperative processing environment. As a result, specialized, replicated directory technology is needed to support a large cluster. Software.com's directory has a core database that contains the common information and a set of high-speed multi-threaded partitioned replicas of that information, meaning that different operations can take place concurrently within the same program. By using multiple replicas, the common information can be accessed a virtually unlimited number of times. The replicas support the industry standard Lightweight Directory Access Protocol
(LDAP) access, so third party applications can access information in a standard format. The directory is a "multi-master" system, meaning that applications can access or add information to any replica and the directory will automatically update the database and other replicas so that data is consistent across all components. These advanced replication and updating protocols are unique to the directory system and are a key element in providing scalability. Numerous enhancements, such as partial replication, transaction support and batch processing make the Software.com directory an infrastructure component and a centrally provisioned entity in the system.

  Multimedia Object Store. The object-level storage component is used to reliably and efficiently store, organize and retrieve a variety of data types, including text, graphics, voice, audio, video, and facsimile. In Software.com's storage component, data is accessed via an object-oriented software layer, which uses self-contained, reusable pieces of software code known as "objects" to separate, protect, and isolate the data from the components that use it, so that both the data structures and components can be independently updated. Software.com's object store is multithreaded, meaning that several specific tasks within the component are run in parallel. It utilizes a high degree of caching, where frequently used information is kept in memory, to increase performance and scalability for data intensive operations. The object store has an extensible file system layout, so that additional storage can be added while the system is on-line, supporting high availability operation.

  Partitioned Cluster Architecture. The Software.com architecture consists of software components arranged as a loosely coupled cluster. All components can run on a single computer for a smaller system, or can be distributed across many computers for a large system. When required, components can be duplicated to provide even more capacity. The partitioned cluster architecture increases performance and capacity by doing steps in parallel on separate computers. Disk intensive operations, such as saving messages on the disk, are separated from network intensive operations, such as delivering messages to the Internet. The computer running a disk-intensive component can be optimized for high-speed disk access, while the network intensive component can run on a much less expensive computer. Partitioning increases overall performance and capacity while minimizing hardware costs. Components are location independent in that they can be freely moved from one computer to another to reconfigure the cluster. Hardware can be added or removed from the cluster while it continues to operate. Duplicating individual partitions enables high-availability or non-stop operation, where the cluster continues to run even with a particular partition out of service.

  Distributed Object Protocol. Software.com has developed an innovative distributed object communications protocol for reliable, efficient communications between the components. This protocol, called Remote Method Execution, or RME, supports messaging transactions and journaling to ensure that the cluster is reliable. A transaction is composed of several operations, such as inserting a message into a user's mailbox. Software.com's transaction software ensures that every operation is either fully completed or fully reversed so it can be done at a later time. A list of completed transactions is kept in a separate file, called a journal. The journal is used to reconstruct the messages in the event that there is a system failure. In addition, RME has a

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"versioning" mechanism that allows older components to properly work with newer ones. This allows upgrading the cluster to new software while the cluster is running for non-stop operation. RME provides a high performance programming interface to all components and enables Software.com and third parties to create new messaging applications.

  Access and Delivery Components. Software.com's cluster has a set of data access and delivery servers that implement industry standard protocols, such as those used in messaging. The Message Transport Agent (MTA) implements simple mail transfer protocol or SMTP, the standard protocol used to send mail from one computer to another on the Internet. POP3 and IMAP4 data access components implement the protocols used by desktop email applications, such as Microsoft Outlook or Netscape Navigator. The Web component provides a complete Web server for accessing email using standard browsers. Software.com's Mobility.Net technology provides additional flexibility for service providers to customize their Web interfaces. The number and type of access components can be optimized to meet the requirements of particular service providers.

  Applications and Related Technologies.

  Unified Messaging. Software.com's software infrastructure platform has been integrated with voice-over Internet protocol, or VOIP, gateway services from vendors such as Cisco Systems. In a typical unified communications system, voice and fax data are converted into email messages, which are then delivered to the message storage system for storage and retrieval. An LDAP directory provides account and mailbox information storage. Software.com's unified messaging platform also provides service providers the ability to leverage their existing subscriber bases and offer enhanced services such as unified mailbox and integrated fax services. In addition to offering a unified communications platform for new market entrants, Software.com's software infrastructure platform may also allow a service provider to replace legacy voice mail servers, thereby reducing costs, increasing telephony bandwidth and maintaining a flexible service creation platform.

  Telephony Integration. Software.com's Telarc technology provides an infrastructure for the convergence of IP network services and telephony network services by enabling IP-based access directly to networks using standard telephony protocols known as Signaling System 7 (SS7) protocols. The SS7 protocols form an important infrastructure component for the delivery of voice and information over the various wireless networks. Software.com's Telarc technology also allows it to offer products to service providers in the short messaging services market by allowing direct access to the mobile switching centers of a wireless telephony provider.

  Software.com is working to layer applications developed from the AtMobile technology upon the Telarc infrastructure. It plans to leverage AtMobile's Wireless Intelligent Networking expertise and its Instant Messaging technology with the LDAP directory to address the wireless data services needs of wireless network carriers, to produce a wireless Instant Messaging product, and ultimately to enhance its software infrastructure platform and short messaging technology. Software.com's goal is to enable its customers to provide end-to-end wireless unified communications solutions to their subscribers.

  Mobility.Net Technology. Software.com's Mobility.Net technology consists primarily of software designed to improve a user's ability to retrieve and send electronic messages using a Web browser. This is referred to as a Web access server. It has integrated the Mobility.Net technology into its Post.Office and InterMail product packages to improve the performance of its Web access server and to enable Software.com to offer additional features that are dependent on advanced Web access server technology.

  Software.com has made substantial investments in research and development. It believes that its future performance will depend in large part on its ability to maintain and enhance its current platform and product families, develop or acquire new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of service provider requirements. As of June 30, 2000, Software.com's research and development staff consisted of 170 employees.

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Competition

  The market for Internet infrastructure software products and services is intensely competitive, and Software.com expects it to become increasingly so in the future. Software.com competes in its core service provider market with many software providers and, in some instances, with outsourced messaging providers who have either internally developed or acquired their own messaging software. It also competes, principally on the basis of performance, features and price, against messaging solutions based on public domain software code that is developed and enhanced internally by service providers. Software.com competes to a more limited extent with providers of messaging applications designed for the enterprise market.

  Software.com's current software competitors in the service provider market include iPlanet E-Commerce Solutions (a SunNetscape Alliance) and Isocor, which was recently acquired by Critical Path. It also indirectly competes with Critical Path when it offers outsourced messaging to the service provider market and with Microsoft, whose current messaging product was developed for the enterprise market but is sold to some service providers. In addition, with Software.com's release of a highly scalable LDAP directory with InterMail Mx, it will more directly compete with Novell's NDS technology and Microsoft's Active Directory product, to the extent that these products are marketed to service providers. In addition, as it continues to enter the wireless messaging market, a rapidly developing field, several larger companies could turn out to be its competitors. Software.com believes that competition will intensify as its current competitors increase the sophistication of their offerings and as new market participants, including additional providers of outsourced messaging services enter the market. Many of its current and future competitors have longer operating histories, larger installed customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than it does. In addition, these competitors may benefit from existing strategic and other relationships with each other or with Software.com's current customers. Software.com must respond quickly and effectively to the new products, services, and enhancements offered by its competitors in order to continue its growth.

  Microsoft, among other software providers, is well-positioned to become increasingly competitive in Software.com's core service provider messaging market. Software.com believes that Microsoft is currently in the process of developing electronic messaging software to compete more directly in its core service provider market. Because of its dominance in other software markets, Microsoft has many competitive advantages over Software.com. For example, Microsoft could incorporate electronic messaging technology into its Web browser software, its client operating system or email interface, or its server software offerings, possibly at no additional cost to service providers or end users. In addition, Microsoft may promote technologies and standards that are not compatible with Software.com's technology, or that are less compatible with Software.com's technology than competitive products offered by Microsoft. Software.com believes that Microsoft's increasing presence in the electronic messaging software industry will dramatically increase competitive pressure in the market, leading to increased pricing pressure and longer sales cycles. These competitive pressures may force Software.com to reduce the prices of its products, and may also materially reduce its market share.

  In addition to the existing competitors listed above, voicemail solutions providers could be formidable competitors in the unified communications infrastructure software and Internet voicemail markets because of their established presences as voicemail providers to the service provider market and ownership of technologies for the conversion of voice to data. If it is unable to cooperate or compete effectively with Microsoft, existing voicemail solution providers, or its other existing or emerging competitors, Software.com's business, financial condition, and operating results will suffer.

Intellectual Property and Proprietary Rights

  Software.com's ability to compete and continue to provide technological innovation is substantially dependent upon internally developed technology, including the entire InterMail product line. It relies on a combination of copyright, trade secret, patent and trademark law to protect its technology, although it believes that other factors such as the technological and creative skills of its personnel, new product developments, frequent product and feature enhancements, and reliable product support and maintenance are more essential to

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maintaining a technology leadership position. As of June 30, 2000,
Software.com had one patent issued and a number of patent applications, primarily for wireless subject matter.

  Software.com generally enters into confidentiality and nondisclosure agreements with its employees, consultants, prospective customers, licensees, and corporate partners. In addition, it controls access to and distribution of its software, documentation, and other proprietary information. Except for certain limited escrow arrangements, it does not provide third parties with access to the source code for its products. Despite Software.com's efforts to protect its intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Effectively policing the unauthorized use of its products is time-consuming and costly, and there can be no assurance that the steps taken by Software.com will prevent misappropriation of its technology, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

  Software.com attempts to avoid infringing known proprietary rights of third parties in its product development efforts. However, it does not regularly conduct comprehensive patent searches to determine whether the technology used in its products infringes patents held by third parties. There are many issued patents as well as patent applications in the Internet infrastructure software and electronic messaging fields. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to its software products. In addition, Software.com's competitors and other companies as well as research and academic institutions have conducted research for many years in the electronic messaging and wireless fields, and this research could lead to the filing of further patent applications. If Software.com were to discover that its products violated or potentially violated third party proprietary rights, it might not be able to obtain licenses to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can Software.com be certain that any licenses would be available on commercially reasonable terms.

  Substantial litigation regarding intellectual property rights exists in the software industry, and Software.com expects that its software products may be increasingly subject to third-party infringement claims as the number of competitors in its industry segments grows and the functionality of software products in different industry segments overlaps. Any third-party infringement claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require Software.com to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to Software.com, if at all. A successful claim of infringement against Software.com and its failure or inability to license the infringed or similar technology could have a material adverse effect on its business, financial condition, and results of operations.

Employees

  As of June 30, 2000, Software.com had 488 full-time employees, 170 of whom were in research and development, 119 in sales and marketing, 140 in services and support and documentation, and 59 in general and administrative. None of its employees is represented by a labor union. It has not experienced any work stoppages, and it considers its relations with its employees to be good.

Legal Matters

  From time to time Software.com has been subject to legal proceedings and claims in the ordinary course of business. Although it is not currently involved in any material legal proceedings, Software.com expects that it will in the future be subject to legal disputes, including claims of alleged infringement of third party patents, trademarks, and other intellectual property rights by Software.com or its licensees. Any claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Software.com is not aware of any legal proceedings or claims that Software.com believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, or results of operations.

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Facilities

  Software.com's corporate headquarters are located in Santa Barbara, California, where it has multiple leases for approximately 43,000 square feet of space in separate office buildings. Software.com's East Coast headquarters are located in Lexington, Massachusetts, where it has a lease for approximately 32,000 square feet of space in a single office building. Software.com leases additional space in San Mateo, California; Bellevue, Washington; and Hauppauge, New York for development personnel. Software.com's primary European operations are located in Naarden, the Netherlands, with an additional office in Windsor, England. Primary Asian operations are located in Tokyo, Japan, and Hong Kong, PRC. In addition to these facilities, Software.com also leases office space for sales personnel in Dallas, Texas; Denver, Colorado; Reston, Virginia; Germany, Australia and Korea. Software.com believes that these existing facilities are adequate to meet current foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

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                     SOFTWARE.COM'S MANAGEMENT DISCUSSION
                    AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Overview

  Software.com is a leading developer and provider of scalable Internet infrastructure software applications. Its products and services are specifically designed to enable service providers to market Internet-based services to businesses and consumers. Software.com has focused on developing carrier-scale, high performance messaging and directory software applications for providers of Internet communications and services. Software.com currently develops, markets, sells, and supports a variety of Internet standards-based messaging and directory software to customers worldwide, including traditional telecommunications carriers, Internet service providers and wholesalers, application service providers, cable-based Internet access providers, competitive local exchange telephone carriers, Internet destination sites or portals and wireless telephony carriers. Software.com has developed three product packages: InterMail Mx, InterMail Kx and Post.Office based on its infrastructure platform. These products allow Software.com's customers to provide a variety of advanced messaging services to their Internet- based consumer and business users.

  In April 1999, Software.com completed the acquisition of Mobility.Net Corporation, a California company incorporated in July 1996. Mobility.Net developed an integrated Web mail and calendaring system using a Java-based technology platform that complements Software.com's product offerings. The acquisition of Mobility.Net has been accounted for as a pooling-of-interests. Accordingly, the financial information presented reflects the combined financial position and operations of Software.com and Mobility.Net for all dates and periods presented. In October 1999, Software.com completed the acquisition of Telarc, Inc., which provides carrier-scale Short Messaging Service (SMS) technologies that complement Software.com's product offerings. The acquisition of Telarc Inc. has been accounted for as a purchase. In April 2000, Software.com completed its acquisition of AtMobile.com, Inc., or AtMobile, a leading wireless Internet application service provider with wireless Instant Messaging technology and Wireless Intelligent Network integration expertise. The acquisition of AtMobile has been accounted for as a pooling-of-interests. Accordingly, the financial information presented reflects the combined financial position and operations of Software.com and AtMobile for all dates and periods presented. In June 2000, Software.com completed its acquisition of bCandid Corporation, or bCandid, a market leader in providing carrier-class discussion server infrastructure software to service providers worldwide. The acquisition of bCandid has been accounted for as a purchase.

  On August 8, 2000, Software.com signed a definitive merger agreement with Phone.com. Under the terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, stockholders of Phone.com and Software.com will each own approximately 50 percent of the combined company. Each Software.com stockholder will be entitled to receive 1.6105 shares of Phone.com common stock for each share of Software.com common stock. The merger is expected to be accounted for as a pooling of interests and is intended to be tax-free to stockholders of both companies. Subject to stockholder and regulatory approval and other standard closing conditions, the merger is expected to close at the end of fiscal 2000.

  Software.com recognizes revenue from sales of software upon delivery of a license key to the customer, provided that persuasive evidence of an arrangement exists, the license fee is fixed and determinable, and collection of the fee is considered probable. If the license agreement has a multi-year term, as is typical with an InterMail Mx contract, or the license fees are calculated based on variable measures, such as the number of mailboxes in use, Software.com recognizes revenue as the customer activates mailboxes on their system. When Software.com enters into a contract where a customer may activate up to a specified number of mailboxes and support and maintenance fees are based on that specified number, it recognizes revenue evenly and ratably as payments become due over the term of the arrangement. When Software.com enters into license agreements under which its revenues are based on a percentage of its customer's revenues, Software.com recognizes revenue as earned and reported by the customer. Revenues from sales to significant resellers are not recognized until the product is sold through to the end user and the license key is issued.

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  Service revenue is composed of revenue from support and maintenance contracts as well as professional services and training. Revenues from support and maintenance contracts are recognized ratably over the term of the support and maintenance period. Substantially all of Software.com's InterMail Mx and InterMail Kx customers purchase support and maintenance, which is paid generally on a quarterly basis. Although the majority of Software.com's Post.Office customers initially purchase an annual support and maintenance contract, a relatively small percentage of these customers renew the contracts after the first year. This is primarily due to the ease of use of the product and the customers' ability to purchase more economical "per-incident" support services. Consulting services revenues are primarily related to deployment services performed on a time-and-materials basis under separate service arrangements. Software.com recognizes revenue, contract costs, and profit on management and consulting contracts for fixed fee contracts on the percentage-completion method. Revenue, contract costs, and profit on time-and-material of-contracts are recorded based upon direct labor hours at fixed hourly rates and cost of materials as incurred. When current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded. When software and services are billed prior to the time the related revenue is recognized, deferred revenue is recorded.

  In a typical InterMail Mx customer relationship, Software.com receives software license revenue, support and maintenance revenue, and professional services revenue. Software.com recognizes these three types of revenue at different stages of its customer relationship. Substantially all of its professional services are performed prior to the activation of mailboxes by the customer. As a result, Software.com generally recognizes revenue from professional services in advance of revenue from software license fees. If a customer has a large number of existing users, Software.com typically sees a large revenue contribution at the time the customer transfers or "migrates" existing user mailboxes to its software platform. After this transfer, the software license revenue primarily reflects the growth in the number of mailboxes on the customer's system. Support and maintenance revenue begins after installation of Software.com's software and also primarily reflects the growth in the number of mailboxes.

  Revenues attributable to customers outside of North America accounted for approximately 45% of Software.com's total revenues for the three months ended June 30, 2000. Software.com is making significant expenditures on expansion in Europe and Asia, including the translation of its products for use in these regions, and Software.com expects these expenditures to increase. If Software.com's revenues from international operations do not exceed the expense of establishing and maintaining these operations, Software.com's business, financial condition and operating results will suffer.

  Software.com believes its success depends on its ability to execute on its global sales strategy and continue to develop carrier-class products and services that address the unique requirements of service providers. Accordingly, Software.com intends to continue to invest heavily in sales, support, and research and development.

  In view of the rapidly changing nature of Software.com's business and its limited operating history, Software.com believes that period-to-period comparisons of revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. Additionally, despite Software.com's sequential quarterly revenue growth during 1999 and 1998, Sofware.com does not believe that its historical growth rates are necessarily sustainable or indicative of future growth. Furthermore, as a result of past acquisitions and future acquisitions that Software.com may make, Software.com expects to incur losses as a result of the amortization of non-cash acquisition related costs for the next several quarters. However, at this time Software.com expects to be operationally profitable, exclusive of one-time cash acquisition related costs and continuing non-cash and/or non-recurring charges.


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Results of Operations

                                                                          Six
                                                                        Months
                                           Year Ended December           Ended
                                                   31,                 June 30,
                                           -------------------------   -----------
                                           1999   1998   1997   1996   2000   1999
                                           ----   ----   ----   ----   ----   ----
Consolidated Statement of Operations Data
Revenues:
  Software licenses.......................  57%    65%     73%   83%    68%    57%
  Services................................  43     35      27    17     32     43
                                           ---    ---    ----   ---    ---    ---
    Total revenues........................ 100    100     100   100    100    100
Gross margins:
  Gross margin on software licenses.......  90     91      91    97     96     89
  Gross margin on services................  32      3       8    42     25     24
                                           ---    ---    ----   ---    ---    ---
    Gross profit..........................  65     60      68    88     73     61
Operating expenses:
  Sales and marketing.....................  42     46      81    58     32     46
  Research and development................  34     45      62    44     25     38
  General and administrative..............  17     22      32    27     12     17
  Stock based composition--acquisition
   related................................ --     --      --    --       7    --
  Amortization of goodwill and purchased..   1    --      --    --       3    --
  Purchased in-process research and
   development............................   7    --      --    --       4    --
  Acquisition related costs............... --     --      --    --      21    --
  Legal matter............................ --      (2)      9   --     --      (1)
                                           ---    ---    ----   ---    ---    ---
    Total operating expenses.............. 100    112     185   129    105    100
                                           ---    ---    ----   ---    ---    ---
Loss from operations...................... (35)   (52)   (116)  (41)   (32)   (39)
Other income (expense):
  Interest income.........................   4      1       3     1      5    --
  Interest expense........................  (2)    (3)    --    --     --      (2)
  Other................................... --     --      --    --     --     --
                                           ---    ---    ----   ---    ---    ---
Total other income (expense)..............   2     (2)      3     1      4     (3)
                                           ---    ---    ----   ---    ---    ---
Loss before income taxes.................. (33)   (54)   (114)  (40)   (27)   (72)
Provision for income taxes................ --       2     --    --       1      1
                                           ---    ---    ----   ---    ---    ---
Net loss.................................. (33)%  (55)%  (114)% (40)%  (28)%  (42)%
                                           ===    ===    ====   ===    ===    ===

Comparison of the Six Month Periods Ended June 30, 2000 and 1999

  Software Licenses. Software license revenue increased $23.3 million, or 227%, from $10.3 million for the six months ended June 30, 1999 to $33.6 million in the same period in 2000. The increase in software license revenue was primarily due to greater revenue from sales of Software.com's InterMail product offerings, somewhat offset by a decrease in sales of its Post.Office product. The largest contributor to software license revenue continues to be Software.com's InterMail Mx product offering, which grew 321% in the six months ended June 30, 2000 over the same period in 1999. The increase in InterMail Mx revenue was primarily a result of increased growth from existing and new customers. Notably, in the second quarter of 2000, Software.com had a one-time recognition of revenue of approximately $2.0 million relating to previously provisioned mailboxes from one customer who switched from a revenue sharing license agreement to a regular per mailbox provisioning license agreement.

  The increase in software license revenue as a percentage of total revenues was primarily related to increased growth in licenses of Software.com's InterMail products from existing and new customers.

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  Services. Services revenue is primarily derived from consulting services, maintenance and support contracts, and training. Services revenue increased $8.3 million, or 109%, from $7.7 million in the six months ended June 30, 1999 to $16.0 million in the same period in 2000. The increase in services revenue for the six months ended June 30, 2000 from the same period in 1999 was primarily due to a $4.5 million increase in professional services as the number of professional services engagements increased and a $3.5 million increase in support and maintenance contracts as Software.com's customer base grew. The number of professional services engagements increased to 65 for the six months ended June 30, 2000 as compared to 30 in the same period in 1999. As a percentage of total revenues, services revenue decreased from 43% in the six months ended June 30, 1999 to 32% in the same period in 2000. This decrease was primarily related to an increase in license revenue of Software.com's InterMail products. In 2000, Software.com expects services revenue as a percentage of total revenues to remain relatively the same as Software.com continues to install its products in service provider customers worldwide.

  Cost of Software License Revenue. Cost of software license revenue consists primarily of the cost of third party products integrated into Software.com's products or resold by Software.com and the salaries and related costs for its documentation department and the production of documentation for its InterMail products. Cost of software license revenue increased $200,000, or 18%, from $1.1 million in the six months ended June 30, 1999 to $1.3 million in the same period in 2000. The increase was primarily due to an increase in the size of Software.com's documentation department as well as increased investment in product translation for Software.com's international markets.

  Cost of Services Revenue. Cost of services revenue includes salaries and related costs of Software.com's consulting services, customer support and training organizations, cost of third parties contracted to provide consulting services to Software.com's customers, and an allocation of its facilities and depreciation expenses. Cost of services revenue increased $6.3 million, or 107%, from $5.8 million in the six months ended June 30, 1999 to $12.1 million in the same period in 2000. The increase in cost of services was primarily due to an increase in Software.com's consulting and support organizations from 58 employees at June 30, 1999 to 121 employees at June 30, 2000 to support its larger customer base.

  Sales and Marketing. Sales and marketing expense consists primarily of salaries and benefits of Software.com's sales, marketing, product management and business development organizations, sales commissions, marketing programs, and an allocation of Software.com's facilities and depreciation expenses. Sales and marketing expense increased by $7.5 million, or 90%, from $8.2 million in the six months ended June 30, 1999 to $15.7 million in the same period in 2000. The increase in sales and marketing expense was primarily due to growth in Software.com's global sales and product management organizations as well as an increase in marketing programs. The total number of employees in the sales and marketing organization increased from 72 at June 30, 1999 to 119 at June 30, 2000. The decrease in sales and marketing as a percentage of total revenues was primarily due to increased growth in license revenue from existing customers. Software.com expects its sales and marketing expenses will increase in absolute dollars in future periods due to the planned expansion of its international sales and marketing operations.

  Research and Development. Research and development expense consists primarily of salaries and benefits of Software.com's engineering and quality assurance organizations, and an allocation of Software.com's facilities and depreciation expenses. Research and development expense increased by $5.9 million, or 86%, from $6.8 million in the six months ended June 30, 1999 to $12.7 million in the same period in 2000. The increase in research and development expense was primarily due to an increase in Software.com's development organization from 99 employees at June 30, 1999 to 170 employees at June 30, 2000. The decrease in research and development as a percentage of total revenues was primarily due to increased growth in license revenue from existing customers. Software.com believes continued investment in research and development is essential to its future success, and Software.com expects its research and development expenses to increase in absolute dollars in future periods with the growth in demand of unified and wireless messaging products.

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  General and Administrative. General and administrative expense consists primarily of salaries and benefits of Software.com's finance, human resources and legal services organizations, third party legal, accounting, and other professional services fees, an allocation of Software.com's facilities and depreciation expenses and bad debt expense. General and administrative expense increased by $2.7 million, or 87%, from $3.1 million in the six months ended June 30, 1999 to $5.8 million in the same period in 2000. The increase in general and administrative expense was primarily related to an increase in Software.com's general and administrative organization from 42 employees at June 30, 1999 to 59 employees at June 30, 2000 as well as fees for accounting and legal services and reserves for bad debts. The decrease in general and administrative as a percentage of total revenues was primarily due to increased growth in license revenue from existing customers. Software.com expects general and administrative expenses to increase in absolute dollars but decrease slightly as a percentage of total revenues in future periods.

  Stock Based Compensation--Acquisition Related Expense. Stock based compensation-acquisition related expense consists primarily of charges recorded for the underlying value of warrants issued by recently acquired AtMobile in conjunction with a Web development, hosting, maintenance and licensing agreement entered into with a contractor in late 1999. The charges recorded for the six months ended June 30, 2000 was $3.6 million. Software.com will continue to record related charges based on the underlying value of the warrants as the warrants continue to vest.

  Amortization of Goodwill and Purchased Intangible Assets. In June 2000, Software.com completed its acquisition of bCandid. The acquisition was accounted for as a purchase and, accordingly, bCandid's operating results have been included in Software.com's consolidated financial statements results from the acquisition date. The purchase price plus costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired based on their approximate fair market value. Using proven valuation procedures and techniques in an independent appraisal, a portion of the purchase price was identified as intangible assets as follows:
$300,000 to a covenant not to compete, $400,000 to assembled workforce, $600,000 to customer relationships, $6.7 million to developed technology, and $55.9 million to goodwill. Goodwill and identified intangibles are being amortized on a straight-line basis over their estimated economic useful lives of two to four years. Additionally, in October 1999, Software.com completed its acquisition of Telarc, Inc. ("Telarc") which also had a portion of the purchase price identified as intangible assets allocated as follows: $263,000 to net intangible assets, $5.7 million to developed technology, $125,000 to assembled workforce and other intangibles and $2.3 million to goodwill. Goodwill and identified intangibles from the Telarc acquisition are being amortized on a straight-line basis over their estimated economic useful lives of three to five years. The Company recorded $1.7 million of amortization of goodwill and other intangibles related to these acquisitions for the six months ended June 30, 2000.

  Purchased In-Process Research and Development. Software.com obtained an independent appraisal using proven valuation procedures and techniques for the acquisition of bCandid. The appraisal allocated a portion of the acquired business to in-process research and development. This acquired technology had not yet reached technological feasibility and had no alternative future uses. Accordingly, the Company wrote off $2.0 million at the time of the acquisition.

  Acquisition Related Costs. Acquisition related costs consist primarily of investment banker fees associated with the close of acquisitions as well as legal and accounting professional services fees. The Company recorded 10.4 million of acquisition related costs for the six months ended June 30, 2000.

  Interest and Other Income (Expense), Net. Interest and other income (expense), net consists primarily of interest income from Software.com's cash and short-term investments net of interest associated with a credit facility Software.com had in 1999. Total other income (expense) increased $2.6 million, from an expense of $500,000 in the six months ended June 30, 1999 to income of $2.1 million in the same period in 2000. The increase in both periods was primarily related to interest earned on the proceeds of Software.com's initial public offering of common stock in June 1999.

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  Provision for Income Taxes. Provision for income taxes consists mainly of foreign withholding and income taxes. Provision for income taxes increased $210,000 from $146,000 in the six months ended June 30, 1999 to $356,000 in the same period in 2000. The increase was related to Software.com's continued expansion into foreign tax withholding jurisdictions.

  Stock-Based Compensation. Software.com recorded deferred compensation of approximately $770,000 and $1.5 million in 1999 and 1998, respectively, representing the difference between the exercise prices of options granted to employees during 1999 and 1998 and the deemed fair value for accounting purposes of Software.com's common stock on the grant dates. Software.com amortized deferred compensation expense of $304,000 during the six months ended June 30, 2000 compared to $240,000 for the same period in 1999. This compensation expense relates to options awarded to individuals in all operating expense categories.

Comparison of Years Ended December 31, 1999 and 1998

  Software Licenses. Software license revenue increased $9.3 million, or 53%, from $17.5 million in 1998 to $26.8 million in 1999. The increase in software license revenue was primarily due to greater revenue from sales of Software.com's InterMail product offerings, somewhat offset by a decrease in sales of Software.com's Post.Office product. The largest contributor to software license revenue continues to be Software.com's InterMail Mx product offering, which grew 56% in 1999 over 1998. The increase in InterMail Mx revenue was primarily a result of increased growth from existing and new customers and to a lesser extent large migrations of mailboxes from other existing platforms of new customers.

  Software.com's InterMail Kx product was introduced in March of 1999 and overlaps to some extent with Software.com's Post.Office product. Both products are targeted at small and medium size service providers worldwide. Combined revenues from Post.Office and InterMail Kx resulted in a 57% increase from 1998 to 1999, however revenues from Post.Office decreased 27% from 1998 to 1999. Software.com expects revenues from Post.Office to continue to decrease as sales of its InterMail Kx product offering increase.

  The decrease in software license revenue as a percentage of total revenues was primarily related to an increase in support and maintenance from ongoing and new contracts, and increase in professional services engagements contributed from Software.com's AtMobile acquisition and to a lesser extent a decrease in migrations of mailboxes from new customers from 1998 to 1999. In 1999 Software.com had seven migrations of InterMail Mx customers compared to 13 in 1998.

  Services. Services revenue increased $10.8 million, or 116%, from $9.3 million in 1998 to $20.1 million in 1999. The increase in services revenue for 1999 as compared to 1998 was primarily due to a $5.6 million increase in professional services as the number of professional services increased, coupled with the increased engagements contributed from Software.com's AtMobile acquisition, and a $4.9 million increase in support and maintenance contracts as Software.com's customer base grew. As a percentage of total revenues, services revenue increased to 43% in 1999 from 35% in 1998. This increase was primarily related to an increased number of professional services engagements associated with new and existing contracts as well as support and maintenance from ongoing and new contracts. In 2000 Software.com expects services revenue as a percentage of total revenues to decrease to some extent as a result of continued growth in license revenue relative to growth in services revenue.

  Cost of Software License Revenue. Cost of software license revenue increased $1.1 million, or 69%, from $1.6 million in 1998 to $2.7 million in 1999. The increase was primarily due to an increase in Software.com's documentation department as well as increased investment in product translation for its international markets. Additionally, in 1999 Software.com resold a third party database to eight of its InterMail Mx customers, with the cost of that software included in cost of software license revenue in 1999. In 1998, Software.com resold a third-party database to five of its customers.

  Cost of Services Revenue. Cost of services revenue increased $4.7 million, or 52%, from $9.0 million in 1998 to $13.7 million in 1999. The increase in cost of services was primarily due to an increase in

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Software.com's consulting and support organizations from 54 employees at
December 31, 1998 to 83 employees at December 31, 1999 to support Software.com's larger customer base. The improvement in gross margin on services revenue from 3% for 1998 to 32% in 1999 was substantially attributable to improved margins on Software.com's professional service engagements as contributed from Software.com's AtMobile acquisition.

  Sales and Marketing. Sales and marketing expense increased by $7.4 million, or 60%, from $12.3 million in 1998 to $19.7 million in 1999. The increase in sales and marketing expense was primarily due to an increase in sales commissions commensurate with the increase in revenues as well as growth in Software.com's global sales organization. The total number of employees in the sales and marketing organization increased from 64 at December 31, 1998 to 83 at December 31, 1999. Software.com expects its sales and marketing expenses will increase in absolute dollars in future periods due to the planned expansion of its international sales and marketing operations.

  Research and Development. Research and development expense increased by $3.8 million, or 31%, from $12.1 million in 1998 to $15.9 million in 1999. The increase in research and development expense was primarily due to an increase in Software.com's development organization from 93 employees at December 31, 1998 to 122 employees at December 31, 1999. Software.com believes continued investment in research and development is essential to its future success, and Software.com expects its research and development expenses to increase in absolute dollars in future periods with the growth in demand of unified and wireless messaging products.

  General and Administrative. General and administrative expense increased by $2.2 million, or 37%, from $5.9 million in 1998 to $8.1 million in 1999. The increase in general and administrative expense for 1999 was primarily related to fees for accounting and legal services, increased reserves for bad debts, and an increase in Software.com's general and administrative organization from 34 employees at December 31, 1998 to 45 employees at December 31, 1999. Software.com expects general and administrative expenses to decrease as a percentage of total revenues in future periods.

  General and Administrative--Non-Cash Expense. Charges of $125,000 were recorded for the year ended December 31, 1999. Software.com will continue to record related charges based on the underlying value of the warrants as the services are provided and the warrants continue to vest.

  Acquisition costs. In April, 1999, Software.com completed the acquisition of Mobility.Net, Inc. which offers products for Web messaging using a Java-based technology platform that complement Software.com's product offerings. Software.com issued 1,579,000 shares of its common stock in exchange for all of the outstanding shares of Mobility.Net. The acquisition was accounted for as a pooling-of-interests. Accordingly, the financial information presented reflects the combined financial position and operations of Software.com and Mobility.Net for all dates and periods presented.

  In October, 1999, Software.com acquired Telarc, Inc., which provides carrier-scale Short Messaging Service (SMS) technologies that complement Software.com's product offerings. In exchange for all of the issued and outstanding stock of Telarc, Software.com issued 212,000 shares of Software.com common stock and $1.5 million in cash. The acquisition of Telarc was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. Telarc's operating results have been included in Software.com's consolidated financial statements results from the acquisition date of October 20, 1999. The purchase price plus costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired based on their approximate fair market value. A significant portion of the purchase price was identified as intangible assets in an independent appraisal using proven valuation procedures and techniques. The appraisal of the acquired business included $3.2 million of purchased in-process research and development (IPR&D). This acquired technology had not yet reached technological feasibility and had no alternative future uses. Accordingly, it was written off at the time of the acquisition. The remainder of the purchase price was allocated as follows: $263,000 to net intangible assets, $5.7 million to developed technology, $125,000 to assembled workforce and other intangibles and $2.3 million to goodwill. Goodwill and identified intangibles are being amortized on a straight-line basis over their estimated economic useful lives of three to five years.

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  On the date of its acquisition, Telarc's technology was classified between core or developed technology and IPR&D. Three principal Telarc products were identified and their reliance on the developed technology and IPR&D was determined. IPR&D was further analyzed to determine: (1) the estimated time required to complete the development, (2) the estimated cost to complete and
(3) the complexity involved in overcoming technological obstacles that must be resolved during development. The completion of in-process development at the time of the acquisition ranged from 50% to 86%. Software.com's management estimates the cost to complete the development effort to be approximately $1.8 million as of December 31, 1999 and the release of the products incorporating these technologies to occur during the fourth quarter of 2000.

  These IPR&D valuations represent the five year after-tax cash flow of this technology using a discounted rate of 40%. In valuing the developed technology and IPR&D, the initial focus was on the revenue contribution generated by each of the products. Revenue estimates were based on the following: (1) aggregate revenue growth rates for the business as a whole, (2) individual product revenues, (3) growth rates for related products, (4) anticipated product development and introduction schedules, (5) product sales cycles and (6) the estimated useful life of a product's underlying technology. The aggregate product revenue amounts were estimated and segregated between the developed technology and IPR&D. Operating expenses were deducted from the revenue estimates to arrive at operating income. Operating expenses include cost of revenue, selling and marketing, and general and administrative expenses but no non-cash charges such as depreciation and amortization. Certain adjustments were made to operating income to derive the after-tax cash flow. These adjustments included the calculation of an applicable tax expense and an appropriate charge for the use of contributory assets necessary to generate revenue and operating income associated with the subject intangible assets.

  Software.com believes that it is positioned to complete development of the Telarc technology and products, however there is a risk that Software.com may not be able to complete these projects within the estimated timeframe or cost budget. Furthermore, there is no assurance that any product will meet with either technological or commercial success. See "Risk Factors" for further information.

  Legal Matter. Software.com was involved in a contract dispute with a third party technology partner under a 1996 licensing agreement. The dispute related to a minimum royalty obligation of $1,000,000 purportedly owed by Software.com to the third party. In 1997, Software.com accrued $1,000,000 for its potential exposure under the claim. In February 1999, the parties entered into an agreement to settle all outstanding claims. Software.com paid the third party $400,000, and as a result the related accrual was reduced to $600,000 at December 31, 1998 to reflect the complete resolution of this matter.

  Other Income (Expense). Other income (expense) consists primarily of interest income from Software.com's cash and short-term investments net of interest associated with its credit facility. Total other income (expense) increased $1.6 million, from an expense of $536,000 for 1998 to income of $1.0 million in 1999. The increase was primarily related to interest earned on the proceeds of its initial public offering of common stock in June of 1999.

  Provision for Income Taxes. Provision for income taxes consists mainly of foreign withholding and income taxes. Provision for income taxes decreased $234,000 from $446,000 in 1998 to $212,000 in 1999. The decrease was primarily related to the completion of a large professional services engagement in Canada in 1998 that resulted in withholding and income taxes during that period.

  As of December 31, 1999, Software.com had federal and state net operating loss carryforwards of approximately $40.9 million and $11.1 million, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 2011 through 2019 for federal and 2002 to 2004 for state, if not utilized. On December 31, 1999, Software.com also had federal and state research and development tax credit carryforwards of approximately $613,000 and $188,000, expiring in 2011 to 2014. Software.com also has a foreign tax credit of approximately $484,000, which will expire in 2003. As a result of changes in Software.com's equity ownership resulting from its convertible preferred stock financings and its initial public offering, utilization of the net operating losses and tax credits may be subject to substantial annual limitations. This is due to the

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

ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. See
Note 6 of Notes to Consolidated Financial Statements.

  Stock-based Compensation. Software.com recorded deferred compensation of approximately $1.5 million and $770,000 in 1998 and 1999, respectively, representing the difference between the exercise prices of options granted to employees during 1998 and 1999 and the deemed fair value for accounting purposes of Software.com's common stock on the grant dates. Software.com amortized deferred compensation expense of $544,000 during 1999. This compensation expense relates to options awarded to individuals in all operating expense categories. Total deferred compensation at December 31, 1999 of $1.67 million is being amortized over the vesting periods of the options. The amortization of deferred compensation recorded will approximate $600,000, $521,000, $480,000, and $47,000 for the years 2000, 2001, 2002 and 2003.

Comparison of Years Ended December 31, 1998 and 1997

  Software Licenses. Software licenses revenue increased $9.6 million, or 122%, from $7.9 million in 1997 to $17.5 million in 1998. The increase in software license revenue was primarily due to an increase in the number of service providers worldwide using InterMail Mx for their consumer email offering. Software license revenue from InterMail Mx increased 291% from 1997 to 1998. In addition, software license revenue from Post.Office increased 36% from 1997 to 1998 as Software.com continued to expand sales of Post.Office into the small to medium size service provider market. During 1998, Software.com received $619,000 of software license revenue from the resale of a third party database to its InterMail Mx customers as compared to $94,000 during 1997.

  Services. Services revenue increased $6.3 million, or 210%, from $3.0 million in 1997 to $9.3 million in 1998. As a percentage of total revenues, services revenue increased from 27% in 1997 to 35% in 1998. The increase in services revenue was substantially due to an increase in professional services revenue from 1997 to 1998 as the number of consulting projects increased, including a large InterMail Mx installation for which Software.com recognized $2.4 million in services revenue. In addition, in 1998 there were an increased number of professional services engagements contributed through the acquisition of AtMobile.

  In addition, support and maintenance revenue increased 116% from 1997 to 1998 as Software.com's customer base grew. The increase in services revenue as a percentage of total revenues was primarily due to the recognition of services revenue from this large InterMail Mx installation.

  Cost of Software License Revenue. Cost of software license revenue increased by $879,000, or 128%, from $689,000 in 1997 to $1.6 million in 1998. This increase was primarily due to a $433,000 increase resulting from the resale of third party software used in conjunction with Software.com's InterMail Mx product and, to a lesser extent, a $317,000 increase due to growth in the number of employees in Software.com's documentation department.

  Cost of Services Revenue. Cost of services revenue increased by $6.3 million, or 233%, from $2.7 million in 1997 to $9.0 million in 1998. Cost of services during this period increased commensurate with the increase in the number of professional services deployments.

  Sales and Marketing. Sales and marketing expense increased by $3.5 million, or 40%, from $8.8 million in 1997 to $12.3 million in 1998. Substantially all of this increase was due to significant expansion in Software.com's global direct sales organization, primarily in North America. The total number of employees in the sales and marketing organization increased from 42 at the end of 1997 to 64 at the end of 1998. The decrease in sales and marketing expense as a percentage of total revenues from 81% in 1997 to 46% in 1998 was primarily due to the recognition of InterMail Mx software licenses revenue from contracts signed in 1997.

  Research and Development. Research and development expense increased by $5.4 million, or 81%, from $6.7 million in 1997 to $12.1 million in 1998. The increase in research and development expense was primarily

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

due to costs associated with the development and testing of Software.com's new InterMail Kx product package, which was introduced in March 1999, and, to a lesser extent, the cost of porting Software.com's InterMail messaging technology to the Hewlett-Packard and IBM Unix platforms. The decrease in research and development as a percentage of total revenues from 62% in 1997 to 45% in 1998 was primarily due to an increase in software licenses revenue from products developed in previous periods.

  General and Administrative. General and administrative expense increased by $2.4 million, or 69%, from $3.5 million in 1997 to $5.9 million in 1998. The increase in general and administrative expense was due in significant part to increased depreciation related to operations in new facilities as well as a $431,000 increase in the provision for doubtful accounts. The decrease in general and administrative costs as a percentage of total revenues from 32% in 1997 to 22% in 1998 was primarily due to Software.com's increase in software license revenue.

  Legal Matter. Software.com accrued in 1997 for an asserted claim related to a minimum royalty obligation of $1 million purportedly owed by Software.com under a licensing agreement with a third party technology partner. In February 1999, Software.com and the third party entered into an agreement to settle all outstanding claims. Under the settlement agreement, Software.com agreed to pay the third party a minimum of $400,000, with a contingent obligation to pay an additional $200,000 if Software.com did not take certain actions prior to December 31, 1999.

  Other Income (Expense). Other income (expense) consists primarily of interest expense associated with Software.com's credit facility and interest income on short-term investments. Total other income (expense) increased $808,000, from income of $272,000 for 1997 to expense of $536,000 in 1998. The increase was primarily related to an increase in interest paid for Software.com's credit facility. The credit facility was opened in November 1997, resulting in only two months of interest expense for 1997.

  Provision for Income Taxes. For the year ended December 31, 1998, Software.com had a tax provision of $446,000 related to foreign withholding taxes.

Liquidity and Capital Resources

  Software.com has funded its operations primarily through the private placement of equity securities and the initial public offering of shares, and raised net proceeds of approximately $79.8 million in 1999. At June 30, 2000, Software.com's principal sources of liquidity included approximately $41.7 million of cash and cash equivalents and $45.7 million of marketable securities.

  Net cash used in operating activities for the six months ended June 30, 2000 was primarily due to Software.com's net loss of $13.9 million which included acquisition-related investment banker fees of $10.3 million and was also due to an increase in accounts receivable of $7.3 million, primarily offset by increases in deferred revenue of $9.1 million, non-employee equity-based compensation of $3.6 million and depreciation and amortization of $3.4 million. Cash used in operating activities for the same period in 1999 was primarily due to Software.com's net loss of $7.6 million, partially offset by an increase in accounts payable of $2.0 million.

  Net cash used in investing activities for the six months ended June 30, 2000 was primarily due to purchases (net of maturities) of marketable securities of $20.0 million as well as $5.7 million in the acquisition of property and equipment. Cash used in investing activities for the same period in 1999 was primarily due to purchases (net of maturities) of marketable securities of $2.5 million.

  Net cash provided by financing activities for the six months ended June 30, 2000 was primarily due to the issuance of $12.5 million of preferred stock by AtMobile and $9.0 million in exercises of stock options. Cash provided by financing activities for the same period in 1999 was primarily due to $68.0 million in net proceeds from the issuance of common stock in Software.com's initial public offering and the issuance of $10.0 million of preferred stock, partially offset by $5.0 million in repayments (net of proceeds) of long-term debt and notes payable to bank.

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

  Software.com believes that its existing cash and marketable securities balanced together with cash generated from operations will be sufficient to meet its working capital, financing and capital expenditure needs for at least the next twelve months. Software.com continues to evaluate the potential acquisition of key technology, complementary product lines and other companies. If Software.com decides to proceed with any such acquisitions, they may be financed by a variety of sources, including equity or debt financing.

Effect of Recent Accounting Pronouncements

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The company is required to adopt SAB 101 in the first quarter of fiscal 2001. Management does not expert the adoption of SAB 101 to have a material effect on the company's operation or financial position.

Quantitative and Qualitative Disclosure about Market Risk

  Software.com develops products in the United States and sell in North America, South America, Asia and Europe. As a result, Software.com's financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make Software.com's products less competitive in foreign markets. Software.com's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of its investments are in short-term instruments. Due to the nature of Software.com's short-term investments and debt, Software.com has concluded that there is no material market risk exposure.

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

                            SOFTWARE.COM MANAGEMENT

Software.com Directors and Executive Officers

  The following section sets forth information regarding Software.com's directors who will serve as directors of the combined company subsequent to the merger and Software.com's executive officers as of September 15, 2000:

Name                                 Age                  Position
----                                 ---                  --------
John L. MacFarlane..................  34 Chief Executive Officer, Founder and
                                         Director
Valdur Koha.........................  45 President
Amy Staas...........................  29 Vice President, Finance and Chief Financial
                                         Officer
Bernard Puckett.....................  55 Director

  John L. MacFarlane has been Chief Executive Officer and a director of Software.com since its incorporation. From July 1988 to August 1989, Mr. MacFarlane was with Harris Corporation working in the Defense Communications division on military communications systems. From November 1989 to July 1991, Mr. MacFarlane worked for the U.S. Navy, where he worked on optical signal processing. Mr. MacFarlane received his B.S. in electrical engineering from Rensselaer Polytechnic Institute and his M.S. in electrical engineering from the University of California at Santa Barbara.

  Valdur Koha has been President of Software.com since May 1996. From August 1994 to May 1996, Mr. Koha was Chief Executive Officer, President and Chairman of the Board of Directors of Accordance Corporation, which was acquired by Software.com in May 1996. From January 1991 to August 1994, Mr. Koha was Director of Development of the Open Systems at Siemens Nixdorf, Inc., in which position he was responsible for products in the areas of distributed computing, multimedia, imaging and operating systems. Mr. Koha received his degree in mathematics and computer science from the University of Bonn.

  Amy Staas has been Vice President of Finance and Chief Financial Officer for Software.com since June 2000. From April 1996 to June 2000, Mrs. Staas held various roles in Software.com's finance department, including most recently Director of Financial Strategy & Analysis. Prior to Software.com, Mrs. Staas was a financial analyst for American Express in New York City. Mrs. Staas holds a B.A. in political science from Boston College and an MBA from Duke University's Fuqua School of Business.

  Bernard Puckett has been a director of Software.com since July 1997. From January 1994 to January 1996, Mr. Puckett was President and CEO of Mobile Telecommunications Technologies. From 1967 to 1994, Mr. Puckett was at IBM Corp., where he held a variety of positions including Senior Vice President, Corporate Strategy and Development and Vice President and General Manager, Applications Software. Mr. Puckett serves on the boards of directors of P-COM, R.R. Donnelley & Sons Company, Iomega Corporation and IMS Health. Mr. Puckett received his B.S. in mathematics from the University of Mississippi.

Software.com Classified Board of Directors

  Software.com's Amended and Restated Certificate of Incorporation provides for a board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of Software.com's board of directors is elected each year. Mr. Puckett is in the class of directors whose term expires at the 2001 annual meeting of stockholders. Mr. MacFarlane is in the class of directors whose term expires at the 2003 annual meeting of stockholders.

Software.com Committees of the Board of Directors

  Software.com's board of directors has standing audit, compensation and stock option committees, which assist the board of directors in the discharge of its responsibilities. In addition, the board of directors from time to time establishes an acquisition committee for consideration of proposed acquisitions.

  The audit committee reports to Software.com's board of directors regarding the appointment of Software.com's independent public auditors, the scope and fees of prospective annual audits and the results thereof, compliance with Software.com's accounting and financial policies and management's procedures and policies relative to the adequacy of Software.com's internal accounting controls. Members of the audit committee are appointed by the board of directors and serve for one-year terms.

  The compensation committee reviews and approves the annual compensation for each executive officer consistent with the terms of any applicable employment arrangements, reviews, approves and recommends terms and conditions for all employee benefit plans, and, together with the stock option committee, administers Software.com's stock plans. Members of Software.com's compensation committee are appointed by the board of directors and serve one-year terms.

  The stock option committee is authorized by the board of directors to grant stock options under Software.com's various option plans to new employees or existing employees who are not directors or executive officers. Members of the stock option committee are appointed by the board of directors and serve for one-year terms.

Software.com Compensation Committee Interlocks and Insider Participation

  No member of Software.com's board of directors or compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Software.com's board of directors or compensation committee.

Software.com Executive Compensation

  The following table sets forth information concerning the compensation paid by Software.com to its Chief Executive Officer, who will be the only executive officer of Software.com who will be an executive officer of the combined company post-merger, for services rendered to Software.com during the last two fiscal years.

                    Software.com Summary Compensation Table

                                                       Long-Term
                                                      Compensation
                                                         Awards
                                                      ------------
                                                       Securities
                                                       Underlying
  Name and Principal Positions    Year  Salary  Bonus   Options    Compensation
  ----------------------------    ---- -------- ----- ------------ ------------
John L. MacFarlane............... 1999 $140,000 $--          --        --
 Chief Executive Officer          1998  140,000  --    1,000,000       --

Software.com Director Compensation

  Software.com's directors do not currently receive any cash compensation for their service as directors, but are reimbursed for reasonable expenses incurred in attending meetings. Non-employee directors are eligible to receive options under Software.com's 1995 stock plan and Mr. Puckett was granted the following options:

  . In July 1997, Mr. Puckett received an option to purchase 30,000 shares of Software.com's common stock at an exercise price of $3.65 per share. Such options vested over a one-year period at a rate of 1/12th of the shares underlying the options vesting each month;

  . In July 1998, Mr. Puckett received an option to purchase 30,000 shares of Software.com's common stock at an exercise price of $3.65 per share. Such options vested over a one-year period at a rate of 1/12th of the shares underlying the options vesting each month;

  . In June 1999, Mr. Puckett received an option to purchase 30,000 shares of Software.com's common stock at an exercise price of $11.00 per share. Such options were not subject to vesting and were immediately exercisable; and

  . In July 2000, Mr. Puckett received an option to purchase 60,000 shares of Software.com's common stock at an exercise price of $90.00 per share. Such options vest over a three-year period at a rate of 1/36th of the shares underlying the options vesting each month.

Software.com Option Grants in Last Fiscal Year

  No stock options were granted to the named executive officer during the fiscal year ended December 31, 1999.

Software.com Aggregate Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

  The following table sets forth information with respect to unexercised options held by the executive officer named in the Software.com Summary Compensation Table as of December 31, 1999. The amounts under "Value of Unexercised In-the-Money Options" were calculated by determining the difference between the exercise price and the closing price of Software.com's common stock on the Nasdaq National Market as of December 31, 1999, which was $96.00.

                                                  Number of Securities             Value of Unexercised
                           Shares                Underlying Unexercised            In-The-Money Options
                         Acquired on          Options at December 31, 1999         at December 31, 1999
                         Exercise of  Value   --------------------------------   -------------------------
          Name           Shares (#)  Realized  Exercisable      Unexercisable    Exercisable Unexercisable
          ----           ----------- -------- --------------   ---------------   ----------- -------------
John L. MacFarlane......     --        --              281,250           718,750 $25,973,438  $66,365,563

Software.com Employment Agreements and Change of Control Agreements

  Software.com does not have an employment agreement with Mr. MacFarlane. Software.com has, however, entered into "change of control" agreements with Mr. MacFarlane and with other officers and key employees. These agreements provide that if an officer's employment is terminated as a result of an "involuntary termination" during a period beginning two months before, and ending six months after a change of control, then one-half of the unvested portion of any stock option held by the officer will accelerate and become exercisable, subject to certain limitations. The merger with Phone.com may constitute a change control. For purposes of the agreement, "involuntary termination" includes a change in the nature or scope of the officer's duties that is inconsistent with the position held by the officer immediately before the change of control, a material reduction of benefits or perquisites, a reduction in base cash salary, a relocation that is more than 20 miles from the officer's present location, any purported termination of the officer by Software.com, or the failure by Software.com to obtain the assumption of the change of control agreement.

Software.com Employee Benefit Plans

  1995 Stock Plan

  Software.com's 1995 stock plan, as amended and restated, allows Software.com to grant to employees incentive stock options within the meaning of Section 422 of the Internal Revenue Code and to grant to employees, directors and consultants nonstatutory stock options and stock purchase rights. Unless terminated sooner, the plan will automatically terminate in 2005. Software.com's board of directors approved the plan in October 1995 and Software.com's stockholders approved the plan in January 1996. The plan was most recently amended by Software.com's board of directors in May 1999 and approved by Software.com's stockholders in June 1999. A total of 12,448,931 shares of common stock is reserved for issuance under the plan, plus annual increases, to be added on July 1 of each year, equal to the lesser of:

  . 5,000,000 shares;

  . 4% of the outstanding shares on such date; or

  . a lesser amount determined by the board.

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

  Software.com's board of directors or an administrator appointed by the board may administer the 1995 stock plan. The plan administrator has the power to determine the terms and conditions of the options and stock purchase rights granted, including:

  . the exercise price;

  . the number of shares of common stock subject to each option and stock purchase right;

  . the exercisability thereof; and

  . the form of consideration payable upon the exercise of the option.

  In addition, Software.com's board of directors has the authority to amend, suspend or terminate the plan, provided that no action may adversely affect any share of common stock previously issued and sold or any option previously granted under the plan.

  Options and purchase rights granted under Software.com's 1995 stock plan are not generally transferable by the optionee. Each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under Software.com's 1995 stock plan must generally be exercised within three months of the end of optionee's status as an employee, consultant or director of Software.com, or within twelve months after the optionee's termination by death or disability. However, an option may never be exercised later than the expiration of its term.

  The exercise price of options granted under the plan is determined by the administrator. However, the exercise price of all incentive stock options granted under the plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of Software.com's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The term of all other options granted under the 1995 stock plan may not exceed ten years. However, the term of incentive stock options granted to any participant who owns stock with more than 10% of the voting power of all classes of Software.com's outstanding capital stock cannot exceed five years.

  Software.com's 1995 stock plan provides that in the event of a merger of Software.com with or into another corporation, each outstanding option or purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted as described in the preceding sentence, the options or rights shall terminate as of the date of the merger.

  2000 NonStatutory Stock Option Plan

  Software.com established the 2000 nonstatutory stock option plan in order to provide additional incentive to its employees and consultants. Options granted under Software.com's 2000 nonstatutory stock option plan will be nonstatutory stock options and are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Options may be granted to employees and consultants, but not to officers and directors of Software.com. A total of 2,050,000 shares of common stock has been reserved for issuance under the 2000 nonstatutory stock option plan.

  Options and purchase rights granted under Software.com's 2000 nonstatutory stock option plan are not generally transferable by the optionee. Each option is exercisable during the lifetime of the optionee only by the optionee. Options granted under Software.com's 2000 nonstatutory stock option plan must generally be exercised within three months of the end of optionee's status as an employee, consultant or director of Software.com, or within twelve months after the optionee's termination by death or disability. However, an option may never be exercised later than the expiration of its term.

  Software.com's 2000 nonstatutory stock option plan provides that in the event of a merger of Software.com with or into another corporation, each outstanding option or purchase right shall be assumed or an equivalent option or right substituted by the successor corporation. If the outstanding options or rights are not assumed or substituted as described in the preceding sentence, the options or rights shall terminate as of the date of the merger.

  The 2000 nonstatutory stock option plan will terminate in 2010. The board of directors has the authority to amend or terminate the 2000 nonstatutory stock option plan, except that no such action may adversely affect any optionee.

  1999 Employee Stock Purchase Plan

  Software.com's 1999 employee stock purchase plan was adopted by Software.com's board of directors in May 1999 and approved by its stockholders in June 1999. A total of 1,000,000 shares of common stock has been reserved for issuance under the purchase plan, plus annual increases, to be added the first day of each fiscal year commencing in 2001, equal to the lesser of:

  . 500,000 shares;

  . 2% of the shares outstanding on that date; or

  . a lesser amount determined by the board.

  The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, consists of successive twenty-four month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the trading day on or before April 30, 2001.

  Employees are eligible to participate if they are employed by Software.com or any participating subsidiary for at least 20 hours per week and for more than five months in any calendar year. However, the following employees may not be granted options to purchase stock under the purchase plan:

  . any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of Software.com's capital stock, or

  . any employee whose rights to purchase stock under all Software.com's employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

  Participants may purchase common stock through payroll deductions of up to 15% of the participant's compensation. Purchases are made at the end of each purchase period, which are the six-month periods ending each April 30 and October 31. The maximum number of shares a participant may purchase during a single purchase period is 10,000 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of Software.com's common stock at the end of each purchase period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the end of each purchase period.

  The purchase plan provides that, in the event Software.com merges with or into another corporation or a sale of substantially all of Software.com's assets, each outstanding option may be assumed or substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed sale or merger.

  The purchase plan will terminate in 2009. The board of directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

  401(k) Plan

  In 1996, Software.com adopted a 401(k) Retirement Savings and Investment Plan covering its full-time employees located in the United States. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that (a) contributions to the plan by employees or by Software.com, and the investment earnings thereon, are not taxable to employees until withdrawn from the plan, and (b) contributions by Software.com, if any, will be deductible by Software.com when made. Under the plan, eligible employees may elect to make payroll deductions up to 20% of their compensation, up to the statutorily prescribed annual limit ($10,500 in 2000) and to have the amount of their deduction contributed to the plan. The plan permits, but does not require, additional matching contributions by Software.com on behalf of all participants. To date, Software.com has not made any matching contributions to the plan.

Software.com Limitations of Liability and Indemnification

  Software.com's certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemption, or (iv) any transaction from which the director derived an improper personal benefit. The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

  Software.com's bylaws provide that Software.com shall indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. Software.com believes that indemnification under its bylaws covers at least negligence and gross negligence on the part of indemnified parties. Software.com's bylaws also permit Software.com to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit direct indemnification by Software.com.

  Software.com has entered into agreements to indemnify Software.com's directors and officers, in addition to indemnification provided for in Software.com's bylaws. These agreements, among other things, provide for indemnification of Software.com's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Software.com, arising out of the person's services as a director or officer of Software.com, any of Software.com's subsidiaries or any other company or enterprise to which the person provides services at Software.com's request. Software.com believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

                         STOCK OWNERSHIP OF PRINCIPAL
                         STOCKHOLDERS, MANAGEMENT AND
                           DIRECTORS OF SOFTWARE.COM

  The following table sets forth certain information with respect to the beneficial ownership of the common stock of Software.com as of September 15, 2000, of:

  . each person or entity who is known by Software.com to beneficially own five percent (5%) or more of the outstanding shares of its common stock;

  . each current director of Software.com;

  . Software.com's executive officer named in the Software.com Summary
    Compensation Table; and

  . all of Software.com's current directors and executive officers as a group.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 15, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

  Unless otherwise indicated, the address of each individual listed in the table is Software.com, Inc., 525 Anacapa Street, Santa Barbara, CA 93101. The pre-merger percentages in the table below are based on 50,238,478 shares of Software.com's common stock outstanding as of September 15, 2000. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has had sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

                                                                     Percentage
                                                                    Ownership of
                                                                       Shares
                                          Options      Total Shares Beneficially
                           Shares      Exercisable In  Beneficially Owned Before
Name                        Owned         60 Days         Owned        Merger
----                      ---------    --------------  ------------ ------------
Phone.com, Inc..........  8,649,744(1)   9,724,460(1)   18,374,204      31.2%
 800 Chesapeake Drive
 Redwood City, CA 94063

FMR Corp................  5,764,517(2)         --        5,764,517      11.5%
 82 Devonshire Street
 Boston, MA 02109

John L. MacFarlane......  4,976,022        189,583       5,165,605      10.2%

Valdur Koha.............  2,887,344(3)         --        2,887,344       5.8%

Cisco Systems, Inc......  3,119,060            --        3,119,060       6.2%
 170 W. Tasman Drive
 San Jose, CA 95014

Janus Capital             2,449,870(4)         --        2,449,870       4.9%
 Corporation............
 100 Fillmore Street
 Denver, CO 80206-4923

Neal Douglas............    200,516(5)       5,000         205,516         *

Judith Hamilton.........    103,625          5,000         108,625         *

Frank Perna, Jr.........     25,988          5,000          30,988         *

Bernhard Woebker........     25,000         35,000          60,000         *

Bernard Puckett.........     15,000         65,000          80,000         *

All directors and
 executive officers as a
 group (8 persons)......  8,249,832        326,688       8,576,520      17.0%

--------
 * Indicates ownership of less than 1% of the outstanding shares of the Software.com's common stock.

(1) Phone.com entered into voting agreements with certain stockholders of Software.com and 8,649,744 shares of Software.com common stock are subject to the voting agreements. Phone.com also entered into a stock option agreement with Software.com pursuant to which Software.com granted Phone.com an option to purchase up to 9,724,460 shares of Software.com common stock under certain circumstances. Phone.com disclaims beneficial ownership of these shares.
(2) As indicated in the Schedule 13G filed by FMR Corp. pursuant to the Exchange Act on April 7, 2000.
(3)  Includes 1,000,000 shares held by the Valdur Koha Qualified Annuity
     Trust.

(4) As indicated in the Schedule 13G filed by Janus Capital Corporation pursuant to the Exchange Act on February 15, 2000.

(5) Includes 1 share held by Venture Fund I, LP. Mr. Douglas, a director of Software.com, is a Founding General Partner of AT&T Ventures.

                SOFTWARE.COM TRANSACTIONS WITH RELATED PARTIES

  In February 1996, Software.com entered into a contract with 525 Anacapa LLC for the lease of its offices at 525 Anacapa Street, Santa Barbara. Pursuant to the lease, it agreed to pay 525 Anacapa LLC a flexible amount per month such that it would recover its costs and expenses in relation to the ownership and operation of the property, and a 9% return on the actual cash invested in acquiring and improving the property, as set forth in the lease. In 1997, 1998 and 1999, Software.com paid an aggregate of $165,000, $171,000 and $193,000 to 525 Anacapa LLC pursuant to the lease. John MacFarlane, Chief Executive Officer and a director of Software.com, is a member of 525 Anacapa LLC.

  In February 1997, Software.com issued and sold an aggregate of 1,789,279 shares of Series B preferred stock to Cisco Systems, at a per share price of $4.15, and in August 1998, Software.com issued and sold an aggregate of 1,329,781 shares of Series C preferred stock to Cisco at a per share price of $5.15. Upon the closing of Software.com's initial public offering, the Series B and Series C preferred stock automatically converted into 1,789,279 and 1,329,781 shares of Software.com common stock. Holders of the Series B and Series C preferred stock are entitled to "piggyback" and demand registration rights with respect to the shares of common stock into which the Series B and Series C preferred stock converted.

                     MARKET PRICE AND DIVIDEND INFORMATION

Market prices and dividends

  Phone.com common stock trades on the Nasdaq National Market under the symbol "PHCM." Software.com common stock is listed on the Nasdaq National Market under the symbol "SWCM."

  The table below shows, for the calendar quarters indicated, the reported high and low sale prices of Phone.com and Software.com common stock as reported on the Nasdaq National Market, in each case based on published financial sources and the dividends, if any, declared on the stock.

                            Phone.com Common Stock       Software.com Common Stock
                         ----------------------------- -----------------------------
                            Market Price       Cash       Market Price       Cash
                         ------------------- Dividends ------------------- Dividends
                           High       Low    Declared    High       Low    Declared
                         --------- --------- --------- --------- --------- ---------
1999
  Period from June 11,
   1999 to
   June 30, 1999........ $ 32.7813 $ 16.1250   $-0-    $ 24.8750 $ 17.6250   $-0-
  Period from July 1,
   1999 to September 30,
   1999................. $ 92.6562 $ 19.8125   $-0-    $ 55.0000 $ 21.0000   $-0-
  Period from October 1,
   1999 to December 31,
   1999................. $175.0000 $ 74.8125   $-0-    $119.1250 $ 42.5000   $-0-
2000
  Period from January 1,
   2000 to March 31,
   2000................. $208.0000 $100.5000   $-0-    $155.0000 $ 65.0000   $-0-
  Period from April 1,
   2000 to June 30,
   2000................. $160.6250 $ 50.0000   $-0-    $131.2500 $ 59.5000   $-0-
  Period from July 1,
   2000 to September 30,
   2000................. $126.8750 $ 60.5000   $-0-    $200.0000 $ 88.2500   $-0-
  Period from October 1,
   2000 to October 9,
   2000................. $116.1250 $ 94.2500   $-0-    $186.5000 $151.0000   $-0-

  The following table presents trading information for the Phone.com common stock and Software.com common stock on August 8, 2000 and October 9, 2000. August 8, 2000 was the last full trading day before our announcement of the signing of the merger agreement. October 9, 2000 was the last practicable trading day for which information was available before the date of this document. The equivalent pro forma price of Software.com common stock is also presented below for each price. The equivalent pro forma price for each price was determined by multiplying the applicable price of Phone.com common stock by the exchange ratio. We cannot assure you what the market prices of the Phone.com common stock will be at the merger date. You should obtain current market quotations.

                                                                   Software.com
                                          Phone.com   Software.com  Equivalent
                                         Common Stock Common Stock  Pro Forma
                                         ------------ ------------ ------------
Closing price on August 8, 2000.........  $ 78.0625    $107.7500    $125.7197
Closing price on October 9, 2000........  $107.8750    $170.7500    $173.7327

  Neither Phone.com nor Software.com has ever declared or paid cash dividends on its capital stock. Phone.com does not anticipate paying cash dividends on its common stock in the foreseeable future. The terms of some debt instruments of Phone.com limit its ability to pay cash dividends. Future cash dividends, if any, will be at the discretion of the Phone.com board of directors and will depend upon, among other things, Phone.com's operations, capital requirements and surplus, general financial condition, contractual restrictions and those other factors the Phone.com board of directors may deem relevant. See "Phone.com's Management Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 109.

                    DESCRIPTION OF PHONE.COM CAPITAL STOCK

  The following summary is a description of the material terms of Phone.com common stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of the constituent documents of Phone.com and each of its subsidiaries. The Phone.com certificate of incorporation and by-laws are filed as exhibits to the registration statement of which this document is a part.

General

  Phone.com's authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

  As of September 25, 2000, there were 83,381,896 shares of common stock outstanding that were held of record by approximately 558 stockholders, and no shares of preferred stock were outstanding.

Common Stock

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Phone.com common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Phone.com, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The Phone.com common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

  Phone.com is authorized to issue 5,000,000 shares of undesignated preferred stock. The Phone.com board of directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Phone.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Phone.com has no plans to issue any shares of preferred stock.

Registration Rights of Stockholders

  The holders of approximately 1,437,000 shares of common stock of Phone.com are entitled to rights to register these shares under the Securities Act pursuant to an agreement between Phone.com and the holders of such shares, entered into in connection with Phone.com's acquisition of Apion. Subject to the limitations in this agreement, the holders of the shares may require, on one occasion at any time before October 25, 2001, that Phone.com use its best efforts to register the shares for public resale, provided that the proposed aggregate offering price is in excess of $1,000,000. All of the fees, costs and expenses incurred in connection with the registration must be borne by Phone.com and all of the selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to shares must be borne by the holders of the shares being registered.

  The holders of 3,103,692 shares of common stock of Phone.com are entitled to rights to register these shares under the Securities Act pursuant to an agreement between Phone.com and the holders of such shares, entered into in connection with Phone.com's acquisition of Paragon. Subject to the limitations in this agreement, the holders of the shares may require, on one occasion at any time before February 8, 2002, that Phone.com use its best efforts to register the shares for public resale, provided that the proposed aggregate offering price is in excess of $1,000,000. All of the fees, costs and expenses incurred in connection with the registration of the shares and all of the selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, up to $50,000 must be borne by Phone.com. All of the expenses selling expenses in excess of $50,000 relating to the shares must be borne by the holders of the shares being registered.

  The holders of 193,873 shares of common stock of Phone.com are entitled to rights to register these shares under the Securities Act pursuant to an agreement between Phone.com and the holders of such securities, entered into in connection with Phone.com's acquisition of MyAble. Pursuant to this agreement, if Phone.com registers any of its common stock either for its own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's rights to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering.

Warrants

  As of September 15, 2000, warrants were outstanding to purchase an aggregate of 10,074 shares of Phone.com common stock at a weighted average exercise price of $8.43 per share.

Anti-takeover Provisions of Delaware Law and Charter Provisions

  Phone.com is subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Phone.com without further action by the stockholders. Phone.com's stock option and purchase plans generally provide for assumption of our plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Phone.com. Furthermore, this preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of the common stock. Phone.com has no present plan to issue shares of preferred stock.

                        COMPARISON OF RIGHTS OF HOLDERS
                         OF PHONE.COM COMMON STOCK AND
                           SOFTWARE.COM COMMON STOCK

  Upon completion of the merger, holders of Software.com common stock will become entitled to receive Phone.com common stock. Both Phone.com and Software.com are companies formed under the laws of the State of Delaware.

  The following is a summary of some material differences between the rights of holders of Software.com common stock and the holders of Phone.com common stock. These differences arise from differences between the Software.com second amended and restated certificate of incorporation and the Software.com by-laws, on the one hand, and the Phone.com amended and restated certificate of incorporation and the Phone.com by-laws, on the other hand. See "Description of Phone.com Capital Stock." This discussion is not a complete statement of all differences between rights of holders of Phone.com common stock and Software.com common stock. This summary discusses material differences the Software.com second amended and restated certificate of incorporation and by-laws and the Phone.com amended and restated certificate of incorporation and by-laws. This summary is qualified by the full text of each document. For information as to how to get those documents, see "Where You Can Find More Information" on page 187.

Size and Classification of the Board of Directors

  Both the amended and restated certificate of incorporation of Phone.com and the second amended and restated certificate of incorporation of Software.com provide that the board of directors shall be divided into three classes of directors with staggered terms. The Phone.com by-laws provide that the board of directors shall consist of six members, whereas the Software.com by-laws provide that the board of directors shall consist of seven members.

Removal of Directors; Vacancies

  The Phone.com amended and restated certificate of incorporation provides that stockholders may remove any director, with cause, upon an affirmative vote of the holders of a majority of the then-outstanding shares of voting stock, or, without cause, upon an affirmative vote of the holders of at least two-thirds ( 2/3) of the then-outstanding shares of voting stock. Any vacancy created by the removal of a director may be filled by an affirmative vote of a majority of the then outstanding voting stock or, in the absence of such an election, by an affirmative vote of a majority of the remaining directors then in office.

  The second amended and restated certificate of incorporation of Software.com provides that stockholders may only remove a director with cause by an affirmative vote of the holders of a majority of the then-outstanding shares of voting stock. Any vacancy created by the removal of a director may only be filled by an affirmative vote of a majority of the remaining directors then in office.

Meetings of Stockholders

  The by-laws of each of Phone.com and Software.com provide that a meeting of the stockholders shall be held each year at a time and place designated by the board of directors. The Phone.com by-laws provide that a special meeting may be convened at any time by the board of directors, the chairman of the board of directors, or the president of Phone.com. The Software.com by-laws provide that a special meeting may be convened at any time by the board of directors, the chairman of the board of directors, the president of Software.com, the chief executive officer of Software.com, or one or more stockholders holding shares in the aggregate entitled to cast not less than fifty-one percent (51%) of the votes at the special meeting. Hence, the proposed merger, if completed, will eliminate the authority to convene a special meeting of the chief executive officer of Software.com and any stockholder or stockholders holding shares entitled to cast at least fifty-one percent (51%) of the votes at such special meeting.

Indemnification of Officers and Directors

  The by-laws of both Phone.com and Software.com provide for indemnification of directors, officers and employees to the fullest extent permitted by the General Corporation Law of Delaware. In addition, the by-laws of both Phone.com and Software.com provide that each company will pay any expenses incurred in defending any indemnified action, in advance, upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to indemnification. However, the by-laws of Software.com contain a provision limiting the obligation of Software.com to pay such expenses in advance if a determination is made (i) by the board of directors of Software.com by a majority vote of a quorum consisting of directors who were not parties to the proceeding that resulting in the indemnification claim or (ii) if such quorum is not obtainable, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate that the indemnified party acted in bad faith or in a manner that such indemnified party did not believe was in the best interests of Software.com. The by-laws of Phone.com contain no such limitation on Phone.com's obligations to pay indemnification expenses in advance.

Annual Statement to Stockholders

  The by-laws of Phone.com provide that the board of directors shall present at each annual meeting a full and clear statement of the business and condition of Phone.com. The by-laws of Software.com provide for no such obligation on the part of Software.com.

                      PROPOSALS TO PHONE.COM STOCKHOLDERS

              TO BE VOTED ON AT THE PHONE.COM ANNUAL MEETING






Proposal One--Election of directors

Nominees

  Phone.com's board of directors currently consists of six persons serving one-year terms. Effective as of Phone.com's annual meeting and in accordance with Phone.com's certificate of incorporation, Phone.com's board of directors will be divided into three classes serving staggered terms. Directors have been assigned to each class by resolution of Phone.com's board of directors. The Class I directors are Donald J. Listwin and Alain Rossmann, the Class II directors are Roger Evans and David Kronfeld, and the Class III directors are Andrew Verhalen and Reed Hundt.

  The two Class I directors to be elected at Phone.com's annual meeting will serve for a term of three years. At Phone.com's annual meeting in 2001, two Class II directors will be elected for a term of three years, and at Phone.com's annual meeting in 2002, two Class III directors will be elected for a term of three years. If the merger proposal is approved, David Kronfeld, a Class II director, and Reed Hundt, a Class III director, intend to resign their positions as directors of Phone.com in accordance with the merger agreement. In such case, Phone.com's board of directors intends to appoint Bernard Puckett to fill the vacancy for the Class II director and to appoint John MacFarlane to fill the vacancy for the Class III director.

  Two Class I directors are to be elected at Phone.com's annual meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Phone.com's two nominees named below, both of whom are currently directors of Phone.com. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee who shall be designated by Phone.com's present board of directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the third annual meeting of stockholders following election or until a successor has been duly elected and qualified.

  The name of the nominees, their ages as of September 15, 2000, and certain other information about each nominee are set forth below. There are no family relationships between any director, executive officer or person nominated to become a director of the Company.

                                                   Principal            Director
     Name of Nominee                           Age Occupation            Since
     ---------------                           --- ----------           --------
     Donald J. Listwin........................ 41  President,             2000
                                                   Chief Executive
                                                   Officer and Director
     Alain Rossmann........................... 44  Chairman of the        1994
                                                   Board, Executive
                                                   Vice President and
                                                   Secretary

  For biographical summaries of Donald J. Listwin and Alain Rossmann and the other directors of Phone.com, see "Phone.com Management."

Meetings and Committees of the Board of Directors

  During the period from July 1, 1999 through June 30, 2000, or the last fiscal year, the Phone.com board of directors met nine (9) times and no director attended fewer than 75% of the aggregate number of meetings of the Phone.com board of directors and meetings of the committees of the Phone.com board of directors on which he or she serves. The Phone.com board of directors has an Audit Committee and a Compensation Committee.

  The Audit Committee consists of directors Roger Evans and David Kronfeld, two of Phone.com's non-employee directors, and held one meeting during the last fiscal year. The Audit Committee recommends the engagement of the firm of certified public accountants to audit the financial statements of Phone.com and monitors the effectiveness of the audit effort, Phone.com's financial and accounting organization and its system of internal accounting controls.

  The Compensation Committee consists of directors Roger Evans and Andrew Verhalen, and held no meetings but took action eight times by written consent during the last fiscal year. Its functions are to establish and administer Phone.com's policies regarding annual executive salaries and cash incentives and long-term equity incentives. The Compensation Committee administers the 1995 and 1996 stock plans, 1999 directors' stock option plan and 1999 employee stock purchase plan.

  The Phone.com board of directors unanimously recommends that Phone.com stockholders vote "FOR" the election of Messrs. Listwin and Rossmann as Class I directors.

Proposal Two--Merger Proposal.

  Phone.com's board of directors unanimously adopted a resolution approving the merger agreement and the issuance of shares of Phone.com common stock, par value $0.001 per share, in the merger with Software.com. These shares will not be issued unless the merger is completed. The share issuance is being submitted for the approval of the stockholders of Phone.com pursuant to the requirements of the National Association of Securities Dealers applicable to companies with securities quoted on the Nasdaq National Market. The merger agreement and share issuance must be approved by the affirmative vote, in person or by proxy, of at least a majority of the votes properly cast at the Phone.com annual meeting. The merger cannot be completed unless Phone.com stockholders approve this merger proposal. These shares will be issued to Software.com stockholders in exchange for their Software.com common stock in a number per share of Software.com common stock equal to the exchange ratio described in this document. See "The Merger Agreement--The Exchange Ratio and Treatment of Software.com Securities."

  The Phone.com board of directors unanimously recommends that Phone.com stockholders vote "FOR" approval of the merger agreement and issuance of shares of Phone.com common stock in the merger.

Proposal Three--Amendment to Phone.com's 1996 Stock Plan to increase the number of shares reserved for issuance under the plan by 4,125,000 shares.

  The Phone.com board of directors believes that the grant of equity-based awards, such as stock options, is a highly effective way to align the interests of management and employees of Phone.com with those of the Phone.com stockholders and provides a cost-effective means of recognizing employee contributions to the success of Phone.com. As of July 1, 2000, 18,468,850 shares were reserved for issuance under Phone.com's 1996 stock plan. Phone.com has grown its business and employee base more rapidly than it had anticipated when its 1996 stock plan was last amended. The last amendment to the 1996 stock plan to increase available option shares was in March 1999. Phone.com's employee base grew from 135 to over 1,000 employees during the period from March 31, 1999 to September 30, 2000. Upon completion of the merger with Software.com, the combined company will have an employee base of over 1,500 employees. Phone.com believes that its continued success depends upon its ability to continue to grow aggressively and attract and retain highly qualified technical and other key personnel in a competitive environment. Accordingly, the Phone.com board of directors has approved and recommends that the stockholders approve an increase of 4,125,000 shares of Phone.com common stock reserved for issuance under its 1996 stock plan.

  The following is a description of the material terms of the 1996 stock plan, and as such is qualified by the actual terms of the 1996 stock plan, a copy of which is on file with the SEC. The 1996 stock plan may be administered by the board of directors or a committee of the board. Employees, consultants and directors of Phone.com and its related entities are eligible to participate in the 1996 stock plan, with the administrator having the discretion to make all determinations with respect to the 1996 stock plan's administration. The 1996 stock plan may be amended by the Phone.com board of directors, with stockholder approval where necessary to satisfy regulatory requirements.

Options

  Options granted under the 1996 stock plan are either incentive stock options, as defined under Section 422 of the Internal Revenue Code, or nonstatutory stock options. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant; otherwise the exercise price of an option is determined in the discretion of the administrator. Options will be exercisable at such times and pursuant to such conditions as are established by the administrator. Payment of the purchase price will be made using such methods as the administrator may determine. Following the termination of an optionee's employment with the Phone.com or a related company, the option will be exercisable to the extent determined by the administrator.

Stock Purchase Rights

  Each offer to purchase common stock subject to stock purchase rights will be accepted by execution of a restricted stock purchase agreement no later than 30 days after the offer is made and will specify the number of shares of restricted stock to be awarded, the price, if any, to be paid by the recipient of the restricted stock, the date or dates on which, or the conditions upon the satisfaction of which, the restricted stock will vest.

Plan Benefits

  Because awards are made at the discretion of the administrator, it is not possible to determine at this time the future awards that will be granted to Phone.com's officers and directors under the 1996 stock plan if the amendment is approved by stockholders. To maximize Phone.com's deduction attributable to options granted to certain executive officers, the 1996 stock plan provides that no employee will be granted, in any fiscal year, options and stock purchase rights to purchase more than 2,000,000 shares of common stock.

Federal Income Tax Treatment

  The following discussion of certain relevant income tax effects applicable to options and restricted stock granted under the 1996 stock plan is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

  A participant generally will not be taxed upon the grant of a nonstatutory stock option. Rather, at the time of exercise of such option, the optionee will recognize ordinary income for federal income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the option price. Phone.com will generally be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income.

  An optionee will not recognize taxable income upon the grant or timely exercise of an incentive stock option, although the exercise may subject the optionee to the alternate minimum tax. Exercise of an incentive stock option will be timely if made more than two years after grant of the option and one year after exercise of the option, is made during its term and if the optionee remains an employee of Phone.com or a subsidiary at all times during the period beginning on the date of grant of the option and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled optionee). The tax consequences of an untimely exercise of an incentive stock option will be determined in accordance with the rules applicable to nonstatutory stock options. Phone.com is not entitled to any tax deduction in connection with the grant or exercise of an incentive stock option. However, if the optionee disposes of stock within the holding periods described above, Phone.com may be entitled to a tax deduction for the amount of ordinary income, if any, realized by the optionee.

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  An awardee generally will not be taxed upon the grant of a stock purchase right or restricted stock award, but rather will recognize ordinary income in an amount equal to the fair market value of Phone.com's common stock at the time the shares are no longer subject to a substantial risk of forfeiture. Phone.com will be entitled to a deduction at the time when, and in the amount that, the awardee recognizes ordinary income.

  The 1996 stock plan is intended to provide performance-based compensation so as to be eligible for compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended. This section generally provides that publicly held companies may not deduct for United States Federal income tax purposes compensation in excess of $1,000,000 paid to each of Phone.com's Chief Executive Officer and its four other highest paid executive officers in any one fiscal year, unless such compensation complies with the requirements of "performance-based compensation" within the meaning of Section 162(m). One of the requirements for compensation to qualify for this exception is that the material terms pursuant to which the compensation is to be paid must be disclosed to and approved by the stockholders in a separate vote prior to any payment. Accordingly, if the amendment to the 1996 stock plan is approved by stockholders and the other conditions of Section 162(m) relating to performance-based compensation are satisfied, compensation paid to participants pursuant to the terms of the 1996 stock plan who are covered by
Section 162(m) should be deductible for Federal income tax purposes.

  The Phone.com board of directors unanimously recommends that Phone.com stockholders vote "FOR" the amendment to the 1996 Stock Plan to increase the number of shares reserved for issuance under the plan by 4,125,000.

Proposal Four--Ratification of appointment of independent auditors

  KPMG LLP has served as Phone.com's independent auditors since December 1994 and has been appointed by the Phone.com board of directors to continue as Phone.com's independent auditors for the 2001 fiscal year ending June 30, 2001.

  A representative of KPMG LLP is expected to be present at the annual meeting. This representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

  The Phone.com board of directors unanimously recommends that Phone.com stockholders vote "FOR" ratification of the appointment of KPMG LLP as its independent auditors for the fiscal year ending June 30, 2001.

Proposal Five--Amendment to certificate to increase authorized common stock

  Phone.com's board of directors has approved an amendment to the certificate to increase the number of authorized shares of common stock from 250,000,000 shares to 1,000,000,000 shares, subject to stockholder approval. Under the amendment, Article IV Section (A) of the certificate would be amended and restated to read in its entirety as follows:

  "(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 1,005,000,000 shares, each with a par value of $0.001 per share. 1,000,000,000 of such shares shall be Common Stock, and 5,000,000 of such shares shall be Preferred Stock."

  As of September 15, 2000, there were 250,000,000 shares of Phone.com common stock authorized, of which approximately 83,193,170 shares were issued and outstanding. Approximately 27,700,007 shares of common stock have been reserved for issuance under Phone.com's stock benefit plans as of September 15, 2000, of which 7,079,316 shares have been exercised and are included in the issued and outstanding share amount. While the additional authorized stock is not required to complete the merger with Software.com, the issuance of Phone.com common stock to the stockholders, optionholders and warrantholders of Software.com pursuant to the merger proposal will require at least 94,506,060 shares of Phone.com common stock. In addition, although Phone.com

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has no specific plans to use the additional authorized shares of Phone.com common stock other than as described above, the Phone.com board of directors believes that it is prudent to increase the number of authorized shares of Phone.com common stock to the proposed level in order to provide a reserve of shares available for issuances in connection with possible future actions. Such actions may include, but are not limited to, annual increases in the number of shares available for issuance pursuant to Phone.com's employee benefits plans, and stock splits or stock dividends if the Phone.com board of directors were to determine that such would be desirable to facilitate a broader base of stockholders.

  The Phone.com board of directors also believes that the increased number of shares will provide the flexibility to effect other possible actions such as financings, corporate mergers, acquisitions of property, employee benefit plans and for other general corporate purposes. Having such additional authorized Phone.com common stock available for issuance in the future would allow the Phone.com board of directors to issue shares of Phone.com common stock without the delay and expense associated with seeking stockholder approval. Elimination of such delays and expense occasioned by the necessity of obtaining stockholder approval will better enable Phone.com, among other things, to engage in financing transactions and acquisitions as well as to take advantage of changing market and financial conditions on a more competitive basis as determined by the Phone.com board of directors. The Phone.com stockholders are being asked to approve such amendment.

  The increase in authorized Phone.com common stock will not have any immediate effect on the rights of existing stockholders. To the extent that the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

  The proposed amendment to increase the authorized number of shares of common stock could, under certain circumstances, have an anti-takeover effect, although this is not the intention of this proposal. For example, in the event of a hostile attempt to take over control of Phone.com, it may be possible for Phone.com to attempt to impede the attempt by issuing shares of the common stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of Phone.com. The amendment therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempt, the proposed amendment may limit the opportunity for Phone.com's stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed amendment may have the effect of permitting Phone.com's management, including the board of directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of Phone.com's business. However, the board of directors is not aware of any attempt to take control of Phone.com and the board of directors has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

  The Phone.com board of directors unanimously recommends that Phone.com stockholders vote "FOR" the amendment of the certificate to increase the authorized number of shares of Phone.com common stock to 1,000,000,000 shares.

                              OTHER MATTERS

  The Phone.com board of directors knows of no other business that will be presented at the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

  It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

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                  PROPOSALS TO SOFTWARE.COM STOCKHOLDERS

            TO BE VOTED ON AT THE SOFTWARE.COM SPECIAL MEETING

Proposal One--Merger Proposal

  The Software.com board of directors believes that the terms of the merger and the merger agreement are fair to, and in the best interests of, Software.com and the stockholders of Software.com.

  The Software.com board of directors unanimously recommends that Software.com stockholders vote "FOR" the adoption of the merger agreement.

Proposal Two--Amendment to Software.com's 1995 Stock Plan to increase the number of shares reserved for issuance under the plan by 2,500,000 shares

General

  Software.com's 1995 stock plan was adopted by Software.com in October 1995 and approved by Software.com's stockholders in January 1996 and provides for the granting to employees, including employee directors and officers, of Software.com of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, and for the granting of nonstatutory stock options and stock purchase rights to employees and consultants of Software.com. A total of 12,448,931 shares of common stock has been reserved for issuance under the 1995 stock plan, plus annual increases, to be added on July 1 of each year, equal to the lesser of (i) 5,000,000 shares; (ii) 4% of the outstanding shares on such date; or (iii) a lesser amount determined by the board. As of September 15, 2000 a total of 1,023,827 shares remained available for future grant under the 1995 stock plan.

  Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain executive officers of Software.com. To maximize Software.com's deduction attributable to options granted to such persons, the 1995 stock plan provides that no employee may be granted, in any fiscal year, options and stock purchase rights to purchase more than 1,500,000 shares of common stock.

Proposal

  In October 2000, the Software.com board of directors adopted, subject to stockholder approval, an amendment to the Software.com 1995 stock plan to increase the number of shares reserved for issuance by an additional 2,500,000, for an aggregate of 14,948,931 shares reserved for issuance. This amendment will enable Software.com and the combined company to continue to grant options to eligible employees and consultants under the terms and conditions of the 1995 stock plan.

  The Software.com board of directors believes that the approval of the amendment to the 1995 stock plan is in the best interests of Software.com and its stockholders, as the availability of an adequate number of shares for issuance under the 1995 stock plan and the ability to grant stock options is an important factor in attracting, motivating and retaining qualified personnel essential to the success of Software.com and the combined company. Software.com's number of employees increased faster than Software.com anticipated when the 1995 stock plan was last amended in May 1999. From May 31, 1999 to July 31, 2000, Software.com's total number of employees increased from 252 to 516. Upon the merger, Phone.com will assume Software.com's 1995 stock plan and will be able to grant options and stock purchase rights to purchase Phone.com common stock under the 1995 stock plan.

Required Vote

  The affirmative vote, in person or by proxy, of at least a majority of the votes properly cast is required to approve the amendment to the 1995 stock plan.

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Recommendation

  The Software.com board of directors recommends that the stockholders vote "FOR" the amendment to the Software.com 1995 stock plan.

Summary of the Software.com 1995 stock plan

  The following summary of the Software.com 1995 stock plan is qualified in its entirety by the specific language of the 1995 stock plan, a copy of which is available to any stockholder upon written request to the Software.com's Corporate Secretary.

  Purposes. The purposes of the Software.com 1995 stock plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of Software.com, and to promote the success of Software.com's business.

  Administration. The Software.com 1995 stock plan may be administered by the board or a committee of the board, or the administrator, which committee is required to be constituted to comply with Section 16(b) of the Securities Exchange Act of 1934, and applicable laws. Subject to the other provisions of the 1995 stock plan, the administrator has the power to determine the employees, directors and consultants to whom options and stock purchase rights may be granted, the number of shares subject to the option or stock purchase right and the exercisability thereof. The administrator also has the power to reprice options if the exercise price of outstanding options exceeds the fair market value of Software.com's common stock.

  Eligibility; Limitations. The Software.com 1995 stock plan provides that nonstatutory stock options may be granted to employees, directors and consultants. Incentive stock options may be granted only to employees. An optionee who has been granted an option or stock purchase right may, if he or she is otherwise eligible, be granted additional options or stock purchase rights.

  Terms and Conditions of Options. Each option granted under the Software.com 1995 stock plan is evidenced by a written stock option agreement between the optionee and Software.com and is subject to the following terms and conditions:

  (a) Exercise Price. The administrator determines the exercise price of options to purchase shares of common stock at the time the options are granted. However, the exercise price of an incentive stock option must not be less than 100% (110% if issued to any person possessing more than 10% of the voting power of all classes of stock of Software.com) of the fair market value of Software.com common stock on the date the option is granted. For so long as Software.com common stock is traded on the Nasdaq National Market, the fair market value of a share of common stock will be the closing sales price for such stock (or the closing bid if no sales were reported) on the last trading day prior to the date of grant as quoted on such system.

  (b) Exercise of the Option. Each stock option agreement will specify the term of the option and the date when the option is to become exercisable. The terms of such vesting are to be determined by the administrator. Options granted under the Software.com 1995 stock plan to date generally become exercisable over four years and have either a 5-year or a 10-year term. The maximum term of an option granted to a 10% stockholder of Software.com is five years. Options generally vest at a rate of one-fourth of the shares subject to the options at the end of one year from the date of grant and 1/48th at the end of each month thereafter. An option is exercised by giving written notice of exercise to Software.com, specifying the number of full shares of common stock to be purchased and by tendering full payment of the purchase price to Software.com.

  (c) Form of Consideration. The consideration to be paid for the shares of Software.com common stock issued upon exercise of an option shall be determined by the administrator and is set forth in the stock option agreement. Such form of consideration may vary for each option, and may consist entirely of cash, check, promissory note, other shares of Software.com common stock, any combination thereof, or any other legally permissible form of consideration as may be provided in the stock option agreement.

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  (d) Termination of Employment. In the event an optionee's continuous status as an employee or consultant terminates for any reason (other than upon the optionee's death or disability), the optionee may exercise his or her option within such period of time as is specified in such optionee's stock option agreement but only to the extent that the optionee was entitled to exercise the option at the date of such termination (but in no event later than the expiration of the term of such option as set forth in the stock option agreement). Options granted under the Software.com 1995 stock plan to date have generally provided that optionees may exercise their options within three months from the date of termination of employment (other than for death or disability).

  (e) Disability. In the event an optionee's continuous status as an employee or consultant terminates as a result of permanent and total disability (as defined in Section 22(e)(3) of the Internal Revenue Code), the optionee may exercise his or her option, but only within 12 months from the date of such termination, and only to the extent that the optionee was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of such option as set forth in the stock option agreement).

  (f) Death. In the event of an optionee's death, the optionee's estate or a person who acquired the right to exercise the deceased optionee's option by bequest or inheritance may exercise the option, but only within 12 months following the date of death, and only to the extent that the optionee was entitled to exercise it at the date of death (but in no event later than the expiration of the term of such option as set forth in the stock option agreement).

  (g) Term of Options. The term of each option is the term stated in the stock option agreement; provided, however, that the term may not exceed 10 years from the date of grant. In the case of an incentive stock option granted to a 10% stockholder of Software.com, the term may not exceed five years from the date of grant. No option may be exercised by any person after the expiration of its term.

  (h) Nontransferability of Options. Unless determined otherwise by the administrator, an option is nontransferable by the optionee, other than by will or the laws of descent and distribution, and is exercisable during the optionee's lifetime only by the optionee. In the event of the optionee's death, options may be exercised by a person who acquires the right to exercise the option by bequest or inheritance.

  (i) Value Limitation. If the aggregate fair market value (as determined on date of grant) of all shares of Software.com common stock subject to an optionee's incentive stock option, which are exercisable for the first time during any calendar year, exceeds $100,000, the excess options shall be treated as nonstatutory options.

  (j) Other Provisions. The stock option agreement may contain such other terms, provisions and conditions not inconsistent with the Software.com 1995 stock plan as may be determined by the administrator.

  Stock Purchase Rights. A stock purchase right gives the purchaser a right to purchase Software.com common stock during a time period to be determined by the administration. A stock purchase right is accepted by the execution of a restricted stock purchase agreement between Software.com and the purchaser, accompanied by the payment of the purchase price for the shares. Unless the administrator determines otherwise, the restricted stock purchase agreement shall give Software.com a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with Software.com for any reason (including death and disability). The purchase price for any shares repurchased by Software.com shall be the original price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. A stock purchase right is nontransferable other than by will or the laws of descent and distribution, and may be exercisable during the optionee's lifetime only by the optionee.

  Adjustment Upon Changes in Capitalization; Corporate Transactions. In the event of changes in the outstanding Software.com common stock by reason of any stock splits, reverse stock splits, stock dividends, combinations, reclassifications or other similar change in the capital structure of Software.com, an appropriate adjustment shall be made by the administrator in the following: (i) the number of shares of Software.com common stock subject to the Software.com 1995 stock plan, (ii) the number and class of shares of stock subject to any option or stock purchase right outstanding under the 1995 stock plan, and (iii) the exercise price of any such outstanding option or stock purchase right. The determination of the administrator as to which adjustments

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shall be made shall be conclusive. In the event of a proposed dissolution or liquidation of Software.com, the Software.com board will notify the holders of options or stock purchase rights as soon as practicable prior to such action, may provide for an optionee to have the right to exercise his or her option until ten days prior to such action and all outstanding options and stock purchase rights will terminate immediately prior to the consummation of such proposed action.

  Notwithstanding the above, in the event of a merger of Software.com with or into another corporation or the sale of substantially all of the assets of Software.com, the Software.com 1995 stock plan requires that each outstanding option and stock purchase right be assumed or an equivalent option or stock purchase right be substituted by the successor corporation; provided, however, if such successor or purchaser refuses to assume or substitute the then outstanding options or stock purchase rights, the 1995 stock plan provides all options or stock purchase rights will terminate upon the close of such transaction.

  Amendment and Termination of the 1995 Stock Plan. The Software.com board may at any time amend, alter, suspend or terminate the 1995 stock plan. Software.com shall obtain stockholder approval of any amendment to the 1995 stock plan in such a manner and to such a degree as is necessary and desirable to comply with Rule 16b-3 under the Exchange Act and Sections 162(m) and 422 of the Internal Revenue Code (or any other applicable law or regulation, including the requirements of any exchange or quotation system on which the Common Stock is traded). Any amendment or termination of the Software.com 1995 stock plan shall not affect options already granted and such options shall remain in full force and effect as if the 1995 stock plan had not been amended or terminated, unless mutually agreed otherwise between the optionee and Software.com, which agreement must be in writing and signed by the optionee and Software.com. In any event, the 1995 stock plan shall terminate in October 2005. Any options outstanding under the Software.com 1995 stock plan at the time of its termination shall remain outstanding until they expire by their terms.

Plan Benefits

  Because awards are made at the discretion of the administrator, it is not possible to determine at this time the future awards that will be granted to Software.com's officers and directors under the Software.com 1995 stock plan if the amendment is approved by stockholders.

Federal Income Tax Consequences

  Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. Long-term capital gains are grouped and netted by holding periods. Net capital gains on assets held for more than 12 months are currently taxed at a maximum federal rate of 20%. Capital losses are allowed in full against capital gains and up to $3,000 against other income. A different rule for measuring ordinary income upon a premature disposition may apply if the optionee is also an officer, director, or 10% stockholder of Software.com. Software.com is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

  Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of Software.com is subject to tax withholding by Software.com. Software.com is entitled to a deduction in the same amount as the ordinary income recognized by

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the optionee. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Net capital gains on assets held for more than 12 months are currently taxed at a maximum federal rate of 20%. Capital losses are allowed in full against capital gains and up to $3,000 against other income.

  Stock Purchase Rights. Stock purchase rights will generally be taxed in the same manner as nonstatutory stock options. However, restricted stock is generally purchased upon the exercise of a stock purchase right. At the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Internal Revenue Code. As a result, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when the stock ceases to be subject to a substantial risk of forfeiture. The stock will generally cease to be subject to a substantial risk of forfeiture when it is no longer subject to Software.com's right to repurchase the stock upon the purchaser's termination of employment with Software.com. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

  The foregoing is only a summary of the effect of federal income taxation upon optionees, holders of stock purchase rights, and Software.com with respect to the grant and exercise of options and stock purchase rights under the Software.com 1995 stock plan. It does not purport to be complete, and does not discuss the tax consequences of the employee's or consultant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee or consultant may reside.

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                                 LEGAL MATTERS

  The validity of the shares of Phone.com common stock to be issued to Software.com stockholders pursuant to the merger will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Phone.com. Certain tax matters will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Software.com, and Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of Phone.com, Inc. and subsidiaries as of June 30, 1999 and 2000, and for each of the years in the three-year period ended June 30, 2000, have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in auditing and accounting.

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Software.com at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. These financial statements and schedule have been included in this joint proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  The statement of assets acquired and liabilities assumed as of March 31, 1999, and the statement of operations and cash flows for the period from May 1, 1998 (inception) through March 31, 1999 of the WAP business of APiON, have been included in this joint proxy statement/prospectus in reliance upon the report of PricewaterhouseCoopers, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in auditing and accounting.

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of AtMotion Inc. at June 30, 1999 and for the year ended June 30, 1999 and for the periods from November 10, 1997 (date of incorporation) to June 30, 1998 and 1999, as set forth in their report. These financial statements have been included in this joint proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  Ernst & Young, independent auditors, have audited the consolidated financial statements of Paragon Software (Holdings) Limited at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, as set forth in their report. These financial statements have been included in this joint proxy statement/prospectus in reliance upon Ernst & Young's report, given on their authority as experts in accounting and auditing.

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Onebox.com, Inc. at December 31, 1999 and 1998, and for the year ended December 31, 1999 and for the periods from May 20, 1998 (date of incorporation) to December 31, 1998 and 1999, as set forth in their report. These financial statements have been included in this joint proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Telarc, Inc. at December 31, 1998, and for the year then ended, as set forth in their report. These financial statements have been included in this joint proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of bCandid Corporation at December 31, 1999, and for the year then ended, as set forth in their report. These financial statements have been included in this joint proxy statement/prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

  The financial statements of HighWind Software, Inc. as of December 31, 1998 and for the year then ended, have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                  SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

  Proposals of stockholders intended to be included in Phone.com's proxy statement for the 2001 Annual Meeting of Stockholders, including nominations of persons to the Board of Directors, must be received by Alain Rossmann at Phone.com, 800 Chesapeake Drive, Redwood City, California 94063, no later than June 12, 2001. In addition, for business to be brought before an annual meeting by a stockholder at the 2001 Annual Meeting of Stockholders which were not included in the proxy statement, the stockholder must give notice of such matter in the manner prescribed in Phone.com's by-laws not less than 20 days nor more than 90 days prior to the first anniversary of the 2000 Annual Meeting; provided, however, that in the event that the date of such annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 20th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. For a stockholder to nominate persons for election to the Board of Directors, in addition to the requirements of the previous sentence, the stockholder must provide notice in the manner prescribed in Phone.com's bylaws not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Due to the contemplated completion of the merger, Software.com does not intend to hold a 2001 Annual Meeting of Stockholders. If that meeting is held, any proposal of a stockholder of Software.com that is intended to be presented by such stockholder at Software.com's 2001 Annual Meeting of Stockholders must be received by Software.com no later than January 1, 2001 in order for such proposal to be considered for inclusion in Software.com's proxy statement and form of proxy relating to such meeting. Stockholder proposals received by Software.com after that time will be considered untimely.

  In addition, Software.com's by-laws provide that stockholders intending to nominate candidates for election as directors or to bring business before an annual meeting of stockholders which were not included in Software.com's proxy statement must deliver the prescribed notice and information to the Secretary of Software.com no later than January 1, 2001. If a stockholder who has notified Software.com of his or her intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his or her proposal at such meeting, Software.com need not present the proposal for a vote at such meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

  Phone.com and Software.com file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Phone.com files at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

  Phone.com filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Phone.com common stock to be issued to Software.com stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Phone.com in addition to being a joint proxy statement of Phone.com and Software.com for the Phone.com and Software.com meetings.

  Requests for documents relating to Phone.com should be directed to Phone.com, 800 Chesapeake Drive, Redwood City, California, 94063, Attn:
Investor Relations. Requests for documents relating to Software.com should be directed to Software.com, 525 Anacapa Street, Santa Barbara, California, 93101, Attn: Investor Relations.

  You should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger agreement and the merger. Phone.com and Software.com have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated October 10, 2000.

  You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than October 10, 2000, and neither the mailing of the joint proxy statement/prospectus to Phone.com and Software.com stockholders nor the issuance of Phone.com common stock in the merger shall create any implication to the contrary.

  This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Phone.com common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document or in its affairs since the date of this joint proxy statement/prospectus. The information contained in this document with respect to Software.com and its subsidiaries was provided by Software.com. The information contained in this document with respect to Phone.com and its subsidiaries was provided by Phone.com.

                     PHONE.COM, INC. AND SOFTWARE.COM, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Phone.com, Inc.:
  Report of KPMG LLP, independent auditors................................  F-3
  Consolidated balance sheets.............................................  F-4
  Consolidated statements of operations...................................  F-5
  Consolidated statements of stockholders' equity and comprehensive loss..  F-6
  Consolidated statements of cash flows...................................  F-8
  Notes to consolidated financial statements..............................  F-9
  Schedule II--Valuation and Qualifying Accounts.......................... F-27

Software.com, Inc.:
  Report of Ernst & Young LLP, independent auditors....................... F-28
  Consolidated balance sheets............................................. F-29
  Consolidated statements of operations................................... F-30
  Consolidated statements of stockholders' equity (deficit)............... F-31
  Consolidated statements of cash flows................................... F-33
  Notes to consolidated financial statements.............................. F-35
  Schedule II--Valuation and Qualifying Accounts.......................... F-54

WAP Business of APiON Limited:
  Report of independent accountants....................................... F-55
  Statement of operations................................................. F-56
  Statement of assets acquired and liabilities assumed.................... F-57
  Cash flow statement..................................................... F-58
  Notes to financial statements........................................... F-59
  Unaudited condensed statements of operations............................ F-63
  Unaudited condensed statement of assets acquired and liabilities assumed................................................................ F-64
  Unaudited condensed statements of cash flows............................ F-65
  Notes to unaudited condensed financial statements....................... F-66

AtMotion, Inc.:
  Report of Ernst & Young LLP, independent auditors....................... F-67
  Balance sheets.......................................................... F-68
  Statements of operations................................................ F-69
  Statements of shareholders' equity...................................... F-70
  Statements of cash flows................................................ F-71
  Notes to financial statements........................................... F-72
  Unaudited condensed balance sheet....................................... F-81
  Unaudited condensed statements of operations............................ F-82
  Unaudited condensed statements of cash flows............................ F-83
  Notes to unaudited condensed financial statements....................... F-84

Paragon Software (Holdings) Limited:
  Report of Ernst & Young, independent auditors........................... F-85
  Consolidated balance sheets............................................. F-86
  Consolidated statements of operations................................... F-87
  Consolidated statements of shareholders' equity......................... F-88
  Consolidated statements of cash flows................................... F-89
  Notes to consolidated financial statements.............................. F-90


                                                                          Page
                                                                          -----
Onebox.com, Inc.:
  Report of Ernst & Young LLP, independent auditors......................  F-97
  Balance sheets.........................................................  F-98
  Statements of operations...............................................  F-99
  Statement of stockholders' equity...................................... F-100
  Statements of cash flows............................................... F-101
  Notes to financial statements.......................................... F-102
  Unaudited condensed balance sheet...................................... F-110
  Unaudited condensed statements of operations........................... F-111
  Unaudited condensed statements of cash flows........................... F-112
  Notes to unaudited condensed financial statements...................... F-113

Telarc, Inc.:
  Report of Ernst & Young LLP, independent auditors...................... F-114
  Balance sheets......................................................... F-115
  Statements of income................................................... F-116
  Statements of shareholders' equity..................................... F-117
  Statements of cash flows............................................... F-118
  Notes to financial statements.......................................... F-119

bCandid:
  Report of Ernst & Young LLP, independent auditors--bCandid............. F-122
  Consolidated Balance sheets............................................ F-123
  Consolidated Statements of operations.................................. F-124
  Consolidated Statement of stockholders' equity......................... F-125
  Consolidated Statements of cash flows.................................. F-126
  Notes to consolidated financial statements............................. F-127
  Independent Auditors report--Highwind Software, Inc. .................. F-134
  Balance sheet.......................................................... F-135
  Statement of operations................................................ F-136
  Statement of stockholders' deficit..................................... F-137
  Statement of cash flows................................................ F-138
  Notes to financial statements.......................................... F-139

                   REPORT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
Phone.com, Inc.:

  We have audited the accompanying consolidated balance sheets of Phone.com, Inc. and subsidiaries as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2000. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the index on page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Phone.com, Inc. and subsidiaries as of June 30, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

Mountain View, California

July 19, 2000, except as to
 Note 9, which is as of
 September 8, 2000,
 and Note 10, which is as of
 September 18, 2000

                        PHONE.COM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                               June 30,
                                                          --------------------
                                                            1999       2000
                                                          --------  ----------
                         ASSETS
                         ------

Current assets:
  Cash and cash equivalents.............................. $ 79,803  $   78,873
  Short-term investments.................................   33,283     356,715
  Accounts receivable (net of allowances of $0 and $1,050
   as of June 30, 1999 and 2000, respectively)...........   20,474      46,939
  Prepaid expenses and other current assets..............      865       9,033
                                                          --------  ----------
    Total current assets.................................  134,425     491,560
Property and equipment, net..............................    3,014      25,188
Restricted cash and investments..........................      --       20,700
Deposits and other assets................................    1,494       8,508
Goodwill and other intangible assets.....................      --    1,612,877
                                                          --------  ----------
                                                          $138,933  $2,158,833
                                                          ========  ==========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Current liabilities:
  Current portion of equipment loan and capital lease
   obligations........................................... $    424  $    2,882
  Accounts payable.......................................    1,749       9,062
  Accrued liabilities....................................    7,173      45,497
  Deferred revenue.......................................   36,797      77,344
                                                          --------  ----------
    Total current liabilities............................   46,143     134,785
Equipment loan and capital lease obligations, less
 current portion.........................................      498       3,291
                                                          --------  ----------
    Total liabilities....................................   46,641     138,076
                                                          --------  ----------
Commitments and contingencies
Stockholders' equity:
  Convertible preferred stock, $0.001 par value;
   5,000,000 shares authorized; no shares issued and
   outstanding as of June 30, 1999 and 2000..............      --          --
  Common stock, $0.001 par value; 100,000,000 and
   250,000,000 shares authorized as of June 30, 1999 and
   2000, respectively; 62,426,188 and 82,816,360 shares
   issued and outstanding as of June 30, 1999 and 2000,
   respectively..........................................       62          83
  Additional paid-in capital.............................  135,982   2,335,683
  Deferred stock-based compensation......................   (1,318)     (6,659)
  Notes receivable from stockholders.....................     (484)       (724)
  Accumulated other comprehensive loss...................      --         (532)
  Accumulated deficit....................................  (41,950)   (307,094)
                                                          --------  ----------
    Total stockholders' equity...........................   92,292   2,020,757
                                                          --------  ----------
                                                          $138,933  $2,158,833
                                                          ========  ==========

          See accompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                   Years ended June 30,
                                                -----------------------------
                                                  1998      1999      2000
                                                --------  --------  ---------
Revenues:
  License...................................... $    522  $  5,229  $  43,729
  Maintenance and support services.............    1,683     5,921     14,548
  Consulting services..........................      --      2,292     10,450
                                                --------  --------  ---------
    Total revenues.............................    2,205    13,442     68,727
                                                --------  --------  ---------
Cost of revenues:
  License......................................       95       371      4,233
  Maintenance and support services.............    1,063     3,022     10,437
  Consulting services..........................      --      1,146      6,156
                                                --------  --------  ---------
    Total cost of revenues.....................    1,158     4,539     20,826
                                                --------  --------  ---------
    Gross profit...............................    1,047     8,903     47,901
                                                --------  --------  ---------
Operating expenses:
  Research and development.....................    5,732    13,082     37,965
  Sales and marketing..........................    5,011    10,840     37,222
  General and administrative...................    1,801     4,432     13,492
  Stock-based compensation.....................      108     1,011      5,464
  Amortization of goodwill and other intangible
   assets......................................      --        --     214,401
  In-process research and development..........      --        --      22,490
                                                --------  --------  ---------
    Total operating expenses...................   12,652    29,365    331,034
                                                --------  --------  ---------
    Operating loss.............................  (11,605)  (20,462)  (283,133)
Interest income, net...........................      982     1,803     19,586
                                                --------  --------  ---------
    Loss before income taxes...................  (10,623)  (18,659)  (263,547)
Income taxes...................................      --     (2,104)    (1,597)
                                                --------  --------  ---------
    Net loss................................... $(10,623) $(20,763) $(265,144)
                                                ========  ========  =========
Basic and diluted net loss per share........... $  (1.02) $  (1.49) $   (3.81)
                                                ========  ========  =========
Shares used in computing basic and diluted net
 loss per share................................   10,442    13,932     69,650
                                                ========  ========  =========



          See accompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

                   Years ended June 30, 1998, 1999, and 2000
                       (In thousands, except share data)

                        Convertible                                                           Accumulated     Notes
                      preferred stock      Common stock     Additional   Deferred                other      receivable
                     ------------------- ------------------  paid-in   stock-based  Treasury comprehensive     from
                       Shares     Amount   Shares    Amount  capital   compensation  stock       loss      stockholders
                     -----------  ------ ----------  ------ ---------- ------------ -------- ------------- ------------
Balances as of June
30, 1997...........   22,541,500   $ 22  11,424,500   $11    $ 18,849     $  --      $ (46)      $ --         $(147)
 Issuance of common
 stock to officers
 and employees for
 notes receivable..          --      --     453,334    --          88        --        --          --           (88)
 Repayment of notes
 receivable from
 stockholders......          --      --         --     --         --         --        --          --            12
 Stock options
 exercised.........          --      --     806,962     1          14        --         72         --           --
 Issuance of Series
 D convertible
 preferred stock,
 net of $2,056
 issuance costs....   12,889,754     13         --     --      30,671        --        --          --           --
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders......          --      --    (300,000)   --         --         --        (26)        --            26
 Deferred
 compensation
 related to stock
 option grants.....          --      --         --     --       1,894     (1,894)      --          --           --
 Amortization of
 deferred stock-
 based
 compensation......          --      --         --     --         --         108       --          --           --
   Net loss and
   comprehensive
   loss............          --      --         --     --         --         --        --          --           --
                     -----------   ----  ----------   ---    --------     ------     -----       -----        -----
Balances as of June
30, 1998...........   35,431,254     35  12,384,796    12      51,516     (1,786)      --          --          (197)
 Issuance of common
 stock to officers
 and employees for
 notes receivable..          --      --     213,334    --         422        --        --          --          (422)
 Stock options
 exercised.........          --      --     488,052    --           7        --        124         --           --
 Issuance of Series
 E convertible
 preferred stock,
 net of $1,100
 issuance costs....    4,917,086      5         --     --      16,695        --        --          --           --
 Issuance of common
 stock in initial
 public offering,
 net of offering
 costs of $6,791...          --      --   9,200,000    10      66,799        --        --          --           --
 Conversion of
 convertible
 preferred stock
 into common
 stock.............  (40,348,340)   (40) 40,348,340    40         --         --        --          --           --
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders......          --      --    (208,334)   --         --         --       (124)        --           124
 Repayment of notes
 receivable from
 stockholders......          --      --         --     --         --         --        --          --            11
 Deferred
 compensation
 related to stock
 option grants.....          --      --         --     --         543       (543)      --          --           --
 Amortization of
 deferred stock-
 based
 compensation......          --      --         --     --         --       1,011       --          --           --
   Net loss and
   comprehensive
   loss............          --      --         --     --         --         --        --          --           --
                     -----------   ----  ----------   ---    --------     ------     -----       -----        -----
Balances as of June
30, 1999...........          --      --  62,426,188    62     135,982     (1,318)      --          --          (484)
                                     Total     Compre-
                     Accumulated stockholders' hensive
                       deficit      equity       loss
                     ----------- ------------- ---------
Balances as of June
30, 1997...........   $(10,564)    $  8,125
 Issuance of common
 stock to officers
 and employees for
 notes receivable..        --           --
 Repayment of notes
 receivable from
 stockholders......        --            12
 Stock options
 exercised.........        --            87
 Issuance of Series
 D convertible
 preferred stock,
 net of $2,056
 issuance costs....        --        30,684
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders......        --           --
 Deferred
 compensation
 related to stock
 option grants.....        --           --
 Amortization of
 deferred stock-
 based
 compensation......        --           108
   Net loss and
   comprehensive
   loss............    (10,623)     (10,623)   $(10,623)
                     ----------- ------------- ---------
Balances as of June
30, 1998...........    (21,187)      28,393
 Issuance of common
 stock to officers
 and employees for
 notes receivable..        --           --
 Stock options
 exercised.........        --           131
 Issuance of Series
 E convertible
 preferred stock,
 net of $1,100
 issuance costs....        --        16,700
 Issuance of common
 stock in initial
 public offering,
 net of offering
 costs of $6,791...        --        66,809
 Conversion of
 convertible
 preferred stock
 into common
 stock.............        --           --
 Repurchase of
 common stock in
 settlement of
 notes receivable
 from
 stockholders......        --           --
 Repayment of notes
 receivable from
 stockholders......        --            11
 Deferred
 compensation
 related to stock
 option grants.....        --           --
 Amortization of
 deferred stock-
 based
 compensation......        --         1,011
   Net loss and
   comprehensive
   loss............    (20,763)     (20,763)   $(20,763)
                     ----------- ------------- ---------
Balances as of June
30, 1999...........    (41,950)      92,292

                                                                     (continued)

                        PHONE.COM, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS--
                                  (Continued)

                   Years ended June 30, 1998, 1999, and 2000
                       (In thousands, except share data)

                      Convertible
                       preferred                                                       Accumulated     Notes
                         stock       Common stock    Additional   Deferred                other      receivable
                     ------------- -----------------  paid-in   stock-based  Treasury comprehensive     from     Accumulated
                     Shares Amount   Shares   Amount  capital   compensation  stock       loss      stockholders   deficit
                     ------ ------ ---------- ------ ---------- ------------ -------- ------------- ------------ -----------
 Stock options
 exercised.........   --      --    2,726,830    3        3,339       --        --          --           --             --
 Issuance of common
 stock in secondary
 public offering,
 net of offering
 costs of $20,201..   --      --    3,041,500    3      390,402       --        --          --           --             --
 Issuance of common
 stock and stock
 options and notes
 receivable from
 stockholders
 assumed in
 acquisitions:
  APiON Telecom
  Limited..........   --      --    2,393,026    2      235,759       --        --          --           --             --
  AtMotion,
  Inc. ............   --      --    2,280,287    2      285,157       --        --          --          (353)           --
  Paragon Software
  (Holdings)
  Limited..........   --      --    3,051,016    3      453,723       --        --          --           --             --
  Onebox.com,
  Inc. ............   --      --    6,207,865    7      797,848       --        --          --          (122)           --
  Velos 2
  S.r.l. ..........   --      --        8,134   --          579       --        --          --           --             --
  MyAble, Inc......   --      --      193,873   --       18,240       --        --          --           --             --
 Deferred stock
 compensation
 related to
 acquisitions:
  APiON Telecom
  Limited..........   --      --          --    --        5,095    (5,095)      --          --           --             --
  Angelica
  Wireless ApS.....   --      --       16,000   --        1,732    (1,732)      --          --           --             --
  Velos 2 S.r.l....   --      --        9,866   --        1,155    (1,155)      --          --           --             --
 Deferred
 compensation
 related to stock
 option grants.....   --      --          --    --        2,823    (2,823)      --          --           --             --
 Amortization of
 deferred stock-
 based
 compensation......   --      --          --    --          --      5,464       --          --           --             --
 Repayment of notes
 receivable from
 stockholders......   --      --          --    --          --        --        --          --           235            --
 Issuance of common
 stock pursuant to
 Employee Stock
 Purchase Plan.....   --      --      461,775    1        3,849       --        --          --           --             --
 Net loss and
 comprehensive
 loss:
  Foreign currency
  translation
  adjustments......   --      --          --    --          --        --        --         (172)         --             --
  Unrealized loss
  on short-term
  investments......   --      --          --    --          --        --        --         (360)         --             --
  Net loss.........   --      --          --    --          --        --        --          --           --        (265,144)
   Total
   comprehensive
   loss............
                      ---    ----  ----------  ---   ----------   -------      ----       -----        -----      ---------
Balances as of June
30, 2000...........   --     $--   82,816,360  $83   $2,335,683   $(6,659)     $--        $(532)       $(724)     $(307,094)
                      ===    ====  ==========  ===   ==========   =======      ====       =====        =====      =========
                         Total      Compre-
                     stockholders'  hensive
                        equity       loss
                     ------------- ----------
 Stock options
 exercised.........        3,342
 Issuance of common
 stock in secondary
 public offering,
 net of offering
 costs of $20,201..      390,405
 Issuance of common
 stock and stock
 options and notes
 receivable from
 stockholders
 assumed in
 acquisitions:
  APiON Telecom
  Limited..........      235,761
  AtMotion,
  Inc. ............      284,806
  Paragon Software
  (Holdings)
  Limited..........      453,726
  Onebox.com,
  Inc. ............      797,733
  Velos 2
  S.r.l. ..........          579
  MyAble, Inc......       18,240
 Deferred stock
 compensation
 related to
 acquisitions:
  APiON Telecom
  Limited..........          --
  Angelica
  Wireless ApS.....          --
  Velos 2 S.r.l....          --
 Deferred
 compensation
 related to stock
 option grants.....          --
 Amortization of
 deferred stock-
 based
 compensation......        5,464
 Repayment of notes
 receivable from
 stockholders......          235
 Issuance of common
 stock pursuant to
 Employee Stock
 Purchase Plan.....        3,850
 Net loss and
 comprehensive
 loss:
  Foreign currency
  translation
  adjustments......         (172)  $    (172)
  Unrealized loss
  on short-term
  investments......         (360)       (360)
  Net loss.........     (265,144)   (265,144)
                                   ----------
   Total
   comprehensive
   loss............                $(265,676)
                     ------------- ==========
Balances as of June
30, 2000...........   $2,020,757
                     =============

          See accompanying notes to consolidated financial statements.

                        PHONE.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Years ended June 30,
                                                ------------------------------
                                                  1998      1999       2000
                                                --------  --------  ----------
Cash flows from operating activities:
  Net loss..................................... $(10,623) $(20,763) $ (265,144)
  Adjustments to reconcile net loss to net cash
   used for operating activities:
   Depreciation and amortization...............      630     1,017     219,884
   Amortization of deferred stock-based
    compensation...............................      108     1,011       5,464
   Allowance for accounts receivable...........      --        --        1,050
   In-process research and development.........      --        --       22,490
   Changes in operating assets and
    liabilities:
     Accounts receivable.......................   (2,598)  (17,750)    (22,345)
     Prepaid expenses and other assets.........     (427)     (739)     (8,409)
     Accounts payable..........................      319     1,217      (1,667)
     Accrued liabilities.......................    1,312     5,296       8,742
     Deferred revenue..........................    6,147    29,794      38,532
                                                --------  --------  ----------
       Net cash used for operating activities..   (5,132)     (917)     (1,403)
                                                --------  --------  ----------
Cash flows from investing activities:
  Purchases of property and equipment, net.....     (367)   (2,695)    (20,098)
  Restricted cash and short term investments...      --        --      (20,700)
  Purchases of short-term investments..........  (32,338)  (54,125)   (523,852)
  Proceeds from sales and maturities of short-
   term investments............................   15,475    41,629     200,060
  Acquisitions, net of cash acquired...........      --        --      (31,640)
  Other assets.................................     (800)      --          --
                                                --------  --------  ----------
       Net cash used for investing activities..  (18,030)  (15,191)   (396,230)
                                                --------  --------  ----------
Cash flows from financing activities:
  Net proceeds from sale of convertible
   preferred stock.............................   30,684    16,700         --
  Issuance of common stock.....................       87    66,940     397,597
  Repayment of notes receivable from
   stockholders................................       12        11         235
  Proceeds from equipment loan.................    1,300       --          --
  Repayment of equipment loan and capital lease
   obligations.................................     (334)     (417)       (957)
                                                --------  --------  ----------
       Net cash provided by financing
        activities.............................   31,749    83,234     396,875
                                                --------  --------  ----------
Effect of exchange rate on cash and cash
 equivalents...................................      --        --         (172)
                                                --------  --------  ----------
Net increase (decrease) in cash and cash
 equivalents...................................    8,587    67,126        (930)
                                                --------  --------  ----------
Cash and cash equivalents at beginning of
 year..........................................    4,090    12,677      79,803
                                                --------  --------  ----------
Cash and cash equivalents at end of year....... $ 12,677  $ 79,803  $   78,873
                                                ========  ========  ==========
Supplemental disclosures of cash flow
 information:
  Cash paid for taxes.......................... $    --   $  2,104  $    1,597
                                                ========  ========  ==========
  Noncash investing and financing activities:
  Common stock issued to officers and
   employees for notes receivable.............. $     88  $    422  $      --
                                                ========  ========  ==========
  Property and equipment acquired under
   capital lease obligations................... $    373  $    --   $      --
                                                ========  ========  ==========
  Repurchase of common stock in settlement of
   notes receivable from stockholders.......... $     26  $    124  $      --
                                                ========  ========  ==========
  Deferred stock-based compensation............ $  1,894  $    543  $   10,805
                                                ========  ========  ==========
  Conversion of convertible preferred stock
   into common stock........................... $    --   $     40  $      --
                                                ========  ========  ==========
  Acquisition--related accrued liabilities..... $    --   $    --   $   20,788
                                                ========  ========  ==========
  Common stock issued and options assumed in
   acquisitions................................ $    --   $    --   $1,791,320
                                                ========  ========  ==========
  Notes receivable from stockholders assumed
   in acquisitions............................. $    --   $    --   $      475
                                                ========  ========  ==========
  Unrealized loss on short-term investments.... $    --   $    --   $     (360)
                                                ========  ========  ==========

          See accompanying notes to consolidated financial statements.

                       PHONE.COM, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         June 30, 1998, 1999, and 2000

1. Organization and Significant Accounting Policies

  (a) Organization

  Phone.com, Inc. (the Company) was incorporated in Delaware in 1994 to develop and market software that enables the delivery of Internet-based services to mass-market wireless telephones. The Company was formerly known as Unwired Planet, Inc., but changed its name to Phone.com, Inc. effective April 1999.

  (b) Basis of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c) Revenue Recognition

  Effective July 1, 1998, the Company adopted SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.

  The Company licenses its UP.Link Server Suite and related server-based software products to network operators through its direct sales force and indirectly through its channel partners. The Company's license agreements do not provide for a right of return. Allowances for future estimated warranty costs are provided at the time revenue is recognized. Licenses can be purchased under a perpetual license model either on an as-deployed or on a prepaid basis, or alternatively, under a monthly or quarterly time-based license model under which no perpetual license is acquired. For licenses purchased on an as-deployed basis, license revenue is generally recognized quarterly as subscribers are activated to use the services that are based on the Company's UP.Link Server Suite and related server-based software products. For licenses purchased on a prepaid basis, prepaid license fees are recognized ratably over the period that maintenance and support services are expected to be provided unless the Company committed to provide the customer with future unspecified products under a subscription arrangement. Under a subscription arrangement, prepaid license fees are recognized ratably over the contractual term of the prepaid arrangement (i.e., the date the prepaid licenses expire if not used), generally 12 to 30 months, commencing at the beginning of the month delivery and acceptance occur by the network operator. The Company recognizes revenues from its other prepaid licenses, including the related maintenance and support services provided to network operators, ratably over the lesser of the estimated life of the software or the contractual term of the arrangement, generally 12 to 30 months, commencing at the beginning of the month delivery and acceptance occur by the network operator. For customers that license the Company's products under the time-based license model, revenues are recognized over the respective period based on the number of the customer's subscribers using the services that are based on the Company's products. Revenues from consulting services provided to network operators are recognized as the services are performed.

  The Company recognizes revenues from UP.Browser agreements with wireless telephone manufacturers ratably over the period during which the services are performed, generally one year. The Company provides its wireless telephone manufacturer customers with support associated with their efforts to port its UP.Browser software to their wireless telephones, software error corrections, and new releases as they become commercially available.

  (d) Cash and Cash Equivalents

  Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of less than 90 days at the date of purchase. The Company is exposed to credit risk in the event of default by the

                       PHONE.COM, INC. AND SUBSIDIARIES
financial institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet in excess of amounts that are insured by the FDIC. As of June 30, 1999 and 2000, cash equivalents consisted principally of money market funds and commercial paper.

  (e) Accounting for Certain Investments in Debt and Equity Securities

  The Company classifies its investments in debt and equity securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until realized.

  (f) Financial Instruments and Concentration of Credit Risk

  The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and equipment loans approximates fair value. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable.

  The Company sells its products and services principally to leading wireless network operators and prominent wireless telephone manufacturers. Credit risk is concentrated in North America, Europe and Japan. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains allowances for estimated credit losses based on management's assessment of the likelihood of collection.

  (g) Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease term.

  (h) Capitalized License Fees

  The Company routinely enters into software license agreements which allow the Company to integrate software into its products up to a specified number of users. These licenses are amortized to cost of goods sold as products are sold up to a maximum period of 36 months, which is generally considered to be the maximum useful life of the software purchased.

  (i) Impairment of Long-Lived Assets

  The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (j) Goodwill and Other Intangible Assets

  The Company records goodwill when the cost of net identifiable assets it acquires exceeds their fair value. Goodwill and the cost of identified intangible assets are amortized on a straight-line basis over 3 years. The

                       PHONE.COM, INC. AND SUBSIDIARIES

Company regularly performs reviews to determine if the carrying value of assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If, in the future, management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at the time.

  (k) Research and Development

  Research and development costs are expensed as incurred until technological feasibility has been established. To date, the Company's software has been available for general release concurrent with the establishment of technological feasibility and, accordingly, no development costs have been capitalized.

  (l) Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (m) Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

  (n) Accounting for Stock-Based Compensation Plans

  The Company uses the intrinsic-value method to account for all of its employee stock-based compensation plans. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board (FASB) Interpretation No. 28 (FIN 28).

  (o) Foreign Currency Transactions

  For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Exchange gains or losses arising from translation of such foreign entity financial statements are included as a component of other comprehensive income (loss).

  For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates as appropriate and non-monetary assets and liabilities are remeasured

                       PHONE.COM, INC. AND SUBSIDIARIES
at historical exchange rates. Statements of operations are remeasured at the average exchange rates during the year. Foreign currency transaction gains and losses are included in other income (expense), net, and to date, have not been material for any period presented.

  (p) Comprehensive Income (Loss)

  As of July 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive net income (loss) and its components. However, it has no impact on the Company's net income as presented in the accompanying consolidated financial statements. The only items of comprehensive income (loss) that the Company currently reports are unrealized gains (losses) on marketable securities and foreign currency translation adjustments.

  (q) Net Loss Per Share

  Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock excluding shares of restricted stock subject to repurchase summarized below. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential shares of restricted common stock subject to repurchase, common stock from options, and warrants to purchase common stock using the treasury stock method and from convertible securities using the "as if converted" basis. The following potential shares of common stock have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive (in thousands):

                                                             Years ended June
                                                                    30,
                                                            -------------------
                                                             1998  1999   2000
                                                            ------ ----- ------
   Shares issuable under stock options....................   5,754 9,502 13,664
   Shares of restricted stock subject to repurchase.......   1,340   706    766
   Shares issuable pursuant to warrants to purchase common
    stock.................................................      62    62     10
   Shares of convertible preferred stock on an "as if
    converted" basis......................................  35,431   --     --

  The weighted-average exercise price of stock options outstanding was $0.50, $3.18, and $42.47 as of June 30, 1998, 1999, and 2000, respectively. The weighted-average purchase price of restricted stock was $0.15, $0.30, and $0.48 as of June 30, 1998, 1999, and 2000, respectively. The weighted-average exercise price of warrants was $1.91, $1.91, and $8.43 as of June 30, 1998, 1999, and 2000, respectively. In June 1999, all outstanding shares of the Company's convertible preferred stock were automatically converted into common stock upon completion of the Company's initial public offering (see Note 4a).

  (r) Recent Accounting Pronouncements

  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company adopted SFAS No. 133 effective July 1, 2000. Management does not believe the adoption of SFAS No. 133 will have a material effect on the Company's consolidated financial position or results of operations.

  In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by SAB 101A and SAB 101B,

                       PHONE.COM, INC. AND SUBSIDIARIES
which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In June 2000, the SEC issued SAB 101B that delayed the implementation of SAB 101. The Company must adopt SAB 101 no later than the fourth quarter of fiscal 2001. The SEC has recently indicated it intends to issue further guidance with respect to the adoption of specific issues addressed by SAB 101. Until such time as this additional guidance is issued, the Company is unable to assess the impact, if any, it may have on its financial position or results of operations.

  In March 2000, the Emerging Issues Task Force (EITF) published their consensus on EITF Issue No. 00-2, Accounting for Web Site Development Costs, which requires that costs incurred during the development of web site applications and infrastructure, involving developing software to operate the web site, including graphics that affect the "look and feel" of the web page and all costs relating to software used to operate a web site should be accounted for under Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. However, if a plan exists or is being developed to market the software externally, the costs relating to the software should be accounted for pursuant to FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. The Company will be required to adopt EITF Issue No. 00-2 in its first fiscal quarter, beginning after June 30, 2000. The Company is in the process of assessing any impact that the adoption of EITF Issue No. 00-2 will have on its consolidated financial position or results of operations.

  In March 2000, the EITF published their consensus on EITF Issue No. 00-3, Application of AICPA Statement of Position 97-2, Software Revenue Recognition, to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. EITF Issue No. 00-3 states that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. The Company will be required to adopt EITF Issue No. 00-2 in its first fiscal quarter, beginning after June 30, 2000. Management does not believe the adoption of EITF Issue No. 00-3 will have a material effect on the Company's consolidated financial position or results of operations.

  In March 2000, the FASB issued FIN 44, an interpretation of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. FIN 44 addresses inconsistencies in accounting for stock-based compensation that arise from implementation of APB Opinion No. 25. The Company does not anticipate that the adoption of FIN 44 will have a material effect on the Company's consolidated financial position or results of operations. The Company adopted FIN 44 effective July 1, 2000.

                       PHONE.COM, INC. AND SUBSIDIARIES

2. Balance Sheet Components

  (a) Cash, Cash Equivalents and Short-Term Investments

  The following summarizes our cash, cash equivalents, and short-term investments (in thousands):

                                                                   June 30,
                                                               ----------------
                                                                1999     2000
                                                               ------- --------
   Cash and cash equivalents:
     Cash..................................................... $ 3,671 $  3,151
     Money market funds.......................................  71,134   48,961
     Commercial paper.........................................   4,998   45,455
     Less: restricted cash equivalents........................     --   (18,694)
                                                               ------- --------
                                                               $79,803 $ 78,873
                                                               ======= ========

                                              Available-for sale securities
                                         ---------------------------------------
                                                   Gross      Gross    Estimated
                                                 unrealized unrealized   fair
   June 30, 1999:                         Cost     gains      losses     value
   --------------                        ------- ---------- ---------- ---------
   Corporate bonds...................... $30,299    $ --       $ --     $30,299
   Commercial paper.....................   2,984      --         --       2,984
                                         -------    ----       ----     -------
                                         $33,283    $ --       $ --     $33,283
                                         =======    ====       ====     =======

                                          Available-for sale securities
                                     -----------------------------------------
                                                 Gross      Gross    Estimated
                                               unrealized unrealized   fair
   June 30, 2000:                      Cost      gains      losses     value
   --------------                    --------  ---------- ---------- ---------
   Corporate bonds.................. $126,917     $ --      $(251)   $126,666
   Commercial paper.................  123,877       --        (37)    123,840
   Certificates of deposit..........   70,823       22        --       70,845
   Federal agencies.................   37,464       --        (94)     37,370
   Less: restricted investments.....   (2,006)      --        --       (2,006)
                                     --------     ----      -----    --------
                                     $357,075     $ 22      $(382)   $356,715
                                     ========     ====      =====    ========

  All short-term investments as of June 30, 2000, contractually mature within one year and are classified as current assets. See Note 6 for information about the Company's restricted investments. Realized gains and losses from sales of each type of security were immaterial for all periods presented.

  (b) Property and Equipment

  Property and equipment consisted of the following (in thousands):

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Computer equipment and software............................ $ 4,785  $24,924
   Furniture and equipment....................................     314    6,153
   Leasehold improvements.....................................     118    1,797
                                                               -------  -------
                                                                 5,217   32,874
   Accumulated depreciation and amortization..................  (2,203)  (7,686)
                                                               -------  -------
                                                               $ 3,014  $25,188
                                                               =======  =======

                       PHONE.COM, INC. AND SUBSIDIARIES

  Equipment under capital leases aggregated $373,000 and $1.8 million as of June 30, 1999 and 2000, respectively. Accumulated amortization on the assets under capital leases aggregated $167,000 and $437,000 as of June 30, 1999 and 2000, respectively.

  (c) Goodwill and Other Intangible Assets

  Goodwill and other intangible assets consisted of the following (in thousands):

                                                                      June 30,
                                                                        2000
                                                                     ----------
   Goodwill......................................................... $1,751,571
   Developed and core technology....................................     64,652
   Covenants not to compete.........................................      7,100
   Assembled workforce..............................................      3,955
                                                                     ----------
                                                                      1,827,278
   Accumulated amortization.........................................   (214,401)
                                                                     ----------
                                                                     $1,612,877
                                                                     ==========

  (d) Accrued Liabilities

  Accrued liabilities consisted of the following (in thousands):

                                                                    June 30,
                                                                 --------------
                                                                  1999   2000
                                                                 ------ -------
   Accrued salaries, benefits and commissions................... $2,226 $ 7,988
   Acquisition related liabilities..............................    --   20,788
   Other accruals............................................... $4,947  16,721
                                                                 ------ -------
                                                                 $7,173 $45,497
                                                                 ====== =======

3. Equipment Loans

  During the year ended June 30, 2000, the Company assumed seven separate secured promissory notes with a commercial lender in connection with its acquisitions. Under the terms of the acquisitions, the Company assumed approximately $1.6 million, of which approximately $1.4 million was outstanding as of June 30, 2000. The notes bear interest at an effective rate of 13.6% and expire in March 2003. The notes are secured by a Senior Loan and Security agreement with the commercial lender which grants the commercial lender a first security interest in the property and equipment that was purchased with the proceeds.

  The loans mature over the next three years ending June 30, as follows :
2001--$388,000; 2002--$483,000; 2003--$555,000.

4. Stockholders' Equity

  (a) Initial Public Offering

  On June 11, 1999, the Company completed an initial public offering (IPO) of 9,200,000 shares of its common stock at a price of $8.00 per share and received net proceeds of approximately $66.8 million. At the IPO date, all outstanding shares of the Company's convertible preferred stock were automatically converted into common stock on a one-for-one basis.

                       PHONE.COM, INC. AND SUBSIDIARIES

  (b) Secondary Offering

  On November 16, 1999, the Company completed a secondary offering of 3,041,500 shares of its common stock at a price of $135.00 per share and received net proceeds of approximately $390.4 million.

  (c) Reverse Stock Split

  On June 7, 1999, the Company effected a two-for-three reverse stock split of its convertible preferred stock and common stock. The accompanying consolidated financial statements have been retroactively restated to give effect to this reverse stock split.

  (d) Stock Split

  On October 29, 1999, the Company effected a two-for-one stock split of its common stock. The accompanying consolidated financial statements have been retroactively restated to give effect to this stock split.

  (e) Stock Plans

  The Company is authorized to issue up to 18,767,774 shares of common stock in connection with its 1995 and 1996 stock option plans (the Plans) to directors, employees, and consultants. The Plans provide for the issuance of stock purchase rights, incentive stock options, or nonstatutory stock options.

  The stock purchase rights are subject to a restricted stock purchase agreement whereby the Company has the right to repurchase the stock upon the voluntary or involuntary termination of the purchaser's employment with the Company at the original issuance cost. The Company's repurchase right lapses at a rate determined by the stock plan administrator, but at a minimum rate of 20% per year. Through June 30, 2000, the Company has issued 3,956,506 shares under restricted stock purchase agreements, of which 908,334 shares have been repurchased and 765,598 are subject to repurchase at a weighted-average price of $0.48 per share. Certain of these restricted shares were issued to officers of the Company for full recourse promissory notes with interest rates ranging from 5.49% to 6.48% and terms of four to five years.

  Under the Plans, the exercise price for incentive stock options is at least 100% of the stock's fair value on the date of grant for employees owning less than 10% of the voting power of all classes of stock, and at least 110% of the fair value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options granted under the 1995 stock option plan, the exercise price is also at least 110% of the fair value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory options granted under the 1996 stock option plan, the exercise price is determined by either the board of directors or a committee of the board.

  Under the Plans, options generally expire in 10 years. However, the term of the options may be limited to 5 years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 4- to 5-year period. As of June 30, 2000, there were -0- and 968,987 additional shares available for grant under the 1995 and 1996 stock option plans, respectively.

  On March 26, 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the Purchase Plan) and reserved a total of 1,200,000 shares of the Company's common stock for issuance thereunder plus an automatic annual increase for fiscal 2000 through 2004 equal to the lesser of 1,000,000 shares or 1% of the

                       PHONE.COM, INC. AND SUBSIDIARIES

Company's outstanding common stock on the last day of the immediately preceding fiscal year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair value of the common stock at the beginning or end of each offering period, generally 24 months in length.

  On March 26, 1999, the Company adopted the 1999 Directors Stock Option Plan (the Directors Plan) and reserved a total of 1,200,000 shares of the Company's common stock for issuance thereunder. Each nonemployee director who becomes a member of the Board of Directors will initially be granted an option for 66,666 shares of the Company's common stock and, thereafter, an option to purchase an additional 5,000 shares of the Company's common stock quarterly commencing in the fiscal quarter ending September 30, 2000. Options granted under the Directors Plan vest immediately. The exercise price of the options granted under the Directors Plan is equal to the fair value of the Company's common stock on the date of grant.

  On May 3, 2000, the Company adopted the 2000 Non-Executive Stock Option Plan (the Non-Executive Plan) and reserved a total of 2,000,000 shares of the Company's common stock for issuance thereunder. The plan provides for the issuance of nonstatutory stock options. Under the Non-Executive Plan, options expire in 10 years from the date of grant, and the options are available for issuance only to employees and consultants of the Company. Vesting periods are determined by the Company's Board of Directors and generally provide for shares to vest ratably over a 4-year period. As of June 30, 2000, there were 753,223 additional shares available for grant under the Non-Executive Plan.

  In conjunction with the Company's acquisitions of AtMotion, Paragon Software (Holdings) Limited (Paragon), Onebox and MyAble, Inc. (MyAble) during the year ended June 30, 2000, the Company registered and adopted the existing stock option plans of each company, resulting in the registration of 704,070 shares of the Company's common stock subject to stock options. The options generally expire over a 10-year period and the vesting periods vary with a maximum period of 4 years. As of June 30, 2000, there were no additional shares available for grant under the respective plans.

                       PHONE.COM, INC. AND SUBSIDIARIES

  (f) Stock-Based Compensation

  The Company uses the intrinsic-value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options granted or restricted stock sold because the exercise price of each option or purchase price of each share of restricted stock equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option or purchase date of each restricted stock share, except for stock options granted and restricted stock sold from October 1997 through March 1999. With respect to the stock options granted and restricted stock sold from October 1997 to March 1999, the Company recorded deferred stock compensation of approximately $2.4 million for the difference at the grant or issuance date between the exercise price of each stock option granted or purchase price of each restricted share sold and the fair value of the underlying common stock. This amount is being amortized on an accelerated basis over the vesting period, generally four to five years, consistent with the method described in FIN 28. During the year ended June 30, 2000, the Company recorded additional deferred stock compensation of approximately $8.0 million in conjunction with its acquisitions of APiON, Angelica and Velos (see Note 5). During the year ended June 30, 2000, the Company also recorded deferred stock-based compensation in the amount of $2.8 million for stock issued to an employee at below fair market value at the time of the grant, which is being amortized over the vesting period of 48 months consistent with the method described in FIN 28. Had compensation costs been determined in accordance with SFAS No. 123 Accounting for Stock-Based Compensation, for all of the Company's stock-based compensation plans, net loss and basic and diluted net loss per share would have been as follows (in thousands, except per share data):

                                                    Years ended June 30,
                                                 -----------------------------
                                                   1998      1999      2000
                                                 --------  --------  ---------
   Net loss:
     As reported................................ $(10,623) $(20,763) $(265,144)
     Pro forma.................................. $(10,656) $(22,139) $(348,460)
   Basic and diluted net loss per share:
     As reported................................ $  (1.02) $  (1.49) $   (3.81)
     Pro forma.................................. $  (1.02) $  (1.59) $   (5.00)

  The fair value of each option was estimated on the date of grant using the minimum value method prior to the IPO and the Black-Scholes option pricing model after the IPO, with no expected dividends and the following weighted-average assumptions:

                                                   Years ended June 30,
                                             ----------------------------------
                                                1998        1999        2000
                                             ----------  ----------  ----------
   Expected life                             3.23 years  3.17 years  3.56 years
   Risk-free interest rate..................       5.55%       5.38%       6.20%
   Volatility...............................        --           54%        110%

  The fair value of purchase rights granted under the Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in the years ended June 30, 1999 and 2000: no expected dividends; expected volatilities of 80% and 110%, respectively; risk-free interest rates of 5.26% and 5.59%, respectively; and expected lives of 1.25 years and 1.25 years, respectively. The weighted-average fair values of purchase rights granted under the Purchase Plan during 1999 and 2000 were $3.12 and $53.46 per share, respectively.

                       PHONE.COM, INC. AND SUBSIDIARIES

  A summary of the status of the Company's options under its stock option plans is as follows (in thousands, except per share data):

                                            Years ended June 30,
                             -----------------------------------------------------
                                   1998              1999              2000
                             ----------------- ----------------- -----------------
                                     Weighted-         Weighted-         Weighted-
                                      average           average           average
                                     exercise          exercise          exercise
                             Shares    price   Shares    price   Shares    price
                             ------  --------- ------  --------- ------  ---------
Outstanding at beginning of
 year......................  4,142     $0.14   5,754     $0.50    9,502   $ 3.18
Granted....................  2,844      0.87   4,676      5.95    6,485    87.69
Assumed under
 acquisitions..............    --        --      --        --       732     2.62
Forfeited..................   (426)     0.15    (440)     0.86     (328)   52.38
Exercised..................   (806)     0.11    (488)     0.58   (2,727)    1.23
                             -----             -----             ------
Outstanding at end of
 year......................  5,754      0.50   9,502      3.18   13,664    42.47
                             =====             =====             ======
Options exercisable at end
 of year...................    770      0.14   2,018      0.79    1,741     5.79
                             =====             =====             ======
Weighted-average fair value
 of options granted during
 the year with exercise
 prices equal to fair value
 at date of grant..........             0.03              3.89             64.85
Weighted-average fair value
 of options granted during
 the year with exercise
 prices less than fair
 value at date of grant....             0.91              0.16             84.92

  As of June 30, 2000, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows (number of options in thousands):

                                 Options outstanding         Options exercisable
                          --------------------------------- ---------------------
                                       Weighted-
                                        average
                                       remaining  Weighted-             Weighted-
                                      contractual  average   Number of   average
                            Number       life     exercise    shares    exercise
Range of exercise prices  outstanding   (years)     price   exercisable   price
------------------------  ----------- ----------- --------- ----------- ---------
$  0.03-3.62............     4,367       7.86      $  1.10     1,251     $  0.90
   6.00-8.00............     2,950       8.93         7.70       431        7.42
  26.25-38.75...........       442       9.12        30.86         7       38.41
  55.16-84.38...........     3,503       9.80        71.65       --          --
  99.88-120.50..........     1,617       9.39       108.59        51      103.78
 136.00-163.13..........       785       9.59       143.33         1      144.25
                            ------                             -----
                            13,664       8.91        42.47     1,741        5.79
                            ======                             =====

5. Acquisitions

  On October 26, 1999, the Company completed its acquisition of APiON Telecom Limited (APiON), a company based in Belfast, Northern Ireland, in exchange for 2,393,026 shares of its common stock. In addition, the Company also agreed to issue cash and common stock with an aggregate value of up to approximately $14.1 million to the then current and former employees of APiON. APiON was a provider of WAP software products to GSM network operators in Europe and had expertise in GSM Intelligent Networks, wireless data and WAP technology. Former employees of APiON received consideration totaling approximately $2.2 million in cash with the remaining $4.3 million payable in common stock of the Company on the one-year anniversary of

                       PHONE.COM, INC. AND SUBSIDIARIES
the closing of the acquisition of APiON subject to forfeiture upon the occurrence of certain events. Current employees of APiON received approximately $2.5 million in cash with the remaining $5.1 million payable in common stock of the Company on each of the first two anniversaries of the closing of the acquisition of APiON contingent upon continued employment. The actual number of Phone.com shares to be issued to the then current and former employees of APiON will depend upon the fair value of Phone.com common stock on the distribution date. The total purchase price for the transaction including direct acquisition costs was approximately $246.8 million.

  Common stock issued to former shareholders and cash paid to current and former employees of APiON at the closing of the acquisition was included in the purchase price. Contingent common stock issuable in the future to former employees of APiON has been treated as contingent consideration. The common stock that is issued to the former employees of APiON upon the satisfaction of certain future events will be added to goodwill and amortized over the remaining useful life. Common stock issuable in the future to current employees of APiON has been recorded as deferred stock-based compensation.

  The Company accounted for the acquisition of APiON as a purchase with APiON's results of operations included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $244.5 million, with $242.5 million attributable to goodwill, $1.7 million attributable to assembled workforce, $170,000 attributable to developed technology and $110,000 attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years with the exception of the in-process research and development, which was expensed on the acquisition date. In connection with the acquisition, the Company recorded deferred stock-based compensation in the amount of approximately $5.1 million, which is being amortized on an accelerated basis over the vesting period of 24 months, consistent with the method described in FIN 28.

  On October 27, 1999, the Company acquired substantially all of the assets of Angelica Wireless ApS (Angelica), including all software technology, intellectual property and certain customer agreements, and excluding the assumption of liabilities. Angelica is a developer of WAP software products complementary to the Company's MyPhone application suite software. Total consideration paid, including direct acquisition costs, was approximately $2.0 million. In addition, the Company also agreed to issue approximately 16,000 shares of its stock to employees of Angelica with an aggregate value of approximately $1.7 million, subject to certain forfeiture conditions dependent on continued employment. The Company accounted for the acquisition as a purchase with Angelica's results of operations included from the acquisition date. Approximately $2.0 million was allocated to goodwill, which is being amortized on a straight line basis over a period of three years. In addition, the Company recorded deferred stock-based compensation in the amount of $1.7 million, which is being amortized on an accelerated basis over the vesting period of 36 months, consistent with the method described in FIN 28.

  On February 8, 2000, the Company acquired all of the outstanding common and redeemable convertible preferred stock of AtMotion, in exchange for 2,280,287 shares of its common stock. The Company also assumed all of the outstanding options and warrants of AtMotion. AtMotion is a provider of Voice Portal technology. Total consideration given aggregated approximately $287.2 million. The acquisition was accounted for as a purchase with AtMotion's results of operations included from the acquisition date. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $286.1 million, with $242.9 million attributable to goodwill, $655,000 attributable to assembled workforce and $42.5 million attributable to developed technology. These assets are being amortized on a straight-line basis over a period of three years. At the time of the acquisition, 12.1% of the shares issued by the Company were placed in escrow with most of the escrow shares to remain in escrow for a period of at least one year from the date of the acquisition to be released upon the occurrence of certain events.

                       PHONE.COM, INC. AND SUBSIDIARIES

  On March 4, 2000, the Company acquired all of the oustanding common and convertible preferred stock of Paragon, a company incorporated in England and Wales, in exchange for 3,051,016 shares of its common stock. The Company also assumed all of the outstanding options of Paragon. Paragon is a provider of syncronization technology allowing PC-based personal information to be easily transferred to mobile devices. Total consideration aggregated approximately $453.7 million in common stock of the Company in addition to a cash payment of $3.6 million. An additional $17.0 million will be paid within one year, payable in approximately 143,000 common shares of the Company's common stock at the election of the shareholder or in cash with the consent of the Company as well as additional cash payments of approximately $3.9 million to be allocated certain employees of Paragon. There were also transaction costs in connection with the purchase of approximately $11.6 million. The acquisition was accounted for as a purchase with Paragon's results of operations included from the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $483.7 million, with $455.1 million attributable to goodwill, $980,000 attributable to assembled workforce, $7.2 million attributable to developed technology, $2.3 million attributable to non-compete agreements and $18.1 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the in-process research and development, which was expensed on the acquisition date.

  On April 14, 2000, the Company acquired all of the outstanding common and preferred stock of Onebox, a company based in San Mateo, California, in exchange for 6,207,865 shares of its common stock. The Company also assumed all of the outstanding options of Onebox. Onebox is a communications application service provider offering users unified e-mail, voicemail, facsimile, and wireless-enabled communication applications. Total consideration aggregated approximately $814.7 million, including estimated transaction costs of approximately $16.8 million. The acquisition was accounted for as a purchase with Onebox's results of operations included from the date of acquisition. The excess of the purchase price over the fair value of tangible net assets acquired amounted to approximately $814.1 million, with $789.7 million attributable to goodwill, $590,000 attributable to assembled workforce, $14.7 million attributable to developed technology, $4.8 million attributable to non-compete agreements and $4.3 million attributable to in-process research and development. These assets are being amortized on a straight-line basis over a period of three years, except for the amount recorded for in-process research and development, which was expensed on the acquisition date.

  On May 4, 2000, the Company acquired all of the outstanding common stock of Velos 2 S.r.l. (Velos), a company based in Milan, Italy, in exchange for 8,134 shares of its common stock valued at approximately $579,000 plus a cash payment and direct acquisition costs totaling approximately $350,000. The acquisition was accounted for as a purchase with Velos' results of operations included from the date of acquisition. Approximately $929,000 was allocated to goodwill, which is being amortized on a straight-line basis over a period of three years. In addition, the Company issued an additional 9,866 shares of common stock contingent on future employment which resulted in deferred stock-based compensation in the amount of approximately $1.2 million, which is being amortized on an accelerated basis over the vesting period of 36 months, consistent with the method described in FIN 28.

  On June 14, 2000, the Company acquired all of the outstanding common stock of MyAble, a company based in Palo Alto, California, in exchange for 193,873 shares of its common stock. The Company also assumed all of the outstanding options of MyAble. MyAble is a provider of hosted personalization services for wireline and wireless web technologies. Total consideration aggregated approximately $18.4 million. The acquisition was accounted for as a purchase with MyAble's results of operations included from the date of acquisition. Approximately $18.4 million was allocated to goodwill, which is being amortized on a straight-line basis over a period of three years.

                       PHONE.COM, INC. AND SUBSIDIARIES

  For each acquisition, the Company determined the allocation between developed and in-process research and development. This allocation was based on whether or not technological feasibility has been achieved and whether there is an alternative future use for the technology. SFAS No. 86, sets guidelines for establishing technological feasibility. Technological feasibility can be achieved through the existence of either a detailed program design or a completed working model. As of the respective dates of the acquisitions of APiON, Paragon and Onebox discussed above, the Company concluded that the purchased in-process research and development had no alternative future use and expensed it according to the provisions of FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method.

  The following table shows unaudited pro forma revenue, net loss and basic and diluted net loss per share of Phone.com, including APiON, AtMotion, Paragon, Onebox, and MyAble as if each company had been acquired as of July 1, 1998 (in thousands, except per share data):

                                                           Years ended June
                                                                  30,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
   Revenue............................................... $  15,627  $  71,255
   Net loss.............................................. $(645,797) $(682,067)
   Basic and diluted net loss per share.................. $  (23.23) $   (8.66)

  In computing the pro forma net loss, the charge taken during the year ended June 30, 2000 for in-process research and development has been excluded from the calculation. The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

6. Leases

  In March 2000, the Company entered into a lease for approximately 280,000 square feet of office space in Redwood City, California, that is under construction and is expected to be completed in the year 2001. Lease terms require a base rent of $3.25 per square foot per month as provided by the lease agreement and will increase by 3.5% annually on the anniversary of the initial month of the commencement of the lease. The lease is for a period of twelve years from the commencement date of the lease. The agreement required that the Company provide a letter of credit in the amount of $16.5 million. As of June 30, 2000, the Company has guaranteed the letter of credit and has pledged approximately $20.7 million, or 125% of the letter of credit, of cash equivalents and investments to be held in trust as security for the letter of credit. The restricted cash and investments held in trust under this agreement are earning approximately 6.7% interest and the resulting income earned is not subject to any restrictions. The lease further requires that the Company will pay the leasehold improvements which are expected to be at least $15 million over the next year.

  The Company also entered into additional facility leases during the fiscal year ended June 30, 2000. One of the leases, which will expire on January 2003, was subsequently subleased through January 2001.

  In fiscal 1998, the Company entered into a noncancelable operating lease for its facilities expiring in June 2005. The Company had an additional noncancelable operating lease for its previous facility, which expires in April 2001. However, the Company has entered into a sublease for this facility, which also expires in April 2001. In June 1999, the Company entered into an amendment to its noncancelable operating lease for its facilities to add additional facilities and extend the expiration date to May 2005.

  The Company also has various capital lease agreements.

                       PHONE.COM, INC. AND SUBSIDIARIES

  Annual minimum commitments for the noncancelable operating and capital leases as of June 30, 2000, net of sublease payments, are as follows (in thousands):

                                                               Capital Operating
   Year ending June 30,                                        Leases   Leases
   --------------------                                        ------- ---------
   2001....................................................... $2,855  $  9,489
   2002.......................................................  2,107    18,208
   2003.......................................................    690    17,319
   2004.......................................................    --     16,916
   2005.......................................................    --     16,464
   Thereafter.................................................    --    111,142
                                                               ------  --------
   Total minimum lease and principal payments.................  5,652  $189,538
                                                                       ========
   Amount representing imputed interest.......................    905
                                                               ------
   Present value of future lease payments.....................  4,747
   Current portion of capital lease obligations...............  2,494
                                                               ------
   Noncurrent portion of capital lease obligations............ $2,253
                                                               ======

  Future minimum lease payments under the operating leases have been reduced for sublease rental income of approximately $768,000 for the year ending June 30, 2001. Rent expense for the years ended June 30, 1998, 1999, and 2000, was approximately $307,000, $1,212,000, and $4,244,000, respectively, net of sublease income of $827,000 for the year ended June 30, 2000.

7. Income Taxes

  Income tax expense for the years ended June 30, 1999 and 2000, relates to foreign withholding taxes. The following reconciles the expected corporate federal income tax expense (computed by multiplying the Company's loss before income taxes by 34%) to the Company's income tax expense (in thousands):

                                                      Years ended June 30,
                                                    --------------------------
                                                     1998     1999      2000
                                                    -------  -------  --------
   Expected income tax benefit..................... $(3,612) $(6,344) $(89,606)
   Net operating losses not benefited..............   3,589    5,956    12,503
   Foreign tax rate differential...................     --     2,104     1,597
   Goodwill amortization...........................     --       --     69,596
   In-process research and development.............     --       --      7,647
   Other...........................................      23      388      (140)
                                                    -------  -------  --------
   Actual income tax expense....................... $   --   $ 2,104  $  1,597
                                                    =======  =======  ========

                       PHONE.COM, INC. AND SUBSIDIARIES

  The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

                                                               June 30,
                                                           ------------------
                                                             1999      2000
                                                           --------  --------
   Deferred tax assets:
     Net operating loss carryforwards..................... $ 17,609  $ 73,466
     Accruals and reserves not deductible for tax
      purposes............................................      497     7,476
     Property and equipment...............................      103       214
     Start-up expenditures capitalized for tax purposes...      274       129
     Research and development credit carryforwards........      702     7,486
                                                           --------  --------
       Total deferred tax assets..........................   19,185    88,771
   Less: valuation allowance..............................  (19,185)  (63,856)
                                                           --------  --------
       Net deferred tax assets............................      --     24,915
   Deferred tax liabilities--other intangible assets......      --    (24,915)
                                                           --------  --------
                                                           $    --   $    --
                                                           ========  ========

  The Company's deferred tax liabilities resulted from its acquisitions during the year ended June 30, 2000, due to a difference in the financial statement and tax basis of net assets acquired.

  In light of the Company's recent history of operating losses, the Company has recorded a valuation allowance for all of its deferred tax assets, except to the extent of deferred tax liabilities, as it is presently unable to conclude that it is more likely than not that the deferred tax assets in excess of deferred tax liabilities will be realized.

  Approximately $49.2 million of the valuation allowance for deferred tax assets relating to net operating loss carryforwards is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid-in capital when and if subsequently realized. The benefit from approximately $5.8 million of the total $7.5 million valuation allowance for the deferred tax asset related to research and development credit carryforwards will be allocated to additional paid-in capital when and if subsequently realized.

  As of June 30, 2000, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $192 million and $96 million, respectively. In addition, the Company has federal and California research and development credit carryforwards of approximately $4.9 million and $3.9 million, respectively. The federal net operating loss carryforwards and research and development credit carryforwards will expire from 2011 through 2020 if not utilized. The California net operating loss carryforwards will expire from 2004 through 2006 if not utilized. The California research and development credit carryforwards can be carried forward indefinitely.

8. Geographic, Segment, Significant Customer Information and Enterprise Wide Reporting

  During 1999, the Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, country-specific information and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance.

                       PHONE.COM, INC. AND SUBSIDIARIES

  The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic region and by product for purposes of making operating decisions and assessing financial performance. Therefore, the Company operates in a single operating segment: software that enables the delivery of Internet-based services to mass-market wireless telephones and related services. The disaggregated information reviewed on a product basis by the CEO is as follows (in thousands):

                                                           Years ended June 30,
                                                          ----------------------
                                                           1998   1999    2000
                                                          ------ ------- -------
   Revenue:
     UP.Link Server Suite................................ $1,335 $ 6,636 $46,484
     UP.Browser..........................................    870   4,514  11,793
     Consulting services.................................    --    2,292  10,450
                                                          ------ ------- -------
                                                          $2,205 $13,442 $68,727
                                                          ====== ======= =======

  The Company markets its products primarily from its operations in the United States. International sales are primarily to customers in Asia Pacific and Europe. Information regarding the Company's revenues in different geographic regions is as follows (in thousands):

                                                           Years ended June 30,
                                                          ----------------------
                                                           1998   1999    2000
                                                          ------ ------- -------
   North America......................................... $1,220 $ 4,515 $19,083
   Europe................................................    513   4,317  16,984
   Asia Pacific..........................................    472   4,610  32,660
                                                          ------ ------- -------
                                                          $2,205 $13,442 $68,727
                                                          ====== ======= =======

  Information regarding the Company's revenues in different countries is as follows (in thousands):

                                                          Years ended June 30,
                                                         ----------------------
                                                          1998   1999    2000
                                                         ------ ------- -------
   United States........................................ $1,141 $ 4,294 $18,796
   Japan................................................    414   4,097  21,136
   Other foreign countries..............................    650   5,051  28,795
                                                         ------ ------- -------
                                                         $2,205 $13,442 $68,727
                                                         ====== ======= =======

  The Company's long lived assets residing in countries other than in the United States are insignificant and thus have not been disclosed.

  Significant customer information is as follows:

                                                      Percent of
                                                    total revenue
                                                    ----------------     Percent
                                                     Years ended        of total
                                                       June 30,         accounts
                                                    ----------------  receivable at
                                                    1998  1999  2000  June 30, 2000
                                                    ----  ----  ----  -------------
   Customer A......................................  22%   17%    6%         4%
   Customer B......................................  18%    6%    1%        --
   Customer C......................................   2%   10%    2%        --

                       PHONE.COM, INC. AND SUBSIDIARIES

  Revenues aggregating 37%, 43%, and 15% of total revenues for the years ended June 30, 1998, 1999, and 2000, respectively, were generated from customers who are also stockholders of the Company.

9. Litigation

  In April 2000, the Company filed a lawsuit against Geoworks Corporation in the U.S. District Court in San Francisco, California, alleging and seeking a court order declaring that U.S. Patent No. 5,327,529, assigned to Geoworks, is not infringed by the Company and that the patent is also invalid and unenforceable. The Company took this action in response to Geoworks attempt to require industry participants to obtain licenses under the Geoworks patent. On June 15, 2000, Geoworks filed an answer to the Company's complaint and asserted a counterclaim against the Company alleging that the Company infringed the patent and seeking various forms of relief. On September 8, 2000, Geoworks filed a complaint with the International Trade Commission requesting that the commission commence an investigation based on the importation of WAP compatible devices by the Company and others. Geoworks seeks to have the commission prohibit the importation of these WAP compatible devices based on Geoworks' allegation that they infringe U.S. Patent No. 5,327,529. The Company denies Geoworks' allegations and while it intends to pursue its position vigorously, the outcome of any litigation is uncertain, and the Company may not prevail. Additionally, the Company may incur substantial expenses in defending against this claim. Should the Company be found to infringe the Geoworks patent, it may be liable for potential monetary damages, and could be required to obtain a license from Geoworks. If the Company is unable to obtain a license on commercially reasonable terms, it may not be able to proceed with development and sale of some of its products.

10. Subsequent Events

  On August 8, 2000, the Company entered into an agreement to merge with Software.com, Inc. (Software) in a transaction to be accounted for as a pooling of interests. Under the terms of the agreement, each issued and outstanding share of Software common stock will be exchanged for 1.6105 shares of Phone.com common stock. In addition, all outstanding stock options and warrants of Software will be exchanged for Phone.com stock options and warrants based on the exchange ratio. In connection with the merger, the Company and Software.com expect to incur one-time expenses of approximately $100.0 million.

  On August 8, 2000, the Company adopted a Stockholder Rights Agreement (the Rights Agreement). The Rights Agreement is designed to protect the long-term value of the Company for its stockholders during any future unsolicited acquisition attempt. In connection with the Rights Agreement, the Company declared a dividend of one right for each share of the Company's common stock outstanding on August 18, 2000.

  On August 11, 2000, the Company made a cash payment of $17.0 million to a former shareholder of Paragon that was originally due one year from the original purchase date of March 4, 2000 (See Note 5). The payment was made in conjunction with the former shareholder's separation from the Company.

   On September 18, 2000, the chief executive officer of the Company was granted options to purchase 6 million shares of the Company's common stock with an exercise price equal to fair market value at the grant date. The options expire 10 years from the date of grant, and vest over four years.

                        PHONE.COM, INC. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                            Balance at                             Balance
                         beginning of year Additions Deductions at end of year
                         ----------------- --------- ---------- --------------
Allowance for doubtful
 accounts:

  Year ended June 30,
   1998.................       $  --         $ --      $  --        $ --

  Year ended June 30,
   1999.................       $  --         $ --      $  --        $ --

  Year ended June 30,
   2000.................       $  --         $ 300     $  --        $ 300

Allowance for sales
 returns and credits:

  Year ended June 30,
   1998.................       $  --         $ --      $  --        $ --

  Year ended June 30,
   1999.................       $  --         $ --      $  --        $ --

  Year ended June 30,
   2000.................       $  --         $ 750     $  --        $ 750

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Software.com, Inc.

  We have audited the accompanying consolidated balance sheets of Software.com, Inc. (Software.com) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Software.com, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
July 12, 2000

                               SOFTWARE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                     December 31
                                                  ------------------    June 30
                                                    1998      1999       2000
                                                  --------  --------  -----------
                                                                      (Unaudited)
                     ASSETS
 Current assets:
  Cash and cash equivalents....................   $  6,262  $ 47,175   $ 41,712
  Marketable securities........................        496    25,748     45,707
  Accounts receivable, less allowance of $481,
   $1,024 and $1,127 for December 31, 1998,
   1999 and June 30, 2000 .....................      9,382    23,054     30,738
  Prepaid expenses and other current assets....        550     1,974      2,982
                                                  --------  --------   --------
  Total current assets.........................     16,690    97,951    121,139
 Property and equipment, net...................      4,713     5,302      9,636
 Goodwill and intangibles, net.................        --      8,048     70,213
 Deposits and other assets.....................        345       591        829
                                                  --------  --------   --------
                                                  $ 21,748  $111,892   $201,817
                                                  ========  ========   ========
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
  Accounts payable.............................   $  1,421  $  3,423   $  5,114
  Accrued payroll and related liabilities......      1,600     3,707      3,637
  Other accrued liabilities....................      1,980     2,171      3,021
  Deferred revenue.............................      3,806    10,488     20,519
  Note payable to bank.........................      7,545       --         --
  Current portion of capital lease
   obligations.................................        401       433        485
  Current portion of long-term debt............        937       750        --
                                                  --------  --------   --------
  Total current liabilities....................     17,690    20,972     32,776
 Capital lease obligations, less current
  portion......................................        642       256         28
 Long-term debt................................      3,115     5,500        --
 Commitment and contingencies Software.com
  redeemable convertible preferred stock--
  Series A, no par value, 1,587,000, 0 and 0
  shares authorized, issued and outstanding in
  1998, 1999 and June 30, 2000, respectively...      5,972       --         --
 Software.com redeemable convertible preferred
  stock--Series B, no par value, 1,789,000, 0
  and 0 shares authorized, issued and
  outstanding in 1999, 1998 and June 30, 2000,
  respectively.................................      7,398       --         --
 Stockholders' equity (deficit):
  At Mobile convertible preferred stock--Series
   A, B, C & D, $.017 par value, 3,218,000
   shares authorized, 734,000, 2,050,000 and
   2,753,000 shares issued and outstanding in
   December 1998, 1999 and June 30, 2000,
   respectively................................      5,170    12,969        --
  Software.com convertible preferred stock--
   Series C, no par value, 1,330,000, 0 and 0
   shares authorized, issued and outstanding in
   1998, 1999 and June 30, 2000, respectively..      6,848       --         --
  Common stock, $0.001 par value, authorized--
   150,000,000 shares in 1999 and 50,000,000 in
   1998, issued and outstanding--29,070,000,
   42,611,000, and 48,714,000 shares at
   December 31, 1998, 1999 and June 30, 2000,
   respectively................................      6,418   120,053    230,470
 Deferred compensation.........................     (1,447)   (1,673)    (1,368)
 Accumulated other comprehensive loss..........        --         (6)       (29)
 Accumulated deficit...........................    (30,058)  (46,179)   (60,060)
                                                  --------  --------   --------
  Total stockholders' equity (deficit).........    (13,069)   85,164    169,013
                                                  --------  --------   --------
  Total liabilities and stockholders' equity
   (deficit)...................................   $ 21,748  $111,892   $201,817
                                                  ========  ========   ========

                            See accompanying notes.

                               SOFTWARE.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (In thousands, except per share amounts)

                                                           Six months ended
                            Year ended December 31              June 30
                          ----------------------------  -----------------------
                            1997      1998      1999       1999        2000
                          --------  --------  --------  ----------- -----------
                                                        (Unaudited) (Unaudited)
Revenues:
  Software licenses...... $  7,859  $ 17,462  $ 26,847    $10,285    $ 33,620
  Services...............    2,963     9,271    20,094      7,666      15,992
                          --------  --------  --------    -------    --------
    Total revenues.......   10,822    26,733    46,941     17,951      49,612
Cost of revenues:
  Software licenses......      689     1,568     2,677      1,142       1,328
  Services...............    2,736     9,021    13,681      5,823      12,057
                          --------  --------  --------    -------    --------
    Total cost of
     revenues............    3,425    10,589    16,358      6,965      13,385
                          --------  --------  --------    -------    --------
    Gross profit.........    7,397    16,144    30,583     10,986      36,227
Operating expenses:
  Sales and marketing....    8,767    12,337    19,686      8,249      15,685
  Research and
   development...........    6,710    12,093    15,910      6,784      12,651
  General and
   administrative........    3,505     5,891     8,055      3,076       5,778
  Stock based
   compensation--
   acquisition related...      --        --        125        --        3,646
  Amortization of
   goodwill and purchased
   intangible assets.....      --        --        329        --        1,716
  Purchased in-process
   research and
   development...........      --        --      3,210        --        2,000
  Acquisition--related
   costs.................      --        --        --         --       10,395
  Legal matter...........    1,000      (400)     (200)      (200)        --
                          --------  --------  --------    -------    --------
    Total operating
     expenses............   19,982    29,921    47,115     17,909      51,871
                          --------  --------  --------    -------    --------
    Loss from
     operations..........  (12,585)  (13,777)  (16,532)    (6,923)    (15,644)
Other income (expense):
  Interest income........      335       363     2,073          6       2,326
  Interest expense.......      (63)     (815)     (956)      (427)        (50)
  Other..................      --        (84)      (91)       (68)       (157)
                          --------  --------  --------    -------    --------
    Total other income
     (expense)...........      272      (536)    1,026       (489)      2,119
                          --------  --------  --------    -------    --------
    Loss before income
     taxes...............  (12,313)  (14,313)  (15,506)    (7,412)    (13,525)
    Provision for income
     taxes...............        1       446       212        146         356
                          --------  --------  --------    -------    --------
    Net loss............. $(12,314) $(14,759) $(15,718)   $(7,558)   $(13,881)
Accretion on redeemable
 convertible preferred
 stock................... $   (730) $   (825) $   (403)   $  (403)   $    --
  Net loss applicable to
   common stockholders... $(13,044) $(15,584) $(16,121)   $(7,961)   $(13,881)
  Basic and diluted net
   loss per share........ $  (0.46) $  (0.54) $  (0.45)   $ (0.27)   $  (0.30)
  Weighted average shares
   of common stock
   outstanding used in
   computing basic and
   diluted net loss per
   share.................   28,119    28,671    35,754     29,740      45,633

                            See accompanying notes.

                               SOFTWARE.COM, INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)

                            Preferred                                              Accumulated
                              Stock      Common Stock                                 Other
                          -------------- --------------  Accumulated   Deferred   Comprehensive
                          Shares Amount  Shares  Amount    Deficit   Compensation     Loss       Total
                          ------ ------- ------  ------  ----------- ------------ ------------- --------
Balance at
 December 31, 1996......    --   $   --  26,381  $3,406   $ (1,430)    $   --         $--       $  1,976
Net loss................    --       --     --      --     (12,314)        --          --        (12,314)
Issuance of common
 stock..................    --       --   1,815      45        --          --          --             45
Issuance of AtMobile
 Series A preferred.....    734    5,145    --      --         --          --          --          5,145
Accretion of mandatory
 redemption value of
 preferred stock........    --       --     --      --        (730)        --          --           (730)
Stock option exercises..    --       --     273     288        --          --          --            288
                          -----  ------- ------  ------   --------     -------        ----      --------
Balance at
 December 31, 1997......    734    5,145 28,469   3,739    (14,474)        --          --         (5,590)
Net loss................    --       --     --      --     (14,759)        --          --        (14,759)
Issuance of AtMobile
 common stock...........    --       --       1       1        --          --          --              1
Issuance of Software.com
 Series C preferred.....  1,330    6,848    --      --         --          --          --          6,848
Repricing of warrants...    --       --     --      294        --          --          --            294
Capital contribution....    --       --     --       36        --          --          --             36
Accretion of mandatory
 redemption value of
 preferred stock........    --       --     --      --        (825)        --          --           (825)
Stock option exercises..    --       --     618     760        --          --          --            760
Issue of warrants.......    --       --     --       94        --          --          --             94
Issuance of AtMobile
 Series B Preferred
 warrants...............    --        25    --      --         --          --          --             25
Deferred compensation
 related to stock
 options................    --       --     --    1,495        --       (1,495)        --            --
Amortization of deferred
 compensation in
 connection with stock
 options................    --       --     --      --         --           48         --             48
Repurchase of common
 stock..................    --       --     (18)     (1)       --          --          --             (1)
                          -----  ------- ------  ------   --------     -------        ----      --------
Balance at
 December 31, 1998......  2,064   12,018 29,070   6,418    (30,058)     (1,447)        --        (13,069)
Comprehensive loss:
Net loss................    --       --     --      --     (15,718)        --          --        (15,718)
Other comprehensive
 loss, net of tax:
Unrealized loss on
 securities.............    --       --     --      --         --          --           (6)           (6)
                          -----  ------- ------  ------   --------     -------        ----      --------
Comprehensive loss......    --       --     --      --     (15,718)        --           (6)      (15,724)
Issuance of Software.com
 Series D preferred
 stock..................  1,626   10,000    --      --         --          --          --         10,000
Issuance of AtMobile
 Series B preferred
 stock..................    579    4,060    --      --         --          --          --          4,060
Issuance of AtMobile
 Series C preferred
 stock..................    737    3,645    --      --         --          --          --          3,645
Capital contribution....    --       --     --       12        --          --          --             12
Accretion of mandatory
 redemption value of
 preferred stock........    --       --     --      --        (403)        --          --           (403)
Stock option exercises..    --       --   1,204   3,306        --          --          --          3,306
Issuance of common stock
 in connection with
 employee stock purchase
 plan...................    --       --      76     968        --          --          --            968
Deferred compensation
 related to stock
 options................    --       --     --      770        --         (770)        --            --
Amortization of deferred
 compensation in
 connection with stock
 options................    --       --     --      --         --          544         --            544
Compensation Expense
 nonemployee............    --   $   --     --   $    4   $    --      $   --         $--       $      4

                               SOFTWARE.COM, INC.

                                 (In thousands)

                                              Common                                    Accumulated
                          Preferred Stock     Stock                                        Other
                          ----------------  ----------------  Accumulated   Deferred   Comprehensive
                          Shares   Amount   Shares   Amount     Deficit   Compensation     Loss       Total
                          ------  --------  ------  --------  ----------- ------------ ------------- --------
Conversion into common
 stock of Software.com
 redeemable convertible
 preferred
 Series A and B.........     --   $    --     3,376 $ 13,840   $    --      $   --         $--       $ 13,840
Conversion into common
 stock of Software.com
 convertible preferred
 Series C and D.........  (2,956)  (16,848)  2,956    16,848        --          --          --            --
Issuance of common stock
 in initial public
 offering, net of
 offering costs of
 $1,983.................     --        --    5,000    67,767        --          --          --         67,767
Issuance of common stock
 in connection with
 Telarc, Inc.
 acquisition............     --        --      212    10,000        --          --          --         10,000
Issuance of common stock
 warrants in exchange
 for services...........     --        --      --        121        --          --          --            121
Issuance of preferred
 stock warrants in
 connection with bank
 term note agreement....     --         94     --        --         --          --          --             94
Exercise of warrants....     --        --      753       --         --          --          --            --
Repurchase of common
 stock..................     --        --      (36)       (1)       --          --          --             (1)
                          ------  --------  ------  --------   --------     -------        ----      --------
Balance December 31,
 1999...................   2,050    12,969  42,611   120,053    (46,179)     (1,673)         (6)       85,164
Net loss*...............     --        --      --        --     (13,880)        --          --        (13,880)
Other comprehensive loss, net
 of tax:
Unrealized loss on
 securities*............     --        --      --        --         --          --          (23)          (23)
                          ------  --------  ------  --------   --------     -------        ----      --------
Comprehensive Loss .....     --        --      --        --     (13,880)        --          (23)      (13,903)
Issuance of AtMobile
 Series D preferred
 stock*.................     704    17,530     --        --         --          --          --         17,530
Issuance of common stock
 in exchange for
 services*..............     --        --        2       226        --          --          --            226
Stock option
 exercises*.............     --        --    2,510     8,980        --          --          --          8,980
Nonemployee equity-based
 compensation*..........     --        --      --      3,420        --          --          --          3,420
Issuance of common stock
 in connection with
 employee stock purchase
 plan*..................     --        --      134     1,891        --          --          --          1,891
Exercise of warrants*...     --        --       36         3        --          --          --              3
Conversion into common
 stock of AtMobile
 preferred Series A, B,
 C and D*...............  (2,754)  (30,499)  2,754    30,499        --          --          --            --
Issuance of common stock
 in connection with
 bCandid acquisition*...     --        --      667    65,397        --          --          --         65,397
Amortization of deferred
 compensation in
 connection with stock
 options*...............     --        --      --        --         --          305         --            305
                          ------  --------  ------  --------   --------     -------        ----      --------
Balance at June 30,
 2000* .................     --   $    --   48,714  $230,469   $(60,059)    $(1,368)       $(29)     $169,013
                          ======  ========  ======  ========   ========     =======        ====      ========

* (Unaudited)

                            See accompanying notes.

                               SOFTWARE.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                              Six months ended
                                  Year ended December 31          June 30
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                                                (Unaudited)
Operating activities
  Net loss....................  $(12,314) $(14,759) $(15,718) $(7,558) $(13,881)
  Adjustments to reconcile net
   loss to net cash provided
   by (used in) operating
   activities:
    Depreciation and
     amortization.............     1,227     2,103     2,876      918     3,390
    Noncash stock-based
     expense..................       --          6       154      --        --
    Accrued interest on
     convertible notes........       --        --        --       --         26
    Loss on disposal of
     assets...................       --        --         10      --        --
    Deferred compensation.....       --         48       544      240       304
    Non-employee equity-based
     compensation.............       --        --        --       --      3,646
    Write-off of in-process
     R&D......................       --        --      3,210      --      2,000
    Provision for doubtful
     accounts.................       123       554       790      308       375
  Changes in operating assets
   and liabilities:
    Accounts receivable.......    (1,380)   (7,259)  (14,469)  (1,957)   (7,267)
    Prepaid expenses and other
     current assets...........       (44)       60    (1,409)    (408)     (917)
    Deferred income taxes.....       258       --        --       --        --
    Accounts payable..........       297       995     2,092    1,833     1,016
    Deferred maintenance
     revenue..................       --         58       (51)     --        --
    Accrued payroll and
     related liabilities......       291       759     2,107      201       (69)
    Other accrued
     liabilities..............     1,249       506       175     (495)      286
    Deferred revenue..........     3,452       182     6,740      459     9,062
    Other.....................       --         23       --       --        --
                                --------  --------  --------  -------  --------
Net cash provided by (used in)
 operating activities.........    (6,841)  (16,724)  (12,949)  (6,459)   (2,029)
                                --------  --------  --------  -------  --------
Investing activities
  Acquisition of property and
   equipment..................    (2,985)   (1,590)   (3,144)    (613)   (5,745)
  Acquisition of Telarc,
   Inc........................       --        --     (1,601)     --        --
  Purchase of marketable
   securities.................      (892)     (504)  (30,752)  (2,971)  (70,905)
  Maturities of marketable
   securities.................       --        900     5,500      496    50,924
Cash from bCandid
 acquisition..................       --        --        --       --        547
Increase (decrease) in other
 assets.......................      (204)       54      (190)      (8)     (204)
                                --------  --------  --------  -------  --------
Net cash provided by (used in)
 investing activities.........  $ (4,081) $ (1,140) $(30,187) $(3,096) $(25,383)
                                --------  --------  --------  -------  --------

                                                                     (continued)

                               SOFTWARE.COM, INC.

                                 (In thousands)

                                                                 Six months
                                    Year ended December 31      ended June 30
                                    -------------------------  ----------------
                                     1997     1998     1999     1999     2000
                                    -------  -------  -------  -------  -------
                                                                 (Unaudited)
Financing activities
  Proceeds from line of credit....  $   --   $   150  $   --   $   --   $   --
  Proceeds from long-term debt....    1,363    3,359    7,613    4,763      --
  Repayments of long-term debt....      (20)    (467)  (1,330)  (2,674)    (728)
Proceeds (repayments) of note
 payable to bank, net.............    4,388    3,007   (7,635)  (7,089)    (698)
Proceeds from issuance of
 preferred stock, net.............    4,735      --     3,279      --       --
Proceeds from issuance of common
 stock, net.......................       35       36   69,762   67,992      --
Costs related to issuance of
 common stock.....................      --       --    (1,914)     --       --
Issuance of convertible preferred
 stock............................    7,398    6,848   10,000   10,000      --
Proceeds from issuance of AtMobile
 preferred stock, net.............      --       --       --       --    12,504
Issuance of common stock related
 to ESPP..........................      --       --       968      --     1,891
Exercise of stock options.........      288      760    3,306    2,187    8,980
                                    -------  -------  -------  -------  -------
Net cash provided by financing
 activities.......................   18,187   13,693   84,049   75,179   21,949
                                    -------  -------  -------  -------  -------
Net increase (decrease) in cash
 and cash equivalents.............    7,265   (4,171)  40,913   65,624   (5,463)
Cash and cash equivalents at
 beginning of period..............    3,168   10,433    6,262    6,262   47,175
                                    -------  -------  -------  -------  -------
Cash and cash equivalents at end
 of period........................  $10,433  $ 6,262  $47,175  $71,886  $41,712
                                    =======  =======  =======  =======  =======
Supplemental cash flow information
Interest and income taxes paid
 during the year:
  Income taxes paid...............  $     1  $   383  $    87  $    26  $   349
                                    -------  -------  -------  -------  -------
  Interest paid...................  $    61  $   775  $   839  $   599  $   418
                                    -------  -------  -------  -------  -------
Noncash transactions:
  Conversion of notes payable and
   accrued interest into preferred
   stock..........................  $   410  $   --   $ 4,426  $   --   $ 5,026
                                    -------  -------  -------  -------  -------
  Property and equipment acquired
   pursuant to capital leases.....  $   --   $ 1,269  $   --   $   --   $   --
                                    -------  -------  -------  -------  -------
  Warrants issued in connection
   with borrowing agreements......  $   --   $    25  $    96  $   --   $   --
                                    -------  -------  -------  -------  -------
  Warrant issued for placement fee
   in connection with Series D
   preferred stock financing......  $   --   $   --   $   --   $   --   $    46
                                    -------  -------  -------  -------  -------

                            See accompanying notes.

                              SOFTWARE.COM, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

1. Summary of Significant Accounting Policies

  Organization and Business

  Software.com (the Company) develops, markets, sells, and supports a variety of Internet infrastructure applications to service providers worldwide, including telecommunications companies, Internet Service Providers, application service providers, cable-based Internet access providers, wireless telephony carriers, Internet portals, competitive local exchange carriers, and Internet service wholesalers. Service providers use these products to provide advanced messaging offerings, such as Internet mail services, to their consumer and business customers.

  Principles of Consolidation and Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

  As further described in Note 11, the Company acquired AtMobile.com, Inc. (AtMobile) on April 11, 2000. The acquisition was accounted for as a pooling of interests. Accordingly, the financial information presented reflects the combined financial position and operations of the Company and AtMobile for all dates and periods presented.

  Interim Financial Statements

  The accompanying balance sheet as of June 30, 2000, and the statements of operations and cash flows for the six months ended June 30, 1999 and 2000, and the statement of stockholders' equity for the six months ended June 30, 2000, are unaudited. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operation for the six months ended June 30, 2000, are not necessarily indicative of operating results to be expected for the full fiscal year.

  Cash and Cash Equivalents

  The Company considers cash equivalents to be only those investments, which are highly liquid, readily convertible to cash and which mature within three months from date of purchase. Cash and cash equivalents include commercial paper, money market accounts, debt securities and auction rate securities at December 31, 1999 and 1998.

  Marketable Securities

  Marketable securities consist of investments in commercial paper, government securities, corporate notes and certificates of deposit that have maturities greater than three months but less than one year from date of purchase.

  The Company considers its investment portfolio available-for-sale as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," issued by the Financial Accounting Standards Board (FASB). Accordingly, these investments are recorded at fair value. Unrealized losses for the year ended December 31, 1999, were $6,000 and have been recorded as comprehensive

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

income (loss). There were no material unrealized gains or losses nor any material differences between the estimated fair values and costs of securities at December 31, 1997 and 1998. There were no material realized gains and losses for the years ended December 31, 1997, 1998 and 1999. The cost of securities sold is based on the specific identification method.

  The fair value of available-for-sale marketable securities by type of security are as follows (in thousands):

                                                                  December 31
                                                                  ------------
                                                                  1998  1999
                                                                  ---- -------
      Type of security:
        Commercial paper......................................... $496 $15,842
        U.S. Treasury securities and obligations of U.S.
         government agencies.....................................  --    5,927
        Corporate notes..........................................  --    2,979
        Other interest-bearing securities........................  --    1,000
                                                                  ---- -------
                                                                  $496 $25,748
                                                                  ==== =======

  Concentration of Credit Risk, Other Risks and Significant Customers

  The Company's business is extremely competitive and is characterized by rapid technology change, new product development and product obsolescence, and evolving industry standards.

  The Company grants credit terms in the normal course of business to its customers. The Company does not require collateral; however, it does perform periodic credit evaluations and analysis of the amounts due from its customers. Credit losses have been within management's expectations and potential uncollectible accounts have been provided for in the financial statements.

  There were no customers that accounted for greater than 10% of total revenues for the year ended December 31, 1999. Revenues from the Company's two largest customers in each of the years ended December 31, 1997 and 1998, accounted for and 17% and 11% and 12% and 9% of total revenues, respectively. At December 31, 1998 and 1999, accounts receivable from one and two customers, respectively, was 25% and 16% of total accounts receivable.

  Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Expenditures for additions and major improvements are capitalized.

  Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

      Computer equipment and
       software...............                                      3 to 5 years
      Furniture and fixtures..                                           7 years
      Leasehold improvements..  Lesser of estimated useful life or life of lease

  Goodwill and Intangible Assets

  Goodwill recognized in business combinations accounted for as a purchase is being amortized on a straight-line basis over five years. Goodwill amortization expense was $100,000 for the year ended December 31, 1999.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  Intangible assets resulting from business combinations consists of core/alternative use technology, a covenant not to compete and assembled workforce, and are being amortized on a straight-line basis over three to five years. Patent and trademark costs are amortized using the straight-line method over periods ranging from 5 to 15 years. Intangible asset amortization expense was $1,000, $2,000 and $231,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  Long-Lived Assets

  The Company assesses on an ongoing basis the recoverability of long-lived assets, including goodwill and other intangible assets, based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flows estimate were less than net book value, net book value would then be reduced to fair value based on an estimate of discounted cash flows. The Company also evaluates the amortization periods of all assets to determine whether events or circumstances warrant revised estimates of useful lives.

  Income Taxes

  Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," issued by the FASB (see Note 6). Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded on the Company's deferred tax assets until such time that it is more likely than not that the deferred tax assets will be realized.

  Accounting for Stock-Based Compensation

  Employee stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant.

  The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of FASB's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123).

  The Company accounts for stock issued to nonemployees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

  Other Comprehensive Income (Loss)

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). Under FAS 130, the Company is required to report unrealized gains (losses) on its marketable securities and any other foreign currency translation adjustments within other comprehensive income (loss). In 1999, other comprehensive loss consists of unrealized gains (losses) on marketable securities.

  Revenue Recognition

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 (SOP 97-2), which was amended by SOP 98-4 and SOP 98-9, "Software Revenue Recognition." These

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This guidance is effective for the Company's transactions entered into subsequent to January 1, 1998. The application of certain provisions was deferred until fiscal years beginning on or after March 15, 1999. Final adoption of these provisions is not expected to have a material impact on the Company's financial condition or results of operation.

  Revenue from Software Licenses. The Company recognizes revenue from sales of software upon delivery of a license key to the customer, provided that persuasive evidence of an arrangement exists, the license fee is fixed and determinable, and collection of the fee is considered probable. If the license agreement has a multi-year term, as is typical with an InterMail Mix contract, or the license fees are calculated based on variable measures, such as the number of mailboxes in use, the Company recognizes revenue as the customer activates mailboxes on their system. When the Company enters into a contract where a customer may activate up to a specified number of mailboxes and support and maintenance fees are based on that specified number, the Company recognizes revenue evenly and ratably as payments become due over the term of the arrangement. When the Company enters into license agreements under which revenues are based on a percentage of the Company's customer's revenues, the Company recognizes revenue as earned and reported by the customer. To date, revenues and expenses related to these revenue-sharing arrangements have not been significant. Revenues from sales to significant resellers are not recognized until the end user has been identified and the license key is issued.

  Revenue from Services. Support and maintenance contracts generally call for the Company to provide technical support and software updates and upgrades to customers. Support and maintenance revenue is recognized ratably over the support or maintenance period.

  The Company recognizes revenue, contract costs, and profit on management and consulting contracts in accordance with Statement of Position No. 81-1 (SOP No. 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Consulting services revenues are primarily related to deployment services performed on a time-and-materials basis under separate service arrangements. Revenue, contact costs, and profit on contracts on fixed-fee contracts are recognized on the percentage-of-completion method (determined based on the cost-to-cost method). Revenue, contract costs, and profits on time-and-material contracts are recorded based upon direct labor hours at fixed hourly rates and cost of materials as incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded. Revisions to contract estimates are recorded as the estimating factors are refined. The effect of these revisions is included in income in the period the revisions are made.

  When software and services are billed prior to the time the related revenue is recognized under the foregoing policy, deferred revenue is recorded. There were no unbilled accounts receivable at December 31, 1998 and 1999.

  Research and Development

  Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

  Advertising Costs

  The Company expenses advertising costs as incurred. Advertising expense totaled $553,000, $499,000 and $732,000 for 1997, 1998 and 1999, respectively.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  Net Loss Per Share

  Basic and diluted net loss per common share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS
128), for all periods presented. In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period.

  For the year ended December 31, 1999, options to purchase 239,400 shares with exercise prices greater than the average market prices of common stock were outstanding.

  In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. The Company has excluded all redeemable convertible preferred stock, convertible preferred stock, warrants and outstanding stock options from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented.

  Segment Information

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers, presented in Notes 1 and 9. Based on the provisions of FAS 131 and the manner in which management analyzes its business, the Company has determined that it does not have separately reportable operating segments.

  Fair Value of Financial Instruments

  The carrying amounts reported in the balance sheets for cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate their fair values due to the short-term nature of these financial instruments. The carrying values of the note payable to bank and the long-term debt outstanding as of December 31, 1998, approximate their fair values. The fair values of these instruments were estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk and remaining maturities.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ materially from those estimates.

  Reclassifications

  Certain prior year amounts were reclassified to conform with current year financial statement presentation.

2. Acquisitions

  In April 1999, the Company completed its acquisition of Mobility.Net, Inc. (Mobility.Net), which offers products for Web messaging using a Java-based technology platform that complement the Company's product offerings. The Company issued 1,579,000 shares of its common stock in exchange for all of the outstanding shares of Mobility.Net. The acquisition was accounted for as a pooling of interests. Accordingly, the financial

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

information presented reflects the combined financial position and operations of the Company and Mobility.Net for all dates and periods presented.

  In October 1999, the Company completed its acquisition of Telarc, Inc. (Telarc), which currently provides carrier-scale Short Messaging Service (SMS) technologies that complement the Company's product offerings. In exchange for all of the issued and outstanding stock of Telarc, the Company issued 212,000 shares of the Company's common stock with a value of $10.0 million and $1.5 million in cash. The acquisition of Telarc was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. Telarc's operating results have been included in the Company's consolidated financial statements results from the acquisition date of October 20, 1999. The purchase price plus costs directly attributable to the completion of the acquisition of approximately $101,000 have been allocated to the assets and liabilities acquired based on their approximate fair value as determined through an independent appraisal using proven valuation procedures and techniques. The purchase price of $11.6 million was allocated as follows (in thousands):

      Tangible assets.................................................. $   263
      Developed technology.............................................   5,700
      Assembled workforce and other intangibles........................     125
      In-process research and development..............................   3,210
      Goodwill.........................................................   2,303
                                                                        -------
        Total purchase price........................................... $11,601
                                                                        =======

  The appraisal of the acquired business included $3.2 million of in-process research and development, which was primarily related to three products under development. The valuation represents the five-year after tax cash flow of the in-process technology using a discount rate of 40%. This acquired technology had not yet reached technological feasibility and had no future alternative uses. Accordingly, it was written off at the time of the acquisition. Goodwill and identified intangibles are being amortized on a straight-line basis over their estimated economic useful lives of three to five years. The pro-forma effect of the Telarc acquisition as if it has occurred on January 1, 1998 and 1999, is not significant to the financial statements presented herein.

  In addition, in conjunction with the Company's acquisition of Telarc, the Company entered into an employment agreement with an executive of Telarc which the Company will pay a total of $3.5 million in cash to be paid out and expensed in equal quarterly installments over ten quarters beginning March 2000.

3. Property and Equipment

  The major components of property and equipment are as follows (in thousands):

                                                                  December 31
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
      Computer equipment and software........................... $5,746 $ 8,004
      Furniture and fixtures....................................  1,217   1,811
      Leasehold improvements....................................  1,586   1,865
                                                                 ------ -------
                                                                  8,549  11,680
      Less accumulated depreciation.............................  3,836   6,378
                                                                 ------ -------
                                                                 $4,713 $ 5,302
                                                                 ====== =======

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

4. Note Payable to Bank, Long-Term Debt and Credit Facilities

  The Company had an arrangement with a financial institution which provided for a total line of credit not to exceed the lesser of $15.0 million (of which the Company could draw down up to $2.5 million as an equipment acquisition loan), or an amount based on certain receivables collection criteria (the Software.com. credit facility). As of December 31, 1999, the Company had repaid all borrowings using proceeds of the initial public offering of its common stock in June 1999, and has terminated this arrangement. At December 31, 1998, borrowings under the line of credit totaled $7,395,000. The interest rate for borrowing under the line of credit was prime rate plus 1.5% (9.25% at December 31, 1998).

  The Company also had a $2 million revolving line of credit with a bank (the AtMobile line of credit). Borrowings outstanding under this line of credit were $150,000 at December 31, 1998. The line of credit was secured by substantially all accounts receivable. The line of credit was refinanced on April 30, 1999, with a term loan from the bank.

  Long-term debt consists of the following (in thousands):

                                                      December 31
                                                     --------------    June 30
                                                      1998    1999      2000
                                                     ------  ------  -----------
                                                                     (Unaudited)
   Term loan from bank, interest at prime plus 2%
    (10.5% at December 31, 1999), 36 monthly
    principal payments of $62,500 beginning on May
    5, 1999........................................  $2,000  $1,750      --
   Convertible note bearing interest at the rate of
    5.06% per annum, converted on June 15, 1999....     735     --       --
   Convertible note bearing interest at the rate of
    5.06% per annum, converted on June 15, 1999....     711     --       --
   Equipment acquisition loan from bank, interest
    at prime rate plus 1.75% (9.5% at December 31,
    1998)..........................................     340     --       --
   Convertible note bearing interest at the rate of
    5.06% per annum, converted on June 15, 1999....      54     --       --
   Convertible note bearing interest at 5.88%,
    converted on February 18, 2000.................     --    4,500      --
   Term loan from bank, interest at prime plus
    1.50%, refinanced on April 30, 1999............     212     --       --
                                                     ------  ------      ---
                                                      4,052   6,250      --
   Less current portion............................    (937)   (750)     --
                                                     ------  ------      ---
                                                     $3,115  $5,500      --
                                                     ======  ======      ===

  In connection with a renegotiation of the Software.com credit facility in 1998, the Company issued a warrant to the financial institution to purchase 68,000 shares of common stock of the Company at an exercise price of $5.15 per share. The fair value of the warrants was determined to be approximately $94,000, using the Black-Scholes option pricing model with an expected volatility factor of 35%, risk-free interest rate of 6%, no dividend yield, and a 5 year life, and was amortized as interest expense over the term of the credit facility agreement.

  In January 2000, the Company issued additional convertible promissory notes for bridge financing aggregating $500,000. These notes bear interest at the rate of 5.88%. On February 18, 2000, these promissory

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

notes and the MCP Global promissory note of $4,500,000 with accrued interest of $26,000 were converted into 187,498 shares of AtMobile Series D preferred stock (see Note 5).

  In August 1999, the Company obtained an $800,000 letter of credit with a bank to secure a long-term facilities operating lease.

  Aggregate maturities on the term loan as of December 31, 1999, are as follows (in thousands):

      Year Ending December 31:
      ------------------------
        2000............................................................. $  750
        2001.............................................................    750
        2002.............................................................    250
                                                                          ------
                                                                          $1,750
                                                                          ======

5. Stockholders' Equity (Deficit)

  Preferred Stock

  The following table summarizes the historical issuances of convertible preferred stock by Software.com (the Software.com preferred stock).

                                                                         Net
   Date Issued                                Series        Shares    Proceeds
   -----------                            ---------------  --------- -----------
   October 1996..........................   A (Redeemable) 1,587,302 $ 4,960,000
   February 1997.........................   B (Redeemable) 1,789,279   7,398,000
   August 1998...........................   C              1,329,781   6,848,000
   April 1999............................   D              1,626,016  10,000,000
                                                           --------- -----------
                                                           6,332,378 $29,206,000
                                                           ========= ===========

  Upon completion of the Company's initial public offering on June 29, 1999, all series of Software.com preferred stock automatically converted into common stock at a 1:1 ratio.

  In connection with the acquisition of AtMobile in April of 2000 (see Note
11), all shares of preferred stock previously issued by AtMobile were converted into common shares of Software.com upon closing of the transaction.

  The following table summarizes the historical issuances of convertible preferred stock by AtMobile (the AtMobile preferred stock). The amounts of preferred shares issued have been adjusted to give effect to the conversion ratio used to effect the business combination.

                                                            Conversion of Notes
                                      Aggregate     Net         Payable and
   Date Issued                 Series  Shares    Proceeds    Accrued Interest
   -----------                 ------ --------- ----------- -------------------
   September 1997.............    A     734,037 $ 5,145,000     $      --
   June 1999..................    B     579,221         --       4,076,000
   August and November 1999...    C     666,290   3,295,000            --
   August 1999................    C      70,241         --         350,000
   February 2000..............    D     703,326  12,504,000      5,026,000
                                      --------- -----------     ----------
                                      2,753,115 $20,944,000     $9,452,000
                                      ========= ===========     ==========

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  Each share of AtMobile preferred stock was convertible into one share of AtMobile common stock.

  During June 1999, in connection with the issuance of the Series B AtMobile preferred stock, the board of directors of AtMobile declared a 2.19769223-to-1 stock split on the Series A AtMobile preferred stock. The effect of the split was to increase the number of authorized, issued and outstanding shares of Series A AtMobile preferred stock. The number of shares issued and outstanding has been retroactively adjusted to reflect these changes.

  Prior to the conversion of all outstanding Software.com preferred stock into common stock upon completion of the Company's initial public offering, the Series A Software.com Preferred Stock redemption price included a redemption premium of 10% per year compounded annually. Accordingly, the initial fair value of the Software.com Preferred Stock A was increased by periodic accretions, using the interest method, so that the carrying amount would equal the mandatory redemption amount at the redemption date. For the years ended December 31, 1997, 1998 and 1999, such periodic accretions totaled $730,000, $825,000 and $403,000, respectively, and are reflected as charges against the Company's accumulated deficit for each year.

  Warrants and Options

  In connection with the issuance of the Software.com Series A Preferred stock, the Company also issued a warrant to purchase 529,101 shares of common stock of the Company at an exercise price of $5.00 per share and a warrant to purchase 279,841 shares of common stock at an exercise price of $7.00 per share (the Common Stock Purchase Warrants). The warrants were exercisable for a period of five years from the date of issuance. At issuance, the fair value of the warrants, approximately $430,000, was recorded as common stock on the Company's balance sheet. The fair value of the warrants was determined using the Black-Scholes option pricing model using an expected volatility factor of 30%, risk free interest rate of 6%, no dividend yield, and a 5-year life. In November 1999, the warrant holders exercised the warrants, which resulted in the issuance of 753,379 shares of common stock.

  In July 1998, the Company executed an agreement with the holders of the Software.com Preferred Stock A (the Waiver of Redemption Rights Agreement) whereby the holders of such shares agreed to extend the redemption date of the Series A Preferred Stock for a period of 15 months to January 3, 2000. In consideration of the Waiver of Redemption Rights Agreement, the Company executed an amendment to the Common Stock Purchase warrants, which reduced the exercise price of such warrants to $4.15 per share. The exercise period of the warrants remained unchanged. As a result of the change in the exercise price, the fair value of the warrants increased by approximately $294,000, which was reclassified from redeemable convertible preferred stock into common stock.

  During 1998, the Company issued warrants to purchase shares of AtMobile Series A preferred stock in connection with a capital lease financing arrangement. In accordance with the warrant agreement, the number of shares originally issuable and the related exercise price were adjusted based on a subsequent AtMobile Series B preferred financing in June 1999 whereby the warrants were for 6,395 shares of AtMobile Series A preferred stock with an exercise price of $7.04 per share. The warrants were exercised in connection with the Software.com and AtMobile business combination (see Note 11) and the AtMobile preferred shares were converted into 6,395 shares of Software.com common stock. The Company estimated the value of the warrants to be approximately $3.95 per share, based on a Black-Scholes valuation model, and recorded corresponding deferred debt issuance costs which are being amortized over the life of the related capital lease.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  In July 1999, in connection with a bank financing agreement, the Company issued warrants to a bank to purchase up to 20,370 shares of AtMobile Series B preferred stock at a per share purchase price of $7.04. The warrants were exercised in connection with the Software.com and AtMobile business combination (see Note 11) and the AtMobile preferred shares were converted into 20,370 shares of Software.com common stock. The Company estimated the value of the warrants to be approximately $4.64 per share, based on a Black-Scholes valuation model, and recorded corresponding deferred debt issuance costs which are being amortized over the term of the related financing agreement.

  Amortization of debt issuance cost was $6,250, $29,331, and $13,276 in 1998, 1999, and for the six months ended June 30, 2000, respectively.

  As part of the placement fee associated with the AtMobile Series D capital placement and the bridge financing in March and February 2000, the Company issued a warrant to purchase 6,640 shares of AtMobile Series D Preferred Stock at $26.80 per share. The warrant expires in 2005. The Company estimated the value to be approximately $6.87 per share, based on the Black-Scholes valuation model.

  The AtMobile Preferred Series A, Series B, and Series D warrants were valued using the Black-Scholes valuation model based upon the exercise prices described above, a risk free rate of 6%, a dividend yield of 0%, volatility of
 .6 and an expected life of 1-7 years.

  In June 1999, AtMobile entered into a web development, hosting, maintenance, and licensing agreement with a contractor. As part of the agreement, AtMobile issued warrants to the contractor to purchase 75,944 shares of common stock with an exercise price of $0.17 per share in exchange for these services. The warrants expire June 2009. The warrants become exercisable based on the achievement of certain milestones or over the period for which the services are performed through June 2002, as prescribed in the agreement. During both 1999 and the six months ended June 30, 2000, warrants for 20,938 shares became exercisable for the services performed by the contractor. The value of the services performed was determined based upon the underlying value of the exercisable warrants. During 1999 and the six months ended June 30, 2000, the Company recorded stock based compensation-acquisition related costs related to these services of $100,732 and $2,372,593, respectively. If and when the warrants become exercisable into additional shares, the Company will record the cost for the services based on the then fair value of the exercisable portion of the related warrant.

  In July 1999, the Company obtained bridge financing in the form of a convertible promissory note of $350,000 from a stockholder. In connection with that financing the Company issued a warrant to the stockholder to purchase 4,974 shares of common stock at $0.69 per share. The warrant expires in 2004. The Company estimated the value of the warrant to be approximately $0.34 per share and recorded corresponding interest expense of $1,710 related to the warrant in 1999.

  In November 1999, the Company entered into a development agreement with a contractor. As part of the agreement, the Company issued warrants to the contractor to purchase 12,466 shares of common stock, with an exercise price of $0.69 per share in exchange for these services. The warrants expire November 2004. The warrants become exercisable once certain performance milestones are achieved, as prescribed in the agreement. During 1999 and the three months ended March 31, 2000, warrants for 4,155 and 6,233 shares, respectively, became exercisable for the services performed by the contractor. The remaining unexercisable warrants as of March 31, 2000 were cancelled as the Company elected, as provided for in the agreement, not to pursue the attainment of the remaining milestones. The value of the services performed was based upon the underlying value of the exercisable warrants. During 1999 and the six months ended June 30, 2000, the Company recorded cost related to these services of $18,563 and $585,464, respectively.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  The Company issued options for 4,656 shares at $0.69 per share of common stock to consultants during 1999, which were fully vested at the date of grant. During 1999, the Company recognized compensation-related expense of $2,667 related to these equity awards.

  The common stock warrants and options were valued using the Black-Scholes valuation model based upon the exercise prices described above, a risk free rate of 6%, a dividend yield of 0%, volatility of .6, and an expected life of 2 to 10 years.

  In March 2000, the Company issued 2,328 shares of common stock in connection with a professional service agreement. The Company estimated the value of the common stock at $97.08 per share. In connection with the issuance of the stock, the Company recognized costs of $226,000 for the value of the services.

  Common Stock Restriction Agreements

  In 1997, AtMobile concluded an equity financing through a private offering of 453,960 shares of common stock generating net proceeds of $20,800. These common stock issuances are subject to common stock restriction agreements, whereby if a shareholder ceases to be an employee of the Company, the Company has the right to repurchase any remaining shares of restricted common stock at the original issuance price paid by the shareholder. Generally, the restrictions lapse ratably over five years. The Company repurchased shares of two such employees who terminated their employment with the Company during 1998 and 1999. The number of shares subject to repurchase was 129,586 as of December 31, 1999.

  Common Stock Reserved

  The following table summarizes the number of common shares reserved for issuance as of December 31, 1999. All amounts have been adjusted as necessary to give effect to the conversion ratio used to effect the business combination (see Note 11).

   Conversion of AtMobile preferred stock............................  2,050,000
   AtMobile stock option plan........................................    402,000
   Common stock warrants and non plan options........................  1,118,000
   AtMobile preferred stock warrants.................................     27,000
   Software.com 1995 stock option plan...............................  8,011,000
                                                                      ----------
                                                                      11,608,000
                                                                      ==========

  All AtMobile preferred stock warrants reflected above were exercised for AtMobile preferred stock and concurrently all AtMobile preferred shares were converted into common shares of Software.com in connection with the acquisition of AtMobile by Software.com in April 2000 (see Note 11).

  Authorization to Issue Common Stock

  In June 1999, the Company's board of directors increased the number of authorized common shares from 50,000,000 to 150,000,000.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


6. Income Taxes

  The provision for income taxes consists of the following (in thousands):

                                Year ended
                               December 31
                              ------------------
                              1997   1998   1999
                              ----   ----   ----
   Current:
     Federal................. $--    $--    $--
     State...................    1      1      1
     Foreign.................  --     445    211
                              ----   ----   ----
                                 1    446    212
     Deferred................  --     --     --
                              ----   ----   ----
                              $  1   $446   $212
                              ====   ====   ====

  The provision for foreign income taxes in 1998 and 1999 relates primarily to foreign withholding and foreign income taxes.

  A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of loss before income tax, is as follows:

                                Year ended
                               December 31
                              ------------------
                              1997   1998   1999
                              ----   ----   ----
   Statutory federal income
    tax (benefit) rate.......  (34)%  (34)%  (34)%
     State income tax
      benefits...............   (4)    (2)   --
   Research and development
    credits..................   (2)    (6)   --
     Non qualified stock
      options................  --      (7)   --
     Deferred compensation...  --     --       2
     Foreign taxes...........  --       7      2
   In process research and
    development..............  --     --      10
   Changes in valuation
    allowance................   41     43     19
     Non deductible
      expenses...............  --     --       2
     Other...................   (1)     2    --
                              ----   ----   ----
                               -- %     3%     1%
                              ====   ====   ====

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  The components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999, are as follows (in thousands):

                                                                December 31
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
   Deferred tax assets:
     Net operating loss carryforwards....................... $  8,669  $ 14,892
     Tax credit carryforwards...............................      996     1,339
     Deferred revenue.......................................    1,232     3,947
     Accruals and reserves..................................      341     1,070
                                                             --------  --------
       Total deferred tax assets............................   11,238    21,248
       Less valuation allowance.............................  (11,238)  (18,816)
                                                             --------  --------
       Net deferred tax assets..............................      --      2,432
       Deferred tax liabilities:
   Basis difference in assets...............................      --     (2,432)
                                                             --------  --------
       Net deferred taxes................................... $    --   $    --
                                                             ========  ========

  Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

  At December 31, 1999, the Company had net operating loss carryforwards available to reduce future federal and state income of $40.9 million and $11.1 million, respectively, which expire from 2011 to 2019 for federal and 2002 to 2004 for state.

  The Company has federal and state research and development credits of approximately $861,000 and $188,000, respectively, expiring in 2011 to 2014, which may be used to offset future tax liabilities. The Company also has foreign tax credits of approximately $484,000, which will expire in the years 2003 to 2004.

  Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss and tax credit carryforwards (including those related to the operations of AtMobile) may be limited based on changes in the percentage of ownership of the Company.

  Included in the valuation allowance balance is $5.8 million related to the exercise of stock options which is not reflected as an expense for financial reporting purposes. Accordingly, any future reduction in the valuation allowance relating to this amount will be recorded in equity and not reflected as an income tax benefit in the statement of operations.

  No provision has been made for federal, state, or additional foreign income taxes related to approximately $506,000 of undistributed earnings of foreign subsidiaries, which have been or are intended to be permanently reinvested.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


7. Commitments and Contingencies

  The Company leases computer equipment, computer software, and office equipment under capital lease agreements expiring in 2002. The Company also leases its office space and other equipment under noncancelable operating leases that expire at various dates through 2004. Future minimum lease payments under these leases as of December 31, 1999, are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   2000.......................................................  $ 466   $1,408
   2001.......................................................    259    1,056
   2002.......................................................      1      108
   2003.......................................................    --        73
   2004.......................................................    --        43
                                                                -----   ------
     Total....................................................  $ 726   $2,688
     Less amount representing interest........................    (37)
                                                                -----
     Net present value of minimum lease payments..............    689
     Less current portion.....................................   (433)
                                                                -----
                                                                $ 256

  Rent expense totaled $988,000, $1,607,000 and $2,403,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  The Company leases one of its facilities from a related party (see Note 10). The lease expires in February 2002.

  The Company was involved in a contract dispute with a third-party technology partner under a 1996 licensing agreement. The dispute related to a minimum royalty obligation of $1,000,000 purportedly owed by the Company to the third party. In 1997, the Company accrued $1,000,000 for its potential exposure under the claim. In February 1999, the parties entered into an agreement to settle all outstanding claims. The Company paid the third party $400,000, and as a result the related accrual was reduced to $600,000 at December 31, 1998, to reflect the complete resolution of this matter.

8. Employee Stock Option, Stock Purchase and Defined Contribution Plans

  Employee Stock Option Plans

  In October 1995, the Company adopted a stock option plan (the 1995 Plan) that provides for the issuance of incentive and nonqualified stock options. Options under the 1995 Plan are granted for a term of five and ten years at an exercise price equal to the fair market value of the shares at the date of grant, as determined by the board of directors. The options generally vest over a period of four years at 25% per year. The 1995 Plan authorizes a total of up to 10,500,000 shares of Common Stock for issuances as either incentive stock or nonqualified options. At December 31, 1999, 362,000 shares remain available for grant under this plan. On July 1, 2000, the number of shares reserved for issuance under the 1995 Plan was increased to 12,448,931.

  In addition to the options granted under the 1995 Plan, the Company has granted options outside of the 1995 Plan to purchase an aggregate of 1,074,000 shares of common stock. These options contain the same vesting provisions as those granted under the 1995 Plan except that an option to purchase 250,000 shares is subject to accelerated vesting in certain circumstances. At December 31, 1999, 38,000 shares remained authorized and available for grant.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

  Subsequent to year end, in January 2000, the Company adopted a stock option plan (the 2000 Plan) that provides for the issuance of nonqualified stock options. Options under the 2000 Plan are granted for a term of ten years at an exercise price equal to the fair market value of the shares at the date of grant, as determined by the board of directors. The options generally vest over a period of four years at 25% per year. The 2000 Plan authorizes a total of up to 2,050,000 shares of common stock for issuances as nonqualified options.

  The Amended and Restated AtMobile 1997 Stock Option Plan (the AtMobile Plan) provided for the granting of nonqualified and incentive stock options to officers, directors, employees, and consultants.

  Stock options granted under the AtMobile Plan typically vest over a four-year period and expire ten years from the date of grant. Vested incentive stock options are exercisable during continued employment or generally within 90 days of terminating employment. Vested nonqualified stock options are exercisable until expiration. All stock options issued and outstanding under the AtMobile Plan were converted into Software.com common stock options in connection with the business combination (see Note 11) using the exchange ratio used to effect the combination. All disclosures related to stock options issued under the AtMobile Plan have been adjusted to give effect to the conversion ratio.

  In October and December 1999, the Company issued stock options under the AtMobile Plan to consultants to acquire 13,433 shares of common stock at an exercise price of $0.69 per share, which expire in December 2009. Of these options, 1,793 shares were vested on the date of grant. The remaining 11,640 shares vest over four years. The Company recognized stock-based compensation expense of $924 and $462,000 related to these stock options in 1999, and the six months ended June 30, 2000, respectively.

  A summary of the stock option activity is as follows (in thousands, except per share amounts):

                                                            Exercise Price
                                                        -----------------------
                                                                       Weighted
                                                Shares   Low    High   Average
                                                ------  ------ ------- --------
   Outstanding at December 31, 1996............  5,016  $ 1.00 $  3.35  $ 1.56
     Granted...................................  2,395    1.55    3.65    3.58
     Exercised.................................   (273)   1.00    3.35    1.06
     Canceled.................................. (1,567)   1.00    3.65    1.00
                                                ------  ------ -------  ------
   Outstanding at December 31, 1997............  5,571    1.00    3.65    2.61
     Granted...................................  3,883    1.55    3.65    3.58
     Exercised.................................   (618)   1.00    3.65    1.23
     Canceled.................................. (1,192)   1.00    3.65    2.99
                                                ------  ------ -------  ------
   Outstanding at December 31, 1998............  7,644    1.00    3.65    3.15
     Granted...................................  3,575    0.63   96.50   14.85
     Exercised................................. (1,204)   0.63   11.00    2.75
     Canceled..................................   (607)   0.63   11.00    3.49
                                                ------  ------ -------  ------
   Outstanding at December 31, 1999............  9,408    0.63   96.50    7.63
     Granted (unaudited).......................  2,461   24.15  128.50   75.02
     Exercised (unaudited)..................... (2,510)   0.63   42.86    3.52
     Canceled (unaudited)......................   (146)    .69  114.12   54.18
                                                ------  ------ -------  ------
   Outstanding at June 30, 2000 (unaudited)....  9,213  $  .63 $128.50  $26.39
                                                ======  ====== =======  ======

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


                          Options Outstanding at December  Options Exercisable
                                      31, 1999             at December 31, 1999
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                           Number of   Remaining  Average   Number of  Average
                            Shares    Contractual Exercise   Shares    Exercise
   Exercise Price Range   Outstanding    Life      Price   Exercisable  Price
   --------------------   ----------- ----------- -------- ----------- --------
   $ 0.63--$1.54.........    1,426       3.58      $ 1.15       941     $ 1.21
   $ 3.00--$3.65.........    5,001       4.15        3.62     2,273       3.59
   $ 5.50--$6.15.........    1,377       5.93        5.71        65       5.50
   $ 9.00--$32.13........    1,163       9.40       12.58       112      10.88
   $41.00--$96.50........      441       9.83       65.66         1      43.62
                             -----       ----      ------     -----     ------
                             9,408       5.24      $ 7.56     3,392     $ 3.22
                             =====       ====      ======     =====     ======

  Prior to the Company's initial public offering in June 1999, the fair value of each Software.com option grant was determined on the date of the grant using the minimum value method. Subsequent to the offering, the fair value of Software.com options was determined using the Black-Scholes method. The fair value of each AtMobile option was determined on the date of grant using the minimum value method. The weighted average fair value of an option granted during 1997, 1998 and 1999 was $.64, $.64 and $7.71, respectively. Except for the volatility assumption, which was only used under the Black-Scholes method, the following assumptions were used for 1997, 1998 and 1999, respectively, to perform the calculations: risk-free interest rate of 6%, 6% and 5.8%, a weighted-average expected life of the options of 3.4, 3.3 and 4.3 years, 90% volatility in 1999 only and no assumed dividend yield for all years.

  If the Company recognized employee stock option-related compensation expense in accordance with FAS 123 and used the minimum value method for 1997 and 1998 and the combined Black-Scholes and minimum value methods for 1999 for determining the weighted average fair value of options granted, the Company's pro forma net loss applicable to common stockholders would have been $12,749,000, $16,367,000 and $20,083,000, respectively. The 1997, 1998 and
1999 pro forma basic and diluted loss per share would have been $0.46, $0.57 and $0.56.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net loss for 1997, 1998 and 1999 is not representative of the pro forma effect on net income or loss in future years because compensation expense in future years will reflect the amortization of a larger number of stock options granted in several succeeding years.

  As of December 31, 1999, the Company's stock options had a weighted-average remaining contractual life of 5.24 years.

  In connection with the grant of certain share options to employees during 1998 and 1999, the Company recorded deferred compensation of approximately $1,495,000 and $770,000, respectively, for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common shares subject to such options. Such amounts are being amortized over the vesting period of the related options. Amortization expense recognized for the years ended December 31, 1998 and 1999, totaled $48,000 and $544,000, respectively.

  Employee Stock Purchase Plan

  In May 1999, the Company adopted an employee stock purchase plan (the ESPP). A total of 1,000,000 shares of common stock have been reserved for issuance under the ESPP. The number of common shares

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)

reserved under the ESPP may be increased annually on the first day of each fiscal year beginning in 2001. Such increases are limited to the lesser of 500,000 shares or 2% of the shares outstanding on that date or can be further limited by the board of directors.

  The ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code, contains four six-month purchase periods within twenty-four month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year. Eligible participants may purchase common stock through payroll deductions of up to 15% of each participant's compensation. The maximum number of shares a participant may purchase is 10,000 shares. Amounts deducted and accumulated by the participant are used to purchase common shares at the end of each purchase period. The price of stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the end of each purchase period. The ESPP will terminate in 2009.

  For the year ended December 31, 1999, employees purchased 75,948 shares at $12.75. At December 31, 1999, 924,000 shares remained available for future issuance under the Purchase Plan.

  Defined Contribution Plan

  The Company maintains a defined contribution 401(k) plan under which its employees are eligible to participate. Participants may make, within certain limitations, voluntary contributions based upon a percentage of their compensation. The Company may make voluntary contributions to the Plan. Participants are fully vested in the Company's contributions after a specified number of years of service, as defined under the plan. No Company contributions have been made to date under the plan.

9. Geographic Information

  Information regarding revenues and long-lived assets attributable to the Company's primary geographic operating regions is as follows (in thousands):

                                                         Year ended December 31
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
   Revenues:
     United States...................................... $ 7,559 $14,492 $20,057
     Europe.............................................   1,034   5,130  14,171
     Asia...............................................   1,232   3,884   9,964
     Canada.............................................     701   2,754   2,374
     Other..............................................     296     473     375
                                                         ------- ------- -------
       Total revenues................................... $10,822 $26,733 $46,941
                                                         ======= ======= =======

  The geographic classification of revenues is based upon the location of the customer.

                                                                   Year Ended
                                                                   December 31
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
   Long-lived assets:
     United States............................................... $4,626 $5,089
     Europe......................................................     53    160
     Asia........................................................     34     53
                                                                  ------ ------
       Total long-lived assets................................... $4,713 $5,302
                                                                  ====== ======

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


10. Related Party Transactions

  The Company leases one of its facilities from a limited liability company, which includes two members of the board of directors. The aggregate lease commitments related to this lease totaled $418,000 at December 31, 1999. Rent expense under this lease for the years ended December 31, 1997, 1998 and 1999, totaled $165,000, $171,000 and $193,000, respectively.

  For the years ended December 31, 1997, 1998 and 1999, revenues from companies affiliated with AT&T Corporation, which is considered a related party due to its involvement with AT&T Ventures, a preferred/common stockholder, totaled approximately $2,687,000, $3,599,000 and $1,962,000, respectively. At December 31, 1998 and 1999, accounts receivable from such companies totaled approximately $948,000 and $532,000 respectively.

11. Acquisition of AtMobile.com, Inc.

  On April 11, 2000, the Company completed its acquisition of AtMobile. AtMobile was incorporated on August 16, 1996, as Global Mobility Systems, Inc. During June 1999, Global Mobility Systems, Inc. changed its name to AtMobile to reflect its shift to developing mass market Internet service applications that integrate both current and future generations of digital wireless phones with the Internet. The Company is an application service provider for wireless carriers and Internet content providers in search of a technology gateway that links and integrates Web-based content, commerce and applications with current and future generations of wireless phones.

  The acquisition was accounted for as a pooling of interests. Accordingly, the financial information presented reflects the combined financial position and operations of the Company and AtMobile for all dates and periods presented. The Company issued 3,750,000 shares of its common stock in exchange for all of the issued and outstanding common stock of AtMobile as well as in exchange for all outstanding options and warrants to purchase AtMobile common stock.

  Separate operating results of the combined entities for the years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000, were as follows (in thousands):

                                        December 31               March 31
                                 ----------------------------  ----------------
                                   1997      1998      1999     1999     2000
                                 --------  --------  --------  -------  -------
                                                                 (unaudited)
   Revenues:
     Software.com............... $ 10,666  $ 25,619  $ 44,638  $ 8,071  $19,544
     AtMobile...................      156     1,114     2,303      271      574
                                 --------  --------  --------  -------  -------
   Combined..................... $ 10,822  $ 26,733  $ 46,941  $ 8,342  $20,118
   Net loss:
     Software.com............... $(11,469) $ (7,403) $(10,533) $(2,053) $ 1,609
     AtMobile...................     (845)   (7,356)   (5,185)  (1,641)  (4,477)
                                 --------  --------  --------  -------  -------
   Combined..................... $(12,314) $(14,759) $(15,718) $(3,694) $(2,868)

  Diluted net loss per share of Software.com on a historical basis without giving effect to the acquisition of AtMobile for the years ended December 31, 1997, 1998 and 1999, and for the three months ended March 31, 1999 and 2000, were $(.44), $(.29), $(.31), $(.08) and $.03.

                              SOFTWARE.COM, INC.

          (Information at June 30, 2000 and for the six months ended
                     June 30, 2000 and 1999 is unaudited)


  The financial position of the combined entities as of December 31, 1998 and 1999 were as follows (in thousands):

                                                      December 31
                                                    ----------------  March 31
                                                     1998     1999      2000
                                                    ------- -------- -----------
                                                                     (unaudited)
   Total assets:
     Software.com.................................. $19,059 $104,039  $119,222
     AtMobile......................................   2,689    7,853    18,661
                                                    ------- --------  --------
       Combined.................................... $21,748 $111,892  $137,883
   Total liabilities:
     Software.com.................................. $15,750 $ 18,610  $ 25,858
     AtMobile......................................   5,697    8,118     3,803
                                                    ------- --------  --------
       Combined.................................... $21,447 $ 26,728  $ 29,661
                                                    ======= ========  ========

  There were no intercompany transactions between the two companies or significant conforming accounting adjustments.

12. Initial Public Offering Registration

  In June 1999, the Company completed an initial public offering, in which it sold 5,000,000 shares of common stock at $15.00 per share, resulting in proceeds to the Company of approximately $68.0 million, net of issuance costs of approximately $1.9 million.

13. Subsequent Events

  In June 2000, the Company acquired bCandid Corporation, a market leader in providing carrier-class discussion server infrastructure software to service providers worldwide. In exchange for bCandid Corporation, the Company issued 759,911 shares of its common stock at $92.12 per share. The acquisition was accounted for as a purchase.

14. Quarterly Results of Operations (unaudited)

                                                June
1998 Quarters Ended                   March 31   30   September 30 December 31
-------------------                   -------- ------ ------------ -----------
                                        (In thousands except per share data)
Total revenues.......................  $5,027  $6,469   $ 7,258      $ 7,979
Gross profit.........................   2,660   4,300     4,550        4,634
Net loss applicable to common
 stockholders........................   4,147   3,093     3,766        4,578
Basic and diluted loss per share.....    0.15    0.11      0.13         0.16
                                                June
1999 Quarters Ended                   March 31   30   September 30 December 31
-------------------                   -------- ------ ------------ -----------
                                        (In thousands except per share data)
Total revenues.......................  $8,342  $9,610   $12,711      $16,278
Gross profit.........................   5,450   5,541     8,022       11,570
Net loss applicable to common
 stockholders........................   3,904   4,051     2,854        5,312
Basic and diluted loss per share.....    0.13    0.13      0.07         0.13

                                  SCHEDULE II

                               Software.com, Inc.

                       VALUATION AND QUALIFYING ACCOUNTS

              For the years ended December 31, 1997, 1998 and 1999

                                               Additions  Deductions
                                    Balance at Charged to   Amount   Balance at
                                    Beginning  Costs and  Charged to   End of
                                    of Period   Expenses   Reserve     Period
                                    ---------- ---------- ---------- ----------
Allowance for Doubtful Accounts
  December 31, 1997................ $   21,000  $123,000   $ 30,000  $  114,000
  December 31, 1998................    114,000   554,000    187,000     481,000
  December 31, 1999................    481,000   790,000    247,000   1,024,000
  June 30, 2000....................  1,024,000   375,000    272,000   1,127,000

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Phone.com, Inc.

  In our opinion, the accompanying statement of assets acquired and liabilities assumed and the related statement of operations and of cash flows present fairly, in all material respects, the financial position of the WAP business of APiON at March 31, 1999 and the results of its operations and cash flows for the period from May 1, 1998 (inception) through March 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of APiON's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United Kingdom, which are substantially consistent with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers

Belfast, United Kingdom
26 October 1999

                             WAP BUSINESS OF APiON

                            STATEMENT OF OPERATIONS

                                                                   May 1, 1998
                                                                  (inception) to
                                                                  March 31, 1999
                                                                  --------------
                                                                      $000's
Operating expenses:
  Salaries.......................................................       370
  Depreciation...................................................       143
  Government grants..............................................      (124)
  Other identifiable overhead costs..............................       260
  Allocated overhead costs.......................................       435
                                                                      -----
    Total operating expenses.....................................     1,084
Tax expenses.....................................................       147
                                                                      -----
Net operating expenses...........................................     1,231
                                                                      =====



   The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

              STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

                                                                         As at
                                                                       March 31,
                                                                         1999
                                                                       ---------
                                                                        $000's
                                ASSETS
Cash..................................................................   1,414
Accounts receivable...................................................   3,062
Capitalised software development costs................................     180
Plant and equipment, net..............................................     321
                                                                         -----
                                                                         4,977
                                                                         =====
                             LIABILITIES
Current liabilities:
  Accounts payable....................................................   1,431
  Amounts due under capital leases....................................      31
  Bank loans..........................................................      53
                                                                         -----
    Total current liabilities.........................................   1,515
                                                                         -----
Non current liabilities:
  Amounts due under capital leases....................................       3
  Bank loans..........................................................      78
  Deferred government grants..........................................      96
  Deferred taxation...................................................     147
                                                                         -----
    Total non current liabilities.....................................     324
                                                                         -----
    Total liabilities.................................................   1,839
                                                                         -----
Net assets acquired...................................................   3,138
                                                                         =====


   The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

                              CASH FLOW STATEMENT

                                                                  May 1, 1998
                                                                 (inception) to
                                                                 March 31, 1999
                                                                 --------------
                                                                     $000's
Operating activities:
  Net operating expenses........................................     (1,231)
  Depreciation..................................................        143
  Amortization of government grants.............................        (35)
  Changes in WAP operating assets and liabilities:
    Increase in accounts payable................................        197
    Increase in deferred tax liabilities........................        147
                                                                     ------
      Net cash outflow from operating activities................       (779)
                                                                     ------
Investing activities:
  Capitalised software development costs........................       (180)
  Purchase of plant and equipment...............................       (401)
  Government grants received....................................        131
                                                                     ------
      Net cash outflow from investing activities................       (450)
                                                                     ------
Financing activities:
  Cash proceeds from bank loans.................................        220
  Cash repaid against bank loans................................        (89)
  Cash repaid against capital leases............................        (29)
  Contribution of cash from the Services business...............      2,541
                                                                     ------
      Net cash provided by financing activities.................      2,643
                                                                     ------
Net increase in cash............................................      1,414
Balance at May 1, 1998..........................................        --
                                                                     ------
Balance at March 31, 1999.......................................      1,414
                                                                     ======
Supplemental cash flow disclosures:
  Contribution of accounts receivable by the Services business
   to WAP.......................................................      3,062
  Accounts payable transferred to WAP...........................     (1,234)
  Fixed assets acquired under capital leases....................        (63)
  Interest paid.................................................          8

   The accompanying notes are an integral part of these financial statements.

                             WAP BUSINESS OF APiON

                       NOTES TO THE FINANCIAL STATEMENTS

1. Description of business

  APiON was incorporated in the United Kingdom in May 1995 to provide computer software consulting services. Its WAP business was established in May 1998 to develop wireless Internet products for sale to world wide telecommunications service providers.

2. Accounting policies

  Basis of Presentation

  The activities referred to above were carried out jointly by APiON Limited and by its related company, incorporated in the Republic of Ireland, APiON Telecoms Limited (jointly referred to as "APiON").

  The operations of APiON consisted of the WAP business ("WAP"), and other trading activities (the "Services business"). In conjunction with the acquisition of WAP the trading activities associated with the Services business have been spun off to the common shareholders of APiON. Please refer to the Subsequent Events note for a discussion of the impact of this on WAP.

  Although APiON began research and development on WAP in 1998 it did not commence commercial marketing of it until after March 31, 1999. As a result there were no WAP revenues in the period to that date.

  The Statement of Operations reflects the direct operating expenses for WAP, for which APiON maintained separate accounting information. Of APiON's total operating costs of $8,852,000, $6,688,000 can be specifically identified with the respective businesses. Of the residual total overhead costs, mainly consisting of management and administration salaries, and property and recruitment costs, $435,000 has been allocated to the WAP business on the basis of the respective head counts of each business. Management believes that the allocations described above provide a reasonable basis of allocating corporate overhead costs.

  The Statement of Assets Acquired and Liabilities Assumed of WAP as at March 31, 1999 reflects the assets acquired and liabilities acquired assumed by Phone.com in the transaction discussed in note 8. Since WAP had no revenue-generating activities prior to March 31, 1999, the accounts receivable and certain trade payables shown in the Statement of Assets Acquired and Liabilities Assumed relate to the Services business, but have been included since they were acquired by Phone.com in conjunction with its acquisition of WAP.

  Development Stage Enterprise

  Since WAP has not commenced commercial operations, WAP is considered a development stage enterprise as defined by Financial Accounting Standards Board Opinion No. 7, Accounting and Reporting by Development Stage Enterprises. The deficit accumulated in the development stage from May 1998 to March 31, 1999 is $1,231,000.

  Financial Instruments and Concentration of Credit Risk

  The carrying value of WAP's financial instruments, including cash, accounts receivable, bank loans and amounts due under capital leases, approximates fair value. Financial instruments that subject WAP to concentrations of credit risk consist primarily of trade accounts receivable.

  The receivables relate to the sale of services by the Services business, principally to leading mobile telephone operators and manufacturers. Credit risk is concentrated in the United Kingdom. As part of the ordinary course of its business, the management of APiON performed credit evaluations of its customers'

                             WAP BUSINESS OF APiON
financial condition and did not require collateral from its customers. APiON has had no write-offs of accounts receivable and, based on its evaluation of its accounts receivable collectibility and customer creditworthiness, has recorded no allowance for doubtful accounts receivable.

  Research and Development

  Research and development costs are expensed as incurred until technological feasibility has been established. Until January 1999, WAP's software was under development and had not yet achieved technological feasibility and, accordingly, only development costs incurred subsequent to that date have been capitalised.

  Income taxes

  Income taxes are accounted for under the asset and liability method as if WAP was filing a separate return. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

  Tangible fixed assets

  The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition. Depreciation is calculated so as to write off the cost of tangible fixed assets, less their estimated residual values, on a straight-line basis over the expected useful economic lives of the assets concerned. The annual rate used for this purpose is 33% per annum.

  Capital leases

  Leasing agreements, which transfer to WAP substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital element of the leasing commitments is shown as obligations under capital leases. Assets held under capital leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

  Government grants

  Revenue grants against revenue expenditure are credited to profit and loss in the same period as the related expenditure is incurred.

  Grants against capital expenditure are taken to deferred income and credited to profit and loss on the same basis as depreciation is charged on the related assets. These grants are repayable to the government agency concerned in the event that the relevant assets are disposed of, or cease to be used for the purpose of the trade, within four years of the receipt of the grant. In light of the carve-out of certain fixed assets as described in the Subsequent Event note, management of APiON and Phone.com have met with the government agency concerned. Agreement has been reached that the related grants will not be repayable, and that the shareholders of APiON rather than WAP will assume the liability to repay the grants relating to the carve-out fixed assets in the circumstances of any subsequent disposal or failure to use them for the purpose intended.

                             WAP BUSINESS OF APiON

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets.

  Comprehensive income

  WAP has no material components of other comprehensive income (loss) for all periods presented.

3. Related party transactions

  During the period presented WAP purchased services from companies with common shareholders and directors. WAP paid $38,455 during the period for services rendered, at what the directors considered to be commercial market prices.

4. Capitalised Software Development Costs

                                                                          $000's
                                                                          ------
   Cost:
     At May 1, 1998......................................................  --
     Additions...........................................................  180
                                                                           ---
     At March 31, 1999...................................................  180
                                                                           ===

  There was no amortisation of the capitalised software development costs in the period from May 1, 1998 to March 31, 1999 as no sales of WAP were made before March 31, 1999.

5. Plant and Equipment


                                                               Fixtures &
                                                     Computers  Fittings  Total
                                                     --------- ---------- ------
                                                      $000's     $000's   $000's
   Cost:
     At May 1, 1998.................................    --        --       --
     Additions......................................    392        72      464
     Disposals......................................    --        (13)     (13)
                                                        ---       ---      ---
     At March 31, 1999..............................    392        59      451
                                                        ===       ===      ===
   Depreciation:
     At May 1, 1998.................................    --        --       --
     Disposals......................................    --        (13)     (13)
     Charge for the period..........................    112        31      143
                                                        ---       ---      ---
     At March 31, 1999..............................    112        18      130
                                                        ---       ---      ---
   Net book value at March 31, 1999.................    280        41      321
                                                        ===       ===      ===

                             WAP BUSINESS OF APiON

6. Bank Loans and Capital Leases

  WAP has a series of bank loan facilities to finance the purchase of fixed assets, each repayable in monthly installments over a three-year period at a rate of interest of UK bank base rate plus 1.5% (currently 6.75% per annum). In addition it has capital lease facilities, the final repayment on which falls due in the year to March 2001. The repayment schedule for the total bank loan and capital lease balances due at March 31,1999, was:

                                                                   Bank  Capital
                                                                  Loans  leases
                                                                  ------ -------
                                                                  $000's $000's
   Repayable in the year to March, 31:
     2000........................................................   53      34
     2001........................................................   49       3
     2003........................................................   29     --
                                                                   ---     ---
       Total minimum payments....................................  131      37
   Less amounts representing interest............................  --        3
                                                                   ---     ---
                                                                   131      34
                                                                   ===     ===

7. Deferred taxation

                                                                         As at
                                                                       March 31,
                                                                         1999
                                                                       ---------
                                                                        $000's
   Fixed asset temporary differences..................................    147
   Net operating loss carry forwards..................................    373
   Less: Valuation allowance..........................................   (373)
                                                                         ----
       Total deferred tax liabilities, net............................    147
                                                                         ====

  Management has evaluated the positive and negative evidence impacting the realizability of the deferred tax assets that consist principally of net operating losses carried forward in the UK. Management has considered the short operating history of WAP as well as the uncertainty associated with the Company's future profitability and has concluded that as of March 31, 1999, such deferred tax assets are less likely than not to be realized in the foreseeable future. Therefore management has recorded a full valuation allowance against deferred tax assets. Management evaluates the positive and negative evidence on a quarterly basis.

8. Subsequent events

  Subsequent to March 31, 1999, ownership of APiON Limited and APiON Telecoms Limited was consolidated under a new United Kingdom company, also called APiON Telecoms Limited, which was the statutory entity to be acquired by Phone.com.

  On October 26, 1999, all of the outstanding capital stock of APiON Telecoms Limited was acquired by Phone.com, Inc. in exchange for 1,196,513 shares of Phone.com common stock.

  Immediately prior to the acquisition, APiON spun off its Services business to the vendor shareholders. The transfer involved certain employees, and fixed assets employed in the Services business that had a net book value of $937,000 at March, 31 1999, and related asset finance liabilities of $573,000. The Services business was transferred to the vendor shareholders for a cash payment of $3,254,000, made in addition to the payment made for its book value of net assets acquired.

                             WAP BUSINESS OF APiON

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                  Six months
                                                                     ended
                                                                 September 30,
                                                                 --------------
                                                                 1998    1999
                                                                 -----  -------
Revenues........................................................ $  --  $ 1,220
Cost of revenues................................................   111    3,113
                                                                 -----  -------
    Gross profit (loss).........................................  (111)  (1,893)
                                                                 -----  -------
Operating expenses:
  Research and development......................................   110    1,451
  Sales and marketing...........................................     1       71
  General and administrative....................................   --       383
                                                                 -----  -------
    Total operating expenses....................................   111    1,905
                                                                 -----  -------
    Net loss.................................................... $(222) $(3,798)
                                                                 =====  =======




       See accompanying notes to unaudited condensed financial statements

                             WAP BUSINESS OF APiON

    UNAUDITED CONDENSED STATEMENT OF ASSETS ACQUIRED AND LIABILITIES ASSUMED
                                 (in thousands)

                                                                 September 30,
                                                                     1999
                                                                 -------------
                             ASSETS
Current assets:
  Cash and cash equivalents.....................................    $  876
  Accounts receivable...........................................     3,967
  Prepaids and other current assets.............................       148
                                                                    ------
    Total current assets........................................     4,991
Property and equipment, net.....................................       501
Deposits........................................................       525
                                                                    ------
                                                                    $6,017
                                                                    ======
                          LIABILITIES
Current liabilities:
  Accounts payable..............................................    $2,179
  Accrued expenses..............................................       331
  Current portion of equipment loan and capital lease
   obligation...................................................       119
                                                                    ------
    Total current liabilities...................................     2,629
                                                                    ------
Equipment loans and capital lease obligation, less current
 portion........................................................       115
    Total liabilities...........................................     2,744
                                                                    ------
    Net assets acquired.........................................    $3,273
                                                                    ======



       See accompanying notes to unaudited condensed financial statements

                             WAP BUSINESS OF APiON

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 Six months
                                                                   ended
                                                               September 30,
                                                               ---------------
                                                                1998    1999
                                                               ------  -------
Net loss.....................................................  $ (202) $(3,798)
Adjustments to reconcile net loss to net cash used in
 operating activities:                                             53       91
  Depreciation and amortization..............................
  Changes in assets and liabilities:
    Accounts receivable......................................  (3,135)    (905)
    Prepaids and other assets................................     (10)    (673)
    Accounts payable.........................................   2,524      748
    Accrued expenses.........................................     --       331
    Other long-term liabilities..............................     550      --
                                                               ------  -------
Net cash used in operating activities........................    (240)  (4,206)
                                                               ------  -------
Net cash used in investing activities--capital expenditures..    (200)     --
                                                               ------  -------
Financing activities:
  Proceeds from debt.........................................     --       234
  Repayments of bank loans and capital leases................     --       (84)
  Contribution of cash from the services business............   1,203    3,518
                                                               ------  -------
Net cash provided by financing activities....................   1,203    3,668
                                                               ------  -------
Net increase in cash and cash equivalents....................     763     (538)
Cash and cash equivalents at beginning of period.............     --     1,414
                                                               ------  -------
Cash and cash equivalents at end of period...................  $  763  $   876
                                                               ======  =======


       See accompanying notes to unaudited condensed financial statements

                             WAP BUSINESS OF APiON

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1999

1. BASIS OF PRESENTATION

  The unaudited condensed financial statements included herein have been prepared by the Company in accordance with generally accepted accounting principles and reflect all adjustments, consisting only of normal recurring adjustments which in the opinion of management are necessary to fairly state the Company's financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended September 30, 1999, are not necessarily indicative of the results to be expected for any subsequent period.

2. SUBSEQUENT EVENT

  On October 26, 1999, all of the outstanding capital stock of APiON Telecoms Limited was acquired by Phone.com, in exchange for 2,393,026 shares of Phone.com common stock.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtMotion Inc.

  We have audited the accompanying balance sheets of AtMotion Inc. (a development stage company, formerly known as Arabesque Communications, Inc.) as of June 30, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the year ended June 30, 1999 and for the periods from November 10, 1997 (date of incorporation) to June 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtMotion Inc. at June 30, 1999 and 1998, and the results of its operations and its cash flows for the year ended June 30, 1999 and for the periods from November 10, 1997 (date of incorporation) to June 30, 1998 and 1999, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

San Jose, California
August 6, 1999

                                 ATMOTION INC.
                          (a development stage company
               formerly known as Arabesque Communications, Inc.)

                                 BALANCE SHEETS

                                                              June 30,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
                        Assets
Current assets:
  Cash and cash equivalents........................... $ 4,714,868  $  885,366
  Short-term investments..............................   1,025,693         --
  Prepaid expenses and other current assets...........      80,001       6,345
                                                       -----------  ----------
      Total current assets............................   5,820,562     891,711
Property and equipment:
  Computers...........................................   2,180,987     338,877
  Software............................................      48,903      26,961
  Furniture and equipment.............................     100,098       3,672
                                                       -----------  ----------
                                                         2,329,988     369,510
  Accumulated depreciation............................     448,521      26,560
                                                       -----------  ----------
                                                         1,881,467     342,950
  Other assets........................................     111,463         --
                                                       -----------  ----------
      Total assets.................................... $ 7,813,492  $1,234,661
                                                       ===========  ==========
         Liabilities and shareholders' equity
Current liabilities:
  Accounts payable.................................... $   414,611  $  246,693
  Accrued payroll and related expenses................     347,313       1,466
  Payable to related parties..........................     240,458      25,910
  Current portion of line of credit...................     660,825         --
  Current portion of capital lease obligations........     192,608         --
                                                       -----------  ----------
      Total current liabilities.......................   1,855,815     274,069
Long-term liabilities:
  Line of credit, less current portion................      43,342         --
  Long-term capital lease obligations.................     587,183         --
                                                       -----------  ----------
      Total long-term liabilities.....................     630,525         --
Commitments
Shareholders' equity:
  Redeemable convertible preferred stock, no par
   value:
    Authorized shares--8,829,365 issued and
     outstanding shares--6,877,690 in 1999 and
     1,912,500 in 1998, net of issuance costs.........  12,868,747   1,871,879
    Aggregate liquidation preference--$12,530,606 and
     $1,912,500 at June 30, 1999 and 1998.............
  Common stock, no par value:
    Authorized shares--50,000,000 Issued and
     outstanding shares--3,204,400 in 1999 and
     2,895,000 in 1998................................      99,816      36,600
  Notes receivable from shareholders..................     (59,970)    (30,900)
  Deficit accumulated during the development stage....  (7,581,441)   (916,987)
                                                       -----------  ----------
      Total shareholders' equity......................   5,327,152     960,592
                                                       -----------  ----------
      Total liabilities and shareholders' equity...... $ 7,813,492  $1,234,661
                                                       ===========  ==========

                            See accompanying notes.

                                 ATMOTION INC.
                         (a development stage company,
               formerly known as Arabesque Communications, Inc.)

                            STATEMENTS OF OPERATIONS

                                                  Period From    Period From
                                                  November 10,   November 10,
                                                      1997           1997
                                                    (Date of       (Date of
                                    Year Ended   Incorporation) Incorporation)
                                     June 30,     to June 30,    to June 30,
                                       1999           1998           1999
                                    -----------  -------------- --------------
Net revenues....................... $       --     $     --      $       --
Operating expenses:
  Research and development.........   4,670,879      591,745       5,262,624
  General and administrative.......   1,488,927      320,142       1,809,069
                                    -----------    ---------     -----------
    Total operating expenses.......   6,159,806      911,887       7,071,693
                                    -----------    ---------     -----------
Loss from operations...............  (6,159,806)    (911,887)     (7,071,693)
Interest and other expense.........    (196,965)      (7,548)       (204,513)
Interest and other income..........      55,725        2,448          58,173
                                    -----------    ---------     -----------
Net loss...........................  (6,301,046)    (916,987)     (7,218,033)
Accretion of preferred stock.......    (363,408)         --         (363,408)
                                    -----------    ---------     -----------
Net loss applicable to common
 shareholders...................... $(6,664,454)   $(916,987)    $(7,581,441)
                                    ===========    =========     ===========


                            See accompanying notes.

                                 ATMOTION INC.
                         (a development stage company,
               formerly known as Arabesque Communications, Inc.)

                       STATEMENTS OF SHAREHOLDERS' EQUITY

     Period from November 10, 1997 (date of incorporation) to June 30, 1999

                                                                                 Deficit
                               Convertible                           Notes     Accumulated
                             Preferred Stock      Common Stock     Receivable  During the
                          --------------------- -----------------     From     Development
                           Shares     Amount     Shares   Amount  Shareholders    Stage        Total
                          --------- ----------- --------- ------- ------------ -----------  -----------
Issuance of common stock
 to founders in February
 and April 1998.........        --  $       --  2,810,000 $28,100   $(23,400)  $       --   $     4,700
Issuance of common stock
 upon exercise of
 options from January to
 May 1998...............        --          --     85,000   8,500     (7,500)          --         1,000
Issuance of Series A
 convertible preferred
 stock at $1.00 per
 share for cash and
 conversion of notes
 payable and accrued
 interest, net of
 issuance costs in April
 1998...................  1,912,500   1,871,879       --      --         --            --     1,871,879
Net loss................        --          --        --      --         --       (916,987)    (916,987)
                          --------- ----------- --------- -------   --------   -----------  -----------
Balance at June 30,
 1998...................  1,912,500   1,871,879 2,895,000  36,600    (30,900)     (916,987)     960,592
Issuance of common stock
 upon exercise of
 options from August
 1998 to May 1999.......        --          --    301,000  59,245    (52,470)          --         6,775
Sale of common stock in
 February 1999..........        --          --      8,400   1,428        --            --         1,428
Issuance of warrants for
 common stock...........        --          --        --    2,543        --            --         2,543
Collection of notes
 receivable from
 shareholders...........        --          --        --      --      23,400           --        23,400
Issuance of Series A
 convertible preferred
 stock at $1.00 per
 share, net of issuance
 costs in September
 1998...................    500,000     493,905       --      --         --            --       493,905
Issuance of Series A1
 convertible preferred
 stock at $1.40 per
 share, net of issuance
 costs in October 1998..    357,143     495,428       --      --         --            --       495,428
Issuance of warrants for
 Series A convertible
 preferred stock........        --       33,750       --      --         --            --        33,750
Issuance of Series B
 convertible preferred
 stock at $2.25 per
 share for cash and
 conversion of notes
 payable and accrued
 interest, net of
 issuance costs in April
 1999...................  3,358,047   7,505,491       --      --         --            --     7,505,491
Issuance of warrants for
 Series B convertible
 preferred stock........        --       50,625       --      --         --            --        50,625
Issuance of Series B1
 convertible preferred
 stock at $2.75 per
 share for cash and
 conversion of notes
 payable and accrued
 interest, net of
 issuance costs in April
 1999...................    750,000   2,054,261       --      --         --            --     2,054,261
Accretion of preferred
 stock..................        --      363,408       --      --         --       (363,408)         --
Net loss................        --          --        --      --         --     (6,301,046)  (6,301,046)
                          --------- ----------- --------- -------   --------   -----------  -----------
Balance at June 30,
 1999...................  6,877,690 $12,868,747 3,204,400 $99,816   $(59,970)  $(7,581,441) $ 5,327,152
                          ========= =========== ========= =======   ========   ===========  ===========

                            See accompanying notes.

                                 ATMOTION INC.
                         (a development stage company,
                    formerly Arabesque Communications, Inc.)

                            STATEMENTS OF CASH FLOWS

                                                   Period From    Period From
                                                   November 10,   November 10,
                                                       1997           1997
                                                     (Date of       (Date of
                                     Year Ended   Incorporation) Incorporation)
                                      June 30,     to June 30,    to June 30,
                                        1999           1998           1999
                                     -----------  -------------- --------------
Operating activities
  Net loss.......................... $(6,301,046)   $ (916,987)   $(7,218,033)
  Adjustments to reconcile net loss
   to net cash provided by operating
   activities:
    Depreciation....................     421,961        26,560        448,521
    Warrants........................      64,540           --          64,540
    Changes in operating assets and
     liabilities:
      Prepaid expenses and other
       current assets...............     (73,656)       (6,345)       (80,001)
      Accounts payable..............     359,676       272,603        632,279
      Accrued payroll and related
       expenses.....................     368,637         1,466        370,103
      Other assets..................    (111,463)          --        (111,463)
                                     -----------    ----------    -----------
Net cash used in operating
 activities.........................  (5,271,351)     (622,703)    (5,894,054)
Investing activities
  Purchases of property and
   equipment........................  (1,022,687)     (369,510)    (1,392,197)
  Purchases of available-for-sale
   securities.......................  (1,025,693)          --      (1,025,693)
                                     -----------    ----------    -----------
Net cash used in investing
 activities.........................  (2,048,380)     (369,510)    (2,417,890)
Financing activities
  Proceeds from issuance of
   preferred stock, net of issuance
   costs............................   9,942,247     1,471,879     11,414,126
  Proceeds from notes payable.......     606,838       400,000      1,006,838
  Proceeds from issuance of common
   stock............................       8,203         5,700         13,903
  Officer note receivable...........         --        (35,000)       (35,000)
  Payment of officer note
   receivable.......................      23,400        35,000         58,400
  Payments on capital leases........    (135,999)          --        (135,999)
  Proceeds from loan payable........     750,000           --         750,000
  Repayment of loan payable.........     (45,456)          --         (45,456)
                                     -----------    ----------    -----------
Net cash provided by financing
 activities.........................  11,149,233     1,877,579     13,026,812
                                     -----------    ----------    -----------
Net increase in cash and cash
 equivalents........................   3,829,502       885,366      4,714,868
Cash and cash equivalents at
 beginning of year..................     885,366           --             --
                                     -----------    ----------    -----------
Cash and cash equivalents at end of
 year............................... $ 4,714,868    $  885,366    $ 4,714,868
                                     ===========    ==========    ===========
Supplemental disclosures of cash
 flow information
  Cash paid for interest............ $   113,253    $    7,464    $       --
Supplemental schedules of noncash
 investing and financing activities
  Notes payable and accrued interest
   converted to preferred stock..... $   606,838    $  400,000    $ 1,006,838
  Issuance of common stock to
   shareholders for notes
   receivable....................... $    52,470    $   30,900    $    83,370
  Fixed assets acquired under
   capital leases................... $   937,791    $       --    $   937,791

                            See accompanying notes.

                                 ATMOTION INC.
                         (a development stage company,
               formerly known as Arabesque Communications, Inc.)

                         NOTES TO FINANCIAL STATEMENTS

                                 June 30, 1999

1. Organization and Significant Accounting Policies

  Description of Business

  AtMotion, Inc. (the Company), a California corporation, formerly known as Arabesque Communications, Inc., was incorporated on November 10, 1997 for the purpose of designing, developing, producing, and marketing an enhanced wireless telecommunications services platform. This platform will provide a suite of applications, including wireless access to the Internet, that enhances productivity for the user. Through June 30, 1999, the Company was active in product development, the acquisition of equipment and facilities, raising capital, and had no revenues. Accordingly, the Company was in the development stage.

  Basis of Presentation

  The Company's primary activities since inception have been devoted to developing its product offerings and related technologies, recruiting of key management and technical personnel, and raising capital to fund operations. The Company has been unprofitable since inception. As a result, the financial statements are presented in accordance with Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

  For the year ended June 30, 1999, the Company incurred a net loss of $6,301,046. The financial statements have been prepared on a going-concern basis. The Company will require additional financing during fiscal 2000. The Company anticipates raising capital through the sales of preferred stock and believes that sufficient outside financing sources will be available to meet its requirements. If sufficient outside financing is not available, the Company believes it can reduce expenses within the limits of current financial resources and still make progress toward accomplishing its business objectives, although at a slower pace.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Financial Instruments

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are invested in money market funds with major financial institutions.

  The Company has classified all investments as available-for-sale. Available-for-sale securities are carried at fair market value based on quoted market prices with unrealized gains and losses, net of tax, reported in shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The Company invests its excess cash in high-quality, short-term debt instruments. None of the Company's debt security instruments have maturities greater than one year. Interest and dividends on the investments are included in interest income. As of June 30, 1999 and 1998, there were no material realized gains or losses on investments.

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  The following table presents the estimated fair value of the Company's investments by balance sheet classification:

                                         June 30, 1999        June 30, 1998
                                     --------------------- --------------------
                                     Amortized             Amortized
                                        Cost    Fair Value   Cost    Fair Value
                                     ---------- ---------- --------- ----------
   Money market funds..............  $  846,274 $  846,274 $703,084   $703,084
   Commercial paper................   1,999,608  1,999,608      --         --
                                     ---------- ---------- --------   --------
     Amounts included in cash and
      cash equivalents.............   2,845,882  2,845,882  703,084    703,084
   Commercial paper................   1,025,693  1,025,693      --         --
                                     ---------- ---------- --------   --------
     Amounts included in short-term
      investments..................   1,025,693  1,025,693      --         --
                                     ---------- ---------- --------   --------
       Total available-for-sale
        securities.................  $3,871,575 $3,871,575 $703,084   $703,084
                                     ========== ========== ========   ========

  Fair Value of Other Financial Instruments

  The carrying and estimated fair values of the Company's other financial instruments at June 30, 1999 were as follows:

                                                                       Estimated
                                                              Carrying   Fair
                                                               Value     Value
                                                              -------- ---------
     Line of credit.......................................... $704,167 $704,167
     Capital leases.......................................... $779,791 $779,791

  The Company had no outstanding debt at June 30, 1998. The fair value of the Company's obligations under lines of credit and capital leases are based on current rates offered to the Company for similar debt instruments of the same remaining maturities.

  Research and Development

  Research and development expenses include costs of developing new products and processes as well as design and engineering costs. Such costs are charged to expense as incurred.

  Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three years.

  Accounting for Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 4, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As permitted under FAS 123, the Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock- based awards to employees and to adopt the "disclosure only" alternative described in FAS 123.

  Concentration of Credit Risk

  The Company maintains its investments with two financial institutions. The Company performs periodic evaluations of the relative credit standing of the institutions that are considered in the Company's investment strategy. To date, the Company has not incurred losses related to these investments.

  Accounting for Internal-Use Computer Software

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies the characteristics of internal-use software. The Company's accounting policy with respect to accounting for computer software developed or obtained for internal use is consistent with SOP 98-1. Software is amortized for financial reporting purposes using the straight-line method over the estimated useful life of three years.

  Financial Presentation

  Certain prior year amounts on the financial statements have been reclassified to conform to the current year presentation.

  Comprehensive Income

  In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components and was effective for fiscal 1999. The adoption of FAS 130 had no impact on net loss or shareholders' equity.

2. Notes Payable and Line of Credit

  The Company has a $750,000 line of credit that expires on December 4, 2000, of which $0 was available on June 30, 1999. Borrowings under the line of credit bear interest at the bank's prime rate (7.75% at June 30, 1999). The line of credit requires the Company to place all of its assets as collateral and restricts the payments of cash dividends on the Company's stock. As of June 30, 1999, the Company had approximately $704,000 outstanding under the line of credit.

  In connection with the line of credit, the Company issued warrants to purchase up to 3,333 shares of Series B preferred stock at a price of $2.25 per share. The warrants are exercisable immediately and expire ten years from the date of grant. The fair value of the warrants was approximately $5,600 and is being amortized as interest expense over the term of the line of credit.

  In February 1999, the Company issued $600,000 of promissory notes that bear interest at 8.00% per annum to related parties. In connection with such notes, the Company issued warrants to purchase up to 26,667 shares

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

of Series B preferred stock at a price of $2.25 per share. The warrants are exercisable immediately and expire ten years from the date of grant. The fair value of the warrants was approximately $45,000 and was originally recorded as capitalized debt issuance costs. In April 1999, the Company converted the promissory notes into Series B preferred stock (see Note 4), which resulted in expensing the unamortized portion of the debt issuance costs.

3. Lease Obligations

  The Company leases its facility under a noncancelable operating lease, expiring in January 2003. The agreement provides for a rent escalation each year. Rent expense under operating leases was $360,000 and $47,000 for the year ended June 30, 1999 and for the period from November 10, 1997 (date of incorporation) to June 30, 1998, respectively.

  The Company entered into two lease agreements during the year and the total available credit available under these agreements was approximately $1,200,000 as of June 30, 1999. As of June 30, 1999, the Company had $779,791 outstanding under its capital lease agreements. Borrowings under the lease agreements bear interest at the weighted average interest rate of 14.9% as of June 30, 1999. For the assets financed under these agreements, the Company has accounted for the leases as a capital lease. Property and equipment at June 30, 1999 and 1998 include assets under capitalized leases of $937,791 and $0, respectively. Accumulated amortization related to leased assets was $251,038 and $0 at June 30, 1999 and 1998, respectively. In connection with the lease agreements, the Company issued warrants to purchase up to 45,000 shares of Series A preferred stock at a price of $1.00 per share. The warrants are exercisable immediately and expire ten years from the date of grant. The fair value of the warrants was approximately $33,750 and is being amortized as interest expense over the term of the lease agreements.

  Future minimum lease payments under capital leases and operating leases are as follows:

                                                           Capital   Operating
                                                            Leases     Leases
                                                          ---------- ----------
   Years ending June 30:
     2000................................................ $  298,929 $  467,555
     2001................................................    329,529    483,402
     2002................................................    328,500    500,321
     2003................................................     43,074    297,727
     2004................................................        --         --
     Thereafter..........................................        --         --
                                                          ---------- ----------
       Total minimum lease and principal payments........  1,000,032 $1,749,005
                                                                     ==========
   Amount representing interest..........................    220,241
                                                          ----------
   Present value of future lease payments................    779,791
   Current portion of capital lease obligations..........    192,608
                                                          ----------
   Noncurrent portion of capital lease obligations....... $  587,183
                                                          ==========

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Shareholders' Equity

  Founders' Shares

  During the year ended June 30, 1998, the Company issued 2,810,000 shares of common stock at $0.01 per share to the founders of the Company for cash proceeds of $4,700 and full-recourse notes receivable of $23,400. The founders' shares are subject to adjustment for certain events, including mergers, stock dividends, stock splits, and other events. The founders' stock rights have provisions whereby 1,275,000 shares vested immediately upon purchase. The remaining shares vest over a four-year period beginning on the purchase date. In the event a founder's employment with the Company is terminated, the Company has the right to repurchase all unvested shares from the founder at $0.01 per share. At June 30, 1999 and 1998, approximately 950,000 and 1,405,000 shares, respectively, were subject to repurchase by the Company at the original issuance price.

  Convertible Preferred Stock

  The following is a summary of the authorized and issued preferred stock:

                                                                 Shares Issued
                                                                and Outstanding
                                                              -------------------
                                                                   June 30,
                                                  Shares      -------------------
Series                                          Authorized      1999      1998
------                                          ----------    --------- ---------
A.............................................. 2,500,000     2,412,500 1,912,500
A1.............................................   357,143(1)    357,143       --
B.............................................. 4,222,222(1)  3,358,047       --
B1............................................. 1,750,000(1)    750,000       --
                                                ---------     --------- ---------
  Total preferred stock........................ 8,829,365     6,877,690 1,912,500
                                                =========     ========= =========

--------
(1) Shares were authorized during the current fiscal year.

  All preferred shareholders have the same voting rights as common shareholders. Each share of Series A, A-1, B, and B-1 preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. As long as a majority of the Series A, A-1, B, and B-1 preferred stock shares originally issued remain outstanding, the holders of the Series A, A-1, B, and B-1 preferred stock, voting as a separate class, shall be entitled to elect one director to the Board of Directors.

  In the event of any voluntary or involuntary liquidation of the Company, Series A, A-1, B, and B-1 holders are entitled to liquidation preferences of $1.00, $1.40, $2.25, and $2.75, respectively, per share plus any accrued dividends. Any remaining assets would be distributed to the holders of common stock and preferred stock on a pro rata basis, as if such preferred stock was converted to common stock, until the holders of Series A, A-1, B, and B-1 preferred stock shall have received an additional amount of $2.00, $2.80, $4.50, and $5.50 per share, respectively. All remaining assets would be distributed on a pro rata basis solely among the holders of common stock.

  At any time after March 24, 2004, upon written request from the holders of two- thirds or more of the then outstanding shares of any preferred stock, all of the shares requested of such holders' shares of preferred stock shall be redeemed. The redemption amount shall be equal to $1.00, $1.40, $2.25, and $2.75 per share plus any declared but unpaid dividends plus interest at the rate of $0.08, $0.112, $0.18, and $0.22 per share, per annum for Series A, A-1, B, and B-1 preferred stock, respectively.

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors. The dividends are payable in preference and priority to any payment of any dividend on common stock of the Company. Such dividends are not cumulative, and no right accrues to the holders of preferred stock. No dividends have been declared to date.

  Each share of preferred stock is convertible at the option of the holder and is determined by dividing $1.00, $1.40, $2.25, and $2.75 for Series A, A-1, B, and B-1 preferred stock, respectively, by the applicable conversion price. Therefore, at the current conversion price, each share of any preferred stock will convert into one share of common stock. The conversion price per share for any preferred stock shall be adjusted for certain recapitalizations, splits, and combinations. The preferred stock automatically converts into shares of common stock at the conversion price in effect upon the earlier of
(i) the closing of an underwritten public offering registered under the Securities Act of 1933, as amended, covering the offer and sale of common stock at a public offering price of not less than $7.00 per share (adjusted for stock dividends, stock splits, or recapitalizations) with aggregate cash proceeds to the Company of at least $15,000,000; or (ii) the date specified by written consent or agreement of the holders of two-thirds of the then outstanding shares of preferred stock.

  The Company recorded accretion of preferred stock of $363,408 in 1999 for the interest accrued to the holders of preferred stock.

  Common Stock

  The Company is authorized to issue up to 50,000,000 shares of common stock. As of June 30, 1999 and 1998, a total of 3,204,400 and 2,895,000 shares of common stock, respectively, were issued and outstanding.

  Common stock was reserved for issuance as follows:

                                                                       June 30,
                                                                         1999
                                                                       ---------
     Convertible preferred stock outstanding.......................... 6,877,690
     Stock options.................................................... 1,114,000
                                                                       ---------
                                                                       7,991,690
                                                                       =========

  Stock Plan

  The Company's 1998 Stock Plan (the Plan) provides for the granting of incentive stock options and nonstatutory stock options as determined by the Board of Directors. Per the Plan, the exercise price of incentive stock options and nonstatutory stock options granted to an employee or service providers, who respectively at the time of grant own stock representing more than 10% of the voting power of all classes of the stock of the Company, shall be granted at no less than 110% of the fair market value per share of the common stock on the date of grant. The exercise price of nonstatutory stock options granted to other service providers shall be at no less than 85% of the fair market value per share of the common stock on the date of grant. Except in the case of options granted to officers, directors, and consultants, options shall become exercisable at a rate of no less than 20% per year over five years from the date of the option grant. All option grants shall be eligible for early exercise, but unvested shares shall be subject to repurchase. The term of each option grant will be no more than ten years. However, in the case of an incentive stock option issued to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of the stock of the Company, the term of the option will be no more than five years.

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Rights to immediately purchase stock may also be granted under the Plan with terms, conditions, and restrictions determined by the Board of Directors. Except for shares purchased by officers, directors, and consultants, shares acquired through stock purchase rights vest over a period not to exceed five years with 20% vesting each year. Any unvested shares acquired are subject to repurchase by the Company.

  Information with respect to the Plan is summarized as follows:

                                                        Outstanding Options
                                          Shares     ---------------------------
                                       Available For Number of  Weighted Average
                                           Grant      Shares    Price Per Share
                                       ------------- ---------  ----------------
   Shares reserved....................   1,500,000         --        $ --
   Options granted....................    (280,500)    280,500       $0.10
   Options exercised..................         --      (85,000)      $0.10
   Options canceled...................      35,000     (35,000)      $0.10
                                        ----------   ---------
   Balance at June 30, 1998...........   1,254,500     160,500       $0.10
   Shares reserved....................         --          --        $ --
   Options granted....................  (1,264,700)  1,264,700       $0.21
   Options exercised..................         --     (301,000)      $0.20
   Options canceled...................     110,200    (110,200)      $0.11
                                        ----------   ---------
   Balance at June 30, 1999...........     100,000   1,014,000       $0.22
                                        ==========   =========

  The following table summarizes information about stock options outstanding and exercisable at June 30, 1999:

                                              Options Outstanding
                              ---------------------------------------------------
                                   Number       Weighted Average
                              Outstanding as of    Remaining     Weighted Average
   Range of Exercise Prices     June 30, 1999   Contractual Life  Exercise Price
   ------------------------   ----------------- ---------------- ----------------
   $0.10...................         337,500           9.16            $0.10
   $0.17...................         349,500           9.65            $0.17
   $0.35...................         327,000           9.90            $0.35
                                  ---------
     Total.................       1,014,000           9.58            $0.22
                                  =========

  At June 30, 1999, 67,382 options were vested, and 319,231 shares were subject to repurchase by the Company at the original issuance price. At June 30, 1998, no options were vested, and 85,000 shares were subject to repurchase by the Company at the original issuance price.

  Stock-Based Compensation

  Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the years ended June 30, 1999 and 1998 under the fair value method of FAS 123. The fair value for options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: a risk-free interest rate of 6.4% and 5.4% for 1999 and 1998, respectively; no dividend yield or volatility factors of the expected market price of the Company's common stock for both years; and a weighted average expected life of the option of ten years for both years.

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  The difference between the reported loss and the pro forma loss for the years ended June 30, 1999 and 1998 was not material.

  The options' weighted average grant-date fair value, which is the value assigned to the options under FAS 123, was $0.10 and $0.04 for options granted during 1999 and 1998, respectively.

  The pro forma impact of options on the net loss for the year ended June 30, 1999 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The full effect of FAS 123 will not be fully reflected until 2001.

  Warrants to Consultants

  During the year ended June 30, 1999, the Company issued warrants to consultants to purchase up to 27,900 shares of common stock at a price ranging from $0.10 to $0.35 per share. The warrants are exercisable immediately, and the vesting terms range from immediately to two years. The fair value of the warrants was approximately $2,500 and was expensed during the year. The warrants will be remeasured to fair value until they have vested.

5. Related Parties

  During the year ended June 30, 1999 and the period from November 10, 1997 (date of incorporation) to June 30, 1998, the Company incurred legal fees of approximately $87,000 and $53,000, respectively, for services rendered by Wilson Sonsini Goodrich & Rosati, a law firm in which a current member of the Board of Directors of the Company is a senior partner. As of June 30, 1999 and 1998, the amount owed to Wilson Sonsini Goodrich & Rosati was approximately $23,000 and $26,000, respectively.

  During the year ended June 30, 1999, one of the Company's suppliers became an investor in the Company. During the year, the Company purchased approximately $500,000 from the supplier. As of June 30, 1999, the Company had an outstanding payable balance to the supplier of approximately $218,000.

6. Income Taxes

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (FAS
109), which provides for the establishment of deferred tax assets and liabilities for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of June 30, 1999 and 1998, the Company has total deferred tax assets of approximately $3,003,000 and $391,000, respectively, relating primarily to federal and California net operating loss carryforwards and research and development credits. The valuation allowance increased by $2,612,000 and $391,000 during the years ended

                                 ATMOTION INC.
                         (a development stage company
               formerly known as Arabesque Communications, Inc.)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

June 30, 1999 and 1998, respectively. The net deferred asset has been fully offset by a valuation allowance as it is "more likely than not" that the Company will realize the benefit of this asset in the future. The federal and California net operating loss carryforwards of approximately $5,766,000 expire in 2013 and 2019, respectively. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change regulations provided by the Internal Revenue Code and similar state provisions, which may result in the expiration of net operating losses before utilization.

7. Subsequent Event (Unaudited)

  In September 1999, the Company entered into a new equipment line of credit agreement with the same financial institution in which it has a $750,000 equipment lease (see Note 3). The new equipment line of credit increases the Company's borrowing capacity with the financial institution from $750,000 to $2,000,000. The total amount borrowed under the two agreements shall not exceed $2,000,000. Borrowings under the equipment line of credit bear interest at 13%. The equipment line of credit requires the Company to place all of the assets financed under the line as collateral.

  In connection with the equipment line of credit, the Company issued warrants to purchase up to 17,818 shares of Series B-1 preferred stock at a price of $2.75 per share. The warrants are exercisable immediately and expire ten years from the date of grant. The fair value of the warrants is approximately $37,000 and will be amortized as interest expense over the term of the equipment line of credit.

8. Year 2000 (Unaudited)

  The Company has determined that its current computer systems are year 2000 compliant and would function properly with respect to dates in the year 2000 and beyond. The Company has not noted any year 2000 issues with its products; however, the Company has not performed significant testing with respect to its products. The cost of year 2000 initiatives is not expected to be material to the Company's results of operations or financial position. The Company has yet to initiate discussions with all of its third-party relationships to ensure that those parties have appropriate plans in place to correct all of their year 2000 issues. While the Company believes its planning efforts are adequate to address its year 2000 concerns, there can be no assurance that the systems and products of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material adverse effect on the Company's results of operations.

                                 ATMOTION INC.
                         (a development stage company)

                       UNAUDITED CONDENSED BALANCE SHEET
                            As of December 31, 1999
                                 (in thousands)

                                ASSETS
Current assets:
  Cash and cash equivalents........................................... $  1,353
  Other current assets................................................      133
                                                                       --------
    Total current assets..............................................    1,486
Property and equipment, net...........................................    3,305
Other long-term assets................................................      146
                                                                       --------
    Total assets...................................................... $  4,937
                                                                       ========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of equipment loans and capital lease obligations.... $    537
  Accounts payable and accrued liabilities............................    1,320
                                                                       --------
    Total current liabilities.........................................    1,857
Equipment loans and capital lease obligations, less current...........    1,784
                                                                       --------
    Total liabilities.................................................    3,641
                                                                       --------
Shareholders' equity:
  Redeemable convertible preferred stock..............................   13,486
  Common stock........................................................      770
  Notes receivable from shareholders..................................     (689)
  Accumulated deficit.................................................  (12,271)
                                                                       --------
    Total shareholders' equity........................................    1,296
                                                                       --------
    Total liabilities and shareholders' equity........................ $  4,937
                                                                       ========


      See accompanying notes to unaudited condensed financial statements.

                                 ATMOTION, INC.
                         (a development stage company)

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
              For the Six Months Ended December 31, 1999 and 1998
                                 (in thousands)

                                                               1999     1998
                                                              -------  -------
Net revenues................................................. $   --   $   --
                                                              -------  -------
Operating expenses:
  Research and development...................................   2,897    2,035
  General and administrative.................................   1,250      640
                                                              -------  -------
    Total operating expenses.................................   4,147    2,675
                                                              -------  -------
Loss from operations.........................................  (4,147)  (2,675)
Other expenses, net..........................................     (42)     (39)
                                                              -------  -------
Net loss.....................................................  (4,189)  (2,714)
                                                              -------  -------
Preferred stock accretion....................................    (501)     --
                                                              -------  -------
Net loss attributable to common shareholders................. $(4,690) $(2,714)
                                                              =======  =======


      See accompanying notes to unaudited condensed financial statements.

                                 ATMOTION, INC.
                         (a development stage company)

                  UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
              For the Six Months Ended December 31, 1999 and 1998
                                 (in thousands)

                                                               1999     1998
                                                              -------  -------
Cash flows from operating activities:
  Net loss................................................... $(4,690) $(2,714)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation.............................................     542      124
    Preferred stock accretion................................     501      --
    Changes in operating assets and liabilities:
      Other assets...........................................     (88)    (181)
      Accounts payable and accrued liabilities...............     319      528
                                                              -------  -------
        Net cash used in operating activities................  (3,416)  (2,243)
                                                              -------  -------
Cash flows from investing activities:
  Capital expenditures.......................................  (1,929)    (733)
  Proceeds from sale of short-term investments...............   1,025      --
                                                              -------  -------
        Net cash used in investing activities................    (904)    (733)
                                                              -------  -------
Cash flows from financing activities:
  Net proceeds from issuance of convertible redeemable
   preferred stock...........................................     116    1,023
  Net proceeds from issuance of common stock.................      41       24
  Proceeds from borrowings, net of payments..................     801    1,206
                                                              -------  -------
        Net cash provided by financing activities............     958    2,253
                                                              -------  -------
Decrease in cash and cash equivalents........................  (3,362)    (723)
Cash and cash equivalents, beginning of period...............   4,715      885
                                                              -------  -------
Cash and cash equivalents, end of period..................... $ 1,353  $   162
                                                              =======  =======


      See accompanying notes to unaudited condensed financial statements.

                                ATMOTION, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                               December 31, 1999

1. Basis of Presentation

  The unaudited condensed financial statements included herein have been prepared by the Company in accordance with generally accepted accounting principles and reflect all adjustments, consisting only of normal recurring adjustments which in the opinion of management are necessary to fairly state the Company's financial position, results of operations, and cash flows for the periods presented. Through December 31, 1999, the Company was active in product development, the acquisition of equipment and facilities, raising capital, and had no revenues. Accordingly, the Company was in the development stage, and the financial statements have been prepared on a going-concern basis. The results of operations for the six months ended December 31, 1999 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire fiscal year ended June 30, 2000.

2 Subsequent Event

  On December 21, 1999, the Company signed a definitive agreement to be acquired by Phone.com, Inc. In connection with the acquisition, which was completed on February 8, 2000, Phone.com issued 2,280,287 shares of its common stock in exchange for all of the outstanding common stock and preferred stock of AtMotion, and assumed options and warrants of AtMotion for total consideration valued at approximately $285.2 million.

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

To the Board of Directors
Paragon Software (Holdings) Limited

  We have audited the accompanying consolidated balance sheets of Paragon Software (Holdings) Limited as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with United Kingdom auditing standards, which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Software (Holdings) Limited at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young

Reading, England
May 12, 2000

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                          CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1999 and 1998

                                                            1999        1998
                                                         ----------  ----------
                                                          (Pounds)    (Pounds)
                        ASSETS
Current assets
  Cash and cash equivalents............................   7,407,405     830,739
  Receivables..........................................     243,713     224,768
  Inventories..........................................     218,529     114,121
  Prepaid expenses.....................................      38,787      35,443
  Other current assets.................................      88,028       6,400
                                                         ----------  ----------
      Total current assets.............................   7,996,462   1,211,471
Fixed assets
  Equipment, fixtures and fittings, net................      69,460      19,835
  Intangible assets, net...............................         --       82,900
                                                         ----------  ----------
      Total assets.....................................   8,065,922   1,314,206
                                                         ==========  ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.......................................      72,483         --
  Accounts payable.....................................     386,019     175,648
  Obligations under finance leases.....................       7,148         --
  Corporation tax......................................         --        1,250
  Other taxation and social security...................      65,830      41,768
  Accruals.............................................     631,149     172,108
  Deferred revenue.....................................     260,406     480,000
                                                         ----------  ----------
      Total current liabilities........................   1,423,035     870,774
Capital lease obligations less current portion.........      15,600         --
                                                         ----------  ----------
      Total liabilities................................   1,438,635     870,774
                                                         ----------  ----------
C' Redeemable convertible preferred shares of par value
 10p per share.........................................   8,564,020         --
                                                         ----------  ----------
Shareholders' equity
  Ordinary shares of par value 10p per share (1998--par
   value (Pounds)
   1 per share):
    Authorised--44,197,222 (1998--4,692,437)
    Issued and outstanding--10,000,000 (1998--
     1,000,000)........................................   1,000,000   1,000,000
  "A' Preferred convertible shares of par value 10p per
   share (1998--(Pounds) 1 each):
    Authorised, issued and outstanding--1,441,650
     (1998--144,165)...................................     144,165     144,165
  "B' Preferred convertible shares of par value 10p per
   share (1998--(Pounds) 1 each):
    Authorised, issued and outstanding--1,633,980
     (1998--163,398)...................................     163,398     163,398
  Additional paid-in capital...........................   5,381,988     770,041
  Deferred share compensation..........................  (3,027,987)        --
  Retained deficit.....................................  (5,598,297) (1,634,172)
                                                         ----------  ----------
      Total shareholders' equity.......................  (1,936,733)    443,432
                                                         ----------  ----------
      Total liabilities and shareholders' equity.......   8,065,922   1,314,206
                                                         ==========  ==========

                 See notes to consolidated financial statements

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the years ended December 31, 1999 and 1998

                                                            1999        1998
                                                         ----------  ----------
                                                          (Pounds)    (Pounds)
Net sales...............................................  1,861,643     586,194
Cost of sales...........................................   (729,373)   (623,642)
Selling, general and administrative expenses............ (5,178,667) (1,588,827)
Interest income.........................................     85,413       5,381
Interest expense........................................     (3,141)    (16,120)
                                                         ----------  ----------
Loss before taxation.................................... (3,964,125) (1,637,014)
Tax.....................................................        --        4,994
                                                         ----------  ----------
Net loss................................................ (3,964,125) (1,632,020)
                                                         ==========  ==========



                 See notes to consolidated financial statements

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the years ended December 31, 1999 and 1998

                                      Share capital
                          ------------------------------------- Additional   Deferred                   Total
                          Ordinary  "A' preferred "B' preferred  Paid-in      Share      Retained   Shareholders'
                           shares      shares        shares      Capital   Compensation  Earnings      Equity
                          --------- ------------- ------------- ---------- ------------ ----------  -------------
                          (Pounds)    (Pounds)      (Pounds)     (Pounds)    (Pounds)    (Pounds)     (Pounds)
At January 1, 1998......          2        --            --           --           --       (2,152)      (2,150)
Proceeds from issues of
 shares, net of issue
 costs..................    999,998    144,165       163,398      361,066          --          --     1,668,627
Unearned deferred share
 compensation...........        --         --            --       408,975     (408,975)        --           --
Amortisation of deferred
 share compensation.....        --         --            --           --       408,975         --       408,975
Retained loss for
 period.................        --         --            --           --           --   (1,632,020)  (1,632,020)
                          ---------    -------       -------    ---------   ----------  ----------   ----------
At 31 December 1998.....  1,000,000    144,165       163,398      770,041          --   (1,634,172)     443,432
Unearned deferred share
 compensation...........        --         --            --     4,611,947   (4,611,947)        --           --
Amortisation of deferred
 share compensation.....        --         --            --           --     1,583,960         --     1,583,960
Retained loss for
 period.................        --         --            --           --           --   (3,964,125)  (3,964,125)
                          ---------    -------       -------    ---------   ----------  ----------   ----------
At 31 December 1999.....  1,000,000    144,165       163,398    5,381,988   (3,027,987) (5,598,297)  (1,936,733)
                          =========    =======       =======    =========   ==========  ==========   ==========

  The group has no comprehensive income other than the retained losses for the periods presented.


                 See notes to consolidated financial statements

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 1999 and 1998

                                                           1999        1998
                                                        ----------  ----------
                                                         (Pounds)    (Pounds)
Operating activities
  Net loss............................................. (3,964,125) (1,632,020)
  Adjustments to reconcile net loss to cash provided by
   operations
    Depreciation.......................................     26,867      16,820
    Amortisation of intangible fixed assets............     82,900      84,646
    Amortisation of deferred share compensation........  1,583,960     408,975
    (Increase) in receivables..........................   (103,917)   (167,715)
    (Increase) in stocks...............................   (104,408)    (78,737)
    Increase in creditors..............................    472,630     778,835
                                                        ----------  ----------
      Net cash used by operating activities............ (2,006,093)   (589,196)
Investing activities
  Payments to acquire tangible fixed assets............    (76,492)     (7,155)
                                                        ----------  ----------
      Net cash used by investing activities............    (76,492)     (7,155)
Financing activities
  Issue of ordinary share capital......................        --    1,668,725
  Issue of redeemable convertible shares...............  8,564,020         --
  Capital element of capital lease rental payments.....     22,748      (5,483)
  Borrowings...........................................     72,483    (130,384)
  Loan from director...................................               (116,295)
                                                        ----------  ----------
      Net cash provided by financing activities........  8,659,251   1,416,563
Net increase in cash and cash equivalents..............  6,576,666     820,212
Cash and cash equivalents at 1 January.................    830,739      10,527
                                                        ----------  ----------
Cash and cash equivalents at 31 December...............  7,407,405     830,739
                                                        ==========  ==========
Supplemental cash flow information:
  Interest paid........................................     (3,141)    (16,120)
  Interest received....................................     85,413       5,381
  Tax paid.............................................     (1,250)      6,455

                 See notes to consolidated financial statements

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Accounting Policies

  Accounting convention

  The financial statements are prepared in accordance with accounting principles generally accepted in the United States.

  Basis of consolidation

  The financial statements consolidate the accounts of Paragon Software (Holdings) Limited (the "Company") and all its subsidiary undertakings drawn up to 31 December each year. As more fully described in note 2, on 10 February 1998 the company merged with Paragon Software Limited and Paragon Software (Developments) Limited. The transaction was accounted for as a combination of entities under common control in a manner similar to pooling of interests and, accordingly, all financial data provided herein includes the results of these companies.

  Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue recognition

  Paragon recognises revenue upon shipment when no significant vendor obligations remain and collection of the receivable, net of provisions for estimated future returns, is probable. Paragon offers the right of return of its products under various programs. The company estimates and maintains reserves for product returns.

  Cash equivalents

  Paragon considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. All of the company's cash equivalents are classified as available for sale as of the balance sheet date. These securities are reported at fair market value.

  Development costs

  Development costs on separately identified specific projects, the outcome of which has been assessed with reasonable certainty, are capitalised to the extent that their recovery can reasonably be regarded as assured and are amortised on a unit basis over a maximum of 30 months. Other development expenditure is written off against profits in the year in which it is incurred.

  Intellectual Property Rights

  Intellectual property rights have been recorded at cost and are being amortised evenly over a period of three years, their expected useful life.

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

  Depreciation

  Depreciation is provided on all tangible fixed assets at rates calculated to write off cost, less estimated residual value, of each asset evenly over its expected useful life, as follows:

     Computer equipment............................................ over 3 years
     Software...................................................... over 3 years
     Office equipment.............................................. over 4 years
     Fixtures and fittings......................................... over 4 years

  Inventories

  Inventories, consisting principally of consumable products, are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis.

  Deferred taxation

  Deferred taxation is provided on the liability method on all timing differences which are expected to reverse in the future, calculated at the rate at which it is estimated that tax will be payable.

  Foreign currencies

  Transactions in foreign currencies are recorded at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account.

  The accounts of overseas subsidiary companies are translated at the rate of exchange ruling at the balance sheet date. The exchange difference arising on the retranslation of opening net assets is taken directly to reserves. All other translation differences are taken to the profit and loss account.

  Leasing

  Assets acquired under capital leases are capitalised as fixed assets. The amount capitalised is that sum for which the leased asset could be purchased at the start of the lease, this sum also being treated as a liability.

  Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between financing charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

  Rentals paid under operating leases are expensed on a straight line basis over the term of the lease.

  Share based compensation

  Where share options are granted to employees the company recognises as a charge in the profit and loss account the difference between the fair market value of the shares at the date the award is made to participants in the scheme and the amount of the consideration that participants may be required to pay for the shares. This charge is spread evenly over the period the share options vest.

  For share options granted under Stock Appreciation Right plans (SAR), the compensation related to the grant of the option is determined based on the market price at the date the recipient exercises their option. Until exercise has occurred, the compensation is determined by reference to the market price at the end of each

                      PARAGON SOFTWARE (HOLDINGS) LIMITED
accounting period. The difference in value of the option using the current accounting period's market price and the last accounting period's market price is charged to the profit and loss account.

  Share options were also granted to a consultant. The difference between the fair value of the shares at the date of the grant and the amount of consideration that the participants may be required to pay for the shares is recorded as a charge to the profit and loss account over the vesting period.

2. Business Combinations

  On 10 February 1998, 948,998 (Pounds)1 ordinary shares were issued fully paid in consideration on the merger with Paragon Software Limited and Paragon Software (Developments) Limited (the subsidiaries'). The subsidiaries principal activities are the development, marketing and selling of software products linking mobile phones to personal computers worldwide.

  The combination has been accounted for as a combination of interests under common control in a manner similar to the pooling of interests and accordingly all financial data presented herein has been restated to include the results of the subsidiaries. The following table sets forth the composition of combined net revenue and net loss for the periods indicated. Information for 1998 with respect to the subsidiaries reflects the period from 1 January 1998 to 10 February 1998, the date of the combination.

                                  Paragon                 Paragon
                                  Software   Paragon      Software
                                 (Holdings)  Software  (Developments)
                                    Ltd        Ltd          Ltd         Total
                                 ----------  --------  -------------- ----------
                                    1998       1998         1998         1998
                                 ----------  --------  -------------- ----------
   Net sales....................    586,194      --           --         586,194
   Net loss..................... (1,557,020) (50,000)     (25,000)    (1,632,020)

  The accounting policies for the subsidiaries conform with those of the company.

3. Business Segment Information

  Net sales represents the amounts derived from one business segment--the development, and marketing of software products linking mobile phones to personal computers worldwide.

  The following table analyses worldwide operations by geographical segment, based on the location of the group's facilities.

                                                          Year ended December
                                                                  31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
                                                          (Pounds)    (Pounds)
   Net sales:
     United States......................................  1,037,793     223,134
     United Kingdom.....................................    823,850     363,060
                                                         ----------  ----------
       Total net revenue................................  1,861,643     586,194
                                                         ==========  ==========
   Loss from operations:
     United States......................................   (720,204)        --
     United Kingdom..................................... (3,243,921) (1,632,020)
                                                         ----------  ----------
                                                         (3,964,125) (1,632,020)
                                                         ==========  ==========

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

                                                                  As of December
                                                                       31,
                                                                  --------------
                                                                   1999   1998
                                                                  ------ -------
   Long-lived assets:
     United States............................................... 32,950     --
     United Kingdom.............................................. 36,510 102,735
                                                                  ------ -------
                                                                  69,460 102,735
                                                                  ====== =======

4. Development Costs

                                                                 Year ended
                                                                 December 31
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                                                              (Pounds) (Pounds)
   Development costs written off............................. 732,744  361,368
   Amortisation of capitalised costs.........................  77,718   77,723
                                                              -------  -------
                                                              810,462  439,091
                                                              =======  =======

5. Taxation

                                                                 Year ended
                                                                December 31,
                                                              -----------------
                                                                1999     1998
                                                              -------- --------
                                                              (Pounds) (Pounds)
   Tax expense (benefit)
   Current
     United Kingdom corporation tax at 21% 1998..............     --    (4,994)
     United States...........................................     --       --
                                                              -------  -------
       Total current.........................................     --    (4,994)
                                                              =======  =======

  Due to continuing losses and the recovery of previous years taxation payments the group has achieved a negative effective tax rate.

  Loss before taxation is analysed as follows:

                                                             Year ended 31
                                                               December
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
                                                          (Pounds)    (Pounds)
   United States........................................   (720,204)        --
   United Kingdom....................................... (3,243,921) (1,632,020)
                                                         ----------  ----------
                                                         (3,964,125) (1,632,020)
                                                         ==========  ==========

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

  Deferred income taxes:

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                             (Pounds)  (Pounds)
   Deferred tax assets
     Losses carried forward.................................  746,625   373,860
     Valuation allowance for deferred tax assets............ (746,625) (373,860)
                                                             --------  --------
       Net tax asset........................................      --        --
                                                             ========  ========

  The realisation of the deferred tax asset is dependent on the group's ability to generate approximately (Pounds) 2.5 million of taxable income. Management are currently unable to estimate the timing of the generation of this income and have therefore set a valuation allowance in full against the asset. This allowance will be reviewed annually.

6. Tangible Fixed Assets

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                             (Pounds)  (Pounds)
   Computer equipment.......................................  46,344    33,985
   Software.................................................  11,033    12,751
   Office equipment.........................................  54,786     7,992
   Fixtures and fittings....................................     984     1,430
                                                             -------   -------
   Equipment, fixtures and fittings--at cost................ 113,147    56,158
   Less: accumulated depreciation........................... (43,687)  (36,323)
                                                             -------   -------
                                                              69,640    19,835
                                                             =======   =======

  The above figures include assets under capital leases as follows:

                                                                As of December
                                                                      31,
                                                               -----------------
                                                                 1999     1998
                                                               -------- --------
                                                               (Pounds) (Pounds)
   Cost.......................................................  26,948    --
   Less: accumulated depreciation.............................  (2,235)   --
                                                                ------    ---
                                                                24,713    --
                                                                ======    ===

7. Intangible Assets

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                             (Pounds)  (Pounds)
   Development expenditure..................................  155,441  155,441
   Intellectual Property Rights.............................   12,104   12,104
                                                             --------  -------
   Intangible assets........................................  167,545  167,545
   Less: accumulated amortisation........................... (167,545) (84,645)
                                                             --------  -------
   Intangible assets--net...................................      --    82,900
                                                             ========  =======

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

8. Obligations Under Capital Leases

  Future minimum capital lease obligations are as follows:

                                                                     As at
                                                               December 31, 1999
                                                               -----------------
                                                                   (Pounds)
   Amounts payable:
     within one year..........................................       9,514
     in two to three years....................................       9,514
     in three to four years...................................       8,550
                                                                    ------
                                                                    27,578
   Less: finance charges allocated to future periods..........       4,830
                                                                    ------
                                                                    22,748
                                                                    ======

9. "C' Redeemable Convertible Preferred Shares ("C' Shares)

  During 1999, 2,727,148 "C' shares of par value 10p per share were allotted for (Pounds) 8,564,020, gross of issue costs of (Pounds) 108,386.

  "C' shares rank pari passu in all respects to voting rights with other classes of shareholders.

  The "C' preferred shareholders have priority over all other shareholders to a non-cumulative dividend of 8%. After accounting for the preferential dividend all classes rank pari passu in respect of further dividends.

  On a winding up of the company, the "C' preferred shareholders have the right to receive, in priority to all other shareholders, the subscription price of the "C' preferred shares plus any dividends in arrears, the "B' preferred shareholders then have the right to receive, in priority to "A' preferred and ordinary shareholders, the subscription price of the "B' preferred shares plus any dividends in arrears. The "A' preferred shareholders have the right to receive, subject to the rights of the "B' and "C' preferred shareholders, but in priority to ordinary shareholders, the subscription price of the "A' preferred shares plus any dividends in arrears. Any remaining balance will then be shared pari passu between the "B' and "C' preferred shareholders and the ordinary shareholders.

  A holder of any class of preferred shares is entitled to convert each share held into such number of fully paid ordinary shares as determined by the Articles of Association.

  If approval of 50% of the "C' preferred shareholders is given, the company shall redeem at the subscription price the shares of such holder giving notice.

10. Share Capital

  On 10 February 1998, 948,998 (Pounds) 1 ordinary shares were issued fully paid in consideration on merger with Paragon Software Limited and Paragon Software (Developments) Limited. Also on this date, 50,000 (Pounds) 1 ordinary shares were issued fully paid for a cash consideration of (Pounds) 50,000.

  On 12 February 1998, 144,165 (Pounds) 1 ordinary shares were issued fully paid for a cash consideration of (Pounds) 450,000. Issue costs of (Pounds) 27,282 were incurred.

  On 12 February 1998, 163,398 (Pounds) 1 ordinary shares were issued fully paid for a cash consideration of (Pounds) 1,249,995. Issue costs of (Pounds) 54,100 were incurred.

                      PARAGON SOFTWARE (HOLDINGS) LIMITED

  During 1999 the company subdivided each (Pounds) 1 ordinary, "A' preferred and "B' preferred shares into 10 10p ordinary, "A' preferred and "B' preferred shares respectively.

  The company has an unapproved share option plan under which options to subscribe for the company's shares have been awarded to consultants and employees. The Board of Directors determines the term of each award and the award price. The awards are made at the discretion of the Board of Directors. At the beginning of 1998 there were no options under the plan in place. During 1998 options under this plan were granted over 615,000 shares exercisable at 10p each, between 25 October 2001 and 25 October 2007. During 1999 further options were granted over 1,360,000 ordinary shares exercisable at 10p each, between 1 April 2002 and 1 April 2008. No options were exercised or lapsed during 1998 or 1999.

  The "C' preferred shareholders have priority over all other shareholders to a non-cumulative dividend of 8%. After accounting for the preferential dividend all classes rank pari passu in respect of further dividends.

  On a winding up of the company, the "C' preferred shareholders have the right to receive, in priority to all other shareholders, the subscription price of the "C' preferred shares plus any dividends in arrears, the "B' preferred shareholders then have the right to receive, in priority to "A' preferred and ordinary shareholders, the subscription price of the "B' preferred shares plus any dividends in arrears. The "A' preferred shareholders have the right to receive, subject to the rights of the "B' and "C' preferred shareholders, but in priority to ordinary shareholders, the subscription price of the "A' preferred shares plus any dividends in arrears. Any remaining balance will then be shared pari passu between the "B' and "C' preferred shareholders and the ordinary shareholders.

  A holder of any class of preferred shares is entitled to convert each share held into such number of fully paid ordinary shares as determined by the Articles of Association.

  If approval of 50% of the "C' preferred shareholders is given, the company shall redeem at the subscription price the shares of such holder giving notice.

11. Commitments

  As at December 31, 1999 the group had commitments under operating leases as set out below:

                                                                         1999
                                                                       --------
                                                                       (Pounds)
     Minimum lease commitments
       Within one year................................................ 154,491
       In one to two years............................................ 139,491
       In two to three years.......................................... 139,491
       In three to four years.........................................  39,750
                                                                       -------
                                                                       473,223
                                                                       =======

  During the years ended 31 December 1999 and 1998 rent expense totalled (Pounds) 83,194 and (Pounds) 31,358 respectively.

12. Post Balance Sheet Event

  On 4 March 2000, the entire share capital of the company was acquired by Phone.com Inc., a company incorporated in the United States of America.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Onebox.com, Inc.

  We have audited the accompanying balance sheets of Onebox.com, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1999 and the periods from inception (May 20, 1998) to December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onebox.com, Inc. (a development stage company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and the periods from inception (May 20, 1998) to December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young

San Jose, California
February 18, 2000

                                ONEBOX.COM, INC.
                         (a development stage company)

                                 BALANCE SHEETS

                                                           December 31,
                                                      ------------------------
                                                          1999         1998
                                                      ------------  ----------
                       ASSETS
Current assets:
  Cash and cash equivalents.......................... $  1,198,503  $2,293,584
  Short-term investments.............................    1,543,616         --
  Accounts receivable................................       76,451         --
  Prepaids and other current assets..................    1,717,223      53,159
                                                      ------------  ----------
    Total current assets.............................    4,535,793   2,346,743
Property and equipment, net..........................    6,436,136     764,339
Purchased software...................................    1,150,000         --
Deposits.............................................      755,675      17,965
                                                      ------------  ----------
                                                      $ 12,877,604  $3,129,047
                                                      ============  ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................... $    935,569  $  597,602
  Accrued expenses...................................    2,938,735      95,726
  Short-term capital lease obligations...............    1,608,347         --
                                                      ------------  ----------
    Total current liabilities........................    5,482,651     693,328
Long-term capital lease obligations..................    2,745,148         --
Long-term debt.......................................      700,000         --
Other long-term liabilities..........................       32,921         --
Commitments
Stockholders' equity:
  Series A convertible preferred stock, par value
   $0.001; 9,776,250 shares authorized, 9,776,250 and
   9,765,000 shares issued and outstanding at
   December 31, 1999 and 1998, respectively
   (liquidation preference of $9,776,250)............        9,776       9,765
  Series B convertible preferred stock, par value
   $0.001; 7,800,000 shares authorized, 7,064,684
   shares issued and outstanding (liquidation
   preference of $40,409,992)........................        7,065         --
  Common stock, par value $0.001; 37,500,000 shares
   authorized, 13,189,779 and 6,666,862 shares issued
   and outstanding at December 31, 1999 and 1998,
   respectively......................................       13,190       6,667
  Additional paid-in capital.........................   17,096,915   3,230,435
  Deficit accumulated during the development stage...  (13,210,062)   (811,148)
                                                      ------------  ----------
    Total stockholders' equity.......................    3,916,884   2,435,719
                                                      ------------  ----------
                                                      $ 12,877,604  $3,129,047
                                                      ============  ==========

                See notes to consolidated financial statements.

                                ONEBOX.COM, INC.
                         (a development stage company)

                            STATEMENTS OF OPERATIONS

                                                       Period from inception
                                                         (May 20, 1998) to
                                          Year ended        December 31,
                                         December 31,  -----------------------
                                             1999        1998         1999
                                         ------------  ---------  ------------
Revenues................................ $     84,751  $     --   $     84,751
Cost of revenues........................    3,238,866        --      3,238,866
Operating expenses:
  Research and development..............    2,714,556    610,277     3,324,833
  Sales and marketing...................    4,593,457     63,157     4,656,614
  General and administrative............    1,888,455    154,308     2,042,763
                                         ------------  ---------  ------------
    Total operating expenses............    9,196,468    827,742    10,024,210
                                         ------------  ---------  ------------
Loss from operations....................  (12,350,583)  (827,742)  (13,178,325)
Interest and other income...............      216,245     16,594       232,839
Interest and other expense..............     (264,576)       --       (264,576)
                                         ------------  ---------  ------------
Net loss................................ $(12,398,914) $(811,148) $(13,210,062)
                                         ============  =========  ============


                See notes to consolidated financial statements.

                                ONEBOX.COM, INC.
                         (a development stage company)

                       STATEMENT OF STOCKHOLDERS' EQUITY
           Period from inception (May 20, 1998) to December 31, 1999

                             Convertible Preferred Stock                                        Deficit
                          ---------------------------------                                   Accumulated
                              Series A         Series B        Common Stock      Additional    During the       Total
                          ---------------- ---------------- -------------------    Paid-In    Development   Stockholders'
                           Shares   Amount  Shares   Amount   Shares    Amount     Capital       Stage         Equity
                          --------- ------ --------- ------ ----------  -------  -----------  ------------  -------------
Issuance of common stock
 at $0.001 per share to
 founders for cash in
 August 1998............        --  $   --       --  $   --  8,565,300  $ 8,565  $    (2,855) $         --  $      5,710
Issuance of Series A
 convertible preferred
 stock at $0.33 per
 share in October 1998,
 less issuance costs of
 $12,578................  9,765,000  9,765       --     --         --       --     3,232,657           --      3,242,422
Repurchase of common
 stock in September 1998
 at $0.0007 per share...        --     --        --     --  (1,898,438)  (1,898)         633           --         (1,265)
Net loss since
 inception..............        --     --        --     --         --       --           --       (811,148)     (811,148)
                          --------- ------ --------- ------ ----------  -------  -----------  ------------  ------------
Balances at December 31,
 1998...................  9,765,000  9,765       --     --   6,666,862    6,667    3,230,435      (811,148)    2,435,719
Issuance of Series A
 convertible preferred
 stock at $0.33 in
 January 1999...........     11,250     11       --     --         --       --         3,739           --          3,750
Issuance of Series B
 convertible preferred
 stock at $1.91 per
 share in June 1999,
 less issuance costs of
 $33,484................        --     --  7,064,684  7,065        --       --    13,434,157           --     13,441,222
Issuance of warrants to
 purchase Series A
 preferred stock in
 connection with lease
 financing..............        --     --        --     --         --       --        70,461           --         70,461
Issuance of common stock
 to employees and
 consultants at $0.03-
 $0.33 per share for
 cash and services......        --     --        --     --     544,895      545       25,763           --         26,308
Exercise of options to
 purchase common stock
 in August 1999--October
 1999 at $0.0007-$0.03
 per share..............        --     --        --     --   6,520,286    6,520      340,997           --        347,517
Repurchase of common
 stock at $0.03-$0.33
 per share..............        --     --        --     --    (542,264)    (542)      (8,637)          --         (9,179)
Net loss................        --     --        --     --         --       --           --    (12,398,914)  (12,398,914)
                          --------- ------ --------- ------ ----------  -------  -----------  ------------  ------------
Balances at December 31,
 1999...................  9,776,250 $9,776 7,064,684 $7,065 13,189,779  $13,190  $17,096,915  $(13,210,062) $  3,916,884
                          ========= ====== ========= ====== ==========  =======  ===========  ============  ============

                See notes to consolidated financial statements.

                                ONEBOX.COM, INC.
                         (a development stage company)

                            STATEMENTS OF CASH FLOWS
                Increase (decrease) in cash and cash equivalents

                                                      Periods from inception
                                                          (May 20, 1998)
                                         Year ended       to December 31,
                                        December 31,  ------------------------
                                            1999         1998         1999
                                        ------------  ----------  ------------
Operating activities
  Net loss............................. $(12,398,914) $ (811,148) $(13,210,062)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities:
    Depreciation.......................    1,257,285       8,396     1,265,681
    Warrant expense....................       17,615         --         17,615
    Changes in assets and liabilities:
      Accounts receivable..............      (76,451)        --        (76,451)
      Prepaids and other current
       assets..........................   (1,611,218)    (53,159)   (1,664,377)
      Deposits.........................     (737,710)    (17,965)     (755,675)
      Accounts payable.................      337,967     597,602       935,569
      Accrued expenses.................    2,843,009      95,726     2,938,735
      Other long-term liabilities......       32,921         --         32,921
                                        ------------  ----------  ------------
        Net cash used in operating
         activities....................  (10,335,496)   (180,548)  (10,516,044)
                                        ------------  ----------  ------------
Investing activities
  Capital expenditures.................   (6,929,082)   (772,735)   (7,701,817)
  Purchase of capitalized software.....   (1,150,000)        --     (1,150,000)
  Purchase of marketable securities....   (1,543,616)        --     (1,543,616)
                                        ------------  ----------  ------------
        Net cash used in investing
         activities....................   (9,622,698)   (772,735)  (10,395,433)
                                        ------------  ----------  ------------
Financing activities
  Proceeds from capital lease
   obligations.........................    5,010,822         --      5,010,822
  Proceeds from debt...................      700,000         --        700,000
  Principal payments under capital
   lease obligations...................     (657,327)        --       (657,327)
  Proceeds from issuance of preferred
   stock, net..........................   13,444,972   3,242,422    16,687,394
  Proceeds from issuance of common
   stock...............................      373,825       5,710       379,535
  Repurchase of common stock...........       (9,179)     (1,265)      (10,444)
                                        ------------  ----------  ------------
        Net cash provided by financing
         activities....................   18,863,113   3,246,867    22,109,980
Net increase in cash and cash
 equivalents...........................   (1,095,081)  2,293,584     1,198,503
Cash and cash equivalents at beginning
 of period.............................    2,293,584         --            --
                                        ------------  ----------  ------------
Cash and cash equivalents at end of
 period................................ $  1,198,503  $2,293,584  $  1,198,503
                                        ============  ==========  ============
Supplemental schedule of cash flow
 information
  Interest paid........................ $    153,634  $      --   $    153,634
                                        ============  ==========  ============
Supplemental disclosure of noncash
 financing activities
  Warrants issued in connection with
   lease financing..................... $     70,461  $      --   $     70,461
                                        ============  ==========  ============

                See notes to consolidated financial statements.

                               ONEBOX.COM, INC.
                         (a development stage company)

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

1. Organization and Summary of Significant Accounting Policies

  Nature of Operations

  Onebox.com, Inc. (the "Company") was incorporated in the state of Delaware on May 20, 1998. The Company is engaged in web-based services that simplify and reduce the cost of communications for consumers and businesses.

  The Company has incurred losses to date of approximately $13,200,000. The Company expects such losses to continue until the Company successfully completes development and market introduction of its products. Consequently, management recognizes the need to raise additional funds from outside sources. Management believes currently available resources along with proceeds from Series C preferred stock offering (see Note 8) will provide sufficient funds to enable the Company to meet its obligations through at least December 31, 2000. If anticipated operations are not achieved, management has the intent and believes it has the ability to delay or reduce expenditures so as not to require additional financial resources if such resources were not available.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

  Revenue Recognition

  Revenues are derived principally from short-term on-line advertising contracts in which the Company guarantees a minimum number of impressions (a view of an advertisement by a consumer) for a fixed fee. These revenues are generally recognized ratably over the term of the agreements, provided that the Company does not have any significant remaining obligations and collection of the resulting receivable is probable. To the extent that impression deliveries do not meet the guarantees, the Company defers recognition of the corresponding revenues.

  Revenues are derived principally from a Service Distribution Agreement (see
Note 4) in which the Company agrees to co-brand an Internet Website. The Company receives 25% of the advertising revenue generated by the co-branded Website, which is determined and remitted to Onebox.com directly by the Website's co-owner.

  Cash, Cash Equivalents, and Short-Term Investments

  Onebox.com generally invests its excess cash in money market accounts, certificates of deposits and U.S. Treasury bills. Onebox.com considers all highly liquid investments with a maturity from date from original purchase of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  Onebox.com classifies its short-term investment as "available-for-sale." Onebox.com considers all investments with a maturity date of one year from date of original purchase to be short-term investments. These investments are recorded at fair value based on quoted market prices. The amortized cost of these investments approximates their fair value. Unrealized gains and losses are not material and have, therefore, not been shown separately.

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation which is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Equipment purchased under capital lease is amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

  Advertising Expense

  Advertising is expensed as incurred. Advertising expense was approximately $2,600,000 and none for the year ended December 31, 1999 and the period from inception (May 20, 1998) to December 31, 1998, respectively.

  Stock-Based Compensation

  The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees ("APB 25")," and has adopted the disclosure only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

  Research and Development

  Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

  Onebox.com adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" during 1999, which requires capitalization of certain costs incurred during the development of internal use software. Through December 31, 1999 capitalizable costs incurred have not been significant for any development project. Accordingly, Onebox.com has charged all costs to research and development expense in the periods they were incurred.

  Recent Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." ("SFAS No. 133"). SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because Onebox.com does not currently hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS No. 133 is not expected to have a significant impact on its financial position, results of operations or cash flows. Onebox.com will be required to implement SFAS No. 133, as amended, for the year ending December 31, 2001.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes the Staff's views in applying generally accepted accounting principles to revenue recognition. The Company believes that its current revenue recognition principles comply with SAB 101.

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  Other Comprehensive Income (Loss)

  Other comprehensive income (loss) includes revenues and expenses and gains and losses that are not included in net loss, but, rather are recorded directly in stockholders' equity. To date, Onebox.com has not had any significant transactions that are required to be reported in other comprehensive income (loss).

2. Property and Equipment

  Property and equipment are stated at cost and consist of the following:

                                                               December 31,
                                                            -------------------
                                                               1999      1998
                                                            ---------- --------
   Computer equipment and software......................... $2,549,553 $652,894
   Furniture and equipment.................................    175,648  119,841
   Leased equipment........................................  4,976,616      --
                                                            ---------- --------
                                                             7,701,817  772,735
   Accumulated depreciation................................  1,265,681    8,396
                                                            ---------- --------
                                                            $6,436,136 $764,339
                                                            ========== ========

3. Purchased Software License

  In December 1999, the Company signed a $1,840,000 Software License Agreement. Under the agreement, the Company paid $1,150,000 for a software license for software to be integrated into the Onebox.com product, subject to maximum of 35 million users. The license will be amortized to cost of goods sold as products are sold. In addition to the license, the Company purchased three years of technical support and maintenance for $690,000, which will be amortized over the three years, beginning in December 1999.

4. Service Distribution Agreement

  In September 1999, the Company entered into a two-year Service Distribution Agreement to co-brand an Internet website. The agreement calls for Onebox.com to pay $2,250,000 for distribution, marketing, and advertising of the co-branded site. The payment will be made in two installments; $1,500,000 on the effective date of the agreement and $750,000 payable on the first anniversary of the effective date. These fees are being amortized over the two years, beginning in September 1999, and are classified as a current asset on the balance sheet. In addition to these payments, Onebox.com will be paid 25% of the advertising revenue generated by the co-branded website. Revenue related to this agreement was $84,559 for the year ended December 31, 1999.

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

5. Commitments

  As of December 31, 1999, minimum payments under all noncancelable lease agreements were as follows:

                                                          Capital    Operating
                                                          Leases       Leases
                                                        -----------  ----------
   Years ending December 31:
     2000.............................................. $ 1,927,841  $1,357,624
     2001..............................................   1,927,841   1,397,090
     2002..............................................   1,036,543     680,600
     2003..............................................         --          --
     2004 and thereafter...............................         --          --
                                                        -----------  ----------
       Total minimum lease payments....................   4,892,225  $3,435,314
                                                                     ==========
   Less amount representing interest...................    (538,730)
                                                        -----------
   Present value of future payments....................   4,353,495
   Less current portion................................  (1,608,347)
                                                        -----------
   Long-term portion................................... $ 2,745,148
                                                        ===========

  The Company leases its main facility under a noncancelable operating lease agreement, which expires in 2002. Rent expense was approximately $700,000 and $65,000 for the year ended December 31, 1999 and for the period from inception (May 20, 1998) to December 31, 1998, respectively. The Company subleases a portion of its facility under a noncancelable operating lease agreement, which expires in February 2002. Sublease rental income was approximately $163,000 for the year ended December 31, 1999 and none for the period from inception (May 20, 1998) to December 31, 1998.

  In March 1999, the Company entered into a Master Lease Agreement with a financial institution for the purchase of up to $3,000,000 of equipment, software and leasehold improvements. Advances under this agreement are treated as capital leases and may only be used to finance purchases of equipment and software, subject to certain limitations. Advances are secured by the assets acquired. The advances bear interest at 7% per annum and are payable in 36 monthly installments of principal and interest. At December 31, 1999, none remained available and the Company owed approximately $2,700,000 under this agreement.

  In June 1999, the Company entered into a $700,000 Loan and Security Agreement with a lender for the purchase of equipment. The loan bears interest at a rate of 8.75% per annum and is payable beginning in December 2002. The loan is secured by the assets acquired.

  In August 1999, the Company entered into a lease agreement with a financial institution for the purchase of approximately $400,000 in equipment. The lease is payable in 30 equal monthly payments of approximately $13,500 beginning in September 1999. As of December 31, 1999 the Company owed approximately $346,000 under this lease agreement.

  In September 1999, the Company entered into a Master Lease Agreement for the purchase of approximately $1,400,000 in equipment. Advances under this agreement are treated as capital leases and are secured by the assets acquired. The advances bear interest at approximately 14% per annum and are payable in 36 monthly installments of principal and interest. At December 31, 1999, the Company owed approximately $1,300,000 under this agreement.

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


6. Stockholders' Equity

  Convertible Preferred Stock

  In October 1998, the Company issued 9,765,000 Series A convertible preferred shares at a price of $0.33 per share under a stock purchase agreement. In May 1999, the Company issued 7,064,684 Series B convertible preferred shares at a price of $1.91 per share under a stock purchase agreement.

  Each share of Series A and B convertible preferred stock is, at the option of the holder, convertible into one share of common stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances. The outstanding shares of convertible preferred stock automatically convert into common stock (i) upon the affirmative vote of the majority of each class of preferred stock or (ii) immediately prior to the closing of an underwritten public offering of common stock under the Securities Act of 1933 provided that, with respect to Series A, the Company receives at least $15,000,000 in gross proceeds and the price per share is at least $2.50 and, with respect to Series B, the product of the price per share to the public and the aggregate number of shares of the Company's common stock outstanding prior to such an offering is at least $150,000,000 and aggregate proceeds to the Company are not less than $15,000,000.

  Series A and B convertible preferred stockholders are entitled to noncumulative dividends of $0.03 and $0.15 per share, respectively. Dividends will be paid only when declared by the board of directors out of legally available funds. No dividends have been declared as of December 31, 1999.

  Series A and B convertible preferred stock have liquidation preferences of $0.33 and $3.81 per share, respectively, with the remaining liquidation occurring on a pro rata basis between common and preferred stock until holders of Series A and B preferred stock have received an aggregate, which includes the initial liquidation preference, of $1.00 and $5.72 per share, respectively.

  The Series A and B convertible preferred stockholders have voting rights equal to the common shares issuable upon conversion of their preferred shares.

  Common Stock

  The Company has sold 9,110,195 shares of common stock to employees and investors for $0.001 to $0.50 per share. Of these shares, 8,565,300 are subject to repurchase by the Company, at the price paid by the stockholder, in the event of termination of services by the stockholder to the Company; the repurchase right lapses over a 48-month period. Of these shares, 310,200 are subject to repurchase until the sooner of the date on which the last of four milestones are met or five years from April 1999. During the period from inception (May 20, 1998) to December 31, 1999, 2,440,702 shares of common stock were repurchased. As of December 31, 1999, the Company had 2,377,800 shares of common stock outstanding subject to repurchase.

  At December 31, 1999, an aggregate of 20,066,049 shares of common stock were reserved for issuance upon exercise of warrants, the conversion of preferred stock, outstanding stock options and stock options reserved for issuance.

  Stock Warrants

  In conjunction with a capital lease agreement, the Company issued the lenders warrants to purchase an aggregate of 81,301 shares of its Series A convertible preferred stock at $1.47 per share. The warrants shall be exercisable for a period of (i) seven years or (ii) three years from the effective date of the company's initial

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

public offering, whichever is earlier. The warrants were valued using the Black-Scholes model (0.5 volatility, seven year life, $1.47 exercise price, and a 6% risk-free interest rate). The total value of $70,461 will be amortized to interest expense over the term of the capital lease.

  1999 Incentive Stock Plan

  As discussed in Note 1, the Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  During the period ended December 31, 1999, the Company adopted the 1999 Stock Plan (the "Plan"). Under the Plan, up to 9,664,100 shares of the Company's common stock may be granted as options or sold to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options generally vest over a 48-month period and have a maximum term of ten years.

  Pro forma information regarding net income is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of FAS
123. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions for the period from inception (May 20, 1998) to December 31, 1999: risk-free interest rates of 6%; a dividend yield of 0%; and a weighted-average expected life of the option of five years.

  The effect of applying FAS 123 to the Company's stock option awards did not result in pro forma net loss that was materially different from amounts reported. Therefore, such pro forma information is not separately presented herein. Future pro forma net income/loss results may be materially different from actual amounts reported.

  Information with respect to stock option activity is summarized as follows:

                                         Options Outstanding    Weighted-
                             Options    -----------------------  Average
                            Available   Number of    Price Per  Exercise
                            for Grant     Shares       Share      Price
                            ----------  ----------  ----------- ---------
   Shares authorized.......  6,833,137         --           --
   Options granted......... (1,480,702)  1,480,702  $      0.03   $0.03
                            ----------  ----------  -----------
   Balance at December 31,
    1998...................  5,352,435   1,480,702  $      0.03   $0.03
   Additional shares
    authorized.............  2,830,963         --           --      --
   Options granted......... (7,249,350)  7,249,350  $0.03-$0.33   $0.10
   Options exercised.......        --   (6,520,286) $0.03-$0.33   $0.05
   Options canceled........    628,767    (628,767) $0.03-$0.33   $0.09
                            ----------  ----------  -----------
   Balance at December 31,
    1999...................  1,562,815   1,580,999  $0.03-$0.33   $0.33
                            ==========  ==========  ===========

  The weighted-average fair value of options granted was $0.02 during the year ended December 31, 1999 and $0.01 during the period from inception (May 20, 1998) to December 31, 1998.

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)


  As of December 31, 1999, no options to purchase shares were exercisable. The weighted-average remaining contractual life of all outstanding options is 9.2 years.

7. Income Taxes

  As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $13.2 million and $10.2 million, respectively. The Company also had federal research and development tax credit carryforwards of approximately $100,000. The federal and state net operating loss and credit carryforwards will expire at various dates beginning in the year 2006 through 2019, if not utilized.

  Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31 are as follows:

                                                                  1999    1998
                                                                 -------  -----
                                                                      (In
                                                                  thousands)
   Deferred tax assets:
     Net operating loss carryforwards........................... $ 5,100  $ 300
     Research and development credits...........................     100    --
     Capitalized research and development expenses..............     200    --
     Other, net.................................................     --     --
                                                                 -------  -----
       Total deferred tax assets................................   5,400    300
   Valuation allowance..........................................  (5,400)  (300)
                                                                 -------  -----
   Net deferred taxes........................................... $   --   $ --
                                                                 =======  =====

  Due to the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $300,000 during the year ended December 31, 1998, respectively.

8. Subsequent Events

  Stock Split

  In February 2000, the Company effected a three-for-two stock split of its preferred and common stock. All share and per share information included in these financial statements has been retroactively adjusted to reflect this stock split.

  Series C Preferred Stock

  In February 2000, the Company issued 1,856,374 Series C convertible preferred shares at a price of $7.45 per share under a stock purchase agreement.

  Each share of Series C convertible preferred stock is, at the option of the holder, convertible into one share of common stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances. The

                               ONEBOX.COM, INC.
                         (a development stage company)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

outstanding shares of convertible Series C preferred stock automatically convert into common stock immediately prior to the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which the Company receives at least $25,000,000 in gross proceeds and the price per share is at least $1.67.

  Series C convertible preferred stockholders are entitled to noncumulative dividends of $0.60 per share.

  Series C convertible preferred stock has an initial liquidation preference of $14.90, with the remaining liquidation occurring on a pro rata basis between common and preferred stock until holders of Series C preferred stock have received an aggregate, which includes the initial liquidation preference, of $22.35 per share.

  The Series C convertible preferred stockholders have voting rights equal to the common shares issuable upon conversion of their preferred shares.

  Merger with Phone.com

  In February 2000, the Company signed a merger agreement with Phone.com, Inc. Under the agreement, Phone.com agreed to purchase all of Onebox.com's outstanding common and preferred stock and assume all unexpired and unexercised outstanding options, warrants, and other rights for 6,469,413 shares of Phone.com common stock.

                                ONEBOX.COM, INC.
                         (a development stage company)

                       UNAUDITED CONDENSED BALANCE SHEET
                              As of March 31, 2000
                                 (in thousands)

                                ASSETS
Current assets:
  Cash and cash equivalents........................................... $  7,293
  Accounts receivable.................................................       93
  Prepaids and other current assets...................................    2,467
                                                                       --------
    Total current assets..............................................    9,853
Property and equipment, net...........................................    7,141
Deposits..............................................................      756
                                                                       --------
                                                                       $ 17,750
                                                                       ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................... $    726
  Accrued expenses....................................................    1,315
  Short-term capital lease obligations................................       28
                                                                       --------
    Total current liabilities.........................................    2,069
Long-term capital lease obligations...................................    3,965
Long-term debt........................................................      --
Other long-term liabilities...........................................       32
                                                                       --------
    Total liabilities.................................................    6,066
                                                                       --------
Stockholders' equity
  Convertible preferred stock.........................................       24
  Common stock........................................................        9
  Additional paid-in capital..........................................   30,973
  Notes receivable from stockholders..................................     (122)
  Deficit accumulated during the development stage....................  (19,200)
                                                                       --------
    Total stockholders' equity........................................   11,684
                                                                       --------
                                                                       $ 17,750
                                                                       ========

                                ONEBOX.COM, INC.
                         (a development stage company)

                  UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
               For the three months ended March 31, 2000 and 1999
                                 (in thousands)

                                                                Three months
                                                                 ended March
                                                                     31,
                                                                --------------
                                                                 2000    1999
                                                                -------  -----
Revenues....................................................... $    92  $ --
Cost of revenues...............................................   1,932     46
Operating expenses:
  Research and development.....................................   1,263    354
  Sales and marketing..........................................   2,086     95
  General and administrative...................................     778    281
                                                                -------  -----
    Total operating expenses...................................   4,127    730
                                                                -------  -----
Loss from operations...........................................  (5,967)  (776)
Interest and other income......................................      92     13
Interest and other expense.....................................    (115)    (3)
                                                                -------  -----
Net loss....................................................... $(5,990) $(766)
                                                                =======  =====

                                ONEBOX.COM, INC.
                         (a development stage company)

                       UNAUDITED STATEMENTS OF CASH FLOWS
                 For the 3 months ended March 31, 2000 and 1999
                                 (in thousands)

                                                               2000     1999
                                                              -------  -------
Operating activities
  Net loss................................................... $(5,990) $  (766)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation.............................................   1,461       66
    Changes in assets and liabilities:
      Accounts receivable....................................     (17)     --
      Prepaids and other current assets......................    (750)     (34)
      Deposits...............................................     --       (93)
      Accounts payable.......................................    (210)    (451)
      Accrued expenses.......................................  (1,596)     (29)
      Other long-term liabilities............................      (1)     --
                                                              -------  -------
        Net cash used in operating activities................  (7,103)  (1,307)
                                                              -------  -------
Investing activities
  Capital expenditures.......................................  (1,016)  (2,068)
  Sales of short-term investments............................   1,544      --
                                                              -------  -------
        Net cash provided by (used in) investing activities..     528   (2,068)
                                                              -------  -------
Financing activities
  Proceeds from capital lease obligations....................       6    2,418
  Debt repayments............................................    (700)     --
  Principal payments under capital lease obligations.........    (394)     (39)
  Proceeds from issuance of preferred stock, net.............  13,761      103
  Proceeds from issuance of common stock.....................       1        1
  Repurchase of common stock.................................      (5)      (2)
                                                              -------  -------
        Net cash provided by financing activities............  12,669    2,481
                                                              -------  -------
Net increase (decrease) in cash and cash equivalents.........   6,094     (894)
Cash and cash equivalents at beginning of period.............   1,199    2,294
                                                              -------  -------
Cash and cash equivalents at end of period................... $ 7,293  $ 1,400
                                                              =======  =======

                               ONEBOX.COM, INC.
                         (a development stage company)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                                March 31, 2000

1. Basis of Presentation

  The unaudited condensed financial statements included herein have been prepared by the Company in accordance with generally accepted accounting principles and reflect all adjustments, consisting only of normal recurring adjustments which in the opinion of management are necessary to fairly state the Company's financial position, results of operations, and cash flows for the periods presented. Through March 31, 2000, the Company was active in product development, the acquisition of equipment and facilities, raising capital, and had virtually no revenues. Accordingly, the Company was in the development stage, and the financial statements have been prepared on a going-concern basis. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for any subsequent quarter.

2. Subsequent Event

  On February 14, 2000, the Company signed a definitive agreement to be acquired by Phone.com, Inc. In connection with the acquisition, which was completed on April 14, 2000, Phone.com issued approximately 6.5 million shares of its common stock in exchange for all of the outstanding common stock and preferred stock of Onebox, and assumed options and warrants of Onebox for total consideration valued at approximately $800 million.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders of
Software.com, Inc.

  We have audited the accompanying balance sheets of Telarc, Inc. as of December 31, 1998 and 1997, and the related statements of income, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telarc, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
December 27, 1999

                                  TELARC, INC.

                                 BALANCE SHEETS

                                                   December 31,
                                                 ---------------- September 30,
                                                   1997    1998       1999
                                                 -------- ------- -------------
                                                                   (unaudited)
                                                                  -------------
                     ASSETS
Current assets:
  Cash and cash equivalents..................... $ 82,721 $49,545   $ 37,721
  Accounts receivable...........................   25,716  38,520     48,560
  Prepaid expenses and other assets.............      --    4,880      6,012
                                                 -------- -------   --------
    Total current assets........................  108,437  92,945     92,293
Property and equipment, net.....................    4,539   6,478     11,684
                                                 -------- -------   --------
                                                 $112,976 $99,423   $103,977
                                                 ======== =======   ========
      LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.............................. $  8,748 $ 5,787   $    288
  Accrued payroll and related liabilities.......      --    1,065      1,523
  Other accrued liabilities.....................      --   18,000        --
  Deferred revenue..............................      --      --       9,928
                                                 -------- -------   --------
    Total current liabilities...................    8,748  24,852     11,739
Shareholder's equity:
  Common stock, no par value, 200 shares
   authorized; 10 shares issued and
   outstanding..................................       10      10         10
  Retained earnings.............................  104,218  74,561     92,228
                                                 -------- -------   --------
    Total shareholder's equity..................  104,228  74,571     92,238
                                                 -------- -------   --------
    Total liabilities and shareholder's equity.. $112,976 $99,423   $103,977
                                                 ======== =======   ========



                            See accompanying notes.

                                  TELARC, INC.

                              STATEMENTS OF INCOME

                                                                Nine months
                                                Year ended         ended
                                               December 31,    September 30,
                                             ---------------- ----------------
                                               1997    1998    1998     1999
                                             -------- ------- ------- --------
                                                                (unaudited)
Revenues:
  Software licenses......................... $    --  $   --  $   --  $309,000
  Services..................................  328,798 293,521 198,715  277,086
                                             -------- ------- ------- --------
    Total revenues..........................  328,798 293,521 198,715  586,086
                                             -------- ------- ------- --------
Cost of revenues:
  Software licenses.........................      --      --      --       --
  Services..................................  111,713 164,836 124,777  179,622
                                             -------- ------- ------- --------
    Total cost of revenues..................  111,713 164,836 124,777  179,622
                                             -------- ------- ------- --------
Gross profit................................  217,085 128,685  73,938  406,464
Selling, general and administrative
 expenses...................................   12,638  71,189  56,044   49,044
                                             -------- ------- ------- --------
Income from operations......................  204,447  57,496  17,894  357,420
Other income, net...........................      211     610     515    1,431
                                             -------- ------- ------- --------
Net income.................................. $204,658 $58,106 $18,409 $358,851
                                             ======== ======= ======= ========




                            See accompanying notes.

                                  TELARC, INC.

                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                              Common Stock
                                              ------------- Retained
                                              Shares Amount Earnings   Total
                                              ------ ------ --------  --------
Issuance of common stock at inception........   10    $10   $    --   $     10
  Net income.................................  --     --     204,658   204,658
  Shareholder distributions..................  --     --    (100,440) (100,440)
                                               ---    ---   --------  --------
Balance at December 31, 1997.................   10     10    104,218   104,228
  Net income.................................  --     --      58,106    58,106
  Shareholder distributions..................  --     --     (87,763)  (87,763)
                                               ---    ---   --------  --------
Balance at December 31, 1998.................   10     10     74,561    74,571
  Net income (unaudited).....................  --     --     358,851   358,851
  Shareholder distributions (unaudited)......  --     --    (341,184) (341,184)
                                               ---    ---   --------  --------
Balance at September 30, 1999 (unaudited)....   10    $10   $ 92,228  $ 92,238
                                               ===    ===   ========  ========





                            See accompanying notes.

                                  TELARC, INC.

                            STATEMENTS OF CASH FLOWS

                                         Year ended       Nine months ended
                                        December 31,        September 30,
                                     -------------------  -------------------
                                       1997       1998      1998      1999
                                     ---------  --------  --------  ---------
                                                             (unaudited)
Operating activities
Net income.......................... $ 204,658  $ 58,106  $ 18,409  $ 358,851
Adjustments to reconcile net income
 to net cash provided by (used in)
 operating activities:
  Depreciation......................       301     1,272       949      2,168
  Changes in operating assets and
   liabilities:
   Accounts receivable..............   (25,716)  (12,804)  (15,404)   (10,040)
   Prepaid expenses and other
    current assets..................       --     (4,880)   (9,880)    (1,132)
   Accounts payable.................     8,748    (2,960)   (8,748)    (5,499)
   Accrued payroll and related
    liabilities.....................       --      1,064     1,000        458
   Other accrued liabilities........       --     18,000       --     (18,000)
   Deferred revenue.................       --        --        --       9,928
                                     ---------  --------  --------  ---------
Net cash provided by (used in)
 operating activities...............   187,991    57,798   (13,674)   336,734
Investing activities
  Purchases of property and
   equipment........................    (4,840)   (3,211)     (395)    (7,374)
                                     ---------  --------  --------  ---------
Net cash used in investing
 activities.........................    (4,840)   (3,211)     (395)    (7,374)
Financing activities
  Issuance of common stock..........        10       --        --         --
  Shareholder distributions.........  (100,440)  (87,763)  (39,531)  (341,184)
                                     ---------  --------  --------  ---------
Net cash used by financing
 activities.........................  (100,430)  (87,763)  (39,531)  (341,184)
Net increase (decrease) in cash and
 cash equivalents...................    82,721   (33,176)  (53,600)   (11,824)
Cash and cash equivalents at
 beginning of period................       --     82,721    82,721     49,545
                                     ---------  --------  --------  ---------
Cash and cash equivalents at end of
 period............................. $  82,721  $ 49,545  $ 29,121  $  37,721
                                     =========  ========  ========  =========



                            See accompanying notes.

                                 TELARC, INC.

                         NOTES TO FINANCIAL STATEMENTS

       (Information at September 30, 1999 and for the nine months ended
            September 30, 1998 and September 30, 1999 is unaudited)

1. Summary of Significant Accounting Policies

  Organization and Business

  Telarc, Inc. (the Company), a New York Corporation, provides Internet, SS7, SMS, and Paging products, middleware and consulting solutions for the telecommunication industries. The Company was incorporated in January 1997 through the issuance of 10 shares of common stock with no par value.

  Interim Financial Information (Unaudited)

  The accompanying balance sheet as of September 30, 1999, the statements of income and cash flows for the nine months ended September 30, 1999 and 1998, and the statement of shareholder's equity for the nine months ended September 30, 1999, are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of operating results to be expected for the full fiscal year.

  Cash Equivalents

  The Company considers investments in money market funds to be cash equivalents.

  Concentration of Credit Risk, Other Risks and Significant Customers

  The Company grants credit terms in the normal course of business to its customers. The Company does not require collateral. Credit losses have been within management's expectations and potential uncollectible accounts have been provided for in the financial statements. The Company's only employee is its sole shareholder. For the years ended December 31, 1997 and 1998, salary and related benefits paid to the sole shareholder totaled $101,200 and $160,000, respectively, and have been classified as cost of services in the accompanying statements of income. For the nine months ended September 30, 1998 and 1999, salary and related benefits paid to the sole shareholder totaled $126,000 and $175,000, respectively, and have been classified as cost of services in the accompanying statements of income.

  Total revenues from the Company's two largest customers in the years ended December 31, 1997 and 1998, accounted for 49% and 48% of total revenues, respectively. Total revenues from the Company's two largest customers in the nine months ended September 30, 1998 and 1999, accounted for 49% and 57% of total revenues, respectively. One of the Company's two largest customers for the nine months ended September 30, 1999, was Software.com, Inc. At December 31, 1997 and 1998, and September 30, 1999, the largest customer receivable balances totaled 63%, 40% and 44% of total accounts receivable, respectively.

  Property and Equipment

  Property and equipment are stated at cost.

  Depreciation is computed on a straight-line basis over the following estimated useful lives:

      Computer equipment and software................................... 3 years
      Furniture and fixtures............................................ 7 years

                                 TELARC, INC.

       (Information at September 30, 1999 and for the nine months ended
            September 30, 1998 and September 30, 1999 is unaudited)

  Income Taxes

  The Company has been organized for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state laws. As a result, the earnings of the Company are included in the taxable income of the Company's sole shareholder at his individual federal and state income tax rates, rather than that of the Company.

  Revenue Recognition

  In October 1997, the Accounting Standards Executive Committee issued Statement of Position 97-2 (SOP 97-2), which was amended by SOP 98-4 and SOP 98-9, "Software Revenue Recognition." These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This guidance is effective for the Company's transactions entered into subsequent to January 1, 1998. The application of certain provisions was deferred until fiscal years beginning on or after March 15, 1999. Final adoption of these provisions is not expected to have a material impact on the Company's financial condition or results of operation.

  Software Licenses Revenue. The Company recognizes revenue from sales of software upon delivery of the license key to the customer, provided that persuasive evidence of an arrangement exists, the license fee is fixed and determinable, and collection of the fee is considered probable.

  Services Revenue. Services revenue consists of consulting revenue and support and maintenance contracts related to software licenses. Consulting revenue are recognized on a time and materials basis as the services are performed. Support and maintenance contracts generally call for the company to provide technical support and software updates and upgrades to customers. Support and maintenance revenue is recognized ratably over the support or maintenance period.

  Fair Value of Financial Instruments

  The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to the short-term nature of these financial instruments

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ materially from those estimates.

2. Property and Equipment

  The major components of property and equipment are as follows (in thousands):

                                                    December 31
                                                   ---------------  September 30
                                                    1997    1998        1999
                                                   ------  -------  ------------
                                                                    (unaudited)
   Computer equipment and software................ $1,839  $ 4,654    $ 7,698
   Furniture and fixtures.........................  3,000    3,395      7,725
                                                   ------  -------    -------
                                                    4,839    8,049     15,423
   Less accumulated depreciation..................   (300)  (1,571)    (3,739)
                                                   ------  -------    -------
                                                   $4,539  $ 6,478    $11,684
                                                   ======  =======    =======

                                 TELARC, INC.

       (Information at September 30, 1999 and for the nine months ended
            September 30, 1998 and September 30, 1999 is unaudited)


3. Related Party Transactions

  The Company uses a portion of its shareholder's premises at no cost.

4. Subsequent Event (unaudited)

  On October 20, 1999, Software.com, Inc. acquired all outstanding common shares of the Company in exchange for $1,500,000 in cash and 211,918 shares of Software.com common stock valued at $10,000,000. In addition, the sole shareholder of Telarc, Inc. will be entitled to receive (as additional consideration for the shares of common stock) 10 cash payments of $350,000 each for 10 consecutive quarters starting March 30, 2000, provided that such shareholder is continuously employed by Software.com, Inc. from the acquisition date through each payment date.

               Report of Ernst & Young LLP, Independent Auditors

Board of Directors
bCandid Corporation

  We have audited the accompanying consolidated balance sheet of bCandid Corporation as of December 31, 1999, and the related consolidated statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of bCandid Corporation at December 31, 1999, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

August 25, 2000
Woodland Hills, California
                              bCANDID CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31   March 31
                                                         1999         2000
                                                      -----------  -----------
                                                                   (Unaudited)
Assets
Current assets:
  Cash............................................... $ 1,751,000  $   696,000
  Accounts receivable (net of allowance for doubtful
   accounts of $28,000 and $29,000 respectively).....     988,000    1,830,000
  Prepaid and other..................................     417,000      334,000
                                                      -----------  -----------
    Total current assets.............................   3,156,000    2,860,000
Equipment and improvements, net......................   3,433,000    3,410,000
Goodwill, net........................................   1,527,000    1,145,000
Other assets.........................................      34,000       40,000
                                                      -----------  -----------
    Total assets..................................... $ 8,150,000  $ 7,455,000
                                                      ===========  ===========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable................................... $ 1,010,000  $   736,000
  Convertible promissory notes.......................   2,725,000    2,725,000
  Current portion of line of credit..................     338,000      263,000
  Accrued liabilities................................     692,000      497,000
  Deferred revenue...................................   1,908,000    2,355,000
                                                      -----------  -----------
    Total current liabilities........................   6,673,000    6,576,000
Line of credit, long-term portion....................     549,000      549,000

Commitments

Shareholders' equity:
  Series A Preferred stock, $.001 par value:
    Authorized shares--5,000,000
    Issued and outstanding shares--2,000,000.........   3,998,000    3,998,000
  Common stock, $.001 par value:
    Authorized shares--20,000,000
    Issued and outstanding shares--6,685,591 and
     6,687,091, respectively.........................       7,000        7,000
  Additional paid in capital.........................   5,210,000    5,957,000
  Notes receivable for common stock..................  (1,038,000)  (1,038,000)
  Deferred compensation..............................          --     (742,000)
  Accumulated deficit................................  (7,249,000)  (7,852,000)
                                                      -----------  -----------
    Total shareholders' equity.......................     928,000      330,000
                                                      -----------  -----------
      Total liabilities and shareholders' equity..... $ 8,150,000  $ 7,455,000
                                                      ===========  ===========

                            See accompanying notes.

                              bCANDID CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Three months ended
                                           Year ended          March 31
                                           December 31  -----------------------
                                              1999         1999        2000
                                           -----------  ----------- -----------
                                                        (Unaudited) (Unaudited)
Net revenue............................... $ 3,802,000   $ 825,000  $ 1,673,000
Costs and expenses:
  Cost of revenues........................   2,675,000     202,000      868,000
  R&D expense.............................     972,000      85,000      518,000
  Selling, general and administrative.....   6,796,000     817,000    1,749,000
                                           -----------   ---------  -----------
Operating loss............................  (6,641,000)   (279,000)  (1,462,000)
Gain on sale of assets....................          --          --      848,000
Other income/(expense)....................     (41,000)     (6,000)      11,000
                                           -----------   ---------  -----------
Loss before taxes.........................  (6,682,000)   (285,000)    (603,000)
Provision for income taxes................          --          --           --
                                           -----------   ---------  -----------
Net loss.................................. $(6,682,000)  $(285,000) $  (603,000)
                                           ===========   =========  ===========


                            See accompanying notes.

                              bCANDID CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                         Notes
                       Preferred Stock      Common Stock   Additional Receivable
                     -------------------- ----------------  Paid-in   for Common     Deferred   Accumulated
                      Shares     Amount    Shares   Amount  Capital      Stock     Compensation   Deficit      Total
                     --------- ---------- --------- ------ ---------- -----------  ------------ -----------  ----------
Balance at January
 1, 1999............        --         -- 2,999,994 $3,000 $1,080,000          --          --   $  (567,000) $  516,000
 Issuance of
  preferred stock
  for cash.......... 1,900,000  3,798,000        --     --         --          --          --            --   3,798,000
 Conversion of notes
  payable to common
  stock.............   100,000    200,000        --     --         --          --          --            --     200,000
 Issuance of common
  stock for
  acquisition of
  Highwind..........        --         -- 2,004,627  2,000  2,003,000          --          --            --   2,005,000
 Issuance of common
  stock.............        --         -- 1,070,000  1,000  1,069,000          --          --            --   1,070,000
 Fair value of
  warrants issued to
  financial
  institution.......        --         --        --     --     20,000          --          --            --      20,000
 Common stock issued
  for note
  receivable........        --         --   610,970  1,000  1,038,000  (1,038,000)         --            --       1,000
 Net loss...........        --         --        --     --         --          --          --    (6,682,000) (6,682,000)
                     --------- ---------- --------- ------ ---------- -----------   ---------   -----------  ----------
Balance, December
 31, 1999........... 2,000,000  3,998,000 6,685,591  7,000  5,210,000  (1,038,000)         --    (7,249,000)    928,000
 Exercise of stock
  options
  (unaudited).......        --         --     1,500     --      2,000          --          --            --       2,000
 Deferred
  compensation
  (unaudited).......        --         --        --           745,000          --    (745,000)           --          --
 Amortization of
  deferred
  compensation
  (unaudited).......        --         --        --     --         --          --       3,000            --       3,000
 Net loss
  (unaudited).......        --         --        --     --         --          --          --      (603,000)   (603,000)
                     --------- ---------- --------- ------ ---------- -----------   ---------   -----------  ----------
Balance, March 31,
 2000 (unaudited)... 2,000,000 $3,998,000 6,687,091 $7,000 $5,957,000 $(1,038,000)  $(742,000)  $(7,852,000) $  330,000
                     ========= ========== ========= ====== ========== ===========   =========   ===========  ==========


                             See accompanying notes
                              bCANDID CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three months ended
                                                             March 31
                                         December 31  ------------------------
                                            1999         1999         2000
                                         -----------  -----------  -----------
                                                      (Unaudited)  (Unaudited)
Operating activities
Net loss...............................  $(6,682,000) $  (285,000) $  (603,000)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation and amortization........    2,074,000      382,000      614,000
  Gain on sale of assets...............           --           --     (848,000)
  Changes in other operating assets and
   liabilities:
    Accounts receivable................     (608,000)    (337,000)    (842,000)
    Accounts payable and accrued
     liabilities.......................    1,592,000      216,000     (462,000)
    Accrued payroll and related........      391,000       (7,000)      76,000
    Deferred revenue...................    1,452,000      704,000      454,000
    Other..............................       38,000      (14,000)    (108,000)
                                         -----------  -----------  -----------
Net cash used in operating activities..   (1,743,000)     659,000   (1,719,000)
Investing activities
Capital expenditures...................   (3,655,000)    (123,000)    (239,000)
Cash paid to purchase HW...............   (1,007,000)  (1,007,000)          --
                                         -----------  -----------  -----------
Net cash used in investing activities..   (4,662,000)  (1,130,000)    (239,000)
Financing activities
Proceeds related to sale of assets.....           --           --    1,000,000
Promissory note........................    2,725,000           --           --
Proceeds related to the line of
 credit................................    1,106,000           --           --
Payments related to the line of
 credit................................     (637,000)          --     (100,000)
Common stock issuances/stock option
 exercises.............................    1,071,000    1,070,000        3,000
Preferred stock issuances..............    3,798,000           --           --
                                         -----------  -----------  -----------
                                           8,063,000    1,070,000      903,000
Net increase (decrease) in cash........    1,658,000      599,000   (1,055,000)
Cash at beginning of year..............       93,000       93,000    1,751,000
                                         -----------  -----------  -----------
Cash at end of year....................  $ 1,751,000  $   692,000  $   696,000
                                         ===========  ===========  ===========
Income tax paid........................  $        --  $        --  $     3,000
                                         ===========  ===========  ===========
Interest paid..........................  $    42,000  $     1,000  $    36,000
                                         ===========  ===========  ===========

                            See accompanying notes.

                              bCANDID CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)

1. Summary of Significant Accounting Policies

 Business and Organization

  ISPNews, Inc. (ISPNews), a privately held company, was incorporated in Michigan in March of 1997. ISPNews is a service provider of usenet technologies solutions.

  Highwind Software, Inc. (Highwind), a privately held company, was incorporated in Massachusetts in July of 1996. Highwind is a market leader in providing carrier-class discussion server infrastructure software to service providers worldwide.

  On January 8, 1999, ISPNews and Highwind entered into an Agreement of Reorganization ("the Agreement") by which a newly formed company was incorporated in the state of Delaware under the name ISPNews--Highwind Inc. Pursuant to the terms of the Agreement, each share of issued and outstanding ISPNews common stock (12,109shares) was exchanged for 247.8 shares of ISPNews--Highwind Inc. common stock (2,999,994 shares). Additionally, as a condition of closing the Agreement, ISPNews shareholders contributed $1,070,000 to ISPNews--Highwind Inc. in return for 1,070,000 shares of common stock. ISPNews--Highwind Inc. also issued 2,004,677 shares of common stock , paid $1,007,000 in cash and issued a promissory note for $353,000 all to the sole shareholder of Highwind in exchange for 100% of the common stock of Highwind. For financial reporting purposes, the formation of ISPNews--Highwind Inc. was accounted for as the purchase by ISPNews of Highwind and accordingly, the excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill (see Note 2). The results of operations from January 1, 1999 through January 8, 1999, were not significant.

  In April of 1999, ISPNews--Highwind Inc. changed its name to bCandid Corporation ("bCandid" or the "Company").

 Basis of Presentation

  The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated.

 Interim Financial Statements

  The accompanying consolidated balance sheet as of March 31, 2000 the consolidated statements of operations and consolidated statement of cash flows for the three months ended March 31, 1999 and 2000, and the statement of shareholders' equity for the three months ended March 31, 2000, are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for the three months ended March 31, 2000, are not necessarily indicative of operating results to be expected for the full fiscal year.

 Significant Customers and Concentration of Credit Risk

  The Company's customers are not concentrated in any geographic region. During the year ended December 31, 1999, the Company had no significant customers. At December 31, 1999, one customer accounted
                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)

for 13% of accounts receivable. The Company routinely assesses the financial strength of significant customers but generally does not require collateral. The Company establishes an allowance for potential credit losses based on the credit risk for specific customers, historical trends and other information; such losses have been within management's expectations.

 Revenue Recognition

  In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2 (SOP 97-2), which was amended by SOP 98-4 and SOP 98-9, "Software Revenue Recognition." These statements provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions. This guidance is effective for the Company's transactions entered into subsequent to January 1, 1998. The application of certain provisions was deferred until fiscal years beginning on or after March 15, 1999. Final adoption of these provisions is not expected to have a material impact on the Company's financial condition or results of operations.

  The Company recognizes revenue from sales of products and software licenses upon shipment of the product or issuance of a software access key to the customer, provided that persuasive evidence of an agreement exists, the license fee is fixed and determinable, and collection of the fee is considered probable. Revenue from maintenance contracts generally call for the Company to provide technical support and software updates and upgrades to customers and is recognized ratably over the maintenance period, principally one year. Training and other consulting services are recognized as the services are performed.

  In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 in the first quarter of fiscal 2001. Management does not expect the adoption of SAB 101 to have a material effect on the Company's operations or financial position.

 Research and Development

  Pursuant to Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

 Cash Equivalents

  Cash equivalents consist of investments with original maturities of three months or less from the date of purchase.

 Equipment and Improvements

  Equipment and improvements are stated at cost. Depreciation is provided for by the straight-line method over the estimated useful lives ranging from 2-5 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term.

                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)


 Advertising Costs

  Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 1999 amounted to $282,000.

 Accounting for Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), encourages but does not require that stock awards granted subsequent to December 31, 1994, be recognized as compensation expense based on their fair value at the date of grant. Pursuant to SFAS 123, a company may elect to continue to account for stock awards using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), but must disclose pro forma income amounts which would have resulted from recognizing such awards at their fair value. The Company continues to account for stock-based compensation under APB 25 and provides the pro forma footnote disclosures required under SFAS 123 (Note 8).

 Comprehensive Income

  Statement of Financial Accounting Standards No. 130, "Reporting
Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

 Fair Value of Financial Instruments

  The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable, and the line of credit approximate their fair values due to the short-term nature of these financial instruments.

 Impairment of Long-Lived Assets

  The Company assesses on an ongoing basis the recoverability of long-lived assets, based on estimates of future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimates were less than net book value, net book value would then be reduced to fair value based on an estimate of discounted cash flow. The Company also evaluates the amortization periods of assets, including goodwill and other intangible assets, to determine whether events or circumstances warrant revised estimates of useful lives.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

2. Goodwill

  In connection with the purchase of Highwind by ISPNews in January 1999 (See
Note 1), the majority of the purchase price was allocated to goodwill as the net assets of Highwind on the date of acquisition had a nominal fair value. The goodwill of $3,054,000 is being amortized on a straight-line basis over 2 years and is reported net of accumulated amortization of $1,527,000 at December 31, 1999 and $1,909,000 at March 31, 2000.

                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)


3. Equipment and Improvements, net

  Equipment and improvements at December 31 consist of the following:

                                                       December 31, March 31,
                                                           1999        2000
                                                       ------------ ----------
     Furniture and fixtures...........................  $  249,000  $  327,000
     Office computer equipment........................     507,000     669,000
     Network/computer equipment.......................   2,549,000   2,438,000
     Leasehold improvements...........................     298,000     241,000
     Software.........................................     519,000     451,000
                                                        ----------  ----------
                                                         4,122,000   4,126,000
     Less accumulated depreciation and amortization...    (689,000)   (716,000)
                                                        ----------  ----------
                                                        $3,433,000  $3,410,000
                                                        ==========  ==========

4. Debt Obligations

 Convertible Promissory Notes and Warrants

  In November and December of 1999, the Company issued convertible promissory notes (the "Notes") for total proceeds of $2,725,000. The Notes bore interest at 6% and were payable, including accrued interest, on April 25, 2000. Under the terms of the Note agreements, if the Company was able to close the sale and issuance of shares in a second round of preferred stock financing by April 25, 2000, the outstanding principal and unpaid accrued interest on the Notes would automatically convert into shares of the second round preferred financing. The conversion price would be equal to the price per share paid by the investors purchasing such shares.

  As part of the Note agreements, the Company was also required to issue warrants to purchase Series A preferred shares to the holders of the Notes on the earlier of April 25, 2000 or the closing of a second round of preferred financing.

  The Company was unable to close the second round of preferred financing and on May 12, 2000, the principal and unpaid accrued interest was converted into 704,000 shares of the Company's common stock and the warrants were exercised for 82,000 shares of Series A preferred stock.

 Line of Credit

  The Company has an equipment line of credit at December 31, 1999 for maximum borrowings of $1,700,000 that expires August 2002. As of December 31, 1999, there was $887,000 outstanding under the line of credit and is collateralized by all assets of the Company. The line of credit agreement provides for interest at 9%. Minimum future payments under the line of credit are $404,000, $404,000 and 185,000 for 2000, 2001 and 2002, respectively.

5. Income Taxes

  Prior to the formation of bCandid in January of 1999, ISPNews and Highwind both had S corporation tax status for federal and state income tax purposes. For the year ended December 31, 1999, the Company changed its tax status to a taxable C corporation. In accordance with Financial Accounting Standards No. 109, the effect of the change in tax status resulted in the recognition of deferred tax assets and liabilities primarily related to
                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)

the current year net operating loss carryforward. However, the Company has placed a valuation allowance against these otherwise recognizable deferred tax assets due to the uncertainty of realizing the benefit of these favorable tax attributes in the future.

  At December 31, 1999, the Company's net operating loss carryforward was approximately $5,399,000, expiring 2019.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                       1999
                                                                    -----------
     Deferred tax assets:
       Net operating loss carryforwards............................ $ 1,836,000
       Bad debt reserve............................................      10,000
                                                                    -----------
         Total deferred tax assets.................................   1,846,000
     Deferred tax liability:
       Depreciation and amortization...............................    (118,000)
     Less valuation reserve........................................  (1,728,000)
                                                                    -----------
         Net deferred taxes........................................ $        --
                                                                    ===========

6. Commitments

  The Company leases office space under an agreement expiring in 2001. The office lease requires payment of real estate taxes and maintenance in addition to the minimum rental payments.

  Minimum future rental payments under the noncancelable operating lease for the remaining lease term are as follows:

     2000.............................................................. $105,000
     2001..............................................................   44,000
                                                                        --------
                                                                        $149,000
                                                                        ========

  Total rent expense was $73,000 in 1999.

7. Shareholders' Equity

 Initial Issuance of Shares

  On January 8, 1999, the Company issued 2,999,994 shares for all of the issued and outstanding common stock of ISPNews. Additionally, the Company issued 1,070,000 shares for $1,070,000. In exchange for 100% of the common stock of Highwind common stock, the sole shareholder received 2,004,627 shares of the Company, $1,007,000, and Company's promissory note for $353,000. Approximately $61,000 was paid on the promissory note with the remaining $92,000 recorded as an adjustment to goodwill. The remaining $200,000 was converted into Series A convertible preferred stock.

                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)


 Series A Convertible Preferred Stock

   On April 8, 1999, the Company sold an aggregate of 1,900,000 shares of Series A convertible preferred stock ("Series A") at $2.00 per share, resulting in net proceeds of $3,798,000. Additionally, a note payable to shareholder in the amount of $200,000 was converted into 100,000 shares of Series A. The Series A may, at the option of the holder, be converted at any time into fully-paid and non-assessable shares of Common Stock. Each share of Series A is entitled to share equally with the holders of common shares as to dividends, if declared, and the preferred shareholders have the same voting rights (on an as-converted basis) as the common shareholders. In the event of liquidation, the preferred shareholders have preferential rights to liquidation payments.

 Warrants Issued

  In connection with entering into an equipment line of credit (see Note 4), the Company issued 25,500 and 12,750 warrants to purchase Series A convertible preferred stock at exercise prices of $2.00 and $1.00, respectively. The warrants are immediately exercisable and expire 10 years from the date of grant. The fair value of the warrants granted was determined to be approximately $20,000 using the minimum value option pricing model. In May 2000, the warrants were exercised.

 Common Stock Issued for Notes Receivable

  During December 1999, the Company issued 610,970 shares of common stock upon exercise of stock options in exchange for notes receivable of $1,038,000. The notes receivable are full recourse notes, bear interest at 6.02%, and are due on December 29, 2004, including accrued interest. The notes receivable were classified as a reduction of shareholders' equity.

8. Stock Options

  The 1999 Equity Incentive Plan provides for the granting of nonqualified and incentive stock options to directors, employees and consultants of the Company. The Board of Directors is authorized to administer the Plan and establish the stock option terms, including the grant price and vesting period. The plan allows for the grant of options for 1,500,000 shares of common stock. As of December 31, 1999, the Company had 123,000 shares of common stock available for future grant under its stock option plan

  Stock options typically vest over a four-year period and expire ten years from the date of grant. Vested incentive stock options are exercisable during continued employment or generally within 90 days of terminating employment. Vested nonqualified stock options are exercisable until expiration.

  The following table summarizes the Company's stock option activity:

                                                                      Weighted-
                                                                       Average
                                                Shares     Low  High    Price
                                               ---------  ----- ----- ---------
Options granted............................... 2,708,000  $1.00 $5.00   $2.17
Options forfeited.............................  (720,000)  1.00  5.00   $3.45
Options exercised.............................  (611,000)  1.70  1.70   $1.70
                                               ---------  ----- -----   -----
Outstanding at December 31, 1999.............. 1,377,000  $1.00 $5.00   $2.69
Options granted (unaudited)...................   674,000   1.70  4.00   $3.11
Options forfeited (unaudited).................  (724,000)  1.00  4.00   $1.66
Options exercised (unaudited).................    (2,000)  1.70  1.70   $1.70
                                               ---------  ----- -----   -----
Outstanding at March 31, 2000 (unaudited)..... 1,325,000  $1.00 $5.00   $2.99
                                               =========  ===== =====   =====

                              bCANDID CORPORATION

 (Information at March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999 is unaudited)


  As of December 31, 1999 and March 31, 2000, stock options to purchase common stock of 50,000 and 158,866, respectively, were exercisable. The weighted-average remaining contractual life of options outstanding was 9.08 years at December 31, 1999.

  In computing the impact of SFAS 123, a weighted average fair value of $.38 for 1999 stock option grants was estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rate of 5.88%, a weighted-average expected life of the options of 3 years and no assumed dividend yield.

  For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the vesting period. If the Company elected to recognize compensation cost based on the fair value at the date of grant for options awarded under the Plan as prescribed by SFAS No. 123, the pro forma amounts of the Company's net loss for the years ended 1999 and 1998 would have been as follows:

                                                                    December 31
                                                                       1999
                                                                    -----------
     Net loss--as reported......................................... $6,682,000
     Net loss--pro forma........................................... $6,873,000

  The pro forma effect on net loss for 1999 is not representative of the pro forma effect on net income in future years because compensation expense in future years will reflect the amortization of a larger number of stock options granted in several succeeding years.

9. Subsequent Events

  In March 2000, the Company sold one of its product lines to an outside party for $1,000,000 proceeds which resulted in a gain of $848,000.

  In connection with the grant of certain stock options to purchase common stock to employees during March 2000, the Company recorded deferred compensation of $745,000 for the aggregate difference between the exercise prices of the options at their dates of grant and the fair value of the common stock. Such amount is being amortized over the vesting period of the related stock options. Amortization expense recognized for the three months ended March 31, 2000 was $3,000.

  On June 14, 2000, Software.com acquired all of the issued and outstanding capital stock of the Company and assumed all of the outstanding warrants and stock options in exchange for Software.com common stock valued at $65,400,000.

  Immediately prior to the acquisition of the Company by Software.com on June 14, 2000, bCandid spun-off its service portion of the business. As a result, Software.com acquired the remaining business of bCandid representing its core software development operations.

  The following unaudited pro forma information is presented as if the spin-off had occurred on January 1, 1999.

                                                                     Pro Forma
                                            bCandid                   BCandid
                                           December      ISPNews    December 31,
                                           31, 1999     Spin-off        1999
                                          -----------  -----------  ------------
     Revenues............................ $ 3,802,000  $   361,000   $3,441,000
     Net loss............................ $(6,682,000) $(6,243,000)  $ (439,000)

                         Independent Auditors' Report

The Board of Directors
bCandid Corporation:

  We have audited the accompanying balance sheet of HighWind Software, Inc. as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HighWind Software, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                             KPMG LLP

Boulder, Colorado
March 31, 2000

                            HIGHWIND SOFTWARE, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1998

                              Assets
Current assets:
  Cash and cash equivalents....................................... $    69,601
  Trade accounts receivable, net of allowance for doubtful
   accounts of $2,000.............................................     101,980
  Prepaid expenses and other......................................         362
                                                                   -----------
    Total current assets..........................................     171,943
Furniture, fixtures and equipment, net............................       4,640
Other assets......................................................       1,819
                                                                   -----------
    Total assets.................................................. $   178,402
                                                                   ===========
              Liabilities and Stockholders' Deficit
Current liabilities:
  Accounts payable and accrued liabilities........................ $    48,556
  Deferred revenue................................................   1,216,172
                                                                   -----------
    Total liabilities.............................................   1,264,728
                                                                   -----------
Stockholders' deficit:
  Common stock, no par value, 1,000 shares authorized, issued and
   outstanding....................................................      11,000
  Accumulated deficit.............................................  (1,097,326)
                                                                   -----------
    Total stockholders' deficit...................................  (1,086,326)
                                                                   -----------
Commitment (note 3)

    Total liabilities and stockholders' deficit................... $   178,402
                                                                   ===========


                See accompanying notes to financial statements.

                            HIGHWIND SOFTWARE, INC.

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

Revenue............................................................. $1,028,665
Expenses:
  Salaries and benefits.............................................    549,922
  General and administrative........................................    166,484
  Sales and marketing...............................................     14,145
                                                                     ----------
    Earnings from operations........................................    298,114
Interest income, net................................................     12,989
                                                                     ----------
    Net earnings.................................................... $  311,103
                                                                     ==========
Pro forma information (unaudited):
  Historical net earnings........................................... $  311,103
  Pro forma adjustment for income tax expense.......................   (124,000)
                                                                     ----------
    Pro forma net earnings.......................................... $  187,103
                                                                     ==========


                See accompanying notes to financial statements.

                            HIGHWIND SOFTWARE, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                          YEAR ENDED DECEMBER 31, 1998

                                       Common stock                   Total
                                      -------------- Accumulated  stockholders'
                                      Shares Amount    deficit       deficit
                                      ------ ------- -----------  -------------
Balances at January 1, 1998.......... 1,000  $11,000 $  (212,765)  $  (201,765)
Distributions to stockholders........    --       --  (1,195,664)   (1,195,664)
Net earnings.........................    --       --     311,103       311,103
                                      -----  ------- -----------   -----------
Balances at December 31, 1998........ 1,000  $11,000 $(1,097,326)  $(1,086,326)
                                      =====  ======= ===========   ===========



                See accompanying notes to financial statements.

                            HIGHWIND SOFTWARE, INC.

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998

Cash flows from operating activities:
  Net earnings................................................... $   311,103
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization................................      20,325
    Changes in operating assets and liabilities:
      Accounts receivable........................................     (83,270)
      Prepaid expenses and other assets..........................        (190)
      Accounts payable and accrued liabilities...................      18,981
      Deferred revenue...........................................     852,883
                                                                  -----------
        Net cash provided by operating activities................   1,119,832
                                                                  -----------
Cash flows from investing activities--purchase of furniture,
 fixtures and equipment..........................................     (19,050)
                                                                  -----------
Cash flows from financing activities--distributions to
 stockholders....................................................  (1,195,664)
                                                                  -----------
        Net decrease in cash and cash equivalents................     (94,882)
Cash and cash equivalents at beginning of year...................     164,483
                                                                  -----------
Cash and cash equivalents at end of year......................... $    69,601
                                                                  ===========



                See accompanying notes to financial statements.

                            HIGHWIND SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

(1) Business and Summary of Significant Accounting Policies

  (a) Business and Basis of Financial Statement Presentation

    Highwind Software, Inc., a Massachusetts corporation, (the Company) develops and markets software for enterprise-based internet discussions.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  (b) Cash and Cash Equivalents

    For purposes of the statement of cash flows, the Company considers all cash and investments with maturities of three months or less at the date of purchase to be cash equivalents.

  (c) Furniture, Fixtures and Equipment

    Furniture, fixtures and equipment are recorded at cost. Costs of maintenance and repairs are charged to operations as incurred. Depreciation is calculated using an accelerated method over the estimated useful lives of the assets, which range from 3 to 5 years.

  (d) Fair Value of Financial Instruments

    The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, accounts payable, and accrued liabilities, which carrying values approximate fair values based on their short-term nature.

  (e) Impairment of Long-Lived Assets and Assets to be Disposed Of

    In accordance with Statement on Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used in operations is generally measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is equal to the amount by which the carrying amounts of the assets exceed their fair values. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No asset impairment was recognized in 1998.

  (f) Revenue Recognition

    In accordance with the provisions of Statement of Position 97-2, Software Revenue Recognition (SOP 97-2), the Company recognizes software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable, based on the terms of the license agreement. In addition, SOP 97-2 requires that revenue recognized from software arrangements be allocated to each multiple element of the arrangement based on the relative fair values of

                            HIGHWIND SOFTWARE, INC.

                               DECEMBER 31, 1998

  each element. The Company generally sells software licenses with one year maintenance agreements. As the Company does not have objective evidence of the relative fair values of the software and maintenance, revenue for software sales is recognized over the one year maintenance period.

  (g) Income Taxes

    The Company has elected S Corporation status for income tax purposes and the results of operations of the Company are included in the individual income tax returns of the stockholders. Accordingly, no provision for income taxes has been included in the accompanying financial statements. However, pro forma information has been included in the accompanying statement of operations to reflect a pro forma adjustment for income tax expense as if the Company had been a separate taxable entity subject to federal and state income taxes for 1998.

(2) Furniture, Fixtures and Equipment

  Furniture, fixtures and equipment consist of the following at December 31, 1998:

     Office and computer equipment and purchased software............. $    147
     Furniture and fixtures...........................................   42,480
                                                                       --------
                                                                         42,627
     Less accumulated depreciation and amortization...................  (37,987)
                                                                       --------
                                                                       $  4,640
                                                                       ========

(3) Sale of Company

  On January 8, 1999, all of the outstanding common stock of the Company was acquired by bCandid Corporation.

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                PHONE.COM, INC.,

                             SILVER MERGER SUB INC.

                                      AND

                               SOFTWARE.COM, INC.

                           DATED AS OF AUGUST 8, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
AGREEMENT AND PLAN OF MERGER.............................................  A-1


ARTICLE 1. THE MERGER....................................................  A-2


  Section 1.1 The Merger.................................................  A-2

  Section 1.2 Closing....................................................  A-2

  Section 1.3 Effective Time.............................................  A-2

  Section 1.4 Effects of the Merger......................................  A-2

  Section 1.5 Certificates of Incorporation and By-laws of the Surviving
   Corporation...........................................................  A-2

  Section 1.6 Directors and Officers.....................................  A-2

ARTICLE 2. EFFECTS OF THE MERGER ON THE CAPITAL STOCK OF SOFTWARE.COM;
         EXCHANGE OF CERTIFICATES........................................  A-3


  Section 2.1 Effect on Software.com Capital Stock.......................  A-3

  Section 2.2 Exchange of Shares and Certificates........................  A-5

  Section 2.3 Certain Adjustments........................................  A-6

ARTICLE 3. REPRESENTATIONS AND WARRANTIES................................  A-7


  Section 3.1 Representations and Warranties of Phone and Merger Sub.....  A-7

  Section 3.2 Representations and Warranties of Software.com............. A-17

ARTICLE 4. COVENANTS RELATING TO CONDUCT OF BUSINESS SECTION............. A-27


  Section 4.1 Conduct of Business........................................ A-27

  Section 4.2 No Solicitation by Phone................................... A-30

  Section 4.3 No Solicitation by Software.com............................ A-32

ARTICLE 5. ADDITIONAL AGREEMENTS......................................... A-33


  Section 5.1 Preparation of the Form S-4 and the Joint Proxy Statement;
            Stockholders' Meetings....................................... A-33

  Section 5.2 Pooling Letters............................................ A-34

  Section 5.3 Access to Information; Confidentiality..................... A-34

  Section 5.4 Commercially Reasonable Efforts............................ A-34

  Section 5.5 Indemnification, Exculpation and Insurance................. A-35

  Section 5.6 Fees and Expenses.......................................... A-36

  Section 5.7 Public Announcements....................................... A-36

  Section 5.8 Affiliates................................................. A-36

  Section 5.9 Nasdaq Listing............................................. A-37

  Section 5.10 Tax and Accounting Treatment.............................. A-37

  Section 5.11 Post-Merger Operations.................................... A-37

  Section 5.12 Conveyance Taxes.......................................... A-37

  Section 5.13 Employee Benefits......................................... A-37


  Section 5.14 Consents of Accountants................................... A-37

                                                                            Page
                                                                            ----


  Section 5.15 Phone Board and Officers.................................... A-38


  Section 5.16 Rights Plans................................................ A-38

  Section 5.17 Action by Board of Directors................................ A-38

ARTICLE 6. CONDITIONS PRECEDENT............................................ A-38


  Section 6.1 Conditions to Each Party's Obligation to Effect The Merger... A-38

  Section 6.2 Conditions to Obligations of Software.com.................... A-39

  Section 6.3 Conditions to Obligations of Phone and Merger Sub............ A-40

ARTICLE 7. TERMINATION, AMENDMENT AND WAIVER............................... A-40


  Section 7.1 Termination.................................................. A-40

  Section 7.2 Effect of Termination........................................ A-41

  Section 7.3 Amendment.................................................... A-43

  Section 7.4 Extension; Waiver............................................ A-43

ARTICLE 8. GENERAL PROVISIONS.............................................. A-44


  Section 8.1 Nonsurvival of Representations and Warranties................ A-44

  Section 8.2 Notices...................................................... A-44

  Section 8.3 Definitions.................................................. A-45

  Section 8.4 Interpretation............................................... A-45

  Section 8.5 Counterparts................................................. A-45

  Section 8.6 Entire Agreement; No Third-Party Beneficiaries............... A-45

  Section 8.7 Governing Law................................................ A-46

  Section 8.8 Assignment................................................... A-46

  Section 8.9 Consent to Jurisdiction...................................... A-46

  Section 8.10 Headings, etc............................................... A-46

  Section 8.11 Severability................................................ A-46

EXHIBITS


EXHIBIT A--Form of Phone Stock Option Agreement

EXHIBIT B--Form of Software.com Stock Option Agreement

EXHIBIT C--Form of Software.com Voting Agreement

EXHIBIT D--Form of Phone Voting Agreement

EXHIBIT E--Form of Software.com Affiliate Letter

EXHIBIT F--Form of Phone Affiliate Letter

EXHIBIT G--Form of Strategic Alliance MOU

EXHIBIT H--Form of Software.com Special Affiliate Letter

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER dated as of August 8, 2000, by and among PHONE.COM, INC., a Delaware corporation ("Phone"), SILVER MERGER SUB INC., a Delaware corporation and a wholly owned subsidiary of Phone ("Merger Sub") and SOFTWARE.COM, INC., a Delaware corporation ("Software.com").

                                  WITNESSETH:

  WHEREAS, the Boards of Directors of Phone and Software.com deem it advisable and in the best interests of each corporation and its respective stockholders that Phone and Software.com engage in a business combination in a merger of equals in order to advance the long-term strategic business interests of Phone and Software.com; and

  WHEREAS, in furtherance thereof, the Boards of Directors of each of Phone, Merger Sub and Software.com have approved this Agreement and the merger of Merger Sub with and into Software.com with Software.com continuing as the surviving corporation (the "Merger") and have deemed the Merger advisable, upon the terms and subject to the conditions set forth in this Agreement; and

  WHEREAS, the Boards of Directors of each of Phone, Merger Sub and Software.com, having determined that the Merger and the other transactions contemplated hereby are advisable and in the best interests of its stockholders, have approved the transactions contemplated by this Agreement, the Option Agreements, the Voting Agreements and the Strategic Alliance MOU (as such terms are hereinafter defined) in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"); and

  WHEREAS, the Board of Directors of Software.com has resolved to recommend to Software.com's stockholders the approval and adoption of this Agreement, and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein; and

  WHEREAS, the Board of Directors of Phone has resolved to recommend to Phone's stockholders the approval of the issuance of shares of Phone Common Stock (as hereinafter defined) pursuant to the Merger and the amendment to Phone's Certificate of Incorporation to change the name of Phone as of the Effective Time to a name to be mutually agreed upon in good faith by Phone and Software.com following the date hereof (the "Phone Charter Amendment"); and

  WHEREAS, as a condition and inducement to the execution of this Agreement, contemporaneously herewith Software.com and Phone will enter into a stock option agreement (the "Phone Option Agreement") attached hereto as Exhibit A and a stock option agreement (the "Software.com Option Agreement" and, together with the Phone Option Agreement, the "Option Agreements") attached hereto as Exhibit B; and

  WHEREAS, as a condition and inducement to the execution of this Agreement, contemporaneously herewith certain stockholders of Phone will enter into a voting agreement (the "Phone Voting Agreement") attached hereto as Exhibit C and certain stockholders of Software.com will enter into a voting agreement (the "Software.com Voting Agreement" and together with the Phone Voting Agreement, the "Voting Agreements") attached hereto as Exhibit D; and

  WHEREAS, as a condition and inducement to the execution of this Agreement, contemporaneously herewith Software.com and Phone will enter into the Reciprocal Reseller License and Services Memorandum of Understanding (the "Strategic Alliance MOU") attached hereto as Exhibit G; and

  WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, (the "Code"), and the rules and regulations promulgated thereunder and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of section 368(a) of the Code.

  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, in the Option Agreements, the Voting Agreements and the Strategic Alliance MOU the parties agree as follows:

                                  ARTICLE 1.

                                  The Merger

Section 1.1 The Merger.

  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into Software.com at the Effective Time (as defined in Section 1.3 hereof). Following the Effective Time, the separate corporate existence of Merger Sub shall cease and Software.com shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers, and franchises of Merger Sub in accordance with the DGCL.

Section 1.2 Closing.

  The closing of the Merger (the "Closing") shall take place at 10:00 a.m., California time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article 6 (the "Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 220, Palo Alto, California 94301, unless another time, date or place is agreed to in writing by the parties hereto.

Section 1.3 Effective Time.

  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware (the "Secretary of State") a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State, or at such subsequent date or time as Phone and Software.com shall agree and specify in the Certificate of Merger (the time Merger becomes effective being hereinafter referred to as the "Effective Time").

Section 1.4 Effects of the Merger.

  The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5 Certificates of Incorporation and By-laws of the Surviving Corporation.

  At the Effective Time, subject to the requirements of Section 5.5, the Certificate of Incorporation and the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and by-laws of the Surviving Corporation, in each case until thereafter amended in accordance with applicable law.

Section 1.6 Directors and Officers.

  The directors and officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and by-laws.

                                  ARTICLE 2.

                 Effects of the Merger on the Capital Stock of
                    Software.com; Exchange of Certificates

Section 2.1 Effect on Software.com Capital Stock.

  As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holders of any shares of common stock, par value $0.001 per share, of Software.com ("Software.com Common Stock") or any shares of common stock of Merger Sub:

  (a) Conversion of Software.com Common Stock.

  Each issued and outstanding share of Software.com Common Stock (other than any shares of Software.com Common Stock to be canceled pursuant to Section 2.1(c) hereof) shall be converted into the right to receive 1.6105 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $0.001 per share, of Phone ("Phone Common Stock"). As of the Effective Time, all such shares of Software.com Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Effective Time, each certificate theretofore representing shares of Software.com Common Stock, without any action on the part of Phone, Software.com or the holder thereof, shall be deemed to represent that number of shares of Phone Common Stock determined by multiplying the shares of Software.com Common Stock represented thereby by the Exchange Ratio. Each holder of a certificate representing any shares of Software.com Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such certificates, certificates representing the shares of Phone Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with
Section 2.2 hereof without interest.

  (b) Capital Stock of Merger Sub.

  Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

  (c) Cancellation of Treasury Shares. Each share of Software.com Common Stock held in the treasury of Software.com, or owned by Phone or any direct or indirect subsidiary of Software.com or Phone immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange thereof.

  (d) Assumption and Conversion of Software.com Options.

    (i) As of the Effective Time, each outstanding option or warrant to purchase Software.com Common Stock (a "Software.com Option") issued under each Software.com Stock Plan (as defined in Section 3.2(c)) shall thereafter entitle the holder thereof to receive, upon the exercise thereof, that number of shares of Phone Common Stock equal to the product of (w) the number of shares of Software.com Common Stock subject to such Software.com Option immediately prior to the Effective Time and (x) the Exchange Ratio, at an exercise price for each full share of Phone Common Stock subject to such Software.com Option equal to (y) the exercise price per share of Software.com Common Stock subject to such Software.com Option divided by (z) the Exchange Ratio, which exercise price per share shall be rounded up to the nearest two-place decimal. The number of shares of Phone Common Stock that may be purchased by a holder upon the exercise of any Software.com Option shall not include any fractional share of Phone Common Stock but shall be rounded, in the case of any Software.com Option other than an "incentive stock option" (within the meaning of section 422 of the Code), up and, in the case of any incentive stock option, down to the nearest whole share, if necessary.

    (ii) As of the Effective Time, Phone shall assume in full each Software.com Option and all of the other rights and obligations of Software.com under the Software.com Stock Plans (as defined in Section 3.2(c)) as provided herein. Section 2.1(d)(ii) of the Software.com Disclosure Schedule sets forth a list summarizing all Software.com Options under all of the Software.com Stock Plans, including the term and the exercise price of each Software.com Option. The assumption of a Software.com Option by Phone shall not terminate or modify (except as required hereunder) any right of first refusal, right of repurchase, vesting schedule or other restriction on transferability relating to a Software.com Option or the stock issuable upon the exercise thereof. Continuous employment with Software.com shall be credited to an optionee for purposes of determining the number of shares subject to exercise, vesting or repurchase after the Effective Time, and the provisions in the Software.com Stock Plans and/or in any stock option agreement evidencing the terms and conditions of any Software.com Option relating to the exercisability of any Software.com Option upon termination of an optionee's employment or service as a director shall not be deemed triggered until such time as such optionee shall be neither an employee or officer nor serving as a director of Phone or any subsidiary. After such assumption, Phone shall issue, upon any partial or total exercise of any Software.com Option, in lieu of shares of Software.com Common Stock, the number of shares of Phone Common Stock to which the holder of the Software.com Option is entitled pursuant to this Agreement. The assumption by Phone of Software.com Options shall not give holders of such Software.com Options any additional benefits which they did not have immediately prior to the Effective Time. Phone shall file with the Securities and Exchange Commission (the "SEC") as soon as practicable, and in any event within two (2) business days, following the Effective Time a registration statement on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), covering, to the extent applicable, the shares of Phone Common Stock to be issued upon the exercise of Software.com Options assumed by Phone. Phone shall use commercially reasonable efforts to qualify as soon as practicable, and in any event within two (2) business days, after the Effective Time under the applicable state securities laws the issuance of the shares of Phone Common Stock to be issued upon exercise of such Software.com Options. Prior to the Effective Time, Software.com shall make such amendments, if any, to the Software.com Stock Plans as shall be necessary to permit such assumption in accordance with this
  Section 2.1(d).

    (iii) It is the intention of the parties that, to the extent that any Software.com Option constitutes an incentive stock option immediately prior to the Effective Time of the Merger, such Software.com Option shall continue to qualify as an incentive stock option to the maximum extent permitted by section 422 of the Code, and that the assumption of Software.com Options provided by this Section 2.1(d) shall satisfy the conditions of section 424(a) of the Code.

  (e) At the Effective Time, Phone shall assume the outstanding offering periods under the Software.com Employee Stock Purchase Plan (the "Software.com ESPP"), and all outstanding rights to purchase shares of Software.com Common Stock under the Software.com ESPP ("Purchase Rights") shall be converted (in accordance with the Exchange Ratio) into rights to purchase shares of Phone Common Stock (with the number of shares rounded down to the nearest whole share and the purchase price as of the offering date for each offering period in effect as of the Effective Time rounded up to the nearest whole cent). All such converted Purchase Rights shall be assumed by Phone, and each offering period in effect under the Software.com ESPP immediately prior to the Effective Time shall be continued in accordance with the terms of the Software.com ESPP until the end of such offering period. The Software.com ESPP shall terminate or be merged into the stock purchase plan sponsored by Phone (the "Phone ESPP") immediately following the exercise of the last assumed Purchase Right, and no additional Purchase Rights shall be granted under the Software.com ESPP following the Effective Time, provided that references to Software.com in the Software.com ESPP and related documents shall mean Phone (except that the purchase price as of the offering date for a relevant period shall be determined with respect to the fair market value of Software.com Common Stock on such date, as adjusted hereby). Phone shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Phone Common Stock for issuance upon exercise of Purchase Rights under the Software.com ESPP assumed in accordance with this Section 2.1(e). Phone agrees that, from and after the Effective Time, Software.com employees may participate in the Phone ESPP, subject to the terms and conditions of the Phone ESPP; provided, however, that Phone shall amend the Phone ESPP to provide for a special offering period that permits Software.com employees the ability to immediately participate in the Phone ESPP after the Effective Time, and that service with Software.com shall be treated as service with Phone for determining eligibility of Software.com's employees under the Phone ESPP.

Section 2.2 Exchange of Shares and Certificates.

  (a) Exchange Agent. As of the Effective Time of the Merger, Phone shall deposit with U.S. Stock Transfer Corporation or such other bank, trust company or nationally recognized shareholder services provider as may be designated by Phone (the "Exchange Agent"), for the benefit of the holders of shares of Software.com Common Stock, for exchange in accordance with this Article 2, through the Exchange Agent, certificates representing the shares of Phone Common Stock (such shares of Phone Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, and any cash payable in lieu of any fractional shares of Phone Common Stock, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 hereof in exchange for outstanding shares of Software.com Common Stock.

  (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Software.com Common Stock (the "Certificates") whose shares were converted into shares of Phone Common Stock pursuant to Section 2.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Phone may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Phone Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Phone, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Phone Common Stock which such holder has the right to receive pursuant to the provisions of this
Article 2, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Software.com Common Stock which is not registered in the transfer records of Software.com, a certificate representing the proper number of shares of Phone Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Phone Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Phone that such tax has been paid or is not applicable. No interest shall be paid or shall accrue on any cash payable in lieu of any fractional shares of Phone Common Stock.

  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Phone Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Phone Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) hereof, until the surrender of such Certificate in accordance with this Article 2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Phone Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Phone Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Phone Common Stock, and
(ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Phone Common Stock.

  (d) No Further Ownership Rights in Software.com Common Stock. All shares of Phone Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article 2 (including any cash paid pursuant to Section 2.2(c) or 2.2(e) hereof) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Software.com Common Stock theretofore represented by such Certificates, subject, however, to the obligation of the Surviving Corporation, as applicable, to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by Software.com on such shares of Software.com Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Software.com Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2, except as otherwise provided by law.

  (e) Fractional Shares.

    (i) No certificates representing fractional shares of Phone Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Phone.

    (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Software.com Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Phone Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to (i) such fraction multiplied by (ii) the average of the closing price of a share of Software.com Common Stock for the ten (10) most recent trading days that Software.com Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

  (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six (6) months after the Effective Time shall be delivered to Phone, upon demand, and any holders of the Certificates who have not theretofore complied with this
Article 2 shall thereafter look only to Phone for payment of their claim for Phone Common Stock, any cash in lieu of fractional shares of Phone Common Stock and any dividends or distributions with respect to Phone Common Stock.

  (g) No Liability. None of Phone, Merger Sub, Software.com or the Exchange Agent shall be liable to any person in respect of any shares of Phone Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any shares of Phone Common Stock, any cash in lieu of fractional shares of Phone Common Stock or any dividends or distributions with respect to Phone Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Phone, on a daily basis. Any interest and other income resulting from such investments shall be paid to Phone.

Section 2.3 Certain Adjustments.

  If between the date hereof and the Effective Time, the outstanding shares of Software.com Common Stock or Phone Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide to the holders of Software.com Common Stock the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, or dividend.

                                  ARTICLE 3.

                        Representations and Warranties

Section 3.1 Representations and Warranties of Phone and Merger Sub.

  Phone and Merger Sub represent and warrant to Software.com, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Phone to Software.com dated as of the date hereof (the "Phone Disclosure Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations, warranties or covenants of Phone and Merger Sub contained in the section of this Agreement corresponding by number to such disclosure or covenant and the other representations, warranties, and covenants herein to the extent such disclosure shall reasonably appear to be applicable to such other representations, warranties, or covenants as follows:

  (a) Organization, Standing, and Corporate Power.

    (i) Each of Phone and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3) on Phone. Each of Phone and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Phone.

    (ii) Phone and Merger Sub have delivered to or made available to Software.com prior to the execution of this Agreement complete and correct copies of any amendments to the certificate of incorporation of Phone (the "Phone Certificate"), the certificate of incorporation of Merger Sub and the by-laws of Phone and Merger Sub not filed as of the date hereof with the Phone Filed SEC Documents (as defined in Section 3.1(g)).

  (b) Subsidiaries. Exhibit 21 to Phone's Annual Report on Form 10-K for the fiscal year ended June 30, 1999, includes all the subsidiaries of Phone which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Phone, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

  (c) Capital Structure.

  The authorized capital stock of Phone consists of 250,000,000 shares of Phone Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share ("Phone Preferred Stock"). At the close of business on July 31, 2000, (i) 82,997,462 shares of Phone Common Stock were issued and outstanding;
(ii) 908,334 shares were issued and held by Phone in its treasury; (iii) no shares of Phone Preferred Stock were issued and outstanding; (iv) 27,700,417 shares of Phone Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of Phone or its subsidiaries participate as of the date hereof, complete and correct copies of which, in each case as amended as of the date hereof, have been filed as exhibits to the Phone Filed SEC Documents (as defined below) or delivered to Software.com (such plans, collectively, the "Phone Stock Plans"); (v) 18,105 shares of Phone Common Stock were reserved for issuance upon the exercise of outstanding warrants; and (vi) 250,000 shares of Phone Preferred Stock will be designated as Series A Junior Participating Preferred Stock, all of which will be reserved for issuance upon exercise of preferred stock purchase rights (the "Phone Rights") issuable pursuant to the Rights Agreement approved by the board of directors of Phone in connection with its approval of this Agreement and to be entered into no later than ten (10) days following the date hereof substantially in the form previously provided to Software.com (the "Phone Rights Agreement"). The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share of which 100 shares are issued and outstanding. Phone is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 100 issued and outstanding shares. Merger Sub was formed by Phone on July 31, 2000, solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement. Except as contemplated by this Agreement, Merger Sub does not hold nor has it held any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement. All outstanding shares of capital stock of Phone and Merger Sub are, and all shares of capital stock of Phone which may be issued pursuant to the Phone Stock Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.1(c) and except for changes since June 30, 2000, resulting from the issuance of shares of Phone Common Stock pursuant to the Phone Options or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Phone, (B) any securities of Phone or any Phone subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Phone, (C) any warrants, calls, options or other rights to acquire from Phone or any Phone subsidiary (including any subsidiary trust), or obligations of Phone or any Phone subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Phone, and (y) there are no outstanding obligations of Phone or any Phone subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver, or sell, or cause to be issued, delivered, or sold, any such securities. Neither Phone nor any Phone subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the Phone Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the Phone subsidiaries, Phone does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities that are not individually or in the aggregate material to Phone and its subsidiaries as a whole.

  (d) Authority; Non-contravention.

  Each of Phone and Merger Sub has all requisite corporate power and authority to enter into this Agreement, and Phone has all requisite corporate power and authority to enter into the Option Agreements and, subject to the Phone Stockholder Approval (as defined in Section 3.1(l)), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Phone and Merger Sub, the execution and delivery of the Option Agreements by Phone and the consummation by Phone and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Phone and Merger Sub, subject, in the case of the Merger to the Phone Stockholder Approval. This Agreement and the Option Agreements have been duly executed and delivered by Phone and Merger Sub and, assuming the due authorization, execution and delivery of each agreement to which they are parties by Software.com constitutes (or will constitute, as the case may be) the legal, valid and binding obligation of Phone and Merger Sub, enforceable against Phone and Merger Sub in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Phone or any of its subsidiaries or in any restriction on the conduct of Phone's business or operations under, (i) the Phone Certificate or the by-laws of Phone or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease, or other agreement, instrument, permit, concession, franchise, license, or similar authorization applicable to Phone or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Phone or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, defaults, rights, losses, restrictions, or Liens that individually or in the aggregate would not
(x) have a material adverse effect on Phone or Software.com or (y) reasonably be expected to impair the ability of each of Phone and Merger Sub to perform its obligations under this Agreement or the Option Agreements. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a "Governmental Entity") is required by or with respect to Phone or any of its subsidiaries in connection with the execution and delivery of this Agreement by Phone and Merger Sub, or the execution and delivery by Phone of the Option Agreements or the consummation by Phone and Merger Sub of the transactions contemplated hereby and thereby, except for (1) the filing of a pre-merger notification and report form by Phone and Merger Sub under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction; (2) the filing with the SEC of (A) a proxy statement relating to the Phone Stockholders' Meeting (as defined in Section 5.1(b)) (such proxy statement, together with the proxy statement relating to the Software.com Stockholders' Meeting (as defined in Section 5.1(c)), in each case as amended or supplemented from time to time, the "Joint Proxy Statement"), (B) the registration statement on Form S-4 to be filed with the SEC by Phone in connection with the issuance of Phone Common Stock in the Merger (the "Form S-4"), and (C) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement, the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Phone and Merger Sub are qualified to do business and such filings with Governmental Entities to satisfy the applicable requirements of state securities or "blue sky" laws; and, (4) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on Phone and Merger Sub or (y) reasonably be expected to impair the ability of each of Phone and Merger Sub to perform its obligations under this Agreement.

  (e) SEC Documents; Undisclosed Liabilities.

  Phone has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since June 11, 1999 (the "Phone SEC Documents"). As of their respective dates, the Phone SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Phone SEC Documents, and none of the Phone SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Phone included in the Phone SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Phone and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement, the Option Agreements, or the transactions contemplated hereby or thereby, or (iii) for liabilities incurred in the ordinary course of business consistent with past practices, and which would not reasonably be expected to have a material adverse effect, neither Phone nor any of its subsidiaries has any liabilities or obligations of any nature that, individually or in the aggregate, would have a material adverse effect on Phone.

  (f) Information Supplied.

  None of the information supplied or to be supplied by Phone and Merger Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Phone's stockholders or at the time of the Phone Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Phone with respect to statements made or incorporated by reference therein based on information supplied by Software.com specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

  (g) Absence of Certain Changes or Events.

  Except for liabilities incurred in connection with this Agreement, the Option Agreements or the transactions contemplated hereby and thereby, and except as permitted by Section 4.1(a), since March 31, 2000, Phone and its subsidiaries have conducted their business only in the ordinary course consistent with past practice or as disclosed in any Phone SEC Document filed since such date and prior to the date hereof, and there has not been (i) any material adverse change in Phone, (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Phone's capital stock, (iii) any split, combination or reclassification of any of Phone's capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of Phone's capital stock, except for issuances of Phone Common Stock upon exercise or conversion of Phone Options, in each case awarded prior to the date hereof in accordance with their present terms or issued pursuant to Section 4.1(a), (iv) (A) any granting by Phone or any of its subsidiaries to any current or former director, officer or other key employee of Phone or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases as a result of promotions, normal increases of base pay or target bonuses in the ordinary course of business or as was required under any employment agreements in effect as of March 31, 2000, (B) any granting by Phone or any of its subsidiaries to any such current or former director, officer or key employee of any increase in severance or termination pay, or (C) any entry by Phone or any of its subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director or officer, or any material amendment of any of the foregoing with any key employee, (v) except insofar as may have been disclosed in Phone SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date hereof, the "Phone Filed SEC Documents") or required by a change in GAAP, any change in accounting methods, principles or practices by Phone materially affecting its assets, liabilities or business, (vi) except insofar as may have been disclosed in the Phone Filed SEC Documents, any tax election that individually or in the aggregate would have a material adverse effect on Phone or any of its tax attributes or any settlement or compromise of any material income tax liability, or (vii) any action taken by Phone or any of the Phone subsidiaries during the period from April 1, 2000, through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(a).

  (h) Compliance with Applicable Laws; Litigation.

    (i) Phone, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Phone and its subsidiaries (the "Phone Permits"), except where the failure to have any such Phone Permits individually or in the aggregate would not have a material adverse effect on Phone. Except as specifically disclosed in the Phone SEC Documents filed with the SEC prior to the date hereof, Phone and its subsidiaries are in compliance with the terms of the Phone Permits and all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Entity (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, "Applicable Laws"), relating to Phone or its business or properties, except where the failure to be in compliance with such Applicable Laws individually or in the aggregate would not have a material adverse effect on Phone. As of the date of this Agreement, except as disclosed in the Phone Filed SEC Documents, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to Phone or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge (as defined in Section 8.3(e)) of Phone, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not (A) have a material adverse effect on Phone and Merger Sub or (B) reasonably be expected to impair the ability of each of Phone and Merger Sub to perform its obligations under this Agreement or the Option Agreements or prevent or materially delay the consummation of any of the transactions contemplated hereby or thereby.

    (ii) Neither Phone nor any Phone subsidiary is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate would have, a material adverse effect on Phone.

  (i) Absence of Changes in Benefit Plans.

  Phone has delivered to Software.com or made available to Software.com for review true and complete copies of (i) all severance and employment agreements of Phone with directors, executive officers or key employees, (ii) all written and material unwritten severance programs and policies of each of Phone and each Phone subsidiary, and (iii) all plans or arrangements of Phone and each Phone subsidiary relating to its employees which contain change in control provisions, in each case which has not been filed as an exhibit to a Phone Filed SEC Document. Documents made available are identified in Section 3.1(i) of the Phone Disclosure Schedule. Since March 31, 2000, there has not been any adoption or amendment in any material respect by Phone or any of its subsidiaries of (A) any collective bargaining agreement with respect to any employees of, (B) any material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former officers, directors or employees of, (C) any employment agreement, consulting agreement or severance agreement with any current or former officer or director of, or (D) any material employment agreement, consulting agreement or severance agreement with any employee of Phone or any of its wholly owned subsidiaries (collectively, the "Phone Benefit Plans"), or any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Phone pension plans, or any material change in the manner in which contributions to any Phone pension plans are made or the basis on which such contributions are determined. Since March 31, 2000, neither Phone nor any Phone subsidiary has amended any Phone Options or any Phone Stock Plans to accelerate the vesting of, or release restrictions on, awards thereunder, or to provide for such acceleration in the event of a change in control.

  (j) Benefit Plans.

    (i) With respect to the Phone Benefit Plans, no event has occurred and there exists no condition or set of circumstances, in connection with which Phone or any of its subsidiaries would be subject to any liability that individually or in the aggregate would have a material adverse effect on Phone under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or any other applicable law.

    (ii) Each Phone Benefit Plan has been administered in accordance with its terms, except for any failures so to administer any Phone Benefit Plan that individually or in the aggregate would not have a material adverse effect on Phone. The Phone Benefit Plans have been operated, and are, in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on Phone. Each Phone Benefit Plan intended to qualify under section 401(a) of the Code and each trust intended to qualify under section 501(a) of the Code has either received a favorable determination, opinion or advisory letter from the Internal Revenue Service (the "IRS") with respect to each such Phone Benefit Plan as to its qualified status under the Code, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination, opinion or advisory as to the qualified status of each Phone Benefit Plan. To the knowledge of Phone, no fact or event has occurred since the date of any determination opinion or advisory letter from the IRS which is reasonably likely to affect adversely the qualified status of any such Phone Benefit Plan or the exempt status of any such trust.

    (iii) No Phone Benefit Plan is subject to Title IV of ERISA or is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (iv) No Phone Benefit Plan provides medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (other than coverage mandated by applicable law or benefits, the full cost of which is borne by the current or former employee) other than individual arrangements the amounts of which are not material.

    (v) Phone has previously provided to Software.com a copy of each collective bargaining or other labor union contract applicable to persons employed by Phone or any of its subsidiaries to which Phone or any of its subsidiaries is a party. No collective bargaining agreement is being negotiated or renegotiated by Phone or any of its subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Phone or any of its subsidiaries pending or, to the knowledge of Phone, threatened which may interfere with the respective business activities of Phone or any of its subsidiaries, except where such dispute, strike or work stoppage individually or in the aggregate would not have a material adverse effect on Phone. As of the date of this Agreement, to the knowledge of Phone, none of Phone, any of its subsidiaries or any of their respective representatives or employees has committed any material unfair labor practice in connection with the operation of the respective businesses of Phone or any of its subsidiaries, and there is no material charge or complaint against Phone or any of its subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

    (vi) No employee of Phone or any Phone subsidiary will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any Phone Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment).

    (vii) To the knowledge of Phone, no material oral or written representation or commitment with respect to any aspect of any Phone Benefit Plan has been made to employees of Phone or any Phone subsidiaries by an authorized Phone employee prior to the Closing Date that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Phone Benefit Plans in effect immediately prior to the Closing Date.

    (viii) Except such as would not have a material adverse effect, there are no material unresolved claims or disputes under the terms of, or in connection with, any Phone Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any material claim.

    (ix) To the knowledge of Phone, no non-exempt "prohibited transaction" (within the meaning of section 4975(c) of the Code) involving any Phone Benefit Plan has occurred that could subject Phone to any material tax penalty or other cost or liability (by indemnification or otherwise).

    (x) Neither Phone nor any Phone subsidiary is obligated to make any parachute payments as such term is defined in section 280G of the Code, and neither is a party to any agreement that under certain circumstances is reasonably likely to obligate it, or any successor in interest, to make any parachute payments that will not be deductible under section 280G of the Code. Neither Phone nor any Phone subsidiary is obligated to make reimbursement or gross-up payments to any person in respect to excess parachute payments.

  (k) Taxes.

    (i) Each of Phone and its subsidiaries has filed all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such returns are true, complete, and correct in all material respects, or requests for extensions to file such returns have been timely filed, granted, and have not expired, except to the extent that such failures to file, to be complete, true, or correct, or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on Phone. Phone and each of its subsidiaries has paid (or Phone has paid or caused to be paid on its behalf) all Taxes shown as due on such returns, and the most recent financial statements contained in the Phone Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes payable by Phone and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

    (ii) No deficiencies for any Taxes have been proposed, asserted or assessed against Phone or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on Phone. Phone and its subsidiaries have disclosed all material deficiencies or adjustments for Taxes that have been proposed or assessed by any Tax Authority against Phone or any of its subsidiaries. All of the Federal income Tax Returns of the "affiliated group" (as defined in section 1504(a) of the Code) of which Phone is the common parent are no longer subject to any Audit by virtue of the expiration of the applicable statutory period of limitations for the assessment of Tax.

    (iii) Neither Phone nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a "reorganization" within the meaning of section 368(a) of the Code.

    (iv) No Audits are presently pending with regard to any Taxes or Tax Returns of Phone or its subsidiaries.

    (v) Neither Phone nor any of its subsidiaries is a party to any agreement providing for the allocation, indemnification, or sharing of Taxes.

    (vi) Other than the "affiliated group" (as defined in section 1504(a) of the Code) of which Phone is the common parent, neither Phone nor any of its subsidiaries has been a member of any "affiliated group."

    (vii) There are no liens for Taxes on any of the assets of Phone or its subsidiaries except for liens for Taxes that are not yet due and payable and for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Phone Filed SEC Documents.

    (viii) As used in this Agreement, "Audit" means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any administrative or judicial proceedings or appeals of such proceedings relating to Taxes. "Tax" or "Taxes" means all Federal, state, local, and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority. "Tax Authority" means the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes. "Tax Returns" mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.

  (l) Voting Requirements.

  The affirmative vote at the Phone Stockholders' Meeting (the "Phone Stockholder Approval") of (i) the holders of a majority of all outstanding shares of Phone Common Stock present in person or by proxy and entitled to vote at a duly convened and held meeting of Phone stockholders to approve the issuance of shares of Phone Common Stock pursuant to the Merger and (ii) the holders of a majority of all outstanding shares of Phone Common Stock to approve the Phone Charter Amendment are the only votes of the holders of any class or series of Phone's capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

  (m) State Takeover Statutes; Certificate of Incorporation.

  The Board of Directors of Phone has adopted a resolution or resolutions approving this Agreement, the Option Agreements and the Software.com Voting Agreement and the transactions contemplated hereby and thereby and, assuming the accuracy of Software.com's representation and warranty contained in
Section 3.2(p), such approval constitutes approval of the Merger and the other transactions contemplated hereby and by the Option Agreements and the Software.com Voting Agreement by the Phone Board of Directors under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement, the Option Agreements, the Software.com Voting Agreement and the transactions contemplated hereby and thereby. To the knowledge of Phone, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

  (n) Brokers.

  Except for fees payable to Credit Suisse First Boston Corporation ("CSFB") pursuant to an engagement letter, dated June 16, 2000, a true and complete copy of which has been provided to Software.com, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Phone or Merger Sub.

  (o) Opinion of Financial Advisors.

  Phone has received the opinion of CSFB, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair from a financial point of view to Phone, a signed copy of which opinion will be delivered to Software.com promptly after execution of this Agreement.

  (p) Ownership of Software.com Common Stock.

  To the knowledge of Phone and Merger Sub, as of the date hereof or at any time within twelve (12) months prior to the date of this Agreement (and before giving effect to the Software.com Option Agreement and the Software.com Voting Agreement, which will be entered into immediately after the execution of this Agreement), neither Phone nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Software.com.

  (q) Intellectual Property.

    (i) To the knowledge of Phone, Phone or its subsidiaries own or have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, slogans, and general intangibles of like nature, together with all applications, registrations and goodwill related to the foregoing (collectively, "Phone Trademarks"); patents (including any registration, continuations, continuations-in-part, renewals and applications for any of the foregoing); copyrights (including any registrations, renewals and applications for any of the foregoing); Phone Software (as defined below); technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, "Phone Trade Secrets") used in or necessary for the conduct of Phone's and each of its subsidiary's business as currently conducted (all such intellectual property being referred to herein as the "Phone Intellectual Property"), except where the failure to possess such right would not have a material adverse effect. For purposes of this Section 3.1(q), "Phone Software" means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, (d) the technology supporting any Internet site(s) operated by or on behalf of Phone or any of its subsidiaries and (e) all documentation, including user manuals and training materials, relating to any of the foregoing.

    (ii) The Phone Intellectual Property owned by Phone or any of its subsidiaries is free and clear of all Liens.

    (iii) All material Phone Intellectual Property owned by Phone or any of its subsidiaries is valid and subsisting, in full force and effect, and has not been canceled, has not expired, nor has it been abandoned. There is no pending or, to Phone's knowledge, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against any registrations in respect of the Phone Intellectual Property (other than Phone Trademarks) owned by Phone or any of its subsidiaries.

    (iv) To the actual knowledge of Phone or any of its subsidiaries, the conduct of the business of Phone and its subsidiaries as currently conducted does not infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe) any intellectual property rights owned or controlled by any third party. There are no claims or suits pending and as to which Phone has received actual notice or, to the knowledge of Phone, threatened, and neither Phone nor any of its subsidiaries has received any notice of a third-party claim or suit,
  (a) alleging that its activities or the conduct of its business infringes upon, violates, or constitutes the unauthorized use of the intellectual property rights of any third party or (b) challenging the ownership, use, validity or enforceability of any Phone Intellectual Property, which in any case would have a material adverse effect.

    (v) There are no written settlements, forbearances to sue, consents, judgments, or orders or similar obligations which in any material respect
  (a) restrict the right of Phone or its subsidiaries to use any Phone Intellectual Property owned by Phone, or (b) restrict the business of Phone or its subsidiaries in order to accommodate a third party's intellectual property rights or (c) except for licenses with customers for Phone Software, there are no agreements that permit third parties to use any Phone Intellectual Property owned or controlled by Phone or any of its subsidiaries.

    (vi) Phone and each of its subsidiaries takes reasonable measures to protect the confidentiality of Phone Trade Secrets, including (i) requiring its employees and independent contractors having access thereto to execute written nondisclosure agreements and (ii) requiring all licensees to maintain the confidentiality of Phone Trade Secrets. To the actual knowledge of Phone or its subsidiaries, no Phone Trade Secret has been knowingly disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement or other appropriate instrument that adequately protects Phone and the applicable subsidiary's proprietary interests in and to such trade secrets. To the knowledge of Phone, no party to any nondisclosure agreement or nondisclosure obligation relating to its trade secrets is in breach or default thereof.

    (vii) To the knowledge of Phone, no third party is misappropriating, infringing, diluting, or violating any Phone Intellectual Property owned by Phone or any of its subsidiaries other than immaterial disputes concerning use by a third party of Phone Trademarks of Phone or a subsidiary.

    (viii) The consummation of the Merger and the other transactions contemplated by this Agreement shall not result in the loss or impairment of Phone's or of any subsidiary's right to own or use any of the Phone Intellectual Property, and will not require the consent of any governmental authority, except where such loss or impairment or the failure to obtain consent would not result in a material adverse effect.

  (r) Certain Contracts.

  Except as set forth in the Phone Filed SEC Documents, neither Phone nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any non-competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Phone and its subsidiaries (including, for purposes of this Section 3.1(r), Software.com and its subsidiaries, assuming the Merger have taken place), taken as a whole, is or would be conducted, (iii) any exclusive supply or purchase contracts or any exclusive requirements contracts or (iv) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) and (ii) being referred to herein as "Phone Material Contracts"). Phone has delivered to Software.com or provided to Software.com for review, prior to the execution of this Agreement, complete and correct copies of all Phone Material Contracts not filed as exhibits to the Phone Filed SEC Documents. Each Phone Material Contract is valid and binding on Phone (or, to the extent a Phone subsidiary is a party, such subsidiary) and is in full force and effect, and Phone and each Phone subsidiary have in all material respects performed all obligations required to be performed by them to date under each Phone Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on Phone. Neither Phone nor any Phone subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of Phone, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Phone Material Contract.

  (s) Phone Rights Agreement.

  Phone has delivered to Software.com a true, correct and complete copy of the Phone Rights Agreement. Phone has taken all action so that the entering into of this Agreement, the Phone Option Agreement, the Phone Voting Agreement, the Merger, the acquisition of shares pursuant to the Phone Option Agreement and the other transactions contemplated hereby and thereby will not result in the grant of any rights to any person under the Phone Rights Agreement or enable or require the Phone Rights to be exercised, distributed or triggered.

  (t) Environmental Liability.

  Except as set forth in the Phone Filed SEC Documents, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or threatened against Phone or any of its subsidiaries seeking to impose, or that could reasonably be expected to result in the imposition of, on Phone or any of its subsidiaries, any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), which liability or obligation could reasonably be expected to have a material adverse effect on Phone. To the knowledge of Phone, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that could reasonably be expected to have a material adverse effect on Phone.

  (u) Insurance.

  Phone and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Phone and its subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, except questioned, denied or disputed claims the failure to provide coverage for which would not, individually or in the aggregate, have a material adverse effect on Phone. All premiums due and payable under all such policies and bonds have been paid and Phone and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Phone has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

  (v) Accounting Matters.

  As of the date hereof, to the knowledge of Phone, none of Phone, any of its subsidiaries or any of their respective directors, officers or stockholders, has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16 ("APB 16") and the interpretative releases pursuant thereto and the pronouncements of the SEC.

  (w) Transactions with Affiliates.

  Except as disclosed in the Phone SEC Documents filed prior to the date of this Agreement or as disclosed in the Phone Disclosure Schedule, since June 30, 1999, there have been no transactions, agreements, arrangements or understandings between Phone and its affiliates that would be required to be disclosed under the Item 404 of Regulation S-K under the Securities Act.

  (x) Full Disclosure.

  None of the representations or warranties made by Phone or Merger Sub herein or in any schedule hereto, including the Phone Disclosure Schedule, or any certificate furnished by Phone or Merger Sub pursuant to this Agreement, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

Section 3.2 Representations and Warranties of Software.com.

  Software.com represents and warrants to Phone and Merger Sub, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Software.com to Phone dated as of the date hereof (the "Software.com Disclosure Schedule"), which disclosure shall provide an exception to or otherwise qualify the representations, warranties or covenants of Software.com contained in the section of this Agreement corresponding by number to such disclosure or covenant and the other representations, warranties and covenants herein to the extent such disclosure shall reasonably appear to be applicable to such other representations, warranties or covenants as follows:

  (a) Organization, Standing and Corporate Power.

    (i) Each of Software.com and its subsidiaries (as defined in Section 8.3) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing individually or in the aggregate would not have a material adverse effect (as defined in Section 8.3(b)) on Software.com. Each of Software.com and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate would not have a material adverse effect on Software.com.

    (ii) Software.com has delivered to Phone prior to the execution of this Agreement complete and correct copies of any amendments to its Certificate of Incorporation (the "Software.com Certificate") and by-laws not filed as of the date hereof with the Software.com SEC Documents (as defined in Section 3.2(e)).

  (b) Subsidiaries.

  Exhibit 21 to Software.com's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, includes all the subsidiaries of Software.com which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 102 of Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Software.com, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

  (c) Capital Structure.

  The authorized capital stock of Software.com consists of 150,000,000 shares of Software.com Common Stock, and 5,000,000 shares of preferred stock, without par value ("Software.com Preferred Stock"). At the close of business on July 31, 2000: (i) 48,866,633 shares of Software.com Common Stock were issued and outstanding; (ii) 52,698 shares of Software.com Common Stock were held by Software.com in its treasury; (iii) no shares of Software.com Preferred Stock were issued and outstanding; (iv) 8,817,838 shares of Software.com Common Stock were reserved for issuance pursuant to all stock option, restricted stock or other stock-based compensation, benefits or savings plans, agreements or arrangements in which current or former employees or directors of Software.com or its subsidiaries participate as of the date hereof, complete and correct copies of which, in each case as amended as of the date hereof, have been filed as exhibits to the Software.com Filed SEC Documents or delivered to Phone (such plans, collectively, the "Software.com Stock Plans"), (v) 850,000 shares of Software.com Common Stock were reserved for issuance pursuant to options outside the Software.com Stock Plans; and (vi) 146,721 shares of Software.com Common Stock were reserved for issuance upon the exercise of outstanding warrants and (vii) 155,000 shares of Software.com Preferred Stock will be designated as Series A Participating Preferred Stock all of which will be reserved for issuance upon the exercise of preferred stock purchase rights (the "Software.com Rights") issued pursuant to the Rights Agreement approved by the board of directors of Software.com in connection with its approval of this Agreement and to be entered into no later than ten (10) days following the date hereof substantially in the form previously provided to Phone (the "Software.com Rights Agreement"). All outstanding shares of capital stock of Software.com are, and all shares which may be issued as permitted by this Agreement or otherwise will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 3.2(c), and except for changes since March 31, 2000, resulting from the issuance of shares of Software.com Common Stock pursuant to the Software.com Options or as expressly permitted by this Agreement, (x) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities of Software.com, (B) any securities of Software.com or any Software.com subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of Software.com, (C) any warrants, calls, options or other rights to acquire from Software.com or any Software.com subsidiary, and any obligation of Software.com or any Software.com subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Software.com, and (y) there are no outstanding obligations of Software.com or any Software.com subsidiary to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither Software.com nor any Software.com subsidiary is a party to any agreement restricting the purchase or transfer of, relating to the voting of, requiring registration of, or granting any preemptive or, except as provided by the terms of the Software.com Options, antidilutive rights with respect to, any securities of the type referred to in the two preceding sentences. Other than the Software.com subsidiaries, Software.com does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity except for non-controlling investments made in the ordinary course of business in entities which are not individually or in the aggregate material to Software.com and its subsidiaries as a whole.

  (d) Authority; Non-contravention.

  Software.com has all requisite corporate power and authority to enter into this Agreement and the Option Agreements. Subject to the Software.com Stockholder Approval (as defined in Section 3.2(l)), Software.com has all requisite corporate power and authority to consummate the transactions contemplated by this Agreement and the Option Agreements. The execution and delivery of this Agreement and the Option Agreements by Software.com and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Software.com, subject in the case of the Merger, to the Software.com Stockholder Approval. This Agreement and the Option Agreements have been duly executed and delivered by Software.com and, assuming the due authorization, execution and delivery thereof by Phone and Merger Sub, constitute (or will constitute, as the case may be) the legal, valid and binding obligation of Software.com enforceable against Software.com in accordance with their terms. The execution and delivery of this Agreement does not, and the execution and delivery of the Option Agreements and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions of this Agreement and the Option Agreements will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Software.com or any of its subsidiaries or any restriction on the conduct of Software.com's business or operations under, (i) the Software.com Certificate or the by-laws of Software.com or the comparable organizational documents of any of its subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease or other agreement, instrument, permit, concession, franchise, license or similar authorization applicable to Software.com or any of its subsidiaries or their respective properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Software.com or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and
(iii), any such conflicts, violations, defaults, rights, losses, restrictions or Liens that individually or in the aggregate would not (x) have a material adverse effect on Software.com or (y) reasonably be expected to impair the ability of Software.com to perform its obligations under this Agreement or the Option Agreements. No consent, approval, order or authorization of, action by, or in respect of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Software.com or any of its subsidiaries in connection with the execution and delivery of this Agreement or the Option Agreements by Software.com or the consummation by Software.com of the transactions contemplated hereby or thereby, except for
(1) the filing of a pre-merger notification and report form by Software.com under the HSR Act or filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction; (2) the filing with the SEC of
(A) the Joint Proxy Statement relating to the Software.com Stockholders' Meeting and (B) such reports under Section 13(a), 13(d), 15(d) or 16(a) of the Exchange Act as may be required in connection with this Agreement and the Option Agreements and the transactions contemplated hereby and thereby; (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Software.com is qualified to do business; and (4) such consents, approvals, orders or authorizations the failure of which to be made or obtained individually or in the aggregate would not (x) have a material adverse effect on Software.com or (y) reasonably be expected to impair the ability of Software.com to perform its obligations under this Agreement.

  (e) SEC Documents; Undisclosed Liabilities.

  Software.com has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC since June 29, 1999 (the "Software.com SEC Documents"). As of their respective dates, the Software.com SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Software.com SEC Documents, and none of the Software.com SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Software.com included in the Software.com SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Software.com and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material). Except (i) as reflected in such financial statements or in the notes thereto or (ii) for liabilities incurred in connection with this Agreement, the Option Agreements or the transactions contemplated hereby or thereby, or (iii) for liabilities incurred in the ordinary course of business consistent with past practices and which would not reasonably be expected to have a material adverse effect, neither Software.com nor any of its subsidiaries has any liabilities or obligations of any nature which, individually or in the aggregate, would have a material adverse effect on Software.com.

  (f) Information Supplied.

  None of the information supplied or to be supplied by Software.com specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to Software.com's stockholders or at the time of the Software.com Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Software.com with respect to statements made or incorporated by reference therein based on information supplied by Phone specifically for inclusion or incorporation by reference in the Joint Proxy Statement or the Form S-4.

  (g) Absence of Certain Changes or Events.

  Except for liabilities incurred in connection with this Agreement, the Option Agreements or the transactions contemplated hereby or thereby, and except as permitted by Section 4.1(b), since March 31, 2000, Software.com and its subsidiaries have conducted their business only in the ordinary course consistent with past practice or as disclosed in any Software.com SEC Document filed since such date and prior to the date hereof, and there has not been (i) any material adverse change (as defined in Section 8.3(b)) in Software.com,
(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the capital stock of Software.com or any of its subsidiaries, (iii) any split, combination or reclassification of any of the capital stock of Software.com or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the capital stock of Software.com or any of its subsidiaries, except for issuances of Software.com Common Stock upon exercise or conversion of Software.com Options, in each case awarded prior to the date hereof in accordance with their present terms or issued pursuant to Section 4.1(b), (iv)
(A) any granting by Software.com or any of its subsidiaries to any current or former director, officer or other key employee of Software.com or its subsidiaries of any increase in compensation, bonus or other benefits, except for normal increases as a result of promotions, normal increases of base pay or target bonuses in the ordinary course of business or as was required under any employment agreements in effect as of March 31, 2000, (B) any granting by Software.com or any of its subsidiaries to any such current or former director, officer or key employee of any increase in severance or termination pay, or (C) any entry by Software.com or any of its subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, officer, or any material amendment of any of the foregoing with any key employee, (v) except insofar as may have been disclosed in Software.com SEC Documents filed and publicly available prior to the date of this Agreement (as amended to the date hereof, the "Software.com Filed SEC Documents") or required by a change in GAAP, any change in accounting methods, principles or practices by Software.com materially affecting its assets, liabilities or business, (vi) except insofar as may have been disclosed in the Software.com Filed SEC Documents, any tax election that individually or in the aggregate would have a material adverse effect on Software.com or any of its tax attributes or any settlement or compromise of any material income tax liability or (vii) any action taken by Software.com or any of the Software.com subsidiaries during the period from April 1, 2000, through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(b).

  (h) Compliance with Applicable Laws; Litigation.

    (i) Software.com, its subsidiaries and employees hold all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Software.com and its subsidiaries (the "Software.com Permits") except where the failure to have any such Software.com Permits individually or in the aggregate would not have a material adverse effect on Software.com. Except as specifically disclosed in the Software.com SEC Documents filed with the SEC prior to the date hereof, Software.com and its subsidiaries are in compliance with the terms of the Software.com Permits and all Applicable Laws relating to Software.com and its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Laws individually or in the aggregate would not have a material adverse effect on Software.com. As of the date of this Agreement, except as disclosed in the Software.com Filed SEC Documents, no action, demand, requirement or investigation by any Governmental Entity and no suit, action or proceeding by any person, in each case with respect to Software.com or any of its subsidiaries or any of their respective properties, is pending or, to the knowledge of Software.com, threatened, other than, in each case, those the outcome of which individually or in the aggregate would not (A) have a material adverse effect on Software.com or (B) reasonably be expected to impair the ability of Software.com to perform its obligations under this Agreement or the Option Agreements or prevent or materially delay the consummation of any of the transactions contemplated hereby or thereby.

    (ii) Neither Software.com nor any Software.com subsidiary is subject to any outstanding order, injunction or decree which has had or, insofar as can be reasonably foreseen, individually or in the aggregate would have, a material adverse effect on Software.com.

  (i) Absence of Changes in Benefit Plans.

  Software.com has delivered to Phone or made available to Phone for review true and complete copies of (i) all severance and employment agreements of Software.com with directors, executive officers, or key employees, (ii) all written and material unwritten severance programs and policies of each of Software.com and each Software.com subsidiary, and (iii) all plans or arrangements of Software.com and each Software.com subsidiary relating to its employees that contain change in control provisions, in each case which has not been filed as an exhibit to a Software.com Filed SEC Document. Documents made available are identified in Section 3.2(i) of the Software.com Disclosure Schedule. Since March 31, 2000, there has not been any adoption or amendment in any material respect by Software.com or any of its subsidiaries of any (A) collective bargaining agreement with respect to any employees of, (B) any material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement, or understanding providing benefits to any current or former officers, directors or employees of, (C) any employment agreement, consulting agreement or severance agreement with any current or former officer or director of, or (D) any material employment agreement, consulting agreement or severance agreement with any employee of Software.com or any of its wholly owned subsidiaries (collectively, the "Software.com Benefit Plans"), or any material change in any actuarial or other assumption used to calculate funding obligations with respect to any Software.com pension plans, or any material change in the manner in which contributions to any Software.com pension plans are made or the basis on which such contributions are determined. Since March 31, 2000, neither Software.com nor any Software.com subsidiary has amended any Software.com Options or any Software.com Stock Plans to accelerate the vesting of, or release restrictions on, awards thereunder, or to provide for such acceleration in the event of a change in control.

  (j) Benefit Plans.

    (i) With respect to the Software.com Benefit Plans, no event has occurred and there exists no condition or set of circumstances, in connection with which Software.com or any of its subsidiaries would be subject to any liability that individually or in the aggregate could have a material adverse effect on Software.com under ERISA, the Code or any other applicable law.

    (ii) Each Software.com Benefit Plan has been administered in accordance with its terms, except for any failures so to administer any Software.com Benefit Plan that individually or in the aggregate would not have a material adverse effect on Software.com. The Software.com Benefit Plans have been operated, and are, in compliance with the applicable provisions of ERISA, the Code and all other applicable laws and the terms of all applicable collective bargaining agreements, except for any failures to be in such compliance that individually or in the aggregate would not have a material adverse effect on Software.com. Each Software.com Benefit Plan intended to qualify under section 401(a) of the Code and each trust intended to qualify under section 501(a) of the Code has received either a favorable determination, opinion or advisory letter from the IRS with respect to each such Software.com Benefit Plan as to its qualified status under the Code, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination, opinion or advisory as to the qualified status of each Software.com Benefit Plan. To the knowledge of Software.com, no fact or event has occurred since the date of any determination letter from the IRS which is reasonably likely to affect adversely the qualified status of any such Software.com Benefit Plan or the exempt status of any such trust.

    (iii) No Software.com Benefit Plan is subject to Title IV of ERISA or is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (iv) No Software.com Benefit Plan provides medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service (other than coverage mandated by applicable law or benefits, the full cost of which is borne by the current or former employee) other than individual arrangements the amounts of which are not material.

    (v) Software.com has previously provided to Phone a copy of each collective bargaining or other labor union contract applicable to persons employed by Software.com or any of its subsidiaries to which Software.com or any of its subsidiaries is a party. No collective bargaining agreement is being negotiated or renegotiated by Software.com or any of its subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Software.com or any of its subsidiaries pending or, to the knowledge of Software.com, threatened which may interfere with the respective business activities of Software.com or any of its subsidiaries, except where such dispute, strike or work stoppage individually or in the aggregate would not have a material adverse effect on Software.com. As of the date of this Agreement, to the knowledge of Software.com, none of Software.com, any of its subsidiaries or any of their respective representatives or employees has committed any material unfair labor practice in connection with the operation of the respective businesses of Software.com or any of its subsidiaries, and there is no material charge or complaint against Software.com or any of its subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing.

    (vi) No employee of Software.com or any Software.com subsidiary will be entitled to any material payment, additional benefits or any acceleration of the time of payment or vesting of any benefits under any Software.com Benefit Plan as a result of the transactions contemplated by this Agreement (either alone or in conjunction with any other event such as a termination of employment).

    (vii) To the knowledge of Software.com, no material oral or written representation or commitment with respect to any aspect of any Software.com Benefit Plan has been made to employees of Software.com or any Software.com subsidiaries by an authorized Software.com employee prior to the Closing Date that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Software.com Benefit Plans in effect immediately prior to the Closing Date.

    (viii) Except as would not have a material adverse effect, there are no material unresolved claims or disputes under the terms of, or in connection with, any Software.com Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any material claim.

    (ix) To the knowledge of Software.com, no non-exempt "prohibited transaction" (within the meaning of section 4975(c) of the Code) involving any Software.com Benefit Plan has occurred that could subject Software.com to any material tax penalty or other cost or liability (by indemnification or otherwise).

    (x) Neither Software.com nor any Software.com subsidiary is obligated to make any parachute payments as such term is defined in section 280G of the Code, and neither is a party to any agreement that under certain circumstances is reasonably likely to obligate it, or any successor in interest, to make any parachute payments that will not be deductible under section 280G of the Code. Neither Software.com nor any Software.com subsidiary is obligated to make reimbursement or gross-up payments to any person in respect to excess parachute payments.

  (k) Taxes.

    (i) Each of Software.com and its subsidiaries has filed all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority and all such returns are complete, true, and correct in all material respects, or requests for extensions to file such returns have been timely filed, granted, and have not expired, except to the extent that such failures to file, to be complete, true, or correct, or to have extensions granted that remain in effect individually or in the aggregate would not have a material adverse effect on Software.com. Software.com and each of its subsidiaries has paid (or Software.com has paid or caused to be paid on its behalf) all Taxes shown as due on such returns, and the most recent financial statements contained in the Software.com Filed SEC Documents reflect an adequate reserve in accordance with GAAP for all Taxes payable by Software.com and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

    (ii) No deficiencies for any Taxes have been proposed, asserted or assessed against Software.com or any of its subsidiaries that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not have a material adverse effect on Software.com. Software.com and its subsidiaries have disclosed all material deficiencies or adjustments for Taxes that have been proposed or assessed by any Tax Authority against Software.com or any of its subsidiaries. All of the Federal income Tax Returns of the "affiliated group" (as defined in section 1504(a) of the Code) of which Software.com is the common parent are no longer subject to any Audit by virtue of the expiration of the applicable statutory period of limitations for the assessment of Tax.

    (iii) Neither Software.com nor any of its subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a "reorganization" within the meaning of section 368(a) of the Code.

    (iv) No Audits are presently pending with regard to any Taxes or Tax Returns of Software.com or its subsidiaries.

    (v) Neither Software.com nor any of its subsidiaries is a party to any agreement providing for the allocation, indemnification, or sharing of Taxes.

    (vi) Other than the "affiliated group" (as defined in section 1504(a) of the Code) of which Software.com is the common parent, neither Software.com nor any of its subsidiaries has been a member of any "affiliated group."

    (vii) There are no liens for Taxes on any of the assets of Software.com or its subsidiaries except for liens for Taxes that are not yet due and payable and for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Software.com Filed SEC Documents.

  (l) Voting Requirements.

  The affirmative vote at the Software.com Stockholders' Meeting (the "Software.com Stockholder Approval") of the holders of a majority of all outstanding shares of Software.com Common Stock entitled to vote at a duly convened and held meeting of Software.com stockholders is the only vote of the holders of any class or series of Software.com's capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

  (m) State Takeover Statutes; Certificate of Incorporation.

  The Board of Directors of Software.com has adopted a resolution or resolutions approving this Agreement, the Option Agreements, the Phone Voting Agreement and the transactions contemplated hereby and thereby, and, assuming the accuracy of Phone's representation and warranty contained in Section 3.1(p), such approval constitutes approval of the Merger and the other transactions contemplated hereby and by the Option Agreements and the Phone Voting Agreement by the Software.com Board of Directors under the provisions of Section 203 of the DGCL such that Section 203 of the DGCL does not apply to this Agreement, the Option Agreements, the Phone Voting Agreement or the transactions contemplated hereby and thereby. To the knowledge of Software.com, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

  (n) Brokers.

  Except for fees payable to Morgan Stanley & Co. Incorporated pursuant to an engagement letter dated July 28, 2000, a true and correct copy of which has been provided to Phone, no broker, investment banker, financial advisor or other person, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Software.com.

  (o) Opinion of Financial Advisors.

  Software.com has received the opinion of Morgan Stanley & Co. Incorporated, dated the date of this Agreement, to the effect that, as of such date, Exchange Ratio is fair from a financial point of view to holders of Software.com Common Stock (other than Phone and its affiliates), a signed copy of which opinion will be delivered to Phone promptly after execution of this Agreement.

  (p) Ownership of Phone Common Stock.

  To the knowledge of Software.com, as of the date hereof or at any time within twelve (12) months prior to the date of this Agreement (and before giving effect to the Phone Option Agreement and the Phone Voting Agreement, which will be entered into immediately after the execution of this Agreement) neither Software.com nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in either Rule 13d-3 under the Exchange Act) or owned, directly or indirectly, or (ii) is or was party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Phone.

  (q) Intellectual Property.

    (i) To the knowledge of Software.com, Software.com or its subsidiaries own or have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, slogans, and general intangibles of like nature, together with all applications, registrations, renewals and goodwill related to the foregoing (collectively, "Software.com Trademarks"); patents (including any registration, continuations, continuations-in-part, renewals and applications for any of the foregoing); copyrights (including any registrations and applications for any of the foregoing); Software.com Software (as defined below); technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, "Software.com Trade Secrets") used in or necessary for the conduct of Software.com's and each of its subsidiary's business as currently conducted (all such intellectual property being referred to herein as the "Software.com Intellectual Property"), except where the failure to possess such right would not have a material adverse effect. For purposes of this
  Section 3.2(q), "Software.com Software" means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, (d) the technology supporting any Internet site(s) operated by or on behalf of Software.com or any of its subsidiaries and (e) all documentation, including user manuals and training materials, relating to any of the foregoing.

    (ii) The Software.com Intellectual Property owned by Software.com or any of its subsidiaries is free and clear of all Liens.

    (iii) All material Software.com Intellectual Property owned by Software.com or any of its subsidiaries is valid and subsisting, in full force and effect, and has not been canceled, has not expired, nor has it been abandoned. There is no pending or, to Software.com's knowledge, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against any registrations in respect of the Software.com Intellectual Property owned by Software.com or any of its subsidiaries.

    (iv) To the actual knowledge of Software.com or any of its subsidiaries, the conduct of the business of Software.com and its subsidiaries as currently conducted does not infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe) any intellectual property rights owned or controlled by any third party. There are no claims or suits pending and as to which Software.com has received actual notice or, to the knowledge of Software.com, threatened, and neither Software.com nor any of its subsidiaries has received any notice of a third-party claim or suit,
  (a) alleging that its activities or the conduct of its business infringes upon, violates, or constitutes the unauthorized use of the intellectual property rights of any third party or (b) challenging the ownership, use, validity or enforceability of any Software.com Intellectual Property (other than Software.com Trademarks), which in any case would have a material adverse effect.

    (v) There are no written settlements, forbearances to sue, consents, judgments, or orders or similar obligations which in any material respect
  (a) restrict the right of Software.com or its subsidiaries to use any Software.com Intellectual Property owned by Software.com, or (b) restrict the business of Software.com or its subsidiaries in order to accommodate a third party's intellectual property rights or (c) except for licenses with customers for the Software.com Software, there are no agreements that permit third parties to use any Software.com Intellectual Property owned or controlled by Software.com or any of its subsidiaries.

    (vi) Software.com and each of its subsidiaries takes reasonable measures to protect the confidentiality of Software.com Trade Secrets, including (i) requiring its employees and independent contractors having access thereto to execute written nondisclosure agreements and (ii) requiring all licensees to maintain the confidentiality of Software.com Trade Secrets. To the actual knowledge of Software.com or its subsidiaries, no Software.com Trade Secret has been knowingly disclosed or authorized to be disclosed to any third party other than pursuant to a nondisclosure agreement or other appropriate instrument that adequately protects Software.com and the applicable subsidiary's proprietary interests in and to such trade secrets. To the knowledge of Software.com, no party to any nondisclosure agreement or nondisclosure obligation relating to its trade secrets is in breach or default thereof.

    (vii) To the knowledge of Software.com, no third party is misappropriating, infringing, diluting, or violating any Software.com Intellectual Property owned by Software.com or any of its subsidiaries other than immaterial disputes concerning use by a third party of Software.com Trademarks of Software.com or any of its subsidiaries.

    (viii) The consummation of the Merger and the other transactions contemplated by this Agreement shall not result in the loss or impairment of Software.com's or of any subsidiary's right to own or use any of the Software.com Intellectual Property, and will not require the consent of any governmental authority, except where such loss or impairment or the failure to obtain consent would not result in a material adverse effect.

  (r) Certain Contracts.

  Except as set forth in the Software.com Filed SEC Documents, neither Software.com nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any non- competition agreement or any other agreement or obligation which purports to limit in any material respect the manner in which, or the localities in which, all or any material portion of the business of Software.com and its subsidiaries (including, for purposes of this Section 3.2(r), Phone and its subsidiaries, assuming the Merger has taken place), taken as a whole, is or would be conducted, (iii) any exclusive supply or purchase contracts or any exclusive requirements contracts or (iv) any contract or other agreement which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement (all contracts of the type described in clauses (i) and (ii) being referred to herein as "Software.com Material Contracts"). Software.com has delivered to Phone or made available to Phone for review, prior to the execution of this Agreement, complete and correct copies of all Software.com Material Contracts not filed as exhibits to the Software.com Filed SEC Documents. Each Software.com Material Contract is valid and binding on Software.com (or, to the extent a Software.com subsidiary is a party, such subsidiary) and is in full force and effect, and Software.com and each Software.com subsidiary have in all material respects performed all obligations required to be performed by them to date under each Software.com Material Contract, except where such noncompliance, individually or in the aggregate, would not have a material adverse effect on Software.com. Neither Software.com nor any Software.com subsidiary knows of, or has received notice of, any violation or default under (nor, to the knowledge of Software.com, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Software.com Material Contract.

  (s) Software.com Rights Agreement.

  Software.com has delivered to Phone a true, correct and complete copy of the Software.com Rights Agreement. Software.com has taken all action so that the entering into of this Agreement, the Software.com Option Agreement, the Software.com Voting Agreement and the Merger, the acquisition of shares pursuant to the Software.com Option Agreement and the other transactions contemplated hereby and thereby will not result in the grant of any rights to any person under the Software.com Rights Agreement or enable or require the Software.com Rights to be exercised, distributed or triggered.

  (t) Environmental Liability.

  Except as set forth in the Software.com Filed SEC Documents, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature pending or threatened against Software.com or any of its subsidiaries seeking to impose, or that could reasonably be expected to result in the imposition, on Software.com or any of its subsidiaries, of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, CERCLA, which liability or obligation could reasonably be expected to have a material adverse effect on Software.com. To the knowledge of Software.com, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that could reasonably be expected to have a material adverse effect on Software.com.

  (u) Insurance.

  Software.com and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Software.com and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, except questioned, denied or disputed claims the failure to provide coverage for which would not, individually or in the aggregate, have a material adverse effect on Software.com. All premiums due and payable under all such policies and bonds have been paid and Software.com and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Software.com has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

  (v) Accounting Matters.

  As of the date hereof, to the knowledge of Software.com, none of Software.com, any of its subsidiaries or any of their respective directors, officers or stockholders, has taken any action which would prevent the accounting for the Merger as a pooling of interests in accordance with APB 16, the interpretative releases pursuant thereto and the pronouncements of the SEC.

  (w) Transactions with Affiliates.

  Except as disclosed in the Software.com SEC Documents filed prior to the date of this Agreement or as disclosed in the Software.com Disclosure Schedule, since December 31, 1999, there have been no transactions, agreements, arrangements or understandings between Software.com and its affiliates that would be required to be disclosed under the Item 404 of Regulation S-K under the Securities Act.

  (x) Full Disclosure.

  None of the representations or warranties made by Software.com herein or in any schedule hereto, including the Software.com Disclosure Schedule, or any certificate furnished by Software.com pursuant to this Agreement, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE 4.

               Covenants Relating to Conduct of Business Section

  Section 4.1 Conduct of Business.

  (a) Conduct of Business by Phone.

  Except as set forth in Section 4.1(a) of the Phone Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by Software.com in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Phone shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, Phone shall not, and shall not permit any of its subsidiaries to:

    (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Phone to its parent, or by a subsidiary that is partially owned by Phone or any of its subsidiaries, provided that Phone or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of Phone Common Stock upon the exercise of Phone Options, in each case, outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(a)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of Phone or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of Phone Options outstanding on the date hereof, or in connection with withholding obligations relating thereto);

    (ii) except in connection with acquisitions permitted or contemplated by clause (iv) of this Section 4.1(a), issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Phone Common Stock upon the exercise or conversion of Phone Options outstanding as of the date hereof in accordance with their present terms or the issuance of Phone Options (and shares of Phone Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of Phone Common Stock subject to Phone Options issued to such employees does not exceed four and one-half million (4,500,000) shares of Phone Common Stock in the aggregate));

    (iii) except as contemplated hereby, amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity or other securities of, or by any other manner, any business or any person, or, except for transactions pursuant to contracts or agreements in force at the date of this Agreement or acquisitions or investments permitted or contemplated by Section 4.1(a) of the Phone Disclosure Schedule, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of Phone;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice, including, without limitation, in connection with consolidation of acquired businesses or as would not have a material adverse effect on Phone;

    (vi) take any action that would cause the representations and warranties set forth in Section 3.1(g) and qualified as to materiality to be no longer true and correct or, if not so qualified, to be no longer true and correct in all material respects;

    (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility or commercial paper facility in effect as of the date hereof (including any replacement facilities), in the ordinary course of business consistent with past practice;

    (viii) settle any material claim (including any Tax claim), action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (ix) make any material Tax election except in the ordinary course of business and consistent with past practice;

    (x) other than in the ordinary course of business or in connection with acquisitions permitted by Section 4.1(a) of the Phone Disclosure Schedule, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms;

    (xi) except for increases in accordance with normal past practice, increase in any manner the compensation or fringe benefits of any of its officers or directors, or materially increase the foregoing in respect of employees; enter into any commitment to pay any pension, retirement or severance benefit to any such officers or directors, or make any material commitment to pay the foregoing to any employees; commit itself to, or enter into, any employment agreement involving compensation of more than Two Hundred Thousand Dollars ($200,000.00) per year or a term other than "at will;" adopt or commit itself to any new benefit, base salary or stock option plan or arrangement; or amend, supplement, or accelerate the timing of payments or vesting under, or otherwise materially amend or supplement any existing benefit, stock option or compensation plan or arrangement (other than as may be required by applicable law);

    (xii) change any of the accounting methods used by Phone or any of its subsidiaries unless required by generally accepted accounting principles or take or knowingly allow to be taken any action which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes; or

    (xiii) authorize, or commit or agree to take, any of the foregoing actions; provided that the limitations set forth in this Section 4.1(a) (other than clause (iii)) shall not apply to any transaction between Phone and any wholly owned subsidiary or between any wholly owned subsidiaries of Phone.

  (b) Conduct of Business by Software.com.

  Except as set forth in Section 4.1(b) of the Software.com Disclosure Schedule, as otherwise expressly contemplated by this Agreement or as consented to by Phone in writing, such consent not to be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Software.com shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those persons having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, Software.com shall not, and shall not permit any of other Software.com subsidiaries to:

    (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of Software.com to its parent, or by a subsidiary that is partially owned by Software.com or any of its subsidiaries, provided that Software.com or any such subsidiary receives or is to receive its proportionate share thereof, (x) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or the capital stock of any of its subsidiaries, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or the capital stock of any of its subsidiaries, except for issuances of Software.com Common Stock upon the exercise of Software.com Options outstanding as of the date hereof in accordance with their present terms (including cashless exercise) or issued pursuant to Section 4.1(b)(ii) or (z) purchase, redeem or otherwise acquire any shares of capital stock of Software.com or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except, in the case of clause (z), for the deemed acceptance of shares upon cashless exercise of Software.com Options, or in connection with withholding obligations relating thereto);

    (ii) except in connection with acquisitions permitted or contemplated by clause (iv) of this Section 4.2(b), issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Software.com Common Stock upon the exercise of Software.com Options outstanding as of the date hereof in accordance with their present terms or the issuance of Software.com Options (and shares of Software.com Common Stock upon the exercise thereof) granted after the date hereof in the ordinary course of business consistent with past practice for employees (so long as such additional amount of Software.com Common Stock subject to Software.com Employee Stock Options issued to employees does not exceed four and one-half million (4,500,000) shares of Software.com Common Stock in the aggregate));

    (iii) except as contemplated hereby, amend its certificate of incorporation, by-laws or other comparable organizational documents;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity or other securities of, or by any other manner, any business or any person, or, except for transactions pursuant to contracts or agreements in force at the date of this Agreement or acquisitions or investments permitted or contemplated by Section 4.1(b) of the Software.com Disclosure Schedule, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a subsidiary of Software.com;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice, including, without limitation, in connection with consolidation of acquired businesses or as would not have a material adverse effect on Software.com;

    (vi) take any action that would cause the representations and warranties set forth in Section 3.2(g) and qualified as to materiality to be no longer true and correct or, if not so qualified, to be no longer true and correct in all material respects;

    (vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person for borrowed money, other than pursuant to a revolving credit facility or receivables facility or commercial paper facility in effect as of the date hereof (including any replacement facilities), in the ordinary course of business consistent with past practice;

    (viii) settle any claim (including any Tax claim), action or proceeding involving money damages, except in the ordinary course of business consistent with past practice;

    (ix) make any material Tax election except in the ordinary course of business and consistent with past practice;

    (x) other than in the ordinary course of business or in connection with acquisitions permitted by Section 4.1(b) of the Software.com Disclosure Schedule, enter into or terminate any material contract or agreement, or make any change in any of its material leases or contracts, other than amendments or renewals of contracts and leases without material adverse changes of terms;

    (xi) except for increases in accordance with normal past practice, increase in any manner the compensation or fringe benefits of any of its officers or directors, or materially increase the foregoing in respect of employees; enter into any commitment to pay any pension, retirement or severance benefit to any such officers or directors, or make any material commitment to pay any of the foregoing to any employees; commit itself to, or enter into, any employment agreement involving base salary of more than Two Hundred Thousand Dollars ($200,000.00) per year or a term other than "at will;" adopt or commit itself to any new benefit, compensation or stock option plan or arrangement; or amend, supplement, or accelerate the timing of payments or vesting under, or otherwise materially amend or supplement any existing benefit, stock option or compensation plan or arrangement (other than as may be required by applicable law);

    (xii) change any of the accounting methods used by Software.com or any of its subsidiaries unless required by generally accepted accounting principles or take or knowingly allow to be taken any action which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes; or

    (xiii) authorize, or commit or agree to take, any of the foregoing actions; provided that the limitations set forth in this Section 4.1(b) (other than clause (iii)) shall not apply to any transaction between Software.com and any wholly owned subsidiary or between any wholly owned subsidiaries of Software.com.

  (c) Other Actions.

  Except as required by law, Phone, Software.com and Merger Sub shall not, and shall not permit any of their respective subsidiaries to, voluntarily take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in Article 6 not being satisfied.

  (d) Advice of Changes.

  Each of Phone, Software.com and Merger Sub shall promptly advise the other parties orally and in writing to the extent it has knowledge of any change or event which would cause a failure of any of the conditions set forth in
Article 6 to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

  Section 4.2 No Solicitation by Phone.

  (a) Phone shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would constitute an Alternative Transaction (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of Phone Common Stock, the Board of Directors of Phone determines in good faith, after consultation with outside counsel, that the failure to provide such information or participate in such negotiations or discussions would result in a reasonable possibility that the Board of Directors of Phone would breach its fiduciary duties to Phone's stockholders under applicable law, Phone may, in response to any such proposal that was not solicited by it or that did not otherwise result from a breach of this Section 4.2(a), and subject to compliance with
Section 4.2(c), (x) furnish information with respect to Phone and its subsidiaries to any person pursuant to a customary confidentiality agreement containing terms as to confidentiality no less restrictive than the terms of the confidentiality agreement, dated June 9, 2000, entered into between Software.com and Phone (the "Confidentiality Agreement") and (y) participate in negotiations regarding such proposal. For purposes of this

Agreement "Alternative Transaction" means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Software.com and its subsidiaries and other than Phone and its subsidiaries (a "Third Party") acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than twenty percent (20%) of the outstanding shares of Software.com or Phone, as the case may be, whether from Software.com or Phone or pursuant to a tender offer or exchange offer or otherwise, (ii) any acquisition or proposed acquisition of Software.com or any of its significant subsidiaries or Phone or any of its significant subsidiaries, as the case may be, by a merger or other business combination (including any so-called "merger of equals" and whether or not Software.com or any of its significant subsidiaries or Phone or any of its significant subsidiaries, as the case may be, is the entity surviving any such merger or business combination) or (iii) any other transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of subsidiaries of Software.com or Phone, as the case may be, and any entity surviving any merger or combination including any of them) of Software.com or any of its subsidiaries or Phone or any of its subsidiaries, as the case may be, for consideration equal to twenty percent (20%) or more of the fair market value of all of the outstanding shares of Software.com Common Stock or all of the outstanding shares of Phone Common Stock, as the case may be, on the date prior to the date hereof.

  (b) Neither the Board of Directors of Phone nor any committee thereof shall
(i) except as expressly permitted by this Section 4.2(b), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Software.com, the approval or recommendation by such Board of Directors or such committee of the Merger, this Agreement, the issuance of Phone Common Stock in connection with the Merger or the Charter Amendment,
(ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause Phone to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the holders of Phone Common Stock the Board of Directors of Phone determines in good faith, after it has received a Phone Superior Proposal (as defined below) and after consultation with outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Phone would breach its fiduciary duties to Phone's stockholders under applicable law, the Board of Directors of Phone may (subject to this and the following sentences) inform Phone stockholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval of the issuance of shares of Phone Common Stock pursuant to this Agreement (a "Phone Subsequent Determination"), but only at a time that is after the third business day following Software.com's receipt of written notice advising Software.com that the Board of Directors of Phone has received a Phone Superior Proposal specifying the material terms and conditions of such Phone Superior Proposal, identifying the person making such Phone Superior Proposal and stating that it intends to make a Phone Subsequent Determination. For purposes of this Agreement, a "Phone Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction which the Board of Directors of Phone determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Phone's stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Phone, after consultation with a financial advisor of nationally recognized reputation, the third party is reasonably able to finance the transaction). Notwithstanding any other provision of this Agreement, Phone shall submit this Agreement to its stockholders whether or not the Board of Directors of Phone makes a Phone Subsequent Determination.

  (c) In addition to the obligations of Phone set forth in paragraphs (a) and
(b) of this Section 4.2, and in any event within one (1) business day, Phone shall promptly advise Software.com orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal. Phone will keep Software.com reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

  (d) Nothing contained in this Section 4.2 shall prohibit Phone (i) from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or

(ii) from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of Phone, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to Phone's stockholders under applicable law.

  Section 4.3 No Solicitation by Software.com.

  (a) Software.com shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would constitute an Alternative Transaction or (ii) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of Software.com Common Stock, the Board of Directors of Software.com determines in good faith, after consultation with outside counsel, that the failure to provide such information or participate in such negotiations or discussions would result in a reasonable possibility that the Board of Directors of Software.com breach its fiduciary duties to Software.com's stockholders under applicable law, Software.com may, in response to any such proposal that was not solicited by it or which did not otherwise result from a breach of this Section 4.3(a), and subject to compliance with Section 4.3(c), (x) furnish information with respect to Software.com and its subsidiaries to any person pursuant to a customary confidentiality agreement containing terms as to confidentiality no less restrictive than the Confidentiality Agreement, as amended pursuant to Section
8.6 hereof, and (y) participate in negotiations regarding such proposal.

  (b) Neither the Board of Directors of Software.com nor any committee thereof shall (i) except as expressly permitted by this Section 4.3(b), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Phone, the approval or recommendation by such Board of Directors or such committee of the Merger, or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause Software.com to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the holders of Software.com Common Stock the Board of Directors of Software.com determines in good faith, after it has received a Software.com Superior Proposal (as defined below) and after consultation with outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Software.com would breach its fiduciary duties to Software.com's stockholders under applicable law, the Board of Directors of Software.com may (subject to this and the following sentences) inform Software.com stockholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval (a "Software.com Subsequent Determination"), but only at a time that is after the third business day following Phone's receipt of written notice advising Phone that the Board of Directors of Software.com has received a Software.com Superior Proposal, specifying the material terms and conditions of such Software.com Superior Proposal, identifying the person making such Software.com Superior Proposal and stating that it intends to make a Software.com Subsequent Determination. For purposes of this Agreement, a "Software.com Superior Proposal" means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party enter into an Alternative Transaction on terms which the Board of Directors of Software.com determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Software.com's stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Software.com, after consultation with a financial advisor of nationally recognized reputation, the third party is reasonably able to finance the transaction). Notwithstanding any other provision of this Agreement, Software.com shall submit this Agreement to its stockholders whether or not the Board of Directors of Software.com make a Software.com Subsequent Determination.

  (c) In addition to the obligations of Software.com set forth in paragraphs
(a) and (b) of this Section 4.3, and in any event within one (1) business day, Software.com shall promptly advise Phone orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal. Software.com will keep Phone reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

  (d) Nothing contained in this Section 4.3 shall prohibit Software.com from
(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of Software.com, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to Software.com's stockholders under applicable law.

                                  ARTICLE 5.

                             Additional Agreements

  Section 5.1 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders' Meetings.

  (a) As soon as practicable following the date of this Agreement, Phone and Software.com shall prepare and file with the SEC the Joint Proxy Statement, and Phone shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Phone and Software.com shall use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Phone will use commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to Phone's stockholders, and Software.com will use commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to Software.com's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Phone shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of shares of Phone Common Stock in the Merger and the conversion of Software.com Options into options to acquire Phone Common Stock, and Software.com shall furnish all information concerning Software.com and the holders of Software.com Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Phone without Software.com's prior consent and without providing Software.com the opportunity to review and comment thereon. Phone will advise Software.com promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Phone Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Phone or Software.com, or any of their respective affiliates, officers or directors, should be discovered by Phone or Software.com which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Phone and Software.com.

  (b) Phone shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the "Phone Stockholders' Meeting") in accordance with the DGCL for the purpose of obtaining the Phone Stockholder Approval and shall, subject to the provisions of Section 4.2(b) hereof, through its Board of Directors, recommend to its stockholders the approval of the issuance of the shares of Phone Common Stock in the Merger and the Phone Charter Amendment.

  (c) Software.com shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the "Software.com

Stockholders' Meeting") in accordance with the DGCL for the purpose of obtaining the Software.com Stockholder Approval and shall, subject to the provisions of Section 4.3(b) hereof, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby.

  (d) Software.com and Phone will use commercially reasonable efforts to hold the Phone Stockholders' Meeting and the Software.com Stockholders' Meeting on the same date and as soon as reasonably practicable after the date hereof.

  Section 5.2 Pooling Letters.

  Software.com shall use commercially reasonable efforts to obtain from Software.com's accounting firm, Ernst & Young, a signed report in form and substance reasonably satisfactory to Phone and dated not earlier than five (5) days prior to the Closing Date, to the effect that, subject to customary qualifications, such firm concurs with the conclusion of Software.com's management that Software.com qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in paragraphs 47c, 47d and 48c of APB 16 during the period extending from two (2) years preceding the date of initiation to the date of such report and Phone shall use commercially reasonable efforts to obtain from Phone's accounting firm, KPMG LLP a signed report in form and substance reasonably satisfactory to Phone and dated not earlier than five (5) days prior to the Closing Date, to the effect that such firm concurs with the conclusion of Phone's management that pooling of interests accounting for the Merger under APB 16 is appropriate.

  Section 5.3 Access to Information; Confidentiality.

  Subject to the Confidentiality Agreement and subject to applicable law, each of Phone and Software.com shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records (provided that such access shall not interfere with the business or operations of such party) and, during such period, each of Phone and Software.com shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. No review pursuant to this Section 5.3 shall affect any representation or warranty given by the other party hereto. Each of Phone and Software.com will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreements. Phone shall also cooperate with Software.com and use its best efforts to obtain an estimate of withdrawal liability from each multi-employer plan with respect to which Phone contributes as of the date hereof.

  Section 5.4 Commercially Reasonable Efforts.

  (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers, and any necessary or appropriate financing arrangements, from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Software.com nor Phone shall be required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Software.com or Phone in the conduct of its business as heretofore conducted.

  (b) In connection with and without limiting the foregoing, Phone and Software.com shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Option Agreements, or any of the transactions contemplated hereby and thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to such agreements or transactions, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

  Section 5.5 Indemnification, Exculpation and Insurance.

  Phone agrees that at all times after the Effective Time, it shall indemnify, and shall cause the Surviving Corporation to indemnify, each person who is now, or has been at any time prior to the date hereof, a director or officer of Software.com, any of its subsidiaries or affiliates, or of any of its successors and assigns (individually an "Indemnified Party" and collectively the "Indemnified Parties"), to the same extent and in the same manner as is now provided in the certificate of incorporation or by-laws of Software.com or otherwise in effect at the Effective Time (pursuant to an indemnification agreement or otherwise), with respect to any claim, liability, loss, damage, cost or expense (whenever asserted or claimed) based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Phone shall, or shall cause the Surviving Corporation to, maintain in effect for not less than six (6) years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Software.com on the date hereof (provided that Phone or the Surviving Corporation may substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring at or prior to the Effective Time. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Effective Time, then, following the Effective Time, to the extent permitted by law Phone shall, or shall cause the Surviving Corporation to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Promptly after receipt by an Indemnified Party of notice of the assertion (an "Assertion") of any claim or the commencement of any action against him or her in respect to which indemnity or reimbursement may be sought against Phone, the Surviving Corporation or a subsidiary of Phone ("Indemnitors") hereunder, such Indemnified Party shall notify any Indemnitor in writing of the Assertion, but the failure to so notify any Indemnitor shall not relieve any Indemnitor of any liability it may have to such Indemnified Party hereunder except to the extent such failure shall have materially prejudiced Indemnitor in defending against such Assertion. Indemnitors shall be entitled to participate in and, to the extent Indemnitors
(A) elect by written notice to such Indemnified Party within thirty (30) days after receipt by any Indemnitor of notice of such Assertion and (B) acknowledge in writing their obligation to indemnify the Indemnified Parties in connection with such Assertion, to assume the defense of such Assertion, at their own expense, with counsel chosen by Indemnitors and reasonably satisfactory to such Indemnified Party. Notwithstanding that Indemnitors shall have elected by such written notice to assume the defense of any Assertion, such Indemnified Party shall have the right to participate in the investigation and defense thereof, with separate counsel chosen by such Indemnified Party, but in such event the fees and expenses of such counsel shall be paid by such Indemnified Party, unless, in the opinion of such separate counsel, (i) such Indemnified Party has available to him one or more defenses to such Assertion that may not be available to the Indemnitors,

(ii) there is otherwise a conflict of interest between the Indemnified Party, on the one hand, and the Indemnitors, on the other hand, or (iii) the Indemnitors fail to vigorously pursue the defense of the asserted claim. No Indemnified Party shall settle any Assertion without the prior written consent of Phone, nor shall any Indemnitor settle any Assertion without either (i) the written consent of all Indemnified Parties against whom such Assertion was made, or (ii) obtaining a general release from the party making the Assertion for all Indemnified Parties as a condition of such settlement. The provisions of this Section 5.5 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties. The provisions of this Section 5.5 are not intended to constitute insurance. To the extent that any policy of insurance shall provide all or any part of the indemnity owed to the Indemnified Parties, or any of them, hereunder, the Indemnitors shall be relieved of their obligation with regard thereto. No acceptance by an Indemnified Party of any defense from any third party with respect to an Assertion shall be deemed to constitute a waiver by such Indemnified Party of its rights under this Section 5.5 or to receive the full measure of the indemnity provided for hereby.

  Section 5.6 Fees and Expenses.

  Except as set forth in this Section 5.6 and in Section 7.2, all fees and expenses incurred in connection with the Merger, this Agreement, the Option Agreements and the transactions contemplated by this Agreement and the Option Agreements shall be paid by the party incurring such fees or expenses, whether or not the Merger are consummated, except that each of Software.com and Phone shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party's attorneys and accountants which shall be paid by the party incurring such expenses) incurred by Phone, Merger Sub, or Software.com in connection with (i) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees) and (ii) the filings of the premerger notification and report forms under the HSR Act (including filing fees). In addition, all transfer taxes incurred by Phone, Merger Sub or Software.com in connection with the Merger arising on or after the Effective Time shall be borne by Phone.

  Section 5.7 Public Announcements.

  Software.com and Phone will consult with each other and agree before issuing, and provide each other the opportunity to review, comment upon and concur with, and use reasonable efforts to agree on, any press release with respect to the transactions contemplated by this Agreement, the Option Agreements, including the Merger, and shall not issue any such press release prior to such consultation and agreement, except as either party may determine is required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

  Section 5.8 Affiliates.

  (a) On or before the date hereof, Phone shall prepare and deliver a copy to Software.com of a letter identifying all persons who may be deemed to be, at the time this Agreement is submitted for approval and adoption by the stockholders of Phone, "affiliates" of Phone for purposes of applicable SEC accounting releases with respect to pooling of interests accounting treatment and such list shall be updated as necessary to reflect changes from the date hereof. Phone shall use commercially reasonable efforts to cause each person identified on such list to deliver to Phone on or before the date hereof, written agreements substantially in the form attached as Exhibit F hereto, and in the event any other person becomes an affiliate of Phone thereafter to cause such person to deliver such an agreement to Phone as soon as practicable but in any event at Closing.

  (b) On or before the date hereof, Software.com shall deliver to Phone a letter identifying all persons who may be deemed to be, at the time this Agreement is submitted for approval and adoption by the stockholders of Software.com, "affiliates" of Software.com for purposes of Rule 145 under the Securities Act and for purposes of applicable SEC accounting releases with respect to pooling of interests accounting treatment and such list shall be updated as necessary to reflect changes from the date hereof. Software.com shall use commercially reasonable efforts to cause each person identified on such list to deliver to Phone on or before the date hereof, written agreements substantially in the form attached as Exhibit E or Exhibit H hereto, as applicable, and in the event any other person becomes an affiliate of Software.com thereafter to cause such person to deliver such an agreement to Phone as soon as practicable but in any event at Closing.

  Section 5.9 Nasdaq Listing.

  Phone shall use commercially reasonable efforts to cause the Phone Common Stock issuable under Article 2 to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

  Section 5.10 Tax and Accounting Treatment.

  Each of Phone, Software.com and their respective subsidiaries shall use all reasonable efforts to cause the Merger to qualify (i) for treatment as a pooling of interests for accounting purposes and (ii) as a reorganization within the meaning of section 368(a) of the Code, and to obtain the opinions of counsel referred to in sections 6.2 and 6.3. Neither Phone, nor Software.com, nor their respective subsidiaries, shall take any action to cause the Merger to fail to qualify (i) for treatment as a pooling of interests for accounting purposes or (ii) as a reorganization within the meaning of section 368(a) of the Code.

  Section 5.11 Post-Merger Operations.

  Following the Effective Time, the headquarters of Phone and its subsidiaries shall be located in Redwood City, California, until such time as the Board of Directors of Phone otherwise determines.

  Section 5.12 Conveyance Taxes.

  Software.com and Phone shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

  Section 5.13 Employee Benefits.

  For a period of one (1) year after the Closing, Phone covenants that it shall provide all active employees of Software.com and their dependants and all qualified beneficiaries with coverage under one or more Phone welfare benefit plans (each, a "Phone Welfare Benefit Plan"), including without limitation health coverage (collectively, "Coverage"), which meet the following requirements as of the Effective Time: (A) the Coverage is comparable in the aggregate to that provided under the Software.com welfare benefit plans listed in Section 5.13 of the Software.com Disclosure Schedule (each, a "Software.com Scheduled Welfare Plan"), (B) service with Software.com prior to the Effective Time shall be credited against all service and waiting period requirements under the Phone Welfare Benefit Plans, (C) such Phone Welfare Benefit Plans shall not provide for any pre-existing condition exclusions other than any such exclusions existing under the Software.com Scheduled Welfare Plans, and (D) the deductibles and/or copayments in effect under the Phone Welfare Benefit Plans shall be credited with any applicable deductibles and/or copayments paid by such individuals under the Software.com Scheduled Welfare Plans for the plan year in which the Effective Time occurs.

  Section 5.14 Consents of Accountants.

  Phone and Software.com will each use all reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, dated the date on which the Form S-4 shall become effective, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

  Section 5.15 Phone Board and Officers.

  (a) The Board of Directors of Phone shall take all action necessary so that effective as of the Effective Time, the Board of Directors of Phone consists of six members, three (3) of whom are members of the current Phone Board of Directors designated by Phone (the "Phone Designees") and three (3) of whom are members of the current Software.com Board of Directors designated by Software.com (the "Software.com Designees") and that each of the three (3) classes of Phone Directors includes one Phone Designee and one Software.com Designee.

  (b) The Board of Directors of Phone will take all necessary action to appoint, effective as of the Effective Time, (i) Donald J. Listwin to the position of President and Chief Executive Officer of Phone, (ii) Alain Rossmann to the position of Executive Vice President and Chairman of the Board of Directors of Phone, (iii) John L. MacFarlane to the position of Executive Vice President of Phone and (iv) Alan S. Black to the position of Chief Financial Officer of Phone. Phone shall take all action necessary to elect such additional members of management and executive officers of Phone as the Board of Directors of Phone may determine.

  Section 5.16 Rights Plans.

  (a) Phone shall not redeem the Phone Rights, or amend, modify (other than to delay any "distribution date" therein) or terminate the Phone Rights Plan prior to the Effective Time unless required to do so by order of a court of competent jurisdiction.

  (b) Software.com shall not redeem the Software.com Rights or amend, modify (other than to delay any "distribution date" therein) or terminate the Software.com Rights Plan prior to the Effective Time unless required to do so by order of a court of competent jurisdiction.

  Section 5.17 Action by Board of Directors.

  Prior to the Effective Time, the board of directors of each of Phone and Software.com shall comply as applicable with the provisions of the SEC's no-action letter dated January 12, 1999, addressed to Skadden, Arps, Slate, Meagher and Flom LLP relating to Rule 16b of the Exchange Act.

                                  ARTICLE 6.

                             Conditions Precedent

  Section 6.1 Conditions to Each Party's Obligation to Effect The Merger.

  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

  (a) Stockholder Approvals.

    Each of the Phone Stockholder Approval and the Software.com Stockholder Approval shall have been obtained.

  (b) HSR Act.

    The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

  (c) Governmental and Regulatory Approvals.

    Other than the filing of the Certificates of Merger provided for under
  Section 1.3 and filings pursuant to the HSR Act (which are addressed in Section 6.1(b)), all consents, approvals and actions of, filings with and notices to any Governmental Entity required of Phone, Software.com or any of their subsidiaries to consummate the Merger and the other transactions contemplated hereby (together with the matters contemplated by Section 6.1(b), the "Requisite Regulatory Approvals") shall have been obtained.

  (d) No Injunctions or Restraints.

    No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect (i) preventing the consummation of the Merger, or (ii) which otherwise is reasonably likely to have a material adverse effect on Phone following the Effective Time or the effective operation of the combined company following consummation of the Merger.

  (e) Form S-4.

    The Form S-4 shall have become effective under the Securities Act prior to the mailing of the Joint Proxy Statement by each of Phone and Software.com to their respective stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

  (f) Nasdaq Listings.

    The shares of Phone Common Stock issuable to the stockholders of Software.com as contemplated by Article 2 shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

  Section 6.2 Conditions to Obligations of Software.com.

  The obligation of Software.com to effect the Merger is further subject to satisfaction or waiver of the following conditions:

  (a) Representations and Warranties.

    The representations and warranties of Phone and Merger Sub set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties (other than those set forth in Section 3.1(c)) which shall be true and correct in all material respects to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a "material adverse effect" on Phone.

  (b) Performance of Obligations of Phone and Merger Sub.

    Each of Phone and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

  (c) No Material Adverse Change.

    At any time after the date of this Agreement there shall not have occurred any material adverse change relating to Phone.

  (d) Officer's Certificate.

    Software.com shall have received an officer's certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Phone to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

  (e) Tax Opinion.

    Software.com shall have received an opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, in form and substance reasonably satisfactory to Software.com, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of section 368(a) of the Code.

  In rendering such opinion, Wilson, Sonsini, Goodrich & Rosati, Professional Corporation may receive and rely upon representations contained in certificates of Software.com, Phone, Merger Sub and others, and the parties agree to provide Wilson, Sonsini, Goodrich & Rosati, Professional Corporation with such certificates as Wilson, Sonsini, Goodrich & Rosati, Professional Corporation may reasonably request in connection with rendering its opinion.

  Section 6.3 Conditions to Obligations of Phone and Merger Sub.

  The obligations of Phone and Merger Sub to effect the Merger are further subject to satisfaction or waiver of the following conditions:

  (a) Rpresentations and Warranties.

    The representations and warranties of Software.com set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties (other than those set forth in Section 3.2(c)) which shall be true and correct in all material respects to be so true and correct (without giving effect to any limitation as to "materiality," or "material adverse effect" set forth therein) does not have, and is not likely to have, individually or in the aggregate, a material adverse effect on Software.com.

  (b) Performance of Obligations of Software.com.

    Software.com shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

  (c) No Material Adverse Change.

    At any time after the date of this Agreement there shall not have occurred any material adverse change relating to Software.com.

  (d) Officer's Certificate.

    Phone shall have received an officer's certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of Software.com to the effect that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

  (e) Tax Opinion.

    Phone shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Phone, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of section 368(a) of the Code.

  In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may receive and rely upon representations contained in certificates of Phone, Merger Sub, Software.com and others, and the parties agree to provide Skadden, Arps, Slate, Meagher & Flom LLP with such certificates as Skadden, Arps, Slate, Meagher & Flom LLP may reasonably request in connection with rendering its opinion.

                                  ARTICLE 7.

                       Termination, Amendment and Waiver

  Section 7.1 Termination.

  This Agreement may be terminated at any time prior to the Effective Time, and (except in the case of 7.1(e) or 7.1(f)) whether before or after the Phone Stockholder Approval or the Software.com Stockholder Approval:

    (a) by mutual written consent of Software.com and Phone, if the Board of Directors of each so determines by a vote of a majority of its entire board;

    (b) by either the Board of Directors of Software.com or the Board of Directors of Phone:

      (i) if the Merger shall not have been consummated by March 31, 2001 (the "Outside Date") unless such termination right has been expressly restricted in writing by the Board of Directors of Software.com or Phone, as the case may be; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; provided, however, that in the event either Phone or Software.com has received a request, demand or legal order from a Governmental Entity with responsibility for administering antitrust, competition or other similar foreign rules, regulations or laws for additional documentation or other information, the Outside Date shall be extended to June 30, 2001;

      (ii) if the Phone Stockholder Approval shall not have been obtained at a Phone Stockholders' Meeting duly convened therefor or at any adjournment or postponement thereof;

      (iii) if the Software.com Stockholder Approval shall not have been obtained at a Software.com Stockholders' Meeting duly convened therefor or at any adjournment or postponement thereof;

      (iv) if any Restraint having any of the effects set forth in Section 6.1(d) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable;

    (c) by the Board of Directors of Software.com if either of Phone or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by Phone or is not cured within fifteen (15) business days of written notice thereof;

    (d) by the Board of Directors of Phone, if Software.com shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by Software.com or is not cured within fifteen
  (15) business days of written notice thereof;

    (e) by the Board of Directors of Software.com, at any time prior to the Phone Stockholders' Meeting, if (i) the Phone Board of Directors shall have
  (A) failed to include in the Joint Proxy Statement to the stockholders of Phone, its recommendation without modification or qualification that such stockholders approve the issuance of Phone Common Stock in the Merger and the Charter Amendment, (B) subsequently withdrawn such recommendation, (C) modified or qualified such recommendation in a manner adverse to the interests of Software.com or (D) failed to reconfirm such recommendation within ten (10) business days of receipt of a written request from Software.com to do so or (ii) Phone shall have materially breached the provisions of Section 4.2 of this Agreement;

    (f) by the Board of Directors of Phone, at any time prior to the Software.com Stockholders' Meeting, if (i) the Software.com Board of Directors shall have (A) failed to include in the Joint Proxy Statement to the stockholders of Software.com, its recommendation without modification or qualification that such stockholders approve this Agreement and the transaction contemplated hereby, or (B) subsequently withdrawn such recommendation, or (C) modified or qualified such recommendation in a manner adverse to the interests of Phone, or (D) failed to reconfirm such recommendation within ten (10) business days of receipt of a written request from Phone to do so or (ii) Software.com shall have materially breached the provisions of Section 4.3 of this Agreement.

  Section 7.2 Effect of Termination.

  (a) In the event of termination of this Agreement as provided in Section 7.1 hereof, and subject to the provisions of Section 8.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (i) as set forth in this Section 7.2 and in Sections 5.3, 5.6, 3.1(n) and 3.2(n) hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

  (b) (1) If this Agreement is terminated by Software.com or Phone pursuant to
Section 7.1(b)(ii) hereof because of the failure to obtain the required approval from the Phone stockholders and at the time of such termination or prior to the meeting of Phone's stockholders there shall have been a publicly-announced and not irrevocably and unconditionally withdrawn offer or proposal for, or any agreement with respect to, a transaction that would constitute an Alternative Transaction (as defined in Section 4.2(a) hereof, except that for purposes of this Section 7.2(b), the applicable percentage of clause (i) of such definition shall be fifty percent (50%)) involving Phone or any of the Phone subsidiaries (whether or not such offer, proposal, announcement or agreement shall have been rejected prior to the time of such termination or of the meeting), Phone shall pay to Software.com an amount equal to Software.com's actual out-of-pocket fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (the "Software.com Expenses").

  (2) If, within twelve (12) months following a termination contemplated by
(1) above, (x) Phone consummates an Alternative Transaction or (y) Phone enters into an agreement or binding letter of intent providing for an Alternative Transaction, then Phone shall pay to Software.com a termination fee equal to One Hundred Ninety-Five Million Dollars ($195,000,000.00) (the "Termination Fee") minus the Software.com Expenses already paid pursuant to
(1) above.

  (3) If this Agreement is terminated (i) by Software.com as a result of Phone's material breach of Section 5.1(b) hereof, which is not cured within thirty (30) days after notice thereof to Phone, or (ii) by Software.com pursuant to Section 7.1(e) hereof, Phone shall pay to Software.com an amount equal to the Termination Fee.

  (c) (1) If this Agreement is terminated by Software.com or Phone pursuant to
Section 7.1(b)(iii) hereof because of the failure to obtain the required approval from the Software.com stockholders and at the time of such termination or prior to the meeting of Software.com's stockholders there shall have been a publicly-announced and not irrevocably and unconditionally withdrawn offer or proposal for, or any agreement with respect to, a transaction that would constitute an Alternative Transaction (as defined in Section 4.2(a) hereof, except that for purposes of this Section 7.2(c), the applicable percentage of clause (i) of such definition shall be fifty percent (50%)) involving Software.com or any of the Software.com subsidiaries (whether or not such offer, proposal, announcement or agreement shall have been rejected prior to the time of such termination or of the meeting), Software.com shall pay to Phone an amount equal to Phone's actual out-of-pocket fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (the "Phone Expenses").

  (2) If, within twelve (12) months following a termination contemplated by
(1) above, (x) Software.com consummates an Alternative Transaction or (y) Software.com enters into an agreement or binding letter of intent providing for an Alternative Transaction, then Software.com shall pay to Phone a termination fee equal to the Termination Fee minus the Phone Expenses already paid pursuant to (1) above.

  (3) If this Agreement is terminated (i) by Phone as a result of Software.com's material breach of Section 5.1(c) hereof which is not cured within thirty (30) days after notice thereof to Software.com, or (ii) by Phone pursuant to Section 7.1(f) hereof, Software.com shall pay to Phone an amount equal to the Termination Fee.

  (d) Each payment of Software.com Expenses, Phone Expenses or the Termination Fee payable under Sections 7.2(b)(1) , 7.2(b)(2), 7.2 (c)(1) or 7.2(c)(2)
above shall be payable in cash, payable no later than one (1) business day following the delivery of notice of termination to the other party.

  (e) Each Termination Fee payable under Section 7.2(b)(3) shall be payable in cash and shares of Phone Common Stock, in such combination as Phone may elect (provided that the cash component must be at least Forty Million Dollars ($40,000,000.00)) with an aggregate value (for all purposes of this Section 7.2(e), such shares of Phone Common Stock shall be valued at a price per share equal to the average closing price per share of Phone Common Stock for the five (5) most recent trading days that Phone Common Stock has traded ending on the trading day immediately prior to the termination date, as reported on the Nasdaq National Market) equal to the Termination Fee, payable no later than three (3) business days following the delivery of notice of termination to the other party. If Phone satisfies its obligation to pay the Termination Fee in part by issuing shares of Phone Common Stock (the "Phone Termination Fee Shares"), then Software.com shall be entitled to registration rights with respect to such shares as described in the Phone Stock Option Agreement (treating Phone Termination Fee Shares for all purposes of Section 7 of the Phone Stock Option Agreement as if they were Option Shares (as defined in the Phone Stock Option Agreement)).

  (f) Each Termination Fee payable under Section 7.2(c)(3) shall be paid in cash and shares of Software.com Common Stock, in such combination as Software.com may elect (provided that the cash component must be at least Forty Million Dollars ($40,000,000.00)) with an aggregate value (for all purposes of this Section 7.2(e), such shares of Software.com Common Stock to be valued at a price per share equal to the average closing price per share of Software.com Common Stock for the five (5) most recent trading days that Software.com Common Stock has traded ending on the trading day immediately prior to the termination date, as reported on the Nasdaq National Market) equal to the Termination Fee, payable no later than three (3) business days following the delivery of notice of termination to the other party. If Software.com satisfies its obligation to pay the Termination Fee in part by issuing shares of Software.com Common Stock (the "Software.com Termination Fee Shares"), then Phone shall be entitled to registration rights with respect to such shares as described in the Software.com Stock Option Agreement (treating Software.com Termination Fee Shares for all purposes of Section 7 of the Software.com Stock Option Agreement as if they were Option Shares (as defined in the Software.com Stock Option Agreement)).

  (g) Software.com and Phone agree that the agreements contained in Sections 7.2(b) and (c) above are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to promptly pay to the other any fee due under such Sections 7.2(b) and (c), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

  Section 7.3 Amendment.

  Subject to compliance with applicable law, this Agreement may be amended by the parties at any time before or after the Phone Stockholder Approval or the Software.com Stockholder Approval; provided, however, that after any such approval, there may not be, without further approval of such the stockholders of Phone (in the case of the Phone Stockholder Approval) and the stockholders of Software.com (in the case of the Software.com Stockholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Software.com Common Stock hereunder, or which by law otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties' respective Boards of Directors or a duly designated committee thereof.

  Section 7.4 Extension; Waiver.

  At any time prior to the Effective Time, a party may, subject to the proviso of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE 8.

                              General Provisions

  Section 8.1 Nonsurvival of Representations and Warranties.

  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

  Section 8.2 Notices.

  All notices, requests, claims, demands, and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a) if to Software.com to:

    Software.com, Inc.
    525 Anacapa Street
    Santa Barbara, CA 93101
    Attention: General Counsel
    Facsimile: (805) 957-1532

  with copies to:

    Wilson Sonsini Goodrich & Rosati, Professional Corporation
    650 Page Mill Road
    Palo Alto, CA 94304
    Attention: Elizabeth R. Flint, Esq.
    Facsimile: (650) 493-6811

  and to:

    Wilson Sonsini Goodrich & Rosati, Professional Corporation
    Spear Street Tower, Suite 3300
    One Market Plaza
    San Francisco, CA 94105
    Attention: Steve L. Camahort, Esq.
    Facsimile: (415) 947-2099

  (b) if to Phone or Merger Sub, to it at:

    Phone.com, Inc.
    800 Chesapeake Drive
    Redwood City, CA 94063
    Attention: General Counsel
    Facsimile: (650) 817-7190

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    525 University Avenue, Suite 220
    Palo Alto, CA 94301
    Attention: Kenton J. King, Esq.
    Facsimile: (650) 470-4570

  Section 8.3 Definitions.

    For purposes of this Agreement:

    (a) An "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

    (b) "material adverse change" or "material adverse effect" means, when used in connection with Phone or Software.com, any change, effect, event, occurrence or state of facts that is or could reasonably be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole, it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a material adverse effect: (i) a change in the market price or trading volume of Software.com Common Stock or Phone Common Stock, as the case may be or (ii) conditions affecting the U.S. economy as a whole;

    (c) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

    (d) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person; and

    (e) "knowledge" of any person which is not an individual means the knowledge of such person's executive officers or senior management of such person's operating divisions and segments.

  Section 8.4 Interpretation.

  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

  Section 8.5 Counterparts.

  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

  Section 8.6 Entire Agreement; No Third-Party Beneficiaries.

  This Agreement (including the documents and instruments referred to herein), the Option Agreements, the Voting Agreements and the Confidentiality Agreement
(a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.5, are not intended to confer upon any person other than the parties any rights or remedies.

  Section 8.7 Governing Law.

  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

  Section 8.8 Assignment.

  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  Section 8.9 Consent to Jurisdiction.

  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

  Section 8.10 Headings, etc.

  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 8.11 Severability.

  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

  IN WITNESS WHEREOF, Software.com, Phone.com and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Phone.com, Inc.

                                                    /s/ Alain Rossmann
                                          By: _________________________________
                                            Name: Alain Rossmann
                                            Title:Chief Exercutive Officer

                                          Silver Merger Sub Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

  IN WITNESS WHEREOF, Software.com, Phone.com and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Phone.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Silver Merger Sub Inc.

                                                    /s/ Kennen J. Hagen
                                          By: _________________________________
                                            Name: Kennen J. Hagen
                                            Title:Vice President--Corp.
                                            Development

  IN WITNESS WHEREOF, Software.com, Phone.com and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.com, Inc.

                                                  /s/ John L. MacFarlane
                                          By: _________________________________
                                            Name: John L. MacFarlane
                                            Title:CEO

                                          Phone.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Silver Merger Sub Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

             AGREEMENT TO AMEND AGREEMENT AND PLAN OF MERGER

  AGREEMENT TO AMEND AGREEMENT AND PLAN OF MERGER dated as of October 5, 2000, by and among Phone.com, Inc., a Delaware corporation ("Phone"), Silver Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Phone ("Sub"), and Software.com, Inc., a Delaware corporation ("Software").

  WHEREAS, Phone, Sub and Software have entered into an Agreement and Plan of Merger, dated as of August 8, 2000, by and among Phone, Sub and Software (the "Merger Agreement"); and

  WHEREAS, each of the respective Boards of Directors of Phone, Sub and Software has deemed it advisable and in the best interests of each of Phone, Sub and Software, respectively, and has resolved that the name of Phone from and after the Effective Time (as defined in the Merger Agreement) shall remain "Phone.com, Inc." until such time as the Board of Directors of Phone shall otherwise determine; and

  WHEREAS, the respective Board of Directors of each of Phone, Sub and Software has deemed it advisable and in the best interests of each of Phone, Sub and Software, respectively, and has resolved that Phone will not amend the Phone ESPP (as defined in the Merger Agreement) to provide a special offering period that would permit Software.com employees to immediately participate in the Phone ESPP after the Effective Time; and

  WHEREAS, each of the respective Boards of Directors of Phone, Sub and Software has deemed it advisable and in the best interests of each of Phone, Sub and Software, respectively, and has resolved that the Merger Agreement be amended to reflect the foregoing and certain other ministerial matters; and

  WHEREAS, Section 7.3 of the Merger Agreement sets forth the manner in which the Merger Agreement may be amended.

  NOW, THEREFORE, intending to be legally bound, the parties agree pursuant to
Section 7.3 of the Merger Agreement, to amend and modify the Merger Agreement as set forth below to reflect the true intention and agreement of the parties:

 Fifth recital ("Whereas"   Amend the fifth recital ("Whereas" clause) to read
 clause) of the Merger      in its entirety as follows "WHEREAS, the Board of
 Agreement                  Directors of Phone has resolved to recommend to
                            Phone's stockholders the approval of the issuance
                            of shares of Phone Common Stock (as hereinafter
                            defined) pursuant to the Merger".

 Section 1.5 of the Merger  Amend Section 1.5 to read in its entirety as
 Agreement                  follows: "At the Effective Time, subject to the
                            requirements of Section 5.5, the certificate of
                            incorporation and the by-laws of Merger Sub, as in
                            effect immediately prior to the Effective Time,
                            shall become the certificate of incorporation and
                            by-laws of the Surviving Corporation, in each case
                            until thereafter amended in accordance with
                            applicable law, except that from and after the
                            Effective Time, Article First of the certificate
                            of incorporation shall read in its entirety as
                            follows: "The name of the corporation is
                            "Software.com, Inc.' (hereinafter, the
                            "Corporation")."

 Section 2.1(d) of the      Amend the heading in Section 2.1(d) to read in its
 Merger Agreement           entirety as follows:
                            (d) Assumption and Conversion of Software.com
                            Options and Assumption of Software.com Stock
                            Plans.

 Section 2.1(d)(ii) of the  Amend the first sentence of Section 2.1(d)(ii) to
 Merger Agreement           read in its entirety as follows: "As of the
                            Effective Time, Phone shall assume in full each
                            Software.com Option, all of the other rights and
                            obligations of Software.com under the Software.com
                            Stock Plans (as defined in Section 3.2(c)) as
                            provided herein, and each Software.com Stock
                            Plan."

 Section 2.1(e) of the      Amend Section 2.1(e) by deleting the words: ";
 Merger Agreement           provided, however, that Phone shall amend the
                            Phone ESPP to provide for a special offering
                            period that permits Software.com employees the
                            ability to immediately participate in the Phone
                            ESPP after the Effective Time, and that service
                            with Software.com shall be treated as service with
                            Phone for determining eligibility of
                            Software.com's employees under the Phone ESPP" at
                            the end of Section 2.1(e).

 Section 2.2(e)(ii) of the  Amend Section 2.2(e)(ii) to read in its entirety
 Merger Agreement           as follows: "Notwithstanding any other provision
                            of this Agreement, each holder of shares of
                            Software.com Common Stock converted pursuant to
                            the Merger who would otherwise have been entitled
                            to receive a fraction of a share of Phone Common
                            Stock (after taking into account all Certificates
                            delivered by such holder) shall receive, in lieu
                            thereof, cash (without interest) in an amount
                            equal to (i) such fraction multiplied by (ii) the
                            average of the closing price of a share of Phone
                            Common Stock for the ten (10) most recent trading
                            days that Phone Common Stock has traded ending on
                            the trading day immediately prior to the Effective
                            Time, as reported on the Nasdaq National Market."

 Section 3.1(l) of the      Amend Section 3.1(l) to read in its entirety as
 Merger Agreement           follows: "The affirmative vote at the Phone
                            Stockholders' Meeting (the "Phone Stockholder
                            Approval") of the holders of a majority of all
                            outstanding shares of Phone Common Stock present
                            in person or by proxy and entitled to vote at a
                            duly convened and held meeting of Phone
                            stockholders to approve the issuance of shares of
                            Phone Common Stock pursuant to the Merger is the
                            only vote of the holders of any class or series of
                            Phone's capital stock necessary to adopt this
                            Agreement and approve the transactions
                            contemplated hereby."

 Section 4.2(b) of the      Amend Section 4.2(b) by deleting the words: "or
 Merger Agreement           the Charter Amendment" at the end of clause (i).

 Section 5.1(b) of the      Amend Section 5.1(b) by deleting the words: "and
 Merger Agreement           the Phone Charter Amendment" at the end of Section
                            5.1(b).

 Add new Section 5.18 to    Add a new Section 5.18 to read in its entirety as
 the Merger Agreement       follows:
                            "SECTION 5.18 Name of Phone.

                            The parties agree that after the Effective Time, the name of Phone shall continue to be 'Phone.com, Inc.' until the Board of Directors of Phone shall otherwise determine."

 Section 7.1(e) of the      Amend Section 7.1(e) by deleting the words: "and
 Merger Agreement           the Charter Amendment" at the end of the clause
                            (i)(A).

  Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof, and constitutes the entire agreement of Phone, Sub and Software with respect to the matters set forth herein. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of this Agreement shall govern. Each and every other term, condition, covenant, representation, warranty and provision set forth in the Merger Agreement shall remain in full force and effect. All references to the Merger Agreement in any other agreement or document shall hereinafter be deemed to refer to the Merger Agreement as amended hereby.

  Any amendment to or modification of this Agreement shall be effected in accordance with the provisions of Section 7.3 of the Merger Agreement.

  This Agreement shall be effective as of the date first above written.

                                          Phone.com, Inc.

                                                    /s/ Alan Black
                                          By:
                                            -----------------------------------

                                            Name:  Alan Black

                                            Title:  Senior Vice President,
                                                    Corporate Affairs and
                                                    Chief Financial Officer

                                          Silver Merger Sub Inc.

                                                   /s/ Linda Speer
                                          By:
                                            -----------------------------------

                                            Name:  Linda R. Speer

                                            Title:  Vice President

                                          Software.com, Inc.

                                                 /s/ Craig Shelburne

                                          By:
                                            -----------------------------------

                                            Name:  Craig A. Shelburne

                                            Title:  Senior Vice President and
                                                    General Counsel

                                                                         ANNEX B
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                             STOCK OPTION AGREEMENT

                            (PHONE.COM, INC. SHARES)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            STOCK OPTION AGREEMENT

                           (PHONE.COM, INC. SHARES)

  THIS STOCK OPTION AGREEMENT (this "AGREEMENT"), dated August 8, 2000, between Phone.com, Inc., a Delaware corporation ("Issuer"), and Software.com, Inc., a Delaware corporation ("Grantee").

                                  WITNESSETH:

  WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into Grantee with Grantee continuing as the surviving corporation upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement); and

  WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

  1. Grant of Option. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, sixteen million five hundred sixteen thousand four hundred ninety-five (16,516,495) shares of fully paid and nonassessable common stock of the Issuer, par value $.001 per share ("Common Stock"), equal to and in no event exceeding nineteen and nine-tenths percent (19.9%) of the shares of Common Stock outstanding as of July 31, 2000 the date hereof, at a purchase price of $78.0625 per share of Common Stock as adjusted in accordance with the provisions of Section 6 of this Agreement (such price, as adjusted if applicable, the "Option Price").

  2. Exercise of Option.

  (a) Grantee may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined), provided that Grantee shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) on or prior to the last date of the six (6)-month period following such Triggering Event (the "Option Expiration Date").

  (b) The term "Option Termination Event" shall mean the first day after the earliest to occur of the following dates: (i) the date on which the Effective Time of the Merger occurs; (ii) the last date of the twelve (12) month period beginning on the date of termination of the Merger Agreement pursuant to
Section 7.1(b)(ii); provided, that such termination has given rise to the right of Grantee to receive payment of Software.com Expenses pursuant to
Section 7.2(b)(1) of the Merger Agreement; provided, that subsequent to such termination, if an event occurs that gives rise to the obligation of Issuer to pay the Termination Fee pursuant to Section 7.2(b)(2) of the Merger Agreement, then the last date of the six (6) month period beginning on the date of actual payment of the Termination Fee by Issuer to Grantee pursuant to Section 7.2(b)(2) of the Merger Agreement; (iii) the date of termination of the Merger Agreement by either party pursuant to the provisions of any section of the Merger Agreement other than Sections 7.1(b)(ii) (other than as provided in clause (ii) above); provided, that such termination occurs prior to the occurrence of a Triggering Event; and (iv) the last date of the six (6) month period beginning on the date of the first occurrence of a Triggering Event; provided, however, that if the Option cannot be exercised as of any such date by reason of any applicable judgment, decree, law, regulation or order (each, an "Impediment"), or by reason of the waiting period under the HSR Act, then the Option Termination

Event shall be delayed until the date which is thirty (30) days after such Impediment has been removed or such waiting period has expired.

  (c) Triggering Event. The term "Triggering Event" shall mean any termination of the Merger Agreement which entitles Grantee to receive payment of the Termination Fee from Issuer pursuant to Section 7.2 of the Merger Agreement.

  (d) Notice of Triggering Event. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, and in any event within twenty-four (24) hours, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option or for a Triggering Event to have occurred.

  (e) Notice of Exercise; Closing. In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date which shall be a business day not earlier than three (3) business days nor later than sixty (60) business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated, in the reasonable opinion of Grantee, by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if, in the reasonable opinion of Grantee, prior notification to or approval of any regulatory agency is required in connection with such purchase, Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Closing Date relating thereto.

  (f) Purchase Price. At the Closing referred to in subsection (e) of this
Section 2, Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

  (g) Issuance of Common Stock. At such Closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this
Section 2, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder, and the Grantee shall deliver to Issuer this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

  (h) Legend. Certificates for Common Stock delivered at a Closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

  "THE TRANSFER AND VOTING OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN PROVISIONS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND ISSUER AND TO RESALE RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF ISSUER AND WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR."

  It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and
(iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) and both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

  (i) Record Holder; Expenses. Upon the Closing, Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Grantee or the Issuer shall have failed or refused to designate the bank account described in subsection (f) of this
Section 2. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Grantee or its assignee, transferee or designee.

  3. Conditions to Delivery of Option Shares. The obligation of Issuer to deliver Option Shares upon any exercise of the Option is subject to the satisfaction of the following conditions:

    (a) All waiting periods, if any, under the HSR Act applicable to the issuance of Option Shares hereunder shall have expired or been terminated; and

    (b) There shall be no preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing or prohibiting such exercise of the Option or the delivery of the Option Shares in respect of such exercise.

  4. Reservation of Shares. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 6) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including without limitation complying with all premerger notification, reporting and waiting periods in the HSR Act and the rules and regulations thereunder) in order to permit Grantee to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

  5. Lost Options. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date.

  6. Adjustment Upon Changes in Capitalization. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 6.

    (a) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date hereof (other than by reason of subsection (b) of this Section 6), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance of additional shares, such number of shares then remaining subject to the Option, together with shares theretofore issued pursuant to the Option, equals nineteen and nine-tenths percent (19.9%) of the number of such shares of Common Stock then issued and outstanding.

    (b) In the event of any change in Common Stock by reason of stock dividends, other dividends on the Common Stock payable in securities or other property (other than regular cash dividends), stock splits, merger, recapitalization, combinations, subdivisions, conversions, exchanges of shares or other similar transactions, then the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted, and proper provision will be made in the agreements governing such transaction so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

    (c) Whenever the number of shares of outstanding Common Stock changes after the date hereof as a result of the events described in clause (b) hereof (but not the events described in clause (a) hereof), the Option Price shall be adjusted by multiplying the Option Price by a fraction the numerator of which shall be equal to the aggregate number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the aggregate number of shares of Common Stock purchasable immediately after the adjustment.

    (d) No adjustment made in accordance with this Section 6 shall constitute or be deemed a waiver of any breach of any of Issuer's representations, warranties, covenants, agreements or obligations contained in the Merger Agreement.

    (e) If the Issuer satisfies a portion of its obligation to pay Grantee a termination fee as permitted by Section 7.2 of the Merger Agreement by issuing to Grantee shares of Common Stock (the "Termination Fee Shares"), then the number of shares of Common Stock subject to the Option (including those Option Shares which may have already been exercised) will be adjusted so that the sum of the number of shares of Common Stock subject to the Option and the number of Termination Fee Shares equals nineteen and nine-tenths percent (19.9%) of the number of shares of Common Stock then issued and outstanding, without giving effect to any Option Shares or Termination Fee Shares.

  7. Registration Rights.

  (a) As used in this Agreement, "Registrable Securities" means each of the Option Shares issued to Grantee hereunder and any other securities issued in exchange for, or issued as dividends or otherwise on or in respect of, any of such Option Shares.

  (b) At any time or from time to time within three (3) years of the first Closing, Grantee may make a written request to Issuer for registration under and in accordance with the provisions of the Securities Act with respect to all or any part of the Registrable Securities (a "Demand Registration"). A Demand Registration may be, at the option of Grantee, a shelf registration or a registration involving an underwritten offering. As soon as reasonably practicable after Grantee's request for a Demand Registration, Issuer shall file one or more registration statements on any appropriate form with respect to all of the Registrable Securities requested to be so registered; provided that Issuer will not be required to file any such registration statement during any period of time (not to exceed sixty (60) days after such request in the case of clause (i) below or ninety (90) days in the case of clauses (ii) or (iii) below) when (i) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time, (ii) Issuer is required under the Securities Act to include audited financial statements for any period in such registration statement that are not yet available for inclusion therein, or (iii) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer or any of its affiliates. Issuer shall use its best efforts to have the Demand Registration declared effective as soon as reasonably practicable after such filing and to keep the Demand Registration continuously effective for a period of at least sixty (60) days following the date on which the Demand Registration is declared effective, in the case of an underwritten offering, or at least one hundred twenty (120) days following the date on which the Demand Registration is declared effective, in the case of a shelf registration; provided that, if for any reason the effectiveness of any Demand Registration is suspended, the required period of effectiveness shall be extended by the aggregate number of days of each such suspension; and provided, further, that the effectiveness of any Demand Registration may be terminated if and when all of the Registrable Securities covered thereby shall have been sold. Grantee shall be entitled to two (2) Demand Registrations: provided, that only requests relating to a registration statement that has become effective under the Securities Act shall be counted for purposes of determining the number of Demand Registrations made. If any Demand Registration involves an underwritten offering, (i) Issuer shall have the right to select the managing underwriter, which shall be reasonably acceptable to Grantee and (ii) Issuer shall enter into an underwriting agreement in customary form.

  (c) If at any time within two (2) years of the first Closing, Issuer proposes to file a registration statement under the Securities Act with respect to any shares of any class of its equity securities to be sold for the account of Issuer (other than a registration statement on Form S-4 or Form S-8 or any successor form), and the registration form to be used may be used for the registration of Registrable Securities, then Issuer shall in each case give written notice of such proposed filing to Grantee at least twenty (20) days before the anticipated filing date, and Grantee shall have the right to include in such registration such number of Registrable Securities as Grantee may request (such request to be made by written notice to Issuer within fifteen (15) days following Grantee's receipt from Issuer of such notice of proposed filing) (an "Incidental Registration"). Issuer shall use its commercially reasonable efforts to cause the managing underwriter of any proposed underwritten offering to permit Grantee to include in such offering all Registrable Securities requested by Grantee to be included in the registration for such offering on the same terms and conditions as any similar securities of Issuer included therein. Notwithstanding the foregoing, if the managing underwriter of such offering advises Grantee that, in the reasonable opinion of such underwriter, the amount of Registrable Securities which Grantee requests to be included in such offering would materially and adversely affect the success of such offering, then the amount of Registrable Securities to be offered shall be reduced to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such underwriter; provided that if the amount of Registrable Securities shall be so reduced, Issuer shall include in such offering (i) first all shares proposed to be included therein by the Issuer and (ii) second the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by any other stockholder of the Issuer. Participation by Grantee in any Incidental registration shall not affect the obligation of the Company to effect Demand Registrations under this Section
4.1. The issuer may withdraw any registration under the Securities Act that gives rise to an Incidental Registration without consent of Grantee.

  (d) In the event that Registrable Securities are included in a "piggyback" registration statement pursuant to Section 7(c) hereof, Grantee agrees not to effect any public sale or distribution of the issue being registered or a similar security of Issuer, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act, during the ten (10) business days prior to, and during the ninety (90)-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent timely notified in writing by Issuer, in the case of a non-underwritten public offering, or by the managing underwriter, in the case of an underwritten public offering. In the event that Grantee requests a Demand Registration or if Registrable Securities are included in a "piggyback" registration pursuant to Section 7(c) hereof, Issuer agrees not to effect any public sale or distribution of the issue being registered or a similar security of Issuer, or any securities convertible into or exchangeable or exercisable for such securities, during the period from such request until ninety (90) days after the effective date of such registration statement (except as part of such registration or pursuant to a registration of securities on Form S-4 or Form S-8 or any successor form).

  (e) Notwithstanding anything to the contrary contained herein, in the event that Grantee requests a Demand Registration or a "piggyback" registration of Registrable Securities pursuant to Section 7(b) or 7(c) hereof, respectively, Issuer shall have the right to purchase all, but not less than all, of the Registrable Securities requested to be so registered, upon the terms and subject to the conditions set forth in this Section 7(e). If Issuer wishes to exercise such purchase right, then within two (2) business days following receipt of a request for a Demand Registration or a "piggyback" registration, Issuer shall send a written notice (a "Repurchase Notice") to Grantee specifying that Issuer wishes to exercise such purchase right, a date for the closing of such purchase, which shall not be more than five (5) business days after delivery of such Repurchase Notice, and a place for the closing of such purchase (a "Repurchase Closing"). Upon delivery of a Repurchase Notice subject to applicable Delaware law, a binding agreement shall be deemed to exist between Grantee and Issuer providing for the purchase by Issuer of the Registrable Securities requested to be registered by Grantee, upon the terms and subject to the conditions set forth in this Section 7(e). The purchase price per share or other unit of Registrable Securities (the "Repurchase Price") shall equal the average per share or per unit closing price as quoted on the Nasdaq (or if not then quoted thereon, on such other exchange or quotation system on which the Registrable Securities are quoted) for the period of five (5) trading days ending on the trading day immediately prior to the day on which Grantee requests a Demand Registration or a "piggyback" registration of the Registrable Securities which Issuer subsequently elects to purchase. Grantee's obligation to deliver any Registrable Securities at a Repurchase Closing shall be subject to the condition that, at such Repurchase Closing, Issuer shall have delivered to Grantee a certificate signed on behalf of Issuer by Issuer's chief executive officer and chief financial officer, which certificate shall be satisfactory in form and substance to Grantee, to the effect that the purchase by Issuer of such Registrable Securities (i) is permitted under applicable Delaware corporate law and under the fraudulent conveyance provisions of the federal bankruptcy code and (ii) does not violate any material agreement to which Issuer or any of its subsidiaries is a party or by which any of their properties or assets is bound. At any Repurchase Closing, Issuer shall pay to Grantee the aggregate Repurchase Price for the Registrable Securities being purchased by wire transfer of immediately available funds or by delivering to Grantee a certified or bank check payable to or on the order of Grantee in an amount equal to such aggregate Repurchase Price, and Grantee will surrender to Issuer a certificate or certificates evidencing such Registrable Securities. A purchase of Registrable Securities by Issuer pursuant to this Section 7(e) shall be considered a Demand Registration for purposes of Section 7(b) hereof.

  (f) The registrations effected under this Section 7 shall be effected at Issuer's expense except for underwriting commissions allocable to the Registrable Securities. Issuer shall indemnify and hold harmless Grantee, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this Section 7; provided, however, that Issuer shall not be liable in any such case to Grantee or any affiliate or controlling person of Grantee or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to Issuer specifically for use in the preparation thereof by Grantee such affiliate, controlling person, officer, director, agent or representative, as the case may be.

  8. Repurchase of Option and Option Shares.

  (a) At the request of and upon notice by Grantee (the "Put Notice") at any time during the period during which the Option is exercisable pursuant to
Section 2 (the "Purchase Period"), the Issuer (or any successor entity thereof) will purchase from Grantee all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, and all or any portion of the Option Shares, if any, acquired by Grantee pursuant thereto, at the price set forth in subparagraph (ii) below:

    (i) the difference between the "Market/Tender Offer Price" for the Common Stock as of the date Grantee gives notice of its intent to exercise its rights under this Section 7(a) (defined as the higher of (A) the highest price per share offered as of such date pursuant to any Acquisition Proposal which was made prior to such date and (B) the average closing sale price of Common Stock then on the Nasdaq National Market during the five
  (5) trading days ending on the trading day immediately preceding such date) and the Exercise Price, multiplied by the number of Common Stock purchasable pursuant to the Option, but only if the Market/Tender Offer Price is greater than the Exercise Price. For purposes of determining the highest price offered pursuant to any Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such considerations are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Issuer.

    (ii) The Market/Tender Offer Price multiplied by the number of shares of Common Stock so purchased.

  9. Representations and Warranties of the Issuer. Issuer hereby represents and warrants to Grantee as follows:

    (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

    (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

    (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation, as amended to date, or Bylaws, as amended to date, of Issuer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Issuer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such violations, breaches, defaults, terminations, cancellations, accelerations or conflicts which could not, individually or in the aggregate, have a material adverse effect (as defined in the Merger Agreement) on Issuer and its Subsidiaries, taken as a whole, or impair the ability of Issuer to consummate the transactions contemplated by this Agreement.

    (d) The Issuer has taken, and will in the future take, all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

  10. Representations and Warranties of the Grantee. Grantee hereby represents and warrants to Issuer as follows:

    (a) Grantee has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Grantee. This Agreement is the valid and legally binding obligation of Grantee, enforceable against Grantee in accordance with its terms.

    (b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation, as amended to date, or Bylaws, as amended to date, of Grantee, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Grantee or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, degree, statute, law, ordinance, rule or regulation applicable to Grantee or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such violations, breaches, defaults, terminations, cancellations, accelerations or conflicts which could not, individually or in the aggregate, have a material adverse effect (as defined in the Merger Agreement) on Grantee and its Subsidiaries, taken as a whole, or impair the ability of Grantee to consummate the transactions contemplated by this Agreement.

    (c) The Grantee has taken, and will in the future take, all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

  11. Grantee Compliance. Grantee shall acquire the Option Shares for investment purposes only and not with a view to any distribution thereof in violation of the Securities Act, and shall not sell any Option Shares purchased pursuant to this Agreement except in compliance with the Securities Act.

  12. Assignment of Option by Grantee. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

  13. Limitation of Grantee Profit.

  (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed Two Hundred Thirty Million Four Hundred Fifty-Four Thousand Five Hundred Forty-Five dollars ($230,454,545.00) (the "Profit Cap") and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by, or Termination Fee Shares (or other securities into which such Termination Fee Shares are converted or exchanged) to Grantee (valued, for the purposes of this Section 12(a) at the average closing sales price per share of Common Stock (or if there is no sale on such date then the average between the closing bid and ask prices on any such day) as reported by the Nasdaq National Market for the five
(5) consecutive trading days preceding the day on which the Grantee's Total Profit exceeds the Profit Cap, (iii) pay cash to the Issuer, (iv) reduce the number of Termination Fee Shares to be paid by the Grantee or (v) any combination thereof, so that Grantee's actually realized Total Profit shall not exceed the Profit Cap after taking into account the foregoing actions.

  (b) As used herein, the term "Total Profit" shall mean the amount (before taxes) of the following: (a) the aggregate amount of (i) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares or Termination Fee Shares (or any other securities into which such Option Shares or Termination Fee Shares are converted or exchanged) to any unaffiliated party or to Issuer pursuant to this Agreement, less (y) the Grantee's purchase price of such Option Shares or other securities, (ii) any amounts received by Grantee on the transfer of the Option (or any portion thereof), if permitted hereunder, and (iii) the amount received by Grantee pursuant to Section 7.2 of the Merger Agreement; minus (b) the amount of cash theretofore paid to the Issuer pursuant to this Section 12 plus the value of the Option Shares or Termination Fee Shares or other securities theretofore delivered to the Issuer for cancellation pursuant to this Section 12.

  (c) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Grantee to receive nor relieve Issuer's obligation to pay a fee pursuant to Section 7.2 of the Merger Agreement; provided that if Total Profit received by Grantee would exceed the Profit Cap following the receipt of such fee, Grantee shall be obligated to comply with the terms of Section 12(a) within five (5) days of the later of (i) the date of receipt of such fee and (ii) the date of receipt of the net cash by Grantee pursuant to the sale of Option Shares or Termination Fee Shares (or, any other securities into which such Option Shares or Termination Fee Shares are converted or exchanged) pursuant to this Agreement.

  (d) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares that would, as of the Notice Date, result in a Notional Total Profit (as defined below) of more than the Profit Cap; provided; however, that Grantee may indicate in its notice of exercise that Grantee is taking any of the actions described in subsection (a) hereof so as to reduce the Notional Total Profit to not more than the Profit Cap and preserve its rights to exercise the Option for the resulting number of Option Shares. "Notional Total Profit" shall mean, with respect to any number of Option Shares as to which the Grantee may propose to exercise the Option, the Total Profit determined as of the Notice Date assuming that the Option was exercised on such date for such number of Option Shares and assuming such Option Shares, together with all other Option Shares held by the Grantee and its affiliates as of such date, were sold for cash at the closing sales price for Common Stock as of the close of business on the preceding trading day.

  (e) For purposes of Section 11(a) and clause (iii) of Section 11(b), the value of any Option Shares delivered by Grantee to the Issuer shall be the average closing sales price per share of Common Stock (or if there is no sale on such date then the average between the closing bid and ask prices on any such day) as reported by the Nasdaq National Market for the five (5) consecutive trading days preceding the day the Grantee's Total Profit exceeds the Profit Cap.

  14. Application for Regulatory Approval. Each of Grantee and Issuer will use its commercially reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq National Market upon official notice of issuance.

  15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

  16. Separability of Provisions. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

  17. Notices. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by overnight courier or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

  18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  19. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same agreement.

  20. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  21. Entire Agreement. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

  22. Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

  23. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.Com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Phone.Com, Inc.

                                                    /s/ Alain Rossmann
                                          By: _________________________________
                                            Name:Alain Rossmann
                                            Title:CEO

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.Com, Inc.

                                                  /s/ John L. MacFarlane
                                          By: _________________________________
                                            Name:John L. MacFarlane
                                            Title:CEO

                                          Phone.Com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                                                         ANNEX C
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                             STOCK OPTION AGREEMENT

                          (SOFTWARE.COM, INC. SHARES)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            STOCK OPTION AGREEMENT

                          (SOFTWARE.COM, INC. SHARES)

  THIS STOCK OPTION AGREEMENT (this "AGREEMENT"), dated August 8, 2000, between Software.com, Inc., a Delaware corporation ("Issuer"), and Phone.com, Inc., a Delaware corporation ("Grantee"),

                                  WITNESSETH:

  WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), which provides, among other things, for the merger of Merger Sub with and into Issuer with Issuer continuing as the surviving corporation upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement); and

  WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

  1. Grant of Option. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, nine million seven hundred twenty-four thousand four hundred sixty (9,724,460) shares of fully paid and nonassessable common stock of the Issuer, par value $.001 per share ("Common Stock"), equal to and in no event exceeding nineteen and nine-tenths percent (19.9%) of the shares of Common Stock outstanding as of the date hereof, at a purchase price of $125.7197 per share of Common Stock as adjusted in accordance with the provisions of Section 6 of this Agreement (such price, as adjusted if applicable, the "Option Price").

  2. Exercise of Option.

  (a) Grantee may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined), provided that Grantee shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) on or prior to the last date of the six (6)-month period following such Triggering Event (the "Option Expiration Date").

  (b) The term "Option Termination Event" shall mean the first day after the earliest to occur of the following dates: (i) the date on which the Effective Time of the Merger occurs; (ii) the last date of the twelve (12) month period beginning on the date of termination of the Merger Agreement pursuant to
Section 7.1(b)(iii); provided, that such termination has given rise to the right of Grantee to receive payment of Software.com Expenses pursuant to
Section 7.2(c)(1) of the Merger Agreement; provided, that subsequent to such termination, if an event occurs that gives rise to the obligation of Issuer to pay the Termination Fee pursuant to Section 7.2(c)(2) of the Merger Agreement, then the last date of the six (6) month period beginning on the date of actual payment of the Termination Fee by Issuer to Grantee pursuant to Section 7.2(c)(2) of the Merger Agreement; (iii) the date of termination of the Merger Agreement by either party pursuant to the provisions of any section of the Merger Agreement other than Sections 7.1(b)(iii) (other than as provided in clause (ii) above); provided, that such termination occurs prior to the occurrence of a Triggering Event; and (iv) the last date of the six (6) month period beginning on the date of the first occurrence of a Triggering Event; provided, however, that if the Option cannot be exercised as of any such date by reason of any applicable judgment, decree, law, regulation or order

(each, an "Impediment"), or by reason of the waiting period under the HSR Act, then the Option Termination Event shall be delayed until the date which is thirty (30) days after such Impediment has been removed or such waiting period has expired.

  (c) Triggering Event. The term "Triggering Event" shall mean any termination of the Merger Agreement which entitles Grantee to receive payment of the Termination Fee from Issuer pursuant to Section 7.2 of the Merger Agreement.

  (d) Notice of Triggering Event. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, and in any event within twenty-four (24) hours, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option or for a Triggering Event to have occurred.

  (e) Notice of Exercise; Closing. In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date which shall be a business day not earlier than three (3) business days nor later than sixty (60) business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated, in the reasonable opinion of Grantee, by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if, in the reasonable opinion of Grantee, prior notification to or approval of any regulatory agency is required in connection with such purchase, Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Closing Date relating thereto.

  (f) Purchase Price. At the Closing referred to in subsection (e) of this
Section 2, Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

  (g) Issuance of Common Stock. At such Closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this
Section 2, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder, and the Grantee shall deliver to Issuer this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

  (h) Legend. Certificates for Common Stock delivered at a Closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

  "THE TRANSFER AND VOTING OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN PROVISIONS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND ISSUER AND TO RESALE RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF ISSUER AND WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR."

  It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "Securities Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and
(iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) and both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

    (i) Record Holder; Expenses. Upon the Closing, Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to Grantee or the Issuer shall have failed or refused to designate the bank account described in subsection (f) of this Section 2. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Grantee or its assignee, transferee or designee.

  3. Conditions to Delivery of Option Shares. The obligation of Issuer to deliver Option Shares upon any exercise of the Option is subject to the satisfaction of the following conditions:

    (a) All waiting periods, if any, under the HSR Act applicable to the issuance of Option Shares hereunder shall have expired or been terminated; and

    (b) There shall be no preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing or prohibiting such exercise of the Option or the delivery of the Option Shares in respect of such exercise.

  4. Reservation of Shares. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 6) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including without limitation complying with all premerger notification, reporting and waiting periods in the HSR Act and the rules and regulations thereunder) in order to permit Grantee to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

  5. Lost Options. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date.

  6. Adjustment upon Changes in Capitalization. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 6.

    (a) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date hereof (other than by reason of subsection (b) of this Section 6), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance of additional shares, such number of shares then remaining subject to the Option, together with shares theretofore issued pursuant to the Option, equals nineteen and nine-tenths percent (19.9%) of the number of such shares of Common Stock then issued and outstanding.

    (b) In the event of any change in Common Stock by reason of stock dividends, other dividends on the Common Stock payable in securities or other property (other than regular cash dividends), stock splits, merger, recapitalization, combinations, subdivisions, conversions, exchanges of shares or other similar transactions, then the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted, and proper provision will be made in the agreements governing such transaction so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

    (c) Whenever the number of shares of outstanding Common Stock changes after the date hereof as a result of the events described in clause (b) hereof (but not the events described in clause (a) hereof), the Option Price shall be adjusted by multiplying the Option Price by a fraction the numerator of which shall be equal to the aggregate number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the aggregate number of shares of Common Stock purchasable immediately after the adjustment.

    (d) No adjustment made in accordance with this Section 6 shall constitute or be deemed a waiver of any breach of any of Issuer's representations, warranties, covenants, agreements or obligations contained in the Merger Agreement.

    (e) If the Issuer satisfies a portion of its obligation to pay Grantee a termination fee as permitted by Section 7.2 of the Merger Agreement by issuing to Grantee shares of Common Stock (the "Termination Fee Shares"), then the number of shares of Common Stock subject to the Option (including those Option Shares which may have already been exercised) will be adjusted so that the sum of the number of shares of Common Stock subject to the Option and the number of Termination Fee Shares equals nineteen and nine-tenths percent (19.9%) of the number of shares of Common Stock then issued and outstanding, without giving effect to any Option Shares or Termination Fee Shares.

  7. Registration Rights.

  (a) As used in this Agreement, "Registrable Securities" means each of the Option Shares issued to Grantee hereunder and any other securities issued in exchange for, or issued as dividends or otherwise on or in respect of, any of such Option Shares.

  (b) At any time or from time to time within three (3) years of the first Closing, Grantee may make a written request to Issuer for registration under and in accordance with the provisions of the Securities Act with respect to all or any part of the Registrable Securities (a "Demand Registration"). A Demand Registration may be, at the option of Grantee, a shelf registration or a registration involving an underwritten offering. As soon as reasonably practicable after Grantee's request for a Demand Registration, Issuer shall file one or more registration statements on any appropriate form with respect to all of the Registrable Securities requested to be so registered; provided that Issuer will not be required to file any such registration statement during any period of time (not to exceed sixty (60) days after such request in the case of clause (i) below or ninety (90) days in the case of clauses (ii) or (iii) below) when (i) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time, (ii) Issuer is required under the Securities Act to include audited financial statements for any period in such registration statement that are not yet available for inclusion therein, or (iii) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer or any of its affiliates. Issuer shall use its best efforts to have the Demand Registration declared effective as soon as reasonably practicable after such filing and to keep the Demand Registration continuously effective for a period of at least sixty (60) days following the date on which the Demand Registration is declared effective, in the case of an underwritten offering, or at least one hundred twenty (120) days following the date on which the Demand Registration is declared effective, in the case of a shelf registration; provided that, if for any reason the effectiveness of any Demand Registration is suspended, the required period of effectiveness shall be extended by the aggregate number of days of each such suspension; and provided, further, that the effectiveness of any Demand Registration may be terminated if and when all of the Registrable Securities covered thereby shall have been sold. Grantee shall be entitled to two (2) Demand Registrations; provided, that only requests relating to a registration statement that has become effective under the Securities Act shall be counted for purposes of determining the number of Demand Registrations made. If any Demand Registration involves an underwritten offering, (i) Issuer shall have the right to select the managing underwriter, which shall be reasonably acceptable to Grantee and (ii) Issuer shall enter into an underwriting agreement in customary form.

  (c) If at any time within two (2) years of the first Closing, Issuer proposes to file a registration statement under the Securities Act with respect to any shares of any class of its equity securities to be sold for the account of Issuer (other than a registration statement on Form S-4 or Form S-8 or any successor form), and the registration form to be used may be used for the registration of Registrable Securities, then Issuer shall in each case give written notice of such proposed filing to Grantee at least twenty (20) days before the anticipated filing date, and Grantee shall have the right to include in such registration such number of Registrable Securities as Grantee may request (such request to be made by written notice to Issuer within fifteen (15) days following Grantee's receipt from Issuer of such notice of proposed filing) (an "Incidental Registration"). Issuer shall use its commercially reasonable efforts to cause the managing underwriter of any proposed underwritten offering to permit Grantee to include in such offering all Registrable Securities requested by Grantee to be included in the registration for such offering on the same terms and conditions as any similar securities of Issuer included therein. Notwithstanding the foregoing, if the managing underwriter of such offering advises Grantee that, in the reasonable opinion of such underwriter, the amount of Registrable Securities which Grantee requests to be included in such offering would materially and adversely affect the success of such offering, then the amount of Registrable Securities to be offered shall be reduced to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such underwriter; provided that if the amount of Registrable Securities shall be so reduced, Issuer shall include in such offering (i) first all shares proposed to be included therein by the Issuer and (ii) second the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by any other stockholder of the Issuer. Participation by Grantee in any Incidental registration shall not affect the obligation of the Company to effect Demand Registrations under this Section
4.1. The issuer may withdraw any registration under the Securities Act that gives rise to an Incidental Registration without consent of Grantee.

  (d) In the event that Registrable Securities are included in a "piggyback" registration statement pursuant to Section 7(c) hereof, Grantee agrees not to effect any public sale or distribution of the issue being registered or a similar security of Issuer, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the Securities Act, during the ten (10) business days prior to, and during the ninety (90)-day period beginning on, the effective date of such registration statement (except as part of such registration), if and to the extent timely notified in writing by Issuer, in the case of a non-underwritten public offering, or by the managing underwriter, in the case of an underwritten public offering. In the event that Grantee requests a Demand Registration or if Registrable Securities are included in a "piggyback" registration pursuant to Section 7(c) hereof, Issuer agrees not to effect any public sale or distribution of the issue being registered or a similar security of Issuer, or any securities convertible into or exchangeable or exercisable for such securities, during the period from such request until ninety (90) days after the effective date of such registration statement (except as part of such registration or pursuant to a registration of securities on Form S-4 or Form S-8 or any successor form).

  (e) Notwithstanding anything to the contrary contained herein, in the event that Grantee requests a Demand Registration or a "piggyback" registration of Registrable Securities pursuant to Section 7(b) or 7(c) hereof, respectively, Issuer shall have the right to purchase all, but not less than all, of the Registrable Securities requested to be so registered, upon the terms and subject to the conditions set forth in this Section 7(e). If Issuer wishes to exercise such purchase right, then within two (2) business days following receipt of a request for a

Demand Registration or a "piggyback" registration, Issuer shall send a written notice (a "Repurchase Notice") to Grantee specifying that Issuer wishes to exercise such purchase right, a date for the closing of such purchase, which shall not be more than five (5) business days after delivery of such Repurchase Notice, and a place for the closing of such purchase (a "Repurchase Closing"). Upon delivery of a Repurchase Notice subject to applicable Delaware law, a binding agreement shall be deemed to exist between Grantee and Issuer providing for the purchase by Issuer of the Registrable Securities requested to be registered by Grantee, upon the terms and subject to the conditions set forth in this Section 7(e). The purchase price per share or other unit of Registrable Securities (the "Repurchase Price") shall equal the average per share or per unit closing price as quoted on the Nasdaq (or if not then quoted thereon, on such other exchange or quotation system on which the Registrable Securities are quoted) for the period of five (5) trading days ending on the trading day immediately prior to the day on which Grantee requests a Demand Registration or a "piggyback" registration of the Registrable Securities which Issuer subsequently elects to purchase. Grantee's obligation to deliver any Registrable Securities at a Repurchase Closing shall be subject to the condition that, at such Repurchase Closing, Issuer shall have delivered to Grantee a certificate signed on behalf of Issuer by Issuer's chief executive officer and chief financial officer, which certificate shall be satisfactory in form and substance to Grantee, to the effect that the purchase by Issuer of such Registrable Securities (i) is permitted under applicable Delaware corporate law and under the fraudulent conveyance provisions of the federal bankruptcy code and (ii) does not violate any material agreement to which Issuer or any of its subsidiaries is a party or by which any of their properties or assets is bound. At any Repurchase Closing, Issuer shall pay to Grantee the aggregate Repurchase Price for the Registrable Securities being purchased by wire transfer of immediately available funds or by delivering to Grantee a certified or bank check payable to or on the order of Grantee in an amount equal to such aggregate Repurchase Price, and Grantee will surrender to Issuer a certificate or certificates evidencing such Registrable Securities. A purchase of Registrable Securities by Issuer pursuant to this Section 7(e) shall be considered a Demand Registration for purposes of Section 7(b) hereof.

  (f) The registrations effected under this Section 7 shall be effected at Issuer's expense except for underwriting commissions allocable to the Registrable Securities. Issuer shall indemnify and hold harmless Grantee, its affiliates and controlling persons and their respective officers, directors, agents and representatives from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, all out-of-pocket expenses, investigation expenses, expenses incurred with respect to any judgment and fees and disbursements of counsel and accountants) arising out of or based upon any statements contained in, or omissions or alleged omissions from, each registration statement (and related prospectus) filed pursuant to this Section 7; provided, however, that Issuer shall not be liable in any such case to Grantee or any affiliate or controlling person of Grantee or any of their respective officers, directors, agents or representatives to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or omission or alleged omission made in such registration statement or prospectus in reliance upon, and in conformity with, written information furnished to Issuer specifically for use in the preparation thereof by Grantee such affiliate, controlling person, officer, director, agent or representative, as the case may be.

  8. Repurchase of Option and Option Shares.

  (a) At the request of and upon notice by Grantee (the "Put Notice") at any time during the period during which the Option is exercisable pursuant to
Section 2 (the "Purchase Period"), the Issuer (or any successor entity thereof) will purchase from Grantee all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, and all or any portion of the Option Shares, if any, acquired by Grantee pursuant thereto, at the price set forth in subparagraph (ii) below:

    (i) The difference between the "Market/Tender Offer Price" for the Common Stock as of the date Grantee gives notice of its intent to exercise its rights under this Section 7(a) (defined as the higher of (A) the highest price per share offered as of such date pursuant to any Acquisition Proposal which was made prior to such date and (B) the average closing sale price of Common Stock then on the Nasdaq National Market during the five
  (5) trading days ending on the trading day immediately preceding such date) and the Exercise Price, multiplied by the number of Common Stock purchasable pursuant to the Option, but only if the Market/Tender Offer Price is greater than the Exercise Price. For purposes of determining the highest price offered pursuant to any Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such considerations are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Issuer.

    (ii) The Market/Tender Offer Price multiplied by the number of shares of Common Stock so purchased.

  9. Representations and Warranties of the Issuer. Issuer hereby represents and warrants to Grantee as follows:

  (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

  (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

  (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation, as amended to date, or Bylaws, as amended to date, of Issuer, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Issuer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such violations, breaches, defaults, terminations, cancellations, accelerations or conflicts which could not, individually or in the aggregate, have a material adverse effect (as defined in the Merger Agreement) on Issuer and its Subsidiaries, taken as a whole, or impair the ability of Issuer to consummate the transactions contemplated by this Agreement.

  (d) The Issuer has taken, and will in the future take, all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

  10. Representations and Warranties of the Grantee. Grantee hereby represents and warrants to Issuer as follows:

    (a) Grantee has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Grantee. This Agreement is the valid and legally binding obligation of Grantee, enforceable against Grantee in accordance with its terms.

    (b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in any violation or breach of any provision of the Certificate of Incorporation, as amended to date, or Bylaws, as amended to date, of Grantee, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Grantee or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict or violate any permit, concession, franchise, license, judgment, order, degree, statute, law, ordinance, rule or regulation applicable to Grantee or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such violations, breaches, defaults, terminations, cancellations, accelerations or conflicts which could not, individually or in the aggregate, have a material adverse effect (as defined in the Merger Agreement) on Grantee and its Subsidiaries, taken as a whole, or impair the ability of Grantee to consummate the transactions contemplated by this Agreement.

    (c) The Grantee has taken, and will in the future take, all steps necessary to irrevocably exempt the transactions contemplated by this Agreement from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

  11. Grantee Compliance. Grantee shall acquire the Option Shares for investment purposes only and not with a view to any distribution thereof in violation of the Securities Act, and shall not sell any Option Shares purchased pursuant to this Agreement except in compliance with the Securities Act.

  12. Assignment of Option by Grantee. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

  13. Limitation of Grantee Profit.

  (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed Two Hundred Thirty Million Four Hundred Fifty-Four Thousand Five Hundred Forty-Five dollars ($230,454,545.00) (the "Profit Cap") and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by, or Termination Fee Shares (or other securities into which such Termination Fee Shares are converted or exchanged) to Grantee (valued, for the purposes of this Section 12(a) at the average closing sales price per share of Common Stock (or if there is no sale on such date then the average between the closing bid and ask prices on any such day) as reported by the Nasdaq National Market for the five
(5) consecutive trading days preceding the day on which the Grantee's Total Profit exceeds the Profit Cap, (iii) pay cash to the Issuer, (iv) reduce the number of Termination Fee Shares to be paid by the Grantee or (v) any combination thereof, so that Grantee's actually realized Total Profit shall not exceed the Profit Cap after taking into account the foregoing actions.

  (b) As used herein, the term "Total Profit" shall mean the amount (before taxes) of the following: (a) the aggregate amount of (i) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares or Termination Fee Shares (or any other securities into which such Option Shares or Termination Fee Shares are converted or exchanged) to any unaffiliated party or to Issuer pursuant to this Agreement, less (y) the Grantee's purchase price of such Option Shares or other securities, (ii) any amounts received by Grantee on the transfer of the Option (or any portion thereof), if permitted hereunder, and (iii) the amount received by Grantee pursuant to

Section 7.2 of the Merger Agreement; minus (b) the amount of cash theretofore paid to the Issuer pursuant to this Section 12 plus the value of the Option Shares or Termination Fee Shares or other securities theretofore delivered to the Issuer for cancellation pursuant to this Section 12.

  (c) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Grantee to receive nor relieve Issuer's obligation to pay a fee pursuant to Section 7.2 of the Merger Agreement; provided that if Total Profit received by Grantee would exceed the Profit Cap following the receipt of such fee, Grantee shall be obligated to comply with the terms of Section 12(a) within five (5)days of the later of (i) the date of receipt of such fee and (ii) the date of receipt of the net cash by Grantee pursuant to the sale of Option Shares or Termination Fee Shares (or, any other securities into which such Option Shares or Termination Fee Shares are converted or exchanged) pursuant to this Agreement.

  (d) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares that would, as of the Notice Date, result in a Notional Total Profit (as defined below) of more than the Profit Cap; provided, however, that Grantee may indicate in its notice of exercise that Grantee is taking any of the actions described in subsection (a) hereof so as to reduce the Notional Total Profit to not more than the Profit Cap and preserve its rights to exercise the Option for the resulting number of Option Shares. "Notional Total Profit" shall mean, with respect to any number of Option Shares as to which the Grantee may propose to exercise the Option, the Total Profit determined as of the Notice Date assuming that the Option was exercised on such date for such number of Option Shares and assuming such Option Shares, together with all other Option Shares held by the Grantee and its affiliates as of such date, were sold for cash at the closing sales price for Common Stock as of the close of business on the preceding trading day.

  (e) For purposes of Section 11(a) and clause (iii) of Section 11(b), the value of any Option Shares delivered by Grantee to the Issuer shall be the average closing sales price per share of Common Stock (or if there is no sale on such date then the average between the closing bid and ask prices on any such day) as reported by the Nasdaq National Market for the five (5) consecutive trading days preceding the day the Grantee's Total Profit exceeds the Profit Cap.

  14. Application for Regulatory Approval. Each of Grantee and Issuer will use its commercially reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq National Market upon official notice of issuance.

  15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

  16. Separability of Provisions. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

  17. Notices. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by overnight courier or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

  18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

  19. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same agreement.

  20. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  21. Entire Agreement. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

  22. Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

  23. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Phone.com, Inc.

                                                    /s/ Alain Rossmann
                                          By: _________________________________
                                            Name: Alain Rossmann
                                            Title:Chief Executive Officer

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Software.com, Inc.

                                                   /s/ John L MacFarlane
                                          By: _________________________________
                                            Name: John L MacFarlane
                                            Title:CEO

                                          Phone.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                                                        ANNEX D

                      FORM OF PHONE.COM VOTING AGREEMENT

  VOTING AGREEMENT (this "Voting Agreement"), dated as of August 8, 2000, by and between Software.com, Inc., a Delaware corporation ("Software.com") and
       (the "Stockholder").

                                   RECITALS:

  WHEREAS, concurrently with the execution of this Voting Agreement, Phone.com, Inc., a Delaware corporation (the "Company") and Software.com have entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to a strategic combination of Phone and Software.com (the "Merger");

  WHEREAS, as of the date hereof, Stockholder is the record and Beneficial
Owner (as defined hereinafter) of      Existing Shares (as defined
hereinafter) of the Common Stock, $0.001 par value, of the Company (the "Company Common Stock");

  WHEREAS, as inducement and a condition to entering into the Merger Agreement, Software.com has required Stockholder to agree, and Stockholder has agreed, to enter into this Voting Agreement;

  NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, covenants and agreements contained in this Voting Agreement, the parties, intending to be legally bound, agree as follows:

  Section 1. Certain Definitions. In addition to the terms defined elsewhere in this Voting Agreement, capitalized terms used and not defined in this Voting Agreement have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Voting Agreement:

    (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to securities of the same issuer.

    (b) "Existing Shares" means shares of Company Common Stock Beneficially Owned by Stockholder as of the date of this Voting Agreement provided that, in the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, other than pursuant to the Merger, the term "Existing Shares" will be deemed to refer to and include the shares of Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities (as defined hereinafter) may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Voting Agreement.

    (c) "Securities" means the Existing Shares together with any shares of Company Common Stock or other securities of the Company acquired by Stockholder in any capacity after the date of this Voting Agreement and prior to its termination whether upon the exercise of options, warrants, or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, or the like, gift, bequest, inheritance, or as a successor in interest in any capacity, or otherwise.

  Section 2. Representations and Warranties of Stockholder. Stockholder represents and warrants to Software.com as follows:

    (a) Ownership of Shares. Stockholder is the sole record and Beneficial
  Owner of       Existing Shares. On the date of this Voting Agreement, the
  Existing Shares constitute all of the shares of

  Company Common Stock owned of record or Beneficially Owned by Stockholder. There are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of Company Common Stock. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5, 6 and 7 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Voting Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications, or restrictions on such rights, subject to applicable securities laws and the terms of this Voting Agreement.

    (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Voting Agreement. This Voting Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority ("Governmental Entity") is necessary for the execution of this Voting Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated by this Voting Agreement. None of the execution and delivery of this Voting Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated by this Voting Agreement or compliance by Stockholder with any of the provisions of this Voting Agreement shall (i) conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to Stockholder or any of Stockholder's properties or assets.

    (d) No Encumbrance. Except as permitted by this Voting Agreement, the Existing Shares are now and, at all times during the term of this Voting Agreement, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements, or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

    (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by this Voting Agreement based upon arrangements made by or on behalf of Stockholder.

    (f) Reliance by Software.com. Stockholder understands and acknowledges that Software.com is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Voting Agreement.

  Section 3. Representations and Warranties of Software.com. Software.com represents and warrants to Stockholder as follows:

    (a) Power; Binding Agreement. Software.com has the corporate power and authority to enter into and perform all of its obligations under this Voting Agreement. This Voting Agreement has been duly and validly executed and delivered by Software.com and constitutes a valid and binding agreement of Software.com, enforceable against Software.com in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (b) No Conflicts. Except for filings under the HSR Act and the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution of this Voting Agreement by Software.com and the consummation by Software.com of the transactions contemplated by this Voting Agreement. None of the execution and delivery of this Voting Agreement by Software.com, the consummation by Software.com of the transactions contemplated by this Voting Agreement, or compliance by Software.com with any of the provisions of this Voting Agreement shall (i) conflict with or result in any breach of any organizational documents applicable to either Software.com, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which either Software.com is a party or by which either Software.com or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to Software.com or any of its properties or assets.

  Section 4. Disclosure. Stockholder agrees to permit Software.com to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any press release or other disclosure document that Software.com, in its sole discretion, determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, Stockholder's identity and ownership of Company Common Stock and the nature of Stockholder's commitments, arrangements and understandings under this Voting Agreement.

  Section 5. Certain Restrictions.

  (a) No Solicitation. Stockholder in his, her or its capacity as such will not, and will cause its subsidiaries, partners, investment bankers, attorneys, accountants, and other agents and representatives of Stockholder (such subsidiaries, partners, investment bankers, attorneys, accountants, agents and representatives of any person are collectively referred to as the "Representatives" of such person) not to, directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Transaction (as defined in the Merger Agreement) or any inquiry with respect thereto or (ii) in the event of any unsolicited Alternative Transaction for the Company or any affiliate of the Company, engage in negotiations or discussions with, or provide any information or data to, any person (other than Software.com, any of its affiliates or representatives) relating to any Alternative Transaction; provided, that Stockholder may engage in negotiations or discussions with or provide any information or data to, any such person relating to an Alternative Transaction to the extent that Phone is permitted to engage in such activities pursuant to Section 4.2(a) of the Merger Agreement. Stockholder will, notify Software.com orally and in writing of any such offers, proposals, or inquiries relating to the purchase or acquisition by any person of Securities (including, without limitation, the terms and conditions thereof and the identity of the person making it), within 24 hours of the receipt of such offers. Stockholder will, and will cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted prior to the date of this Voting Agreement without respect to any Alternative Transaction relating to the Company, other than discussions or negotiations with Software.com and its affiliates and their Representatives.

  (b) Certain Actions. Prior to the termination of this Voting Agreement, Stockholder agrees not to, directly or indirectly, take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect.

  Section 6. Voting of Company Common Stock. Stockholder, in his, her or its capacity as such, hereby agrees that, during the period commencing on the date thirty (30) days prior to the EffectiveTime (as defined in the Merger Agreement) and continuing until the first to occur of (a) the Effective Time (as defined in the Merger Agreement) or (b) termination of this Voting Agreement in accordance with its terms, (i) Stockholder will not sell or transfer any Securities or any interest therein to any person unless each person to which any Securities, or any interest in any of such Securities, is or may be transferred shall have (x) executed a counterpart of this Voting Agreement (with such modifications as Software.com may reasonably request) and
(y) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Voting Agreement. Stockholder, in his, her or its capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time (as defined in the Merger Agreement) or (b) termination of this Voting Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present at the meeting for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities in favor of the issuance of Company Common Stock in the Merger and an amendment to the Company's certificate of incorporation to change the name of the Company as provided in the Merger Agreement.

  Section 7. Directors and Officers. Notwithstanding any provision of this Voting Agreement to the contrary, nothing in this Voting Agreement shall limit or restrict Stockholder from acting in Stockholder's capacity as a director or officer of the Company (it being understood that this Voting Agreement shall apply to Stockholder solely in Stockholder's capacity as a stockholder of the Company) or voting in Stockholder's sole discretion on any matter other than those matters referred to in Section 6(ii).

  Section 8. Proxy

  (a) Stockholder hereby irrevocably grants to, and appoints, John L. MacFarlane and Craig A. Shelburne or either of them in their respective capacities as officers of Software.com and any individual who shall hereafter succeed to any such office of Software.com and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in favor of the Merger, as specified in Section 6.

  (b) Stockholder represents that any proxies given prior to this Voting Agreement regarding the Existing Shares are not irrevocable, and that such proxies are revoked.

  (c) Stockholder affirms that the irrevocable proxy set forth in this Section 8 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Voting Agreement. Stockholder further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

  Section 9. Consents and Waivers. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights Stockholder may have.

  Section 10. Commercially Reasonable Efforts. Subject to the terms and conditions of this Voting Agreement, the Stockholder agrees to use commerically reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate the transactions contemplated by this Voting Agreement. Stockholder shall at all times publicly support the Merger; provided, however, that in the event of a Phone Subsequent Determination, the Stockholder shall have no obligation pursuant to this Section 10 other than to comply with the Stockholder's obligations under Section 6 hereof. Notwithstanding the foregoing, (i) if Stockholder is a director or officer of the Company, nothing contained in this Voting Agreement shall prohibit such director or officer from taking such action as a director or officer of the Company that may be required on the part of such person as a director or officer of the Company; and (ii) except as provided in Section 6 hereof, nothing contained in this Voting Agreement shall prohibit the Stockholder from exercising the voting rights of a stockholder of the Company.

  Section 11. Termination. This Voting Agreement and the proxy granted herein shall terminate on the earliest of (i) the termination of the Merger Agreement, (ii) the agreement of the parties hereto to terminate this Voting Agreement, or (iii) the consummation of the Merger.

  Section 12. Miscellaneous.

  (a) Entire Agreement. This Voting Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Voting Agreement.

  (b) Successors and Assigns. This Voting Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties. This Voting Agreement shall be binding upon, inure to the benefit of, and be enforceable by each party and each party's respective heirs, beneficiaries, executors, representatives, and permitted assigns.

  (c) Amendment and Modification. This Voting Agreement may not be amended, altered, supplemented, or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

  (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand, or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

  If to Software.com to:

      Software.com, Inc.
      525 Anacapa Street
      Santa Barbara, CA 93101
      Attention: General Counsel

    with a copy to:

      Wilson Sonsini Goodrich & Rosati, Professional Corporation
      650 Page Mill Road
      Palo Alto, CA 94304
      Attention: Elizabeth R. Flint, Esq.
      Telecopy No.: (650) 493-6811

    and to:

      Wilson Sonsini Goodrich & Rosati, Professional Corporation
      One Market
      Spear Tower, Suite 3300
      San Francisco, CA 94105
      Attention: Steve L. Camahort, Esq.
      Telecopy No.: (415) 947-2099

  If to Stockholder, to:


    with a copy to:


  (e) Severability. Any term or provision of this Voting Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Voting Agreement or affecting the validity or enforceability of any of the terms or provisions of this Voting Agreement in any other jurisdiction. If any provision of this Voting Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  (f) Specific Performance. Each of the parties recognizes and acknowledges a breach by it of any covenants or agreements contained in this Voting Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money, damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

  (g) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Voting Agreement or otherwise available in respect of this Voting Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Voting Agreement, and any custom or practice of the parties at variance with the terms of this Voting Agreement, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

  (h) No Third Party Beneficiaries. This Voting Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  (i) Governing Law. This Voting Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

  (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Voting Agreement.

  (k) Expenses. All costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

  (l) Further Assurances. From time to time, at any other party's request and without further consideration, each party shall execute and deliver any additional documents and take any further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Voting Agreement.

  (m) Counterparts. This Voting Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, Software.com and Stockholder have caused this Voting Agreement to be duly executed as of the day and year first written above.

                                          Software.com, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Stockholder:

                                          _____________________________________
                                          Name:

                                                                        ANNEX E

                     FORM OF SOFTWARE.COM VOTING AGREEMENT

  VOTING AGREEMENT (this "Voting Agreement"), dated as of August 8, 2000, by and between Phone.com, Inc., a Delaware corporation ("Phone") and (the "Stockholder").

                                   RECITALS:

  WHEREAS, concurrently with the execution of this Voting Agreement, Software.com, Inc., a Delaware corporation (the "Company") and Phone have entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the parties have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to a strategic combination of Phone and the Company (the "Merger");

  WHEREAS, as of the date hereof, Stockholder is the record and Beneficial
Owner (as defined hereinafter) of      Existing Shares (as defined
hereinafter) of the Common Stock, $0.001 par value, of the Company (the "Company Common Stock");

  WHEREAS, as inducement and a condition to entering into the Merger Agreement, Phone has required Stockholder to agree, and Stockholder has agreed, to enter into this Voting Agreement;

  NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, covenants and agreements contained in this Voting Agreement, the parties, intending to be legally bound, agree as follows:

  Section 1. Certain Definitions. In addition to the terms defined elsewhere in this Voting Agreement, capitalized terms used and not defined in this Voting Agreement have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Voting Agreement:

    (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act with respect to securities of the same issuer.

    (b) "Existing Shares" means shares of Company Common Stock Beneficially Owned by Stockholder as of the date of this Voting Agreement provided that, in the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, other than pursuant to the Merger, the term "Existing Shares" will be deemed to refer to and include the shares of Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities (as defined hereinafter) may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Voting Agreement.

    (c) "Securities" means the Existing Shares together with any shares of Company Common Stock or other securities of the Company acquired by Stockholder in any capacity after the date of this Voting Agreement and prior to its termination whether upon the exercise of options, warrants, or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, or the like, gift, bequest, inheritance, or as a successor in interest in any capacity, or otherwise.

  Section 2. Representations and Warranties of Stockholder. Stockholder represents and warrants to Phone as follows:

    (a) Ownership of Shares. Stockholder is the sole record and Beneficial
  Owner of       Existing Shares. On the date of this Voting Agreement, the
  Existing Shares constitute all of the shares of Company Common Stock owned of record or Beneficially Owned by Stockholder. There are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of Company Common Stock. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5, 6 and 7 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Voting Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications, or restrictions on such rights, subject to applicable securities laws and the terms of this Voting Agreement.

    (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Voting Agreement. This Voting Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any state or federal public body or authority ("Governmental Entity") is necessary for the execution of this Voting Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated by this Voting Agreement. None of the execution and delivery of this Voting Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated by this Voting Agreement or compliance by Stockholder with any of the provisions of this Voting Agreement shall (i) conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or
  (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to Stockholder or any of Stockholder's properties or assets.

    (d) No Encumbrance. Except as permitted by this Voting Agreement, the Existing Shares are now and, at all times during the term of this Voting Agreement, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements, or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

    (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by this Voting Agreement based upon arrangements made by or on behalf of Stockholder.

    (f) Reliance by Phone. Stockholder understands and acknowledges that Phone is entering into the Merger Agreement in reliance upon Stockholder's execution and delivery of this Voting Agreement.

  Section 3. Representations and Warranties of Phone. Phone represents and warrants to Stockholder as follows:

    (a) Power; Binding Agreement. Phone has the corporate power and authority to enter into and perform all of its obligations under this Voting Agreement. This Voting Agreement has been duly and validly executed and delivered by Phone and constitutes a valid and binding agreement of Phone, enforceable against Phone in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (b) No Conflicts. Except for filings under the HSR Act and the Exchange Act, no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution of this Voting Agreement by Phone and the consummation by Phone of the transactions contemplated by this Voting Agreement. None of the execution and delivery of this Voting Agreement by Phone, the consummation by Phone of the transactions contemplated by this Voting Agreement, or compliance by Phone with any of the provisions of this Voting Agreement shall (i) conflict with or result in any breach of any organizational documents applicable to either Phone, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which either Phone is a party or by which either Phone or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to Phone or any of its properties or assets.

  Section 4. Disclosure. Stockholder agrees to permit Phone to publish and disclose in all documents and schedules filed with the Securities and Exchange Commission, and any press release or other disclosure document that Phone, in its sole discretion, determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, Stockholder's identity and ownership of Company Common Stock and the nature of Stockholder's commitments, arrangements and understandings under this Voting Agreement.

  Section 5. Certain Restrictions.

  (a) No Solicitation. Stockholder (in his, her or its capacity as such) will not, and will cause its subsidiaries, partners, investment bankers, attorneys, accountants, and other agents and representatives of Stockholder (such subsidiaries, partners, investment bankers, attorneys, accountants, agents and representatives of any person are collectively referred to as the "Representatives" of such person) not to, directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Alternative Transaction (as defined in the Merger Agreement) or any inquiry with respect thereto or (ii) in the event of any unsolicited Alternative Transaction for the Company or any affiliate of the Company, engage in negotiations or discussions with, or provide any information or data to, any person (other than Phone, any of its affiliates or representatives) relating to any Alternative Transaction; provided, that Stockholder may engage in negotiations or discussions with or provide any information or data to, any such person relating to an Alternative Transaction to the extent that the Company is permitted to engage in such activities pursuant to Section 4.2(a) of the Merger Agreement. Stockholder will, notify Phone orally and in writing of any such offers, proposals, or inquiries relating to the purchase or acquisition by any person of Securities (including, without limitation, the terms and conditions thereof and the identity of the person making it), within 24 hours of the receipt of such offers. Stockholder will, and will cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any parties conducted prior to the date of this Voting Agreement without respect to any Alternative

Transaction relating to the Company, other than discussions or negotiations with Phone and its affiliates and their Representatives.

  (b) Certain Actions. Prior to the termination of this Voting Agreement, Stockholder agrees not to, directly or indirectly, take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect.

  Section 6. Voting of Company Common Stock. Stockholder, in his, her or its capacity as such, hereby agrees that, during the period commencing on the date thirty (30) days prior to the Effective Time (as defined in the Merger Agreement) and continuing until the first to occur of (a) the Effective Time (as defined in the Merger Agreement) or (b) termination of this Voting Agreement in accordance with its terms, Stockholder will not sell or transfer any Securities or any interest therein to any person unless each person to which any Securities, or any interest in any of such Securities, is or may be transferred shall have (x) executed a counterpart of this Voting Agreement (with such modifications as Phone may reasonably request) and (y) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Voting Agreement. Stockholder, in his, her or its capacity as such, hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time (as defined in the Merger Agreement) or (b) termination of this Voting Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present at the meeting for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement.

  Section 7. Directors and Officers. Notwithstanding any provision of this Voting Agreement to the contrary, nothing in this Voting Agreement shall limit or restrict Stockholder from acting in Stockholder's capacity as a director or officer of the Company (it being understood that this Agreement shall apply to Stockholder solely in Stockholder's capacity as a stockholder of the Company) or voting in Stockholder's sole discretion on any matter other than those matters referred to in Section 6(ii).

  Section 8. Proxy

  (a) Stockholder hereby irrevocably grants to, and appoints, Alan Black and Steve Peters or either of them in their respective capacities as officers of Phone and any individual who shall hereafter succeed to any such office of Phone and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in favor of the Merger, as specified in Section 6.

  (b) Stockholder represents that any proxies given prior to this Voting Agreement regarding the Existing Shares are not irrevocable, and that such proxies are revoked.

  (c)  Stockholder affirms that the irrevocable proxy set forth in this
Section 8 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Voting Agreement. Stockholder further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.

  Section 9. Consents and Waivers. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which the Stockholder is a party or pursuant to any rights Stockholder may have.

  Section 10. Commercially Reasonable Efforts. Subject to the terms and conditions of this Voting Agreement, the Stockholder agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate the transactions contemplated by this Voting Agreement. Stockholder shall at all times publicly support the Merger; provided, however, that in the event of a Phone Subsequent Determination (as defined in the Merger Agreement), the Stockholder shall have no obligation pursuant to this Section 10 other than to comply with the Stockholder's obligations under Section 6 hereof. Notwithstanding the foregoing, (i) if Stockholder is a director or officer of the Company, nothing contained in this Voting Agreement shall prohibit such director or officer from taking such action as a director or officer of the Company that may be required on the part of such person as a director or officer of the Company; and (ii) except as provided in Section 6 hereof, nothing contained in this Voting Agreement shall prohibit the Stockholder from exercising the voting rights of a stockholder of the Company.

  Section 11. Termination. This Voting Agreement and the proxy granted herein shall terminate on the earliest of (i) the termination of the Merger Agreement, (ii) the agreement of the parties hereto to terminate this Voting Agreement, or (iii) the consummation of the Merger.

  Section 12. Miscellaneous.

  (a) Entire Agreement. This Voting Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Voting Agreement.

  (b) Successors and Assigns. This Voting Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties. This Voting Agreement shall be binding upon, inure to the benefit of, and be enforceable by each party and each party's respective heirs, beneficiaries, executors, representatives, and permitted assigns.

  (c) Amendment and Modification. This Voting Agreement may not be amended, altered, supplemented, or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

  (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand, or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to Phone to:

              Phone.com, Inc.
              800 Chesapeake Drive
              Redwood City, CA 94603
              Attention: General Counsel

      with a copy to:

              Skadden, Arps, Slate, Meagher & Flom LLP
              525 University Avenue
              Palo Alto, CA 94301
              Attention: Kenton J. King, Esq.
              Telecopy No.: (650) 470-4570

    If to Stockholder, to:


      with a copy to:


    (e) Severability. Any term or provision of this Voting Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Voting Agreement or affecting the validity or enforceability of any of the terms or provisions of this Voting Agreement in any other jurisdiction. If any provision of this Voting Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    (f) Specific Performance. Each of the parties recognizes and acknowledges a breach by it of any covenants or agreements contained in this Voting Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money, damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

    (g) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Voting Agreement or otherwise available in respect of this Voting Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Voting Agreement, and any custom or practice of the parties at variance with the terms of this Voting Agreement, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    (h) No Third Party Beneficiaries. This Voting Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (i) Governing Law. This Voting Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

    (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Voting Agreement.

    (k) Expenses. All costs and expenses incurred in connection with this Voting Agreement and the transactions contemplated hereby shall be paid by the party incurring the expenses.

    (l) Further Assurances. From time to time, at any other party's request and without further consideration, each party shall execute and deliver any additional documents and take any further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Voting Agreement.

    (m) Counterparts. This Voting Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

  IN WITNESS WHEREOF, Phone.com and Stockholder have caused this Voting Agreement to be duly executed as of the day and year first written above.

                                          Phone.Com, Inc.


                                          By: _________________________________
                                            Name:
                                            Title:

                                          Stockholder:


                                          _____________________________________
                                            Name:

                                                                        ANNEX F

                      FORM OF PHONE.COM AFFILIATE LETTER

Software.com, Inc.
525 Anacapa Street
Santa Barbara, California 93101

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Phone.com, Inc., a Delaware corporation ("Phone"), as the term "affiliate" is used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Securities and Exchange Commission (the "Commission"). Pursuant to the terms of the Agreement and Plan of Merger dated as of August 8, 2000 (the "Merger Agreement"), among Phone, Silver Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Phone ("Merger Sub"), and Software.com, Inc., a Delaware corporation ("Software"), Merger Sub will be merged with and into Software (the "Merger").

  I understand that in order for the Merger to be accounted for as a pooling of interests, affiliates of Phone and Software must not reduce their interests in or risk relative to their ownership of the shares of capital stock of either Phone or Software owned by them for a certain time period prior to and following the Merger.

  As an inducement to Software to consummate the Merger, I represent to and covenant with Software that I will not, from the date thirty (30) days prior to the Effective Time (as defined in the Merger Agreement), sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any shares of the capital stock of either Software or Phone that I may hold and I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by SEC Accounting Series Release No. 135) with respect to any shares of the capital stock of Phone until after such time as combined financial results (including combined sales and net income) covering at least 30 days of combined operations of Software and Phone have been published by Phone, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q, or 8-K, or any other public filing or announcement which includes such combined results of operations (such period is referred to herein as the "Pooling Period"). Notwithstanding the foregoing, I understand that during the Pooling Period, subject to obtaining the prior written consent of Phone, I will not be prohibited from selling up to 10% of the shares of Phone Common Stock (the "10% Shares") owned by me, or making charitable contributions or bona fide gifts of the shares of Phone Common Stock owned by me, subject to the same restrictions; provided, however, that all holders of Phone Common Stock, as a group, and all holders of Software Common Stock, as a group, shall not be permitted to sell, in the aggregate, in excess of one percent (1%) of the total number of shares exchanged in the Merger (the "Threshold"). The 10% Shares shall be calculated in accordance with SEC Accounting Series Release 135, as amended, by Staff Accounting Bulletin No. 76. I covenant with Software that I will not sell, transfer or otherwise dispose of any 10% Shares during the period commencing from the Effective Time (as defined in the Merger Agreement) and ending on the last day of the Pooling Period except in compliance with Rule 145(d)(i) under the Act or pursuant to charitable contributions or bona fide gifts. I understand that Phone shall not withhold its consent to such disposition so long as such disposition is within the Threshold.

  If at any time, Phone determines that the Merger may not be accounted for as a "pooling of interests," then the restrictions in the preceding paragraph shall terminate 45 days from the later of (i) the Effective Time and (ii) the date on which it is determined that the Merger may not be accounted for as a "pooling of interests."

  I understand that, if at any time prior to the commencement of the Pooling Period I cease to be an "affiliate" of Phone, I may request in writing to Phone that I be released from my obligations hereunder and Phone shall grant such request if, in Phone's good faith judgment, Phone determines that I am, in fact, no longer an "affiliate" of Phone and such release would not otherwise prevent the Merger from being accounted for as a "pooling of interests."

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Phone as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this   day of     , 2000 by

Software.com, Inc.

By __________________________________
 Name:
 Title:

                                                                        ANNEX G

                     FORM OF SOFTWARE.COM AFFILIATE LETTER

Phone.com, Inc.
800 Chesapeake Drive
Redwood City, CA 94603

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Sofware.com, Inc., a Delaware corporation ("Software.com"), as the term "affiliate" is used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Securities and Exchange Commission (the "Commission"). Pursuant to the terms of the Agreement and Plan of Merger dated as of August 8, 2000 (the "Merger Agreement"), among Phone.com, Inc., a Delaware corporation ("Phone"), Silver Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Phone ("Merger Sub"), and Software.com, Merger Sub will be merged with and into Software.com (the "Merger").

  As a result of the Merger, I may receive shares of common stock, par value $0.001 per share, of Phone (the "Phone Securities") in exchange for shares owned by me of common stock, par value $0.001 per share, of Software.com (or upon the exercise of options for such shares).

  I hereby represent, warrant, and covenant to Phone that in the event I receive any Phone Securities as a result of the Merger:

    A. I shall not make any sale, transfer, or other disposition of the Phone Securities in violation of the Securities Act of 1933, as amended (the "Act") or the rules and regulations (the "Rules and Regulations") of the Commission under the Act.

    B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of the Phone Securities, to the extent I felt necessary, with my counsel or counsel for Software.com.

    C. I have been advised that the issuance of Phone Securities to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Software.com, (i) I may be deemed to be an affiliate of Software.com and (ii) the distribution by me of the Phone Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Phone Securities issued to me in the Merger unless (x) such sale, transfer or other disposition has been registered under the Act, (y) such sale, transfer or other disposition is made in conformity with Rule 145 (as such rule may be hereafter from time to time amended) promulgated by the Commission under the Act, or (z) in the opinion of counsel reasonably acceptable to Phone, or a "no action" letter obtained by me from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. I understand that Phone is under no obligation to register the sale, transfer, or other disposition of the Phone Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to Phone's transfer agents with respect to the Phone Securities and that there will be placed on the certificates for the Phone Securities issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
    TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES,

    AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

    F. I also understand that unless the transfer by me of my Phone Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Phone reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

  It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) evidence or representations satisfactory to Phone that the Phone Securities represented by such certificates are being or have been sold in a transaction made in conformity with the provisions of Rule 145(d) (as such rule may be hereafter from time to time amended) or (ii) Phone has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Phone, or a "no action" letter obtained by me from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to me.

  I further represent to and covenant with Phone that I will not, from the date thirty (30) days prior to the Effective Time (as defined in the Merger Agreement), sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any Software.com shares or shares of the capital stock of Phone that I may hold and I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by SEC Accounting Series Release No. 135) with respect to any Phone Securities received by me in the Merger or any other shares of the capital stock of Phone until after such time as combined financial results (including combined sales and net income) covering at least 30 days of combined operations of Software.com and Phone have been published by Phone, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations (such period is referred to herein as the "Pooling Period"). Notwithstanding the foregoing, I understand that during the Pooling Period, subject to obtaining the prior written consent of Phone, I will not be prohibited from selling up to 10% of the shares of Phone Common Stock (the "10% Shares") received by me or shares of Phone Common Stock owned by me or making charitable contributions or bona fide gifts of the shares of Phone Common Stock received by me or shares of Phone Common Stock owned by me, subject to the same restrictions; provided, however, that all holders of Phone Common Stock, as a group, and all holders of Software.com Common Stock, as a group, shall not be permitted to sell, in the aggregate, in excess of one percent (1%) of the total number of shares exchanged in the Merger (the "Threshold"). The 10% Shares shall be calculated in accordance with SEC Accounting Series Release 135, as amended, by Staff Accounting Bulletin No.
76. I covenant with Phone that I will not sell, transfer or otherwise dispose of any 10% Shares during the period commencing from the Effective Time (as defined in the Merger Agreement) and ending on the last day of the Pooling Period except in compliance with Rule 145(d)(i) under the Act or pursuant to charitable contributions or bona fide gifts. I understand that Phone shall not withhold its consent to such disposition so long as such disposition is within the Threshold.

  If at any time, Phone determines that the Merger may not be accounted for as a "pooling of interests," then the restrictions in the preceding paragraph shall terminate 45 days from the date on which it is determined that the Merger may not be accounted for as a "pooling of interests."

  I understand that, if at any time prior to the commencement of the Pooling Period I cease to be an "affiliate" of Software.com, I may request in writing to Phone that I be released from my obligations hereunder and Phone shall grant such request if, in Phone's good faith judgment, Phone determines that I am, in fact, no longer an "affiliate" of Software.com and such release would not otherwise prevent the Merger from being accounted for as a "pooling of interests."

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Software.com as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this   day of     , 2000 by

Phone.com, Inc.

By __________________________________
  Name:
  Title:

                                                                        ANNEX H

                 FORM OF SOFTWARE.COM SPECIAL AFFILIATE LETTER

Phone.com, Inc.
800 Chesapeake Drive
Redwood City, CA 94603

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Software.com, Inc., a Delaware corporation ("Software.com"), as the term "affiliate" (i) is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act") or (ii) used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Merger dated as of August 8, 2000 (the "Merger Agreement"), among Phone.com, Inc., a Delaware corporation ("Phone"), Silver Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Phone ("Merger Sub"), and Software.com, Merger Sub will be merged with and into Software.com (the "Merger").

  As a result of the Merger, I may receive shares of common stock, par value $0.001 per share, of Phone (the "Phone Securities") in exchange for shares owned by me of common stock, par value $0.001 per share, of Software.com (or upon the exercise of options for such shares).

  I hereby represent, warrant, and covenant to Phone that in the event I receive any Phone Securities as a result of the Merger:

    A. I shall not make any sale, transfer, or other disposition of the Phone Securities in violation of the Act or the Rules and Regulations.

    B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of the Phone Securities, to the extent I felt necessary, with my counsel or counsel for Software.com.

    C. I have been advised that the issuance of Phone Securities to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Software.com, (i) I may be deemed to be an affiliate of Software.com and (ii) the distribution by me of the Phone Securities has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Phone Securities issued to me in the Merger unless (x) such sale, transfer or other disposition has been registered under the Act, (y) such sale, transfer or other disposition is made in conformity with Rule 145 (as such rule may be hereafter from time to time amended) promulgated by the Commission under the Act, or (z) in the opinion of counsel reasonably acceptable to Phone, or a "no action" letter obtained by me from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

    D. I understand that Phone is under no obligation to register the sale, transfer, or other disposition of the Phone Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to Phone's transfer agents with respect to the Phone Securities and that there will be placed on the certificates for the Phone Securities issued to me, or any substitutions therefor, a legend stating in substance:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
    TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES,

    AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

    F. I also understand that unless the transfer by me of my Phone Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Phone reserves the right to put the following legend on the certificates issued to my transferee:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

  It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) evidence or representations satisfactory to Phone that the Phone Securities represented by such certificates are being or have been sold in a transaction made in conformity with the provisions of Rule 145(d) (as such rule may be hereafter from time to time amended) or (ii) Phone has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Phone, or a "no action" letter obtained by me from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to me.

  I further represent to and covenant with Phone that I will not, from the date thirty (30) days prior to the Effective Time (as defined in the Merger Agreement), sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any Software.com shares or shares of the capital stock of Phone that I may hold and I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by SEC Accounting Series Release No. 135) with respect to any Phone Securities received by me in the Merger or any other shares of the capital stock of Phone until after such time as combined financial results (including combined sales and net income) covering at least 30 days of combined operations of Software.com and Phone have been published by Phone, in the form of a quarterly earnings report, an effective registration statement filed with the Commission, a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations (such period is referred to herein as the "Pooling Period"). Notwithstanding the foregoing, I understand that during the Pooling Period, subject to obtaining the prior written consent of Phone, I will not be prohibited from selling up to 10% of the shares of Phone Common Stock (the "10% Shares") received by me or shares of Phone Common Stock owned by me or making charitable contributions or bona fide gifts of the shares of Phone Common Stock received by me or shares of Phone Common Stock owned by me, subject to the same restrictions; provided, however, that all holders of Phone Common Stock, as a group, and all holders of Software.com Common Stock, as a group, shall not be permitted to sell, in the aggregate, in excess of one percent (1%) of the total number of shares exchanged in the Merger (the "Threshold"). The 10% Shares shall be calculated in accordance with SEC Accounting Series Release 135, as amended, by Staff Accounting Bulletin No.
76. I covenant with Phone that I will not sell, transfer or otherwise dispose of any 10% Shares during the period commencing from the Effective Time (as defined in the Merger Agreement) and ending on the last day of the Pooling Period except in compliance with Rule 145(d)(i) under the Act or pursuant to charitable contributions or bona fide gifts. I understand that Phone shall not withhold its consent to such disposition so long as such disposition is within the Threshold.

  If at any time, Phone determines that the Merger may not be accounted for as a "pooling of interests," then the restrictions in the preceding paragraph shall terminate 45 days from the later of (i) the Effective Time and (ii) the date on which it is determined that the Merger may not be accounted for as a "pooling of interests."

  I understand that, if at any time prior to the commencement of the Pooling Period I cease to be an "affiliate" of Software.com, I may request in writing to Phone that I be released from my obligations hereunder and Phone shall grant such request if, in Phone's good faith judgment, Phone determines that I am, in fact, no longer an "affiliate" of Software.com and such release would not otherwise prevent the Merger from being accounted for as a "pooling of interests."

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Software.com as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          _____________________________________
                                          Name:

Accepted this   day of     , 2000 by

Phone.com

By __________________________________
  Name:
  Title:

                                                                        ANNEX I

                          MEMORANDUM OF UNDERSTANDING

  This Memorandum of Understanding ("MOU") is entered into as of August 8, 2000 (the "Effective Date"), be and between Phone.com, Inc., a Delaware corporation with its principal place of business at 800 Chesapeake Drive, Redwood City, California 94063, U.S.A. ("Phone.com") and Software.com, Inc., a Delaware corporation, with its principal place of business at 525 Anacapa Street, Santa Barbara, California 93101 ("Software.com").

  1. Each party desires to license, distribute, resell, sublicense, use and test all products which are commercially generally available of the other party (the "Transactions").

  2. The parties desire to enter into a definitive Reseller License and Services Agreement ("Definitive Agreement") to document the Transactions and the parties rights and obligations with respect thereto. Except for Paragraphs 3 through 9 below, this MOU is not binding on the parties and neither party shall be bound by any written or oral representations or negotiations between them, directly or indirectly; it being intended that only by entering into the Definitive Agreement shall the parties be bound.

  3. The parties agree to use good faith efforts to enter into a Definitive Agreement within ten (10) days from the Effective Date of this MOU.

  4. Any expenses incurred by either party in connection with the preparation and/or execution of this MOU and/or the Definitive Agreement, or in connection with the performance of any activities described hereunder, shall be borne by each party, respectively.

  5. Any and all confidential information exchanged between the parties hereunder shall be subject to the same terms and conditions contained in the Confidentiality Agreement, dated as of June 2000, between the parties.

  6. This MOU shall be construed and governed in accordance with the laws of the State of California without regard to conflict of laws rules.

  7. This MOU will cease and terminate upon the occurrence of the earliest of the following:

   (a) the parties enter into the Definitive Agreement; or
   (b) the passage of thirty (30) days from the Effective Date of this MOU.

  8. The parties agree to issue a mutually agreeable press release regarding their intent to enter into the Transactions.

  9. This MOU constitutes the entire agreement of the parties with respect to the subject matter hereof. No modification of this MOU will be binding on the parties unless it is in writing and signed by authorized representatives of both parties. Nothing herein contained shall be construed to create a joint venture, agency or partnership, or to authorize any party to act as an agent or representative for the other party. Neither party may assign this MOU, or its limited rights or obligations hereunder, to any third party without the prior written consent of the other party.

               PHONE.COM                         SOFTWARE.COM, INC.
        /s/ Alain Rossmann                       /s/ Valdur Koha
By: _______________________________    By: _________________________________
          Alain Rossmann                           Valdur Koha
Print Name: _______________________    Print Name: _________________________
    Chairman of the Board--CEO                      President
Title: ____________________________    Title: ______________________________
          August 8, 2000                         August 8, 2000
Date: _____________________________    Date: _______________________________

                                                                        ANNEX J

            [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

August 8, 2000

Board of Directors
Phone.com, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Members of the Board:

  You have asked us to advise you with respect to the fairness, from a financial point of view, to Phone.com, Inc. ("Phone.com") of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), by and among Phone.com, Silver Merger Sub Inc., a wholly owned subsidiary of Phone.com ("Merger Sub"), and Software.com, Inc. ("Software.com"). The Merger Agreement provides for, among other things, the merger (the "Merger") of Merger Sub with and into Software.com pursuant to which each outstanding share of the common stock, par value $0.001 per share, of Software.com ("Software.com Common Stock") will be converted into the right to receive 1.6105 (the "Exchange Ratio") shares of the common stock, par value $0.001 per share, of Phone.com ("Phone.com Common Stock").

  In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Phone.com and Software.com. We also have reviewed certain other information relating to Phone.com and Software.com, including certain publicly available financial forecasts, provided to or discussed with us by Phone.com and Software.com, and have met with the managements of Phone.com and Software.com to discuss the businesses and prospects of Phone.com and Software.com and potential synergies that might be achieved in the Merger. We also have considered certain financial and stock market data of Phone.com and Software.com, and we have compared those data with similar data for publicly held companies in businesses similar to those of Phone.com and Software.com, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Phone.com and Software.com referred to above, we assumed, with the consent of the managements of Phone.com and Software.com, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Phone.com and Software.com. In addition, we have relied, without independent verification, upon the assessments of the managements of Phone.com and Software.com as to (i) the strategic benefits anticipated to result from the Merger, (ii) the existing and future technology and products of Phone.com and Software.com and the risks associated with such technology and products, (iii) their ability to integrate the businesses of Phone.com and Software.com and (iv) their ability to retain key employees of Phone.com and Software.com. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Phone.com or Software.com, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of the Phone.com Common Stock actually will be when issued pursuant to the Merger or the prices at which the Phone.com Common Stock will trade subsequent to the Merger.

Board of Directors
Phone.com, Inc.
August 8, 2000
Page 2

  We have acted as financial advisor to Phone.com in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon delivery of this opinion. We and our affiliates have in the past provided financial services to Phone.com and Software.com, and may in the future provide financial services to Phone.com, unrelated to the proposed Merger, for which services we have received and will receive compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of Phone.com and Software.com for our and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of Phone.com in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to any matter relating to the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Phone.com from a financial point of view.

Very truly yours,

/s/ CREDIT SUISSE FIRST BOSTON CORPORATION

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                        ANNEX K

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]

August 8, 2000
Board of Directors
Software.com, Inc.
525 Anacapa Street,
Santa Barbara, CA 93101

Members of the Board:

  We understand that Software.com, Inc. ("Software.com" or the "Company"), Phone.com, Inc. ("Phone.com"), and Phone.com Subsidiary, Inc. ("Merger Sub"), a wholly-owned subsidiary of Phone.com, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated August 8, 2000 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Software.com. Pursuant to the Merger, Software.com will become a wholly-owned subsidiary of Phone.com and each outstanding share of common stock, $0.001 par value per share (the "Software.com Common Stock") of Software.com, other than shares held in treasury or held by Phone.com or any affiliates of Software.com or Phone.com will be converted into the right to receive 1.6105 shares (the "Exchange Ratio") of common stock, $0.001 par value per share (the "Phone.com Common Stock") of Phone.com. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Software.com Common Stock.

  For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of Software.com and Phone.com, respectively;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning Software.com and Phone.com, prepared by the managements of Software.com and Phone.com, respectively;

  (iii) reviewed certain financial projections prepared by the managements of Software.com and Phone.com;

  (iv) reviewed the pro forma impact of the Merger on certain operational and financial metrics for the combined company;

  (v) discussed the past and current operations and financial condition and the prospects of Software.com and Phone.com, including a review of publicly available projections from equity research analyst estimates and information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Software.com and Phone.com, respectively;

  (vi) reviewed the reported prices and trading activity for the Software.com Common Stock and Phone.com Common Stock;

  (vii) compared the financial performance of Software.com and Phone.com and the prices and trading activity of the Software.com Common Stock and Phone.com Common Stock with that of certain other publicly-traded companies comparable to Software.com and Phone.com, respectively, and their securities;

  (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

  (ix) reviewed and discussed with the senior managements of Software.com and Phone.com their strategic rationales for the Merger;

  (x) participated in discussions and negotiations among representatives of Software.com, Phone.com and their financial and legal advisors;

  (xi) reviewed the draft Merger Agreement and certain related documents; and

  (xii) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections and information relating to the strategic, financial and operational benefits anticipated from the Merger, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of Software.com and Phone.com, respectively. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and will be treated as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have relied upon the assessment by the managements of Software.com and Phone.com of their ability to retain key employees of Software.com and Phone.com, respectively. We have also relied upon, without independent verification, the assessment by the managements of Software.com and Phone.com of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of Software.com and Phone.com; and (iii) the validity of, and risks associated with, Software.com's and Phone.com's existing and future technologies, services or business models. We have not made any independent valuation or appraisal of the assets or liabilities or technology of Software.com and Phone.com, nor have we been furnished with any such appraisals.

  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Software.com.

  We have acted as financial advisor to the Board of Directors of Software.com in connection with this transaction and will receive a fee for our services. In the ordinary course of our business we may actively trade the securities of Software.com and Phone.com for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of Software.com and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing of a proxy or registration statement with the Securities and Exchange Commission made by Software.com in respect of this transaction. In addition, this opinion does not in any manner address the prices at which the Software.com Common Stock or the Phone.com Common Stock will trade following the consummation of the Merger, and Morgan Stanley & Co. Incorporated expresses no opinion or recommendation as to how the stockholders of Software.com should vote at the stockholders' meeting to be held in connection with the Merger.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Software.com Common Stock.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                               /s/ Nicholas deJ. Osborne
                                          By: _________________________________
                                             Nicholas deJ. Osborne
                                             Managing Director

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

  Section 145 of the DGCL provides, among other things, the Phone.com may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Phone.com) by reason of the fact that the person is or was a director, officer, agent or employee of Phone.com or is or was serving at Phone.com's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he or she reasonably believes to be in the best interest, or not opposed to the best interest, of Phone.com, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Phone.com as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to Phone.com, unless the court believes that in light of all the circumstances indemnification should apply.

  Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

  Phone.com's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.

  Phone.com's Amended and Restated Bylaws provide that:

  . it must indemnify its directors and officers to the fullest extent permitted by Delaware law;

  . it may indemnify its other employees and agents to the same extent that it indemnifies its officers and directors; and

  . it must advance expenses, as incurred, to its directors and executive officers, and its other employees or agents following authorization of indemnification of such employees or agents, in connection with a legal proceeding to the fullest extent permitted by Delaware law.

  The indemnification provisions contained in Phone.com's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, Phone.com may maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits. The following is a complete list of Exhibits filed as part of the Registration Statement, which are incorporated herein:

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of August 8, 2000, by and among the Registrant, Silver Merger Sub Inc. and Software.com, Inc.
          (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated August 17, 2000).

  2.2 Agreement and Plan of Merger, dated as of February 13, 2000, by and among the Registrant, Onyx Acquisition Corp., Onebox and Timothy
          Haley as agent of the former stockholders of Onebox.com, Inc.
          together with exhibits thereto (incorporated by reference to Exhibit
          2.1 to the Registrant's current report on Form 8-K dated May 15,
          2000).

  2.3+   Sale and Purchase Agreement dated February 8, 2000, by and among
          Phone.com, Paragon Software (Holdings) Limited and the several vendors named therein (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated March 17, 2000).

  2.4**  Separation Agreement, dated August 1, 2000, by and between the
          Registrant, Phone.com (Newbury) Limited, Colin Calder and the Stanley
          Trustee Company Limited.

  2.5    Agreement and Plan of Merger and Reorganization, dated as of December
          21, 1999, by and among the Registrant Mercedes Acquisition Corp.,
          AtMotion Inc. and Dixon R. Doll as agent of the former shareholders of AtMotion Inc. together with exhibits thereto (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form
          8-K dated February 24, 2000).

  2.6 Agreement dated October 11, 1999, between the Company and each of the shareholders of APiON (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated November 3, 1999).

  2.7 Supplemental Agreement dated October 26, 1999, between the Company and each of the shareholders of APiON (incorporated by reference to Exhibit 2.2 to the Registrant's current report on Form 8-K dated
          November 3, 1999).

  2.8    Agreement to Amend Agreement and Plan of Merger, dated as of October
          5, 2000, by and among the Registrant, Silver Merger Sub Inc. and
          Software.com, Inc.

  3.3*   Amended and Restated Bylaws of the Registrant.

  3.5*   Amended and Restated Certificate of Incorporation of Registrant.

  3.6*** Certificate of Amendment of Certificate of Incorporation of
          Registrant.

  4.1*   Form of the Registrant's Common Stock Certificate.

  4.2    Rights Agreement dated as of August 8, 2000 between the Registrant and
          U.S. Stock Transfer Corporation as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A12R dated August 17, 2000).

  5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities being registered.

  8.1    Opinion of Skadden, Arps, Slate & Flom LLP as to tax matters.

  8.2    Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
          Corporation as to tax matters.

 10.1*   Form of Indemnification Agreement.

 10.2*   1995 Stock Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.

 10.3    1996 Stock Plan, as amended, and form of stock option agreement.

 10.4*   1999 Employee Stock Purchase Plan and form of subscription agreement.

 10.5*   1999 Directors' Stock Option Plan and form of stock option agreement.

 10.6*   Fourth Amended and Restated Investor Rights Agreement dated March 12,
          1999.

 10.7*   Voting Agreement dated January 23, 1998 and amendment thereto.

 Exhibit
 Number                                Description
 -------                               -----------
 10.8*   Lease Agreement dated March 10, 1998 for offices at 800 Chesapeake by and between Registrant and Seaport Centre Associates, LLC.

 10.9*   Form of Change of Control Severance Agreement between the Registrant and certain of the Registrant's Named Executive Officers.

 10.10* Relocation Agreement dated December 23, 1996 between the Registrant and Charles Parrish.

 10.11*  Warrant Agreements to Purchase Series C Preferred Stock dated May 29,
          1997 and July 17, 1997 by and between the Registrant and Comdisco, Inc.

 10.12*  Letter Agreement dated August 18, 1997 with Malcolm Bird.

 10.13*  Incentive Compensation Plan for Malcolm Bird dated January 27, 1999.

 10.14*+ OEM Master License Agreement with RSA Data Security dated December 2,
          1996.

 10.15*  Incentive Compensation Plan for Maurice Jeffery dated March 19, 1999.

 10.16*+ Software License and Support Agreement dated as of May 1, 1996, with
          AT&T Wireless Services, Inc., as amended.

 10.17*+ Client License Agreement dated as of January 1, 1999, with Matsushita
          Communication Industrial Co., Ltd.

 10.18** First Amendment to Lease Agreement dated June 17, 1999 by and between
          Registrant and Seaport Centre Associates, LLC.

 10.19** Employment Agreement dated October 4, 1999 by and between Registrant and Mike Mulica.

 10.20** Amendment to Offer Letter, dated July 24, 2000 by and between the
          Registrant and Mike Mulica.

 10.21** Lease Agreement, dated January 21, 2000 for offices at 101 Saginaw and
          595 Penobscot by and between the Registrant and Metropolitan Life
          Insurance Company.

 10.22 Stock Option Agreement, dated August 8, 2000, between the Registrant and Software.com, Inc. (incorporated by reference to Exhibit 99.1 to the Registrant's current report on Form 8-K dated August 17, 2000).

 10.23   Stock Option Agreement, dated August 8, 2000 between Software.com,
          Inc. and the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant's current report on Form 8-K dated August 17, 2000).

 10.24   Employment Agreement, dated September 18, 2000, by and between the
          Registrant and Donald J. Listwin.

 10.25   Software.com 1995 Stock Plan.

 21.1**  Subsidiaries of the Registrant.

 23.1 Consent of KPMG LLP, independent auditors, with respect to Phone.com, Inc.

 23.2 Consent of Ernst & Young, LLP, independent auditors, with respect to Software.com, Inc., Telarc, Inc. and bCandid Corporation.

 23.3 Consent of PricewaterhouseCoopers, independent auditors, with respect to the WAP business of APiON.

 23.4 Consent of Ernst & Young LLP, independent auditors, with respect to AtMotion, Inc.

 23.5 Consent of Ernst & Young, independent auditors, with respect to Paragon Software (Holdings) Limited.

 23.6 Consent of Ernst & Young LLP, independent auditors, with respect to Onebox.com, Inc.

 23.7    Consent of KPMG LLP, independent auditors, with respect to Highwind
          Software, Inc.

 24.1 Power of Attorney (included on signature page II-6 of this Registration Statement).

 27.1**  Financial Data Schedule.

 99.2*** Consent of John L. MacFarlane, as a person designated to become a director.

 99.3*** Consent of Bernard Puckett, as a person designated to become a director.

 99.4    Form of Phone.com proxy card.

 Exhibit
 Number                      Description
 -------                     -----------
 99.5    Form of Software.com proxy card.

 99.6*** Consent of Morgan Stanley & Co. Incorporated.

 99.7*** Consent of Credit Suisse First Boston Corporation.

--------
* Incorporated herein by reference to the exhibit filed with the Registrant's Registration Statement on Form S-1 (Commission File No. 333-75219).

** Incorporated herein by reference to the exhibits filed with the Registrant's annual report on Form 10-K for the year ended June 30, 2000 (Commission File No. 000-25687).

***  Previously filed.

+ Confidential treatment has been granted by the Securities and Exchange Commission with respect to certain information in these exhibits.

  (b) Financial Statement Schedules

  See financial statement schedules listed at F-1.

  (c) Reports, Opinions or Appraisals

  None.

Item 22. Undertakings

  The undersigned registrant hereby undertakes:

    (a)(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (d) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Redwood City, State of California, on October 6, 2000.

                                          Phone.com, inc.

                                                      /s/ Alan Black
                                          By:__________________________________
                                                        Alan Black

                                             Senior Vice President, Corporate
                                                       Affairs,
                                                Chief Financial Officer and
                                                         Treasurer

  Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Donald J. Listwin            President, Chief Executive   October 6, 2000
______________________________________  Officer and Director
          Donald J. Listwin             (Principal Executive
                                        Officer)

                  *                    Executive Vice President     October 6, 2000
______________________________________  and Chairman of the Board
            Alain Rossmann              of Directors

                  *                    Senior Vice President,       October 6, 2000
______________________________________  Corporate Affairs, Chief
              Alan Black                Financial Officer and
                                        Treasurer (Principal
                                        Financial and Accounting
                                        Officer)

                  *                    Director                     October 6, 2000
______________________________________
             Roger Evans

                  *                    Director                     October 6, 2000
______________________________________
              Reed Hundt

                  *                    Director                     October 6, 2000
______________________________________
            David Kronfeld

                  *                    Director                     October 6, 2000
______________________________________
           Andrew Verhalen

          /s/ Alan Black                                            October 6, 2000
*By: _________________________________
              Alan Black
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of August 8, 2000, by and among the Registrant, Silver Merger Sub Inc. and Software.com, Inc.
          (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated August 17, 2000).

  2.2 Agreement and Plan of Merger, dated as of February 13, 2000, by and among the Registrant, Onyx Acquisition Corp., Onebox and Timothy
          Haley as agent of the former stockholders of Onebox.com, Inc.
          together with exhibits thereto (incorporated by reference to Exhibit
          2.1 to the Registrant's current report on Form 8-K dated May 15,
          2000).

  2.3+   Sale and Purchase Agreement dated February 8, 2000, by and among
          Phone.com, Paragon Software (Holdings) Limited and the several vendors named therein (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated March 17, 2000).

  2.4**  Separation Agreement, dated August 1, 2000, by and between the
          Registrant, Phone.com (Newbury) Limited, Colin Calder and the Stanley
          Trustee Company Limited.

  2.5    Agreement and Plan of Merger and Reorganization, dated as of December
          21, 1999, by and among the Registrant Mercedes Acquisition Corp.,
          AtMotion Inc. and Dixon R. Doll as agent of the former shareholders of AtMotion Inc. together with exhibits thereto (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form
          8-K dated February 24, 2000).

  2.6 Agreement dated October 11, 1999, between the Company and each of the shareholders of APiON (incorporated by reference to Exhibit 2.1 to the Registrant's current report on Form 8-K dated November 3, 1999).

  2.7 Supplemental Agreement dated October 26, 1999, between the Company and each of the shareholders of APiON (incorporated by reference to Exhibit 2.2 to the Registrant's current report on Form 8-K dated
          November 3, 1999).

  2.8    Agreement to Amend Agreement and Plan of Merger, dated as of October
          5, 2000, by and among the Registrant, Silver Merger Sub Inc. and
          Software.com, Inc.

  3.3*   Amended and Restated Bylaws of the Registrant.

  3.5*   Amended and Restated Certificate of Incorporation of Registrant.

  3.6*** Certificate of Amendment of Certificate of Incorporation of
          Registrant.

  4.1*   Form of the Registrant's Common Stock Certificate.

  4.2    Rights Agreement dated as of August 8, 2000 between the Registrant and
          U.S. Stock Transfer Corporation as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A12R dated August 17, 2000).

  5.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the legality of the securities being registered.

  8.1    Opinion of Skadden, Arps, Slate & Flom LLP as to tax matters.

  8.2    Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional
          Corporation as to tax matters.

 10.1*   Form of Indemnification Agreement.

 10.2*   1995 Stock Plan, as amended, and form of stock option agreement and restricted stock purchase agreement.

 10.3    1996 Stock Plan, as amended, and form of stock option agreement.

 10.4*   1999 Employee Stock Purchase Plan and form of subscription agreement.

 10.5*   1999 Directors' Stock Option Plan and form of stock option agreement.

 10.6*   Fourth Amended and Restated Investor Rights Agreement dated March 12,
          1999.

 10.7*   Voting Agreement dated January 23, 1998 and amendment thereto.

 10.8*   Lease Agreement dated March 10, 1998 for offices at 800 Chesapeake by and between Registrant and Seaport Centre Associates, LLC.

 Exhibit
 Number                                Description
 -------                               -----------
 10.9*   Form of Change of Control Severance Agreement between the Registrant and certain of the Registrant's Named Executive Officers.

 10.10* Relocation Agreement dated December 23, 1996 between the Registrant and Charles Parrish.

 10.11*  Warrant Agreements to Purchase Series C Preferred Stock dated May 29,
          1997 and July 17, 1997 by and between the Registrant and Comdisco, Inc.

 10.12*  Letter Agreement dated August 18, 1997 with Malcolm Bird.

 10.13*  Incentive Compensation Plan for Malcolm Bird dated January 27, 1999.

 10.14*+ OEM Master License Agreement with RSA Data Security dated December 2,
          1996.

 10.15*  Incentive Compensation Plan for Maurice Jeffery dated March 19, 1999.

 10.16*+ Software License and Support Agreement dated as of May 1, 1996, with
          AT&T Wireless Services, Inc., as amended.

 10.17*+ Client License Agreement dated as of January 1, 1999, with Matsushita
          Communication Industrial Co., Ltd.

 10.18** First Amendment to Lease Agreement dated June 17, 1999 by and between
          Registrant and Seaport Centre Associates, LLC.

 10.19** Employment Agreement dated October 4, 1999 by and between Registrant and Mike Mulica.

 10.20** Amendment to Offer Letter, dated July 24, 2000 by and between the
          Registrant and Mike Mulica.

 10.21** Lease Agreement, dated January 21, 2000 for offices at 101 Saginaw and
          595 Penobscot by and between the Registrant and Metropolitan Life
          Insurance Company.

 10.22 Stock Option Agreement, dated August 8, 2000, between the Registrant and Software.com, Inc. (incorporated by reference to Exhibit 99.1 to the Registrant's current report on Form 8-K dated August 17, 2000).

 10.23   Stock Option Agreement, dated August 8, 2000 between Software.com,
          Inc. and the Registrant (incorporated by reference to Exhibit 99.2 to the Registrant's current report on Form 8-K dated August 17, 2000).

 10.24   Employment Agreement, dated September 18, 2000, by and between the
          Registrant and Donald J. Listwin.

 10.25   Software.com 1995 Stock Plan.

 21.1**  Subsidiaries of the Registrant.

 23.1 Consent of KPMG LLP, independent auditors, with respect to Phone.com, Inc.

 23.2 Consent of Ernst & Young, LLP, independent auditors, with respect to Software.com, Inc., Telarc, Inc. and bCandid Corporation.

 23.3 Consent of PricewaterhouseCoopers, independent auditors, with respect to the WAP business of APiON.

 23.4 Consent of Ernst & Young LLP, independent auditors, with respect to AtMotion, Inc.

 23.5 Consent of Ernst & Young, independent auditors, with respect to Paragon Software (Holdings) Limited.

 23.6 Consent of Ernst & Young LLP, independent auditors, with respect to Onebox.com, Inc.

 23.7    Consent of KPMG LLP, independent auditors, with respect to Highwind
          Software, Inc.

 24.1 Power of Attorney (included on signature page II-6 of this Registration Statement).

 27.1**  Financial Data Schedule.

 99.2*** Consent of John L. MacFarlane, as a person designated to become a director.

 99.3*** Consent of Bernard Puckett, as a person designated to become a director.

 99.4    Form of Phone.com proxy card.

 Exhibit
 Number                      Description
 -------                     -----------
 99.5    Form of Software.com proxy card.

 99.6*** Consent of Morgan Stanley & Co. Incorporated.

 99.7*** Consent of Credit Suisse First Boston Corporation.

--------
* Incorporated herein by reference to the exhibit filed with the Registrant's Registration Statement on Form S-1 (Commission File No. 333-75219).

** Incorporated herein by reference to the exhibits filed with the Registrant's annual report on Form 10-K for the year ended June 30, 2000 (Commission File No. 000-25687).

***  Previously filed.

+ Confidential treatment has been granted by the Securities and Exchange Commission with respect to certain information in these exhibits.